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INDEX TO FINANCIAL STATEMENTS

AS CONFIDENTIALLY SUBMITTED TO THE SECURITIES AND EXCHANGE COMMISSION ON JULY 3, 2013

Registration No. 333-

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form S-1
REGISTRATION STATEMENT UNDER THE
THE SECURITIES ACT OF 1933

JP Energy Partners LP
(Exact name of Registrant as Specified in Its Charter)

Delaware (State or Other Jurisdiction of Incorporation or Organization)	4610 (Primary Standard Industrial Classification Code Number)	27-2504700 (I.R.S. Employer Identification Number)

600 East Las Colinas Boulevard
Suite 2000
Irving, Texas 75039
(972) 444-0300
(Address, Including Zip Code, and Telephone Number, including
Area Code, of Registrant's Principal Executive Offices)

J. Patrick Barley
President and Chief Executive Officer
600 East Las Colinas Boulevard
Suite 2000
Irving, Texas 75039
(972) 444-0300
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies to:
Ryan J. Maierson Latham & Watkins LLP 811 Main Street, Suite 3700 Houston, Texas 77002 (713) 546-5400	William J. Cooper Jon W. Daly Andrews Kurth LLP 600 Travis Street, Suite 4200 Houston, Texas 77002 (713) 220-4200

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

         If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐

         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

         If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

         If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

         Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒ (Do not check if a smaller reporting company)	Smaller reporting company ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee

Common units representing limited partner interests	$[ • ]	$[ • ]

(1)
Includes common units issuable upon exercise of the underwriters' option to purchase additional common units.

(2)
Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) of the Securities Act of 1933.

         The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, dated July 3, 2013

PROSPECTUS

JP Energy Partners LP

Common Units
Representing Limited Partner Interests

This is an initial public offering of common units representing limited partner interests of JP Energy Partners LP. We are offering              common units in this offering. No public market currently exists for our common units. We intend to apply to list our common units on the New York Stock Exchange under the symbol "JPEP." We anticipate that the initial public offering price will be between $             and $             per common unit. We are an "emerging growth company" as that term is used in the Jumpstart Our Business Startups Act of 2012.

As a result of certain laws and regulations to which we are or may in the future become subject, we may require owners of our common units to certify that they are both United States citizens and subject to United States federal income taxation on our income. If you are not both a citizenship eligible holder and a rate eligible holder, your common units may be subject to redemption.

Investing in our common units involves risks. Please read "Risk Factors" beginning on page 22 of this prospectus. These risks include the following:

  •
  We may not have sufficient cash from operations following the establishment of cash reserves and payment of fees and expenses, including cost reimbursements to our general partner, to enable us to pay the minimum quarterly distribution, or any distribution, to holders of our common and subordinated units.

  •
  On a pro forma basis we would not have had sufficient distributable cash flow to pay the full minimum quarterly distribution on all of our units for the year ended December 31, 2012 or for the twelve months ended March 31, 2013.

  •
  We face intense competition in our transportation, terminaling, storage and natural gas liquids operations. Competition from other providers of similar services and products that are able to supply our customers with those services or products at a lower price could reduce our revenues.

  •
  Our general partner and its affiliates, including Lonestar Midstream Holdings, LLC, JP Energy Development LP and ArcLight Capital Partners, LLC, have conflicts of interest with us and limited duties to us and our unitholders, and they may favor their own interests to our detriment and that of our unitholders.

  •
  Holders of our common units have limited voting rights and are not entitled to elect our general partner or its directors.

  •
  Even if holders of our common units are dissatisfied, they cannot initially remove our general partner without its consent.

  •
  Our tax treatment depends on our status as a partnership for federal income tax purposes. If the Internal Revenue Service were to treat us as a corporation for federal income tax purposes, which would subject us to entity-level taxation, or if we were otherwise subjected to a material amount of additional entity-level taxation, then our distributable cash flow would be substantially reduced.

  •
  Our unitholders' share of our income will be taxable to them for federal income tax purposes even if they do not receive any cash distributions from us.

	Per Common Unit	Total
Price to the public	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds to us (before expenses)	$	$

(1)
Excludes an aggregate structuring fee equal to         % of the gross proceeds of this offering payable by us to Barclays Capital Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated. Please read "Underwriting."

We have granted to the underwriters a 30-day option to purchase up to an additional                           common units on the same terms and conditions as set forth above if the underwriters sell more than                           common units in this offering.

Neither the Securities and Exchange Commission nor any other state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the common units on or about                           , 2013.

Barclays	BofA Merrill Lynch

Prospectus dated                           , 2013

[Cover art to come]

        You should rely only on the information contained in this prospectus or in any free writing prospectus we may authorize to be delivered to you. We have not, and the underwriters have not, authorized any other person to provide you with information different from that contained in this prospectus and any free writing prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where an offer or sale is not permitted.

        This prospectus contains forward-looking statements that are subject to a number of risks and uncertainties, many of which are beyond our control. Please read "Risk Factors" and "Forward-Looking Statements."

Industry and Market Data

        The data included in this prospectus regarding the oil and gas industry, including descriptions of trends in the market and our position and the position of our competitors within the industry, is based on a variety of third-party sources, including independent industry publications, government publications and other published independent sources, information obtained from customers, distributors, suppliers and trade and business organizations and publicly available information, as well as our good faith estimates, which have been derived from management's knowledge and experience in the industry in which we operate. Based on management's knowledge and experience we believe that the third-party sources are reliable and that the third-party information included in this prospectus or in our estimates is accurate and complete.

PROSPECTUS SUMMARY

        This summary highlights selected information contained elsewhere in this prospectus. You should carefully read this entire prospectus, including "Risk Factors" and the historical and unaudited pro forma combined financial statements and related notes included elsewhere in this prospectus before making an investment decision. Unless otherwise indicated, the information in this prospectus assumes (i) an initial public offering price of $            per common unit (the mid-point of the price range set forth on the cover of this prospectus) and (ii) that the underwriters do not exercise their option to purchase additional common units. You should read "Risk Factors" beginning on page 22 for more information about important factors that you should consider before purchasing our common units.

        Unless the context otherwise requires, references in this prospectus to "JP Energy Partners," "the Partnership," "we," "our," "us," or like terms refer to JP Energy Partners LP and its subsidiaries, and references to "our general partner" refer to JP Energy GP II LLC, our general partner. References to "our sponsor" or "Lonestar" refer to Lonestar Midstream Holdings, LLC, which, together with JP Energy GP LLC and CB Capital Holdings II, LLC, two entities owned by certain members of our management, owns and controls our general partner. References to "ArcLight Capital" refer to ArcLight Capital Partners, LLC and references to "ArcLight Fund V" refer to ArcLight Energy Partners Fund V, L.P. References to "ArcLight" refer collectively to ArcLight Capital and ArcLight Fund V. ArcLight Capital owns and manages ArcLight Fund V, which controls our general partner through its ownership and control of Lonestar.

Overview

        We are a growth-oriented limited partnership formed in May 2010 by members of management and further capitalized in June 2011 by ArcLight to own, operate, develop and acquire a diversified portfolio of midstream energy assets. Our operations currently consist of three business segments: (i) crude oil storage, gathering and transportation, (ii) refined products terminaling and storage and (iii) NGL distribution and sales, which together provide midstream infrastructure solutions for the growing supply of crude oil, refined products and natural gas liquids, or NGLs, in the United States. Since our formation, our primary business strategy has been to focus on:

  •
  owning, operating and developing midstream assets serving areas experiencing dramatic production growth and drilling activity such as the Bakken shale, Powder River Basin, Niobrara shale, Eagle Ford shale, Granite Wash play, Mississippian Lime play and Permian Basin, as well as key demand centers such as Cushing, Oklahoma, the largest crude oil marketing hub in the United States; and

  •
  providing midstream infrastructure solutions to users of liquid petroleum products in order to capitalize on changing product flows between producing and consuming markets resulting from the significant growth in hydrocarbon production across the United States in recent years.

        We intend to expand by acquiring and constructing new midstream infrastructure and by increasing the utilization of our existing assets to gather, transport, store and distribute crude oil, refined products and NGLs to diverse markets throughout the United States.

        Members of our management team and ArcLight also formed and operate JP Energy Development LP, or JP Development, for the express purpose of supporting our growth and entering into commercial agreements that provide us with fee-based revenues. In addition to owning and operating its current assets, JP Development intends to acquire additional growth-oriented midstream assets and to develop organic capital projects and then offer those assets for sale to us once their financial profile is suitable for us. JP Development has granted us a right of first offer on all of its current and future assets, which we refer to as the ROFO Assets. Please read "—Our Relationship With JP Development" for a description of the ROFO Assets.

        Since our formation and the formation of JP Development in July 2012, our management team has successfully grown a strategic midstream platform through the investment of approximately $441 million through us and approximately $107 million through JP Development in 21 third-party acquisitions and numerous organic capital projects. The following table sets forth our aggregate net income and our Adjusted EBITDA for each of our business segments on a pro forma combined basis for the year ended December 31, 2012 and for the three months ended March 31, 2013.

($ in millions)	Pro Forma Combined Year Ended December 31, 2012	Pro Forma Combined Three Months Ended March 31, 2013
Total net income	$5.1	$3.1
Adjusted EBITDA(1):
Crude oil storage, gathering and transportation	$14.6	$3.6
Refined products terminaling and storage	16.5	4.3
NGL distribution and sales	16.8	7.9
Other(2)	(8.4)	(3.3)

Total Adjusted EBITDA	$39.5	$12.5

(1)
Adjusted EBITDA is a financial measure not presented in accordance with generally accepted accounting principles in the United States, or GAAP. For a definition of Adjusted EBITDA and a reconciliation to net income and to net cash provided by (used in) operating activities, its most directly comparable financial measures calculated in accordance with GAAP, please read "Selected Historical and Pro Forma Combined Consolidated Financial and Operating Data—Non-GAAP Financial Measures."

(2)
Includes general partnership expenses associated with managing all reportable segments.

Our Assets and Operations

  Crude Oil Storage, Gathering and Transportation

        Our crude oil storage, gathering and transportation segment consists of two businesses: (i) a crude oil storage facility and (ii) a fleet of crude oil gathering and transportation trucks. Our assets are positioned in or around some of the most prolific basins and the most active demand center for crude oil in the United States. Our crude oil storage facility has an aggregate shell capacity of approximately 3.0 million barrels in Cushing, Oklahoma, all of which is dedicated to one customer pursuant to a long-term storage services contract with a remaining term of approximately 4.3 years as of March 31, 2013. We generate crude oil storage revenues by charging this customer a fixed monthly fee per barrel of shell capacity that is not contingent on the customer's actual usage of our storage tanks.

        We own a fleet of approximately 90 crude oil gathering and transportation trucks operating in and around high-growth drilling areas such as the Bakken shale, Powder River Basin, Niobrara shale, Eagle Ford shale, Granite Wash play, Mississippian Lime play and Permian Basin. We generate the majority of our crude oil gathering and transportation revenues pursuant to two long-term, fixed fee contracts: (i) one with a third party that has a remaining term of approximately 3.0 years and (ii) a second with our affiliate, JP Development, that has a remaining term of approximately 4.9 years. Due to the limited pipeline infrastructure in many emerging areas of crude oil production, our crude oil gathering and transportation trucks provide immediate access for customers to transport their crude oil to the most advantageous outlets including pipelines, rail terminals and local refining centers. As an early mover in areas with significant production of crude oil, we believe our established relationships with highly active producers and marketers in such areas will provide us with opportunities to expand our fee-based gathering services as soon as the need arises through the purchase and deployment of additional crude oil gathering and transportation trucks as well as through the construction of additional infrastructure.

        Our truck fleet employs our proprietary CAST software, which provides us with data on demand for our transportation and logistics services and gives us a competitive advantage by allowing us to offer our customers real-time logistics reporting. We also seek to utilize the insights we gain from our relationships with our customers, who are highly active producers and marketers of crude oil, and the data provided by our CAST software to optimize the utilization of our fleet. Please read "Business—Our Assets and Operations—Crude Oil Storage, Gathering and Transportation" for a description of our CAST software.

  Refined Products Terminaling and Storage

        Our refined products terminaling and storage segment has aggregate storage capacity of approximately 1.3 million barrels at two refined products terminals located in North Little Rock, Arkansas and Caddo Mills, Texas. Our North Little Rock terminal has storage capacity of approximately 550,000 barrels from 11 tanks and is primarily supplied by a refined products pipeline operated by Enterprise TE Products Pipeline Company LLC, which we refer to as the TEPPCO Pipeline. Our Caddo Mills terminal has storage capacity of approximately 770,000 barrels from 10 tanks and is primarily supplied by the Explorer Pipeline. We generate fee-based revenues with customers with whom we maintain longstanding relationships under contracts that, consistent with industry practice, typically contain evergreen provisions after an initial term of six months to two years. We also generate revenue by selling excess refined products that result from our blending, additization and inventory control processes. A majority of the customers in our refined products terminaling and storage segment are large, well-known oil companies and independent refiners.

        For the three months ended March 31, 2013 and the year ended December 31, 2012, the aggregate throughput at our North Little Rock and Caddo Mills terminals was 2,619 thousand gallons per day and 2,749 thousand gallons per day, respectively. We believe our refined products terminals are strategically located to take advantage of infrastructure development opportunities resulting from shifting flows of refined product fuels from the Mid-Continent to the Gulf Coast based on price differentials in varying markets. Further, at our Caddo Mills terminal, we are focused on increasing our capacity utilization by expanding our customer base in and around the Dallas-Fort Worth metroplex, the primary market area it serves.

  NGL Distribution and Sales

        Our NGL distribution and sales segment consists of two businesses: (i) portable cylinder tank exchange and (ii) sales of NGLs through our retail, commercial and wholesale NGL sales business. We currently operate the third-largest propane cylinder exchange business in the United States, covering 43 states through a network of over 17,000 distribution locations, which includes grocery chains, pharmacies, convenience stores and hardware stores. Additionally, in five states in the Southwest we sell NGLs and other refined products (including sales of gasoline and diesel to our oilfield service and agricultural customers) to approximately 72,000 customers through our distribution network of 36 customer service locations. The combination of our spring- and summer-weighted cylinder exchange business with our fall- and winter-weighted NGL sales business provides us with the ability to reduce the overall seasonal volatility in volumes to which some of our competitors are susceptible.

        On a pro forma combined consolidated basis for the three months ended March 31, 2013 and for the year ended December 31, 2012, we sold approximately 19 million gallons and approximately 48 million gallons, respectively, of which approximately 45% was sold during the second and third quarters and 55% was sold during the first and fourth quarters. We believe that our NGL distribution and sales segment will continue to grow as a result of the continued increase in applications for NGLs and through our expansion into new geographic markets. We believe that this growth in our businesses will better position us to compete in an environment in which the expanding supply of NGLs is creating opportunities for market participants with economies of scale and access to downstream markets.

How We Conduct Our Business

        Substantially all of our sales consist of providing fee-based and margin-based services to our customers.

  Fee-Based Services

  •
  Crude oil storage.  In our crude oil storage business we charge our customer a fixed monthly fee per barrel of shell capacity that is not contingent on the customer's actual usage of our storage tanks. We do not take title to the crude oil stored in our storage tanks and, therefore, have no direct commodity price exposure with respect to the crude oil we store.

  •
  Crude oil gathering and transportation.  In our crude oil gathering and transportation business we charge our customers a fee based on the volume of crude oil we gather and the distance it is transported. We do not take title to the crude oil that we gather and transport and, therefore, have no direct commodity price exposure.

  •
  Refined products terminaling and storage.  In our refined products terminaling and storage business we charge our customers fees for (i) throughput and storage, (ii) blending services and injection of additives and (iii) ancillary services, including heating of bio-diesel, product transfer and railcar handling services. We also sell excess refined products, which are not fee-based.

  Margin-Based Services

  •
  Cylinder exchange.  Our customers exchange propane-filled cylinders at an agreed upon contract price. Our long-term cylinder exchange agreements typically permit us to adjust our prices after the first year of the contract while our short-term cylinder exchange agreements allow us to pass our costs on to our customers and thereby minimize our commodity price exposure. In order to manage our cost of propane, we enter into hedging arrangements on a rolling twelve-month basis on approximately 75% of the anticipated volumes from our long-term cylinder exchange contracts and approximately 25% of the anticipated volumes from our short-term contracts.

  •
  Retail, commercial and wholesale NGL sales.  We charge a price per gallon consisting of a pass through of our product supply, transportation, handling and storage costs plus a margin. We are able to pass our supply costs through to our customers on a regular basis, thereby limiting our commodity price exposure.

Industry Trends

        Due to advances in unconventional drilling technology and improved drilling economics, crude oil production in the United States has increased by 30% from 2008 to 2012, with the Midwest and Rockies regions representing 24% of this increased production, according to the Energy Information Administration, or EIA. NGL production in the United States has followed a similar trend, increasing 34% from 2008 to 2012, with the Midwest and Rockies regions representing 34% of this increased production.

        Growing crude oil production in the land-locked interior of North America has resulted in crude oil prices in these regions generally being lower than prices on the Gulf Coast, where domestic and imported crude oil have traditionally been delivered. Because of this new supply dynamic, price differentials now provide a strong incentive for increasing crude oil movements out of the Midwest, even using alternative modes of transportation such as rail and trucks. In addition, with access to lower cost crude oil supplies, inland refineries have experienced attractive economics producing competitively priced refined petroleum products relative to the Gulf Coast and other regions in the United States. This dynamic has resulted in significantly less flow of crude oil from the Gulf Coast to the Midwest and significantly more flow of refined petroleum products from the Midwest to the Gulf Coast.

        The growing supply of liquid petroleum products and the associated shift in flow and price patterns have created opportunities for the construction and re-purposing of midstream and downstream infrastructure. We intend to capitalize on the following opportunities within each of our segments:

  •
  Crude oil storage, gathering and transportation.  Our crude oil storage facility in Cushing, Oklahoma is located at a key crossroad connecting the Bakken shale, Mid-Continent plays and Canadian production to the Gulf Coast. We believe that the recontracting rates and long-term value of this storage facility will benefit from rising inland United States and Canadian production. Additionally, our crude oil gathering and transportation assets enable us to gather crude oil from developing production areas that lack established pipeline infrastructure and help us build strong relationships with producers, which we believe will contribute to the origination of growth opportunities.

  •
  Refined products terminaling and storage.  Our refined products terminals were originally utilized to sell products from refineries located on the Gulf Coast. The changing dynamics of United States crude oil production may offer opportunities to grow the throughput and value of these terminals by completing projects to connect them to additional, less-expensive sources of product supply.

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  NGL distribution and sales.  Our NGL distribution and sales segment serves as an important outlet for increased domestic NGL supply, providing us with an opportunity to negotiate pricing discounts as a large purchaser. The recent decline in NGL prices relative to crude-based product prices may positively impact NGL demand and contribute to future sales volumes.

Our Business Strategies

        Our principal business objective is to increase the quarterly cash distributions that we pay to our unitholders over time while ensuring the ongoing stability of our business and cash flows. We expect to achieve this objective by pursuing the following business strategies:

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  Pursue strategic and accretive acquisition opportunities from JP Development and third parties.  We intend to pursue accretive acquisition opportunities from JP Development and third parties that will complement, expand and diversify our asset base and cash flows. We expect that several of our near-term opportunities will be sourced from the ROFO Assets. Please read "—Our Relationship With JP Development" for a description of the ROFO Assets.

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  Capitalize on organic growth opportunities with our existing assets.  We intend to identify and pursue organic growth opportunities to increase the cash flows of our existing businesses by making accretive capital investments for our unitholders. These opportunities may include projects that grow throughput or storage volumes, expand margins, increase utilization of our assets or differentiate the services we offer to create new market opportunities.

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  Focus on fee-based and margin-based businesses with limited commodity price exposure.  We intend to continue adding operations that focus on providing services to our customers under fee-based or margin-based arrangements. We plan to pursue opportunities in all of our segments with an emphasis on limiting commodity price exposure either through contract structure or through a managed hedging program. Please read "—How We Conduct Our Business" for additional detail related to how we generate revenue and manage our commodity price exposure.

  •
  Maintain financial flexibility and a disciplined capital structure.  We intend to pursue a disciplined financial policy and maintain a conservative capital structure to allow us to pursue accretive acquisitions and execute on organic growth opportunities even in challenging capital market environments. Pro forma for this offering, we would have had $             million in borrowing capacity under our revolving credit facility as of March 31, 2013.

Our Competitive Strengths

        We believe that we are well-positioned to successfully execute our business strategies by capitalizing on the following competitive strengths:

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  Stable cash flows from contractual arrangements and diversified operations.  Our contractual arrangements and diversified operations help us generate stable, predictable cash flows. We provide many of our services under long-term contracts or under evergreen contracts with customers with whom we have longstanding relationships. Pursuant to our contractual arrangements, substantially all of our cash flows are derived from fee-based or margin-based services, which minimizes our direct commodity price exposure. Our cash flows also benefit from our diverse operations in both geographic location and services offered to our customers.

  •
  Relationship with JP Development.  One of our principal strengths is our relationship with JP Development, our affiliate with whom we share a common management team. JP Development was formed in July 2012 by members of our management team and ArcLight for the express purpose of supporting our growth and entering into commercial arrangements that provide us with fee-based revenues. In particular, we believe that our relationship with JP Development will provide us with a number of potential future growth opportunities, including the potential acquisition of the ROFO Assets. Please read "—Our Relationship With JP Development" for a description of the ROFO Assets.

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  Strategically located transportation, storage and natural gas liquids assets.  The majority of our assets are located in areas characterized by strong demand for the services we currently provide as well as a need for additional midstream infrastructure, providing us with attractive future growth prospects.

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  Well-maintained and complementary asset base.  Our crude oil and refined products systems consist of trucks, terminals and storage facilities, enabling us to provide a wide array of midstream services to our customers. We maintain a reliable asset base employing current technology that plays an integral role in providing midstream services. Our crude oil storage facility was constructed in 2009 and our fleet of crude oil gathering and transportation trucks has an average age of approximately three years. Additionally, our refined products terminals have been regularly maintained, upgraded and improved since they were first constructed, with many of their tanks having been installed since 2003. We strive to meet or exceed existing safety regulations governing our assets and we have developed various programs to help us monitor and maintain our assets in the safest, most efficient manner possible.

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  Experienced and entrepreneurial management team.  Averaging approximately 22 years of experience in the energy industry, our management team has expertise in key areas of the crude oil, refined products and natural gas liquids industries as well as in infrastructure development, acquisitions and the integration of acquired businesses. For example, since our formation in May 2010, our management team has successfully grown our operations through 20 third-party acquisitions. Please read "Business—Our Acquisition History."

  •
  Supportive sponsor with significant industry expertise.  Through Lonestar, ArcLight Fund V is the principal owner of our general partner and the sole owner of JP Development. We believe that ArcLight Capital, which owns and controls ArcLight Fund V, has substantial experience as a private equity investor in the energy industry, having managed the investment of more than $10.5 billion in energy companies and assets since its inception. By providing us with strategic guidance and financial expertise, we believe our relationship with ArcLight will greatly enhance our ability to grow our asset base and cash flows.

Our Relationship With JP Development

        JP Development is a growth-oriented limited partnership that was formed in July 2012 by members of our management team and ArcLight for the express purpose of supporting our growth and entering into commercial arrangements that provide us with fee-based revenues. JP Development intends to acquire growth-oriented midstream assets and to develop organic capital projects and then offer those assets for sale to us after they have been sufficiently developed such that their financial profile is suitable for us. Since its formation, our management and ArcLight have successfully grown JP Development through the acquisition of midstream assets and the execution of growth projects strategically located in or connected to the crude oil hub in Cushing, Oklahoma and key supply basins experiencing significant production growth and on-going drilling activity. JP Development has granted us a right of first offer for a period of five years from the closing of this offering on all of its current and future assets, which we refer to as the ROFO Assets and which currently include:

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  an approximately 115-mile intrastate crude oil pipeline, known as the Great Salt Plains Pipeline, that runs from Cherokee, Oklahoma to Cushing, Oklahoma and serves the Mississippian Lime play;

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  an interstate crude oil pipeline, known as the Kansas Express Pipeline, serving the Mississippian Lime play, the first phase of which will be approximately 105 miles in length and will provide transportation services from Coldwater, Kansas to Cherokee, Oklahoma and ultimately to Cushing, Oklahoma (the first phase is expected to be completed in the first quarter of 2014);

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  an approximately 75-mile interstate crude oil pipeline, known as the Red River Pipeline, serving the Fort Worth Basin that originates in Grayson County, Texas and runs to its principal terminus at the Elmore City Station in Garvin County, Oklahoma; and

  •
  a portfolio of logistics assets that consists of approximately 50 crude oil gathering and transportation trucks and 25 truck injection stations.

        Please read "Business—Our Relationship With JP Development" for additional discussion of JP Development's assets.

        JP Development also performs crude oil marketing services with the objective of increasing the utilization of our logistics assets. For the three months ended March 31, 2013, JP Development facilitated the gathering of approximately 50,100 barrels per day of crude oil. To support its marketing business, JP Development has entered into a contract with us under which we provide JP Development with crude oil gathering and transportation services, resulting in fee-based revenues for us with no direct exposure to commodity prices.

        We believe that ArcLight Fund V's and our management's collective ownership of (i) 95% of our general partner, which owns all of our incentive distribution rights, (ii) a        % limited partner interest in us and (iii) 100% of the partnership interests in JP Development create a unique and strong incentive for JP Development to support the successful execution of our business plan and to pursue projects and acquisitions that will enhance the overall value of our business. We believe that our relationship with JP Development will provide us with a number of potential future growth opportunities, including the potential acquisition of the ROFO Assets. Please read "Certain Relationships and Related Party Transactions—Agreements With Affiliates in Connection With the Transactions—Right of First Offer Agreement" for additional information.

        While our relationship with JP Development is a significant strength, it is also a source of potential conflicts. Please read "Conflicts of Interest and Duties" and "Risk Factors—Risks Inherent in an Investment in Us—Our general partner and its affiliates, including Lonestar, JP Development and ArcLight, have conflicts of interest with us and limited duties to us and our unitholders, and they may favor their own interests to our detriment and that of our unitholders." Additionally, we have no control over JP Development's business decisions or operations and JP Development is under no obligation to adopt a business strategy that favors us.

Our Relationship With ArcLight

        One of our principal attributes is our relationship with ArcLight. We were further capitalized in June 2011 by Lonestar, which is indirectly owned by ArcLight Fund V and managed by ArcLight Capital, a specialized private equity firm focused exclusively on the energy industry. ArcLight has invested over $10.5 billion of private equity capital in over one hundred transactions since 2001 and has $10.1 billion of cumulative committed capital across five funds. ArcLight invests across the entire energy industry value chain with a focus on North American energy infrastructure assets and companies. ArcLight's investment strategy is underpinned by a hands-on approach that seeks to substantially enhance the cash flow and asset value of its investments through multiple energy industry cycles. ArcLight's investment team has substantial expertise in energy investing, broad industry relationships and specialized asset-level value creation capabilities.

Our Emerging Growth Company Status

        As a company with less than $1.0 billion in revenue during its last fiscal year, we qualify as an "emerging growth company" as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. As long as a company is deemed an emerging growth company, it may take advantage of specified reduced reporting and other regulatory requirements that are generally unavailable to other public companies. These provisions include:

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  a requirement to present only two years of audited financial statements and only two years of related Management's Discussion and Analysis included in an initial public offering registration statement;

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  an exemption to provide less than five years of selected financial data in an initial public offering registration statement;

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  an exemption from the auditor attestation requirement in the assessment of the emerging growth company's internal controls over financial reporting;

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  an exemption from the adoption of new or revised financial accounting standards until they would apply to private companies;

  •
  an exemption from compliance with any new requirements adopted by the Public Company Accounting Oversight Board requiring mandatory audit firm rotation or a supplement to the auditor's report in which the auditor would be required to provide additional information about the audit and the financial statements of the issuer;

  •
  reduced disclosure about the emerging growth company's executive compensation arrangements pursuant to the rules applicable to smaller reporting companies; and

  •
  no requirement to obtain unitholder approval of any golden parachute arrangements not previously approved.

        We may take advantage of these provisions until we are no longer an emerging growth company, which will occur on the earliest of (i) the last day of the fiscal year following the fifth anniversary of this offering, (ii) the last day of the fiscal year in which we have more than $1.0 billion in annual revenues, (iii) the date on which we are deemed to be a "large accelerated filer," as defined in Rule 12b-2 promulgated under the Securities Exchange Act of 1934, as amended, or the Exchange Act, which generally requires more than $700 million in market value of our common units held by non-affiliates as of June 30 of the year such determination is made, or (iv) the date on which we issue more than $1.0 billion of non-convertible debt over a three-year period.

        We have elected to adopt the reduced disclosure requirements described above, including the exemption that allows emerging growth companies to extend the transition period for complying with new or revised financial accounting standards (this election is irrevocable). As a result of these elections, the information that we provide in this prospectus may be different from the information you may receive from other public companies in which you hold equity interests.

Risk Factors

        An investment in our common units involves risks associated with our business, our partnership structure and the tax characteristics of our common units. You should carefully consider the risks described in "Risk Factors" and the other information in this prospectus before investing in our common units.

 Recapitalization Transactions and Partnership Structure

        At or prior to the closing of this offering, the following transactions, which we refer to as the recapitalization transactions, will occur.

        Prior to the closing of this offering:

  •
  an aggregate of 1,136,364 Series A preferred units, Series B preferred units and Series C preferred units (collectively, the "Preferred Units") held by Lonestar will automatically convert into                        subordinated units representing a        % interest in us, and Lonestar will continue to own                        Preferred Units representing a        % interest in us (the "Remaining Preferred Units"); and

  •
  an aggregate of 10,723,633 Class A common units, Class B common units and Class C common units (collectively, the "Existing Common Units") held by the owners of each such class will automatically convert into                        subordinated units representing a        % interest in us, with                         Existing Common Units remaining representing a        % interest in us (the "Remaining Existing Common Units").

        At the closing of this offering:

  •
  the Remaining Preferred Units will automatically convert into                        common units representing a        % interest in us;

  •
  the Remaining Existing Common Units will automatically convert into                        common units representing a         % interest in us;

  •
  the 45 general partner units in us held by our general partner will be recharacterized as a non-economic general partner interest in us;

  •
  we will issue                        common units to the public in this offering;

  •
  we will enter into an amended and restated revolving credit facility; and

  •
  we will use the net proceeds from this offering and from the borrowings under our amended and restated revolving credit facility for the purposes set forth in "Use of Proceeds."

 Organizational Structure After the Recapitalization Transactions

        After giving effect to the transactions described above, our units will be held as follows:

Public Common Units		%
Lonestar:
Common Units		%
Subordinated Units		%
Management:
Common Units		%
Subordinated Units		%
Other Investors:
Common Units		%
Subordinated Units		%
LTIP Participant Common Units		%
Non-Economic General Partner Interest	—

Total	100.0%

        The following simplified diagram depicts our organizational structure after giving effect to the transactions described above.

(1)
Lonestar is 100% owned and controlled by ArcLight Energy Partners Fund V, L.P., an investment fund controlled by ArcLight Capital Partners, LLC.

(2)
Certain members of our management own an aggregate 23.75% membership interest in JP Energy GP II LLC through their ownership of two wholly owned entities, JP Energy GP LLC and CB Capital Holdings II, LLC. Lonestar owns 71.25% of JP Energy GP II LLC. The remaining 5.0% of JP Energy GP II LLC is owned indirectly by one of the members of our board of directors. Please read "Security Ownership and Certain Beneficial Owners and Management."

(3)
Certain persons were issued securities representing limited partner interests in us in connection with the acquisition of our crude oil storage, gathering and transportation assets and our refined products terminals. Please read "Security Ownership and Certain Beneficial Owners and Management."

 Management of JP Energy Partners LP

        We are managed and operated by the board of directors and executive officers of JP Energy GP II LLC, our general partner. Lonestar and certain members of management own our general partner and have the right to appoint its entire board of directors, including the independent directors appointed in accordance with the listing standards of the New York Stock Exchange, or the NYSE. Unlike shareholders in a publicly traded corporation, our unitholders will not be entitled to elect our general partner or the board of directors of our general partner. For more information about the directors and executive officers of our general partner, please read "Management—Directors and Executive Officers of JP Energy GP II LLC."

        In order to maintain operational flexibility, our operations will be conducted through, and our operating assets will be owned by, various operating subsidiaries. However, neither we nor our subsidiaries have any employees. Our general partner has the sole responsibility for providing the personnel necessary to conduct our operations, whether through directly hiring employees or by obtaining the services of personnel employed by others. All of the personnel that will conduct our business immediately following the closing of this offering will be employed or contracted by our general partner and its affiliates, but we sometimes refer to these individuals in this prospectus as our employees.

Principal Executive Offices and Internet Address

        Our principal executive offices are located at 600 East Las Colinas Boulevard, Suite 2000, Irving, Texas 75039, and our telephone number is (972) 444-0300. Our website is located at www.                        .com. We intend to make our periodic reports and other information filed with or furnished to the Securities and Exchange Commission, or the SEC, available free of charge through our website as soon as reasonably practicable after those reports and other information are electronically filed with or furnished to the SEC. Information on our website or any other website is not incorporated by reference into this prospectus and does not constitute a part of this prospectus.

Summary of Conflicts of Interest and Duties

  General

        Under our partnership agreement, our general partner has a duty to manage us in a manner it believes is not adverse to the best interests of our partnership. However, the officers and directors of our general partner also have a duty to manage the business of our general partner in a manner that is not adverse to the best interests of its owners, including Lonestar and ArcLight. As a result of this relationship, conflicts of interest may arise in the future between us and our unitholders, on the one hand, and our general partner and its affiliates, including JP Development, Lonestar and ArcLight, on the other hand. For example, our general partner will be entitled to make determinations that affect the amount of cash distributions we make to the holders of our common units, which in turn has an effect on whether our general partner receives incentive cash distributions. For a more detailed description of the conflicts of interest and fiduciary duties of our general partner, please read "Conflicts of Interest and Duties."

  Partnership Agreement Replacement of Fiduciary Duties

        Delaware law provides that Delaware limited partnerships may, in their partnership agreements, expand, restrict or eliminate the fiduciary duties owed by the general partner to limited partners and the partnership. Our partnership agreement contains various provisions replacing the fiduciary duties that would otherwise be owed by our general partner with contractual standards governing the duties of our general partner and contractual methods of resolving conflicts of interest. The effect of these provisions is to restrict the remedies available to unitholders for actions that might otherwise constitute breaches of our general partner's fiduciary duties. Our partnership agreement also provides that affiliates of our general partner, including Lonestar, JP Development and ArcLight, are not restricted from competing with us and that neither our general partner nor its affiliates have any obligation to present business opportunities to us. By purchasing a common unit, the purchaser agrees to be bound by the terms of our partnership agreement, and pursuant to the terms of our partnership agreement each holder of common units consents to various actions and potential conflicts of interest contemplated in our partnership agreement that might otherwise be considered a breach of fiduciary or other duties under Delaware law. Please read "Conflicts of Interest and Duties—Duties of the General Partner" for a description of the fiduciary duties imposed on our general partner by Delaware law, the replacement of those duties with contractual standards under our partnership agreement and certain legal rights and remedies available to holders of our common units and subordinated units.

  ArcLight, Lonestar and JP Development May Compete Against Us

        Although our relationships with ArcLight, Lonestar and JP Development are valuable to us, they are also a source of potential conflict. For example, our partnership agreement does not prohibit ArcLight, Lonestar, JP Development or their affiliates, other than our general partner, from owning assets or engaging in businesses that compete directly or indirectly with us. In addition, ArcLight and Lonestar or their affiliates, other than JP Development, which is subject to the right of first offer described under "—Our Relationship With JP Development," may invest in other publicly traded partnerships or acquire, construct or dispose of additional midstream or other assets in the future, without any obligation to offer us the opportunity to acquire or construct any of those assets.

        For a more detailed description of the conflicts of interest and the duties of our general partner, please read "Conflicts of Interest and Duties."

 The Offering

Common units offered to the public	common units.
common units if the underwriters exercise in full their option to purchase additional common units from us.
Units outstanding after this offering	common units and subordinated units, each representing a 50.0% limited partner interest in us. In addition, our general partner will own a non-economic general partner interest in us.
Use of proceeds
We expect to receive net proceeds of approximately $ million from the sale of common units offered by this prospectus based on the initial public offering price of $ per common unit (the mid-point of the price range set forth on the cover of this prospectus), after deducting underwriting discounts and structuring fees but before estimated offering expenses.

We intend to use the net proceeds from this offering to (i) pay estimated offering expenses of approximately $ million, (ii) repay $ million of debt outstanding under our existing revolving credit facility and (iii) replenish approximately $ million of our working capital.

Immediately following the repayment of a portion of the outstanding debt under our revolving credit facility with a portion of the net proceeds from this offering, we will amend and restate our revolving credit facility and will borrow approximately $ million thereunder. We will use the proceeds from that borrowing to make a distribution, pro rata, to our existing equityholders.

The net proceeds from any exercise by the underwriters of their option to purchase additional common units from us will be used to redeem from Lonestar a number of common units equal to the number of common units issued upon exercise of the option at a price per common unit equal to the net proceeds per common unit in this offering before expenses but after deducting underwriting discounts and the structuring fee. Please read "Underwriting."
Cash distributions
We intend to make a minimum quarterly distribution of $ per unit to the extent we have sufficient cash from operations after establishment of cash reserves and payment of fees and expenses, including payments to our general partner.

For the quarter in which this offering closes, we will pay a prorated distribution on our units covering the period from the completion of this offering through , 2013, based on the actual length of that period.

In general, we will pay any cash distributions we make each quarter in the following manner:
• first, 100% to the holders of common units, until each common unit has received a minimum quarterly distribution of $ plus any arrearages from prior quarters;
• second, 100% to the holders of subordinated units, until each subordinated unit has received a minimum quarterly distribution of $ ; and
• third, 100% to all unitholders, pro rata, until each unit has received a distribution of $ .

If cash distributions to our unitholders exceed $ per unit in any quarter, our general partner will receive increasing percentages, up to 50.0%, of the cash we distribute in excess of that amount due to its ownership of all of our incentive distribution rights. In certain circumstances, our general partner, as the initial holder of our incentive distribution rights, has the right to reset the target distribution levels described above to higher levels based on our cash distributions at the time of the exercise of this reset election. Please read "Provisions of Our Partnership Agreement Relating to Cash Distributions."
If we do not generate sufficient available cash from operations, we may, but are under no obligation to, borrow funds to pay the minimum quarterly distribution to our unitholders.

The amount of pro forma available cash generated during the year ended December 31, 2012 and the twelve months ended March 31, 2013 would not have been sufficient to allow us to pay the minimum quarterly distribution on all of our units during those periods. Specifically, the amount of pro forma available cash generated during the year ended December 31, 2012 would have been sufficient to pay the aggregate minimum quarterly distribution on all of our common units during that period, but only % of the aggregate minimum quarterly distribution on our subordinated units during that period. Likewise, the amount of pro forma available cash generated during the twelve months ended March 31, 2013 would have been sufficient to pay the aggregate minimum quarterly distribution on all of our common units during that period, but only % of the aggregate minimum quarterly distribution on our subordinated units during that period.

We believe, based on our financial forecast and related assumptions included in "Cash Distribution Policy and Restrictions on Distributions—Estimated Distributable Cash Flow for the Twelve Months Ending June 30, 2014," that we will have sufficient available cash to pay the aggregate minimum quarterly distribution of $ million on all of our common units and subordinated units for the twelve months ending June 30, 2014. However, we do not have a legal obligation to pay distributions at our minimum quarterly distribution rate or at any other rate except as provided in our partnership agreement and there is no guarantee that we will make quarterly cash distributions to our unitholders. Please read "Cash Distribution Policy and Restrictions on Distributions."
Subordinated units
JP Energy GP LLC and CB Capital Holdings II, LLC, entities that are owned and controlled by certain members of our management, and Lonestar will initially own approximately % of our subordinated units. The principal difference between our common units and our subordinated units is that for any quarter during the subordination period, the subordinated units will not be entitled to receive any distribution until the common units have received the minimum quarterly distribution for such quarter plus any arrearages in the payment of the minimum quarterly distribution from prior quarters during the subordination period. Subordinated units will not accrue arrearages.
Conversion of subordinated units
The subordination period will end on the first business day after we have earned and paid at least (i) $ (the minimum quarterly distribution on an annualized basis) on each outstanding common unit and subordinated unit for each of three consecutive, non-overlapping four-quarter periods ending on or after , 2016 or (ii) $ (150.0% of the annualized minimum quarterly distribution) on each outstanding common unit and subordinated unit and the related distributions on the incentive distribution rights for any four-quarter period ending on or after , 2014, in each case provided there are no arrearages on our common units at that time.

The subordination period also will end upon the removal of our general partner other than for cause if no subordinated units or common units held by the holders of subordinated units or their affiliates are voted in favor of that removal.

When the subordination period ends, all subordinated units will convert into common units on a one-for-one basis, and all common units will no longer be entitled to arrearages. Please read "Provisions of Our Partnership Agreement Relating to Cash Distributions—Subordinated Units and Subordination Period."

Issuance of additional units	Our partnership agreement authorizes us to issue an unlimited number of additional units without the approval of our unitholders. Our unitholders will not have preemptive or participation rights to purchase their pro rata share of any additional units issued. Please read "Units Eligible for Future Sale" and "Our Partnership Agreement—Issuance of Additional Securities."
Limited voting rights
Our general partner will manage and operate us. Unlike the holders of common stock in a corporation, our unitholders will have only limited voting rights on matters affecting our business. Our unitholders will have no right to elect our general partner or its directors on an annual or other continuing basis. Our general partner may not be removed except by a vote of the holders of at least 66 2/3% of our outstanding units, including any units owned by our general partner and its affiliates, voting together as a single class. Upon consummation of this offering, affiliates of our general partner, including Lonestar, will own an aggregate of % of our common and subordinated units (or % and %, respectively, of our common and subordinated units, if the underwriters exercise their option to purchase additional common units in full). This will give affiliates of our general partner, including Lonestar, the ability to prevent the removal of our general partner. Please read "Our Partnership Agreement—Voting Rights."
Limited call right
If at any time our general partner and its affiliates own more than 80.0% of our outstanding common units, our general partner has the right, but not the obligation, to purchase all of our remaining common units at a price equal to the greater of (i) the average of the daily closing price of our common units over the 20 trading days preceding the date that is three business days before notice of exercise of the call right is first mailed and (ii) the highest per-unit price paid by our general partner or any of its affiliates for common units during the 90-day period preceding the date such notice is first mailed. Please read "Our Partnership Agreement—Limited Call Right."
Redemption of ineligible holders
Units held by persons who our general partner determines are not "citizenship eligible holders" or "rate eligible holders" will be subject to redemption. Citizenship eligible holders are individuals or entities whose nationality, citizenship or other related status does not create a substantial risk of cancellation or forfeiture of any property, including any governmental permit, endorsement or other authorization, in which we have an interest, and will generally include individuals and entities who are United States citizens. Rate eligible holders are:
• individuals or entities subject to United States federal income taxation on the income generated by us; or

• entities not subject to United States federal income taxation on the income generated by us, so long as all of the entity's owners are domestic individuals or entities subject to such taxation.

We will have the right, which we may assign to any of our affiliates, but not the obligation, to redeem all of the common units of any holder that is not a citizenship eligible holder or a rate eligible holder or that has failed to certify or has falsely certified that such holder is a citizenship eligible holder or a rate eligible holder. The redemption price will be equal to the market price of the common units as of the date three days before the date the notice of redemption is mailed. The redemption price will be paid in cash or by delivery of a promissory note, as determined by our general partner. The units held by any person the general partner determines is not a citizenship eligible holder or a rate eligible holder will not be entitled to voting rights.
Please read "Our Partnership Agreement—Redemption of Ineligible Holders."
Estimated ratio of taxable income to distributions
We estimate that if you own the common units you purchase in this offering through the record date for distributions for the period ending , you will be allocated, on a cumulative basis, an amount of federal taxable income for that period that will be % or less of the cash distributed to you with respect to that period. For example, if you receive an annual distribution of $ per unit, we estimate that your average allocable federal taxable income per year will be no more than approximately $ per unit. Thereafter, the ratio of allocable taxable income to cash distributions to you could substantially increase. Please read "Material Federal Income Tax Consequences—Tax Consequences of Unit Ownership—Ratio of Taxable Income to Distributions" for the basis of this estimate.
Material federal income tax consequences
For a discussion of the material federal income tax consequences that may be relevant to prospective unitholders who are individual citizens or residents of the United States, please read "Material Federal Income Tax Consequences."

Directed Unit Program	At our request, the underwriters have reserved for sale up to % of the common units being offered by this prospectus for sale at the initial public offering price to the directors and executive officers of our general partner and certain other employees and consultants of our general partner and its affiliates. We do not know if these persons will choose to purchase all or any portion of these reserved common units, but any purchases they do make will reduce the number of common units available to the general public. Please read "Underwriting—Directed Unit Program."
Exchange listing	We intend to apply to list our common units on the New York Stock Exchange under the symbol "JPEP."

Summary Historical and Pro Forma Combined Consolidated Financial and Operating Data

        The table set forth on the next page presents, as of the dates and for the periods indicated, our summary historical and pro forma combined consolidated financial and operating data.

        The summary historical combined consolidated financial data presented as of December 31, 2011 and December 31, 2012 and for the years ended December 31, 2011 and December 31, 2012 have been derived from our audited historical consolidated financial statements included elsewhere in this prospectus. The summary historical consolidated financial data presented as of March 31, 2012 and March 31, 2013 and for the three months ended March 31, 2012 and March 31, 2013 are derived from our unaudited historical condensed financial statements.

        The summary pro forma combined consolidated statement of operations for the three months ended March 31, 2013 includes the pro forma effects of the recapitalization transactions, including this offering, described under "—Recapitalization Transactions and Partnership Structure" as if the recapitalization transactions, including this offering, occurred on January 1, 2012. The summary pro forma combined consolidated balance sheet as of March 31, 2013 was prepared as if the recapitalization transactions, including this offering, occurred on March 31, 2013. The summary pro forma combined consolidated statement of operations for the year ended December 31, 2012 gives effect to (i) our acquisitions of Heritage Propane Express, LLC ("HPX"), Falco Energy Transportation, LLC ("Falco"), Parnon Storage LLC ("Parnon") and two refined products terminals acquired from Truman Arnold Companies ("TAC") (all of which were completed during the year ended December 31, 2012 and which are collectively referred to herein as the "Acquisitions") as if each had occurred on January 1, 2012 and (ii) the recapitalization transactions, including this offering, as if they occurred on January 1, 2012.

        For a detailed discussion of the following table, please read "Management's Discussion and Analysis of Financial Condition and Results of Operations." The following table should also be read in conjunction with our unaudited pro forma combined consolidated financial statements and audited and unaudited consolidated financial statements included elsewhere in this prospectus. Among other things, those historical and pro forma combined consolidated financial statements include more detailed information regarding the basis of presentation for the information in the following table.

        The following table presents Adjusted EBITDA and distributable cash flow, financial measures that are not presented in accordance with GAAP. We use Adjusted EBITDA and distributable cash flow in our business as we believe they are important supplemental measures of our performance. We define Adjusted EBITDA as net income plus interest expense, income tax expense, depreciation and amortization expense, certain non-cash charges such as non-cash equity compensation, unrealized losses on commodity derivative contracts and selected charges and transaction costs that are unusual or non-recurring, less interest income, income tax benefit, unrealized gains on commodity derivative contracts, selected gains that are unusual or non-recurring and other selected items that impact comparability. We define distributable cash flow as Adjusted EBITDA less net cash interest paid, income taxes paid and maintenance capital expenditures. For a reconciliation of Adjusted EBITDA and distributable cash flow to their most directly comparable financial measures calculated in accordance with GAAP, please read "Selected Historical and Pro Forma Combined Consolidated Financial and Operating Data—Non-GAAP Financial Measures." For a discussion of how we use Adjusted EBITDA to evaluate our operating performance, please read "Management's Discussion and Analysis of Financial Condition and Results of Operations—How We Evaluate Our Operations."

	Year Ended December 31,					Three Months Ended March 31,						Pro Forma Three Months Ended March 31, 2013
										Pro Forma Year Ended December 31, 2012
($ in thousands, except per unit amounts)	2011		2012(1)			2012		2013(1)
Statement of Operations Data:
Total revenue		$67,156		$150,898			$29,896		$68,887		$227,539		$68,887
Costs and expenses:
Cost of sales, excluding depreciation and amortization		$49,048		$89,537			$22,592		$37,069		$122,585		$37,069
Operating expenses		9,584		25,635			2,589		11,275		43,249		11,275
General and administrative(2)		6,053		22,503			2,540		7,827		24,344		7,827
Depreciation and amortization		2,841		14,384			1,112		7,510		27,168		7,510
Loss on disposal of assets		68		482			6		203		895		203

Operating income (loss)		$(438)		$(1,643)			$1,057		$5,003		$9,298		$5,003
Other income (expense):
Interest (expense)		$(633)		$(3,393)			$(330)		$(1,814)		$(3,593)		$(1,814)
Other income (expense), net		(95)		(184)			72		113		(343)		113

Income (loss) before income taxes		$(1,166)		$(5,220)			$799		$3,302		$5,362		$3,302
Income tax (expense)		(35)		(222)			(45)		(160)		(266)		(160)

Net income (loss)		$(1,201)		$(5,442)			$754		$3,142		$5,096		$3,142
General partner's interest in pro forma net income (loss)	$		$			$		$		$		$
Common unit holder's interest in pro forma net income (loss)
Subordinated unit holder's interest in pro forma net income (loss)
Pro forma net income per common unit
Pro forma net income per subordinated unit
Weighted average number of limited partner units outstanding
Common units
Subordinated units
Statement of Cash Flows Data:
Cash provided by (used in):
Operating activities		$(5,895)		$5,940			$3,094		$9,640
Investing activities		(26,860)		(286,182	)(3)		(2,227)		(3,347)
Financing activities		34,825		280,204	(4)		137		(3,275)
Other Financial Data:
Adjusted EBITDA		$2,549		$14,834			$2,495		$12,503		$39,523		$12,503
Distributable cash flow		1,615		11,200			2,443		10,763		$29,665		$9,838
Balance Sheet Data:
Cash and cash equivalents		$4,432		$4,394			$5,436		$7,412
Accounts receivable, net		12,246		23,936			10,341		22,463
Property, plant and equipment, net		27,720		178,290			27,806		176,962
Total assets		65,931		458,642			66,497		456,314
Total long-term debt (including current maturities)		16,948		167,739			18,941		170,986
Total partners' capital		41,466		264,574			40,962		262,717
Operating Data(5):
Crude oil storage, gathering and transportation (Bbl/d)(6)		—		23,049			—		17,702		24,161		17,702
Refined products terminaling and storage (Mgal/d)		—		2,455			—		2,619		2,749		2,619
NGL distribution and sales (Gal/d)		61,314		112,313			103,707		211,239		131,879		211,239

(1)
The Summary Historical Consolidated Financial and Operating Data for the year ended December 31, 2012 and the three months ended March 31, 2013 reflect acquisitions that closed in 2012, as described in greater detail in "Management's Discussion and Analysis of Financial Condition and Results of Operations."

(2)
Excludes estimated incremental cash expense associated with being a publicly traded partnership of approximately $3.7 million, including costs associated with SEC reporting requirements, tax return and Schedule K-1 preparation and distribution, independent audit fees, legal fees, investor relations, Sarbanes-Oxley compliance, stock exchange listing, register and transfer agent fees, incremental officer and director liability expenses and director compensation.

(3)
Cash used in investing activities for the year ended December 31, 2012 includes the cash consideration paid for third party acquisitions during the year ended December 31, 2012, as described in greater detail in "Management's Discussion and Analysis of Financial Condition and Results of Operations."

(4)
Cash provided by financing activities for the year ended December 31, 2012 includes the issuance of units and borrowings under our revolving credit facility to finance the purchase of certain third party acquisitions during the year ended December 31, 2012, as described in greater detail in "Management's Discussion and Analysis of Financial Condition and Results of Operations."

(5)
Represents the average daily volume transported in our crude oil storage, gathering and transportation segment, the average daily throughput volume in our refined products terminaling and storage segment and the average daily sales volume in our NGL distribution and sales segment.

(6)
Excludes volumes hauled by third parties under our direction.

RISK FACTORS

        Investing in our common units involves a high degree of risk. You should carefully consider the risks described below with all of the other information included in this prospectus before deciding to invest in our common units. Limited partner interests are inherently different from the capital stock of a corporation, although many of the business risks to which we are subject are similar to those that would be faced by a corporation engaged in a similar business. If any of the following risks actually occur, they may materially harm our business and our financial condition and results of operations. In this event, we might not be able to pay distributions on our common units, the trading price of our common units could decline and you could lose part or all of your investment.

Risks Related to Our Business

We may not have sufficient cash from operations following the establishment of cash reserves and payment of fees and expenses, including cost reimbursements to our general partner, to enable us to pay the minimum quarterly distribution, or any distribution, to holders of our common and subordinated units.

        In order to pay the minimum quarterly distribution of $            per unit per quarter, or $            per unit on an annualized basis, we will require available cash of approximately $             million per quarter, or $             million per year, based on the number of common and subordinated units to be outstanding immediately after completion of this offering. We may not have sufficient available cash from operating surplus each quarter to enable us to pay the minimum quarterly distribution. The amount of cash we can distribute on our units principally depends upon the amount of cash we generate from our operations, which will fluctuate from quarter to quarter based on, among other things:

  •
  the price of, and the demand for, crude oil, refined products and NGLs in the markets we serve;

  •
  the volumes of crude oil that we gather, transport and store, the throughput volumes at our refined products terminals and our NGL sales volumes;

  •
  the fees we receive for the crude oil, refined products and NGL volumes we handle;

  •
  pressures from our competitors in the geographic markets in which we operate, some of which may have significantly greater resources than us;

  •
  disruptions in the availability of propane supply;

  •
  the cost of propane that we buy for resale and whether we are able to pass along cost increases to our customers;

  •
  competitive pressures from other energy sources such as natural gas, which could reduce existing demand for propane;

  •
  the risk of contract cancellation, non-renewal or failure to perform by our customers, and our inability to replace such contracts and/or customers;

  •
  damage to our assets and those of third parties on whom we rely caused by hurricanes, earthquakes, floods, fires, severe weather, explosions and other natural disasters and acts of terrorism;

  •
  leaks or releases of hydrocarbons into the environment that result in significant environmental costs and liabilities;

  •
  prevailing economic and market conditions;

  •
  realized pricing impacts on our revenue and expenses that are directly subject to commodity price exposure;

  •
  changes in tax laws;

  •
  the level of our operating, maintenance and general and administrative expenses; and

  •
  regulatory action affecting our existing contracts, our operating costs or our operating flexibility.

        In addition, the actual amount of cash we will have available for distribution will depend on other factors, some of which are beyond our control, including:

  •
  the level of capital expenditures we make;

  •
  our cost of acquisitions, if any;

  •
  our debt service requirements and other liabilities;

  •
  fluctuations in our working capital needs;

  •
  our ability to borrow funds and access the capital markets;

  •
  restrictions contained in our revolving credit facility and other debt agreements;

  •
  the amount of cash reserves established by our general partner; and

  •
  other business risks affecting our cash levels.

        For a description of additional factors that may affect our ability to make cash distributions, please read "Cash Distribution Policy and Restrictions on Distributions."

On a pro forma basis we would not have had sufficient distributable cash flow to pay the full minimum quarterly distribution on all of our units for the year ended December 31, 2012 or for the twelve months ended March 31, 2013.

        The amount of pro forma distributable cash flow generated during the year ended December 31, 2012 and for the twelve months ended March 31, 2013 was $             million and $             million, respectively, which would have allowed us to pay the aggregate minimum quarterly distribution on all of our common units during the applicable periods, but only          % and          %, respectively, of the aggregate minimum quarterly distribution on our subordinated units during these periods. For a calculation of our ability to make cash distributions to our unitholders based on our historical as adjusted results, please read "Cash Distribution Policy and Restrictions on Distributions." If we are not able to generate additional cash for distribution to our unitholders in future periods, we may not be able to pay the full minimum quarterly distribution or any amount on our common or subordinated units, in which event the market price of our common units may decline materially.

The assumptions underlying the forecast of distributable cash flow and Adjusted EBITDA that we include in "Cash Distribution Policy and Restrictions on Distributions" are inherently uncertain and are subject to significant business, economic, financial, regulatory and competitive risks and uncertainties that could cause actual results to differ materially from those forecasted.

        The forecast set forth in "Cash Distribution Policy and Restrictions on Distributions" includes our forecasted results of operations, Adjusted EBITDA and distributable cash flow for the twelve months ending June 30, 2014. The financial forecast has been prepared by management, and we have not received an opinion or report on it from our or any other independent auditor. The assumptions underlying the forecast are inherently uncertain and are subject to significant business, economic, financial, regulatory and competitive risks, including risks that expansion projects do not result in an increase in transported, sold and stored volumes, and uncertainties that could cause actual results to differ materially from those forecasted. If we do not achieve the forecasted results, we may not be able to pay the full minimum quarterly distribution or any amount on our common or subordinated units, in which event the market price of our common units may decline materially.

A sustained decrease in demand for crude oil, refined products or NGLs in the areas we serve could reduce our revenues.

        A sustained decrease in demand for crude oil, refined products or NGLs in the areas we serve could reduce our revenues, which could have a material adverse effect on our financial condition, results of operations and cash flows. Factors that could lead to a decrease in market demand for crude oil, refined products or NGLs include:

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  lower demand by consumers for refined products as a result of recession or other adverse economic conditions or due to high prices caused by an increase in the market price of crude oil or higher fuel taxes or other governmental or regulatory actions that increase, directly or indirectly, the cost of gasoline or other refined products;

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  lower drilling activity in the areas served by our crude oil gathering and transportation business as a result of a decrease in the market price of crude oil or for other reasons;

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  a shift by consumers to more fuel-efficient or alternative fuel vehicles or an increase in the fuel economy of vehicles, whether as a result of technological advances by manufacturers, governmental or regulatory actions or otherwise, which reduces demand for refined products;

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  lower demand by consumers for NGLs due to increases in prices or atypical weather conditions;

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  fluctuations in the demand for crude oil, such as those caused by refinery downtime or shutdowns; and

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  the level of competition from other energy providers, energy efficiency and advances in technology allowing for greater fuel efficiency.

        Certain of our operating costs and expenses are fixed and do not vary with the volumes we transport or redeliver. These costs and expenses may not decrease ratably or at all should we experience a reduction in the volumes we sell, transport or redeliver. As a result, we may experience declines in our margin and profitability if our volumes decrease.

We have some short-term contracts and other contracts that can be canceled on 60 days' notice. In addition, even our long-term contracts will have to be renegotiated or replaced periodically, and they allow the customer to reduce or suspend performance in some circumstances. Our failure to replace on acceptable terms contracts that are canceled or expire or the failure of our customers to perform under existing contracts could cause our revenues from those contracts to decline and reduce our ability to make distributions to our unitholders.

        Many of our contracts in our NGL sales and distribution segment have terms as short as one month, and substantially all of our contracts with customers in our refined products terminaling and storage segment have evergreen provisions after an initial term of six months to two years, so that they can be canceled on as little as 60 days' notice. As these NGL contracts expire or if a refined products contract is canceled, we may not be able to extend, renegotiate or replace these contracts and the terms of any renegotiated contracts may not be as favorable as the contracts they replace. In addition, while the majority of the revenue in our crude oil storage, gathering and transportation segment is generated pursuant to long-term contracts, third-party customers may be more inclined to negotiate for more favorable terms upon any renewal.

        Our ability to extend or replace contracts could be harmed by numerous competitive factors. Competition from other providers of transportation, terminaling, storage and NGL services that are able to supply our customers with those services at a lower price could impact our revenues and reduce our ability to make distributions to our unitholders. Additionally, we may incur substantial costs if modifications to our refined products terminals or other changes in our business are required in order to attract substitute customers or provide alternative services. If we cannot successfully renew significant contracts or must renew them on less favorable terms, or if we incur substantial costs in modifying our terminals or otherwise changing our business, these developments could have a material adverse effect on our business, results of operations, financial condition and our ability to make cash distributions to our unitholders.

        Further, a significant portion of our revenues are generated under contracts with terms that allow our customers to reduce or suspend performance under the contract in specified circumstances, such as the occurrence of a catastrophic event in our or our customer's operations. The occurrence of a catastrophic event that results in a material reduction or suspension of a customer's performance could have a material adverse effect on our business, results of operations, financial condition and our ability to make cash distributions to our unitholders.

We face intense competition in our transportation, terminaling, storage and NGL operations. Competition from other providers of similar services and products that are able to supply our customers with those services or products at a lower price could reduce our revenues.

        We are subject to competition from other providers of crude oil transportation, terminaling, storage and NGL products and services that may be able to supply our customers with the same or comparable services or products on a more competitive basis. We compete with national, regional and local storage, transportation and terminaling companies, including the major integrated oil companies, of widely varying sizes, financial resources and experience. We also compete with other distributors of NGLs. Some of these competitors are substantially larger than us and may have greater financial resources. Our ability to compete could be affected by many factors, including:

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  price competition;

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  the perception that another company can provide better service; and

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  the availability of alternative supply points, or supply points located closer to the operations of our customers.

        In addition, our general partner and its affiliates, including JP Development, Lonestar and ArcLight, may engage in competition with us. If we are unable to compete with services offered by our competitors, including possibly our general partner or its affiliates, it could have a material adverse effect on our financial condition, results of operations and cash flows. Please read "—Risks Inherent in an Investment in Us—Our general partner and its affiliates, including Lonestar, JP Development and ArcLight, have conflicts of interest with us and limited duties to us and our unitholders, and they may favor their own interests to our detriment and that of our unitholders."

We have material weaknesses in our internal control over financial reporting. If one or more material weaknesses persist or if we otherwise fail to establish and maintain effective internal control over financial reporting, our ability to accurately report our financial results could be adversely affected.

        Prior to the completion of this offering, we have been a private entity with limited accounting personnel and other supervisory resources to adequately execute our accounting processes and address our internal control over financial reporting. In connection with the audit of our financial statements for the year ended December 31, 2011, our independent registered public accounting firm identified material weaknesses in internal control over financial reporting relating to accounting resources and policies (including maintaining an effective control environment), accounting for business combinations and information technology. A "material weakness" is a deficiency, or combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. We did not have sufficient personnel with an appropriate level of accounting knowledge and experience commensurate with our financial reporting requirements. As a result, we did not design and maintain formal accounting policies and formal review controls. We did not design and maintain effective controls over accounting for business combinations, including controls related to the valuation of assets acquired and liabilities assumed, and the integration of the businesses by applying consistent accounting policies. We did not design and maintain adequate policies and procedures with respect to the primary components of information technology general controls, including the approval and review of access controls, system implementation and migration controls, and change management controls. These material weaknesses resulted in audit adjustments in the years ended December 31, 2012 and 2011, and a restatement of our financial statements for the year ended December 31, 2011. As of December 31, 2012, these material weaknesses still existed as we had not designed, implemented and tested internal controls to fully remediate them.

        Prior to the completion of our audit for the year ended December 31, 2012, we began to implement new accounting processes and control procedures, including a new general ledger. We have also hired additional personnel with more technical accounting experience, including a new controller, a new director and manager of public reporting and a new internal audit manager, and we have engaged and will continue to engage an outside consultant to provide accounting and financial reporting services, and we will continue to engage a third party valuation expert, while we fully build out our internal accounting team. We cannot assure you that the measures we have taken to date, or any measures we may take in the future, will be sufficient to remediate the material weaknesses described above or avoid potential future material weaknesses.

        While we have begun the process of evaluating the design and operation of our internal control over financial reporting, we are in the early phases of our review and will not complete our review until after this offering is completed. We cannot predict the outcome of our review at this time. During the course of the review, we may identify additional control deficiencies, which could give rise to other material weaknesses, in addition to the material weaknesses described above. Each of the material weaknesses described above or any newly identified material weakness could result in a misstatement of our accounts or disclosures that would result in a material misstatement of our annual or interim consolidated financial statements that would not be prevented or detected.

        We are not currently required to comply with the SEC's rules implementing Section 404 of the Sarbanes Oxley Act of 2002, or Sarbanes-Oxley, and are therefore not required to make a formal assessment of the effectiveness of our internal control over financial reporting for that purpose. Upon becoming a publicly traded partnership, we will be required to comply with the SEC's rules implementing Sections 302 and 404 of Sarbanes Oxley, which will require our management to certify financial and other information in our quarterly and annual reports and provide an annual management report on the effectiveness of our internal control over financial reporting. Although we will be required to disclose changes made to our internal control over financial reporting and procedures on a quarterly basis, we will not be required to make our first annual assessment of our internal control over financial reporting pursuant to Section 404 until the fiscal year ending December 31, 2014. In order to have effective control over financial reporting, we will need to implement additional internal controls, reporting systems and procedures and hire additional accounting, finance and legal staff. Pursuant to the JOBS Act, our independent registered public accounting firm will not be required to formally attest to the effectiveness of our internal control over financial reporting until the later of the year following our first annual report required to be filed with the SEC or the date we are no longer an "emerging growth company," which may be up to five full fiscal years following this offering.

        Given the difficulties inherent in the design and operation of internal control over financial reporting, in addition to our limited accounting personnel and management resources, we can provide no assurance as to our, or our independent registered public accounting firm's, future conclusions about the effectiveness of our internal control over financial reporting, and we may incur significant costs in our efforts to comply with Section 404. Any failure to implement and maintain effective internal control over financial reporting will subject us to regulatory scrutiny and a loss of confidence in our reported financial information, which could have an adverse effect on our business and would likely have a negative effect on the trading price of our common units.

We depend on a relatively limited number of customers for a significant portion of our revenues. The loss of, or material nonpayment or nonperformance by, any one or more of these customers could adversely affect our ability to make cash distributions to our unitholders.

        A significant percentage of our revenue is attributable to a relatively limited number of customers. Our top ten customers accounted for approximately 23% and 33% of our revenue for the year ended December 31, 2012 and the three months ended March 31, 2013, respectively. In addition, some of our customers may have material financial and liquidity issues or may, as a result of operational incidents or other events, be disproportionately affected as compared to larger, better-capitalized companies. Any material nonpayment or nonperformance by any of our key customers could have a material adverse effect on our revenue, gross operating margin and cash flows and our ability to make cash distributions to our unitholders. We expect our exposure to concentrated risk of nonpayment or nonperformance to continue as long as we remain substantially dependent on a relatively limited number of customers for a substantial portion of our revenue.

A prolonged decline in index prices at Cushing, relative to other index prices, could reduce the demand for the services we provide in our crude oil storage, gathering and transportation segment.

        Shifts in the overall supply of and demand for crude oil in regional, national and global markets, over which we have no control, could have an adverse impact on crude oil index prices in the markets we serve relative to other index prices. For example, Cushing has experienced a shortfall in takeaway pipeline capacity which has, in turn, led to an oversupply of crude oil at Cushing. This has been cited as a principal reason for the decline in the West Texas Intermediate Index, or WTI Index, price used at Cushing relative to other crude oil price indexes, including the Brent Crude Index. A prolonged decline in the WTI Index price relative to other index prices may reduce demand for our transportation of crude oil to, and storage at our facility in, Cushing, which could have a material adverse effect on our business, results of operations, financial condition and ability to make cash distributions to our unitholders.

Our crude oil storage, gathering and transportation and refined products terminaling and storage operations directly and indirectly expose us to commodity price volatility.

        Our crude oil storage, gathering and transportation and refined products terminaling and storage operations have minimal direct exposure to changes in crude oil and refined products prices. However, the volumes of crude oil that we store, gather or transport and refined products that we terminal or store are indirectly affected by commodity prices because many of our customers have direct commodity price exposure. If our customers are negatively impacted by commodity price volatility, they may, among other things, decrease the amount of services that they purchase from us. For example, lower crude oil prices could suppress drilling activity, which would reduce demand for our crude oil gathering and transportation services, while higher refined products prices could decrease consumer demand, which would reduce demand for our refined products terminaling and storage services. The price of crude oil and refined products are inherently volatile, and we expect this volatility to continue. In addition, in our refined products terminaling and storage segment, we also generate revenue by selling excess refined products that result from our blending, additization and inventory control processes. These sales are subject to direct commodity price exposure. Any significant reduction in the amount of services we provide to our customers because of direct or indirect commodity price exposure, and any significant reduction in the price of the excess refined products that we sell, could have a material adverse effect on our business, results of operations, financial condition and our ability to make cash distributions to our unitholders.

Our crude oil storage operations are influenced by the overall forward market for crude oil, and certain market conditions may adversely affect our financial and operating results and, in turn, our ability to make cash distributions to our unitholders.

        Our crude oil storage operations are influenced by the overall forward market for crude oil. A contango market (meaning that the price of crude oil for future delivery is higher than the current price) is associated with greater demand for crude oil storage capacity, because a party can simultaneously purchase crude oil at current prices for storage and sell at higher prices for future delivery. A backwardated market (meaning that the price of crude oil for future delivery is lower than the current price) is associated with lower demand for crude oil storage capacity because a party can capture a premium for prompt delivery of crude oil rather than storing it for future sale. A prolonged backwardated market, or other adverse market conditions, could have an adverse impact on our ability to negotiate favorable prices under new or renewed storage contracts, which could have an adverse impact on our crude oil storage revenues. Additionally, higher absolute levels of crude oil prices increase the costs of financing and insuring crude oil in storage, which negatively affects crude oil storage economics. As a result, the overall forward market for crude oil may have an adverse effect on our business, results of operations, financial condition and ability to make cash distributions to our unitholders.

We do not operate our crude oil storage facility.

        TEPPCO Partners L.P., a wholly owned subsidiary of Enterprise Products Partners L.P., serves as the operator of our crude oil storage facility. Under the operating agreement governing TEPPCO's operation of our facility, we are liable for any losses or claims arising from damage to our property or personal injury claims of our personnel that may result from the actions of the operator, even if such losses or claims result from the operator's gross negligence or willful misconduct. If disputes arise over operation of our crude oil storage facility, or if our operator fails to provide the services contracted under the agreement, our business, results of operation, financial condition and ability to make cash distributions to our unitholders could be adversely affected.

The trucking industry and the market for the transportation of crude oil are extremely competitive.

        The most significant competitive factor that impacts demand for our fleet of crude oil gathering and transportation trucks is rates, and we may be forced to lower our rates based on the pricing decisions of our competitors, which would reduce our profitability. In addition to other companies with trucking businesses, we also compete with pipelines and railroads to transport crude oil. An increase in pipeline and rail infrastructure could adversely affect our market share. Competition from non-trucking modes of transportation would likely increase if state or federal fuel taxes were to increase without a corresponding increase in taxes imposed upon other modes of transportation.

        Additional trends include current and anticipated consolidation among our competitors, which may cause us to lose market share as well as put downward pressure on pricing. Some of our competitors are larger, have greater financial resources and have less debt than we do. As a result, those competitors may be better able to withstand a change in conditions within our industry and in the economy as a whole. If we do not compete successfully, our results of operations, financial condition, cash flows and ability to make cash distributions to our unitholders could be adversely affected.

Increased trucking regulations may increase our costs or make it more difficult for us to attract or retain qualified drivers, which could negatively affect our results of operations.

        In connection with the services we provide, we operate as a motor carrier and, therefore, are subject to regulation by the Department of Transportation, or DOT, and by various state agencies. These regulatory authorities exercise broad powers, governing activities such as the authorization to engage in motor carrier operations and regulatory safety. There are additional regulations specifically relating to the trucking industry that we are subject to, including testing and specification of equipment and product handling requirements. The trucking industry is subject to possible regulatory and legislative changes that may affect the economics of the industry by requiring changes in operating practices or by changing the demand for common or contract carrier services or the cost of providing truckload services. These possible changes include increasingly stringent environmental regulations, changes in the regulations that govern the amount of time a driver may drive in any specific period, onboard black box recorder devices or limits on vehicle weight and size.

        In addition, the already substantial competition for qualified drivers in the trucking industry may increase because of regulatory requirements. For instance, the recent implementation of Comprehensive Safety Analysis 2010, or CSA, by the Federal Motor Carrier Safety Administration, an agency of DOT, may make it more difficult for us to hire or retain high-quality drivers with good safety records. The CSA includes compliance and enforcement initiatives designed to monitor and improve commercial motor vehicle safety by measuring the safety record of both the motor carrier and the driver. The requirements of CSA could shrink the pool of qualified drivers as those with unfavorable scores may no longer be qualified to work in our industry. As a result, the costs we incur in order to attract, train and retain qualified drivers could increase. In addition, a shortage of qualified drivers could increase driver turnover rates, which might limit the growth in our crude oil gathering and transportation business and adversely impact our results of operations.

        Interstate motor carrier operations are subject to safety requirements prescribed by DOT. To a large degree, intrastate motor carrier operations are subject to state safety regulations that mirror federal regulations. Such matters as weight and dimension of equipment are also subject to federal and state regulations. Furthermore, from time to time, various legislative proposals are introduced, including proposals to increase federal, state, or local taxes, including taxes on motor fuels, which may increase our costs or adversely affect the recruitment of drivers. Management cannot predict whether, or in what form, any increase in such taxes applicable to us will be enacted. We may be required to increase operating expenses or capital expenditures in order to comply with any new restrictions or regulations.

Our refined products terminals are dependent upon their interconnections with terminals and pipelines owned and operated by others.

        Our refined products terminals are dependent upon their interconnections with other terminals and pipelines owned and operated by third parties to reach end markets and as a significant source of supply. Our North Little Rock terminal is supplied by the TEPPCO Pipeline while our Caddo Mills terminal is supplied by the Explorer Pipeline. Reduced or interrupted throughput on these pipelines or outages at terminals with which our refined products terminals share interconnects because of weather-related or other natural causes, testing, line repair, damage, reduced operating pressures or other causes could result in our being unable to deliver refined products to our customers from our terminals or receive products for storage at our terminals, which could adversely affect our cash flows and revenues. In addition, in the event that one of the pipelines depended upon by either of our refined products terminals modifies its tariff to discontinue service for one or more of the products throughput at our terminals, we will have to discontinue selling or secure an alternate supply of such product. This could have a material adverse impact on the throughput volumes and revenues of our refined products terminaling and storage segment.

The assets in our refined products terminaling and storage segment have been in service for several decades. This could result in increased maintenance or remediation expenditures, which could adversely affect our business, results of operations, financial condition and our ability to make cash distributions to our unitholders.

        Our refined products terminaling and storage assets are generally long-lived assets. Our North Little Rock terminal has been in service for approximately 33 years, and our Caddo Mills terminal has been in service for approximately 28 years. The age and condition of these assets could result in increased maintenance or remediation expenditures. Any significant increase in these expenditures could adversely affect our business, results of operations, financial condition and our ability to make cash distributions to our unitholders.

Because weather conditions may adversely affect demand for propane, our results of operations and financial condition may be materially adversely affected by warm weather in the winter heating season or inclement weather in the summer grilling season.

        Weather conditions have a significant impact on the demand for propane for both heating and agricultural purposes. Many of our customers rely on propane primarily as a heating source. The volume of propane sold is at its highest during the six-month peak heating season of October through March and is directly affected by the severity of the winter. For the year ended December 31, 2012, on a pro forma basis, we sold approximately 57% of our retail, commercial and wholesale propane volumes during the first and fourth quarters of the year.

        Actual weather conditions can vary substantially from year to year, significantly affecting our financial performance. For example, average temperatures in the five states in which we operate our retail, commercial and wholesale NGL sales business were 21%, 5% and 3% warmer than normal for 2012, 2011 and 2010, respectively, as measured by the number of heating degree days reported by the National Oceanic and Atmospheric Administration, or the NOAA. In addition, for the six month period from October 2012 through March 2013, the average temperature in these five states was 9% warmer than normal, which period has been reported by the NOAA as the warmest on record in the continental United States.

        Our cylinder exchange business experiences higher volumes in the spring and summer, which includes the majority of the grilling season. For the year ended December 31, 2012, on a pro forma basis, we sold approximately 59% of the propane volumes in our cylinder exchange business during the second and third quarters of the year. Sustained periods of poor weather, particularly in the grilling season, can negatively affect our cylinder exchange revenues. In addition, poor weather may reduce consumers' propensity to purchase and use grills and other propane-fueled appliances, thereby reducing demand for cylinder exchange as well as the demand for our outdoor products.

        Variations in weather in one or more regions in which we operate can significantly affect the total volume of propane we sell and, consequently, our results of operations. We can give no assurance that the weather conditions in any quarter or year will not have a material adverse effect on our financial condition, results of operations and cash flows.

Sudden and sharp propane cost increases cannot be passed on to customers with contracted pricing arrangements and these contracted pricing arrangements will adversely affect our profit margins if they are not immediately hedged with an offsetting propane purchase commitment.

        Results of operations related to the retail distribution of propane is primarily based on the cents-per-gallon difference between the sales price we charge our customers and our costs to purchase and deliver propane to our propane distribution locations. We enter into propane sales commitments with a portion of our customers that provide for a contracted price agreement for a specified period of time. The propane cost per gallon is subject to various market conditions and may fluctuate based on changes in demand, supply and other energy commodity prices. Propane prices tend to correlate primarily with crude oil and natural gas prices. We employ risk management techniques that attempt to mitigate risks related to the purchasing, storing, transporting and selling of propane. However, sudden and sharp propane cost increases cannot be passed on to customers with contracted pricing arrangements. In addition, even upon the expiration of short-term contracts, we may face competitive or relationship pressure to minimize any price increases. Therefore, these commitments expose us to product price risk and reduced profit margins if those transactions are not immediately hedged with an offsetting propane purchase commitment.

High prices for propane can lead to customer conservation and attrition, resulting in reduced demand for our products.

        Propane prices are subject to fluctuations in response to changes in wholesale prices and other market conditions beyond our control. Therefore, our average retail sales prices can vary significantly within a heating season or from year to year as wholesale prices fluctuate with propane commodity market conditions. During periods of high propane costs our selling prices generally increase. High prices can lead to customer conservation and attrition, resulting in reduced demand for our product.

We are dependent on certain principal propane suppliers, which increases the risks from an interruption in supply and transportation.

        During the year ended December 31, 2012, we purchased 74% of our propane needs from four suppliers. During the three months ended March 31, 2013, we purchased 59% of our propane needs from four suppliers. If supplies from these sources were interrupted, the cost of procuring replacement supplies and transporting those supplies from alternative locations might be materially higher and, at least on a short-term basis, our earnings could be affected. Additionally, in certain areas, based on favorable pricing or the strategic location of certain supply points, a single supplier may provide more than 75% of our propane requirements for that respective area. Although we have relationships with other suppliers in these areas and have the ability to acquire product elsewhere, in the event of a supply disruption with our primary suppliers in certain regions, we could be forced to purchase propane at a less favorable price and with a higher transportation cost. Accordingly, disruptions in supply in certain areas could also have an adverse impact on our business, results of operations, financial condition and our ability to make cash distributions to our unitholders.

Energy efficiency and advances in technology may affect demand for propane and increases in propane prices may cause our residential customers to increase their conservation efforts.

        The national trend toward increased conservation and technological advances, including installation of improved insulation and the development of more efficient furnaces and other heating devices, has generally reduced the demand for propane. We cannot predict the effect of future conservation measures or the effect that any technological advances in heating, conservation, energy generation or other devices might have on our operations. As the price of propane increases, some of our customers tend to increase their conservation efforts and thereby decrease their consumption of propane.

The propane distribution business faces competition from other energy sources, which may reduce the existing demand for our propane.

        Propane competes with other sources of energy, some of which can be less costly for equivalent energy value. We compete for customers against suppliers of electricity, natural gas and fuel oil. Electricity is a major competitor of propane, but propane has historically enjoyed a competitive price advantage over electricity. Except for some industrial and commercial applications, propane is generally not competitive with natural gas in areas where natural gas pipelines already exist, because such pipelines generally make it possible for the delivered cost of natural gas to be less expensive than the bulk delivery of propane. The expansion of natural gas into traditional propane markets has historically been inhibited by the capital cost required to expand distribution and pipeline systems. However, the gradual expansion of the nation's natural gas distribution systems has resulted in the availability of natural gas in areas that were previously dependent upon propane. Although propane is similar to fuel oil in some applications and market demand, propane and fuel oil compete to a lesser extent primarily because of the cost of converting from one to the other and due to the fact that both fuel oil and propane have generally developed their own distinct geographic markets. We cannot predict the effect that the development of alternative energy sources might have on our financial position or results of operations.

If the independently owned third-party haulers that we rely upon for the delivery of propane cylinders from our production facilities to certain of our distribution depots do not perform as expected, or if we or these third-party haulers are not able to manage growth effectively, our relationships with our customers may be adversely impacted and our delivery of propane by cylinder exchange may decline.

        We rely in part on independently owned third-party haulers to deliver cylinders from our production facilities to certain of our distribution depots. Accordingly, our success depends on our ability to maintain and manage relationships with our third-party haulers. We exercise only limited influence over the resources that the third-party haulers devote to the delivery of cylinders. We could experience a loss of consumer or retailer goodwill if our third-party haulers do not adhere to our quality control and service guidelines or fail to ensure the timely delivery of an adequate supply of propane cylinder to certain of our production depots. In addition, the number of retail locations accepting delivery of our propane by cylinder exchange and, subsequently, the retailer's corresponding sales have historically grown significantly along with the creation of our third-party hauler network. Accordingly, our haulers must be able to adequately service an increasing number of propane cylinder deliveries to our distribution depots so that we can service our retail accounts. If we or our third-party haulers fail to manage growth effectively, our financial results from our delivery of propane by cylinder exchange may decline.

A significant increase in motor fuel or other commodity prices may adversely affect our profits.

        Motor fuel is a significant operating expense for us in connection with the both the operation of our crude oil gathering and transportation business and our retail, commercial and wholesale NGL sales business. Because we do not attempt to hedge motor fuel price risk, a significant increase in motor fuel prices will result in increased transportation costs to us. The price and supply of motor fuel is unpredictable and fluctuates based on events we cannot control, such as geopolitical developments, supply and demand for oil and gas, actions by oil and gas producers, war and unrest in oil producing countries and regions, regional production patterns and weather concerns. Additionally, we may be affected by increases in the cost of materials used to produce cylinders. As a result, any increases in these prices may adversely affect our profitability and competitiveness.

Our failure or our counterparties' failure to perform on obligations under commodity derivative and financial derivative contracts could have a material adverse effect on our financial condition, results of operations and cash flows.

        We enter into in hedging arrangements on a rolling twelve-month basis to manage the cost of propane in our cylinder exchange business. We also may from time to time enter into derivative instruments to hedge our exposure to variable interest rates. Volatility in the oil and gas commodities sector for an extended period of time or intense volatility in the near term could impair our or our counterparties' ability to meet margin calls, which could cause us or our counterparties to default on commodity and financial derivative contracts. This could have a material adverse effect on our liquidity or our ability to procure product at prices reasonable to us or at all.

Our exposure to direct commodity price risk may increase in the future.

        We currently generate substantially all of our crude oil storage, gathering and transportation and refined products terminaling and storage revenues pursuant to fee-based contracts under which we are paid based on the volumes of crude oil and refined products that we handle and the ancillary services we provide, rather than the value of the commodities themselves. Although we do sell excess volumes in our refined products terminaling business and some of our commercial agreements contain loss allowance provisions that require us to bear the risk of any volume loss relating to the services we provide, our existing operations and cash flows generally have limited exposure to direct commodity price risk. However, we may acquire or develop additional assets in the future that have a greater exposure to fluctuations in commodity price risk than our current operations. In addition, although we intend to continue to contractually minimize our exposure to direct commodity price risk in the future, our efforts to negotiate such contracts may not be successful. Increased exposure to the volatility of crude oil and refined product prices in the future could have a material adverse effect on our revenues and cash flow and our ability to make distributions to our unitholders.

We are exposed to the credit risks, and certain other risks, of our key customers and other counterparties.

        In connection with the acquisition of certain of our assets, we have entered into agreements pursuant to which various counterparties have agreed to indemnify us, subject to certain limitations, for (i) certain pre-closing environmental liabilities discovered within specified time periods after the date of the applicable acquisition, (ii) certain matters arising from the pre-closing ownership and operation of assets and (iii) ongoing remediation related to the assets. Our business, results of operations, financial condition and our ability to make cash distributions to our unitholders could be adversely affected in the future if these third parties fail to satisfy an indemnification obligation owed to us.

        In addition, mergers among our existing customers could provide strong economic incentives for the combined entities to utilize systems other than ours, and we could experience difficulty in replacing lost volumes and revenues. Because a significant portion of our operating costs are fixed, a reduction in volumes would result not only in a reduction of revenues, but also a decline in net income and cash flow of a similar magnitude, which would reduce our ability to meet our financial obligations and make distributions to our unitholders.

We intend to grow our business in part by seeking strategic acquisition opportunities. If we are unable to make acquisitions on economically acceptable terms from JP Development or third parties, our future growth will be affected, and the acquisitions we do make may reduce, rather than increase, our cash generated from operations on a per unit basis.

        Our ability to grow is dependent, in part, on our ability to make acquisitions that increase our cash generated from operations on a per unit basis. The acquisition component of our strategy is based in large part on our expectation of ongoing divestitures of midstream energy assets by industry participants, including JP Development. Subject to the five-year right of first offer it has granted us, JP Development is under no obligation to offer to sell us assets and a material decrease in such divestitures by industry participants would limit our opportunities for future acquisitions and could adversely affect our ability to grow our operations and increase our cash distributions to our unitholders.

        If we are unable to make accretive acquisitions, whether because we are (i) unable to identify attractive acquisition candidates or negotiate acceptable purchase contracts, (ii) unable to obtain financing for these acquisitions on economically acceptable terms or (iii) outbid by competitors or for any other reason, then our future growth and ability to increase cash distributions could be limited. Furthermore, even if we do make acquisitions that we believe will be accretive, these acquisitions may nevertheless result in a decrease in the cash generated from our operations on a per unit basis.

        Any acquisition involves potential risks, including, among other things:

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  mistaken assumptions about volumes, revenue and costs, including operational synergies;

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  an inability to secure adequate customer commitments to use the acquired assets or businesses;

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  an inability to successfully integrate the assets or businesses we acquire, particularly given the relatively small size of our management team and its limited history with our assets;

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  coordinating geographically disparate organizations, systems and facilities;

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  the assumption of unknown liabilities;

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  limitations on rights to indemnity from the seller;

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  mistaken assumptions about the overall costs of equity or debt;

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  the diversion of management's and employees' attention from other business concerns;

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  unforeseen difficulties operating in new geographic areas and business lines; and

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  customer or key employee losses at the acquired businesses.

        If we consummate any future acquisitions, our capitalization and results of operations may change significantly, and our unitholders will not have the opportunity to evaluate the economic, financial and other relevant information that we will consider in determining the application of these funds and other resources.

Our right of first offer to acquire certain of JP Development's existing assets is subject to risks and uncertainty, and ultimately we may not acquire any of those assets.

        Our Right of First Offer Agreement with JP Development provides us with a right of first offer on JP Development's existing and future assets for a period of five years after the closing of this offering. The consummation and timing of any future acquisitions of these assets will depend upon, among other things, JP Development's willingness to offer these assets for sale, our ability to negotiate acceptable purchase agreements and commercial agreements with respect to such assets and our ability to obtain financing on acceptable terms. We can offer no assurance that we will be able to successfully consummate any future acquisitions pursuant to our right of first offer, and JP Development is under no obligation to accept any offer that we may choose to make. In addition, certain of the assets covered by our right of first offer may require substantial capital expenditures in order to maintain compliance with applicable regulatory requirements or otherwise make them suitable for our commercial needs. For these or a variety of other reasons, we may decide not to exercise our right of first offer if and when any assets are offered for sale, and our decision will not be subject to unitholder approval. Please read "Certain Relationships and Related Party Transactions—Agreements With Affiliates in Connection With the Transactions—Right of First Offer Agreement."

Our construction of new assets may not result in revenue increases and will be subject to regulatory, environmental, political, legal and economic risks, which could adversely affect our results of operations and financial condition.

        One of the ways we intend to grow our business is through organic growth projects. The construction of additions or modifications to our existing assets and the construction of new midstream assets involve numerous regulatory, environmental, political, legal and economic uncertainties that are beyond our control. Such expansion projects may also require the expenditure of significant amounts of capital, and financing may not be available on economically acceptable terms or at all. If we undertake these projects, they may not be completed on schedule, at the budgeted cost, or at all. Moreover, our revenue may not increase immediately upon the expenditure of funds on a particular project.

        For instance, we could construct storage facilities to capture anticipated future growth in production in a region in which such growth does not materialize or only materializes over a period materially longer than expected. Since we are not engaged in the exploration for and development of natural gas and oil reserves, we often do not have access to third-party estimates of potential reserves in an area prior to constructing facilities in that area. To the extent we rely on estimates of future production in our decision to construct additional assets, such estimates may prove to be inaccurate as a result of the numerous uncertainties inherent in estimating quantities of future production. As a result, new facilities may not attract enough volumes to achieve our expected investment return, which could adversely affect our results of operations and financial condition.

Our growth strategy requires access to new capital. Tightened capital markets or increased competition for investment opportunities could impair our ability to grow.

        We continuously consider potential acquisitions and opportunities for organic growth projects. Our ability to fund our capital projects and make acquisitions depends on whether we can access the necessary financing to fund these activities. Any limitations on our access to capital or increase in the cost of that capital could significantly impair our growth strategy. In addition, a variety of factors beyond our control could impact the availability or cost of capital, including domestic or international economic conditions, changes in key benchmark interest rates, the adoption of new or amended banking or capital market laws or regulations, the re-pricing of market risks and volatility in capital and financial markets. Due to these factors, we cannot be certain that funding for our capital needs will be available from bank credit arrangements or the capital markets on acceptable terms. If funding is not available when needed, or is available only on unfavorable terms, we may be unable to implement our growth strategy, enhance our existing business, complete acquisitions and organic growth projects, take advantage of business opportunities or respond to competitive pressures, any of which could have a material adverse effect on our revenues and results of operations.

        In addition, we face strong competition in each of our business segments, including from other publicly traded partnerships. This competition may reduce acquisition opportunities or increase the prices of acquisition opportunities to levels that are not economic for us to pursue.

Our business is subject to federal, state and local laws and regulations that govern the product quality specifications of the crude oil and refined products that we store, gather, transport and handle.

        The crude oil and refined products that we store, gather, transport and handle are sold by our customers for consumption into the public market. Various federal, state and local agencies have the authority to prescribe specific product quality specifications to commodities sold into the public market. Changes in product quality specifications could reduce our throughput volume, require us to incur additional handling costs or require the expenditure of significant capital. In addition, different product specifications for different markets impact the fungibility of products transported and stored in our refined products terminals and could require the construction of additional facilities to segregate products with different specifications. We may be unable to recover these costs through increased revenues.

        In addition, the operations of our ethanol blending services will depend on gasoline vapor pressure specifications. Significant changes in such specifications could reduce ethanol blending opportunities, which would affect our ability to market our enhanced ethanol blending services and which would ultimately affect our ability to recover on our investment in enhanced ethanol blending units at both of our refined products terminals.

We are subject to stringent environmental laws and regulations that may expose us to significant costs and liabilities.

        Our operations are subject to stringent and complex federal, state and local environmental laws and regulations that govern the discharge of materials into the environment or otherwise relate to environmental protection. Examples of these laws include:

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  the federal Clean Air Act and analogous state laws that impose obligations related to air emissions;

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  the federal Comprehensive Environmental Response, Compensation, and Liability Act, also known as CERCLA or the Superfund law, and analogous state laws that regulate the cleanup of hazardous substances that may be or have been released at properties currently or previously owned or operated by us or at locations to which our wastes are or have been transported for disposal;

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  the federal Water Pollution Control Act, also known as the Clean Water Act, and analogous state laws that regulate discharges from our facilities into state and federal waters, including wetlands;

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  the federal Oil Pollution Act, also known as OPA, and analogous state laws that establish strict liability for releases of oil into waters of the United States;

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  the federal Resource Conservation and Recovery Act, also known as RCRA, and analogous state laws that impose requirements for the storage, treatment and disposal of solid and hazardous waste from our facilities;

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  the Endangered Species Act, also known as the ESA; and

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  the Toxic Substances Control Act, also known as TSCA, and analogous state laws that impose requirements on the use, storage and disposal of various chemicals and chemical substances at our facilities.

        These laws and regulations may impose numerous obligations that are applicable to our operations, including the acquisition of permits to conduct regulated activities, the incurrence of capital or operating expenditures to limit or prevent releases of materials from our facilities, and the imposition of substantial liabilities and remedial obligations for pollution resulting from our operations or at locations currently or previously owned or operated by us. Numerous governmental authorities, such as the Environmental Protection Agency, or the EPA, and analogous state agencies, have the power to enforce compliance with these laws and regulations and the permits issued under them, oftentimes requiring difficult and costly corrective actions or costly pollution control measures. Failure to comply with these laws, regulations and permits may result in the assessment of administrative, civil and criminal penalties, the imposition of remedial obligations and the issuance of injunctions limiting or preventing some or all of our operations. In addition, we may experience a delay in obtaining or be unable to obtain required permits or regulatory authorizations, which may cause us to lose potential and current customers, interrupt our operations and limit our growth and revenue.

        There is a risk that we may incur significant environmental costs and liabilities in connection with our operations due to historical industry operations and waste disposal practices, our handling of hydrocarbon and other wastes and potential emissions and discharges related to our operations. Joint and several, strict liability may be incurred, without regard to fault, under certain of these environmental laws and regulations in connection with discharges or releases of hydrocarbon wastes on, under or from our properties and facilities, many of which have been used for midstream activities for a number of years, oftentimes by third parties not under our control. Private parties, including the owners of the facilities where our wastes are taken for reclamation or disposal, may also have the right to pursue legal actions to enforce compliance as well as to seek damages for non-compliance with environmental laws and regulations or for personal injury or property damage. For example, an accidental release from one of our storage facilities could subject us to substantial liabilities arising from environmental cleanup and restoration costs, claims made by neighboring landowners and other third parties for personal injury and property damage and fines or penalties for related violations of environmental laws or regulations. In addition, changes in environmental laws occur frequently, and any such changes that result in additional permitting obligations or more stringent and costly waste handling, storage, transport, disposal or remediation requirements could have a material adverse effect on our operations or financial position. We may not be able to recover all or any of these costs from insurance. Please read "Business—Environmental Matters" for more information.

Climate change legislation, regulatory initiatives and litigation could result in increased operating costs and reduced demand for the services we provide.

        In recent years, Congress has considered legislation to restrict or regulate emissions of greenhouse gases, or GHGs, such as carbon dioxide and methane, that may be contributing to global warming. It presently appears unlikely that comprehensive climate legislation will be passed by either house of Congress in the near future, although energy legislation and other initiatives are expected to be proposed that may be relevant to GHG emissions issues. In addition, almost half of the states, either individually or through multi-state regional initiatives, have begun to address GHG emissions, primarily through the planned development of emission inventories or regional GHG cap and trade programs. Most of these cap and trade programs work by requiring either major sources of emissions, such as electric power plants, or major producers of fuels, such as refineries and gas processing plants, to acquire and surrender emission allowances. The number of allowances available for purchase is reduced each year until the overall GHG emission reduction goal is achieved. Depending on the scope of a particular program, we could be required to purchase and surrender allowances for GHG emissions resulting from our operations (e.g., at compressor stations). Although most of the state-level initiatives have to date been focused on large sources of GHG emissions, such as electric power plants, it is possible that smaller sources such as our terminals and production facilities could become subject to GHG-related regulation. Depending on the particular program, we could be required to control emissions or to purchase and surrender allowances for GHG emissions resulting from our operations.

        Independent of Congress, the EPA is beginning to adopt regulations controlling GHG emissions under its existing Clean Air Act authority. For example, on December 15, 2009, the EPA officially published its findings that emissions of carbon dioxide, methane and other GHGs present an endangerment to human health and the environment because emissions of such gases are, according to the EPA, contributing to warming of the earth's atmosphere and other climatic changes. These findings by the EPA allow the agency to proceed with the adoption and implementation of regulations that would restrict emissions of greenhouse gases under existing provisions of the federal Clean Air Act. In 2009, the EPA adopted rules regarding regulation of GHG emissions from motor vehicles. In addition, on September 22, 2009, the EPA issued a final rule requiring the monitoring and reporting of greenhouse gas emissions from specified large greenhouse gas emission sources in the United States beginning in 2011 for emissions occurring in 2010. On November 30, 2010, the EPA published a final rule expanding its existing GHG emissions reporting rule for petroleum and natural gas facilities. The rule, which went into effect on December 30, 2010, requires reporting of greenhouse gas emissions by regulated facilities to the EPA by September 2012 for emissions during 2011 and annually thereafter. Currently, it is anticipated that several of our facilities will likely be required to report under this rule. However, operational or regulatory changes could require some or all of our other facilities to be required to report GHG emissions at a future date. In 2010, the EPA also issued a final rule, known as the "Tailoring Rule," that makes certain large stationary sources and modification projects subject to permitting requirements for greenhouse gas emissions under the Clean Air Act.

        Although it is not possible at this time to accurately estimate how potential future laws or regulations addressing greenhouse gas emissions would impact our business, any future federal or state laws or implementing regulations that may be adopted to address greenhouse gas emissions could require us to incur increased operating costs and could adversely affect demand for our services. The potential increase in the costs of our operations resulting from any legislation or regulation to restrict emissions of greenhouse gases could include new or increased costs to operate and maintain our facilities, install new emission controls on our facilities, acquire allowances to authorize our greenhouse gas emissions, pay any taxes related to our greenhouse gas emissions and administer and manage a greenhouse gas emissions program. While we may be able to include some or all of such increased costs in the rates charged by our facilities, such recovery of costs is uncertain. Moreover, incentives to conserve energy or use alternative energy sources could reduce demand for crude oil, natural gas and refined products, resulting in a decrease in demand for our services. We cannot predict with any certainty at this time how these possibilities may affect our operations.

Increased regulation of hydraulic fracturing could result in reductions or delays in crude oil, natural gas and NGL production in our areas of operation, which could adversely impact our business and results of operations.

        Increased regulation of hydraulic fracturing could result in reductions or delays in crude oil, natural gas and NGL production by our customers, which could materially adversely impact our revenues. An increasing percentage of hydrocarbon production by our customers and suppliers is developed from unconventional sources, such as shales, that require hydraulic fracturing as part of the completion process. Hydraulic fracturing involves the injection of water, sand and chemicals under pressure into the formation to stimulate gas production. We do not engage in any hydraulic fracturing activities although many of our customers do. Legislation to amend the Safe Drinking Water Act to repeal the exemption for hydraulic fracturing from the definition of underground injection and require federal permitting and regulatory control of hydraulic fracturing, as well as legislative proposals to require disclosure of the chemical constituents of the fluids used in the fracturing process, were proposed in recent sessions of Congress. Congress will likely continue to consider legislation to amend the Safe Drinking Water Act to provide for federal regulation of hydraulic fracturing and to require disclosure of the chemicals used in the hydraulic fracturing process. Any such legislation could make it easier for third parties opposed to hydraulic fracturing to initiate legal proceedings against our customers and suppliers.

        Scrutiny of hydraulic fracturing activities continues in other ways, with both regulatory and study initiatives. For example, in May 2012, the Department of the Interior's Bureau of Land Management issued a proposed rule to regulate hydraulic fracturing on public and Indian land. The rule would require companies to publicly disclose to the Bureau of Land Management the chemicals used in hydraulic fracturing operations after fracturing operations have been completed and includes provisions addressing wellbore integrity and flowback water management plans. In addition, the EPA has commenced a multi-year study of the potential environmental impacts of hydraulic fracturing, the final results of which are expected in 2014. Similarly, in October 2011, the EPA announced its intention to propose regulations by 2014 under the federal Clean Water Act to develop standards for wastewater discharges from hydraulic fracturing and other natural gas production activities. In addition to the EPA, the White House Council on Environmental Quality is coordinating an administration-wide review of hydraulic fracturing practices, and a committee of the House of Representatives has conducted an investigation of hydraulic fracturing practices. The Department of Energy is conducting an investigation into practices the agency could recommend to better protect the environment from drilling using hydraulic fracturing completion methods.

        In April 2012, the EPA approved final rules that would subject all oil and natural gas operations (production, processing, transmission, storage and distribution) to regulation under the NSPS and

National Emission Standards for Hazardous Air Pollutants programs. These rules also include NSPS standards for completions of hydraulically fractured gas wells. The standards would be applicable to newly drilled and fractured wells as well as existing wells that are refractured. Further, the proposed regulations under the National Emission Standards for Hazardous Air Pollutants program include maximum achievable control technology standards for those glycol dehydrators and storage vessels at major sources of hazardous air pollutants not currently subject to maximum achievable control technology standards. At this point, the effect these proposed rules could have on our business, or that of our customers and suppliers, has not been determined. While these rules have been finalized, many of the rules' provisions will be phased in over time, with the more stringent requirements like reduced emission completion not becoming effective until 2015.

        Increased regulation and attention given to the hydraulic fracturing process could lead to greater opposition, including litigation, to oil, natural gas and NGL production activities using hydraulic fracturing techniques. Additional legislation or regulation could also lead to increased operating costs in the production of oil and natural gas, or could make it more difficult to perform hydraulic fracturing, either of which could have an adverse effect on our customers and suppliers. The adoption of any federal, state or local laws or the implementation of regulations regarding hydraulic fracturing could potentially cause a decrease in the completion of new oil and natural gas wells, increased compliance costs and time, which could adversely affect our financial position, results of operations and cash flows.

Our business involves many hazards and operational risks, some of which may not be fully covered by insurance. If a significant accident or event occurs for which we are not adequately insured or if we fail to recover all anticipated insurance proceeds for significant accidents or events for which we are insured, our operations and financial results could be adversely affected.

        Our operations are subject to all of the risks and hazards inherent in the crude oil storage, gathering and transportation, refined products terminaling and storage and NGL distribution and sales industries, including:

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  damage to our storage tanks, terminals, crude oil gathering and transportation trucks and related equipment, including damage caused by hurricanes, tornadoes, floods, fires and other natural disasters, acts of terrorism and actions by third parties;

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  inadvertent damage from construction, vehicles, farm and utility equipment;

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  leaks of oil, natural gas and other hydrocarbons or losses of oil or NGLs as a result of the malfunction of equipment or facilities;

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  ruptures, fires and explosions; and

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  other hazards that could also result in personal injury, loss of life, pollution or suspension of operations.

        These risks could result in substantial losses due to personal injury and/or loss of life, severe damage to and destruction of property and equipment and pollution or other environmental damage. These risks may also result in curtailment or suspension of our operations. A natural disaster or other hazard affecting the areas in which we operate could have a material adverse effect on our operations. We are not fully insured against all risks inherent in our business. For example our business interruption/loss of income insurance provides limited coverage in the event of damage to any of our underground storage tanks. In addition, although we are insured for environmental pollution resulting from certain environmental incidents, we may not be insured against all environmental incidents that might occur, some of which may result in toxic tort claims. If a significant incident occurs for which we are not fully insured, it could adversely affect our operations and financial condition. Furthermore, we may not be able to maintain or obtain insurance of the type and amount we desire at reasonable rates.

As a result of market conditions, premiums and deductibles for certain of our insurance policies may substantially increase. In some instances, certain insurance could become unavailable or available only for reduced amounts of coverage. Additionally, we may be unable to recover from prior owners of our assets, pursuant to our indemnification rights, for potential environmental liabilities.

We are subject to litigation risks that could adversely affect our operating results to the extent not covered by insurance.

        Our operations are subject to all operating hazards and risks normally associated with handling, storing and delivering combustible liquids such as NGLs, refined products and crude oil. We have been, and are likely to continue to be, a defendant in various legal proceedings and litigation arising in the ordinary course of business, both as a result of these operating hazards and risks and as a result of other aspects of our business. We are self-insured for general and product, workers' compensation and automobile liabilities up to predetermined amounts above which third-party insurance applies. We cannot guarantee that our insurance will be adequate to protect us from all material expenses related to potential future claims for personal injury and property damage or that these levels of insurance will be available at economical prices, or that all legal matters that arise will be covered by our insurance programs.

Because our common units will be yield-oriented securities, increases in interest rates could adversely impact our unit price, our ability to issue equity or incur debt for acquisitions or other purposes and our ability to make cash distributions at our intended levels.

        Interest rates may increase in the future. As a result, interest rates on our future credit facilities and debt offerings could be higher than current levels, causing our financing costs to increase accordingly. As with other yield-oriented securities, our unit price is impacted by our level of our cash distributions and implied distribution yield. The distribution yield is often used by investors to compare and rank yield-oriented securities for investment decision-making purposes. Therefore, changes in interest rates, either positive or negative, may affect the yield requirements of investors who invest in our units, and a rising interest rate environment could have an adverse impact on our unit price, our ability to issue equity or incur debt for acquisitions or other purposes and our ability to make cash distributions at intended levels.

Our operating results and ability to generate sufficient cash flow to pay principal and interest on our indebtedness, and to pay distributions to unitholders, may be affected by our ability to continue to control expenses.

        Our operating profits and ability to generate sufficient cash flow may depend on our ability to continue to control expenses in line with sales volumes. The propane industry is mature and highly fragmented with competition from other multi-state marketers and thousands of smaller local independent marketers. Demand for propane is expected to be affected by many factors beyond our control, including, but not limited to, the severity of weather conditions during the peak heating season, customer conservation driven by high energy costs and other economic factors, as well as technological advances impacting energy efficiency. Accordingly, our propane sales volumes and related margins may be negatively affected by these factors beyond our control. We can give no assurance that we will be able to continue to control expenses to the extent necessary to reduce the effect on our profitability and cash flow from these factors.

Debt we may incur in the future could limit our flexibility to obtain financing and to pursue other business opportunities.

        Upon the closing of this offering, we expect to have approximately $             million of total indebtedness and $             million available for future borrowings under our revolving credit facility. Our future level of debt could have important consequences to us, including the following:

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  our ability to obtain additional financing, if necessary, for working capital, capital expenditures, acquisitions or other purposes may be impaired or such financing may not be available on favorable terms;

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  our funds available for operations, future business opportunities and cash distributions to our unitholders will be reduced by that portion of our cash flow required to make interest payments on our debt;

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  we may be more vulnerable to competitive pressures or a downturn in our business or the economy generally; and

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  our flexibility in responding to changing business and economic conditions may be limited.

        Our ability to service our debt will depend upon, among other things, our future financial and operating performance, which will be affected by prevailing economic conditions and financial, business, regulatory and other factors, some of which are beyond our control. If our operating results are not sufficient to service any future indebtedness, we will be forced to take actions such as reducing distributions, reducing or delaying our business activities, acquisitions, investments or capital expenditures, selling assets or seeking additional equity capital. We may not be able to effect any of these actions on satisfactory terms or at all.

Restrictions in our revolving credit facility could adversely affect our business, financial condition, results of operations, ability to make distributions to our unitholders and value of our common units.

        Our revolving credit facility limits our ability to, among other things:

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  incur or guarantee additional debt;

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  make distributions on or redeem or repurchase units;

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  make certain investments and acquisitions;

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  make capital expenditures;

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  incur certain liens or permit them to exist;

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  enter into certain types of transactions with affiliates;

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  merge or consolidate with or into another company; and

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  transfer, sell or otherwise dispose of our assets.

        Our revolving credit facility contains covenants requiring us to maintain certain financial ratios. Our ability to meet those financial ratios and tests can be affected by events beyond our control, and we cannot assure you that we will meet those ratios and tests.

        The provisions of our revolving credit facility may affect our ability to obtain future financing and pursue attractive business opportunities and our flexibility in planning for, and reacting to, changes in business conditions. In addition, a failure to comply with the provisions of our revolving credit facility could result in a default or an event of default that could enable our lenders to declare the outstanding principal thereunder, together with accrued and unpaid interest, to be immediately due and payable. If the payment of our debt is accelerated, our assets may be insufficient to repay such debt in full, and our unitholders could experience a partial or total loss of their investment.

Cyber-attacks and threats could have a material adverse effect on our operations.

        Cyber-attacks may significantly affect our operations and those of our customers. Strategic targets, such as energy-related assets, may be at greater risk of future attacks than other targets in the United States. We do not maintain specialized insurance for possible liability resulting from a cyber-attack on our assets that may shut down all or part of our business. While we are not currently subject to governmental standards for the protection of computer-based systems and technology from cyber threats and attacks, proposals to establish such standards are being considered in Congress and by Executive Branch departments and agencies, including the Department of Homeland Security, and we may become subject to such standards in the future. We currently are implementing our own cyber security programs and protocols; however, we cannot guarantee their effectiveness. A significant cyber-attack could have a material adverse effect on our operations or those of our customers.

The risk of terrorism, political unrest and hostilities in the Middle East or other energy producing regions may adversely affect the economy and our business.

        Terrorist attacks, political unrest and hostilities in the Middle East or other energy producing regions may adversely impact the price and availability of crude oil, refined products and NGLs, as well as our results of operations, our ability to raise capital and our future growth. The impact that the foregoing may have on our industry in general, and on us in particular, is not known at this time. An act of terror could result in disruptions of crude oil, natural gas supplies and markets, and our infrastructure or facilities could be direct or indirect targets. Terrorist activity may also hinder our ability to gather and transport crude oil, refined products and NGLs if our means of transportation become damaged as a result of an attack. A lower level of economic activity could result in a decline in energy consumption, which could adversely affect our revenues or restrict our future growth. Instability in the financial markets as a result of terrorism could also affect our ability to raise capital. Terrorist activity, political unrest and hostilities in the Middle East or other energy producing regions could likely lead to increased volatility in prices for crude oil, refined products and NGLs. We have opted to purchase insurance coverage for terrorist acts within our property and casualty insurance programs, but we can give no assurance that our insurance coverage will be adequate to fully compensate us for any losses to our business or property resulting from terrorist acts.

Derivatives legislation adopted by Congress could have an adverse impact on our ability to hedge risks associated with our business.

        The Dodd-Frank Act was signed into law in 2010 and regulates derivative transactions, which include certain instruments used in our risk management activities. The Dodd-Frank Act requires the Commodity Futures Trading Commission, or the CFTC, and the SEC to promulgate rules and regulations relating to, among other things, swaps, participants in the derivatives markets, clearing of swaps and reporting of swap transactions. In general, the Dodd-Frank Act subjects swap transactions and participants to greater regulation and supervision by the CFTC and the SEC and will require many swaps to be cleared through a CFTC- or SEC-registered clearing facility and executed on a designated exchange or swap execution facility.

        Among the other provisions of the Dodd-Frank Act that may affect derivative transactions are those relating to establishment of capital and margin requirements for certain derivative participants, establishment of business conduct standards, recordkeeping and reporting requirements and imposition of position limits. The Dodd-Frank Act and regulations promulgated thereunder could increase the operational and transactional cost of derivatives contracts and affect the number and/or creditworthiness of counterparties available to us.

Our ability to operate our business effectively could be impaired if we fail to attract and retain key management personnel and employees.

        Our ability to operate our business and implement our strategies will depend on our continued ability to attract and retain highly skilled management personnel with energy industry experience. Competition for these persons in the energy industry is intense. For instance, given the overall demand for crude oil transportation services, qualified drivers of crude oil gathering and transportation trucks are in high demand. We may be unable to attract and retain enough qualified drivers to effectively service our customers. Additionally, given our size, we may be at a disadvantage, relative to our larger competitors, in the competition to attract and retain such personnel. We may not be able to continue to employ our senior executives and key personnel or attract and retain qualified personnel in the future, and our failure to retain or attract senior executives and key personnel could have a material adverse effect on our ability to effectively operate our business.

The amount of cash we have available for distribution to holders of our common and subordinated units depends primarily on our cash flow rather than on our profitability, which may prevent us from making distributions, even during periods in which we record net income.

        The amount of cash we have available for distribution depends primarily upon our cash flow and not solely on our profitability, which will be affected by non-cash items. As a result, we may make cash distributions during periods when we record losses for financial accounting purposes and may not make cash distributions during periods when we record net income for financial accounting purposes.

For as long as we are an emerging growth company, we will not be required to comply with certain disclosure requirements that apply to other public companies.

        For as long as we remain an "emerging growth company" as defined in the JOBS Act, we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including not being required to provide an auditor's attestation report on management's assessment of the effectiveness of our system of internal control over financial reporting pursuant to Section 404 and reduced disclosure obligations regarding executive compensation in our periodic reports. We will remain an emerging growth company for up to five years, although we will lose that status sooner if we have more than $1.0 billion of revenues in a fiscal year, we are deemed to be a "large accelerated filer," as defined in Rule 12b-2 under the Exchange Act, or issue more than $1.0 billion of non-convertible debt over a three-year period.

        In addition, the JOBS Act provides that an emerging growth company can delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have elected to take advantage of this exemption and, therefore, may adopt new or revised accounting standards at the time those standards apply to private companies. As a result of our election to take advantage of this transition period, our financial statements may not be comparable to those of companies that comply with public company effective dates for the adoption of new or revised accounting standards.

        To the extent that we rely on any of the exemptions available to emerging growth companies, our unitholders will receive less information about our executive compensation and internal control over financial reporting than issuers that are not emerging growth companies. If some investors find our common units to be less attractive as a result, there may be a less active trading market for our common units and our trading price may be more volatile.

 Risks Inherent in an Investment in Us

Our general partner and its affiliates, including Lonestar, JP Development and ArcLight, have conflicts of interest with us and limited duties to us and our unitholders, and they may favor their own interests to our detriment and that of our unitholders.

        Following this offering, CB Capital Holdings II, LLC and JP Energy GP LLC (two entities that are owned and controlled by certain members of management) and Lonestar will own and control our general partner and its non-economic general partner interest in us. In addition, CB Capital Holdings II, LLC and JP Energy GP LLC will own an aggregate        % limited partner interest in us (or a        % limited partner interest in us if the underwriters exercise in full their option to purchase additional common units) and Lonestar will own a        % limited partner interest in us (or a        % limited partner interest in us if the underwriters exercise in full their option to purchase additional common units). Although our general partner has a duty to manage us in a manner that is not adverse to the best interests of our partnership and our unitholders, the directors and officers of our general partner also have a duty to manage our general partner in a manner that is not adverse to the best interests of its owners. Conflicts of interest may arise between CB Capital Holdings II, LLC, JP Energy GP LLC, Lonestar, JP Development and ArcLight and their affiliates, including our general partner, on the one hand, and us and our unitholders, on the other hand. In resolving these conflicts, our general partner may favor its own interests and the interests of its affiliates, including Lonestar, JP Development and ArcLight, over the interests of our unitholders. These conflicts include, among others, the following:

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  neither our partnership agreement nor any other agreement requires CB Capital Holdings II, LLC, JP Energy GP LLC, Lonestar, JP Development or ArcLight to pursue a business strategy that favors us;

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  our partnership agreement replaces the fiduciary duties that would otherwise be owed by our general partner with contractual standards governing its duties, limiting our general partner's liabilities and restricting the remedies available to our unitholders for actions that, without such limitations, might constitute breaches of fiduciary duty;

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  certain officers and directors of our general partner are officers or directors of affiliates of our general partner, including CB Capital Holdings II, LLC, JP Energy GP LLC, Lonestar and JP Development, and also devote significant time to the business of these entities and are compensated accordingly;

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  affiliates of our general partner are not limited in their ability to compete with us and may offer business opportunities or sell midstream assets to parties other than us, subject to the right of first offer that JP Development has granted us;

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  except in limited circumstances, our general partner has the power and authority to conduct our business without unitholder approval;

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  our general partner will determine the amount and timing of asset purchases and sales, borrowings, issuances of additional partnership securities and the creation, reduction or increase of cash reserves, each of which can affect the amount of cash that is distributed to our unitholders;

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  our general partner will determine the amount and timing of many of our cash expenditures and whether a cash expenditure is classified as an expansion capital expenditure, which would not reduce our operating surplus, or a maintenance capital expenditure, which would reduce our operating surplus. This determination can affect the amount of cash that is distributed to our unitholders and to our general partner, the amount of adjusted operating surplus generated in any given period and the ability of subordinated units to convert into common units;

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  our general partner will determine which costs incurred by it are reimbursable by us;

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  our general partner may cause us to borrow funds in order to permit the payment of cash distributions, even if the purpose or effect of the borrowing is to make a distribution on the subordinated units, to make incentive distributions or to accelerate expiration of the subordination period;

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  our partnership agreement permits us to classify up to $             million as operating surplus, even if it is generated from asset sales, non-working capital borrowings or other sources that would otherwise constitute capital surplus. This cash may be used to fund distributions on our subordinated units or to our general partner in respect of the incentive distribution rights;

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  our partnership agreement does not restrict our general partner from causing us to pay it or its affiliates for any services rendered to us or entering into additional contractual arrangements with any of these entities on our behalf;

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  our general partner intends to limit its liability regarding our contractual and other obligations;

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  our general partner may exercise its right to call and purchase all of our common units not owned by it and its affiliates if it and its affiliates own more than 80.0% of our outstanding common units;

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  our general partner controls the enforcement of obligations owed to us by our general partner and its affiliates, including (i) the right of first offer granted to us by JP Development and (ii) the performance of one of the truck transportation agreements in our crude oil gathering and transportation business, each as described in greater detail in "Certain Relationships and Related Party Transactions";

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  our general partner decides whether to retain separate counsel, accountants or others to perform services for us; and

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  our general partner may elect to cause us to issue common units to it in connection with a resetting of the target distribution levels related to our general partner's incentive distribution rights without the approval of the conflicts committee of the board of directors of our general partner, which we refer to as our conflicts committee, or our unitholders. This election may result in lower distributions to our common unitholders in certain situations.

        Under the terms of our partnership agreement, the doctrine of corporate opportunity, or any analogous doctrine, does not apply to our general partner or any of its affiliates, including its executive officers, directors and owners. Any such person or entity that becomes aware of a potential transaction, agreement, arrangement or other matter that may be an opportunity for us will not have any duty to communicate or offer such opportunity to us. Any such person or entity will not be liable to us or to any limited partner for breach of any fiduciary or other duty by reason of the fact that such person or entity pursues or acquires such opportunity for itself, directs such opportunity to another person or entity or does not communicate such opportunity or information to us. This may create actual and potential conflicts of interest between us and affiliates of our general partner and result in less than favorable treatment of us and our unitholders. Please read "Conflicts of Interest and Duties."

Affiliates of our general partner, including Lonestar, JP Development and ArcLight, may compete with us, and neither our general partner nor its affiliates have any obligation to present business opportunities to us.

        Neither our partnership agreement nor any other agreement will prohibit affiliates of our general partner, including Lonestar, JP Development and ArcLight, from owning assets or engaging in businesses that compete directly or indirectly with us. For example, ArcLight Fund V is the majority owner of the general partner of another publicly traded master limited partnership in the midstream segment of the energy industry, which may compete with us in the future. In addition, Lonestar, JP Development, ArcLight and other affiliates of our general partner may acquire, construct or dispose of midstream assets in the future without any obligation to offer us the opportunity to purchase any of those assets, subject to the right of first offer that JP Development has granted us. As a result, competition from affiliates of our general partner, including Lonestar, JP Development LP and ArcLight, could materially adversely impact our results of operations and distributable cash flow.

Our partnership agreement requires that we distribute all of our available cash, which could limit our ability to grow and make acquisitions.

        Our partnership agreement requires that we distribute all of our available cash to our unitholders. As a result, we expect to rely primarily upon external financing sources, including commercial bank borrowings and the issuance of debt and equity securities, to fund our acquisitions and expansion capital expenditures. Therefore, to the extent we are unable to finance our growth externally, our cash distribution policy will significantly impair our ability to grow. In addition, because we will distribute all of our available cash, our growth may not be as fast as that of businesses that reinvest their available cash to expand ongoing operations. To the extent we issue additional units in connection with any acquisitions or expansion capital expenditures, the payment of distributions on those additional units may increase the risk that we will be unable to maintain or increase our per unit distribution level. There are no limitations in our partnership agreement or our revolving credit facility on our ability to issue additional units, including units ranking senior to the common units as to distribution or liquidation, and our unitholders will have no preemptive or other rights (solely as a result of their status as unitholders) to purchase any such additional units. The incurrence of additional commercial borrowings or other debt to finance our growth strategy would result in increased interest expense, which, in turn, may reduce the amount of distributable cash flow available to our unitholders.

Our partnership agreement replaces our general partner's fiduciary duties to holders of our common units with contractual standards governing its duties.

        Our partnership agreement contains provisions that eliminate the fiduciary standards to which our general partner would otherwise be held by state fiduciary duty law and replaces those duties with several different contractual standards. For example, our partnership agreement permits our general partner to make a number of decisions in its individual capacity, as opposed to in its capacity as our general partner, free of any duties to us and our unitholders other than the implied contractual covenant of good faith and fair dealing, which means that a court will enforce the reasonable expectations of the parties where the language in our partnership agreement does not provide for a clear course of action. This provision entitles our general partner to consider only the interests and factors that it desires and relieves it of any duty or obligation to give any consideration to any interest of, or factors affecting, us, our affiliates or our limited partners. By purchasing a common unit, a unitholder is treated as having consented to the provisions in our partnership agreement, including the provisions discussed above. Please read "Conflicts of Interest and Duties—Duties of the General Partner."

Our partnership agreement restricts the remedies available to holders of our common and subordinated units for actions taken by our general partner that might otherwise constitute breaches of fiduciary duty.

        Our partnership agreement contains provisions that restrict the remedies available to unitholders for actions taken by our general partner that might otherwise constitute breaches of fiduciary duty under state fiduciary duty law. For example, our partnership agreement provides that:

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  whenever our general partner makes a determination or takes, or declines to take, any other action in its capacity as our general partner, our general partner is required to make such determination, or take or decline to take such other action, in good faith and will not be subject to any other or different standard imposed by our partnership agreement, Delaware law, or any other law, rule or regulation, or at equity;

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  our general partner will not have any liability to us or our unitholders for decisions made in its capacity as a general partner so long as it acted in good faith;

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  our general partner and its officers and directors will not be liable for monetary damages to us or our limited partners resulting from any act or omission unless there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that our general partner or its officers and directors, as the case may be, acted in bad faith or engaged in fraud or willful misconduct or, in the case of a criminal matter, acted with knowledge that the conduct was criminal; and

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  our general partner will not be in breach of its obligations under our partnership agreement or its fiduciary duties to us or our limited partners if a transaction with an affiliate or the resolution of a conflict of interest is approved in accordance with, or otherwise meets the standards set forth in, our partnership agreement.

        In connection with a situation involving a transaction with an affiliate or a conflict of interest, our partnership agreement provides that any determination by our general partner must be made in good faith, and that our conflicts committee and the board of directors of our general partner are entitled to a presumption that they acted in good faith. In any proceeding brought by or on behalf of any unitholder or the partnership, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption. Please read "Conflicts of Interest and Duties."

If you are not both a citizenship eligible holder and a rate eligible holder, your common units may be subject to redemption.

        In the future, we may acquire or construct assets that are subject to regulation by the Federal Energy Regulatory Commission, or FERC, and we may enter into leases with, or obtain permits or other authorizations from, the federal government that place citizenship requirements on our investors. In order to avoid (i) any material adverse effect on the maximum applicable rates that can be charged to customers by our subsidiaries on any assets that are subject to rate regulation by FERC or analogous regulatory body and (ii) any substantial risk of cancellation or forfeiture of any property, including any governmental permit, endorsement or other authorization, in which we have an interest, we have adopted certain requirements regarding those investors who may own our common units. Citizenship eligible holders are individuals or entities whose nationality, citizenship or other related status does not create a substantial risk of cancellation or forfeiture of any property, including any governmental permit, endorsement or authorization, in which we have an interest, and will generally include individuals and entities who are United States citizens. Rate eligible holders are individuals or entities subject to United States federal income taxation on the income generated by us or entities not subject to United States federal income taxation on the income generated by us, so long as all of the entity's owners are subject to such taxation. Please read "Description of the Common Units—Transfer of Common Units." If you are not a person who meets the requirements to be a citizenship eligible holder and a rate eligible holder, you run the risk of having your units redeemed by us at the market price as of the date three days before the date the notice of redemption is mailed. The redemption price will be paid in cash or by delivery of a promissory note, as determined by our general partner. In addition, if you are not a person who meets the requirements to be a citizenship eligible holder, you will not be entitled to voting rights. Please read "Our Partnership Agreement—Redemption of Ineligible Holders."

Reimbursements due to our general partner and its affiliates for services provided to us or on our behalf will reduce our distributable cash flow. The amount and timing of such reimbursements will be determined by our general partner.

        Prior to making any distribution on our common units, we will reimburse our general partner and its affiliates, including Lonestar, for expenses they incur and payments they make on our behalf. Under our partnership agreement, we will reimburse our general partner and its affiliates for certain expenses incurred on our behalf, including, among other items, compensation expense for all employees required to manage and operate our business. Our partnership agreement provides that our general partner will determine in good faith the expenses that are allocable to us. The expenses for which we are required to reimburse our general partner and its affiliates are not subject to any caps or other limits. The reimbursement of expenses and payment of fees, if any, to our general partner and its affiliates will reduce the amount of available cash to pay cash distributions to our common unitholders. Please read "Cash Distribution Policy and Restrictions on Distributions."

Holders of our common units have limited voting rights and are not entitled to elect our general partner or its directors.

        Unlike the holders of common stock in a corporation, unitholders have only limited voting rights on matters affecting our business and, therefore, limited ability to influence management's decisions regarding our business. Unitholders did not elect our general partner or the board of directors of our general partner and will have no right to elect our general partner or the board of directors of our general partner on an annual or other continuing basis. The board of directors of our general partner is chosen by the members of our general partner, which are controlled my members of our management and by Lonestar. Furthermore, if the unitholders are dissatisfied with the performance of our general partner, they will have little ability to remove our general partner. As a result of these limitations, the price at which our common units will trade could be reduced because of the absence or reduction of a takeover premium in the trading price. Our partnership agreement also contains provisions limiting the ability of unitholders to call meetings or to acquire information about our operations, as well as other provisions limiting our unitholders' ability to influence the manner or direction of our management.

Even if holders of our common units are dissatisfied, they cannot initially remove our general partner without its consent.

        Our unitholders will be unable initially to remove our general partner without its consent because our general partner and its affiliates will own sufficient units upon completion of the offering to be able to prevent its removal. The vote of the holders of at least 66 2/3% of all outstanding common units and subordinated units voting together as a single class is required to remove our general partner. At closing, our general partner and its affiliates will own        % of our common units and subordinated units (excluding common units purchased by officers and directors of our general partner and its affiliates under our directed unit program). Also, if our general partner is removed without cause during the subordination period and common units and subordinated units held by our general partner and its affiliates are not voted in favor of that removal, all remaining subordinated units will automatically be converted into common units, and any existing arrearages on the common units will be extinguished. A removal of our general partner under these circumstances would adversely affect the common units by prematurely eliminating their distribution and liquidation preference over the subordinated units, which would otherwise have continued until we had met certain distribution and performance tests. "Cause" is narrowly defined under our partnership agreement to mean that a court of competent jurisdiction has entered a final, non-appealable judgment finding the general partner liable for actual fraud or willful or wanton misconduct in its capacity as our general partner. Cause does not include most cases of charges of poor management of the business, so the removal of our general partner because of the unitholders' dissatisfaction with our general partner's performance in managing our partnership will most likely result in the termination of the subordination period.

Our partnership agreement restricts the voting rights of unitholders owning 20% or more of our common units.

        Unitholders' voting rights are further restricted by the partnership agreement provision providing that any units held by a person that owns 20.0% or more of any class of units then outstanding, other than our general partner, its affiliates, their transferees, and persons who acquired such units with the prior approval of the board of directors of our general partner, cannot vote on any matter.

Our general partner interest or the control of our general partner may be transferred to a third party without unitholder consent.

        Our general partner may transfer its non-economic general partner interest to a third party in a merger or in a sale of all or substantially all of its assets without the consent of our unitholders. Furthermore, there is no restriction in our partnership agreement on the ability of our general partner's members to transfer their membership interests in our general partner to a third party. The new members of our general partner would then be in a position to replace the board of directors and officers of our general partner and to control the decisions taken by the board of directors and officers of our general partner.

Our general partner may transfer its incentive distribution rights to a third party without unitholder consent.

        Our general partner may transfer its incentive distribution rights to a third party at any time without the consent of our unitholders. If our general partner transfers its incentive distribution rights to a third party but retains its non-economic general partner interest, our general partner may not have the same incentive to grow our partnership and increase quarterly distributions to unitholders over time as it would if it had retained ownership of its incentive distribution rights. For example, a transfer of incentive distribution rights by our general partner could reduce the likelihood of Lonestar or its affiliates, including JP Development, selling or contributing midstream assets to us, as Lonestar and its affiliates would have less of an economic incentive to grow our business, which in turn would impact our ability to grow our asset base.

You will experience immediate and substantial dilution in pro forma net tangible book value of $            per common unit.

        The assumed initial public offering price of $            per common unit exceeds our pro forma net tangible book value of $            per unit. Based on an assumed initial public offering price of $            per common unit, you will incur immediate and substantial dilution of $            per common unit. This dilution results primarily because our assets are recorded in accordance with GAAP at their historical cost, and not their fair value. Please read "Dilution."

We may issue additional units without unitholder approval, which would dilute unitholder interests.

        At any time, we may issue an unlimited number of limited partner interests of any type without the approval of our unitholders and our unitholders will have no preemptive or other rights (solely as a result of their status as unitholders) to purchase any such limited partner interests. Further, neither our partnership agreement nor our revolving credit facility prohibits the issuance of equity securities that may effectively rank senior to our common units as to distributions or liquidations. The issuance by us of additional common units or other equity securities of equal or senior rank will have the following effects:

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  our unitholders' proportionate ownership interest in us will decrease;

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  the amount of distributable cash flow available for distribution on each unit may decrease;

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  because a lower percentage of total outstanding units will be subordinated units, the risk that a shortfall in the payment of the minimum quarterly distribution will be borne by our common unitholders will increase;

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  the ratio of taxable income to distributions may increase;

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  the relative voting strength of each previously outstanding unit may be diminished; and

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  the market price of our common units may decline.

Our general partner's discretion in establishing cash reserves may reduce the amount of distributable cash flow available for distribution to unitholders.

        Our partnership agreement requires our general partner to deduct from operating surplus cash reserves that it determines are necessary to fund our future operating expenditures. In addition, our partnership agreement permits our general partner to reduce available cash by establishing cash reserves for the proper conduct of our business, to comply with applicable law or agreements to which we are a party, or to provide funds for future distributions to unitholders. These cash reserves will affect the amount of distributable cash flow available for distribution to unitholders.

Our general partner may cause us to borrow funds in order to make cash distributions, even where the purpose or effect of the borrowing benefits our general partner or its affiliates.

        In some instances, our general partner may cause us to borrow funds under our revolving credit facility, from Lonestar or its affiliates or otherwise from third parties in order to permit the payment of cash distributions. These borrowings are permitted even if the purpose and effect of the borrowing is to enable us to make a distribution on the subordinated units, to make incentive distributions or to hasten the expiration of the subordination period.

Our general partner has a limited call right that may require you to sell your common units at an undesirable time or price.

        If at any time our general partner and its affiliates own more than 80.0% of our common units, our general partner will have the right, but not the obligation, which it may assign to any of its affiliates or to us, to acquire all, but not less than all, of the common units held by unaffiliated persons at a price not less than their then-current market price. As a result, you may be required to sell your common units at an undesirable time or price and may not receive any return on your investment. You may also incur a tax liability upon a sale of your units. At the completion of this offering and assuming no exercise of the underwriters' option to purchase additional common units, our general partner and its affiliates will own approximately        % of our common units (excluding any common units purchased by officers and directors of our general partner under our directed unit program). At the end of the subordination period (which could occur as early as                        , 2014), assuming no additional issuances of common units (other than upon the conversion of the subordinated units) and no exercise of the underwriters' option to purchase additional common units, our general partner and its affiliates will own approximately        % of our common units (excluding any common units purchased by officers and directors of our general partner under our directed unit program) and therefore would be able to exercise the call right at that time. For additional information about the call right, please read "Our Partnership Agreement—Limited Call Right."

Your liability may not be limited if a court finds that unitholder action constitutes control of our business.

        A general partner of a partnership generally has unlimited liability for the obligations of the partnership, except for those contractual obligations of the partnership that are expressly made non-recourse to the general partner. Our partnership is organized under Delaware law, and we conduct business in a number of other states. The limitations on the liability of holders of limited partner interests for the obligations of a limited partnership have not been clearly established in some jurisdictions. You could be liable for our obligations as if you were a general partner if a court or government agency were to determine that:

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  we were conducting business in a state but had not complied with that particular state's partnership statute; or

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  your right to act with other unitholders to remove or replace the general partner, to approve some amendments to our partnership agreement or to take other actions under our partnership agreement constitute "control" of our business.

        Please read "Our Partnership Agreement—Limited Liability" for a discussion of the implications of the limitations of liability on a unitholder.

Unitholders may have to repay distributions that were wrongfully distributed to them.

        Under certain circumstances, unitholders may have to repay amounts wrongfully distributed to them. Under Section 17-607 of the Delaware Revised Uniform Limited Partnership Act, or the Delaware Act, we may not make a distribution to you if the distribution would cause our liabilities to exceed the fair value of our assets. Delaware law provides that for a period of three years from the date of the impermissible distribution, limited partners who received an impermissible distribution and who knew at the time of the distribution that it violated Delaware law will be liable to the limited partnership for the distribution amount. Transferees of common units are liable for the obligations of the transferor to make contributions to the partnership that are known to the transferee at the time of the transfer and for unknown obligations if the liabilities could be determined from our partnership agreement. Liabilities to partners on account of their partnership interest and liabilities that are non-recourse to the partnership are not counted for purposes of determining whether a distribution is permitted.

There is no existing market for our common units, and a trading market that will provide you with adequate liquidity may not develop. The price of our common units may fluctuate significantly, and you could lose all or part of your investment.

        Prior to this offering, there has been no public market for our common units. After this offering, there will be only                         publicly traded common units. In addition, affiliates of our general partner, including CB Capital Holdings II, LLC, JP Energy GP LLC and Lonestar, will own            of our common units and            of our subordinated units, representing an aggregate        % limited partner interest in us. We do not know the extent to which investor interest will lead to the development of a trading market or how liquid that market might be. You may not be able to resell your common units at or above the initial public offering price. Additionally, the lack of liquidity may result in wide bid-ask spreads, contribute to significant fluctuations in the market price of our common units and limit the number of investors who are able to buy our common units.

        The initial public offering price for the common units offered hereby will be determined by negotiations between us and the representatives of the underwriters and may not be indicative of the market price of our common units that will prevail in the trading market. The market price of our common units may decline below the initial public offering price. The market price of our common units may also be influenced by other factors, many of which are beyond our control, including:

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  our quarterly distributions;

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  our quarterly or annual earnings or those of other companies in our industry;

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  announcements by us or our competitors of significant contracts or acquisitions;

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  changes in accounting standards, policies, guidance, interpretations or principles;

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  general economic conditions;

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  the failure of securities analysts to cover our common units after this offering or changes in financial estimates by analysts;

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  future sales of our common units; and

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  other factors described in these "Risk Factors."

Our general partner, or any transferee holding incentive distribution rights, may elect to cause us to issue common units to it in connection with a resetting of the target distribution levels related to its incentive distribution rights without the approval of our conflicts committee or the holders of our common units. This could result in lower distributions to holders of our common units.

        Our general partner has the right, at any time when there are no subordinated units outstanding and it has received distributions on its incentive distribution rights at the highest level to which it is entitled (50.0%) for each of the prior four consecutive fiscal quarters, to reset the initial target distribution levels at higher levels based on our distributions at the time of the exercise of the reset election. Following a reset election, the minimum quarterly distribution will be adjusted to equal the reset minimum quarterly distribution, and the target distribution levels will be reset to correspondingly higher levels based on percentage increases above the reset minimum quarterly distribution.

        If our general partner elects to reset the target distribution levels, it will be entitled to receive a number of common units. The number of common units to be issued to our general partner will be equal to that number of common units that would have entitled their holder to an average aggregate quarterly cash distribution in the prior two quarters equal to the average of the distributions to our general partner on the incentive distribution rights in the prior two quarters. We anticipate that our general partner would exercise this reset right in order to facilitate acquisitions or internal growth projects that would not be sufficiently accretive to cash distributions per common unit without such conversion. It is possible, however, that our general partner could exercise this reset election at a time when it is experiencing, or expects to experience, declines in the cash distributions it receives related to its incentive distribution rights and may, therefore, desire to be issued common units rather than retain the right to receive distributions based on the initial target distribution levels. This risk could be elevated if our incentive distribution rights have been transferred to a third party. As a result, a reset election may cause our common unitholders to experience a reduction in the amount of cash distributions that they would have otherwise received had we not issued new common units in connection with resetting the target distribution levels. Additionally, our general partner has the right to transfer all or any portion of our incentive distribution rights at any time, and such transferee will have the same rights as our general partner relative to resetting target distributions if our general partner concurs that the tests for resetting target distributions have been fulfilled. Please read "Provisions of Our Partnership Agreement Relating to Cash Distributions—General Partner's Right to Reset Incentive Distribution Levels."

Our management team does not have experience managing our business as a stand-alone publicly traded partnership, and if they are unable to manage our business as a publicly traded partnership our business may be affected.

        Our management team does not have experience managing our business as a publicly traded partnership. Unlike private companies, publicly traded entities are subject to substantial rules and regulations, including rules and regulations promulgated by the SEC and rules governing listed entities on the NYSE. If we are unable to manage and operate our partnership as a publicly traded partnership, our business and results of operations will be adversely affected.

The NYSE does not require a publicly traded partnership like us to comply with certain of its corporate governance requirements.

        We intend to apply to list our common units on the NYSE. Because we will be a publicly traded partnership, the NYSE does not require us to have a majority of independent directors on our general partner's board of directors or to establish a compensation committee or a nominating and corporate governance committee. Accordingly, unitholders will not have the same protections afforded to certain corporations that are subject to all of the NYSE corporate governance requirements. Please read "Management—Management of JP Energy Partners LP."

We will incur increased costs as a result of being a publicly traded partnership.

        We have no history operating as a publicly traded partnership. As a publicly traded partnership, we will incur significant legal, accounting and other expenses. In addition, Sarbanes-Oxley and related rules implemented by the SEC and the NYSE have mandated changes in the corporate governance practices of publicly traded companies. We expect these rules and regulations to increase our legal and financial compliance costs and to make our activities more time-consuming and costly. For example, as a result of becoming a publicly traded partnership, we are required to have at least three independent directors, create an audit committee and adopt policies regarding internal controls and disclosure controls and procedures, including the preparation of reports on internal controls over financial reporting. In addition, we will incur additional costs associated with our publicly traded partnership reporting requirements. We also expect these new rules and regulations to make it more difficult and more expensive for our general partner to obtain director and officer liability insurance and possibly to result in our general partner having to accept reduced policy limits and coverage. As a result, it may be more difficult for our general partner to attract and retain qualified persons to serve on its board of directors or as executive officers.

        We have included $3.7 million of estimated incremental annual costs associated with being a publicly traded partnership in our financial forecast included elsewhere in this prospectus. However, it is possible that our actual incremental costs of being a publicly traded partnership will be higher than we currently estimate.

Tax Risks

        In addition to reading the following risk factors, please read "Material Federal Income Tax Consequences" for a more complete discussion of the expected material federal income tax consequences of owning and disposing of our common units.

Our tax treatment depends on our status as a partnership for federal income tax purposes. If the Internal Revenue Service ("IRS") were to treat us as a corporation for federal income tax purposes, which would subject us to entity-level taxation, or if we were otherwise subjected to a material amount of additional entity-level taxation, then our distributable cash flow to our unitholders would be substantially reduced.

        The anticipated after-tax economic benefit of an investment in our common units depends largely on our being treated as a partnership for federal income tax purposes. We have not requested a ruling from the IRS on this matter.

        Despite the fact that we are a limited partnership under Delaware law, it is possible in certain circumstances for a partnership such as ours to be treated as a corporation for federal income tax purposes. A change in our business or a change in current law could cause us to be treated as a corporation for federal income tax purposes or otherwise subject us to taxation as an entity.

        If we were treated as a corporation for federal income tax purposes, we would pay federal income tax on our taxable income at the corporate tax rate, which is currently a maximum of 35.0%, and would likely pay state and local income tax at varying rates. Distributions would generally be taxed again as corporate dividends (to the extent of our current and accumulated earnings and profits), and no income, gains, losses, deductions or credits would flow through to you. Because a tax would be imposed upon us as a corporation, our distributable cash flow would be substantially reduced. In addition, changes in current state law may subject us to additional entity-level taxation by individual states. Because of widespread state budget deficits and other reasons, several states are evaluating ways to subject partnerships to entity-level taxation through the imposition of state income, franchise and other forms of taxation. Imposition of any such taxes may substantially reduce the distributable cash flow available for distribution to you. Therefore, if we were treated as a corporation for federal income tax purposes or otherwise subjected to a material amount of entity-level taxation, there would be a material reduction in the anticipated cash flow and after-tax return to our unitholders, likely causing a substantial reduction in the value of our common units.

        Our partnership agreement provides that, if a law is enacted or existing law is modified or interpreted in a manner that subjects us to taxation as a corporation or otherwise subjects us to entity-level taxation for federal, state or local income tax purposes, the minimum quarterly distribution amount and the target distribution levels may be adjusted to reflect the impact of that law on us.

The tax treatment of publicly traded partnerships or an investment in our common units could be subject to potential legislative, judicial or administrative changes and differing interpretations, possibly on a retroactive basis.

        The present federal income tax treatment of publicly traded partnerships, including us, or an investment in our common units may be modified by administrative, legislative or judicial interpretation at any time. For example, from time to time, members of Congress propose and consider substantive changes to the existing federal income tax laws that affect publicly traded partnerships. Any modification to the federal income tax laws and interpretations thereof may or may not be retroactively applied and could make it more difficult or impossible for us to be treated as a partnership for federal income tax purposes. Please read "Material Federal Income Tax Consequences—Partnership Status." We are unable to predict whether any such changes will ultimately be enacted. However, it is possible that a change in law could affect us, and any such changes could negatively impact the value of an investment in our common units.

Our unitholders' share of our income will be taxable to them for federal income tax purposes even if they do not receive any cash distributions from us.

        Because a unitholder will be treated as a partner to whom we will allocate taxable income that could be different in amount than the cash we distribute, a unitholder's allocable share of our taxable income will be taxable to it, which may require the payment of federal income taxes and, in some cases, state and local income taxes, on its share of our taxable income even if it receives no cash distributions from us. Our unitholders may not receive cash distributions from us equal to their share of our taxable income or even equal to the actual tax liability that results from that income.

If the IRS contests the federal income tax positions we take, the market for our common units may be adversely impacted and the cost of any IRS contest will reduce our distributable cash flow available for distribution to our unitholders.

        We have not requested a ruling from the IRS with respect to our treatment as a partnership for federal income tax purposes. The IRS may adopt positions that differ from the conclusions of our counsel expressed in this prospectus or from the positions we take, and the IRS's positions may ultimately be sustained. It may be necessary to resort to administrative or court proceedings to sustain some or all of our counsel's conclusions or the positions we take and such positions may not ultimately be sustained. A court may not agree with some or all of our counsel's conclusions or the positions we take. Any contest with the IRS, and the outcome of any IRS contest, may have a materially adverse impact on the market for our common units and the price at which they trade. In addition, the costs of any contest with the IRS will be borne indirectly by our unitholders (including holders of our subordinated units) because the costs will reduce our distributable cash flow.

Tax gain or loss on the disposition of our common units could be more or less than expected.

        If our unitholders sell common units, they will recognize a gain or loss for federal income tax purposes equal to the difference between the amount realized and their tax basis in those common units. Because distributions in excess of their allocable share of our net taxable income decrease their tax basis in their common units, the amount, if any, of such prior excess distributions with respect to the common units a unitholder sells will, in effect, become taxable income to the unitholder if it sells such common units at a price greater than its tax basis in those common units, even if the price received is less than its original cost. Furthermore, a substantial portion of the amount realized on any sale of common units, whether or not representing gain, may be taxed as ordinary income due to potential recapture items, including depreciation recapture. In addition, because the amount realized includes a unitholder's share of our nonrecourse liabilities, a unitholder that sells common units may incur a tax liability in excess of the amount of cash received from the sale. Please read "Material Federal Income Tax Consequences—Disposition of Common Units—Recognition of Gain or Loss."

Tax-exempt entities and non-United States persons face unique tax issues from owning our common units that may result in adverse tax consequences to them.

        An investment in our common units by tax-exempt entities, such as employee benefit plans and individual retirement accounts (known as IRAs), and non-United States persons raises issues unique to them. For example, virtually all of our income allocated to organizations that are exempt from federal income tax, including IRAs and other retirement plans, will be unrelated business taxable income and will be taxable to them. Distributions to non-United States persons will be reduced by withholding taxes at the highest applicable effective tax rate, and non-United States persons will be required to file federal income tax returns and pay tax on their share of our taxable income. If you are a tax-exempt entity or a non-United States person, you should consult a tax advisor before investing in our common units.

We will treat each purchaser of our common units as having the same tax benefits without regard to the actual common units purchased. The IRS may challenge this treatment, which could adversely affect the value of our common units.

        Because we cannot match transferors and transferees of common units and because of other reasons, we will adopt depreciation and amortization positions that may not conform to all aspects of existing Treasury Regulations. A successful IRS challenge to those positions could adversely affect the amount of tax benefits available to you. Our counsel is unable to opine as to the validity of such filing positions. It also could affect the timing of these tax benefits or the amount of gain from your sale of common units and could have a negative impact on the value of our common units or result in audit adjustments to your tax returns. Please read "Material Federal Income Tax Consequences—Tax Consequences of Unit Ownership—Section 754 Election" for a further discussion of the effect of the depreciation and amortization positions we will adopt.

We prorate our items of income, gain, loss and deduction for federal income tax purposes between transferors and transferees of our units each month based upon the ownership of our units on the first day of each month, instead of on the basis of the date a particular unit is transferred. The IRS may challenge this treatment, which could change the allocation of items of income, gain, loss and deduction among our unitholders.

        We will prorate our items of income, gain, loss and deduction for federal income tax purposes between transferors and transferees of our units each month based upon the ownership of our units on the first day of each month, instead of on the basis of the date a particular unit is transferred. The use of this proration method may not be permitted under existing Treasury Regulations, and, accordingly, our counsel is unable to opine as to the validity of this method. Recently, however, the Treasury Department issued proposed regulations that provide a safe harbor pursuant to which publicly traded partnerships may use a similar monthly simplifying convention to allocate tax items among transferor and transferee unitholders. Nonetheless, the proposed regulations do not specifically authorize the use of the proration method we will adopt. If the IRS were to challenge this method or new Treasury Regulations were issued, we may be required to change the allocation of items of income, gain, loss and deduction among our unitholders. Latham & Watkins LLP has not rendered an opinion with respect to whether our monthly convention for allocating taxable income and losses is permitted by existing Treasury Regulations. Please read "Material Federal Income Tax Consequences—Disposition of Common Units—Allocations Between Transferors and Transferees."

A unitholder whose common units are loaned to a "short seller" to effect a short sale of common units may be considered as having disposed of those common units. If so, he would no longer be treated for federal income tax purposes as a partner with respect to those common units during the period of the loan and may recognize gain or loss from the disposition.

        Because a unitholder whose common units are loaned to a "short seller" to effect a short sale of common units may be considered as having disposed of the loaned common units, he may no longer be treated for federal income tax purposes as a partner with respect to those common units during the period of the loan to the short seller and the unitholder may recognize gain or loss from such disposition. Moreover, during the period of the loan to the short seller, any of our income, gain, loss or deduction with respect to those common units may not be reportable by the unitholder and any cash distributions received by the unitholder as to those common units could be fully taxable as ordinary income. Latham & Watkins LLP has not rendered an opinion regarding the treatment of a unitholder where common units are loaned to a short seller to effect a short sale of common units; therefore, our unitholders desiring to assure their status as partners and avoid the risk of gain recognition from a loan to a short seller are urged to consult a tax advisor to discuss whether it is advisable to modify any applicable brokerage account agreements to prohibit their brokers from loaning their common units.

We will adopt certain valuation methodologies and monthly conventions for federal income tax purposes that may result in a shift of income, gain, loss and deduction between our general partner (as the holder of our incentive distribution rights) and our unitholders. The IRS may challenge this treatment, which could adversely affect the value of our common units.

        When we issue additional units or engage in certain other transactions, we will determine the fair market value of our assets and allocate any unrealized gain or loss attributable to our assets to the capital accounts of our unitholders. Our methodology may be viewed as understating the value of our assets. In that case, there may be a shift of income, gain, loss and deduction between our general partner (as the holder of our incentive distribution rights) and our unitholders, which may be unfavorable to such unitholders. Moreover, under our valuation methods, subsequent purchasers of common units may have a greater portion of their Internal Revenue Code Section 743(b) adjustment allocated to our tangible assets and a lesser portion allocated to our intangible assets. The IRS may challenge our valuation methods, or our allocation of the Section 743(b) adjustment attributable to our tangible and intangible assets, and allocations of taxable income, gain, loss and deduction between our general partner (as the holder of our incentive distribution rights) and certain of our unitholders.

        A successful IRS challenge to these methods or allocations could adversely affect the amount of taxable income or loss allocated to our unitholders. It also could affect the amount of taxable gain from our unitholders' sale of common units and could have a negative impact on the value of our common units or result in audit adjustments to our unitholders' tax returns without the benefit of additional deductions.

The sale or exchange of 50.0% or more of our capital and profits interests during any twelve-month period will result in the termination of our partnership for federal income tax purposes.

        We will be considered to have technically terminated our partnership for federal income tax purposes if there is a sale or exchange of 50.0% or more of the total interests in our capital and profits within a twelve-month period. For purposes of determining whether the 50.0% threshold has been met, multiple sales of the same interest will be counted only once. Our technical termination would, among other things, result in the closing of our taxable year for all unitholders, which would result in us filing two tax returns (and our unitholders could receive two Schedules K-1 if relief was not available, as described below) for one fiscal year and could result in a deferral of depreciation deductions allowable in computing our taxable income. In the case of a unitholder reporting on a taxable year other than a fiscal year ending December 31, the closing of our taxable year may also result in more than twelve months of our taxable income or loss being includable in his taxable income for the year of termination. Our termination currently would not affect our classification as a partnership for federal income tax purposes, but instead we would be treated as a new partnership for federal income tax purposes. If treated as a new partnership, we must make new tax elections, including a new election under Section 754 of the Internal Revenue Code, and could be subject to penalties if we are unable to determine that a termination occurred. The IRS has announced a publicly traded partnership technical termination relief program whereby, if a publicly traded partnership that technically terminated requests publicly traded partnership technical termination relief and such relief is granted by the IRS, among other things, the partnership will only have to provide one Schedule K-1 to unitholders for the year notwithstanding two partnership tax years. Please read "Material Federal Income Tax Consequences—Disposition of Common Units—Constructive Termination" for a discussion of the consequences of our technical termination for federal income tax purposes.

As a result of investing in our common units, you may become subject to state and local taxes and return filing requirements in jurisdictions where we operate or own or acquire properties.

        In addition to federal income taxes, our unitholders will likely be subject to other taxes, including state and local taxes, unincorporated business taxes and estate, inheritance or intangible taxes that are imposed by the various jurisdictions in which we conduct business or control property now or in the future, even if they do not live in any of those jurisdictions. Our unitholders will likely be required to file state and local income tax returns and pay state and local income taxes in some or all of these various jurisdictions. Further, our unitholders may be subject to penalties for failure to comply with those requirements. We initially expect to conduct business in all but five states in the continental United States. Many of these states currently impose a personal income tax on individuals. As we make acquisitions or expand our business, we may control assets or conduct business in additional states that impose a personal income tax. It is your responsibility to file all federal, state and local tax returns. Our counsel has not rendered an opinion on the state or local tax consequences of an investment in our common units. Please consult your tax advisor.

USE OF PROCEEDS

        We expect to receive net proceeds of approximately $             million from the sale of            common units offered by this prospectus, based on an assumed initial public offering price of $             per common unit (the midpoint of the price range set forth on the cover of this prospectus) after deducting underwriting discounts and structuring fees but before estimated offering expenses. We intend to use these net proceeds as follows:

  •
  pay estimated offering expenses of approximately $             million;

  •
  repay $             million of the debt outstanding under our existing revolving credit facility; and

  •
  replenish approximately $             million of our working capital.

        Please read "Prospectus Summary—Recapitalization Transactions and Partnership Structure."

        As of June 15, 2013, we had approximately $161.4 million of debt outstanding under our revolving credit facility. Borrowings under our revolving credit facility bear interest at 3.21% and are due on December 23, 2015. Our outstanding indebtedness was incurred to primarily fund third party acquisitions and for general partnership purposes.

        Immediately following the repayment of a portion of the outstanding debt under our revolving credit facility with a portion of the net proceeds from this offering, we will amend and restate our revolving credit facility and will borrow approximately $             million thereunder. We will use the proceeds from that borrowing to make a distribution, pro rata, to our existing equityholders.

        The net proceeds from any exercise by the underwriters of their option to purchase additional common units will be used to redeem from Lonestar a number of common units equal to the number of common units issued upon exercise of the option at a price per common unit equal to the net proceeds per common unit in this offering before expenses but after deducting underwriting discounts and the structuring fee. Accordingly, any exercise of the underwriters' option will not affect the total number of units outstanding or the amount of cash needed to pay the minimum quarterly distribution on all units. Please read "Underwriting."

        An increase or decrease in the initial public offering price of $1.00 per common unit would cause the net proceeds from the offering, after deducting underwriting discounts, the structuring fee and offering expenses, to increase or decrease by $             million, based on an assumed initial public offering price of $            per common unit, the midpoint of the price range set forth on the cover of this prospectus. Each increase of 1.0 million common units offered by us, together with a concurrent $1.00 increase in the assumed public offering price of $            per common unit, the midpoint of the price range set forth on the cover of this prospectus, would increase net proceeds to us from this offering by approximately $             million. Similarly, each decrease of 1.0 million common units offered by us, together with a concurrent $1.00 decrease in the assumed initial offering price of $            per common unit, would decrease the net proceeds to us from this offering by approximately $             million. If the proceeds increase due to a higher initial public offering price then we will distribute those additional proceeds, pro rata, to our existing equityholders. If the proceeds decrease due to a lower initial public offering price, then we will reduce the amount of working capital that will be replenished by an equal amount.

        An affiliate of Merrill Lynch, Pierce, Fenner & Smith Incorporated is a lender under our revolving credit facility. The underwriters may, from time to time, engage in transactions with and perform services for us and our affiliates in the ordinary course of business. Please read "Underwriting."

 CAPITALIZATION

        The following table shows:

  •
  our historical cash and cash equivalents and capitalization as of March 31, 2013; and

  •
  our pro forma capitalization as of March 31, 2013, giving effect to the pro forma adjustments described in our unaudited pro forma consolidated financial data included elsewhere in this prospectus, including this offering and the application of the net proceeds of this offering in the manner described under "Use of Proceeds" and the other transactions described under "Prospectus Summary—Recapitalization Transactions and Partnership Structure."

        This table is derived from, should be read together with and is qualified in its entirety by reference to the audited historical consolidated financial statements and the accompanying notes and the pro forma combined consolidated financial data and accompanying notes included elsewhere in this prospectus.

	As of March 31, 2013
($ in thousands)	Historical	Pro Forma
Cash and cash equivalents	$7,412	$

Debt:
Revolving credit facility(1)	$161,407	$
Other debt(2)	9,579

Total long-term debt (including current maturities)	170,986

Partners' capital:
Preferred units	21,509
General partner interest	411
Class A common units	143,577
Class B common units	14,347
Class C common units	82,873
Common units—Public	—
Common units—Lonestar	—
Common units—Management	—
Common units—Other Investors	—
Common units—LTIP Participants	—
Subordinated units—Lonestar	—
Subordinated units—Management	—
Subordinated units—Other Investors	—

Total partners' capital	$262,717	$

Total capitalization	$433,703	$

(1)
As of June 15, 2013, we had approximately $161.4 million of indebtedness outstanding under our revolving credit facility.

(2)
Consists of a bank loan of approximately $6.9 million, a $1.6 million note payable and other long-term debt obligations assumed or incurred in connection with certain acquisitions. Please see Note 4 to our unaudited condensed consolidated financial statements for the three months ended March 31, 2013 included elsewhere in this prospectus.

 DILUTION

        Dilution is the amount by which the offering price per common unit in this offering will exceed the pro forma net tangible book value per unit after the offering. On a pro forma basis as of                        , 2013, after giving effect to the offering of common units and the related transactions, our net tangible book value was approximately $             million, or $            per unit. Purchasers of common units in this offering will experience substantial and immediate dilution in pro forma net tangible book value per common unit for financial accounting purposes, as illustrated in the following table.

Assumed initial public offering price per common unit		$
Pro forma net tangible book value per unit before the offering(1)	$
Decrease in net tangible book value per unit attributable to purchasers in the offering

Less: Pro forma net tangible book value per unit after the offering(2)

Immediate dilution in net tangible book value per common unit to purchasers in the offering(3)(4)		$

(1)
Determined by dividing the number of units (            common units and            subordinated units) to be issued to the general partner and its affiliates for their contribution of assets and liabilities to us into the pro forma net tangible book value of the contributed assets and liabilities.

(2)
Determined by dividing the number of units to be outstanding after this offering (            total common units and            subordinated units) and the application of the related net proceeds into our pro forma net tangible book value, after giving effect to the application of the net proceeds of this offering.

(3)
If the initial public offering price were to increase or decrease by $1.00 per common unit, then dilution in net tangible book value per common unit would equal $            and $            , respectively.

(4)
Because the total number of units outstanding following this offering will not be impacted by any exercise of the underwriters' option to purchase additional common units and any net proceeds from such exercise will not be retained by us, there will be no change to the dilution in net tangible book value per common unit to purchasers in this offering due to any such exercise of the option.

        The following table sets forth the number of units that we will issue and the total consideration contributed to us by the general partner and its affiliates in respect of their units and by the purchasers of common units in this offering upon consummation of the transactions contemplated by this prospectus.

	Units Acquired			Total Consideration
($ in millions)	Number	%		Amount	%
General partner and its affiliates(1)(2)			%	$		%
Purchasers in this offering			%	$		%

Total			%	$	100.0%

(1)
Upon the consummation of the transactions contemplated by this prospectus, our general partner and its affiliates will own            common units and             subordinated units.

(2)
Assumes the underwriters' option to purchase additional common units is not exercised.

CASH DISTRIBUTION POLICY AND RESTRICTIONS ON DISTRIBUTIONS

        The following discussion of our cash distribution policy should be read in conjunction with the specific assumptions included in this section. In addition, "Forward-Looking Statements" and "Risk Factors" should be read for information regarding statements that do not relate strictly to historical or current facts and regarding certain risks inherent in our business.

        For additional information regarding our historical and pro forma results of operations, please refer to our historical consolidated financial statements and accompanying notes and the pro forma combined consolidated financial data and accompanying notes included elsewhere in this prospectus.

General

  Rationale for Our Cash Distribution Policy

        Our partnership agreement requires that we distribute all of our available cash quarterly. This requirement forms the basis of our cash distribution policy and reflects a basic judgment that our unitholders will be better served by distributing our available cash rather than retaining it, because, among other reasons, we believe we will generally finance any expansion capital expenditures from external financing sources. Under our current cash distribution policy, we intend to make a minimum quarterly distribution to the holders of our common units and subordinated units of $            per unit, or $            per unit on an annualized basis, to the extent we have sufficient cash from our operations after the establishment of cash reserves and the payment of costs and expenses, including the payment of expenses to our general partner. However, we have no legal obligation to make quarterly cash distributions in this or any other amount, and our general partner has considerable discretion to determine the amount of our available cash each quarter. In addition, our general partner may change our cash distribution policy at any time, subject to the requirement in our partnership agreement to distribute all of our available cash quarterly. Generally, our available cash is our (i) cash on hand at the end of a quarter after the payment of our expenses and the establishment of cash reserves and (ii) cash on hand resulting from working capital borrowings made after the end of the quarter. Because we are not subject to an entity-level federal income tax, we expect to have more cash to distribute than would be the case if we were subject to federal income tax. If we do not generate sufficient available cash from operations, we may, but are under no obligation to, borrow funds to pay the minimum quarterly distribution to our unitholders.

  Limitations on Cash Distributions and Our Ability to Change Our Cash Distribution Policy

        Although our partnership agreement requires that we distribute all of our available cash quarterly, there is no guarantee that we will make quarterly cash distributions to our unitholders at our minimum quarterly distribution rate or at any other rate, and we have no legal obligation to do so. Our current cash distribution policy is subject to certain restrictions, as well as the considerable discretion of our general partner in determining the amount of our available cash each quarter. The following factors will affect our ability to make cash distributions, as well as the amount of any cash distributions we make:

  •
  Our cash distribution policy will be subject to restrictions on cash distributions under our revolving credit facility. One such restriction would prohibit us from making cash distributions while an event of default has occurred and is continuing under our revolving credit facility, notwithstanding our cash distribution policy. Please read "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Revolving Credit Facility."

  •
  The amount of cash that we distribute and the decision to make any distribution is determined by our general partner, taking into consideration the terms of our partnership agreement. Specifically, our general partner will have the authority to establish cash reserves for the prudent conduct of our business and for future cash distributions to our unitholders, and the establishment of or increase in those reserves could result in a reduction in cash distributions from levels we currently anticipate pursuant to our stated cash distribution policy. Any decision to establish cash reserves made by our general partner in good faith will be binding on our unitholders.

  •
  While our partnership agreement requires us to distribute all of our available cash, our partnership agreement, including the provisions requiring us to make cash distributions, may be amended. During the subordination period our partnership agreement may not be amended without the approval of our public common unitholders, except in a limited number of circumstances when our general partner can amend our partnership agreement without any unitholder approval. For a description of these limited circumstances, please read "Our Partnership Agreement—Amendment of Our Partnership Agreement—No Unitholder Approval." However, after the subordination period has ended our partnership agreement may be amended with the consent of our general partner and the approval of a majority of the outstanding common units, including common units owned by our general partner and its affiliates. At the closing of this offering, Lonestar and our management will own our general partner and Lonestar will indirectly own an aggregate of approximately        % of our outstanding common units and subordinated units (excluding common units purchased by officers, directors and prospective directors of our general partner under our directed unit program). Please read "Our Partnership Agreement—Amendment of Our Partnership Agreement."

  •
  Under Section 17-607 of the Delaware Act, we may not make a distribution if the distribution would cause our liabilities to exceed the fair value of our assets.

  •
  We may lack sufficient cash to pay distributions to our unitholders due to cash flow shortfalls attributable to a number of operational, commercial or other factors as well as increases in our operating or general and administrative expenses, principal and interest payments on our debt, tax expenses, working capital requirements and anticipated cash needs. Our distributable cash flow available for distribution to unitholders is directly impacted by our cash expenses necessary to run our business and will be reduced dollar-for-dollar to the extent such uses of cash increase. Please read "Provisions of Our Partnership Agreement Relating to Cash Distributions—Distributions of Available Cash."

  •
  Our ability to make cash distributions to our unitholders depends on the performance of our subsidiaries and their ability to distribute cash to us. The ability of our subsidiaries to make cash distributions to us may be restricted by, among other things, the provisions of future indebtedness, applicable state partnership and limited liability company laws and other laws and regulations.

  •
  If and to the extent our available cash materially declines from quarter to quarter, we may elect to change our current cash distribution policy and reduce the amount of our quarterly distributions in order to service or repay our debt or fund expansion capital expenditures.

        To the extent that our general partner determines not to distribute the full minimum quarterly distribution with respect to any quarter during the subordination period, the common units will accrue an arrearage equal to the difference between the minimum quarterly distribution and the amount of the distribution actually paid with respect to that quarter. The aggregate amount of any such arrearages must be paid on the common units before any distributions of available cash from operating surplus may be made on the subordinated units and before any subordinated units may convert into common units. Any shortfall in the payment of the minimum quarterly distribution with respect to any quarter during the subordination period may decrease the likelihood that our quarterly distribution rate would increase in subsequent quarters. Please read "Provisions of Our Partnership Agreement Relating to Cash Distributions—Subordinated Units and Subordination Period."

  Our Ability to Grow is Dependent on Our Ability to Access External Expansion Capital

        Our partnership agreement requires us to distribute all of our available cash to our unitholders on a quarterly basis. As a result, we expect that we will rely primarily upon external financing sources, including borrowings under our revolving credit facility and the issuance of debt and equity securities, to fund future acquisitions and other expansion capital expenditures. To the extent we are unable to finance growth with external sources of capital, the requirement in our partnership agreement to distribute all of our available cash and our current cash distribution policy will significantly impair our ability to grow. In addition, because we will distribute all of our available cash, our growth may not be as fast as businesses that reinvest all of their available cash to expand ongoing operations. Our revolving credit facility will restrict our ability to incur additional debt, including through the issuance of debt securities. Please read "Risk Factors—Risks Related to Our Business—Restrictions in our revolving credit facility could adversely affect our business, financial condition, results of operations, ability to make distributions to our unitholders and value of our common units." To the extent we issue additional units, the payment of distributions on those additional units may increase the risk that we will be unable to maintain or increase our cash distributions per unit. There are no limitations in our partnership agreement on our ability to issue additional units, including units ranking senior to our common units, and our unitholders will have no preemptive or other rights (solely as a result of their status as unitholders) to purchase any such additional units. If we incur additional debt (under our revolving credit facility or otherwise) to finance our growth strategy, we will have increased interest expense, which in turn will reduce the available cash that we have to distribute to our unitholders. Please read "Risk Factors—Risks Related to Our Business—Debt we may incur in the future could limit our flexibility to obtain financing and to pursue other business opportunities."

Our Minimum Quarterly Distribution

        Upon the consummation of this offering, our partnership agreement will provide for a minimum quarterly distribution of $             per unit for each whole quarter, or $            per unit on an annualized basis. Our ability to make cash distributions at the minimum quarterly distribution rate will be subject to the factors described above under "—General—Limitations on Cash Distributions and Our Ability to Change Our Cash Distribution Policy." Quarterly distributions, if any, will be made within 45 days after the end of each calendar quarter to holders of record on or about the first day of each such month. If the distribution date does not fall on a business day, we will make the distribution on the first business day immediately preceding the indicated distribution date. We do not expect to make distributions for the period that begins on                        , 2013 and ends on the day prior to the closing of this offering other than the distribution to be made to our existing equityholders in connection with the closing of this offering as described in "Prospectus Summary—Recapitalization Transactions and Partnership Structure" and "Use of Proceeds." We will adjust the amount of our first distribution for the period from the closing of this offering through                        , 2013 based on the actual length of the period. The amount of available cash needed to pay the minimum quarterly distribution on all of our common units and subordinated units to be outstanding immediately after this offering for one quarter and on an annualized basis, assuming no exercise by the underwriters of their option to purchase additional common units, is summarized in the following table:

Minimum Quarterly Distributions
	Number of Units	One Quarter	Annualized (Four Quarters)
Common units held by Public		$	$
Common units held by Lonestar
Common units held by Management
Common units held by Other Investors
Common units held by LTIP Participants
Subordinated units held by Lonestar
Subordinated units held by Other Investors
Subordinated units held by Management

Total		$	$

        Our general partner will hold the incentive distribution rights, which entitle the holder to increasing percentages, up to a maximum of 50.0%, of the cash we distribute in excess of $            per unit per quarter.

        During the subordination period, before we make any quarterly distributions to our subordinated unitholders, our common unitholders are entitled to receive payment of the full minimum quarterly distribution for such quarter plus any arrearages in distributions of the minimum quarterly distribution from prior quarters. Please read "Provisions of Our Partnership Agreement Relating to Cash Distributions—Subordinated Units and Subordination Period." We cannot guarantee, however, that we will pay the minimum quarterly distribution on our common units in any quarter.

        Although holders of our common units may pursue judicial action to enforce provisions of our partnership agreement, including those related to requirements to make cash distributions as described above, our partnership agreement provides that any determination made by our general partner in its capacity as our general partner must be made in good faith and that any such determination will not be subject to any other standard imposed by the Delaware Act or any other law, rule or regulation or at equity. Our partnership agreement provides that, in order for a determination by our general partner to be made in "good faith," our general partner must believe that the determination is not adverse to the best interests of our partnership. Please read "Conflicts of Interest and Duties."

        The provision in our partnership agreement requiring us to distribute all of our available cash quarterly may not be modified without amending our partnership agreement; however, as described above, the actual amount of our cash distributions for any quarter is subject to fluctuations based on the amount of cash we generate from our business, the amount of reserves our general partner establishes in accordance with our partnership agreement and the amount of available cash from working capital borrowings.

        Additionally, our general partner may reduce the minimum quarterly distribution and the target distribution levels if legislation is enacted or modified that results in our becoming taxable as a corporation or otherwise subject to taxation as an entity for federal, state or local income tax purposes. In such an event, the minimum quarterly distribution and the target distribution levels may be reduced proportionately by the percentage decrease in our available cash resulting from the estimated tax liability we would incur in the quarter in which such legislation is effective. The minimum quarterly distribution will also be proportionately adjusted in the event of any distribution, combination or subdivision of common units in accordance with the partnership agreement, or in the event of a distribution of available cash from capital surplus. Please read "Provisions of our Partnership Agreement Relating to Cash Distributions—Adjustment to the Minimum Quarterly Distribution and Target Distribution Levels." The minimum quarterly distribution will also automatically be adjusted in connection with the resetting of the target distribution levels related to our general partner's incentive distribution rights. In connection with any such reset, the minimum quarterly distribution will be reset to an amount equal to the average cash distribution amount per common unit for the two quarters immediately preceding the reset. Please read "Provisions of our Partnership Agreement Relating to Cash Distributions—General Partner's Right to Reset Incentive Distribution Levels."

        In the sections that follow, we present in detail the basis for our belief that we will be able to fully fund our annualized minimum quarterly distribution of $            per unit for the twelve months ending June 30, 2014. In those sections, we present two tables:

  •
  "Unaudited Combined Pro Forma Distributable Cash Flow," in which we present the amount of cash we would have had available for distribution on a pro forma basis for the year ended December 31, 2012 and the twelve months ended March 31, 2013, derived from our unaudited pro forma financial data that is included in this prospectus, as adjusted to give pro forma effect to this offering and the related recapitalization transactions; and

  •
  "Estimated Distributable Cash Flow," in which we provide our estimated forecast of our ability to generate sufficient distributable cash flow for us to pay the minimum quarterly distribution on all units for the twelve months ending June 30, 2014.

Unaudited Combined Pro Forma Distributable Cash Flow for the Year Ended December 31, 2012 and the Twelve Months Ended March 31, 2013

        If we had completed this offering and the other transactions contemplated by this prospectus on January 1, 2012, our unaudited combined pro forma distributable cash flow for the year ended December 31, 2012 would have been approximately $29.6 million. This amount would have been sufficient to pay the aggregate minimum quarterly distribution on our common units during that period, but only        % of the aggregate minimum quarterly distribution on our subordinated units during that period. If we had completed this offering and the other transactions contemplated by this prospectus on April 1, 2012, our unaudited combined pro forma distributable cash flow for the twelve months ended March 31, 2013 would have been approximately $31.0 million. This amount would have been sufficient to pay the aggregate minimum quarterly distribution on our common units during that period, but only        % of the aggregate minimum quarterly distribution on our subordinated units during that period.

        Our unaudited combined pro forma distributable cash flow for the year ended December 31, 2012 and the twelve months ended March 31, 2013 takes into account $3.7 million of incremental annual general and administrative expenses that we expect to incur as a result of becoming a publicly traded partnership. This amount is an estimate, and our general partner will ultimately determine the actual amount of these incremental annual general and administrative expenses to be reimbursed by us in accordance with our partnership agreement. Incremental annual general and administrative expenses related to being a publicly traded partnership include expenses associated with annual and quarterly reporting, tax return and Schedule K-1 preparation and distribution expenses, Sarbanes-Oxley compliance expenses, expenses associated with listing on the NYSE, independent auditor fees, legal fees, investor relations expenses, registrar and transfer agent fees, outside director fees and director and officer insurance expenses. These expenses are not reflected in our historical financial statements or our unaudited pro forma consolidated financial statements included elsewhere in this prospectus.

        We based the pro forma adjustments on currently available information and specific estimates and assumptions. The pro forma amounts below do not purport to present our results of operations had this offering been completed as of the date indicated. In addition, distributable cash flow is primarily a cash accounting concept, while our unaudited pro forma consolidated financial statements have been prepared on an accrual basis. As a result, you should view the amount of pro forma distributable cash flow only as a general indication of the amount of distributable cash flow that we might have generated had we completed this offering on the dates indicated.

        The following table illustrates, on a pro forma basis for the year ended December 31, 2012 and the twelve months ended March 31, 2013, the amount of distributable cash flow that would have been available for distribution to our unitholders, assuming that this offering had been completed on January 1, 2012 and April 1, 2012, respectively. Each of the adjustments reflected or presented below is explained in the footnotes to such adjustments.

JP Energy Partners LP

Unaudited Combined Pro Forma Distributable Cash Flow

($ in millions, except per unit data)	Year Ended December 31, 2012			Twelve Months Ended March 31, 2013
Pro forma net income(1)		$5.1			$6.7
Add:
Depreciation and amortization		27.1			28.1
Interest expense(2)		3.6			5.0
Unit-based compensation		2.5			2.5
(Gain) loss on commodity derivative contracts		0.3			(1.0)
Loss on extinguishment of debt		0.5			0.5
Income tax expense(3)		0.3			0.3
Transaction costs		0.1			0.1

Pro forma Adjusted EBITDA(4)		$39.5			$42.2
Less:
Incremental general and administrative expenses of being a publicly traded partnership(5)		$3.7			$3.7
Cash interest paid, net of interest income(6)		3.2			4.6
Cash income tax paid(3)		—			—
Expansion capital expenditures(7)		292.2			289.7
Maintenance capital expenditures(7)		3.0			2.9
Add:
Capital contributions and borrowings to fund expansion capital expenditures		292.2			289.7

Pro forma distributable cash flow		$29.6			$31.0

Implied cash distribution at the minimum quarterly distribution rate:
Annualized minimum quarterly distribution per unit	$			$
Distributions to public common unitholders
Distributions to Lonestar—common units
Distributions to Lonestar—subordinated units
Distributions to Management—common units
Distributions to Management—subordinated units
Distributions to Other Investors—common units
Distributions to Other Investors—subordinated units
Distributions to LTIP participants(8)

Total distributions to unitholders	$			$

Excess (shortfall) of pro forma distributable cash flow over the aggregate annualized minimum quarterly distribution	$			$

Percent of minimum quarterly distribution payable to common unitholders			%			%

Percent of minimum quarterly distribution payable to subordinated unitholders			%			%

(1)
Pro forma net income for the year ended December 31, 2012 gives effect to the pro forma adjustments reflected in our unaudited pro forma combined consolidated financial statements included elsewhere in this prospectus.

(2)
Includes commitment fees on, and the amortization of origination fees incurred in connection with, our amended and restated revolving credit facility.

(3)
Represents a 1.0% state tax on gross margin, which is generally defined as total revenue minus cost of sales, from our operations in Texas.

(4)
Adjusted EBITDA is a financial measure not presented in accordance with GAAP. For a definition of Adjusted EBITDA and a reconciliation to its most directly comparable financial measures calculated in accordance with GAAP, please read "Selected Historical and Pro Forma Combined Consolidated Financial and Operating Data—Non-GAAP Financial Measures," and for a discussion of how we use Adjusted EBITDA to evaluate our operating performance, please read "Management's Discussion and Analysis of Financial Condition and Results of Operations—How We Evaluate Our Operations."

(5)
Represents estimated cash expense associated with being a publicly traded partnership, such as expenses associated with annual and quarterly reporting; tax return and Schedule K-1 preparation and distribution expenses, Sarbanes-Oxley compliance expenses, expenses associated with listing on the NYSE, independent auditor fees, legal fees, investor relations expenses, registrar and transfer agent fees, outside director fees and director and officer insurance expenses.

(6)
Represents "Interest expense" adjusted to exclude amortization of deferred financing fees.

(7)
Historically, we have not made a distinction between maintenance capital expenditures and expansion capital expenditures. Under our partnership agreement, maintenance capital expenditures are capital expenditures made to maintain our operating income or operating capacity, while expansion capital expenditures are capital expenditures that we expect will increase our operating income or operating capacity over the long term. Examples of maintenance capital expenditures are those made to replace partially or fully depreciated assets, to maintain the existing operating capacity of our assets and to extend their useful lives, or other capital expenditures that are incurred in maintaining existing system volumes and related cash flows. In contrast, expansion capital expenditures are those made to acquire additional assets to grow our business, to expand and upgrade our systems and facilities and to construct or acquire similar systems or facilities. For the year ended December 31, 2012, our pro forma capital expenditures inclusive of acquisitions totaled $295.2 million. We estimate that 13% of our non-acquisition related pro forma capital expenditures, or $3.0 million, were maintenance capital expenditures and that 87% of our non-acquisition related pro forma capital expenditures, or $20.0 million, were expansion capital expenditures. Non-acquisition related expansion capital expenditures for the year ended December 31, 2012 primarily consisted of expansion of our fleet of crude oil gathering and transportation trucks, field equipment and information technology equipment. We had approximately $272.2 million of acquisition-related capital expenditures for the year ended December 31, 2012, all of which would have been classified as expansion capital expenditures. For the twelve months ended March 31, 2013, our pro forma capital expenditures inclusive of acquisitions totaled $292.6 million. We estimate that 13% of our non-acquisition related pro forma capital expenditures, or $2.9 million, were maintenance capital expenditures and that 87% of our non-acquisition related pro forma capital expenditures, or $19.3 million, were expansion capital expenditures. Non-acquisition related expansion capital expenditures for the twelve months ended March 31, 2013 primarily consisted of expenses associated with the expansion of our fleet of crude oil gathering and transportation trucks, field equipment and information technology equipment. We had approximately $270.4 million of acquisition-related capital expenditures for the twelve months ended March 31, 2013, all of which would have been classified as expansion capital expenditures. For a discussion of our maintenance capital expenditures and our expansion capital expenditures, please read "Provisions of Our Partnership Agreement Relating to Cash Distributions—Capital Expenditures."

(8)
Assumes that in connection with the closing of this offering, the board of directors of our general partner will grant            to our directors and up to $             million in phantom units with distribution equivalent rights to certain key employees that provide services for us, including executive officers, pursuant to our long-term incentive plan. Please read "Management—2013 Long-Term Incentive Plan."

Estimated Distributable Cash Flow for the Twelve Months Ending June 30, 2014

        We forecast that our estimated distributable cash flow for the twelve months ending June 30, 2014 will be approximately $38.4 million. This amount would exceed by $             million the amount needed to pay the aggregate annualized minimum quarterly distribution of $            on all of our units for the twelve months ending June 30, 2014.

        We have not historically made public projections as to future operations, earnings or other results of our business. However, our management has prepared the forecast of estimated distributable cash flow and related assumptions set forth below to supplement our historical consolidated financial statements and our unaudited pro forma consolidated financial statements in support of our belief that we will generate sufficient cash to pay the aggregate annualized minimum quarterly distribution on all of our units for the twelve months ending June 30, 2014. This forecast is a forward-looking statement and should be read together with the historical consolidated financial statements and the accompanying notes included elsewhere in this prospectus, our unaudited pro forma consolidated financial statements and the accompanying notes included elsewhere in this prospectus, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "—Assumptions and Considerations." The accompanying prospective financial information was not prepared with a view toward complying with the published guidelines of the SEC or guidelines established by the American Institute of Certified Public Accountants with respect to prospective financial information, but, in the view of our management, was prepared on a reasonable basis, reflects the best currently available estimates and judgments, and presents, to the best of management's knowledge and belief, the assumptions on which we base our belief that we will generate sufficient distributable cash flow to pay the aggregate annualized minimum quarterly distribution on all of our units for the twelve months ending June 30, 2014. However, this information is not fact and should not be relied upon as being necessarily indicative of future results, and readers of this prospectus are cautioned not to place undue reliance on the prospective financial information.

        The prospective financial information included in this prospectus has been prepared by, and is the responsibility of, our management. Neither our independent registered public accounting firm, nor any other independent accountants have compiled, examined or performed any procedures with respect to the prospective financial information contained herein, nor have they expressed any opinion or any other form of assurance with respect thereto. The report of our independent registered public accounting firm included in this prospectus relates to our historical consolidated financial statements. It does not extend to the prospective financial information and should not be read to do so.

        When considering our financial forecast, you should keep in mind the risk factors and other cautionary statements under "Risk Factors." Any of the risks discussed in this prospectus, to the extent they are realized, could cause our actual results of operations to vary significantly from those that would enable us to generate our estimated distributable cash flow for the twelve months ending June 30, 2014.

        We do not undertake any obligation to release publicly the results of any future revisions we may make to the financial forecast or to update this financial forecast to reflect events or circumstances after the date of this prospectus. In light of this, the statement that we believe we will have sufficient distributable cash to allow us to pay the aggregate annualized minimum quarterly distribution on all of our units for the twelve months ending June 30, 2014 should not be regarded as a representation by us, the underwriters or any other person that we will make such distribution. Therefore, you are cautioned not to place undue reliance on this information.

JP Energy Partners LP

Estimated Distributable Cash Flow

	Three Months Ending
($ in millions, except per unit amounts)	September 30, 2013	December 31, 2013	March 31, 2014	June 30, 2014	Twelve Months Ending June 30, 2014
Revenues:
Crude oil storage, gathering and transportation	$14.5	$15.5	$15.9	$16.8	$62.7
Refined products terminaling and storage	5.7	7.4	9.1	7.0	29.2
NGL distribution and sales	41.7	50.3	55.0	53.3	200.3

Total operating revenue	$61.9	$73.2	$80.0	$77.1	$292.2
Operating expenses:
Cost of sales	$32.9	$40.6	$43.6	$40.5	$157.6
Operating expense	12.4	12.2	12.9	15.8	53.3
General and administrative(1)	7.6	7.8	7.8	8.2	31.4
Depreciation and amortization	7.8	7.9	8.0	8.2	31.9

Total operating expenses	$60.7	$68.5	$72.3	$72.7	$274.2

Operating income	$1.2	$4.7	$7.7	$4.4	$18.0
Interest expense(2)	1.0	1.2	1.2	1.3	4.7
Income tax expense(3)	—	0.1	0.1	0.1	0.3

Net income	$0.2	$3.4	$6.4	$3.0	$13.0
Add:
Depreciation and amortization	$7.8	$7.9	$8.0	$8.2	$31.9
Interest expense, net(2)	1.0	1.2	1.2	1.3	4.7
Income tax expense(3)	—	0.1	0.1	0.1	0.3
Non-cash charges	—	—	—	—	—

Adjusted EBITDA(4)	$9.0	$12.6	$15.7	$12.6	$49.9
Less:
Cash interest paid, net of interest income(5)	$1.0	1.2	1.2	1.3	4.7
Expansion capital expenditures(6)	9.4	13.7	9.5	9.6	42.2
Maintenance capital expenditures(6)	1.5	1.1	1.9	2.0	6.5
Income tax expense(3)	—	0.1	0.1	0.1	0.3
Add:
Borrowings to fund expansion capital expenditures	9.4	13.7	9.5	9.6	42.2

Estimated distributable cash flow	$6.5	$10.2	$12.5	$9.2	$38.4
Implied cash distribution at the minimum quarterly distribution rate:
Annualized minimum quarterly distribution per unit
Distributions to public common unitholders
Distributions to Lonestar—common units
Distributions to Lonestar—subordinated units
Distributions to Management—common units
Distributions to Management—subordinated units
Distributions to Other Investors—common units
Distributions to Other Investors—subordinated units
Distributions to LTIP participants(7)
Total distributions to unitholders
Excess (shortfall) of distributable cash flow over the aggregate annualized minimum quarterly distribution
Percent of minimum quarterly distribution payable to common unitholders
Percent of minimum quarterly distribution payable to subordinated unitholders

(1)
Includes estimated annual incremental cash expense associated with being a publicly traded partnership of approximately $3.7 million, including costs associated with SEC reporting requirements, tax return and Schedule K-1 preparation and distribution, independent audit fees, legal fees, investor relations, Sarbanes-Oxley compliance, stock exchange listing, register and transfer agent fees, incremental officer and director liability expenses and director compensation.

(2)
Assumes an aggregate of $124.8 million of average borrowings over the twelve months ending June 30, 2014, consisting of (i) approximately $110.0 million of our existing debt that will remain outstanding and bear interest at a weighted-average rate of approximately 3.0% and (ii) approximately $14.8 million to fund our anticipated expansion capital expenditures to be borrowed under our amended and restated credit facility, with an estimated weighted-average interest rate of 3.0%. These rates are based on a forecast of LIBOR and prime rates during the period. The $4.7 million of interest expense that we expect to incur during the twelve months ending June 30, 2014 relates primarily to $3.7 million of interest expense on our expected credit facility balance, $0.7 million of commission fees, and $0.3 million in interest expense related to the assumption of debt in connection with an acquisition in the third quarter of 2012.

(3)
Represents a 1.0% state tax on gross margin, which is generally defined as total revenue minus cost of sales, from our operations in Texas.

(4)
Adjusted EBITDA is a financial measure not presented in accordance with GAAP. For a definition of Adjusted EBITDA and a reconciliation to its most directly comparable financial measures calculated in accordance with GAAP, please read "Selected Historical and Pro Forma Combined Consolidated Financial and Operating Data—Non-GAAP Financial Measures," and for a discussion of how we use Adjusted EBITDA to evaluate our operating performance, please read "Management's Discussion and Analysis of Financial Condition and Results of Operations—How We Evaluate Our Operations."

(5)
Represents "Interest expense" adjusted to exclude amortization of deferred financing fees.

(6)
Historically, we have not made a distinction between maintenance capital expenditures and expansion capital expenditures. Under our partnership agreement, maintenance capital expenditures are capital expenditures made to maintain our operating income or operating capacity, while expansion capital expenditures are capital expenditures that we expect will increase our operating income or operating capacity over the long term. Examples of maintenance capital expenditures are those made to replace partially or fully depreciated assets, to maintain the existing operating capacity of our assets and to extend their useful lives, or other capital expenditures that are incurred in maintaining existing system volumes and related cash flows. In contrast, expansion capital expenditures are those made to acquire additional assets to grow our business, to expand and upgrade our systems and facilities and to construct or acquire similar systems or facilities. For a discussion of our maintenance capital expenditures and our expansion capital expenditures, please read "Provisions of Our Partnership Agreement Relating to Cash Distributions—Capital Expenditures."

(7)
Assumes that in connection with the closing of this offering, the board of directors of our general partner will grant                        to our directors and up to $             million in phantom units with distribution equivalent rights to certain key employees that provide services for us, including executive officers, pursuant to our long-term incentive plan. Please read "Management—2013 Long-Term Incentive Plan."

Assumptions and Considerations

        Based on a number of specific assumptions, we believe our estimated distributable cash flow for the twelve months ending June 30, 2014 will be $38.4 million, compared to $29.6 million during the pro forma year ended December 31, 2012 and $31.0 million during the pro forma twelve months ended March 31, 2013. Because we believe it is not reasonably possible to forecast gains or losses on commodity derivative contracts and selected charges or any unusual or non-recurring costs or gains for future periods, we have assumed none for the twelve months ending June 30, 2014. Our estimate does not assume any incremental revenues, expenses or other costs associated with acquisitions of businesses, but does include identified organic growth opportunities as described below.

  General Considerations

        Substantially all of the anticipated increase in our estimated distributable cash flow for the twelve months ending June 30, 2014, compared to the pro forma year ended December 31, 2012 and the pro forma twelve months ended March 31, 2013, is attributable to lower outstanding debt balances and the following organic growth projects:

  •
  our purchase of 23 new crude oil gathering and transportation trucks and increased utilization of our existing fleet to take advantage of incremental gathering opportunities;

  •
  the addition of at-the-rack ethanol blending capabilities at both of our refined products terminals;

  •
  the addition of vapor recovery units at both of our refined products terminals; and

  •
  the expansion of our cylinder exchange business into all 48 states in the continental United States, from the current 43, through the construction of two new production facilities and associated distribution depots in Arizona, California, Nevada, Oregon and Utah and the procurement of additional related sales contracts.

        While the assumptions disclosed in this prospectus are not all-inclusive, the assumptions listed are those that we believe are significant to our forecasted results of operations and any assumptions not discussed below were not deemed significant. We believe our actual results of operations will approximate those reflected in our forecast, but we can give no assurance that our forecasted results will be achieved. There likely will be differences between our forecast and our actual results and those differences could be material. If the forecast is not achieved, we may not be able to make distributions on our units at the minimum quarterly distribution rate or at all.

  Sensitivity Analysis

        If all other assumptions are held constant:

  •
  a 5.0% increase or decrease in the price of crude oil above or below forecasted levels would result in no change in distributable cash flow;

  •
  a 5.0% increase or decrease in the price of refined products, such as gasoline and diesel, above or below forecasted levels would result in a $0.5 million increase or $0.5 million decrease in distributable cash flow, respectively; and

  •
  a 5.0% increase or decrease in the price of propane above or below forecasted levels would result in a $0.1 million increase or $0.1 million decrease in distributable cash flow, respectively.

  Total Revenues

        We estimate that we will generate revenues of $292.2 million for the twelve months ending June 30, 2014, compared to $227.5 million for the pro forma year ended December 31, 2012 and $234.6 million for the pro forma twelve months ended March 31, 2013. Our forecasted volumes have been estimated for each of our segments by reference to pro forma historical volumes and take into consideration contracts with our affiliates and third parties, as well as our organic growth initiatives. Our estimated total revenues assume a consistent renewal rate by our customers with respect to these contracts.

        The following table compares segment forecasted volumes, capacity and NGL product sales for the twelve months ending June 30, 2014 to pro forma historical volumes, capacity and NGL product sales for the pro forma year ended December 31, 2012 and twelve months ended March 31, 2013.

	Pro Forma		Forecasted
	Year Ended December 31, 2012	Twelve Months Ended March 31, 2013	Twelve Months Ending June 30, 2014
Crude oil storage, gathering and transportation:
Storage capacity (Bbl)	3,000,000	3,000,000	3,000,000
Storage capacity contracted	100%	100%	100%
Average barrels transported per day(1)	24,161	22,336	33,426
Transportation vehicles owned (average during period)	73	78	102
Average barrels transported per truck per day	334	290	329
Refined products:
Average daily throughput (gallons per day)	2,748,560	2,761,654	2,814,000
NGL distribution and sales:
Cylinders exchanged (in millions)	4.2	4.2	5.9
Propane gallons sold (in thousands)(2)	37,168	42,541	56,264
Other gallons sold (in thousands)(3)	11,100	11,523	11,212
Total states with operations (end of period)(4)	44	44	48

(1)
Excludes volumes hauled by third parties under our direction.

(2)
Includes gallons of propane sold in our retail, commercial and wholesale NGL sales business and in our cylinder exchange business.

(3)
Includes butane, gasoline and diesel gallons sold primarily to our oilfield services and agricultural customers.

(4)
As of December 31, 2012 and March 31, 2013, our cylinder exchange business operated in 43 states. Our retail, commercial and wholesale NGL sales business operated in five states, four of which overlap with the footprint of our cylinder exchange business.

  Crude Oil Storage, Gathering and Transportation

        We estimate that $62.7 million of our total revenues will be generated from our crude oil storage, gathering and transportation segment for the twelve months ending June 30, 2014, compared to approximately $52.4 million for the pro forma year ended December 31, 2012 and $51.5 million for the pro forma twelve months ended March 31, 2013. Of the total forecasted revenues for this segment, $61.3 million, or 98%, relate to contracted revenues.

        The following table compares our total crude oil storage, gathering and transportation revenues for the periods indicated.

	Pro Forma		Forecasted
($ in millions, unless otherwise noted)	Year Ended December 31, 2012	Twelve Months Ended March 31, 2013	Twelve Months Ending June 30, 2014
Crude oil revenues:
Storage	$14.4	$14.4	$14.4
Gathering and transportation	38.0	37.1	48.3

Total	$52.4	$51.5	$62.7
Storage (revenue per barrel of shell capacity per month)	$0.40	$0.40	$0.40
Gathering and transportation (revenues per barrel)	$4.26	$4.49	$3.95	(1)
Average barrels transported per truck per day	334	290	329

(1)
Assumes limited long-haul transportation activity, which we defined as transports of 200 miles or more, compared to the pro forma twelve months ended March 31, 2013. The revenue per barrel generated for the pro forma twelve months ended March 31, 2013 was higher than the pro forma year ended December 31, 2012 or our forecast period because of longer hauls in the first quarter of 2013.

        Crude oil storage.    We estimate that total revenues attributable to our crude oil storage business will be $14.4 million, or $0.40 per barrel of shell capacity per month, for the twelve months ending June 30, 2014, compared to $14.4 million, or $0.40 per barrel of shell capacity per month, for the pro forma year ended December 31, 2012 and $14.4 million, or $0.40 per barrel of shell capacity per month, for the pro forma twelve months ended March 31, 2013. Our forecast assumes that our fee per barrel of shell capacity, as well as the total shell capacity, remains constant throughout the twelve months ending June 30, 2014. As of December 31, 2012 and March 31, 2013, 100% of the storage capacity at our crude oil storage facility in Cushing, Oklahoma was contracted under a long-term contract with one customer, and we expect all of the storage capacity to remain committed under this contract throughout the twelve months ending June 30, 2014.

        Crude oil gathering and transportation.    We estimate that total revenues attributable to our crude oil gathering and transportation business will be $48.3 million, or $3.95 per barrel, for the twelve months ending June 30, 2014, compared to $38.0 million, or $4.26 per barrel, for the pro forma year ended December 31, 2012 and $37.1 million, or $4.49 per barrel, for the pro forma twelve months ended March 31, 2013. Our forecast assumes a fee charged per barrel based on the total miles transported, usually from the wellhead to the desired destination. The fee per mile assumed for the twelve months ending June 30, 2014 is consistent with the fee charged in the pro forma year ended December 31, 2012 and the twelve months ended March 31, 2013. The revenue per barrel transported for the pro forma twelve months ended March 31, 2013 was higher than normal due to atypical long-haul transportation activity in the first quarter of 2013 compared to the historical distances over which we typically transport crude oil volumes.

        The anticipated increase in revenues for the twelve months ending June 30, 2014 relates primarily to higher anticipated gathering and transportation volumes due to increased production in the areas we serve which we anticipate as a result of industry trends and because of partial dedication commitments by our producer customers under certain of our long-term agreements. Moreover, we expect to meet the anticipated increase in transportation volumes through our purchase of 23 new crude oil gathering and transportation trucks during the twelve months ending June 30, 2014, as well as through increased utilization of our existing fleet. We also believe that we will be able to increase the average number of barrels transported per truck per day from approximately 290 barrels per day for the pro forma twelve months ended March 31, 2013 to approximately 329 barrels per day during the twelve months ending June 30, 2014, which is in line with the average of approximately 334 barrels per day during the pro forma year ended December 31, 2012. This anticipated increase is a result of our relationships with our customers and the utilization of our proprietary CAST software.

  Refined Products Terminaling and Storage

        We estimate that $29.2 million of our total revenues, or $0.028 per gallon of throughput, will be generated from our refined products terminaling and storage segment for the twelve months ending June 30, 2014, compared to approximately $23.1 million, or $0.023 per gallon of throughput, for the pro forma year ended December 31, 2012 and $24.9 million, or $0.025 per gallon of throughput, for the pro forma twelve months ended March 31, 2013. During the twelve months ending June 30, 2014, we estimate that our terminaling throughput will be 2.8 million gallons per day, which is consistent with the pro forma year ended December 31, 2012 and the pro forma twelve months ended March 31, 2013.

        The following table compares our total refined products terminaling and storage revenues for the periods indicated.

	Pro Forma		Forecasted
($ in millions, unless otherwise noted)	Year Ended December 31, 2012	Twelve Months Ended March 31, 2013	Twelve Months Ending June 30, 2014
Refined products terminaling and storage revenues	$23.1	$24.9	$29.2
Revenues per gallon	$0.023	$0.025	$0.028
Throughput (MMgal/d)	2.7	2.8	2.8

        The anticipated increase in revenues for the twelve months ending June 30, 2014 compared to the pro forma year ended December 31, 2012 and the pro forma twelve months ended March 31, 2013 primarily relates to revenues we expect to generate from our planned expansion capital projects. We intend to add ethanol blending capabilities and install vapor recovery units at both of our refined products terminals. Adding ethanol blending capabilities will provide us with the ability to increase the refined products volumes that we can sell. Installing vapor recovery units will allow us to recover vapors from the truck loading rack and condense those vapors to liquids, thereby protecting air quality and recovering gasoline product, which we can also sell. As a result of these organic growth initiatives, our forecast assumes an increase in revenues of $2.2 million and $0.9 million related to our ethanol blending and vapor recovery, respectively, compared to each of the pro forma year ended December 31, 2012 and the pro forma twelve months ended March 31, 2013. The remaining increase in revenues of $3.0 million and $1.2 million compared to the pro forma year ended December 31, 2012 and the pro forma twelve months ended March 31, 2013, respectively, is due to an anticipated increase in product sales revenue.

  NGL Distribution and Sales

        We estimate that $200.3 million of our total revenues, or $2.97 per gallons sold, will be generated in our NGL distribution and sales segment for the twelve months ending June 30, 2014, compared to approximately $152.0 million, or $2.92 per gallon of NGL sold, for the pro forma year ended December 31, 2012 and $158.2 million, or $2.69 per gallon of NGL sold, for the pro forma twelve months ended March 31, 2013. We expect an increase in average revenue per gallon sold for the twelve months ending June 30, 2014 compared to the prior periods because of an anticipated increase in the price of other refined products sold, including diesel, partially offset by a decrease in the sales price of propane compared to the year ended December 31, 2012.

        The following table compares our total NGL distribution and sales revenues for the periods indicated.

	Pro Forma		Forecasted
($ in millions, unless otherwise noted)	Year Ended December 31, 2012	Twelve Months Ended March 31, 2013	Twelve Months Ending June 30, 2014
NGL distribution and sales revenues:
Cylinder exchange	$57.8	$57.1	$77.9
Retail, commercial and wholesale NGL sales(1)	94.2	101.1	122.4

Total	$152.0	$158.2	$200.3
Average revenue per propane gallon sold	$2.65	$2.46	$2.58
Average revenue per other gallon sold(1)	3.81	3.53	4.09
Average total revenue per total gallons sold	2.92	2.69	2.97

(1)
Includes butane, gasoline and diesel gallons sold primarily to our oilfield services and agricultural customers.

        Our forecast assumes that the volume of NGLs sold increases by 19.2 million gallons, or 39.8%, compared to the pro forma year ended December 31, 2012 and 13.4 million gallons, or 24.8%, compared to the pro forma twelve months ended March 31, 2013, due to increased activity from our cylinder exchange distribution network related to our Western expansion. We are actively expanding our cylinder exchange business to Arizona, California, Nevada, Oregon and Utah through the construction of two new production facilities and associated distribution depots. This expansion will allow us to serve all 48 states in the continental United States, and we believe that it will give us the capability to compete for and secure new large-volume national customer accounts. In addition to the Western expansion, our pro forma results for the year ended December 31, 2012 and the twelve months ended March 31, 2013 do not include a full year of volumes for three NGL acquisitions made during 2012, two of which occurred on December 31, 2012.

        Seasonality.    We believe that the combination of our winter-weighted retail, commercial and wholesale NGL sales business with our higher-margin, summer-weighted cylinder exchange business reduces overall seasonal fluctuations in volumes and financial results. We estimate that for the twelve months ending June 30, 2014, our NGL distribution and sales segment will record 52.6% of its revenues in the first and fourth calendar quarters and 47.4% of its revenues in the second and third calendar quarters. By comparison, for the pro forma year ended December 31, 2012 and the pro forma twelve months ended March 31, 2013, approximately 52.7% and 54.5%, respectively, of revenues in our NGL distribution and sales segment were generated in the first and fourth calendar quarters and approximately 47.3% and 45.5%, respectively, of revenues in our NGL distribution and sales segment were generated in the second and third calendar quarters. The increase in the percentage of revenues generated in our NGL distribution and sales segment in the first and fourth calendar quarters of the twelve months ending June 30, 2014 and the corresponding decrease in the percentage of revenues generated in the second and third calendar quarters of such period in comparison to the pro forma year ended December 31, 2012 and the pro forma twelve months ended March 31, 2013 is due to an anticipated increase in our higher-margin, summer-weighted cylinder exchange business. We also expect the impact of seasonality to be mitigated by non-heating related demand throughout the year for power generation for oilfield services and for industrial applications.

  Cost of Sales

        We estimate that cost of sales for the twelve months ending June 30, 2014 will be $157.6 million, compared to $122.6 million for the pro forma year ended December 31, 2012 and $121.9 million for the pro forma twelve months ended March 31, 2013. The anticipated increase in costs of sales in our crude oil storage, gathering and transportation segment for the twelve months ending June 30, 2014 is primarily due to $2.7 million in additional expenses associated with the 23 new crude oil gathering and transportation trucks that we plan to acquire during the twelve months ending June 30, 2014. Cost of sales in our refined products terminals segment primarily includes the cost of butane and other additives used in our blending services. For the twelve months ending June 30, 2014, cost of sales in our refined products terminaling and storage segment is expected to increase by $2.1 million compared to the pro forma year ended December 31, 2012 and to increase by $0.3 million compared to the pro forma twelve months ended March 31, 2013, as a result of increased volumes. Cost of sales in our NGL distribution and sales segment primarily includes NGL products which are purchased for eventual sale to our retail, commercial and wholesale NGL sales customers or which are used in our cylinder exchange business and associated transportation costs. For the twelve months ending June 30, 2014, cost of sales in our NGL distribution and sales segment is expected to increase by $31.1 million compared to the pro forma year ended December 31, 2012 and to increase by $32.3 million compared to the pro forma twelve months ended March 31, 2013, as a result of increased sales volumes. We have assumed that the cost of sales in this segment on a per unit or per gallon basis, as applicable, will result in margins greater than those we experienced in the pro forma twelve months ended March 31, 2013 due to the anticipated increase in sales in our higher-margin cylinder exchange business.

  Operating Expenses

        Our operating expense includes payroll, wages, utility costs, fleet costs, repairs and maintenance costs, rent, fuel, insurance premiums, taxes and other operating costs. We estimate that operating expense for the twelve months ending June 30, 2014 will be $53.3 million, compared to $43.2 million for the pro forma year ended December 31, 2012 and $42.7 million for the pro forma twelve months ended March 31, 2013. For the twelve months ending June 30, 2014 operating expense in our NGL distribution and sales segment is expected to increase by $10.0 million compared to the pro forma year ended December 31, 2012 and to increase by $10.5 million compared to the pro forma twelve months ended March 31, 2013 as a result of organic growth projects in our cylinder exchange business. In addition, our pro forma results for the year ended December 31, 2012 and the twelve months ended March 31, 2013 do not include a full year of expense for three NGL acquisitions made during 2012, two of which occurred on December 31, 2012. For the twelve months ending June 30, 2014 operating expense in our crude oil storage, gathering and transportation segment is expected to increase by $2.3 million compared to the pro forma year ended December 31, 2012 and to increase by $2.2 million compared to the pro forma twelve months ended March 31, 2013, as a result of increased transported barrels due to the addition of 23 new crude oil gathering and transportation trucks as well as the increased utilization of our existing fleet.

  General and Administrative Expense

        Our general and administrative expense includes payroll and office expenses, professional fees and insurance costs. We estimate that general and administrative expense for the twelve months ending June 30, 2014 will be $31.4 million, compared to $24.3 million for the pro forma year ended December 31, 2012 and $28.7 million for the pro forma twelve months ended March 31, 2013. The anticipated $7.1 million increase in general and administrative expense compared to the pro forma year ended December 31, 2012 relates primarily to $3.7 million of incremental expenses of being a publicly traded partnership, which includes costs associated with annual and quarterly reporting, tax return and Schedule K-1 preparation and distribution expenses, Sarbanes-Oxley compliance expenses, expenses associated with listing on the NYSE, independent auditor fees, legal fees, investor relations expenses, registrar and transfer agent fees, outside director fees and director and officer insurance expense. The remaining $3.4 million increase is attributed to three NGL acquisitions made in 2012 that were not included in our pro forma results. The anticipated $2.7 million increase compared to the pro forma twelve months ended March 31, 2013 is primarily related to the additional $3.7 million of incremental expense of being a publicly traded partnership offset by $1.0 million in synergies that we expect to realize.

  Adjusted EBITDA

        We estimate that Adjusted EBITDA for the twelve month period ending June 30, 2014 will be $49.9 million, compared to $39.5 million for the pro forma year ended December 31, 2012 and $42.2 million for the pro forma twelve months ended March 31, 2013. We use Adjusted EBITDA in our segment analysis because it is an important supplemental measure of our performance.

        The anticipated increase in Adjusted EBITDA is primarily attributed to items previously discussed and is provided on a segment basis in the table below.

	Pro Forma	Pro Forma	Forecasted
($ in millions)	Year Ended December 31, 2012	Twelve Months Ended March 31, 2013	Twelve Months Ending June 30, 2014
Crude oil storage, gathering and transportation	$14.6	$14.9	$22.0
Refined products terminaling and storage	16.5	16.3	19.8
NGL distribution and sales	16.8	21.5	21.5
Public partnership general and administrative expenses(1)	—	—	(3.7)
Other(2)	(8.4)	(10.5)	(9.7)

Total Adjusted EBITDA(3)	$39.5	$42.2	$49.9

(1)
Incremental general and administrative expenses that we expect to incur as a result of becoming a publicly traded partnership are not included in our Adjusted EBITDA for the pro forma periods but are included for the forecast period.

(2)
Includes general partnership expenses associated with managing all reportable segments.

(3)
Adjusted EBITDA is a financial measure not presented in accordance with GAAP. For a definition of Adjusted EBITDA and a reconciliation to its most directly comparable financial measures calculated in accordance with GAAP, please read "Selected Historical and Pro Forma Combined Consolidated Financial and Operating Data—Non-GAAP Financial Measures," and for a discussion of how we use Adjusted EBITDA to evaluate our operating performance, please read "Management's Discussion and Analysis of Financial Condition and Results of Operations—How We Evaluate Our Operations."

  Depreciation and Amortization Expense

        We estimate that depreciation and amortization expense for the twelve months ending June 30, 2014 will be $31.9 million, compared to $27.1 million for the pro forma year ended December 31, 2012 and $28.1 million for the pro forma twelve months ended March 31, 2013. Estimated depreciation and amortization expense reflects management's estimates, which are based on consistent average depreciable asset lives and depreciation methodologies. The increase in depreciation and amortization expense is primarily attributable to our expected increase in maintenance capital expenditures and expansion capital expenditures during the twelve months ending June 30, 2014.

  Capital Expenditures

        We estimate that total non-acquisition related capital expenditures for the twelve months ending June 30, 2014 will be $48.7 million, compared to non-acquisition related capital expenditures of

$23.0 million for the pro forma year ended December 31, 2012 and $22.2 million for the pro forma twelve months ended March 31, 2013. For the pro forma year ended December 31, 2012 approximately $272.2 million of our total capital expenditures was related to the acquisitions completed in the year ended December 31, 2012.

        Maintenance capital expenditures.    We estimate that we will spend $6.5 million on maintenance capital expenditures for the twelve months ending June 30, 2014, compared to $3.0 million spent during the year ended December 31, 2012 and $2.9 million during the twelve months ended March 31, 2013. The types of maintenance capital expenditures that we expect to incur include vehicle replacement costs for our crude oil service fleet, repairs to our NGL customer service centers, replacement and tank maintenance for our cylinder exchange business and replacement of rack loading equipment at our refined products terminals. For a discussion of our maintenance capital expenditures, please read "Provisions of Our Partnership Agreement Relating to Cash Distributions—Capital Expenditures."

        Expansion capital expenditures.    We estimate that we will spend $42.2 million for expansion capital expenditures for the twelve months ending June 30, 2014, compared to $20.0 million for the year ended December 31, 2012 and $19.3 million for the twelve months ended March 31, 2013. Our planned capital expenditures relate primarily to the following, all of which will be funded by borrowings under our revolving credit facility:

  •
  The acquisition of 23 new crude oil gathering and transportation trucks to take advantage of incremental gathering opportunities in the Bakken shale, Eagle Ford shale, Mississippian Lime play, Granite Wash play and Permian Basin. This growth project is expected to cost $4.3 million and we anticipate it will be completed by the second quarter of 2014.

  •
  The addition of at-the-rack ethanol blending units at both of our refined products terminals. This growth project is expected to cost $1.5 million and we anticipate it will be completed by the first quarter of 2014.

  •
  The addition of vapor recovery units at both of our refined products terminals to recover vapors from the truck loading rack and condensate such vapors to liquids, thereby protecting air quality and recovering gasoline product. This growth project is expected to cost $2.3 million and we anticipate it will be completed by the first quarter of 2014.

  •
  The expansion of our cylinder exchange business into all 48 states in the continental United States, from the current 43, through the construction of two new production facilities and associated distribution depots in Arizona, California, Nevada, Oregon and Utah. We expect this project to cost $29.5 million during the twelve months ending June 30, 2014 and to be completed by the second quarter of 2014.

        For a discussion of our expansion capital expenditures, please read "Provisions of Our Partnership Agreement Relating to Cash Distributions—Capital Expenditures."

  Financing

        Cash and indebtedness.    Upon the completion of this offering and after using the net proceeds from this offering to repay amounts outstanding under our revolving credit facility as described in "Use of Proceeds," we expect to have $97.5 million of outstanding indebtedness under our revolving credit facility, with available capacity of approximately $202.5 million. At the closing of this offering, we expect that our revolving credit facility will be amended to contain an accordion feature that will allow us to increase the borrowing capacity under our revolving credit facility from $200 million to $300 million, realize lower pricing and benefit from less restrictive covenants. Please read "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Revolving Credit Facility."

        We expect that our future sources of liquidity, including cash flow from operations and available borrowing capacity under our amended and restated revolving credit facility, will be sufficient to fund future capital expenditures. We do not expect to make any debt principal repayment related to our revolving credit facility during the twelve months ending June 30, 2014.

        Interest expense.    Our average borrowings for the twelve months ending June 30, 2014 are expected to be approximately $124.8 million, consisting of (i) approximately $110.0 million of our existing debt that will remain outstanding and bear interest at an estimated weighted-average rate of 3.00% and (ii) approximately $14.8 million to fund anticipated expansion capital expenditures borrowed under our revolving credit facility with an estimated weighted-average interest rate of 3.00%. Accordingly, we expect to incur $4.7 million of interest expense during the twelve months ending June 30, 2014. The $4.7 million of interest expense relates primarily to $3.7 million of interest expense on our expected credit facility balance, $0.7 million of commission fees, and $0.3 million in interest expense related to the assumption of debt in connection with an acquisition in the third quarter of 2012.

  Regulatory, Industry, Economic and Other Factors

        Our forecast for the twelve month period ending June 30, 2014, is based on the following significant assumptions related to regulatory, industry and economic factors:

  •
  there will not be any new federal, state or local regulation of any of the businesses we operate, or any new interpretation of existing regulations, that will be materially adverse to our business;

  •
  there will not be any major adverse change in the midstream energy sector, any of the businesses we operate, commodity prices, capital or insurance markets or general economic conditions;

  •
  there will not be any material accidents, weather-related incidents, unscheduled downtime or similar unanticipated events with respect to our facilities or those of third parties on which we depend;

  •
  we will not make any acquisitions or other significant expansion capital expenditures (other than as described above); and

  •
  market, insurance and overall economic conditions will not change substantially.

PROVISIONS OF OUR PARTNERSHIP AGREEMENT RELATING TO CASH DISTRIBUTIONS

        Set forth below is a summary of the significant provisions of our partnership agreement that relate to cash distributions.

Distributions of Available Cash

  General

        Our partnership agreement requires that, within 45 days after the end of each quarter, beginning with the quarter ending                         , 2013 we distribute all of our available cash to unitholders of record on the applicable record date. We will adjust the amount of our distribution for the period from the completion of this offering through                        , 2013 based on the actual length of the period.

  Definition of Available Cash

        Available cash generally means, for any quarter, all cash and cash equivalents on hand at the end of that quarter:

  •
  less, the amount of cash reserves established by our general partner to:

  •
  provide for the proper conduct of our business (including reserves for our future capital expenditures and anticipated future debt service requirements);

  •
  comply with applicable law, any of our debt instruments or other agreements; or

  •
  provide funds for distributions to our unitholders and to our general partner for any one or more of the next four quarters (provided that our general partner may not establish cash reserves for distributions if the effect of the establishment of such reserves will prevent us from distributing the minimum quarterly distribution on all common units and any cumulative arrearages on such common units for the current quarter);

  •
  plus, if our general partner so determines, all or any portion of the cash on hand on the date of determination of available cash for the quarter resulting from working capital borrowings made subsequent to the end of such quarter.

        The purpose and effect of the last bullet point above is to allow our general partner, if it so decides, to use cash from working capital borrowings made after the end of the quarter but on or before the date of determination of available cash for that quarter to pay distributions to unitholders. Under our partnership agreement, working capital borrowings are generally borrowings that are made under a credit facility, commercial paper facility or similar financing arrangement, and in all cases are used solely for working capital purposes or to pay distributions to partners and with the intent of the borrower to repay such borrowings within twelve months with funds other than from additional working capital borrowings.

  Intent to Distribute the Minimum Quarterly Distribution

        Under our current cash distribution policy, we intend to make a minimum quarterly distribution to the holders of our common units and subordinated units of $            per unit, or $            per unit on an annualized basis, to the extent we have sufficient cash from our operations after the establishment of cash reserves and the payment of costs and expenses, including reimbursements of expenses to our general partner. However, there is no guarantee that we will pay the minimum quarterly distribution on our units in any quarter. The amount of distributions paid under our policy and the decision to make any distribution is determined by our general partner, taking into consideration the terms of our partnership agreement. Please read "Management's Discussion and Analysis of Financial Condition and

Results of Operations—Liquidity and Capital Resources—Revolving Credit Facility" for a discussion of the restrictions included in our revolving credit facility that may restrict our ability to make distributions.

  General Partner Interest and Incentive Distribution Rights

        Initially, our general partner will own a non-economic general partner interest. Our general partner holds incentive distribution rights that will entitle it to receive increasing percentages, up to a maximum of 50.0%, of the cash we distribute from operating surplus (as defined below) in excess of $             per unit per quarter. The maximum distribution of 50.0% does not include any distributions that our general partner or its affiliates may receive on common or subordinated units that they own. Please read "—General Partner Interest and Incentive Distribution Rights" for additional information.

Operating Surplus and Capital Surplus

  General

        All cash distributed to unitholders will be characterized as either being paid from "operating surplus" or "capital surplus." We treat distributions of available cash from operating surplus differently than distributions of available cash from capital surplus.

  Operating Surplus

        We define operating surplus as:

  •
  $             million (as described below); plus

  •
  all of our cash receipts after the closing of this offering, excluding cash from interim capital transactions (as defined below), provided that cash receipts from the termination of a commodity hedge or interest rate hedge prior to its specified termination date shall be included in operating surplus in equal quarterly installments over the remaining scheduled life of such commodity hedge or interest rate hedge; plus

  •
  working capital borrowings made after the end of a quarter but on or before the date of determination of operating surplus for that quarter; plus

  •
  cash distributions (including incremental distributions on incentive distribution rights) paid in respect of equity issued, other than equity issued in this offering, to finance all or a portion of expansion capital expenditures in respect of the period from the date that we enter into a binding obligation to commence the construction, development, replacement, improvement or expansion of a capital asset and ending on the earlier to occur of the date the capital asset commences commercial service and the date that it is abandoned or disposed of; less

  •
  all of our operating expenditures (as defined below) after the closing of this offering; less

  •
  the amount of cash reserves established by our general partner to provide funds for future operating expenditures; less

  •
  all working capital borrowings not repaid within twelve months after having been incurred, or repaid within such 12-month period with the proceeds of additional working capital borrowings.

        As described above, operating surplus does not reflect actual cash on hand that is available for distribution to our unitholders and is not limited to cash generated by operations. For example, it includes a provision that will enable us, if we choose, to distribute as operating surplus up to $             million of cash we receive in the future from non-operating sources such as asset sales, issuances of securities and long-term borrowings that would otherwise be distributed as capital surplus.

In addition, the effect of including, as described above, certain cash distributions on equity interests in operating surplus will be to increase operating surplus by the amount of any such cash distributions. As a result, we may also distribute as operating surplus up to the amount of any such cash that we receive from non-operating sources.

        The proceeds of working capital borrowings increase operating surplus and repayments of working capital borrowings are generally operating expenditures (as described below) and thus reduce operating surplus when repayments are made. However, if working capital borrowings, which increase operating surplus, are not repaid during the twelve month period following the borrowing, they will be deemed repaid at the end of such period, thus decreasing operating surplus at such time. When such working capital borrowings are in fact repaid, they will not be treated as a further reduction in operating surplus because operating surplus will have been previously reduced by the deemed repayment.

        We define interim capital transactions as (i) borrowings, refinancings or refundings of indebtedness (other than working capital borrowings and items purchased on open account or for a deferred purchase price in the ordinary course of business) and sales of debt securities, (ii) sales of equity securities, (iii) sales or other dispositions of assets, other than sales or other dispositions of inventory, accounts receivable and other assets in the ordinary course of business and sales or other dispositions of assets as part of normal asset retirements or replacements and (iv) capital contributions received by us.

        We define operating expenditures as all of our cash expenditures, including, but not limited to, taxes, reimbursements of expenses of our general partner and its affiliates, officer, director and employee compensation, debt service payments, payments made in the ordinary course of business under interest rate hedge contracts and commodity hedge contracts (provided that payments made in connection with the termination of any interest rate hedge contract or commodity hedge contract prior to the expiration of its settlement or termination date specified therein will be included in operating expenditures in equal quarterly installments over the remaining scheduled life of such interest rate hedge contract or commodity hedge contract and amounts paid in connection with the initial purchase of a rate hedge contract or a commodity hedge contract will be amortized at the life of such rate hedge contract or commodity hedge contract), maintenance capital expenditures (as discussed in further detail below), and repayment of working capital borrowings; provided, however, that operating expenditures will not include:

  •
  repayments of working capital borrowings where such borrowings have previously been deemed to have been repaid (as described above);

  •
  payments (including prepayments and prepayment penalties) of principal of and premium on indebtedness other than working capital borrowings;

  •
  expansion capital expenditures;

  •
  payment of transaction expenses (including taxes) relating to interim capital transactions;

  •
  distributions to our partners;

  •
  repurchases of partnership interests (excluding repurchases we make to satisfy obligations under employee benefit plans); or

  •
  any other expenditures or payments using the proceeds of this offering that are described in "Use of Proceeds."

  Capital Surplus

        Capital surplus is defined in our partnership agreement as any distribution of available cash in excess of our cumulative operating surplus. Accordingly, except as described above, capital surplus would generally be generated by:

  •
  borrowings other than working capital borrowings;

  •
  sales of our equity and debt securities;

  •
  sales or other dispositions of assets, other than inventory, accounts receivable and other assets sold in the ordinary course of business or as part of ordinary course retirement or replacement of assets; and

  •
  capital contributions received.

  Characterization of Cash Distributions

        All available cash distributed by us on any date from any source will be treated as distributed from operating surplus until the sum of all available cash distributed by us since the closing of this offering equals the operating surplus from the closing of this offering through the end of the quarter immediately preceding that distribution. We anticipate that distributions from operating surplus will generally not represent a return of capital. However, operating surplus, as defined in our partnership agreement, includes certain components, including a $             million cash basket, that represent non-operating sources of cash. Consequently, it is possible that all or a portion of specific distributions from operating surplus may represent a return of capital. Any available cash distributed by us in excess of our cumulative operating surplus will be deemed to be capital surplus under our partnership agreement. Our partnership agreement treats a distribution of capital surplus as the repayment of the initial unit price from this initial public offering and as a return of capital. We do not anticipate that we will make any distributions from capital surplus.

Capital Expenditures

        Maintenance capital expenditures are cash expenditures (including expenditures for the construction or development of new capital assets or the replacement, improvement or expansion of existing capital assets) made to maintain our operating income or operating capacity. We expect that a primary component of maintenance capital expenditures will include expenditures for routine vehicle replacement costs for our crude oil service fleet, repairs to our NGL customer service centers, replacement and tank maintenance for our cylinder exchange business and replacement of rack loading equipment at our refined products terminals.

        Expansion capital expenditures are cash expenditures incurred for acquisitions or capital improvements that we expect will increase our operating capacity or operating income over the long-term. Expansion capital expenditures include interest payments (and related fees) on debt incurred to finance all or a portion of expansion capital expenditures in respect of the period from the date that we enter into a binding obligation to commence the construction, development, replacement, improvement or expansion of a capital asset and ending on the earlier to occur of the date that such capital improvement commences commercial service and the date that such capital improvement is abandoned or disposed of. Examples of expansion capital expenditures include the acquisition of equipment, or the construction, development or acquisition of additional crude oil storage facilities, crude oil gathering and transportation trucks, refined products terminals, cylinder exchanges cages and cylinders and related or similar midstream assets.

        Maintenance capital expenditures reduce operating surplus, but expansion capital expenditures do not. Capital expenditures that are made in part for maintenance capital purposes and in part for expansion capital purposes will be allocated as maintenance capital expenditures or expansion capital expenditures by our general partner.

Subordinated Units and Subordination Period

  General

        Our partnership agreement provides that, during the subordination period (which we define below), the common units will have the right to receive distributions of available cash from operating surplus each quarter in an amount equal to $            per common unit, which amount is defined in our partnership agreement as the minimum quarterly distribution, plus any arrearages in the payment of the minimum quarterly distribution on the common units from prior quarters, before any distributions of available cash from operating surplus may be made on the subordinated units. These units are deemed "subordinated" because for a period of time, referred to as the subordination period, the subordinated units will not be entitled to receive any distributions until the common units have received the minimum quarterly distribution plus any arrearages from prior quarters. Furthermore, no arrearages will be paid on the subordinated units. The practical effect of the subordinated units is to increase the likelihood that, during the subordination period, there will be available cash to be distributed on the common units.

  Subordination Period

        Except as described below, the subordination period will begin on the closing date of this offering and will extend until the first business day following the distribution of available cash in respect of any quarter beginning after                        , 2016, that each of the following tests are met:

  •
  distributions of available cash from operating surplus on each of the outstanding common units and subordinated units equaled or exceeded $            (the annualized minimum quarterly distribution), for each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date;

  •
  the adjusted operating surplus (as defined below) generated during each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date equaled or exceeded the sum of $            (the annualized minimum quarterly distribution) on all of the outstanding common units and subordinated units during those periods on a fully diluted basis; and

  •
  there are no arrearages in payment of the minimum quarterly distribution on the common units.

  Early Termination of the Subordination Period

        Notwithstanding the foregoing, the subordination period will automatically terminate on the first business day following the distribution of available cash in respect of any quarter, beginning with the quarter ending                        , 2014, that each of the following tests are met:

  •
  distributions of available cash from operating surplus on each of the outstanding common units and subordinated units equaled or exceeded $            (150.0% of the annualized minimum quarterly distribution) for the four-quarter period immediately preceding that date;

  •
  the adjusted operating surplus (as defined below) generated during the four-quarter period immediately preceding that date equaled or exceeded the sum of (i) $            (150.0% of the annualized minimum quarterly distribution) on all of the outstanding common units and subordinated units during that period on a fully diluted basis and (ii) the corresponding distributions on the incentive distribution rights; and

  •
  there are no arrearages in payment of the minimum quarterly distributions on the common units.

  Expiration Upon Removal of the General Partner

        In addition, if the unitholders remove our general partner other than for cause:

  •
  the subordinated units held by any person will immediately and automatically convert into common units on a one-for-one basis, provided (i) neither such person nor any of its affiliates voted any of its units in favor of the removal and (ii) such person is not an affiliate of the successor general partner;

  •
  if all of the subordinated units convert pursuant to the foregoing, all cumulative common unit arrearages on the common units will be extinguished and the subordination period will end; and

  •
  our general partner will have the right to convert its general partner interest and its incentive distribution rights into common units or to receive cash in exchange for those interests.

  Expiration of the Subordination Period

        When the subordination period ends, each outstanding subordinated unit will convert into one common unit and will thereafter participate pro rata with the other common units in distributions of available cash.

  Adjusted Operating Surplus

        Adjusted operating surplus is intended to reflect the cash generated from operations during a particular period and therefore excludes net drawdowns of reserves of cash established in prior periods. Adjusted operating surplus for a period consists of:

  •
  operating surplus generated with respect to that period (excluding any amount attributable to the item described in the first bullet of the definition of operating surplus); less

  •
  any net increase in working capital borrowings with respect to that period; less

  •
  any net decrease in cash reserves for operating expenditures with respect to that period not relating to an operating expenditure made with respect to that period; plus

  •
  any net decrease in working capital borrowings with respect to that period; plus

  •
  any net decrease made in subsequent periods to cash reserves for operating expenditures initially established with respect to that period to the extent such decrease results in a reduction in adjusted operating surplus in subsequent periods; plus

  •
  any net increase in cash reserves for operating expenditures with respect to that period required by any debt instrument for the repayment of principal, interest or premium.

Distributions of Available Cash From Operating Surplus During the Subordination Period

        We will make distributions of available cash from operating surplus for any quarter during the subordination period in the following manner:

  •
  first, 100.0% to the common unitholders, pro rata, until we distribute for each outstanding common unit an amount equal to the minimum quarterly distribution for that quarter;

  •
  second, 100.0% to the common unitholders, pro rata, until we distribute for each outstanding common unit an amount equal to any arrearages in payment of the minimum quarterly distribution on the common units for any prior quarters during the subordination period;

  •
  third, 100.0% to the subordinated unitholders, pro rata, until we distribute for each outstanding subordinated unit an amount equal to the minimum quarterly distribution for that quarter; and

  •
  thereafter, in the manner described in "—General Partner Interest and Incentive Distribution Rights" below.

        The preceding discussion is based on the assumption that we do not issue additional classes of equity securities.

Distributions of Available Cash From Operating Surplus After the Subordination Period

        We will make distributions of available cash from operating surplus for any quarter after the subordination period in the following manner:

  •
  first, 100.0% to all unitholders, pro rata, until we distribute for each outstanding unit an amount equal to the minimum quarterly distribution for that quarter; and

  •
  thereafter, in the manner described in "—General Partner Interest and Incentive Distribution Rights" below.

        The preceding discussion is based on the assumption that we do not issue additional classes of equity securities.

General Partner Interest and Incentive Distribution Rights

        Our general partner owns a non-economic general partner interest in us, which does not entitle it to receive cash distributions. However, our general partner may in the future own common units or other equity interests in us, and will be entitled to receive distributions on such interests.

        Incentive distribution rights represent the right to receive an increasing percentage (15.0%, 25.0% and 50.0%) of quarterly distributions of available cash from operating surplus after the minimum quarterly distribution and the target distribution levels have been achieved. Our general partner currently holds the incentive distribution rights, but may transfer these rights separately from its general partner interest, subject to restrictions in our partnership agreement.

        The following discussion assumes that there are no arrearages on the common units and that our general partner continues to own the incentive distribution rights.

        If for any quarter:

  •
  we have distributed available cash from operating surplus to the common unitholders and subordinated unitholders in an amount equal to the minimum quarterly distribution; and

  •
  we have distributed available cash from operating surplus on outstanding common units in an amount necessary to eliminate any cumulative arrearages in payment of the minimum quarterly distribution;

then, we will distribute any additional available cash from operating surplus for that quarter among the unitholders and our general partner in the following manner:

  •
  first, 100.0% to all unitholders, pro rata, until each unitholder receives a total of            $            per unit for that quarter (the "first target distribution");

  •
  second, 85.0% to all unitholders, pro rata, and 15.0% to our general partner (in its capacity as the holder of our incentive distribution rights), until each unitholder receives a total of $            per unit for that quarter (the "second target distribution");

  •
  third, 75.0% to all unitholders, pro rata, and 25.0% to our general partner (in its capacity as the holder of our incentive distribution rights), until each unitholder receives a total of $            per unit for that quarter (the "third target distribution"); and

  •
  thereafter, 50.0% to all unitholders, pro rata, and 50.0% to our general partner (in its capacity as the holder of our incentive distribution rights).

Percentage Allocations of Available Cash From Operating Surplus

        The following table illustrates the percentage allocations of available cash from operating surplus between the unitholders and our general partner (in its capacity as the holder of our incentive distribution rights) based on the specified target distribution levels. The amounts set forth under "Marginal percentage interest in distributions" are the percentage interests of our general partner (in its capacity as the holder of our incentive distribution rights) and the unitholders in any available cash from operating surplus we distribute up to and including the corresponding amount in the column "Total quarterly distribution per unit target amount." The percentage interests shown for our unitholders and our general partner (in its capacity as the holder of our incentive distribution rights) for the minimum quarterly distribution are also applicable to quarterly distribution amounts that are less than the minimum quarterly distribution. The percentage interests set forth below for our general partner (in its capacity as the holder of our incentive distribution rights) assume that our general partner has not transferred its incentive distribution rights and that there are no arrearages on common units.

			Marginal Percentage Interest in Distributions
	Total Quarterly Distribution Per Unit Target Amount		Unitholders	General Partner (in Its Capacity as the Holder of Our Incentive Distribution Rights)
Minimum quarterly distribution	$		100%	—
First target distribution	above $	up to $	100%	—
Second target distribution	above $	up to $	85%	15%
Third target distribution	above $	up to $	75%	25%
Thereafter	above $		50%	50%

General Partner's Right to Reset Incentive Distribution Levels

        Our general partner, as the initial holder of our incentive distribution rights, has the right under our partnership agreement, subject to certain conditions, to elect to relinquish the right to receive incentive distribution payments based on the initial target distribution levels and to reset, at higher levels, the minimum quarterly distribution amount and target distribution levels upon which the incentive distribution payments to our general partner would be set. If our general partner transfers all or a portion of the incentive distribution rights in the future, then the holder or holders of a majority of our incentive distribution rights will be entitled to exercise this right. The following discussion assumes that our general partner holds all of the incentive distribution rights at the time that a reset election is made. Our general partner's right to reset the minimum quarterly distribution amount and the target distribution levels upon which the incentive distributions payable to our general partner are based may be exercised, without approval of our unitholders or the conflicts committee, at any time when there are no subordinated units outstanding, we have made cash distributions to the holders of the incentive distribution rights at the highest level of incentive distribution for each of the four consecutive fiscal quarters immediately preceding such time and the amount of each such distribution did not exceed adjusted operating surplus for such quarter, respectively. If our general partner and its affiliates are not the holders of a majority of the incentive distribution rights at the time an election is made to reset the minimum quarterly distribution amount and the target distribution levels, then the proposed reset will be subject to the prior written concurrence of the general partner that the conditions described above have been satisfied. The reset minimum quarterly distribution amount and target distribution levels will be higher than the minimum quarterly distribution amount and the target distribution levels prior to the reset such that our general partner will not receive any incentive distributions under the reset target distribution levels until cash distributions per unit following this event increase as described below. We anticipate that our general partner would exercise this reset right in order to facilitate acquisitions or internal growth projects that would otherwise not be sufficiently accretive to cash distributions per common unit, taking into account the existing levels of incentive distribution payments being made to our general partner.

        In connection with the resetting of the minimum quarterly distribution amount and the target distribution levels and the corresponding relinquishment by our general partner of incentive distribution payments based on the target distributions prior to the reset, our general partner will be entitled to receive a number of newly issued common units based on a predetermined formula described below that takes into account the "cash parity" value of the average cash distributions related to the incentive distribution rights received by our general partner for the two quarters immediately preceding the reset event as compared to the average cash distributions per common unit during that two-quarter period.

        The number of common units that our general partner would be entitled to receive from us in connection with a resetting of the minimum quarterly distribution amount and the target distribution levels then in effect would be equal to the quotient determined by dividing (x) the average aggregate amount of cash distributions received by our general partner in respect of its incentive distribution rights during the two consecutive fiscal quarters ended immediately prior to the date of such reset election by (y) the average of the aggregate amount of cash distributed per common unit during each of these two quarters.

        Following a reset election, the minimum quarterly distribution amount will be reset to an amount equal to the average cash distribution amount per common unit for the two fiscal quarters immediately preceding the reset election (which amount we refer to as the "reset minimum quarterly distribution") and the target distribution levels will be reset to be correspondingly higher such that we would distribute all of our available cash from operating surplus for each quarter thereafter as follows:

  •
  first, 100.0% to all unitholders, pro rata, until each unitholder receives an amount equal to 115.0% of the reset minimum quarterly distribution for that quarter;

  •
  second, 85.0% to all unitholders, pro rata, and 15.0% to our general partner (in its capacity as the holder of our incentive distribution rights), until each unitholder receives an amount per unit equal to 125.0% of the reset minimum quarterly distribution for the quarter;

  •
  third, 75.0% to all unitholders, pro rata, and 25.0% to our general partner (in its capacity as the holder of our incentive distribution rights), until each unitholder receives an amount per unit equal to 150.0% of the reset minimum quarterly distribution for the quarter; and

  •
  thereafter, 50.0% to all unitholders, pro rata, and 50.0% to our general partner (in its capacity as the holder of our incentive distribution rights).

        The following table illustrates the percentage allocations of available cash from operating surplus between the unitholders and our general partner (in its capacity as the holder of our incentive distribution rights) at various cash distribution levels (i) pursuant to the cash distribution provisions of our partnership agreement in effect at the completion of this offering, as well as (ii) following a hypothetical reset of the minimum quarterly distribution and target distribution levels based on the assumption that the average quarterly cash distribution amount per common unit during the two fiscal quarters immediately preceding the reset election was $            .

			Marginal Percentage Interest in Distributions
	Quarterly Distribution Per Unit Prior to Reset		Common Unitholders	General Partner (in Its Capacity as the Holder of Our Incentive Distribution Rights)	Quarterly Distribution Per Unit Following Hypothetical Reset
Minimum quarterly distribution	$		100.0%	—	$
First target distribution	above $	up to $	100.0%	—	above $	up to $ (1)
Second target distribution	above $	up to $	85.0%	15.0%	above $ (1)	up to $ (2)
Third target distribution	above $	up to $	75.0%	25.0%	above $ (2)	up to $ (3)
Thereafter	above $		50.0%	50.0%	above $ (3)

(1)
This amount is 115.0% of the hypothetical reset minimum quarterly distribution.

(2)
This amount is 125.0% of the hypothetical reset minimum quarterly distribution.

(3)
This amount is 150.0% of the hypothetical reset minimum quarterly distribution.

        The following table illustrates the total amount of available cash from operating surplus that would be distributed to the unitholders and our general partner (in its capacity as the holder of our incentive distribution rights), based on an average of the amounts distributed for the two quarters immediately prior to the reset. The table assumes that immediately prior to the reset there would be            common units outstanding, and the average distribution to each common unit would be $            per quarter for the two consecutive non-overlapping quarters prior to the reset.

	Quarterly Distribution Per Unit Prior to Reset		Cash Distributions to Common Unitholders Prior to Reset	Cash Distribution to General Partner (in its Capacity as the Holder of Our Incentive Distribution Rights) Prior to Reset	Total Distributions
Minimum quarterly distribution	$		$	$	$
First target distribution	above $	up to $
Second target distribution	above $	up to $
Third target distribution	above $	up to $
Thereafter	above $

			$	$	$

        The following table illustrates the total amount of available cash from operating surplus that would be distributed to the unitholders and the general partner (in its capacity as the holder of our incentive distribution rights), with respect to the quarter after the reset occurs. The table reflects that, as a result of the reset, there would be            common units outstanding and that the average distribution to each common unit would be $            . The number of common units issued as a result of the reset was calculated by dividing (x)             as the average of the amounts received by the general partner in respect of its incentive distribution rights for the two consecutive non-overlapping quarters prior to the reset as shown in the table above, by (y) the average of the cash distributions made on each common

unit per quarter for the two consecutive non-overlapping quarters prior to the reset as shown in the table above, or $            .

Cash Distribution to General Partner After Reset
Cash Distributions to Common Unitholders After Reset
	Quarterly Distribution Per Unit After Reset			Common Units	Incentive Distribution Rights	Total	Total Distributions
Minimum quarterly distribution	$		$	$	$	$	$
First target distribution	above $	up to $
Second target distribution	above $	up to $
Third target distribution	above $	up to $
Thereafter	above $

			$	$	$	$	$

        Our general partner will be entitled to cause the minimum quarterly distribution amount and the target distribution levels to be reset on more than one occasion, provided that it may not make a reset election except at a time when it has received incentive distributions for the immediately preceding four consecutive fiscal quarters based on the highest level of incentive distributions that it is entitled to receive under our partnership agreement.

Distributions From Capital Surplus

  How Distributions From Capital Surplus Will Be Made

        We will make distributions of available cash from capital surplus, if any, in the following manner:

  •
  first, 100.0% to all unitholders, pro rata, until we distribute for each common unit that was issued in this offering, an amount of available cash from capital surplus equal to the initial public offering price in this offering;

  •
  second, 100.0% to all unitholders, pro rata, until we distribute for each common unit, an amount of available cash from capital surplus equal to any unpaid arrearages in payment of the minimum quarterly distribution on the outstanding common units; and

  •
  thereafter, as if they were from operating surplus.

        The preceding discussion is based on the assumption we do not issue additional classes of equity securities.

  Effect of a Distribution From Capital Surplus

        Our partnership agreement treats a distribution of capital surplus as the repayment of the initial unit price from this initial public offering, which is a return of capital. The initial public offering price less any distributions of capital surplus per unit is referred to as the "unrecovered initial unit price." Each time a distribution of capital surplus is made, the minimum quarterly distribution and the target distribution levels will be reduced in the same proportion as the corresponding reduction in the unrecovered initial unit price. Because distributions of capital surplus will reduce the minimum quarterly distribution after any of these distributions are made, it may be easier for our general partner to receive incentive distributions and for the subordinated units to convert into common units. However, any distribution of capital surplus before the unrecovered initial unit price is reduced to zero cannot be applied to the payment of the minimum quarterly distribution or any arrearages.

        Once we distribute capital surplus on a unit issued in this offering in an amount equal to the initial unit price, we will reduce the minimum quarterly distribution and the target distribution levels to zero. We will then make all future distributions from operating surplus, with 50.0% being paid to the unitholders, pro rata, and 50.0% to the holder of our incentive distribution rights.

 Adjustment to the Minimum Quarterly Distribution and Target Distribution Levels

        In addition to adjusting the minimum quarterly distribution and target distribution levels to reflect a distribution of capital surplus, if we combine our units into fewer units or subdivide our units into a greater number of units, we will proportionately adjust:

  •
  the minimum quarterly distribution;

  •
  target distribution levels;

  •
  the unrecovered initial unit price; and

  •
  the arrearages in payment of the minimum quarterly distribution on the common units.

        For example, if a two-for-one split of the common units should occur, the minimum quarterly distribution, the target distribution levels and the unrecovered initial unit price would each be reduced to 50.0% of its initial level, and each subordinated unit would be split into two subordinated units. We will not make any adjustment by reason of the issuance of additional units for cash or property.

        In addition, if legislation is enacted or if the official interpretation of existing law is modified by a governmental authority, so that we become taxable as a corporation or otherwise subject to taxation as an entity for federal, state or local income tax purposes, our partnership agreement specifies that the minimum quarterly distribution and the target distribution levels for each quarter may be reduced by multiplying each distribution level by a fraction, the numerator of which is available cash for that quarter (reduced by the amount of the estimated tax liability for such quarter payable by reason of such legislation or interpretation) and the denominator of which is the sum of available cash for that quarter (reduced by the amount of the estimated tax liability for such quarter payable by reason of such legislation or interpretation) plus our general partner's estimate of our aggregate liability for the quarter for such income taxes payable by reason of such legislation or interpretation. To the extent that the actual tax liability differs from the estimated tax liability for any quarter, the difference may be accounted for in subsequent quarters.

Distributions of Cash Upon Liquidation

  General

        If we dissolve in accordance with our partnership agreement, we will sell or otherwise dispose of our assets in a process called liquidation. We will first apply the proceeds of liquidation to the payment of our creditors. We will distribute any remaining proceeds to the unitholders and holders of the incentive distribution rights, in accordance with their capital account balances, as adjusted to reflect any gain or loss upon the sale or other disposition of our assets in liquidation.

        The allocations of gain and loss upon liquidation are intended, to the extent possible, to entitle the holders of outstanding common units to a preference over the holders of outstanding subordinated units upon our liquidation, to the extent required to permit common unitholders to receive their unrecovered initial unit price plus the minimum quarterly distribution for the quarter during which liquidation occurs plus any unpaid arrearages in payment of the minimum quarterly distribution on the common units. However, there may not be sufficient gain upon our liquidation to enable the holders of common units to fully recover all of these amounts, even though there may be distributable cash flow available to the holders of subordinated units. Any further net gain recognized upon liquidation will be allocated in a manner that takes into account the incentive distribution rights.

  Manner of Adjustments for Gain

        The manner of the adjustment for gain is set forth in our partnership agreement. If our liquidation occurs before the end of the subordination period, we will allocate any gain to our partners in the following manner:

  •
  first, 100.0% to the common unitholders, pro rata, until the capital account for each common unit is equal to the sum of:

  (1)
  the unrecovered initial unit price;

  (2)
  the amount of the minimum quarterly distribution for the quarter during which our liquidation occurs; and

  (3)
  any unpaid arrearages in payment of the minimum quarterly distribution;

  •
  second, 100.0% to the subordinated unitholders, pro rata, until the capital account for each subordinated unit is equal to the sum of:

  (1)
  the unrecovered initial unit price; and

  (2)
  the amount of the minimum quarterly distribution for the quarter during which our liquidation occurs;

  •
  third, 100.0% to all unitholders, pro rata, until we allocate under this paragraph an amount per unit equal to:

  (1)
  the sum of the excess of the first target distribution per unit over the minimum quarterly distribution per unit for each quarter of our existence; less

  (2)
  the cumulative amount per unit of any distributions of available cash from operating surplus in excess of the minimum quarterly distribution per unit that we distributed 100.0% to the unitholders, pro rata, for each quarter of our existence;

  •
  fourth, 85.0% to all unitholders, pro rata, and 15.0% to our general partner (in its capacity as the holder of our incentive distribution rights), until we allocate under this paragraph an amount per unit equal to:

  (1)
  the sum of the excess of the second target distribution per unit over the first target distribution per unit for each quarter of our existence; less

  (2)
  the cumulative amount per unit of any distributions of available cash from operating surplus in excess of the first target distribution per unit that we distributed 85.0% to the unitholders, pro rata, and 15.0% to our general partner (in its capacity as the holder of our incentive distribution rights) for each quarter of our existence;

  •
  fifth, 75.0% to all unitholders, pro rata, and 25.0% to our general partner (in its capacity as the holder of our incentive distribution rights), until we allocate under this paragraph an amount per unit equal to:

  (1)
  the sum of the excess of the third target distribution per unit over the second target distribution per unit for each quarter of our existence; less

  (2)
  the cumulative amount per unit of any distributions of available cash from operating surplus in excess of the second target distribution per unit that we distributed 75.0% to the unitholders, pro rata, and 25.0% to our general partner (in its capacity as the holder of our incentive distribution rights) for each quarter of our existence;

  •
  thereafter, 50.0% to all unitholders, pro rata, and 50.0% to our general partner (in its capacity as the holder of our incentive distribution rights).

        The percentages set forth above are based on the assumption that our general partner has not transferred its incentive distribution rights and that we do not issue additional classes of equity securities.

        If the liquidation occurs after the end of the subordination period, the distinction between common units and subordinated units will disappear, so that clause (3) of the second bullet point above and all of the fourth bullet point above will no longer be applicable.

  Manner of Adjustments for Losses

        If our liquidation occurs before the end of the subordination period, after making allocations of loss to the unitholders in a manner intended to offset in reverse order the allocations of gains that have previously been allocated, we will generally allocate any loss to our unitholders in the following manner:

  •
  first, 100.0% to the holders of subordinated units in proportion to the positive balances in their capital accounts, until the capital accounts of the subordinated unitholders have been reduced to zero; and

  •
  thereafter, 100.0% to the holders of common units in accordance with their percentage interest in us.

        If the liquidation occurs after the end of the subordination period, the distinction between common units and subordinated units will disappear, so that all of the first bullet point above will no longer be applicable.

  Adjustments to Capital Accounts

        We will make adjustments to capital accounts upon the issuance of additional units. In doing so, we generally will allocate any unrealized and, for tax purposes, unrecognized gain resulting from the adjustments to the unitholders and the holders of our incentive distribution rights in the same manner as we allocate gain upon liquidation. By contrast to the allocations of gain, and except as provided above, we generally will allocate any unrealized and unrecognized loss resulting from the adjustments to capital accounts upon the issuance of additional units to the unitholders based on their percentage ownership of us. In this manner, prior to the end of the subordination period, we generally will allocate any such loss equally with respect to our common and subordinated units. In the event we make negative adjustments to the capital accounts as a result of such loss, future positive adjustments resulting from the issuance of additional units will be allocated in a manner designed to reverse the prior negative adjustments, and special allocations will be made upon liquidation in a manner that results, to the extent possible, in our unitholders' capital account balances equaling the amounts they would have been if no earlier adjustments for loss had been made.

SELECTED HISTORICAL AND PRO FORMA COMBINED CONSOLIDATED FINANCIAL AND OPERATING DATA

        The table set forth on the next page presents, as of the dates and for the periods indicated, our selected historical and pro forma combined consolidated financial and operating data.

        The selected historical combined consolidated financial data presented as of December 31, 2011 and December 31, 2012 and for the years ended December 31, 2011 and December 31, 2012 have been derived from our audited historical consolidated financial statements included elsewhere in this prospectus. The selected historical consolidated financial data presented as of March 31, 2012 and March 31, 2013 and for the three months ended March 31, 2012 and March 31, 2013 are derived from our unaudited historical condensed financial statements.

        The selected pro forma combined consolidated statement of operations for the three months ended March 31, 2013 includes the pro forma effects of the recapitalization transactions, including this offering, described under "Prospectus Summary—Recapitalization Transactions and Partnership Structure" as if the recapitalization transactions, including this offering, occurred on January 1, 2012. The selected pro forma combined consolidated balance sheet as of March 31, 2013 was prepared as if the recapitalization transactions, including this offering, occurred on March 31, 2013. The selected pro forma combined consolidated statement of operations for the year ended December 31, 2012 gives effect to (i) our acquisitions of Heritage Propane Express, LLC ("HPX"), Falco Energy Transportation, LLC ("Falco"), Parnon Storage LLC ("Parnon") and two refined products terminals acquired from Truman Arnold Companies ("TAC") (all of which were completed during the year ended December 31, 2012 and which are collectively referred to herein as the "Acquisitions") as if each had occurred on January 1, 2012 and (ii) the recapitalization transactions, including this offering, as if they occurred on January 1, 2012.

        For a detailed discussion of the following table, please read "Management's Discussion and Analysis of Financial Condition and Results of Operations." The following table should also be read in conjunction with our unaudited pro forma combined consolidated financial statements and audited and unaudited consolidated financial statements included elsewhere in this prospectus. Among other things, those historical and pro forma combined consolidated financial statements include more detailed information regarding the basis of presentation for the information in the following table.

	Year Ended December 31,					Three Months Ended March 31,						Pro Forma Three Months Ended March 31, 2013
										Pro Forma Year Ended December 31, 2012
($ in thousands, except per unit amounts)	2011		2012(1)			2012		2013(1)
Statement of Operations Data:
Total revenue		$67,156		$150,898			$29,896		$68,887		$227,539		$68,887
Costs and expenses:
Cost of sales, excluding depreciation and amortization		$49,048		$89,537			$22,592		$37,069		$122,585		$37,069
Operating expenses		9,584		25,635			2,589		11,275		43,249		11,275
General and administrative(2)		6,053		22,503			2,540		7,827		24,344		7,827
Depreciation and amortization		2,841		14,384			1,112		7,510		27,168		7,510
Loss on disposal of assets		68		482			6		203		895		203

Operating income (loss)		$(438)		$(1,643)			$1,057		$5,003		$9,298		$5,003
Other income (expense):
Interest (expense)		$(633)		$(3,393)			$(330)		$(1,814)		$(3,593)		$(1,814)
Other income (expense), net		(95)		(184)			72		113		(343)		113

Income (loss) before income taxes		$(1,166)		$(5,220)			$799		$3,302		$5,362		$3,302
Income tax (expense)		(35)		(222)			(45)		(160)		(266)		(160)

Net income (loss)		$(1,201)		$(5,442)			$754		$3,142		$5,096		$3,142
General partner's interest in pro forma net income (loss)	$		$			$		$		$		$
Common unit holder's interest in pro forma net income (loss)
Subordinated unit holder's interest in pro forma net income (loss)
Pro forma net income per common unit
Pro forma net income per subordinated unit
Weighted average number of limited partner units outstanding
Common units
Subordinated units
Statement of Cash Flows Data:
Cash provided by (used in):
Operating activities		$(5,895)		$5,940			$3,094		$9,640
Investing activities		(26,860)		(286,182	)(3)		(2,227)		(3,347)
Financing activities		34,825		280,204	(4)		137		(3,275)
Other Financial Data:
Adjusted EBITDA		$2,549		$14,834			$2,495		$12,503		$39,523		$12,503
Distributable cash flow		1,615		11,200			2,443		10,763		$29,665		$9,838
Balance Sheet Data:
Cash and cash equivalents		$4,432		$4,394			$5,436		$7,412
Accounts receivable, net		12,246		23,936			10,341		22,463
Property, plant and equipment, net		27,720		178,290			27,806		176,962
Total assets		65,931		458,642			66,497		456,314
Total long-term debt (including current maturities)		16,948		167,739			18,941		170,986
Total partners' capital		41,466		264,574			40,962		262,717
Operating Data(5):
Crude oil storage, gathering and transportation (Bbl/d)(6)		—		23,049			—		17,702		24,161		17,702
Refined products terminaling and storage (Mgal/d)		—		2,455			—		2,619		2,749		2,619
NGL distribution and sales (Gal/d)		61,314		112,313			103,707		211,239		131,879		211,239

(1)
The Summary Historical Consolidated Financial and Operating Data for the year ended December 31, 2012 and the three months ended March 31, 2013 reflect acquisitions that closed in 2012, as described in greater detail in "Management's Discussion and Analysis of Financial Condition and Results of Operations."

(2)
Excludes estimated annual incremental cash expense associated with being a publicly traded partnership of approximately $3.7 million, including costs associated with SEC reporting requirements, tax return and Schedule K-1 preparation and distribution, independent audit fees, legal fees, investor relations, Sarbanes-Oxley compliance, stock exchange listing, register and transfer agent fees, incremental officer and director liability expenses and director compensation.

(3)
Cash used in investing activities for the year ended December 31, 2012 includes the cash consideration paid for third party acquisitions during the year ended December 31, 2012, as described in greater detail in "Management's Discussion and Analysis of Financial Condition and Results of Operations."

(4)
Cash provided by financing activities for the year ended December 31, 2012 includes the issuance of units and borrowings under our revolving credit facility to finance the purchase of certain third party acquisitions during the year ended December 31, 2012, as described in greater detail in "Management's Discussion and Analysis of Financial Condition and Results of Operations."

(5)
Represents the average daily volume transported in our crude oil storage, gathering and transportation segment, the average daily throughput volume in our refined products terminaling and storage segment and the average daily sales volume in our NGL distribution and sales segment.

(6)
Excludes volumes hauled by third parties under our direction.

Non-GAAP Financial Measures

        Adjusted EBITDA and distributable cash flow.    We define Adjusted EBITDA as net income plus interest expense, income tax expense, depreciation and amortization expense, certain non-cash charges such as non-cash equity compensation, losses on commodity derivative contracts, and selected charges and transaction costs that are unusual or non-recurring, less interest income, income tax benefit, gains on commodity derivative contracts, selected gains that are unusual or non-recurring and other selected items that impact comparability. Although we have not quantified distributable cash flow on a historical basis, after the closing of this offering we intend to use distributable cash flow, which we define as Adjusted EBITDA less net cash interest paid, income taxes paid and maintenance capital expenditures, to analyze our performance. Distributable cash flow will not reflect changes in working capital balances.

        Adjusted EBITDA and distributable cash flow are supplemental non-GAAP financial measures used by management and by external users of our financial statements, such as investors and commercial banks, to assess:

  •
  our operating performance as compared to those of other companies in the midstream sector, without regard to financing methods, historical cost basis or capital structure;

  •
  the ability of our assets to generate sufficient cash flow to make distributions to our unitholders;

  •
  our ability to incur and service debt and fund capital expenditures; and

  •
  the viability of acquisitions and other capital expenditure projects and the returns on investment of various investment opportunities.

        Adjusted EBITDA and distributable cash flow are not financial measures presented in accordance with GAAP. We believe that the presentation of these non-GAAP measures in this prospectus provides information useful to investors in assessing our financial condition and results of operations. The GAAP measures most directly comparable to Adjusted EBITDA and distributable cash flow are net income and cash flow provided by operating activities. Adjusted EBITDA and distributable cash flow should not be considered an alternative to net income, cash flow provided by operating activities or any other measure of financial performance or liquidity presented in accordance with GAAP. Adjusted EBITDA and distributable cash flow exclude some, but not all, items that affect net income and these measures may vary among other companies. As a result, Adjusted EBITDA and distributable cash flow may not be comparable to similarly titled measures of other companies.

        The following tables reconcile Adjusted EBITDA (which consists of the sum of Adjusted EBITDA for each of our business segments less general and administrative expenses associated with managing all reportable segments that are not specifically attributed to any segments) and distributable cash flow to net income and to cash provided by (used in) operating activities, their most directly comparable GAAP financial measures, on a historical and pro forma basis, as applicable, for each of the periods indicated.

	Year Ended December 31,		Three Months Ended March 31,			Pro Forma Three Months Ended March 31, 2013
					Pro Forma Year Ended December 31, 2012
	2011	2012	2012	2013
($ in thousands)
Net cash provided by (used in) operating activities	$(5,895)	$5,940	$3,094	$9,640
Depreciation and amortization	(2,841)	(14,384)	(1,112)	(7,510)
Unit-based compensation	—	(2,485)	(129)	(128)
Amortization of deferred financing costs	(30)	(490)	(60)	(276)
Derivative valuation changes	—	1,330	—	342
Loss on disposal of assets	(68)	(482)	(6)	(203)
Provision for bad debt expense	(160)	(826)	—	(216)
Other non-cash items	(164)	(732)	(21)	(35)
Changes in assets and liabilities	7,957	6,687	(1,012)	1,528

Net income (loss)	$(1,201)	$(5,442)	$754	$3,142	$5,096	$3,142
Interest expense	633	3,393	330	1,814	3,593	1,814
Interest income	—	(33)	(12)	—	—	—
Income taxes	35	222	45	160	266	160
Depreciation and amortization	2,841	14,384	1,112	7,510	27,168	7,510
(Gain) loss on commodity derivative contracts	—	(1,587)	—	(326)	273	(326)
Unit-based compensation	—	2,485	129	128	2,485	128
Loss on extinguishment of debt	97	497	—	—	497	—
Transaction costs	144	915	137	75	145	75

Adjusted EBITDA	2,549	14,834	2,495	12,503	39,523	12,503
Less:
Incremental general and administrative expenses of being a publicly traded partnership	—	—	—	—	3,700	925
Cash interest paid, net of interest income	646	1,757	—	1,304	3,166	1,304
Cash income tax paid	—	35	—	—	—	—
Expansion capital expenditures	27,470	284,556	2,181	2,916	292,254	2,916
Maintenance capital expenditures	288	1,842	52	436	2,992	436
Add:
Capital contributions and borrowings to fund expansion capital expenditures	27,470	284,556	2,181	2,916	292,254	2,916

Distributable cash flow	$1,615	$11,200	$2,443	$10,763	$29,665	$9,838

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

        The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the historical consolidated financial statements and notes of JP Energy Partners LP included elsewhere in this prospectus. Among other things, those historical consolidated financial statements include more detailed information regarding the basis of presentation for the following information. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those discussed below. Factors that could cause or contribute to such differences include, but are not limited to, those identified below and those discussed in the section entitled "Risk Factors" included elsewhere in this prospectus.

Overview

        We are a growth-oriented limited partnership formed in May 2010 by members of management and further capitalized in June 2011 by ArcLight to own, operate, develop and acquire a diversified portfolio of midstream energy assets. Our operations currently consist of three business segments: (i) crude oil storage, gathering and transportation, (ii) refined products terminaling and storage and (iii) NGL distribution and sales, which together provide midstream infrastructure solutions for the growing supply of crude oil, refined products and NGLs in the United States. Since our formation, our primary business strategy has been to focus on:

  •
  owning, operating and developing midstream assets serving areas experiencing dramatic production growth and drilling activity such as the Bakken shale, Powder River Basin, Niobrara shale, Eagle Ford shale, Granite Wash play, Mississippian Lime play and Permian Basin, as well as key demand centers such as Cushing, Oklahoma, the largest crude oil marketing hub in the United States; and

  •
  providing midstream infrastructure solutions to users of liquid petroleum products in order to capitalize on changing product flows between producing and consuming markets resulting from the significant growth in hydrocarbon production across the United States in recent years.

        We intend to expand by acquiring and constructing new midstream infrastructure and by increasing the utilization of our existing assets to gather, transport, store and distribute crude oil, refined products and NGLs to diverse markets throughout the United States.

Our Operations

  Crude Oil Storage, Gathering and Transportation

        Our crude oil storage, gathering and transportation segment consists of two businesses: (i) a crude oil storage facility with an aggregate shell capacity of approximately 3.0 million barrels in Cushing, Oklahoma and (ii) a fleet of approximately 90 crude oil gathering and transportation trucks operating in and around high-growth drilling areas such as the Bakken shale, Powder River Basin, Niobrara shale, Eagle Ford shale, Granite Wash play, Mississippian Lime play and Permian Basin. We generate crude oil storage revenues pursuant to a long-term contract with one customer by charging a fixed monthly fee per barrel of shell capacity that is not contingent on actual usage of our storage tanks. We generate the majority of our crude oil gathering and transportation revenues pursuant to two long-term contracts that allow us to charge our customers a fee, based on the volume of crude oil we gather and the distance transported.

  Refined Products Terminaling and Storage

        Our refined products terminaling and storage segment has aggregate storage capacity of approximately 550,000 barrels at our terminal in North Little Rock, Arkansas and approximately

770,000 barrels at our terminal in Caddo Mills, Texas. We generate fee-based revenues with customers with whom we maintain longstanding relationships under contracts that, consistent with industry practice, typically contain evergreen provisions after an initial term of six months to two years. We also generate revenues by selling excess refined products that result from our blending, additization and inventory control processes.

  NGL Distribution and Sales

        Our NGL distribution and sales segment consists of two businesses: (i) portable cylinder exchange and (ii) sales of NGLs through our retail, commercial and wholesale NGL sales business. We believe the combination of our winter-weighted retail, commercial and wholesale NGL sales business with our higher-margin, summer-weighted cylinder exchange business reduces the overall seasonal volatility in volumes and financial results to which some of our competitors are susceptible. The impact of seasonality is also expected to be mitigated by non-heating related demand throughout the year for power generation for oilfield services and for industrial applications.

How We Conduct Our Business

        Substantially all of our sales consist of providing fee-based and margin-based services to our customers. The following table shows the revenues generated by our fee-based services and margin-based services for the applicable periods.

	Year Ended December 31,		Three Months Ended March 31,
($ in thousands)	2011	2012	2012	2013
Fee-based services:
Crude oil storage	$—	$6,000	$—	$3,600
Crude oil gathering and transportation	—	15,007	—	9,546
Refined products terminaling and storage(1)	—	2,707	—	7,702
Margin-based services:
Cylinder exchange	—	32,934	—	11,269
Retail, commercial and wholesale NGL sales	67,156	94,250	29,896	36,770

Total revenues	$67,156	$150,898	$29,896	$68,887

(1)
Includes product sales gain revenue of $1.7 million and $5.0 million for the year ended December 31, 2012 and the three months ended March 31, 2013, respectively. Product sales are generated from sales of excess refined products resulting from our blending, additization and inventory control processes. The revenue we generate from these sales are not fee-based and are subject to commodity price risk.

  Fee-Based Services

  •
  Crude oil storage.  In our crude oil storage business we charge our customer a fixed monthly fee per barrel of shell capacity that is not contingent on the customer's actual usage of our storage tanks. We do not take title to the crude oil stored in our storage tanks and therefore have no direct commodity price exposure with respect to the crude oil we store.

  •
  Crude oil gathering and transportation.  In our crude oil gathering and transportation business we charge our customers a fee based on the volume of crude oil we gather and the distance it is transported. Historically, for certain arrangements, we purchased crude oil from, and sold crude oil to, the same counterparty at a fixed price. We currently do not take title to the crude oil that we gather and transport and therefore have no direct commodity price exposure.

  •
  Refined products terminaling and storage.  In our refined products terminaling and storage business we charge our customers fees for (i) throughput and storage, (ii) blending services and injection of additives and (iii) ancillary services, including heating of bio-diesel, product transfer and railcar handling services. We also sell excess refined products, which are not fee-based.

  Margin-Based Services

  •
  Cylinder exchange.  Our customers exchange propane-filled cylinders at an agreed upon contract price. Our long-term cylinder exchange agreements typically permit us to adjust our prices after the first year of the contract while our short-term cylinder exchange agreements allow us to pass our costs on to our customers and thereby minimize our commodity price exposure. In order to manage our cost of propane, we enter into hedging arrangements on a rolling twelve-month basis on approximately 75% of the anticipated volumes from our long-term cylinder exchange contracts and approximately 25% of the anticipated volumes from our short-term contracts.

  •
  Retail, commercial and wholesale NGL sales.  We charge a price per gallon consisting of a pass through of our product supply, transportation, handling and storage costs plus a margin. We are able to pass our supply costs through to our customers on a regular basis, thereby limiting our commodity price exposure.

How We Evaluate Our Operations

        Our management uses a variety of financial and operational metrics to analyze our performance. We view these metrics as important factors in evaluating our profitability and review these measurements for consistency and trend analysis. These metrics include volumes, revenues, operating expenses, Adjusted EBITDA and distributable cash flow.

  •
  Volumes and revenues.

  •
  Crude oil storage, gathering and transportation.  The amount of revenue we generate from our crude oil gathering and transportation business depends primarily on the volumes of crude oil that we gather and the distance we transport those volumes for our customers. Of the two long-term, fee-based contracts pursuant to which we generate substantially all of our crude oil gathering and transportation revenues, one contains a volume dedication in our favor and the other gives us an exclusive option on all barrels not transported by our customer in certain regions. The volumes transported by our crude oil gathering and transportation trucks are also affected by the supply of and demand for crude oil in the markets served directly or indirectly by our assets. Accordingly, we actively monitor producer activity in the areas served by our crude oil gathering and transportation business and other producing areas in the United States to compete for transportation volumes from crude oil producers. The volume of crude oil stored at our crude oil storage facility has no impact on the revenue generated by our crude oil storage business because we receive a fixed-monthly fee per barrel of shell capacity that is not contingent on the usage of the tanks.

  •
  Refined products terminaling and storage.  The amount of revenue we generate from our refined products terminals depends primarily on the volume of refined products that we handle. These volumes are affected primarily by the supply of and demand for refined products in the markets served directly or indirectly by our refined products terminals, which we believe are strategically located to take advantage of infrastructure development opportunities resulting from shifting flows of refined product fuels from the Mid-Continent to the Gulf Coast.

    •
    NGL distribution and sales.  The amount of revenue we generate from our NGL distribution and sales segment depends on the gallons of NGLs we sell through our cylinder exchange business and our retail, commercial and wholesale NGL sales business.

  •
  Operating expenses.  Our management seeks to maximize the profitability of our operations in part by minimizing operating expenses. These expenses are comprised of payroll, wages and benefits, utility costs, fleet costs, repair and maintenance costs, rent, fuel, utilities, insurance premiums, taxes and other operating costs, some of which are independent of the volumes we handle. We seek to manage our maintenance expenditures by scheduling maintenance over time to avoid significant variability in our maintenance expenditures and minimize their impact on our cash flow.

  •
  Adjusted EBITDA and distributable cash flow.  Our management uses Adjusted EBITDA and distributable cash flow to analyze our performance. We define Adjusted EBITDA as net income plus interest expense, income tax expense, depreciation and amortization expense, certain non-cash charges such as non-cash equity compensation, losses on commodity derivative contracts, and selected charges and transaction costs that are unusual or non-recurring, less interest income, income tax benefit, gains on commodity derivative contracts and selected gains that are unusual or non-recurring. We define distributable cash flow as Adjusted EBITDA less net cash interest paid, income taxes paid and maintenance capital expenditures. Distributable cash flow will not reflect changes in working capital balances.

        Adjusted EBITDA and distributable cash flow are non-GAAP, supplemental financial measures used by management and by external users of our financial statements, such as investors and commercial banks, to assess:

        (Adjusted EBITDA)

  •
  our operating performance as compared to those of other companies in the midstream sector, without regard to financing methods, historical cost basis or capital structure;

  •
  the ability of our assets to generate sufficient cash flow to make distributions to our unitholders;

  •
  our ability to incur and service debt and fund capital expenditures; and

  •
  the viability of acquisitions and other capital expenditure projects and the returns on investment of various investment opportunities.

        (Distributable cash flow)

  •
  the ability of our assets to generate sufficient cash flow to make distributions to our unitholders; and

  •
  the viability of acquisitions and other capital expenditure projects and the returns on investment of various investment opportunities.

        Adjusted EBITDA and distributable cash flow are not financial measures presented in accordance with GAAP. We believe that the presentation of these non-GAAP financial measures in this prospectus provides information useful to investors in assessing our financial condition and results of operations. The GAAP measures most directly comparable to Adjusted EBITDA and distributable cash flow are net income and cash flow provided by operating activities. Adjusted EBITDA and distributable cash flow should not be considered as alternatives to net income, cash flow provided by operating activities or any other measure of financial performance or liquidity presented in accordance with GAAP. Adjusted EBITDA and distributable cash flow exclude some, but not all, items that affect net income and cash flow provided by operating activities and these measures may vary among other companies. As a result, Adjusted EBITDA and distributable cash flow may not be comparable to similarly titled measures of other companies. For a reconciliation of Adjusted EBITDA and distributable cash flow to their most directly comparable financial measures calculated in accordance with GAAP, please read "Selected Historical and Pro Forma Combined Consolidated Financial and Operating Data—Non-GAAP Financial Measures."

General Trends and Outlook

        Our business is subject to the key trends discussed below. We have based our expectations on assumptions made by us and on the basis of information currently available to us. To the extent our underlying assumptions about our interpretation of available information prove to be incorrect, our actual results may vary from our expected results. Please read "Risk Factors" for additional information about the risks associated with purchasing our common units.

  Availability of Gathering and Transportation Capacity

        The significant increase in the production of crude oil in the United States has surpassed the installation of gathering and transportation pipelines and created demand for alternative modes of gathering and transportation, such as trucks and railroads. We seek to leverage (i) the insights we gain from our relationships with our customers in our crude oil storage, gathering and transportation segment, who are active producers and marketers of crude oil, and (ii) our proprietary CAST software, which provides us with data on demand for crude oil transportation and logistics services, to optimize the utilization and guide the expansion of our fleet of crude oil gathering and transportation trucks.

  Supply of Crude Oil Storage Capacity

        An important factor in determining the value of our crude oil storage capacity and the rates we are able to charge for new contracts or contract renewals is whether a surplus or shortfall of crude oil storage capacity exists relative to the overall demand for crude oil storage services in a given market area. We currently have a long-term contract with the user of our crude oil storage capacity in Cushing, Oklahoma that has a remaining term of approximately 4.3 years as of March 31, 2013. We believe the demand for crude oil storage capacity in our market area will remain strong because of rising inland United States and Canadian production and the integral role that the Cushing interchange plays in facilitating the transfer of crude oil to refiners on the Gulf Coast.

  Production of Refined Products

        Access to lower cost crude oil supplies has enabled inland refineries to produce refined petroleum products at a cost that allows them to compete over a much broader geographic area with supply from refineries located on the Gulf Coast. This dynamic has resulted in significantly less flow of crude oil from the Gulf Coast to the Midwest and significantly more flow of refined petroleum products from the Midwest to the Gulf Coast. We believe the changing dynamics of crude oil production may offer opportunities to grow the throughput and value of our refined products terminals by completing projects to connect them to additional, less-expensive sources of product supply.

  Seasonality

        The retail propane business is seasonal because propane is used primarily for heating in residential and commercial buildings. The combination of our winter-weighted NGL sales business with our higher-margin, summer-weighted cylinder exchange business provides us with the ability to reduce the overall seasonal fluctuations in volumes and financial results to which our competitors are susceptible. The volume of propane sold is at its highest during the six-month peak heating season of October through March and is directly affected by the severity of the winter. For the year ended December 31, 2012, we sold approximately 58% of our retail, commercial and wholesale propane volumes during the first and fourth quarters of the year. The impact of seasonality on our operations is also expected to be mitigated by non-heating related demand throughout the year for power generation for oilfield services and for industrial applications.

  Weather

        Weather conditions have a significant impact on the demand for propane for both heating and agricultural purposes. Accordingly, the volume of propane used by our customers for this purpose is affected by the severity of winter weather in the regions we serve and can vary substantially from year to year while general economic conditions in the United States and the wholesale price of propane can have a significant impact on the correlation between weather and customer demand. Additionally, there is a natural time lag between the onset of cold weather and increased sales to customers. For the twelve months ended December 31, 2012, the weather in Texas, Oklahoma, New Mexico, Arizona and Arkansas, the five states in which our retail, commercial and wholesale NGL sales business operates, was 21% warmer than that of the prior year period in those states. According to the NOAA, the increase in overall temperatures in these five states has been consistent over the last three years. If these five states were to experience a cooling trend, we could expect demand for propane to increase, which could lead to greater sales and income.

  Commodity Prices

        Our fee-based services have minimal direct exposure to commodity prices. With respect to our margin-based services, increases or decreases in commodity prices will directly affect revenues generated and our cost of products sold. In order to manage our cost of propane, we enter into hedging arrangements on a rolling twelve-month basis on approximately 75% of the anticipated volumes from our long-term cylinder exchange contracts and approximately 25% of the anticipated volumes from our short-term contracts.

        All of our operations are indirectly affected by commodity prices. The volumes of crude oil and refined products we transport, terminal or store are indirectly affected by commodity prices because many of our customers have direct commodity price exposure. If our customers are negatively impacted by commodity price volatility, they may, among other things, decrease the amount of services that they purchase from us. The prices of crude oil and other commodities are inherently volatile and we expect this volatility to continue.

  Acquisition Opportunities

        We may acquire additional midstream infrastructure assets from JP Development or third parties. We have a right of first offer on JP Development's current and future asset portfolio and we plan to pursue strategic asset acquisitions from third parties to the extent such acquisitions complement our existing asset base or provide attractive potential returns in new areas. We believe that we will be well-positioned to acquire assets from JP Development and third parties should such opportunities arise, and identifying and executing acquisitions will be a key part of our strategy. However, if we do not make acquisitions on economically acceptable terms, our future growth will be limited, and the acquisitions we do make may reduce, rather than increase, our distributable cash flow.

  Interest Rates

        The credit markets have recently experienced near-record lows in interest rates. As the overall economy strengthens, it is likely that monetary policy will tighten, resulting in higher interest rates to counter possible inflation. If this occurs, interest rates on floating rate credit facilities and future offerings in the debt capital markets could be higher than current levels, causing our current or prospective financing costs to increase accordingly.

        In addition, there is a financing cost for current and prospective users of our crude oil storage facility to carry the cost of the inventory while it is stored. That financing cost is impacted by the cost of capital or interest rate incurred by the storage user as well as the commodity cost of the crude oil in inventory. The higher the financing cost, the lower the margin that will be left over from the price spread that was intended to be captured. Accordingly, a significant increase in interest rates could impact the demand for crude oil storage capacity independent of other market fundamentals. We currently have a long-term contract with the user of our crude oil storage facility with a remaining term of approximately 4.3 years as of March 31, 2013.

        Our implied distribution yield is a product of our common unit price and the level of our cash distributions. It is determined by dividing our annual cash distribution by our common unit price. Distribution yield is often used by investors to compare and rank related yield-oriented securities for investment decision-making purposes. Therefore, changes in interest rates, either positive or negative, may affect the yield requirements of investors who invest in our common units, and a rising interest rate environment could have an adverse impact on the price of our common units and our ability to issue additional equity to make acquisitions, reduce debt or use for other purposes.

Factors Affecting the Comparability of Our Financial Results

        Our results of operations may not be comparable to our historical results of operations for the following reasons:

  •
  General and administrative expenses.  We expect to incur additional personnel and related costs and incremental external general and administrative expenses of approximately $3.7 million annually as a result of being a publicly traded partnership, consisting of costs associated with SEC reporting requirements, tax return and Schedule K-1 preparation and distribution, independent auditor fees, investor relations activities, Sarbanes-Oxley Act compliance, stock exchange listing, registrar and transfer agent fees, incremental director and officer liability insurance and director compensation.

  •
  Financing.  As of March 31, 2013, we incurred interest expense on approximately $171.0 million of term and other borrowings, approximately $        million of which we anticipate will be repaid with proceeds from this offering. We therefore expect our level of borrowings and interest expense to be lower after the completion of this offering than in prior periods.

  •
  Acquisitions.  Acquisitions and the resulting changes to our business have been defining features since we began operations in 2010. The acquisitions of our initial crude oil gathering and transportation operations, our crude oil storage facility in Cushing, Oklahoma and our refined products terminals, all in the second half of 2012, transformed the magnitude and scope of our business and provided the initial assets and operations for our crude oil storage, gathering and transportation segment and our refined products terminaling and storage segment. As with our historical acquisitions, any future acquisitions could make year-to-year comparisons of our results of operations difficult. We may also incur substantial debt or issue additional equity interests to fund future acquisitions. The table below shows our acquisition history since the year ended December 31, 2010. Please read "Business—Our Acquisition History" for greater detail about our acquisition history.

JP Energy Partners LP Acquisitions Since 2010

		2011				2012				2013
	2010	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Total
Number of Acquisitions(1)	5	—	2	3	2	1	2	2	3	—	20

(1)
Does not include JP Development's acquisition of JP Energy Marketing, LLC (f/k/a Parnon Gathering LLC) in the third quarter of 2012.

Results of Operations

  Overview

        The following provides a summary of our results of operations for each of the years ended December 31, 2011 and 2012 and for each of the three months ended March 31, 2012 and 2013. The results of operations are discussed in further detail following this table.

	Year ended December 31,		Three months ended March 31,
	2011	2012	2012	2013
($ in thousands, unless otherwise noted)
Statement of Operations Data:
Revenue:
Crude oil storage, gathering and transportation	$—	$21,007	$—	$13,146
Refined products terminaling and storage	—	2,707	—	7,702
NGL distribution and sales	67,156	127,184	29,896	48,039

Total revenue	$67,156	$150,898	$29,896	$68,887
Costs and expenses:
Cost of sales, excluding depreciation and amortization:
Crude oil storage, gathering and transportation	—	10,040	—	6,859
Refined products terminaling and storage	—	974	—	2,702
NGL distribution and sales	49,048	78,523	22,592	27,508
Operating expenses	9,584	25,635	2,589	11,275
General and administrative	6,053	22,503	2,540	7,827
Depreciation and amortization	2,841	14,384	1,112	7,510
Loss on disposal of assets	68	482	6	203

Total costs and expenses	$67,594	$152,541	$28,839	$63,884

Operating income (loss)	$(438)	$(1,643)	$1,057	$5,003
Other income (expense):
Interest (expense)	$(633)	$(3,393)	$(330)	$(1,814)
Other income (expense), net	(95)	(184)	72	113

Income (loss) before income taxes	$(1,166)	$(5,220)	$799	$3,302
Income tax (expense)	(35)	(222)	(45)	(160)

Net income (loss)	$(1,201)	$(5,442)	$754	$3,142
Statement of Cash Flows Data:
Cash provided by (used in):
Operating activities	$(5,895)	$5,940	$3,094	$9,640
Investing activities	(26,860)	(286,182) (1)	(2,227)	(3,347)
Financing activities	34,825	280,204 (2)	137	(3,275)
Balance Sheet Data:
Cash and cash equivalents	$4,432	$4,394	$5,436	$7,412
Accounts receivable, net	12,246	23,936	10,341	22,463
Property, plant and equipment, net	27,720	178,290	27,806	176,962
Total assets	65,931	458,642	66,497	456,314
Total long-term debt (including current maturities)	16,948	167,739	18,941	170,986
Total partners' capital	41,466	264,574	40,962	262,717
Other Financial Data(3):
Adjusted EBITDA
Crude oil storage, gathering and transportation	$—	$6,976	$—	$3,637
Refined products terminaling and storage	—	1,318	—	4,240
NGL distribution and sales	6,216	14,929	3,772	7,926
Other(4)	(3,667)	(8,389)	(1,277)	(3,300)

Total Adjusted EBITDA	$2,549	$14,834	$2,495	$12,503
Distributable cash flow	$1,615	$11,200	$2,443	$10,763
Operating Data(5):
Crude oil storage, gathering and transportation (Bbl/d)(6)	—	23,049	—	17,702
Refined products terminaling and storage (Mgal/d)	—	2,455	—	2,619
NGL distribution and sales (Gal/d)	61,314	112,313	103,707	211,239

(1)
Cash used in investing activities for the year ended December 31, 2012 includes the cash consideration paid for third party acquisitions during the year ended December 31, 2012, as described in greater detail in "Liquidity and Capital Resources" within this section.

(2)
Cash provided by financing activities for the year ended December 31, 2012 includes the issuance of units and borrowings under our revolving credit facility to finance the purchase of certain third party acquisitions during the year ended December 31, 2012, as described in greater detail in "Liquidity and Capital Resources" within this section.

(3)
Adjusted EBITDA is a financial measure not presented in accordance with GAAP. For a definition of Adjusted EBITDA and distributable cash flow and a reconciliation to their most directly comparable financial measures calculated and presented in accordance with GAAP, please read "Selected Historical and Pro Forma Combined Consolidated Financial and Operating Data—Non-GAAP Financial Measures."

(4)
Includes general partnership expenses associated with managing all reportable segments.

(5)
Represents the average daily volume transported in our crude oil storage, gathering and transportation segment, the average daily throughput volume in our refined products terminaling and storage segment and the average daily sales volume in our NGL distribution and sales segment.

(6)
Excludes volumes hauled by third parties under our direction.

  Three Months Ended March 31, 2013 Compared to Three Months Ended March 31, 2012

        Revenues.    Revenues for the three months ended March 31, 2013 increased by $39.0 million, or 130%, to $68.9 million from $29.9 million for the three months ended March 31, 2012. This increase was primarily due to the additional revenues generated from seven acquisitions made subsequent to the first quarter of 2012. Revenues generated on a segment basis are set forth below.

  •
  Our crude oil storage, gathering and transportation segment generated $13.1 million in revenues for the three months ended March 31, 2013. These revenues were the result of the acquisition of our initial crude oil gathering and transportation business and our crude oil storage facility in Cushing, Oklahoma in July 2012 and August 2012, respectively. During the first quarter of 2013, our crude oil gathering and transportation business generated $9.5 million in revenues and transported an average of approximately 17,700 barrels of crude oil per day while our crude oil storage business generated $3.6 million in revenues. There are no comparative results for the three months ended March 31, 2012 in our crude oil storage, gathering and transportation segment because we acquired the businesses comprising this segment in the second half of 2012.

  •
  Our refined products terminaling and storage segment generated $7.7 million in revenues for the three months ended March 31, 2013. These revenues were the result of the acquisition of our refined products terminals in North Little Rock, Arkansas and Caddo Mills, Texas in November 2012. During the first quarter of 2013 the throughput volumes in this segment averaged approximately 2.6 million gallons per day. There are no comparative results for the three months ended March 31, 2012 in our refined products terminaling and storage segment because we acquired the business comprising this segment in the fourth quarter of 2012.

  •
  Our NGL distribution and sales segment's revenues for the three months ended March 31, 2013 increased by $18.1 million, or 61%, to $48.0 million from $29.9 million for the three months ended March 31, 2012. The sales volumes in this segment increased to an average of approximately 211,200 gallons per day for the three months ended March 31, 2013 from an average of approximately 103,700 gallons per day for the three months ended March 31, 2012. This increase was primarily due to a $22.4 million increase in revenues generated by four NGL-related acquisitions that were completed subsequent to the first quarter of 2012. Additionally, our existing NGL business had a decrease in revenues of $4.2 million and an increase in aggregate sales volumes of approximately 700 gallons per day.

        Cost of sales.    Cost of sales for the three months ended March 31, 2013 increased by $14.5 million, or 64%, to $37.1 million from $22.6 million for the three months ended March 31, 2012. This increase was primarily due to seven acquisitions made subsequent to the first quarter of 2012. Of the increase in cost of sales, acquisitions in our crude oil storage, gathering and transportation segment accounted for $6.9 million of the increase, our refined products terminaling and storage segment accounted for

$2.7 million of the increase and our NGL distribution and sales segment accounted for $11.5 million of the increase. This amount was partially offset by a $6.6 million decrease in the cost of sales of our existing retail, commercial and wholesale NGL sales business, primarily due to lower average retail and wholesale propane product costs, which was partially offset by greater volumes sold.

        Operating expense.    Operating expense for the three months ended March 31, 2013 increased by $8.7 million, or 335%, to $11.3 million from $2.6 million for the three months ended March 31, 2012. Of the increase in operating expense, acquisitions in our crude oil storage, gathering and transportation segment accounted for $1.6 million of the increase, our refined products terminaling and storage segment accounted for $0.6 million of the increase and our NGL distribution and sales segment accounted for $6.5 million of the increase.

        General and administrative expense.    General and administrative expense for the three months ended March 31, 2013 increased $5.3 million, or 212%, to $7.8 million from $2.5 million for three months ended March 31, 2012. Of the increase in general and administrative expense, acquisitions in our crude oil storage, gathering and transportation segment accounted for $1.1 million of the increase, our refined products terminaling and storage segment accounted for $0.1 million of the increase and our NGL distribution and sales segment accounted for $2.1 million of the increase. In addition, Other had a $2.0 million increase primarily due to professional fees associated with our acquisition activity and payroll expense for our corporate office due to an increase in headcount.

        Depreciation and amortization expense.    Depreciation and amortization expense for the three months ended March 31, 2013 increased $6.4 million, or 582%, to $7.5 million from $1.1 million for the three months ended March 31, 2012. This increase was primarily due to seven acquisitions made subsequent to the first quarter of 2012. This increase includes three months of depreciation and amortization expense activity for seven acquisitions during the first quarter of 2013 which was not included in our operations in the first quarter of 2012 and is consistent with our increase in depreciable and amortizable assets. Our property plant and equipment base increased from $27.8 million as of March 31, 2012 to $177.4 million as of March 31, 2013. Intangible assets subject to amortization increased from $11.3 million as of March 31, 2012 to $104.9 million as of March 31, 2013.

        Interest expense.    Interest expense for the three months ended March 31, 2013 increased $1.5 million, or 500%, to $1.8 million from $0.3 million for the three months ended March 31, 2012. This increase was primarily due to additional borrowings in 2012 related to seven acquisitions that were made subsequent to the first quarter of 2012. As of March 31, 2013, we had $171.0 million in total long-term debt (including current maturities) outstanding compared to $18.9 million of total long-term debt outstanding (including current maturities) as of March 31, 2012. This increase of $152.1 million was primarily due to an increase in revolver borrowings from $17.3 million as of March 31, 2012 to $161.4 million as of March 31, 2013. Additionally, we assumed the debt of our gathering and transportation business, which increased our total long-term debt (including current maturities) by $6.9 million as of March 31, 2013.

        Adjusted EBITDA.    Adjusted EBITDA for the three months ended March 31, 2013 increased by $10.0 million, or 400%, to $12.5 million from $2.5 million for the three months ended March 31, 2012. This increase was primarily due to the additional revenues generated from seven acquisitions made subsequent to the first quarter of 2012. Adjusted EBITDA on a segment basis is forth below.

  •
  Our crude oil storage, gathering and transportation segment's Adjusted EBITDA for the three months ended March 31, 2013 was $3.6 million. There are no comparative results for the three months ended March 31, 2012 because we acquired the businesses comprising our crude oil storage, gathering and transportation segment in the third quarter of 2012.

  •
  Our refined products terminaling and storage segment's Adjusted EBITDA for the three months ended March 31, 2013 was $4.2 million. There are no comparative results for the three months ended March 31, 2012 because we acquired the assets comprising our refined products terminaling and storage segment in the fourth quarter of 2012.

  •
  Our NGL distribution and sales segment's Adjusted EBITDA for the three months ended March 31, 2013 increased by $4.1 million, or 108%, to $7.9 million from $3.8 million for the three months ended March 31, 2012. This increase was primarily due to four NGL-related acquisitions that were completed subsequent to the first quarter of 2012.

  Year Ended December 31, 2012 Compared to Year Ended December 31, 2011

        Revenues.    Revenues for the year ended December 31, 2012 increased by $83.7 million, or 125%, to $150.9 million from $67.2 million for the year ended December 31, 2011. This increase was primarily due to significant acquisition activity in 2011 and 2012. Five of our eight acquisitions in 2012 were made prior to or at the start of August, which provided at least five months of revenue activity in our results for the year ended December 31, 2012 that were not included in our results for the year ended December 31, 2011. Our revenues for the year ended December 31, 2012 also included a full twelve months of activity related to seven acquisitions completed in the second half of 2011. Revenues generated on a segment basis are set forth below.

  •
  Our crude oil storage, gathering and transportation segment generated $21.0 million in revenues for the year ended December 31, 2012. These revenues were the result of the acquisition of our initial crude oil gathering and transportation operations and our crude oil storage facility in Cushing, Oklahoma in July 2012 and August 2012, respectively. For the year ended December 31, 2012, our crude oil gathering and transportation operations generated revenues of $15.0 million and transported an average of approximately 23,000 barrels of crude oil per day while our crude oil storage facility generated $6.0 million in revenues. There are no comparative results for the year ended December 31, 2011 in our crude oil storage, gathering and transportation segment because we acquired the businesses comprising this segment in the second half of 2012.

  •
  Our refined products terminaling and storage segment generated $2.7 million in revenues for the year ended December 31, 2012. These revenues were the result of the acquisition of our refined products terminals in North Little Rock, Arkansas and Caddo Mills, Texas in November 2012. Our throughput volumes in this segment during this same time period averaged approximately 2.5 million gallons per day. There are no comparative results for the year ended December 31, 2011 in our refined products terminaling and storage segment because we acquired the assets comprising this segment in the second half of 2012.

  •
  Our NGL distribution and sales segment's revenues for the year ended December 31, 2012 increased $60.0 million, or 89%, to $127.2 million from $67.2 million for the year ended December 31, 2011. This increase was primarily due to the ten NGL-related acquisitions completed between June 2011 and June 2012, including a $32.9 million increase directly attributable to the acquisition of our cylinder exchange business. In addition, the sales volumes in this segment increased from an average of approximately 61,300 gallons per day for the year ended December 31, 2011 to an average of approximately 112,300 gallons per day for the year ended December 31, 2012.

        Cost of sales.    Cost of sales for the year ended December 31, 2012 increased $40.5 million, or 83%, to $89.5 million, from $49.0 million for the year ended December 31, 2011. This increase was primarily due to five acquisitions made during or prior to August 2012. These acquisitions accounted for at least five months of cost of sales activity that was included in our results for the year ended December 31, 2012, but was not included in our operations for the year ended December 31, 2011. Our cost of sales for the year ended December 31, 2012 also included a full twelve months of activity related to seven acquisitions completed from June 2011 through the end of 2011. Of the increase in cost of sales, acquisitions in our crude oil storage, gathering and transportation segment accounted for $10.0 million of the increase, our refined products terminaling and storage segment accounted for $1.0 million of the increase and the acquisition of our cylinder exchange business in our NGL distribution and sales segment accounted for $10.7 million of the increase. The remaining $18.8 million increase in our cost of sales in our NGL distribution and sales segment was due to the multiple acquisitions made during the comparable periods.

        Operating expense.    Operating expense for the year ended December 31, 2012 increased $16.0 million, or 167%, to $25.6 million from $9.6 million for the year ended December 31, 2011. This increase was primarily due to five acquisitions made during or prior to August 2012. These acquisitions accounted for at least five months of operating expense activity that was included in our results for the year ended December 31, 2012, but was not included in our operations for the year ended December 31, 2011. Our operating expense for the year ended December 31, 2012 also included a full twelve months of activity related to seven acquisitions completed from June 2011 through the end of 2011. Of the increase in operating expense, acquisitions in our crude oil storage, gathering and transportation segment accounted for $3.2 million of the increase, our refined products terminaling and storage segment accounted for $0.3 million of the increase and the acquisition of our cylinder exchange business in our NGL distribution and sales segment accounted for $10.4 million of the increase. The remaining $2.1 million increase in our NGL distribution and sales segment was primarily due to the multiple acquisitions made during the comparable periods.

        General and administrative expense.    General and administrative expense for the year ended December 31, 2012 increased $16.4 million, or 269%, to $22.5 million from $6.1 million for the year ended December 31, 2011. This increase was primarily due to five acquisitions made during or prior to August 2012. These acquisitions accounted for at least five months of general and administrative expense activity that was included in our results for the year ended December 31, 2012, but was not included in our operations for the year ended December 31, 2011. Our general and administrative expense for the year ended December 31, 2012 also included a full twelve months of activity related to seven acquisitions completed from June 2011 through the end of 2011. Of the increase in general and administrative expense, acquisitions in our crude oil storage, gathering and transportation segment accounted for $0.8 million of the increase, our refined products terminaling and storage segment accounted for $0.2 million of the increase and the acquisition of our cylinder exchange business in our NGL distribution and sales segment accounted for $5.3 million of the increase. The additional $2.1 million increase in our NGL distribution and sales segment was primarily due to the multiple acquisitions made during the comparable periods. We had an additional $8.0 million increase in our general partnership expenses associated with managing all reportable segments. This increase was primarily the result of an increase in payroll headcount due to the acquisitions made in 2012 and 2011.

        Depreciation and amortization.    Depreciation and amortization expense for the year ended December 31, 2012 increased $11.6 million, or 414%, to $14.4 million from $2.8 million for the year ended December 31, 2011. This increase was primarily due to five acquisitions made during or prior to August 2012. This provided at least five months of depreciation and amortization expense activity that was included in our results for the year ended December 31, 2012, but was not included in our operations for the year ended December 31, 2011. Our depreciation and amortization expense for the year ended December 31, 2012 also included a full twelve months of activity related to seven acquisitions completed from June 2011 through the end of 2011, which is consistent with the increase in our depreciable and amortizable assets. Our property plant and equipment base increased from $27.7 million as of December 31, 2011 to $178.3 million as of December 31, 2012. Intangible assets subject to amortization increased from $10.9 million as of December 31, 2011 to $108.0 million as of December 31, 2012.

        Interest expense.    Interest expense for the year ended December 31, 2012 increased $2.8 million, or 467%, to $3.4 million from $0.6 million the year ended December 31, 2011. This increase was primarily due to additional borrowings related to five acquisitions made during 2012. As of December 31, 2012, we had $167.7 million of total long-term debt (including current maturities) outstanding compared to $16.9 million as of December 31, 2011. This increase of $150.8 million was due primarily an increase in borrowings under our revolving credit facility from $15.3 million as of December 31, 2011 to $157.4 million as of December 31, 2012. Additionally, we assumed the debt of our gathering and transportation business, which increased our total long-term debt (including current maturities) by $7.7 million in 2012.

        Adjusted EBITDA.    Adjusted EBITDA for the year ended December 31, 2012 increased by $12.3 million, or 492%, to $14.8 million from $2.5 million for the year ended December 31, 2011. This increase was primarily due to significant acquisition activity in 2011 and 2012. Five of our eight acquisitions in 2012 were made prior to or at the start of August 2012, which provided at least five months of Adjusted EBITDA activity in our results for the year ended December 31, 2012 that were not included in our results for the year ended December 31, 2011. Our Adjusted EBITDA for the year ended December 31, 2012 also included a full twelve months of activity related to seven acquisitions completed in the second half of 2011. Adjusted EBITDA generated on a segment basis are set forth below.

  •
  Our crude oil storage, gathering and transportation segment's Adjusted EBITDA for the year ended December 31, 2012 was $7.0 million. There are no comparative results for the year ended December 31, 2011 because we acquired the businesses comprising our crude oil storage, gathering and transportation segment in the third quarter of 2012.

  •
  Our refined products terminaling and storage segment's Adjusted EBITDA for the year ended December 31, 2012 was $1.3 million. There are no comparative results for the year ended December 31, 2011 because we acquired the assets comprising our refined products terminaling and storage segment in the fourth quarter of 2012.

  •
  Our NGL distribution and sales segment's Adjusted EBITDA for the year ended December 31, 2012 increased $8.7 million, or 140%, to $14.9 million from $6.2 million for the year ended December 31, 2011. This increase was primarily due to the ten NGL-related acquisitions made between June 2011 and June 2012.

Liquidity and Capital Resources

        Our principal liquidity requirements are to finance current operations, fund capital expenditures, including acquisitions from time to time, and to service our debt. Historically, our sources of liquidity included cash generated from operations, equity investments by ArcLight and borrowings under our revolving credit facility.

        Subsequent to this offering, we expect our sources of liquidity to include:

  •
  cash generated from operations;

  •
  a portion of the proceeds from this offering to replenish working capital;

  •
  borrowings under our amended and restated revolving credit facility; and

  •
  issuances of debt and equity.

        We believe that cash on hand, cash generated from operations and availability under our revolving credit facility will be adequate to meet our operating needs, our planned short-term capital and debt service requirements and our cash distribution requirements. We believe that future internal growth projects or potential acquisitions will be funded primarily through borrowings under our revolving credit facility or through issuances of debt and equity securities.

  Distributions

        During the years ended December 31, 2011 and 2012, we paid quarterly distributions to our unitholders in the amounts of $0.8 million and $7.8 million, respectively. Following the completion of this offering, we intend to pay a minimum quarterly distribution of $            per unit per quarter, which equates to $             million per quarter, or $ million per year, based on the number of common and subordinated units to be outstanding immediately after completion of this offering. We do not have a legal obligation to pay this distribution, except as provided in our partnership agreement. Please read "Cash Distribution Policy and Restrictions on Distributions."

  Revolving Credit Facility

        On December 23, 2011, we entered into a credit agreement with Wells Fargo Bank, NA, as administrative agent (as amended our "revolving credit facility"). Our revolving credit facility has a maturity date of December 23, 2015 and initially consisted of a $50.0 million revolving line of credit, which included a sub-limit of up to $2.0 million for letters of credit. Our revolving credit facility was amended on June 5, 2012 to increase the commitment to $60.0 million and on September 6, 2012 to increase the commitment to $200.0 million. Substantially all of our assets are pledged as collateral under our revolving credit facility. Our revolving credit facility contains customary covenants, including, among others, those that restrict our ability to make or limit certain payments, distributions, acquisitions, loans, or investments, incur certain indebtedness or create certain liens on our assets. We were not in compliance with certain covenants during 2012 and the first quarter of 2013, including annual reporting requirements for the fiscal year ended December 31, 2012, making acquisitions without satisfying a leverage ratio covenant and making distributions related to the third and fourth quarters of 2012 without satisfying a financial leverage covenant. In April 2013, we obtained waivers for these matters. We are currently in compliance with all covenant requirements. As of March 31, 2013 we had $161.4 million of outstanding borrowings thereunder and a remaining borrowing capacity of $38.4 million.

        At or prior to the closing of this offering, we expect to amend and restate our existing credit agreement to increase the commitments under our revolving credit facility to $             million (our "amended and restated revolving credit facility"). Our amended and restated revolving credit facility will mature in                        and borrowings thereunder will bear interest at a variable rate per annum equal to the lesser of LIBOR or the Base Rate, as the case may be, plus the Applicable Margin (LIBOR, Base Rate and Applicable Margin each as will be defined therein). Under our amended and restated revolving credit facility, in addition to the uses described in "Use of Proceeds," we expect that borrowings thereunder may be used for (i) the refinancing and repayment of certain existing indebtedness, (ii) working capital and other general partnership purposes, (iii) capital expenditures and (iv) future acquisitions. Borrowings under our amended and restated revolving credit facility will be secured by a first-priority lien on and a security interest in substantially all of our assets. Our amended and restated revolving credit facility will contain customary covenants, including restrictions on our ability to incur additional indebtedness, make certain investments, loans or advances, make distributions to our unitholders, make dispositions or enter into sales and leasebacks, or enter into a merger or sale of our property or assets, including the sale or transfer of interests in our subsidiaries.

        The events that constitute an event of default under our amended and restated revolving credit facility are expected to be customary for loans of its size and type.

  Cash Flow

        Cash provided by (used in) operating activities, investing activities and financing activities for the applicable periods were as follows:

	Year Ended December 31,		Three Months Ended March 31,
($ in thousands)	2011	2012	2012	2013
Operating activities	$(5,895)	$5,940	$3,094	$9,640
Investing activities	(26,860)	(286,182)	(2,227)	(3,347)
Financing activities	34,825	280,204	137	(3,275)

  Three Months Ended March 31, 2013 Compared to Three Months Ended March 31, 2012

        Cash provided by operating activities.    Cash provided by operating activities was $9.6 million for the three months ended March 31, 2013 compared to $3.1 million for the three months ended March 31, 2012. The change in cash provided by operating activities was primarily a result of a $6.7 million increase in non-cash expense, which is included in the $2.4 million increase in net income. The primary increases in non-cash expenses was a $6.4 million increase in depreciation and amortization expense related to the assets associated with seven acquisitions made subsequent to the first quarter of 2012.

        Cash used in investing activities.    Cash used in investing activities was $3.3 million for the three months ended March 31, 2013 compared to $2.2 million for the three months ended March 31, 2012. The change in cash used in investing activities was primarily the result of a $2.9 million increase in capital expenditures associated with expanding our business, offset by reduced acquisition spending of $1.8 million in the first quarter of 2013.

        Cash provided by (used in) financing activities.    Cash provided by (used in) financing activities was $(3.3) million for the three months ended March 31, 2013 compared to $0.1 million for the three months ended March 31, 2012. The change in cash provided by (used in) financing activities was primarily the result of a $3.7 million increase in equity distributions and $3.0 million of payments on our revolving credit facility in the first quarter of 2013, partially offset by a $5.0 million increase in borrowings under our revolving credit facility.

  Year Ended December 31, 2012 Compared to Year Ended December 31, 2011

        Cash provided by (used in) operating activities.    Cash provided by (used in) operating activities was $5.9 million for the year ended December 31, 2012 compared to $(5.9) million for the year ended December 31, 2011. The change in cash provided by (used in) operating activities was primarily the result of a $14.8 million increase in non-cash expense, which is included in the $4.2 million increase in net loss. The primary increases in non-cash expenses were (i) an $11.5 million increase in depreciation and amortization expense related to the assets associated with seven acquisitions made subsequent to the first quarter of 2012 and (ii) a $2.5 million increase in unit-based compensation expense related to unit grants to new and existing executives.

        Cash used in investing activities.    Cash used in investing activities was $286.2 million for the year ended December 31, 2012 compared to $26.9 million for the year ended December 31, 2011. The change in cash used in investing activities was primarily the result of an increase in acquisition activity of $246.7 million and a $12.0 million increase in capital expenses associated with expanding our business.

        Cash provided by financing activities.    Cash provided by financing activities was $280.2 million for the year ended December 31, 2012 compared to $34.8 million for the year ended December 31, 2011. The change in cash provided by financing activities was primarily the result of a $127.6 million increase in borrowings under our revolving credit facility and a $116.8 million increase from the issuance of units that were primarily used to fund acquisitions.

  Capital Expenditures

        Capital expenditures were $26.9 million and $286.2 million for the years ended December 31, 2011 and 2012, respectively. Our capital spending program is focused on expanding our fleet of crude oil gathering and transportation trucks, maintaining our fleet and storage assets and maintaining and updating our information systems. Capital expenditure plans are generally evaluated based on return on investment and estimated incremental cash flow. In addition to annually recurring capital expenditures, potential acquisition opportunities are evaluated based on their anticipated return on invested capital, accretive impact to operating results and strategic fit.

        Historically, we have not made a distinction between maintenance capital expenditures and expansion capital expenditures. Under our partnership agreement, maintenance capital expenditures are capital expenditures made to maintain our operating income or operating capacity, while expansion capital expenditures are capital expenditures that we expect will increase our operating income or operating capacity over the long-term. Examples of maintenance capital expenditures are those made to replace partially or fully depreciated assets, to maintain the existing operating capacity of our assets and to extend their useful lives, or other capital expenditures that are incurred in maintaining existing system volumes and related cash flows. In contrast, expansion capital expenditures are those made to acquire additional assets to grow our business, to expand and upgrade our systems and facilities and to construct or acquire similar systems or facilities.

        We have budgeted $37.8 million in capital expenditures for the year ending December 31, 2013, of which $28.3 million represents expansion capital expenditures, which are expected to relate primarily to the western expansion of our NGL cylinder exchange business and $9.5 million of which is expected to relate primarily to fleet replacements and general maintenance. As of March 31, 2013, we have spent approximately $3.3 million of our $37.8 million expected capital expenditures for the year ending December 31, 2013.

        We anticipate that our capital expenditures will be funded primarily with cash from operations and borrowings under our revolving credit facility. Following this offering, we expect that we will rely primarily upon external financing sources, including borrowings under our amended and restated revolving credit facility and the issuance of debt and equity securities, to fund any significant future expansion capital expenditures.

  Contractual Obligations

        A summary of our contractual obligations as of December 31, 2012 is as follows:

($ in thousands)	Less Than 1 Year	2-3 Years	4-5 Years	More Than 5 Years	Total
Long-term debt obligations(1)	$2,973	$162,237	$2,529	$—	$167,739
Capital lease obligations(2)	269	313	155	71	808
Operating lease obligations	1,313	1,706	1,256	1,326	5,601

Total	$4,555	$164,256	$3,940	$1,397	$174,148

(1)
Does not reflect that upon the closing of this offering we expect to (i) repay $           million of the debt outstanding under our existing revolving credit facility and (ii) incur long-term debt under our amended and restated revolving credit facility of $           million, which will be used to make a distribution to our existing equityholders as described in "Use of Proceeds." We expect the initial interest rate under our amended and restated revolving credit facility to be 3.0%.

(2)
Represents future minimum lease payments under non-cancelable operating and capital leases related to various buildings, land, storage facilities, transportation vehicles and office equipment. See Note 9—Capital Leases and Other Short Term Debt and Note 14—Commitments and Contingencies to our audited consolidated financial statements for more detail about our lease obligations.

  Off Balance Sheet Arrangements

        We have not entered into any transactions, agreements or other contractual arrangements that would result in off balance sheet liabilities, except for operating lease commitments as disclosed in the contractual obligations table above.

  Working Capital

        Our working capital is the amount by which our current assets exceed our current liabilities and is a measure of our ability to pay our liabilities as they come due. Our working capital was $20.7 million, $15.2 million and $12.5 million as of March 31, 2013, December 31, 2012 and December 31, 2011, respectively.

        Our working capital requirements have been and will continue to be primarily driven by changes in accounts receivable and accounts payable, which generally fluctuate with changes in the market prices of commodities that we buy and sell in the ordinary course of our business. Other factors impacting changes in accounts receivable and accounts payable could include the timing of collections from customers and payments to suppliers, as well as our level of spending for maintenance and growth capital expenditures. A material adverse change in our operations or available financing under our revolving credit facility could impact our ability to fund our working capital requirements for liquidity and capital resources.

        The $5.5 million increase in working capital from December 31, 2012 to March 31, 2013 was primarily a result of the following factors:

  •
  a $3.0 million increase in cash primarily due to increased cash flows generated from operations; and

  •
  a $1.3 million decrease in capital leases and short-term debt due to payment of the short-term debt obligation.

        The $2.7 million increase in working capital from December 31, 2011 to December 31, 2012 was primarily a result of the following factors:

  •
  a $11.7 million increase in accounts receivable primarily due to eight acquisitions consummated during the year ended December 31, 2012;

  •
  a $6.9 million increase in prepaid expense and other current assets primarily due to a $3.4 million increase in prepaid insurance, an increase of approximately $2.7 million from acquisitions during the year ended December 31, 2012, a $0.6 million increase in vendor deposits and a $0.2 million commodity derivative;

  •
  a $13.3 million increase in accounts payable and accrued liabilities primarily due to eight acquisitions during the year ended December 31, 2012; and

  •
  a $2.9 million increase in debt obligations primarily due to the assumption of debt in connection with an acquisition in the third quarter of 2012 that is characterized as current on our balance sheet.

  Qualitative and Quantitative Disclosures About Market Risk

        Commodity price risk.    Market risk is the risk of loss arising from adverse changes in market rates and prices. As we do not do not take title to any of the crude oil that we handle, and the sale of excess volumes in our refined products terminaling business comprised less than 2% and 8% of our total revenue for the year ended December 31, 2012 and the three months ended March 31, 2013, respectively, we have minimal direct exposure to risks associated with fluctuating commodity prices. The supply contracts in our NGL distribution and sales segment typically provide for pricing based upon (i) index formulas using the current prices established at a major storage point such as Mont Belvieu, Texas, or Conway, Kansas or (ii) posted prices at the time of delivery. Our long-term cylinder exchange agreements typically permit us to adjust our prices after the first year of the contract while our short-term cylinder exchange agreements allow us to pass our costs on to our customers and thereby minimize our commodity price exposure. In order to manage our cost of propane, we enter into hedging arrangements on a rolling twelve-month basis on approximately 75% of the anticipated volumes from our long-term cylinder exchange contracts and approximately 25% of the anticipated volumes from our short-term contracts.

        We have prepared a sensitivity analysis to estimate the exposure to market risk of our propane commodity positions. Forward contracts outstanding as of December 31, 2012 and March 31, 2013 that were used in our risk management activities were analyzed assuming a hypothetical 10% adverse change in prices for the delivery month for propane. The potential loss in earnings from these positions due to a 10% adverse movement in market prices of propane was estimated at $0.8 million and $0.6 million as of December 31, 2012 and March 31, 2013, respectively. The preceding hypothetical analysis is limited because changes in prices may or may not equal 10% and actual results may differ.

        Interest rate risk.    Debt that we incur under our amended and restated revolving credit facility will bear interest at a variable rate and will expose us to interest rate risk. From time to time, we may use certain derivative instruments to hedge our exposure to variable interest rates. At present, $75 million of our outstanding debt is economically hedged with interest rate swaps over three years with a weighted average interest rate of 0.48% plus an applicable margin. A hypothetical increase or decrease in interest rates of 1.0% would have increased or decreased, respectively, our interest expense by $1.6 million for each of the three months ended March 31, 2013 and the year ended December 31, 2012.

        We do not hold or purchase financial instruments or derivative financial instruments for trading purposes.

Internal Controls and Procedures

        Prior to the completion of this offering, we have been a private entity with limited accounting personnel and other supervisory resources to adequately execute our accounting processes and address our internal control over financial reporting. In connection with the audit of our financial statements for the year ended December 31, 2011, our independent registered public accounting firm identified material weaknesses in internal control over financial reporting relating to accounting resources and policies (including maintaining an effective control environment), accounting for business combinations and information technology. A "material weakness" is a deficiency, or combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. We did not have sufficient personnel with an appropriate level of accounting knowledge and experience commensurate with our financial reporting requirements. As a result, we did not design and maintain formal accounting policies and formal review controls. We did not design and maintain effective controls over accounting for business combinations, including controls related to the valuation of assets acquired and liabilities assumed, and the integration of the businesses by applying consistent accounting policies. We did not design and maintain adequate policies and procedures with respect to the primary components of information technology general controls, including the approval and review of access controls, system implementation and migration controls, and change management controls. These material weaknesses resulted in audit adjustments in the years ended December 31, 2012 and 2011, and a restatement of our financial statements for the year ended December 31, 2011. As of December 31, 2012, these material weaknesses still existed as we had not designed, implemented and tested internal controls to fully remediate them.

        Prior to the completion of our audit for the year ended December 31, 2012, we began to implement new accounting processes and control procedures, including a new general ledger. We have also hired additional personnel with more technical accounting experience, including a new controller, a new director and manager of public reporting and a new internal audit manager, and we have engaged and will continue to engage an outside consultant to provide accounting and financial reporting services, and we will continue to engage a third party valuation expert, while we fully build out our internal accounting team. We cannot assure you that the measures we have taken to date, or any measures we may take in the future, will be sufficient to remediate the material weaknesses described above or avoid potential future material weaknesses.

        While we have begun the process of evaluating the design and operation of our internal control over financial reporting, we are in the early phases of our review and will not complete our review until after this offering is completed. We cannot predict the outcome of our review at this time. During the course of the review, we may identify additional control deficiencies, which could give rise to other material weaknesses, in addition to the material weaknesses described above. Each of the material weaknesses described above or any newly identified material weakness could result in a misstatement of our accounts or disclosures that would result in a material misstatement of our annual or interim consolidated financial statements that would not be prevented or detected.

        We are not currently required to comply with the SEC's rules implementing Section 404 of the Sarbanes Oxley Act of 2002, or Sarbanes-Oxley, and are therefore not required to make a formal assessment of the effectiveness of our internal control over financial reporting for that purpose. Upon becoming a publicly traded partnership, we will be required to comply with the SEC's rules implementing Sections 302 and 404 of Sarbanes Oxley, which will require our management to certify financial and other information in our quarterly and annual reports and provide an annual management report on the effectiveness of our internal control over financial reporting. Although we will be required to disclose changes made to our internal control over financial reporting and procedures on a quarterly basis, we will not be required to make our first annual assessment of our internal control over financial reporting pursuant to Section 404 until the fiscal year ending December 31, 2014. In order to have effective control over financial reporting, we will need to implement additional internal controls, reporting systems and procedures and hire additional accounting, finance and legal staff. Pursuant to the JOBS Act, our independent registered public accounting firm will not be required to formally attest to the effectiveness of our internal control over financial reporting until the later of the year following our first annual report required to be filed with the SEC or the date we are no longer an "emerging growth company," which may be up to five full fiscal years following this offering.

        Given the difficulties inherent in the design and operation of internal control over financial reporting, in addition to our limited accounting personnel and management resources, we can provide no assurance as to our, or our independent registered public accounting firm's, future conclusions about the effectiveness of our internal control over financial reporting, and we may incur significant costs in our efforts to comply with Section 404. Any failure to implement and maintain effective internal control over financial reporting will subject us to regulatory scrutiny and a loss of confidence in our reported financial information, which could have an adverse effect on our business and would likely have a negative effect on the trading price of our common units.

 Critical Accounting Policies and Estimates

        Our significant accounting policies are described in note 2 to our audited consolidated financial statements appearing elsewhere in this prospectus. We prepare our consolidated financial statements in conformity with accounting principles generally accepted in the United States, and in the process of applying these principles, we must make judgments, assumptions and estimates based on the best available information at the time. To aid a reader's understanding, management has identified our critical accounting policies. These policies are considered critical because they are both most important to the portrayal of our financial condition and results, and require our most difficult, subjective or complex judgments. Often they require judgments and estimation about matters which are inherently uncertain and involve measuring, at a specific point in time, events which are continuous in nature. Actual results may differ based on the accuracy of the information utilized and subsequent events, some over which we may have little or no control.

  Revenue Recognition

        We recognize revenue when persuasive evidence of an arrangement exists, delivery has occurred and/or services have been rendered, the seller's price to the buyer is fixed and determinable and collectability is reasonably assured.

  Crude oil gathering, transportation and storage

        We generate crude oil storage revenues pursuant to a long-term contract with one customer by charging a fixed monthly fee per barrel of storage capacity that is not contingent on actual usage of storage tanks. The majority of our crude oil gathering and transportation revenues are generated pursuant to two long-term contracts that provide for a customer fee, based on the volume of crude oil gathered and distance transported.

        Revenues generated from the transportation and storage of crude oil are recognized when the services are provided. Revenues generated from gathering and transportation of crude oil are recognized upon delivery of the product, and when payment has either been received or collection is reasonably assured. Revenues generated from the storage of crude oil are recognized in the period that the services are provided. Historically, for certain crude oil gathering and transportation arrangements, we purchased crude oil from, and sold crude oil to, the same counterparty at a fixed price. Such transactions were entered in contemplation of one another and are presented on a net basis in the accompanying statements of operations.

  Refined products terminaling and storage

        We generate fee-based revenues with longstanding customers under contracts that, consistent with industry practice, typically contain evergreen provisions after an initial term of six months to two years. Revenues are also generated by selling excess refined products that result from blending, additization and inventory control processes.

        Revenues from refined products are recognized as products are delivered by or stored by us.

  NGL distribution and sales

        Revenues from the sale of NGLs are recognized in the period that the products are delivered. Revenues from NGLs are determined by charging a price per gallon of propane consisting of a pass through of the propane product supply, transportation, handling and storage costs plus a margin, and also through the exchange of propane-filled cylinders at an agreed upon contract price.

        Revenue-related taxes collected from customers and remitted to taxing authorities, principally sales and use taxes, are presented on a net basis within the consolidated statements of operations.

  Impairment of Long-Lived Assets

        Long-lived assets such as property, plant and equipment, and acquired intangible assets subject to depreciation and amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If circumstances require a long-lived asset or asset group to be tested for possible impairment, we first compare undiscounted cash flows expected to be generated by that asset or asset group to its carrying value. If the carrying value of the long-lived asset or asset group is not recoverable on an undiscounted cash flow basis, impairment is recognized to the extent that the carrying value exceeds its fair value. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values and third-party independent appraisals, as considered necessary.

  Goodwill and Intangible Assets

        We apply Accounting Standards Codification ("ASC") 805, "Business Combinations," and ASC 350, "Intangibles—Goodwill and Other," to account for goodwill and intangible assets. In accordance with these standards, we amortize all definite lived intangible assets over their respective estimated useful lives, while goodwill has an indefinite life and is not amortized. We review finite lived intangible assets subject to amortization for impairment whenever events or circumstances indicate that the associated carrying amount may not be recoverable.

        Goodwill is not amortized but is tested for impairment at least annually, or more frequently whenever a triggering event or change in circumstances occurs, at the reporting unit level. A reporting unit is the operating segment or business one level below the operating segment if discrete financial information is prepared and regularly reviewed by segment management. We are required to recognize an impairment charge if the carrying amount of the reporting unit exceeds its fair value.

        Management uses all available information to make this fair value determination, including the present values of expected future cash flows using discount rates commensurate with the risks involved in the assets and observed market multiples of operating cash flows and net income. In addition, if the estimated fair value of the reporting unit is less than the book value (including the goodwill), further management judgment must be applied in determining the fair values of individual assets and liabilities for purposes of the hypothetical purchase price allocation. No provision for goodwill or other intangible asset impairments was recorded during 2011 or 2012. However, a lower fair value estimate in the future could result in an impairment. After the offering, our unit price and associated total company market capitalization will also be considered in the determination of reporting unit fair value. A prolonged or significant decline in our unit price could provide evidence of a need to record a material impairment of goodwill.

  Risk Management Activities and Derivative Financial Instruments

        We have established comprehensive risk management policies and procedures to monitor and manage the market risks associated with commodity prices, counterparty credit and interest rates. The board of directors of our general partner is responsible for the overall management of these risks, including monitoring exposure limits. We do not enter into derivative instruments for any purpose other than economic commodity pricing and interest rate hedging. We enter into commodity forward and swap contracts to hedge exposures to market fluctuations in propane prices and interest rate swap contracts to hedge exposures to variable interest rate risk. These derivative contracts are reported in the consolidated balance sheets at fair value with changes in fair value recognized in cost of sales and interest expense in the consolidated statements of operations. We estimate the fair value of our derivative contracts using industry standard valuation models using market-based observable inputs, including commodity pricing and interest rate curves. Changes in the methods used to determine the fair value of these contracts could have a material effect on our consolidated balance sheets and consolidated statements of operations. For further discussion of derivative contracts, see note 11 to our consolidated financial statements. We do not anticipate future changes in the methods used to determine the fair value of these derivative contracts.

  Business Combinations

        When a business is acquired, we allocate the purchase price to the various components of the acquisition based upon the fair value of each component using various valuation techniques, including the market approach, income approach and/or cost approach. ASC 805, Business Combinations, requires most identifiable assets, liabilities, noncontrolling interests and goodwill acquired to be recorded at fair value. Transaction costs related to the acquisition of the business are expensed as incurred. Costs associated with the issuance of debt associated with a business combination are capitalized and included as a yield adjustment to the underlying debt's stated rate. Acquired intangible assets other than goodwill are amortized over their estimated useful lives unless the lives are determined to be indefinite.

  Equity-Based Compensation

        ASC 718, Stock compensation, requires all share-based payments to employees to be recognized in the financial statements, based on the fair value on the grant date, date of modification or end of the period, as applicable, and recognized in earnings over the requisite service period. Depending upon the settlement terms of the awards, all or a portion of the fair value of equity-based awards may be presented as equity in the consolidated balance sheets. Equity-based compensation costs associated with the portion of awards classified as equity are measured based upon their estimated fair value on the date of grant or modification. We estimate the fair value of our common units by dividing the estimated total enterprise value by the number of outstanding units. Estimated total enterprise value was determined using the income approach of discounting the estimated future cash flow to its present value. We also estimated a 10% forfeiture rate in calculating the unit-based compensation expense.

  Emerging Growth Company

        We are an "emerging growth company" pursuant to the JOBS Act. The JOBS Act provides that an emerging growth company may delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have elected to take advantage of this exemption and, therefore, may adopt new or revised accounting standards at the time those standards apply to private companies. As a result of our election to take advantage of this transition period, our financial statements may not be comparable to those of companies that comply with public company effective dates for the adoption of new or revised accounting standards. This election had no impact on the combined financial statements included in this prospectus.

INDUSTRY

General

        Our operations consist of (i) crude oil storage, gathering and transportation services provided to producers, marketers and refiners of crude oil, (ii) refined products terminaling and storage, which has major oil companies and refiners as customers and (iii) NGL distribution and sales through our cylinder exchange business and our retail, commercial and wholesale NGL sales business. Our affiliate, JP Development, provides crude oil gathering, transportation and marketing services to third parties.

        The following diagram depicts the segments of the crude oil and refined products value chain as well as our participation in the crude oil and refined products industry:

        The services we and other companies with similar operations provide are generally classified into the categories we describe in this "Industry" section. As indicated above, we do not currently provide all of these services, although we may do so in the future.

Crude Oil Market Trends

        Crude oil pricing is generally quoted in reference to the classification of the crude, which is based on certain physical characteristics, the source of its production and the major trading hub with which it is associated. Relevant classifications of crude oil include:

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  West Texas Intermediate (WTI) is a grade of crude oil that is described as light because of its relatively low density, and sweet because of its low sulfur content. Cushing, Oklahoma is a major trading hub for WTI and has been the delivery point for crude contracts, and therefore the price settlement point, on the New York Mercantile Exchange (NYMEX) for over three decades.

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  Louisiana Light Sweet (LLS) is a major benchmark for sweet light crude oil that is sourced from the Gulf Coast region. It has a slightly higher density and slightly lower sulfur content than WTI.

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  Brent crude oil (Brent) is a major trading classification of sweet light crude comprised of Brent, Forties and Oseberg and Ekofisk, which are types of crude blends sourced from the North Sea. The Intercontinental Exchange (ICE) is a major trading hub for Brent crude. Petroleum suppliers in Europe, Africa and the Middle East often set prices for Brent crude according to its value on the ICE if it is being sold in the West.

        Over the last five years, benchmark WTI crude oil has doubled in price, rising from approximately $45 per barrel at year-end 2008 to $92 per barrel at year-end 2012.

        The crude oil and refined product market within the United States is divided geographically into five Petroleum Administration for Defense Districts, or PADDs. The map below shows the movement of crude oil as well as petroleum products between PADDs.

2012 Aggregate Crude Oil and Petroleum Products Movements Between PAD Districts (Mbbls)

    Source: EIA—Movements Between PAD Districts

        Due to advances in unconventional drilling technology and improved drilling economics, crude oil production in the United States has increased by 30%, from approximately 5,000 Mbbls per day in 2008 to more than 6,500 Mbbls per day in 2012, with the Midwest and Rockies (PADDs 2 and 4) regions representing 24% of 2012 production, according to the EIA. NGL production in the United States has followed a similarly strong growth trajectory, increasing 34% from approximately 1,800 Mbbls per day in 2008 to approximately 2,400 Mbbls per day in 2012, with the Midwest and Rockies regions representing 34% of 2012 production. Growing crude oil production in the land-locked interior of North America has resulted in crude oil prices in these regions generally being lower than prices on the Gulf Coast, where domestic and imported crude oil has traditionally been delivered. Because of this new supply dynamic, price differentials now provide a strong incentive for increasing crude oil movements out of the Midwest, even using alternative modes of transportation such as rail and trucks. By way of example, crude volumes transported via pipeline from the Midwest (PADD 2) to the Gulf Coast (PADD 3) have risen from 54 Mbbls per day in 2008 to 206 Mbbls per day in 2012. In addition, with access to lower cost crude oil supplies, inland refineries have experienced attractive economics producing competitively priced refined petroleum products relative to the Gulf Coast and other regions in the United States. This dynamic has resulted in significantly less flow of crude oil from the Gulf Coast to the Midwest and significantly more flow of refined petroleum products from the Midwest to the Gulf Coast. Illustrating this phenomenon, the flow of crude oil from the Gulf Coast to the Midwest has decreased from 1,479 Mbbls per day in 2008 to 941 Mbbls per day in 2012, and the flow of petroleum products from the Midwest to the Gulf Coast has risen from 283 Mbbls per day in 2008 to 531 Mbbls per day in 2012.

        The following table shows the historical price differentials among WTI, LLS and Brent. LLS and Brent crude oils have traded at a premium to WTI crude oil, which serves as a proxy for crude oil sourced from the Mid-Continent region, over the last few years. The differential between WTI and LLS averaged $17.61 in 2012. The differential between WTI and Brent averaged $18.53 in 2012.

 Crude Oil Price Differentials

Shifting Refinery Dynamics

        Recent refinery dynamics reflect shifts in crude production. To take advantage of increased production, overall refinery utilization in the United States has risen from 82.9% in 2009 to 88.8% in 2012. Refining activity has increased in areas where we currently have operations. Midwest (PADD 2) refinery crude input has increased approximately 10% from 3,135 Mbbls per day in 2009 to 3,438 Mbbls per day in 2012. Similarly, Gulf Coast (PADD 3) refinery crude input has increased approximately 10% from 7,020 Mbbls per day in 2009 to 7,727 Mbbls per day in 2012.

Key Areas of Operation

        We are positioned to serve numerous areas primarily in North Dakota, Texas and Oklahoma (PADDs 2 and 3). A few of the key hydrocarbon-producing areas that we are strategically located to serve include the Bakken shale, Powder River Basin, Niobrara shale, Eagle Ford shale, Granite Wash play, Mississippian Lime play and Permian Basin.

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  Bakken shale.  The Bakken formation is one of the largest contiguous formations in the world, spanning about 30,000 square miles across North Dakota, Montana and Canada. It was the first commercial tight oil play in the United States and as of December 2012 accounted for 11% of the daily crude oil production in the United States. Near the end of 2012, Wood Mackenzie, an energy industry research and consulting firm, reported production reaching 771 MBoe per day, up from approximately 300 MBoe per day at the beginning of 2011. Bakken formation wells have an expected life of 30 years.

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  Niobrara shale.  The Niobrara shale, which underlies a portion of the Denver-Julesburg Basin, is located primarily within the Rocky Mountain region and covers approximately 5,100 square miles across Colorado, Wyoming, Nebraska, Kansas and New Mexico. In recent years, operators have targeted the Niobrara shale for oil production in and around the Wattenberg field and the Colorado Mineral belt to the Northwest. Crude oil production has grown from 2 Mbbls per day in 2009 to 51 Mbbls per day in 2012. The typical well life across the oil and gas plays in the Niobrara is approximately 30 years.

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  Powder River Basin.  The Powder River Basin spans across approximately 34,000 square miles in northeast Wyoming and southeast Montana. While production is currently dominated by coalbed methane, the focus of development has shifted to horizontal drilling in liquids-rich plays like the Niobrara. The shift to liquids-rich development fueled the increase of crude oil production in the region from 34 Mbbls per day in 2008 to 54 Mbbls per day in 2012. These horizontal wells targeting liquids production have average lives of approximately 20 years.

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  Eagle Ford shale.  According to Wood Mackenzie, the Eagle Ford shale region spans across 14 counties in South Texas and covers over 11,000 square miles. It is characterized by having three distinct "windows," the oil, condensate and gas windows. Wood Mackenzie reports production in the Eagle Ford shale region has grown rapidly, from 6 MBoe per day in 2009 to 995 MBoe per day in 2012. In 2012, the Eagle Ford shale region was responsible for approximately 8% of crude production in the United States. In 2012, the Eagle Ford ranked first in capital expenditure spending among unconventional plays in the United States with approximately $25 billion. The horizontal wells in this region have expected production lives averaging approximately 25 years across all three windows.

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  Granite Wash play.  The Granite Wash play spans across 4,765 square miles and is located primarily in western Oklahoma and the northeastern Texas Panhandle. Tight gas has been harnessed in the region for decades, but horizontal drilling has rejuvenated the play and is the source of projected growth. Because the play is predominately NGL-rich gas, Wood Mackenzie estimates production increased by 18% from approximately 1,800 MMcfe per day in 2011 to 2,115 MMcfe per day 2012. The horizontal wells in this play have expected production lives averaging approximately 25 years.

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  Mississippian Lime play.  The Mississippian Lime play, which underlies the Anadarko Basin, is located primarily within the Mid-Continent area and covers approximately 36,000 square miles across northern Oklahoma and southern and western Kansas. Although operators have drilled the area with vertical wells for several decades, the projected growth is expected to be driven predominately by advances in horizontal drilling. Although the play is still in early stages of development, Wood Mackenzie reported production increasing significantly from approximately 32 MBoe per day in 2011 to approximately 87 MBoe per day in 2012, with several key operators, including Apache, Devon and Encana, establishing large positions in 2012. While the wells produce large volumes of salt water, the economics and lives of wells are still favorable, with the typical well producing oil and gas for over 20 years.

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  Permian Basin.  The Permian Basin, located in West Texas and Southeastern New Mexico, occupies approximately 86,000 square miles. It is generally characterized by an extensive production history, mature infrastructure, long reserve life and hydrocarbon potential in multiple intervals and also includes emerging areas such as the Cline, Wolfcamp, Spraberry, Wolfberry Bone Spring, Yeso and Avalon plays. According to Wood Mackenzie, production in this area grew by 12% in 2012, with 83% of the production growth coming from crude oil. Including production from conventional drilling, the Permian Basin contributed approximately 25% of total crude production in the United States in 2012. Total spending in this area grew at a faster rate, increasing 20% over 2011 levels to a total of $18 billion in 2012. The economics of this basin generally remain favorable even in low oil price environments. Wood Mackenzie projects oil and gas production from the horizontal wells in the Wolfcamp area of this basin to last more than 25 years.

Crude Oil Industry Value Chain

  Gathering and Transportation

        Crude oil gathering and transportation assets are integral to the crude oil value chain and transport oil from the wellhead to logistics hubs and/or refineries. Logistic hubs, such as the hub located in Cushing, Oklahoma, provide storage and connections to other pipeline systems and modes of transportation, such as tank barges, railroads and trucks.

        Crude oil gathering and transportation by truck is the primary method of gathering crude oil from operators at remote wellhead locations not served by pipeline gathering systems. Higher growth basins, such as those where we operate, often lack pipeline infrastructure when the production economics or well locations do not justify the capital costs. Emerging resource plays, such as areas of the Bakken shale, Powder River Basin, Niobrara shale, Eagle Ford shale, Granite Wash play, Mississippian Lime play and Permian Basin, are well-suited for trucking due to the limited upfront capital costs of trucks and the flexibility to redeploy them if economic conditions change. Trucking is generally limited to short-haul movements because transportation costs generally escalate with distance. Importantly, our trucking assets enable us to build strong relationships with producers, which potentially contributes to the origination of growth opportunities.

        As one example of increased crude trucking due to growth and shifts in supply, the EIA reports that refinery receipts via truck increased from approximately 190 Mbbls per day in 2008 to more than 260 Mbbls per day in 2012. While this is not the primary use of trucks in the crude oil industry in the United States, it illustrates the upswing in transportation via truck.

        Pipelines, barges and railroads are also utilized for shipping crude oil to refiners and marketers. Changing supply dynamics have created opportunities for new long-haul crude pipelines, which JP Development is a first-mover in constructing.

        Competition in the crude oil gathering and transportation industry is typically regional and based on the proximity of the crude oil gathering and transportation assets to crude oil producers, as well as access to attractive delivery points.

  Storage Terminals and Supply

        Crude oil storage terminals are typically located at marketing and logistics hubs where crude oil is transferred across pipelines, trucks, railroads or barges. Customers typically pay a fee known as a firm reservation fee for storage capacity at crude oil storage terminals regardless of their usage of the reserved capacity. Storage terminals complement crude oil pipeline gathering and transportation systems and address a fundamental imbalance in the energy industry, which is that crude oil is produced in different locations and at different times than it is ultimately consumed.

  Overview of the Cushing Interchange

        Cushing, Oklahoma is the largest crude oil operational and marketing hub in the United States. The city rose to prominence as a regional oil production and refining center. Today, it serves as an interconnection point for numerous inbound pipelines and as a significant crude oil storage hub for Mid-Continent and Gulf Coast refiners. Cushing is the most liquid point in the United States for delivery of crude oil sold on the NYMEX.

        Storage capacity at Cushing, while relatively constant through the 1990s and early 2000s, began to increase significantly in the mid-2000s. This growth in capacity was a direct result of the strong economics associated with crude oil storage. According to the EIA, Cushing shell storage and working capacity were 77.8 million barrels and 64.0 million barrels, respectively, in September 2012. At any given time, Cushing holds 4% to 14% of the total crude oil inventory of the United States. Cushing crude oil stocks have built from 30,000 Mbbls at year-end 2008 to nearly 50,000 Mbbls at year-end 2012.

        With recent increases in unconventional crude oil production, Cushing has begun to play an even larger role in aggregating volumes for further transportation and delivery to end-users. It is located at a key crossroad connecting the Bakken shale, unconventional Mid-Continent plays and Canadian production to the Gulf Coast. According to the EIA, inbound crude pipeline capacity into Cushing is rising rapidly, growing by 815 Mbbls per day from 2010 to 2012 and projected to grow another 1,225 to 1,315 Mbbls per day from 2013 to 2014.

Refined Products Industry Overview

        Refined petroleum products are energy sources derived from crude oil that have been processed through various refining methods. The resulting products include gasoline, home heating oil, jet fuel, diesel, lubricants and the raw materials for fertilizer, chemicals and pharmaceuticals. According to data compiled by the EIA, liquid fuels and other petroleum products accounted for 37.0% of the nation's total annual energy consumption in 2011. With respect to terminal storage of petroleum products, volumes have increased 46.3% from 2000 to 2012 according to the EIA.

        The United States refined products distribution system moves petroleum products and by-products from oil refineries to end users. This distribution system is comprised of a network of terminals, storage facilities, pipelines, barges, railroads and trucks. Terminals are integral to the distribution of refined products and are facilities where products are transferred to or from storage or transportation systems, such as a pipeline, to other transportation systems, such as trucks. Terminals play a key role in moving product to the end-user market by providing the following services:

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  receipt, storage, inventory management and re-delivery;

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  blending to achieve specified grades of gasoline; and

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  other ancillary services that include additive injection per regulatory or customer specifications and jet fuel handling, including filtration.

        At the terminals, the various refined petroleum products are segregated and stored in tanks. Typically, refined products terminals are equipped with automated truck loading facilities commonly referred to as "truck racks" that operate 24 hours a day. Truck racks provide for control of security, allocations, credit and carrier certification by remote data input. Trucks pick up refined products at the truck racks and transport them to commercial, industrial and retail end-users. Additionally, some terminals use railcars or barges to deliver refined products from and receive refined products into the terminal.

        During the loading process, additives such as butane and ethanol may be introduced into refined products by computer-controlled injection systems that enable the refined products being loaded to conform to governmental regulations and individual customer requirements. For example, less expensive butane is blended into higher priced gasoline to generate additional profits while complying with regional and seasonally variable specifications for maximum vapor pressure. Similarly, ethanol is blended into gasoline to generate additional profits as well as improve environmental impact and efficiency.

        Competition primarily comes from integrated petroleum companies, refining and marketing companies, independent terminal companies and distribution companies with marketing and trading arms. Competition in particular geographic areas is affected primarily by the volumes of refined products produced by refineries located in those areas and by the availability of refined products and the cost of transportation to those areas from refineries located in other areas.

NGL Industry Overview

        NGLs are valuable hydrocarbons with energy density between that of natural gas and crude oil. NGLs occur in some natural gas streams and can be produced by refineries. Capital-intensive processing and fractionation processes are necessary to separate NGLs into purity products suitable for petrochemical, industrial and residential end-users.

        The principal component products of the natural gas liquids stream and their primary uses are as follows:

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  Ethane is used primarily as feedstock in the production of ethylene, one of the basic building blocks for a wide range of plastics and other chemicals.

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  Propane is used as a heating fuel, engine fuel and industrial fuel, for agricultural drying, in oilfield service applications and as petrochemical feedstock for production of ethylene and propylene.

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  Normal butane is principally used for motor gasoline blending and as fuel gas, either alone or in a mixture with propane, and feedstock for the manufacture of ethylene and butadiene, a key ingredient of synthetic rubber. Normal butane is also used to derive isobutane.

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  Isobutane is principally used by refiners to enhance the octane content of motor gasoline and in the production of methyl tertbutyl ether, an additive in cleaner burning motor gasoline.

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  Natural gasoline is principally used as a motor gasoline blend stock or petrochemical feedstock.

        Shale drilling has led to increased production of natural gas rich in NGLs. Our NGL distribution and sales segment serves as an important outlet for increased domestic NGL supply, providing us with an opportunity to negotiate pricing discounts as a large purchaser. The recent decline in NGL prices relative to crude-based product prices may positively impact NGL demand and thereby contribute to future sales volumes. According to the EIA, total NGL consumption in the United States has increased from approximately 2,600 MMgal per month in 2008 to nearly 3,000 MMgal per month in 2012.

  Propane Overview

        Propane is a clean-burning energy source recognized for its transportability and ease of use relative to alternative stand-alone energy sources. Propane competes primarily with natural gas, electricity and fuel oil as an energy source principally on the basis of price, availability and portability. According to the EIA, propane consumption in our core Gulf Coast (PADD 3) footprint has gone up from approximately 660 MMgal per month in 2008 to more than 770 MMgal per month in 2012.

        The retail propane industry is highly fragmented and competition generally occurs on a local basis with other large full-service multi-state propane marketers, thousands of smaller local independent marketers and farm cooperatives. The retail propane industry is relatively mature and overall demand for propane is not expected to grow. However, the propane distribution industry is undergoing consolidation as large distributors with a national presence are gaining market share. Many small independent distributors are selling their companies rather than facing escalating capital requirements needed to replace fleet vehicles and acquire advanced, customer-oriented technologies used for routing, delivery forecasting and remote tank monitoring.

        The following diagram illustrates the various components of the propane distribution and sales industry:

  Propane Demand

        Demand for propane use as a fuel in oilfield service and agricultural applications has increased due to the growing supply and resulting lower prices. International demand for NGLs has provided an outlet for growing domestic production, and after years of being a net importer, the United States became a net exporter of propane in 2012 according to the EIA.

        Propane is consumed by the following end-users:

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  Agricultural.  Agricultural customers use propane primarily for crop drying, tobacco curing, poultry brooding, heating livestock buildings, weed control, farm equipment and irrigation pumps. Agricultural use of propane is primarily concentrated in the Midwest and demand can vary year to year depending on crop size and moisture content.

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  Oil and gas industry.  The oil and gas industry uses propane primarily as fuel for oil field service equipment such as generators, pressure pumping equipment and completion equipment. Propane serves as an alternative to other fuels that are unavailable or uneconomical to procure in remote locations near the wellhead. The use of propane for oil field service applications is not typically seasonal because United States oil and gas companies can operate throughout the year.

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  Residential.  Residential customers use propane primarily for outdoor cooking, space heating, water heating and operating propane-fueled appliances. Because many residential propane customers rely on propane as their primary heating fuel, residential propane usage is seasonal with the highest demand in the fall and winter months. However, this seasonality is offset by the heavy use of propane cylinders for outdoor cooking during the spring and summer months.

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  Commercial and industrial.  Commercial customers, such as restaurants, motels, laundries and commercial buildings, use propane in a variety of applications, including cooking, heating and drying. Industrial customers use propane primarily as engine fuel for forklifts and stationary engines, to fire furnaces, in mining operations and in other industrial applications. Propane usage by commercial and industrial customers is typically not seasonal.

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  Petrochemical industry.  The petrochemical industry uses propane as a raw material to make products such as plastic and nylon. Propane usage by the petrochemical industry tends to rise during the summer when the price of propane is generally lower and tends to fall during the winter heating months when the price of propane is generally higher. Petrochemical demand for propane is also regional due to the high concentration of petrochemical plants in the Gulf Coast region.

  Cylinder Exchange

        Propane cylinders are typically used in residences for outdoor cooking, space heating, water heating and operating propane-fueled appliances. Companies that operate propane cylinder exchange businesses source propane from bulk propane storage facilities generally located near major NGL production, processing and transportation hubs. Liquefied petroleum gas (LPG) transport trucks, with capacities ranging from 10,000 to 11,500 gallons, deliver propane from suppliers to production facilities where cylinders are processed and filled. Filled cylinders are loaded onto relay trucks that deliver the cylinders to the customer's retail site which include grocery chains, pharmacies, convenience stores and hardware retailers. The cylinders hold 3.5 gallons and are typically 20-lbs. steel containers to which customer-specific materials and branding can be affixed.

        Barriers to entry for the propane cylinder exchange market are higher than other propane oriented businesses due to requirements for automated production plants and logistics. Home barbecue grilling has increased rapidly since the mid-1990s: 82% of households have an outdoor grill and 60% of all grills sold annually are powered by NGLs. NGL volumes attributable to barbecue grilling approximate 500 million gallons per year. Propane cylinder exchange distributors that have a national presence have more opportunities to provide propane to large volume retailers that operate on a nationwide basis such as big box, hardware, grocery, convenience and drug store chains.

        While some propane cylinder customers use propane as heating fuel during the fall and winter months, most of the demand for propane cylinder exchange is in the spring and summer months for non-heating related purposes such as outdoor cooking. This summer-weighted seasonality offsets heating related demand for propane during the colder parts of the year.

  Retail, Commercial and Wholesale NGL Sales

        Propane for wholesale and retail distribution is sourced from bulk propane storage facilities generally located near major NGL production, processing and transportation hubs. Wholesale and retail end-users typically have small above-ground tanks that have propane storage capacity located mostly at the point of consumption at residences, commercial establishments and other end-user locations.

        Typically, LPG transport trucks pick up propane at supply points and transport propane directly to wholesale customers such as commercial, industrial and governmental end-users. Generally, wholesale customer sites consist of 2,500 to 45,000 gallon storage tanks on the premises.

        Retail deliveries of propane are usually made to customers by means of bobtail trucks. Propane is pumped into bobtail trucks, which have capacities ranging from 2,000 to 5,000 gallons. In turn, the trucks deliver propane to stationary storage tanks on customers' premises. The capacity of these storage tanks ranges from approximately 100 to 12,000 gallons, with a typical tank having a capacity of 250 to 500 gallons. Residential customers can also bring their own cylinders to customer service distribution locations to be refilled.

BUSINESS

Overview

        We are a growth-oriented limited partnership formed in May 2010 by members of management and further capitalized in June 2011 by ArcLight to own, operate, develop and acquire a diversified portfolio of midstream energy assets. Our operations currently consist of three business segments: (i) crude oil storage, gathering and transportation, (ii) refined products terminaling and storage and (iii) NGL distribution and sales, which together provide midstream infrastructure solutions for the growing supply of crude oil, refined products and NGLs in the United States. Since our formation, our primary business strategy has been to focus on:

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  owning, operating and developing midstream assets serving areas experiencing dramatic production growth and drilling activity such as the Bakken shale, Powder River Basin, Niobrara shale, Eagle Ford shale, Granite Wash play, Mississippian Lime play and Permian Basin, as well as key demand centers such as Cushing, Oklahoma, the largest crude oil marketing hub in the United States; and

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  providing midstream infrastructure solutions to users of liquid petroleum products in order to capitalize on changing product flows between producing and consuming markets resulting from the significant growth in hydrocarbon production across the United States in recent years.

        We intend to expand by acquiring and constructing new midstream infrastructure and by increasing the utilization of our existing assets to gather, transport, store and distribute crude oil, refined products and NGLs to diverse markets throughout the United States.

        Members of our management team and ArcLight also formed and operate JP Energy Development LP, or JP Development, for the express purpose of supporting our growth and entering into commercial agreements that provide us with fee-based revenues. In addition to owning and operating its current assets, JP Development intends to acquire additional growth-oriented midstream assets and to develop organic capital projects and then offer those assets for sale to us once their financial profile is suitable for us. JP Development has granted us a right of first offer on all of its current and future assets. Please read "—Our Relationship With JP Development" for a description of those assets.

Our Acquisition History

        Since our formation and the formation of JP Development in July 2012, our management team has successfully grown a strategic midstream platform through the investment of approximately $441 million through us and approximately $107 million through JP Development in 21 third-party acquisitions and numerous organic capital projects. These include:

  •
  the acquisition of our North Little Rock, Arkansas and Caddo Mills, Texas refined products terminals in November 2012;

  •
  the acquisition of our crude oil storage facility in Cushing, Oklahoma in August 2012;

  •
  the acquisition of our initial crude oil gathering and transportation operations, consisting of approximately 69 crude oil gathering and transportation trucks and our proprietary CAST software, in July 2012;

  •
  the acquisition of our cylinder exchange business in June 2012; and

  •
  the acquisition of 16 separate wholesale and retail propane assets from July 2010 through December 2012.

 How We Conduct Our Business

        Substantially all of our sales consist of providing fee-based and margin-based services to our customers.

  Fee-Based Services

  •
  Crude oil storage.  In our crude oil storage business we charge our customer a fixed monthly fee per barrel of shell capacity that is not contingent on the customer's actual usage of our storage tanks. We do not take title to the crude oil stored in our storage tanks and therefore have no direct commodity price exposure with respect to the crude oil we store.

  •
  Crude oil gathering and transportation.  In our crude oil gathering and transportation business we charge our customers a fee based on the volume of crude oil we gather and the distance it is transported. We do not take title to the crude oil that we gather and transport and therefore have no direct commodity price exposure.

  •
  Refined products terminaling and storage.  In our refined products terminaling and storage business we charge our customers fees for (i) throughput and storage, (ii) blending services and injection of additives and (iii) ancillary services, including heating of bio-diesel, product transfer and railcar handling services. We also sell excess refined products, which are not fee-based.

  Margin-Based Services

  •
  Cylinder exchange.  Our customers exchange propane-filled cylinders at an agreed upon contract price. Our long-term cylinder exchange agreements typically permit us to adjust our prices after the first year of the contract while our short-term cylinder exchange agreements allow us to pass our costs on to our customers and thereby minimize our commodity price exposure. In order to manage our cost of propane, we enter into hedging arrangements on a rolling twelve-month basis on approximately 75% of the anticipated volumes from our long-term cylinder exchange contracts and approximately 25% of the anticipated volumes from our short-term contracts.

  •
  Retail, commercial and wholesale NGL sales.  We charge a price per gallon consisting of a pass through of our product supply, transportation, handling and storage costs plus a margin. We are able to pass our supply costs through to our customers on a regular basis, thereby limiting our commodity price exposure.

Our Business Strategies

        Our principal business objective is to increase the quarterly cash distributions that we pay to our unitholders over time while ensuring the ongoing stability of our business and cash flows. We expect to achieve this objective by pursuing the following business strategies:

  •
  Pursue strategic and accretive acquisition opportunities from JP Development and third parties. We intend to pursue accretive acquisition opportunities from JP Development and third parties that will complement, expand and diversify our asset base and cash flows. We expect that several of our near-term opportunities will be sourced from the ROFO Assets.

  •
  Acquisitions from JP Development.  We believe that our relationship with JP Development will provide us with a number of potential future growth opportunities, including the acquisition of the assets listed below, which JP Development currently owns or is developing. JP Development has granted us a right of first offer for a period of five years on all of its current and future assets, which currently include:

      –
      an approximately 115-mile intrastate crude oil pipeline, known as the Great Salt Plains Pipeline that runs from Cherokee, Oklahoma to Cushing, Oklahoma and serves the Mississippian Lime play;

      –
      an interstate crude oil pipeline, known as the Kansas Express Pipeline, serving the Mississippian Lime play, the first phase of which will be approximately 105 miles in length and will provide transportation services from Coldwater, Kansas to Cherokee, Oklahoma and ultimately to Cushing, Oklahoma (the first phase is expected to be completed in the first quarter of 2014);

      –
      an approximately 75-mile interstate crude oil pipeline, known as the Red River Pipeline, serving the Fort Worth Basin that originates in Grayson County, Texas and runs to its principal terminus at the Elmore City Station in Garvin County, Oklahoma; and

      –
      a portfolio of logistics assets that consists of approximately 50 crude oil gathering and transportation trucks and 25 truck injection stations.

    •
    Acquisitions from third parties.  We are frequently involved in discussions with third parties regarding the purchase of crude oil midstream infrastructure, refined products terminals and other midstream assets. Since our formation in May 2010, our management team has successfully grown our operations through 21 third-party acquisitions. Working together with our sponsor, we intend to continue to evaluate opportunities to acquire or develop other midstream assets that complement our existing businesses, expand our geographic footprint and allow us to leverage our asset base and our management team's development and industry expertise.

  •
  Capitalize on organic growth opportunities with our existing assets.  We intend to identify and pursue organic growth opportunities to increase the cash flows of our existing businesses by making accretive capital investments for our unitholders. These opportunities may include projects that grow throughput or storage volumes, expand margins, increase utilization of our assets or differentiate the services we offer to create new market opportunities. For example, we have identified the following organic growth opportunities that we believe will enhance the profitability of each of our business segments:

  •
  Crude oil storage, gathering and transportation.  We believe that our crude oil storage, gathering and transportation expertise and JP Development's crude oil marketing activities give us early insight into the infrastructure needs of developing crude oil basins. We intend to capitalize on these opportunities by purchasing 23 new crude oil gathering and transportation trucks by the second quarter of 2014 and expanding our existing infrastructure. We also intend to increase the utilization of our crude oil gathering and transportation trucks by reducing the amount of time that they are idle through the utilization of our proprietary CAST software. We believe this will allow us to significantly grow our operations in the Bakken shale, Powder River Basin, Niobrara shale, Eagle Ford shale, Granite Wash play, Mississippian Lime play and Permian Basin. Please read "—Our Assets and Operations—Crude Oil Storage, Gathering and Transportation—Crude Oil Gathering and Transportation—CAST."

  •
  Refined products terminaling and storage.  We intend to enhance our ethanol blending capabilities at both of our refined products terminals. This project is expected to cost $1.5 million and we anticipate that it will be completed in the first quarter of 2014. We also intend to install vapor recovery units at both our refined products terminals that will enable us to sell recovered gasoline products to third parties. This project is expected to cost $2.3 million and we anticipate that it will be completed in the first quarter of 2014.

    •
    NGL distribution and sales.  We are actively expanding our cylinder exchange business into all 48 states in the continental United States, from the current 43, through the construction of two new production facilities and associated distribution depots in Arizona, California, Nevada, Oregon and Utah. We believe that this expansion will give us the capability to compete for large-volume national accounts due to our ability to provide services nationwide and will provide us with economies of scale and significant cost savings in product procurement, transportation and general administration. This project is expected to cost $29.5 million and we anticipate that it will be completed in the second quarter of 2014.

    •
    Technology and service enhancements.  In addition to capital projects, we will also look to invest in new technologies that will enhance our operations and services. For instance, as part of the acquisition of our crude oil gathering and transportation assets, we acquired our proprietary CAST software, a tracking and logistics system that differentiates our services to producers by providing real-time updates of truck locations, crude oil specifications and volumes. Please read "—Our Assets and Operations—Crude Oil Storage, Gathering and Transportation—Crude Oil Gathering and Transportation—CAST."

    Please read "Cash Distribution Policy and Restrictions on Distributions—Estimated Distributable Cash Flow for the Twelve Months Ending June 30, 2014" for more information regarding our forecast of the estimated distributable cash flow we may realize from the projects described above.

  •
  Focus on fee-based and margin-based businesses with limited commodity price exposure.  We intend to continue adding operations that focus on providing services to our customers under fee-based or margin-based arrangements. We plan to pursue opportunities in all of our segments with an emphasis on limiting commodity price exposure either through contract structure or through a managed hedging program. For instance, the contracts which govern the operations in our crude oil storage, gathering and transportation segment and in our refined products terminaling and storage segment are fee-based arrangements with no direct exposure to commodity price fluctuations. Meanwhile, the cylinder exchange and retail, commercial and wholesale NGL sales businesses in our NGL distribution and sales segment utilize margin-based arrangements that attempt to limit our commodity price exposure. Please read "—How We Conduct Our Business" for additional detail related to how we generate revenue and manage our commodity price exposure.

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  Maintain financial flexibility and a disciplined capital structure.  We intend to pursue a disciplined financial policy and maintain a conservative capital structure to allow us to pursue accretive acquisitions and execute on organic growth opportunities even in challenging capital market environments. Pro forma for this offering, we would have had $             million in borrowing capacity under our revolving credit facility as of March 31, 2013. At the close of this offering, we expect that our revolving credit facility will be amended to contain an accordion feature that will allow us to increase the borrowing capacity under our revolving credit facility from $200 million to $300 million. We believe our financial flexibility positions us to take advantage of future growth opportunities without incurring debt beyond appropriate levels.

 Our Competitive Strengths

        We believe that we are well-positioned to successfully execute our business strategies by capitalizing on the following competitive strengths:

  •
  Stable cash flows from contractual arrangements and diversified operations.  Our contractual arrangements and diversified operations help us generate stable, predictable cash flows. We provide many of our services under long-term contracts or under evergreen contracts with customers with whom we have longstanding relationships. Pursuant to our contractual arrangements, substantially all of our cash flows are derived from fee-based or margin-based services, which minimizes our direct commodity price exposure. Our cash flows also benefit from our diverse operations in both geographic location and services offered to our customers.

  •
  Crude oil storage, gathering and transportation.  Our crude oil storage business operates under a long-term contract with a remaining term of approximately 4.3 years as of March 31, 2013. We generate the majority of our crude oil gathering and transportation revenues pursuant to two long-term contracts with remaining terms of 3.0 years and 4.9 years.

  •
  Refined products terminaling and storage.  Our refined products terminaling and storage segment operates under contracts with evergreen provisions consistent with industry practice so that, after an initial term of six months to two years, they can be canceled upon 60 days' notice. For the year ended December 31, 2012 and the three months ended March 31, 2013 (i) approximately 92% and 92%, respectively, of our customers have been doing business with us for over 10 years and (ii) these customers account for approximately 2.5 million gallons per day and 2.4 million gallons per day, respectively, of our terminals' throughput volumes.

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  NGL distribution and sales.  We developed our NGL distribution and sales segment to generate consistent cash flows throughout the year. We believe that the combination of our spring- and summer-weighted cylinder exchange business with our fall- and winter-weighted retail, commercial and wholesale NGL sales business reduces overall seasonal volatility in volumes to which our competitors are susceptible and prevents fluctuations in our financial results. For the combined pro forma year ended December 31, 2012 and the combined pro forma three months ended March 31, 2013, we distributed 53% and 59%, respectively of our propane volumes in our cylinder exchange business under long-term agreements and the remaining 47% and 41%, respectively, was distributed under one-month contracts or on a spot/demand basis. As of March 31, 2013, the contracts in our cylinder exchange business had a weighted average remaining term of approximately one year. We generate revenues under margin-based arrangements in our retail, commercial and wholesale NGL sales business under which we charge a price per gallon consisting of a pass-through of our product supply, transportation, handling and storage costs plus a margin. Our contracts permit us to pass-through our supply costs on a regular basis, thereby limiting our commodity price exposure. For the year ended December 31, 2012 and for the three months ended March 31, 2013, we distributed 30.0 million gallons and 16.2 million gallons, respectively, of propane in our retail, commercial and wholesale NGL sales business.

  •
  Relationship with JP Development.  One of our principal strengths is our relationship with JP Development, our affiliate with whom we share a common management team. JP Development was formed in July 2012 by members of our management team and ArcLight for the express purpose of supporting our growth and entering into commercial arrangements that provide us with fee-based revenues. In particular, we believe that several of our near-term opportunities will be sourced from the ROFO Assets. We believe that ArcLight Fund V's and our management's collective ownership of (i) 95% of our general partner, which owns all of our incentive distribution rights, (ii) a        % limited partner interest in us and (iii) 100% of

    the partnership interests in JP Development create a unique and strong incentive for JP Development to support the successful execution of our business plan and to pursue projects and acquisitions that should enhance the overall value of our business. Please read "—Our Relationship with JP Development" for additional discussion of the ROFO Assets.

  •
  Strategically located transportation, storage and natural gas liquids assets.  The majority of our assets are located in areas characterized by strong demand for the services we currently provide as well as a need for additional midstream infrastructure, providing us with attractive future growth prospects. Our assets and areas of operation include:

  •
  a crude oil storage facility located in Cushing, Oklahoma, which, as a result of its role as the designated point of delivery specified in all NYMEX crude oil futures contracts, is the largest crude oil marketing hub in the United States;

  •
  a fleet of crude oil gathering and transportation trucks servicing the Bakken shale, the Eagle Ford shale, the Granite Wash play, the Mississippian Lime play and the Permian Basin, which are among the most prolific crude oil producing areas in the United States;

  •
  two refined products terminals located in North Little Rock, Arkansas and Caddo Mills, Texas, which have attractive market positions serving the Little Rock market and the northeast portion of the Dallas-Fort Worth metroplex, respectively;

  •
  a propane cylinder exchange business currently operating in 43 states, with plans to establish a presence in all 48 states in the continental United States, which we believe will give us the capability to compete for large-volume national accounts, as well as provide us with economies of scale and significant cost savings in product procurement, transportation and general administration; and

  •
  a retail, commercial and wholesale NGL sales business located mostly in a five state region in the southwest United States, which provides us with the opportunity to target growing demand for propane in connection with power generation and other oilfield applications, thereby reducing our exposure to the seasonality of demand for propane as a heating fuel.

  •
  Well-maintained and complementary asset base.  Our crude oil and refined products systems consist of trucks, terminals and storage facilities, enabling us to provide a wide array of midstream services to our customers. We maintain a reliable asset base employing current technology that plays an integral role in providing midstream services. Our crude oil storage facility was constructed in 2009 and our fleet of crude oil gathering and transportation trucks have an average age of approximately three years. Additionally, our refined products terminals have been regularly maintained, upgraded and improved since they were first constructed, with many of their tanks having been installed since 2003. We strive to meet or exceed existing safety regulations regarding the design, installation, testing, construction and operational management of our assets and we have developed various programs to help us monitor and maintain our assets in the safest, most efficient manner possible.

  •
  Experienced and entrepreneurial management team.  Our management team has a demonstrated track record of growing our business, identifying market opportunities in the areas in which we operate and making acquisitions. Averaging approximately 22 years of experience in the energy industry, our management team has expertise in key areas of the crude oil, refined products and natural gas liquids industries as well as in infrastructure development, acquisitions and the integration of acquired businesses. For example, since our formation in May 2010, our management team has successfully grown our operations through 21 third-party acquisitions. Please read "—Our Acquisition History." In addition, our management team has established strong relationships with producers, marketers and refiners of crude oil throughout the upstream, midstream, refined products and natural gas liquids market segments, which we believe will be beneficial to us in pursuing acquisition and organic growth opportunities.

  •
  Supportive sponsor with significant industry expertise.  Through Lonestar, ArcLight Fund V is the principal owner of our general partner and the sole owner of JP Development. We believe that ArcLight Capital, which owns and controls ArcLight Fund V, has substantial experience as a private equity investor in the energy industry, having managed the investment of more than $10.5 billion in energy companies and assets since its inception. By providing us with strategic guidance and financial expertise, we believe our relationship with ArcLight will greatly enhance our ability to grow our asset base and cash flows. We believe that our relationship with ArcLight strengthens our ability to make strategic acquisitions and to access other business opportunities. Upon the consummation of this offering, ArcLight Fund V will be the indirect owner of approximately 71% of our incentive distribution rights and a        % limited partner interest in us. Due to ArcLight Fund V's significant economic interest in us, we believe that ArcLight will be motivated to promote and support the successful execution of our business strategies.

Our Relationship With JP Development

        JP Development is a growth-oriented limited partnership that was formed in July 2012 by members of our management team and ArcLight for the express purpose of supporting our growth and entering into commercial arrangements that provide us with fee-based revenues. JP Development intends to acquire growth-oriented midstream assets and to develop organic capital projects and then offer those assets for sale to us after they have been sufficiently developed such that their financial profile is suitable for us. Since its formation, our management and ArcLight have successfully grown JP Development through the acquisition of midstream assets and the execution of growth projects strategically located in or connected to the crude oil hub in Cushing, Oklahoma and key supply basins experiencing significant production growth and on-going drilling activity. JP Development has granted us a right of first offer for a period of five years from the closing of this offering on all of its current and future assets, which currently include:

  •
  Great Salt Plains Pipeline.  The Great Salt Plains Pipeline is an approximately 115-mile intrastate crude oil pipeline that runs from Cherokee, Oklahoma to Cushing, Oklahoma which was placed in service in October 2012. The Great Salt Plains Pipeline has a current capacity of approximately 27,000 bpd and, by the fourth quarter of 2013, JP Development plans to install two pump stations that will expand its capacity to in excess of 40,000 bpd. The Great Salt Plains Pipeline serves the Mississippian Lime play and connects to (i) crude oil storage tanks owned by JP Development in Cherokee, Oklahoma with a shell capacity of approximately 60,000 barrels and (ii) crude oil storage tanks in Cushing, Oklahoma with a shell capacity of approximately 700,000 barrels leased by JP Development pursuant to a long-term lease with a third party. For the three months ended March 31, 2013, the Great Salt Plains Pipeline transported an average of 16,616 barrels of crude oil per day.

  •
  Kansas Express Pipeline.  In January 2013, JP Development announced that it had signed a 15-year agreement with Tug Hill Operating, LLC to transport crude oil from south-central Kansas to Cushing, Oklahoma via the Kansas Express Pipeline, a new interstate crude oil pipeline to be built by JP Development. JP Development's management has indicated that Tug Hill will dedicate approximately 600,000 acres to JP Development. The Kansas Express Pipeline will focus primarily on the Mississippian Lime play in Kansas and will provide pipeline transportation from Coldwater, Kansas to Cherokee, Oklahoma. The first phase of the Kansas Express Pipeline will be approximately 105 miles in length and is expected to be completed in the first quarter of 2014. JP Development's management has indicated that future construction phases are expected to extend the Kansas Express Pipeline north to Gove County, Kansas and east to Kingman County, Kansas.

  •
  Red River Pipeline.  The Red River Pipeline is an approximately 75-mile interstate crude oil pipeline serving the Fort Worth Basin that originates in Grayson County, Texas and runs to its principal terminus at the Elmore City Station in Garvin County, Oklahoma. The Red River Pipeline has a current capacity of approximately 5,000 bpd.

  •
  Crude oil logistics assets.  JP Development owns a portfolio of logistics assets that consists of approximately 50 crude oil gathering and transportation trucks and 25 truck injection stations. These assets provide JP Development's customers with multiple outlets within a market.

        JP Development also performs crude oil marketing services with the objective of increasing the utilization of our logistics assets. For the three months ended March 31, 2013, JP Development facilitated the gathering of approximately 50,100 barrels per day of crude oil. To support its marketing business, JP Development has entered into a contract with us under which we provide JP Development with crude oil gathering and transportation services, resulting in fee-based revenues for us with no direct exposure to commodity prices.

        We believe that ArcLight Fund V's and our management's collective ownership of (i) 95% of our general partner, which owns all of our incentive distribution rights, (ii) a         % limited partner interest in us and (iii) 100% of the partnership interests in JP Development create a unique and strong incentive for JP Development to support the successful execution of our business plan and to pursue projects and acquisitions that should enhance the overall value of our business. We believe that our relationship with JP Development will provide us with a number of potential future growth opportunities, including the potential acquisition of the ROFO Assets. Please read "Certain Relationships and Related Party Transactions—Agreements With Affiliates in Connection With the Transactions—Right of First Offer Agreement" for additional information.

        While our relationship with JP Development is a significant strength, it is also a source of potential conflicts. Please read "Conflicts of Interest and Duties" and "Risk Factors—Risks Inherent in an Investment in Us—Our general partner and its affiliates, including Lonestar, JP Development and ArcLight, have conflicts of interest with us and limited duties to us and our unitholders, and they may favor their own interests to our detriment and that of our unitholders." Additionally, we have no control over JP Development's business decisions or operations and JP Development is under no obligation to adopt a business strategy that favors us.

Our Relationship With ArcLight

        One of our principal attributes is our relationship with ArcLight. We were further capitalized in June 2011 by Lonestar, which is indirectly owned by ArcLight Fund V and managed by ArcLight Capital, a specialized private equity firm focused exclusively on the energy industry. ArcLight has invested over $10.5 billion of private equity capital in over one hundred transactions since 2001 and has $10.1 billion of cumulative committed capital across five funds. ArcLight invests across the entire energy industry value chain with a focus on North American energy infrastructure assets and companies. ArcLight's investment strategy is underpinned by a hands-on approach that seeks to substantially enhance the cash flow and asset value of its investments through multiple energy industry cycles. ArcLight's investment team has substantial expertise in energy investing, broad industry relationships and specialized asset-level value creation capabilities.

 Our Assets and Operations

  Crude Oil Storage, Gathering and Transportation

  Crude Oil Storage

        We own a crude oil storage facility in Cushing, Oklahoma with an aggregate shell capacity of approximately 3.0 million barrels, consisting of five 600,000-barrel storage tanks. These storage tanks were built in 2009 and are located on the western side of a terminal owned by Enterprise Product Partners L.P., which we refer to as the Enterprise Terminal. The storage tanks are able to receive approximately 22,000 barrels of crude oil per hour or deliver approximately 8,000 barrels of crude oil per hour, and have inbound connections with multiple pipelines and two-way interconnections with all of the other major storage facilities in Cushing, including the delivery point specified in all crude oil futures contracts traded on the NYMEX. TEPPCO Partners LP, or TEPPCO, a wholly owned subsidiary of Enterprise, serves as the operator of our facilities.

        Our crude oil storage business provides stable and predictable fee-based cash flows. All of the shell capacity of our storage tanks is dedicated to one customer pursuant to a long-term contract, backed by a letter of credit, with a remaining term of approximately 4.3 years as of March 31, 2013. Our customer has the option to extend this contract up to two years pursuant to a renewal option. We generate crude oil storage revenues by charging this customer a fixed monthly fee per barrel of shell capacity that is not contingent on the customer's actual usage of our storage tanks.

        Our storage facility is on land that is subject to a 50-year lease with TEPPCO. We have the option to extend our lease by up to an additional 30 years. Our location in the Enterprise Terminal provides our customer with access to multiple pipelines outbound from Cushing, including a manifold connecting our tanks to the Enterprise Terminal. The Enterprise Terminal is connected to the Seaway Pipeline, which is owned and operated by Enterprise and Enbridge Inc. and transports crude oil from Cushing to the Gulf Coast.

        The design and construction specifications of our storage tanks meet or exceed the minimums established by the American Petroleum Institute. Our storage tanks also undergo regular maintenance and inspection programs, and we believe that these design specifications and maintenance and inspection programs help to reduce our maintenance capital expenditures.

  Crude Oil Gathering and Transportation

        We provide crude oil gathering and transportation services to producers, marketers and refiners of crude oil. We own a fleet of approximately 90 crude oil gathering and transportation trucks operating in and around producing fields in the Bakken shale, the Eagle Ford shale and the Mississippian Lime play. Due to the limited pipeline infrastructure in these basins, our crude oil gathering and transportation trucks provide immediate access for customers to transport their crude oil to the most advantageous outlets including pipelines, rail terminals and local refining centers. For the three months ended March 31, 2013 and the year ended December 31, 2012, our fleet moved an average of 17,702 and 24,161 barrels of crude oil per day, respectively, from wellhead locations not served by pipeline gathering systems to aggregation points and storage facilities.

        All of the revenues which we generate from our crude oil gathering and transportation business are derived from fee-based services. In May 2013, we entered into a three-year contract under which we transport crude oil for a supplier customer, typically from the wellhead to the desired destination, at a fee based on the volume of crude oil hauled and the distance that it is transported. We do not take title to the crude oil that we gather and transport under this contract but we do assume risk of loss while transporting it. The contract requires that the customer use our trucks to transport at least 75% of the crude oil volumes it transports each month, up to an aggregate of 900,000 barrels per month, from or within North Dakota, Montana, Wyoming and Colorado. The customer is allowed to make up shortfalls in any month during a calendar year by increasing the volumes transported during other months in that calendar year. This customer is our primary client in the Bakken shale, accounting for 74.0% and 75.9% of our crude oil trucking revenues for the periods from July 20, 2012 (when we consummated the acquisition of our gathering and transportation business) to December 31, 2012 and from January 1, 2013 to March 31, 2013, respectively.

        In addition, effective as of June 2013, we entered into a five-year truck transportation agreement with JP Development under which we gather and transport crude oil and charge a fee based on the volume of crude oil hauled and the distance that it is transported. Subject to JP Development's right to use its own trucks, the truck transportation agreement provides us with the exclusive right to accept, transport and deliver all of JP Development's crude oil and other liquid hydrocarbons between certain specified origin and destination points in the states of Oklahoma, Kansas, Texas, New Mexico, Wyoming, North Dakota, South Dakota, Montana and/or Colorado at certain rates agreed to therein, as adjusted on an annual basis.

        We believe that we will have opportunities to expand our fleet of crude oil gathering and transportation trucks in the Bakken Shale in the near-term. Our crude oil gathering and transportation trucks serving other areas such as the Eagle Ford shale and the Mississippian Lime play currently have excess capacity and we are focused on increasing the utilization of our current fleet as well as acquiring additional crude oil gathering and transportation trucks to expand our fleet. We typically assign crude oil gathering and transportation trucks to a specific area but can temporarily relocate them to meet demand as needed. We dispatch our drivers with advanced computer technology out of central locations in Williston, North Dakota, Tulsa, Oklahoma, Whitesboro, Texas and Pratt, Kansas. The following table presents the utilization of our gathering and transportation assets in our operating areas as of and for the year ended December 31, 2012 and for the three months ended March 31, 2013.

	Gross Barrels Transported (per day)
Area of Operation	Year Ended December 31, 2012(1)	Three Months Ended March 31, 2013
North
Bakken shale	13,644	8,644
Powder River Basin	3,236	2,552
Niobrara shale	2,835	2,350
South
Mid-Continent(2)	1,244	2,474
Eagle Ford shale	3,202	1,682

Total	24,161	17,702

    (1)
    Includes periods prior to the acquisition of our gathering and transportation business in July 2012.

    (2)
    Includes our operations in the Mississippian Lime play, the Granite Wash play and the Woodford shale.

        CAST.    We believe that our proprietary CAST software, which is employed by our entire fleet of crude oil gathering and transportation trucks, provides us with a competitive advantage by allowing us to offer our customers a differentiated level of service. Our drivers are provided with hand-held computers which allow them to utilize our CAST software after they have loaded product. Our CAST software is a centralized system for dispatch, electronic ticket management, reporting, operations data management and lease data management. The CAST software validates ticket data in the field to greatly improve accuracy relative to paper tickets and provides our customers with near real-time views of dispatch, truck tickets, vehicle location, load acceptances and rejections and drivers. The CAST software also offers our customers flexible reporting options by providing customized data to the customer in the format that works best for its accounting and marketing needs.

        Organic growth opportunities.    We believe that our crude oil gathering and transportation expertise and knowledge base, and our relationship with JP Development's crude oil marketers, gives us early insight into the infrastructure needs of developing crude oil basins. We believe that significant new drilling activity in the Bakken shale, Eagle Ford shale, Granite Wash play, Mississippian Lime play and Permian Basin will result in crude oil production growing faster than available takeaway capacity over the medium term. As an early mover in areas with significant production of crude oil, we believe our established relationships with highly active producers and marketers in such areas will provide us with opportunities to expand our fee-based gathering services as soon as the need arises through the purchase of additional trucks and the construction of additional infrastructure. We also intend to capitalize on these opportunities by increasing the utilization of our crude oil gathering and transportation trucks by reducing the periods of time during which they are idle.

        In addition, we anticipate that we will be able to significantly grow our operations in the Bakken shale, Eagle Ford shale, Granite Wash play, Mississippian Lime play and Permian Basin by acquiring 23 new crude oil gathering and transportation trucks by the second quarter of 2014 and expanding our infrastructure.

  Refined Products Terminaling and Storage

        Our refined products terminaling and storage segment is comprised of two refined products terminals located in North Little Rock, Arkansas and Caddo Mills, Texas. Our refined products terminals are facilities where refined products are transferred to or from storage or transportation systems, such as pipelines, to other transportation systems, such as trucks. Our refined products terminals play a key role in moving product to the end-user market by providing the following services:

  •
  receipt, storage, inventory management and distribution;

  •
  blending and injection of additives to achieve specified grades of gasoline; and

  •
  other ancillary services that include heating of bio-diesel, product transfer and railcar handling services.

        Our refined products terminals consist of multiple storage tanks with a combined aggregate storage capacity of 1.3 million barrels and are equipped with automated truck loading equipment that is operational 24 hours a day. This automated system provides for control of security, allocations, and credit and carrier certification by remote input of data by the terminal and our customers. In addition, our refined products terminals are equipped with truck loading racks capable of providing automated computer blending to individual customer specifications.

        We contract with customers to provide fee-based terminaling, storage, blending and additive services and ancillary services, as described below:

  •
  terminaling fees are based on the receipt, storage and redelivery of refined products, including throughput fees based on the volume of product redelivered from the terminal and storage fees based on a rate per barrel of storage capacity per month;

  •
  blending and additive service fees are based on ethanol and biodiesel used in blending services and for additive injection; and

  •
  ancillary fees, including heating of bio-diesel, product transfer and railcar handling services.

        Our refined products terminaling and storage segment generates its fee-based revenues pursuant to contracts that typically contain evergreen provisions consistent with industry practice so that, after an initial term of six months to two years, they can be canceled upon 60 days' notice. We also generate revenues that are not fee-based by selling excess refined products that result from our blending, additization and inventory control processes. A majority of the customers in our refined products terminaling and storage segment are large, well-known oil companies and independent refiners with whom we have longstanding relationships.

        The following table highlights the storage capacity, number of loading lanes, number of tanks, supply source, mode of distribution and average daily throughput of our refined products terminals:

						Approximate Average Throughput (gallons per day)(1)
Terminal Location	Shell Storage Capacity (bbls)	Loading Lanes	Number of Tanks	Supply Source	Mode of Redelivery	Year Ended December 31, 2012	Three Months Ended March 31, 2013
Little Rock, AR	550,000	8	11	Pipeline, Rail and Truck	Truck	2,047,691	2,000,987
Caddo Mills, TX	770,000	5	10	Pipeline and Truck	Truck	700,869	617,666

(1)
Throughput data rounded to the nearest thousand.

        North Little Rock terminal.    Our North Little Rock terminal consists of 11 storage tanks with an aggregate capacity of approximately 550,000 barrels and has eight loading lanes with automated truck loading equipment to minimize wait time for our customers. Our truck loading racks are capable of providing automated computer blending to customer specifications. The North Little Rock terminal handles products such as multi-octane conventional gasoline, ultra-low sulphur diesel with dye-at-rack capability, Jet "A" aviation fuel, bio-diesel with ratio blending capability and ethanol. This terminal is supplied by two receipt lines from the TEPPCO Pipeline, one for ultra-low sulphur diesel and Jet "A" aviation fuel and the other for all other refined products, and has full offloading capability for eight rail cars of ethanol at a time via a rail spur served by the Union Pacific system via the Arkansas Midland Railroad. Our North Little Rock terminal serves the Little Rock metropolitan area, which grew 15% from 2000 to 2010 according to Census Bureau data, and is expected to grow another 11% by 2025.

        Caddo Mills terminal.    Our Caddo Mills terminal consists of 10 storage tanks with an aggregate capacity of approximately 770,000 barrels and has five loading lanes with automated truck loading equipment to minimize wait time for our customers. This terminal is served by the Explorer pipeline and has truck loading racks capable of providing automated computer blending to customer specifications. Our Caddo Mills terminal handles products such as conventional blend stock for oxygenate blending (CBOB) gasoline, reformulated blend stock for oxygenate blending (RBOB), premium blend stock for oxygenate blending (PBOB), ethanol, ultra-low sulphur diesel with dye-at-rack capability and bio-diesel with ratio blending capability. We own approximately 6 additional acres of land at our Caddo Mills terminal that is available for future expansion. Management estimates that this acreage is capable of housing an additional 200,000 barrels of storage. The Caddo Mills terminal serves Collin County, located in the northeast portion of the Dallas-Fort Worth metroplex, which, according to Census Bureau data, grew 23% from 2000 to 2010, making it one of the fastest growing large markets in the United States.

        Organic growth opportunities.    We have identified organic growth opportunities that we believe will enhance the profitability of our refined products terminals and increase third-party throughput volumes running through our existing system, including the following:

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  Ethanol blending.  We intend to enhance the ethanol blending capabilities at both of our refined products terminals. This project is expected to cost $1.5 million and we anticipate it will be completed in the first quarter of 2014.

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  Vapor recovery.  We intend to install vapor recovery units at both our refined products terminals to recover vapors from the truck loading rack and condense them into liquids, thereby protecting air quality and recovering gasoline product. This project is expected to cost $2.3 million and we anticipate it will be completed in the first quarter of 2014.

  NGL Distribution and Sales

  Cylinder Exchange

        We operate the third-largest propane cylinder exchange business in the United States, which consists of the distribution of propane-filled cylinders, typically used in barbeque grilling, in 43 states through a network of over 17,000 distribution locations. We market our business under the brand name Pinnacle Propane Express or under the brand names of our customers. Our customers include grocery chains, pharmacies, convenience stores and hardware retailers which sell or exchange our propane-filled cylinders to consumers for end-use. For the year ended December 31, 2012, on a combined pro forma basis, we sold or exchanged approximately 4.2 million propane cylinders containing approximately 15.0 million aggregate gallons of propane, representing a 19% increase in cylinder sales and exchanges compared to the same period during the previous year. For the three months ended March 31, 2013, we sold or exchanged approximately 0.9 million propane cylinders containing approximately 3.1 million aggregate gallons of propane, representing a 3% increase in cylinder sales and exchanges compared to the same period during the previous year. We believe our cylinder exchange business is strategically positioned for continued growth resulting from (i) the overall increase in demand and extended applications for portable propane cylinders and (ii) our geographic expansion in the western United States, which should allow us to compete for large-volume national accounts. The map below shows our current customer service locations.

        [Map to come.]

        We generate revenues in our cylinder exchange business through the sale or exchange of propane-filled cylinders at an agreed upon contract price. For the combined pro forma year ended December 31, 2012 and the combined pro forma three months ended March 31, 2013, we distributed 53% and 59%, respectively, of our propane volumes in our cylinder exchange business under long-term agreements and the remaining 47% and 41%, respectively, under one-month contracts or on a spot/demand basis. As of March 31, 2013, our contracts had a weighted average remaining term of approximately one year. Our long-term cylinder exchange agreements typically permit us to adjust our prices after the first year of the contract while our short-term cylinder exchange agreements allow us to pass our costs on to our customers and thereby minimize our commodity price exposure. In order to manage our cost of propane, we enter into hedging arrangements on a rolling twelve-month basis on approximately 75% of the anticipated volumes from our long-term cylinder exchange contracts and approximately 25% of the anticipated volumes from our short-term contracts.

        Cylinder production cycle.    We operate seven production facilities strategically located in Pennsylvania, South Carolina, Alabama, Michigan, Illinois, Missouri and Texas. Our production facilities receive inbound pallets of empty 20-pound propane cylinders, which are put through a processing cycle that includes cleaning, inspection, testing, painting, refilling and loading onto relay trucks for delivery to our 31 distribution depot locations. Drivers at our depots receive the full cylinders from our production facilities for delivery to our customer service locations and pick up empty cylinders, which are shipped to our production facilities for processing.

        Nationwide expansion.    We are actively expanding our cylinder exchange business to Arizona, California, Nevada, Oregon and Utah through the construction of distribution depots and two new production facilities in Oregon and Nevada. We believe that this expansion will give us the capability to compete for large-volume national accounts due to our ability to provide services nationwide and will provide us with economies of scale and significant cost savings in product procurement, transportation and general administration. We believe a national presence will give us advantages over smaller competitors and will make us one of the few propane distributors that can competitively provide cylinder exchange services on a nationwide basis, including to leading big box, hardware, grocery, convenience and drug store chains.

  Retail, Commercial and Wholesale NGL Sales

        Our retail, commercial and wholesale NGL sales business is operated under our Pinnacle Propane and Alliant Gas subsidiaries and primarily serves customers within a five state region in the southwest United States. We generate margin-based revenues by charging a price per gallon consisting of a pass through of our product supply, transportation, handling, and storage costs plus a margin. Our contracts permit us to pass-through our supply costs on a regular basis, thereby limiting our commodity price exposure. Since July 2010, we have acquired 15 propane franchises to expand our market presence within our operating region in Texas, Oklahoma, New Mexico, Arizona and Arkansas. We serviced approximately 63,000 and 72,000 propane and refined fuels customers during the year ended December 31, 2012 and the three months ended March 31, 2013, respectively.

        Typically, our customer service centers are located in suburban and rural areas where natural gas is not readily available. These customer service centers generally consist of an office, warehouse and service facilities, with one or more 2,500 to 45,000 gallon storage tanks on the premises. These tanks are used to supply our bobtail trucks, which in turn make deliveries to our retail customers. Customers can also bring their own NGL storage containers to our customer service centers to be filled.

        Customers.    We sell propane, butane and refined fuels, including diesel, gasoline, lubricants and solvents, primarily to three customer markets: retail, commercial and wholesale, which include a mix of residential, commercial, agricultural, oilfield service and industrial customers.

        Retail.    We primarily serve residential customers through the sale of propane for home heating and power generation. We deliver propane through our 103 active bobtail trucks, which have capacities ranging from 2,000 gallons to 5,000 gallons of propane into stationary storage tanks on our customers' premises. Tank ownership and control at customer locations are important components of our operations and customer retention, and account for approximately half of our retail volumes. The capacity of these storage tanks ranges from approximately 100 gallons to approximately 12,000 gallons, with a typical tank having a capacity of 250 to 500 gallons. We also offer a propane supply commitment program to customers who own their own tanks that we believe increases customer loyalty. Under the program, customers receive progressively larger discounts off our posted prices each year that they remain as our customer. We also offer our customers a budget payment plan whereby the customer's estimated annual propane purchases and service contracts are paid for in a series of estimated equal monthly payments over a twelve-month period.

        In Arizona, Pinnacle Propane's wholly owned subsidiary, Alliant Arizona Propane, sells propane to residential and commercial customers through regulated central distribution systems in Payson and Page, Arizona that utilize pipelines to distribute propane through meters at the customer's location. Alliant Arizona is a regulated utility that receives a fixed regulated cost-plus fee for all propane sold. Another subsidiary of Pinnacle Propane, Alliant Gas, serves 25 communities in Texas and two communities in Arizona through unregulated central distribution systems pursuant to long-term contracts. Net customer turnover at Alliant Gas is nearly zero.

        Commercial.    Our commercial customers include a mix of hotels, restaurants, churches, warehouses and retail stores. These customers generally use propane for the same purposes as our residential customers as well as industrial, oilfield service and agricultural customers, who use propane and refined fuels, such as gasoline and diesel, for heating requirements and as fuel to power over-the-road vehicles, forklifts and stationary engines.

        Wholesale.    Our wholesale customers are principally governmental agencies and other propane distributors. Our LPG transports, which are large trucks that have capacities ranging from 9,000 to 11,500 gallons, load propane at third-party supply points for delivery directly to tanks located on the property of our wholesale customers.

        NGL supply.    We utilize 40 domestic sources of propane supply, including spot market purchases, with four suppliers providing a substantial portion of our propane. During the year ended December 31, 2012, we purchased 74% of our propane needs from these four suppliers. During the three months ended March 31, 2013, we purchased 59% of our propane needs from the same four suppliers.

        Our supply group manages and sources propane to ensure secure and reliable supply throughout the year. Our LPG transports pick up propane at our supply points, typically refineries, natural gas processing and fractionation plants or LPG storage terminals, for delivery to our customer service centers and our wholesale customers. Supplies of propane from our sources historically have been readily available. During the combined pro forma year ended December 31, 2012 and the three months ended March 31, 2013, approximately 68% and 83%, respectively, of our propane supply was purchased under supply agreements, all of which have a term of one year, and the remainder on the spot market.

        Our supply contracts typically provide for pricing based upon (i) index formulas using the current prices established at a major storage point such as Mont Belvieu, Texas, or Conway, Kansas or (ii) posted prices at the time of delivery. We use a variety of delivery methods, including LPG transports, to transport propane from suppliers to our customer service locations as well as various third-party storage facilities and terminals located in strategic areas across our area of operations. In order to manage our cost of propane, we enter into hedging arrangements on a rolling twelve-month basis on approximately 75% of the anticipated volumes from our long-term cylinder exchange contracts and approximately 25% of the anticipated volumes from our short-term contracts.

Competition

        Crude oil storage, gathering and transportation.    We are subject to competition from other providers of crude oil storage, gathering and transportation services that may be able to supply our customers with the same or comparable services on a more competitive basis. We compete with national, regional and local storage, gathering, transportation and pipeline companies, including the major integrated oil companies, of widely varying sizes, financial resources and experience. Our competitors in this segment include Plains All American Pipeline, L.P., SemGroup Corporation, Rose Rock Midstream, L.P., Blueknight Energy Partners, L.P. and Enterprise Products Partners L.P.

        Refined products terminaling and storage.    Our refined products terminals located in North Little Rock, Arkansas and Caddo Mills, Texas compete with other independent terminals on price, versatility and services provided. The competition primarily comes from integrated petroleum companies, refining and marketing companies, independent terminal companies and distribution companies with marketing and trading activities. In the North Little Rock, Arkansas market, these competitors include Magellan Midstream Partners LP and HWRT Oil Company, LLC. In Dallas, Texas, the market served by our Caddo Mills, Texas terminal, these competitors include Valero Energy Corporation, Delek US Holdings, Inc., Magellan Midstream Partners LP and Flint Hills Resources LP.

        NGL distribution and sales.    In addition to competing with suppliers of other energy sources such as natural gas, our NGL distribution and sales segment competes with other retail propane distributors. The retail propane industry is highly fragmented and competition generally occurs on a local basis with other large full-service multi-state propane marketers, thousands of smaller local independent marketers and farm cooperatives. The large, full-service multi-state marketers we compete with include Ferrellgas, L.P. and AmeriGas Partners, L.P. Each of our customer service centers operates in its own competitive environment because retail marketers tend to be located in close proximity to customers in order to lower the cost of providing service. Our typical customer service center has an effective marketing radius of approximately 50 miles, although in certain areas the marketing radius may be extended by one or more satellite offices. Most of our customer service centers compete with five or more marketers or distributors.

 Seasonality and Volatility

        Weather conditions have a significant impact on the demand for our products, particularly propane and refined fuels for heating purposes. Many of our customers rely on propane primarily as a heating source. Accordingly, the volumes sold are directly affected by the severity of the winter weather in our service areas, which can vary substantially from year to year. In any given area, sustained warmer than normal temperatures, as was the case in the heating season over the last three years throughout our operating territories, will tend to result in reduced propane, fuel oil and natural gas consumption, while sustained colder than normal temperatures will tend to result in greater consumption. Meanwhile, our cylinder exchange operations experience higher volumes in the spring and summer, which includes the majority of the grilling season. Sustained periods of poor weather, particularly in the grilling season, can negatively affect our cylinder exchange revenues. In addition, poor weather may reduce consumers' propensity to purchase and use grills and other propane-fueled appliances, thereby reducing demand for cylinder exchange.

        The volume of propane used by customers of our retail, commercial and wholesale NGL sales business is higher during the first and fourth calendar quarters and lower during the second and third calendar quarters. Conversely, the volume of propane that we sell through our cylinder exchange business is higher during the second and third calendar quarters and lower in the first and fourth calendar quarters. We believe that our combination of our winter-weighted retail, commercial and wholesale NGL sales business with our higher-margin, summer-weighted cylinder exchange business reduces overall seasonal fluctuations in volumes and financial results, as our cylinder exchange business is more active in summer months and our retail, commercial and wholesale NGL sales business is more active in winter months. The impact of seasonality is also mitigated by non-heating related demand throughout the year for propane for oilfield services, fuel for automobiles and for industrial applications, such as forklifts, mowers and generators. On a pro forma basis for the year ended December 31, 2012, we sold approximately 48 million gallons, of which approximately 45% was sold in the second and third quarters and 55% was sold in the first and fourth quarters.

        The volume of product that is handled, transported, throughput or stored in our refined products terminals is directly affected by the level of supply and demand in the wholesale markets served by our terminals. Overall supply of refined products in the wholesale markets is influenced by the absolute prices of the products, the availability of capacity on delivering pipelines and vessels, fluctuating refinery margins and the market's perception of future product prices. Although demand for gasoline typically peaks during the summer driving season, which extends from April to September, and declines during the fall and winter months, our refined products terminals do not experience any effects from such seasonality.

Insurance

        Our assets may experience physical damage as a result of an accident or natural disaster. These hazards can also cause personal injury and loss of life, severe damage to and destruction of property and equipment, pollution or environmental damage and suspension of operations. We maintain our own property, business interruption and pollution liability insurance policies at varying levels of deductibles and limits that we believe are reasonable and prudent under the circumstances to cover our operations and assets. As we continue to grow, we will continue to evaluate our policy limits and retentions as they relate to the overall cost and scope of our insurance program.

Regulation of the Industry and Our Operations

  Crude Oil

        We own and operate a fleet of trucks to transport crude oil. We are licensed to perform both intrastate and interstate motor carrier services and are subject to certain safety regulations issued by the DOT. DOT regulations cover, among other things, driver operations, maintaining log books, truck manifest preparations, the placement of safety placards on trucks and trailer vehicles, drug and alcohol testing, safety of operation and equipment and many other aspects of our trucking operations. Our trucking operations are also subject to regulations and oversight by the Occupational Safety and Health Administration.

  NGLs

        All states in which we operate have adopted fire safety codes that regulate the storage and distribution of propane. In some states, these laws are administered by state agencies, and in others they are administered on a municipal level. We maintain various permits necessary to ensure that our operations comply with applicable regulations. We conduct training programs to help ensure that our operations are in compliance with applicable governmental regulations. With respect to general operations, certain National Fire Protection Association ("NFPA") Pamphlets, including Nos. 54 and 58 and/or one or more of various international codes (including international fire, building and fuel gas codes) establish rules and procedures governing the safe handling of propane, or comparable regulations, which have been adopted by all states in which we operate. We believe that the policies and procedures currently in effect at all of our facilities for the handling, storage and distribution of propane are consistent with industry standards and are in compliance in all material respects with applicable environmental, health and safety laws.

        With respect to the transportation of propane by truck, we are subject to regulations promulgated under federal legislation, including the Federal Motor Carrier Safety Act and the Homeland Security Act of 2002. Regulations under these statutes cover the security and transportation of hazardous materials and are administered by the Pipeline and Hazardous Materials Safety Administration, a subagency of the DOT. The Natural Gas Safety Act of 1968 required the DOT to develop and enforce minimum safety regulations for the transportation of gases by pipeline. The DOT's pipeline safety regulations apply to, among other things, a propane gas system which supplies 10 or more residential customers or 2 or more commercial customers from a single source and to a propane gas system any portion of which is located in a public place. Additionally, the DOT's pipeline safety regulations require operators of all gas systems to provide operator qualification standards and training and written instructions for employees and third-party contractors working on covered pipelines and facilities, establish written procedures to minimize the hazards resulting from gas pipeline emergencies and conduct and keep records of inspections and testing. Operators are subject to the Pipeline Safety Improvement Act of 2002, which, among other things, protects employees from adverse employment actions if they provide information to their employers or to the federal government as to pipeline safety. Management believes that the policies and procedures currently in effect at all of our propane gas systems are consistent with industry standards and are in compliance with applicable laws. We also recently acquired a central distribution propane gas system in Arizona that is regulated as a utility by the Arizona Corporation Commission. Our ownership of this system may require us to file a notification of holding company status with the FERC pursuant to its regulations, although, as a single state holding company system, we expect to qualify for an exemption from most holding company regulation.

Environmental Matters

  General

        Our operations are subject to stringent and complex federal, state and local laws and regulations relating to the protection of the environment. As an owner or operator of certain terminaling, storage and transportation facilities, we must comply with these laws and regulations at the federal, state and local levels. These laws and regulations can restrict or impact our business activities in many ways, such as:

  •
  requiring the installation of pollution-control equipment or otherwise restricting the way we operate or imposing additional costs on our operations;

  •
  limiting or prohibiting construction activities in sensitive areas, such as wetlands, coastal regions or areas inhabited by endangered or threatened species;

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  delaying system modification or upgrades during permit reviews;

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  requiring investigatory and remedial actions to mitigate pollution conditions caused by our operations or attributable to former operations; and

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  enjoining the operations of facilities deemed to be in non-compliance with permits issued pursuant to or permit requirements imposed by such environmental laws and regulations.

        Failure to comply with these laws and regulations may trigger a variety of administrative, civil and criminal enforcement measures, including the assessment of monetary penalties. Certain environmental statutes impose strict joint and several liability for costs required to clean up and restore sites where substances, hydrocarbons or wastes have been disposed or otherwise released. Moreover, it is not uncommon for neighboring landowners and other third parties to file claims for personal injury and property damage allegedly caused by the release of hazardous substances, hydrocarbons or other waste products into the environment.

        The trend in environmental regulation is to place more restrictions and limitations on activities that may affect the environment, and thus, there can be no assurance as to the amount or timing of future expenditures for environmental compliance or remediation and actual future expenditures may be different from the amounts we currently anticipate. We try to anticipate future regulatory requirements that might be imposed and plan accordingly to remain in compliance with changing environmental laws and regulations and to minimize the costs of such compliance. We also actively participate in industry groups that help formulate recommendations for addressing existing or future regulations.

        We do not believe that compliance with federal, state or local environmental laws and regulations will have a material adverse effect on our business, financial position or results of operations or cash flows. In addition, we believe that the various environmental activities in which we are presently engaged are not expected to materially interrupt or diminish our operational ability. We cannot assure you, however, that future events, such as changes in existing laws or enforcement policies, the promulgation of new laws or regulations or the development or discovery of new facts or conditions will not cause us to incur significant costs. Below is a discussion of the material environmental laws and regulations that relate to our business. We believe that we are in substantial compliance with all of these environmental laws and regulations.

  Hazardous Substances and Waste

        Our operations are subject to environmental laws and regulations relating to the management and release of hazardous substances, solid and hazardous wastes and petroleum hydrocarbons. These laws generally regulate the generation, storage, treatment, transportation and disposal of solid and hazardous waste and may impose strict joint and several liability for the investigation and remediation of affected areas where hazardous substances may have been released or disposed. For instance, the Comprehensive Environmental Response, Compensation, and Liability Act, referred to as CERCLA or the Superfund law, and comparable state laws impose liability, without regard to fault or the legality of the original conduct, on certain classes of persons that contributed to the release of a hazardous substance into the environment. We may handle hazardous substances within the meaning of CERCLA, or similar state statutes, in the course of our ordinary operations and, as a result, may be jointly and severally liable under CERCLA for all or part of the costs required to clean up sites at which these hazardous substances have been released into the environment.

        We also generate industrial wastes that are subject to the requirements of the Resource Conservation and Recovery Act, referred to as RCRA, and comparable state statutes. While RCRA regulates both solid and hazardous wastes, it imposes strict requirements on the generation, storage, treatment, transportation and disposal of hazardous wastes. We generate little hazardous waste; however, it is possible that these wastes, which could include wastes currently generated during our operations, will in the future be designated as "hazardous wastes" and, therefore, be subject to more rigorous and costly disposal requirements. Moreover, from time to time, the EPA and state regulatory agencies have considered the adoption of stricter disposal standards for non-hazardous wastes, including natural gas wastes. Any such changes in the laws and regulations could have a material adverse effect on our maintenance capital expenditures and operating expenses or otherwise impose limits or restrictions on our operations or those of our customers.

        We currently own or lease properties where hydrocarbons are being or have been handled for many years. Although previous operators have utilized operating and disposal practices that were standard in the industry at the time, hydrocarbons or other wastes may have been disposed of or released on or under the properties owned or leased by us or on or under the other locations where these hydrocarbons and wastes have been transported for treatment or disposal. These properties and the wastes disposed thereon may be subject to CERCLA, RCRA and analogous state laws. Under these laws, we could be required to remove or remediate previously disposed wastes (including wastes disposed of or released by prior owners or operators), to clean up contaminated property (including contaminated groundwater) or to perform remedial operations to prevent future contamination. We are not currently aware of any facts, events or conditions relating to such requirements that could materially impact our operations or financial condition.

  Oil Pollution Act

        In 1991, the EPA adopted regulations under the Oil Pollution Act, or OPA. These oil pollution prevention regulations, as amended several times since their original adoption, require the preparation of a Spill Prevention Control and Countermeasure Plan, or SPCC, for facilities engaged in drilling, producing, gathering, storing, processing, refining, transferring, distributing, using, or consuming oil and oil products, and which due to their location, could reasonably be expected to discharge oil in harmful quantities into or upon the navigable waters of the United States. The owner or operator of an SPCC-regulated facility is required to prepare a written, site-specific spill prevention plan, which details how a facility's operations comply with the requirements. To be in compliance, the facility's SPCC plan must satisfy all of the applicable requirements for drainage, bulk storage tanks, tank car and truck loading and unloading, transfer operations (intrafacility piping), inspections and records, security, and training. Most importantly, the facility must fully implement the SPCC plan and train personnel in its execution. We believe that none of our facilities is materially adversely affected by such requirements, and the requirements are not expected to be any more burdensome to us than to any other similarly situated companies.

  Air Emissions

        Our operations are subject to the federal Clean Air Act, or the CAA, and comparable state and local laws and regulations. These laws and regulations regulate emissions of air pollutants from various industrial sources and also impose various monitoring and reporting requirements. Such laws and regulations may require that we obtain pre-approval for the construction or modification of certain projects or facilities expected to produce or significantly increase air emissions, obtain and strictly comply with air permits containing various emissions and operational limitations and utilize specific emission control technologies to limit emissions. Our failure to comply with these requirements could subject us to monetary penalties, injunctions, conditions or restrictions on operations and, potentially, criminal enforcement actions. We believe that we are in substantial compliance with these requirements. We may be required to incur certain capital expenditures in the future for air pollution control equipment in connection with obtaining and maintaining operating permits and approvals for air emissions. We believe, however, that our operations will not be materially adversely affected by such requirements, and the requirements are not expected to be any more burdensome to us than to any other similarly situated companies.

        On August 20, 2010, the EPA published new regulations under the CAA to control emissions of hazardous air pollutants from existing stationary reciprocating internal combustion engines. On May 22, 2012, the EPA proposed amendments to the final rule in response to several petitions for reconsideration. The EPA proposed a final rule on June 7, 2012. The EPA finalized the proposed amendments on January 14, 2013, but the rule has not yet been published in the Federal Register, and will not become effective until 60 days after it is published. The rule will require us to undertake certain expenditures and activities, likely including purchasing and installing emissions control equipment, such as oxidation catalysts or non-selective catalytic reduction equipment, on all our engines following prescribed maintenance practices for engines (which are consistent with our existing practices), and implementing additional emissions testing and monitoring. Compliance with the final rule currently is required by October 2013. We are continuing our evaluation of the cost impacts of the final rule and amendments.

        On June 28, 2011, the EPA issued a final rule, effective August 29, 2011 modifying existing regulations under the CAA that established new source performance standards for manufacturers, owners and operators of new, modified and reconstructed stationary internal combustion engines. The final rule may require us to undertake significant expenditures, including expenditures for purchasing, installing, monitoring and maintaining emissions control equipment. Compliance with the final rule is not required until at least 2013. The EPA issued minor amendments to the rule on January 14, 2013. We are currently evaluating the impact that this final rule and amendments will have on our operations.

  Water Discharges

        The Federal Water Pollution Control Act, or the Clean Water Act, and analogous state laws impose restrictions and strict controls regarding the discharge of pollutants into state waters as well as waters of the United States and impose requirements affecting our ability to conduct construction activities in waters and wetlands. Certain state regulations and the general permits issued under the Federal National Pollutant Discharge Elimination System program prohibit the discharge of pollutants and chemicals. Spill prevention, control and countermeasure requirements of federal laws require appropriate containment berms and similar structures to help prevent the contamination of regulated waters in the event of a hydrocarbon tank spill, rupture or leak. In addition, the Clean Water Act and analogous state laws require individual permits or coverage under general permits for discharges of storm water runoff from certain types of facilities. These permits may require us to monitor and sample the storm water runoff from certain of our facilities. Some states also maintain groundwater protection programs that require permits for discharges or operations that may impact groundwater conditions. Federal and state regulatory agencies can impose administrative, civil and criminal penalties for non-compliance with discharge permits or other requirements of the Clean Water Act and analogous state laws and regulations. We believe that compliance with existing permits and compliance with foreseeable new permit requirements under the Clean Water Act and state counterparts will not have a material adverse effect on our financial condition, results of operations or cash flow.

  Safe Drinking Water Act

        The underground injection of oil and natural gas wastes are regulated by the Underground Injection Control program authorized by the Safe Drinking Water Act. The primary objective of injection well operating requirements is to ensure the mechanical integrity of the injection apparatus and to prevent migration of fluids from the injection zone into underground sources of drinking water. We believe that our facilities will not be materially adversely affected by such requirements.

  Endangered Species

        The Endangered Species Act, or ESA, restricts activities that may affect endangered or threatened species or their habitats. While some of our facilities may be located in areas that are designated as habitats for endangered or threatened species, we believe that we are in substantial compliance with the ESA. However, the designation of previously unidentified endangered or threatened species could cause us to incur additional costs or become subject to operating restrictions or bans or limit future development activity in the affected areas. Moreover, as a result of a settlement approved by the United States District Court for the District of Columbia on September 9, 2011, the United States Fish and Wildlife Service is required to consider listing more than 250 species as endangered under the Endangered Species Act. Under the September 9, 2011 settlement, the United States Fish and Wildlife Service is required to review and address the needs of more than 250 species on the candidate list over a 6 year period. The designation of previously unprotected species as threatened or endangered in areas where we or our oil and propane exploration and production customers operate could cause us or our customers to incur increased costs arising from species protection measures and could result in delays or limitations in our customers' performance of operations, which could reduce demand for our services.

  National Environmental Policy Act

        The National Environmental Policy Act, or NEPA, establishes a national environmental policy and goals for the protection, maintenance and enhancement of the environment and provides a process for implementing these goals within federal agencies. A major federal agency action having the potential to significantly impact the environment requires review under NEPA and, as a result, many activities requiring FERC approval must undergo NEPA review. Many of our activities are covered under categorical exclusions which results in a shorter NEPA review process. The Council on Environmental Quality has announced an intention to reinvigorate NEPA reviews and on March 12, 2012 issued final guidance that may result in longer review processes that could lead to delays and increased costs that could materially adversely affect our revenues and results of operations.

  Hydraulic Fracturing

        The underground injection of oil and natural gas wastes are regulated by the Underground Injection Control program authorized by the Safe Drinking Water Act. The primary objective of injection well operating requirements is to ensure the mechanical integrity of the injection apparatus and to prevent migration of fluids from the injection zone into underground sources of drinking water. We do not conduct any hydraulic fracturing activities. However, a portion of our suppliers' and customers' hydrocarbon production is developed from unconventional sources that require hydraulic fracturing as part of the completion process. Hydraulic fracturing involves the injection of water, sand and chemicals under pressure into the formation to stimulate hydrocarbon production. Legislation to amend the Safe Drinking Water Act to repeal the exemption for hydraulic fracturing from the definition of underground injection and require federal permitting and regulatory control of hydraulic fracturing, as well as legislative proposals to require disclosure of the chemical constituents of the fluids used in the fracturing process, were proposed in recent sessions of Congress. Congress will likely continue to consider legislation to amend the Safe Drinking Water Act to subject hydraulic fracturing operations to regulation under the Act's Underground Injection Control Program to require disclosure of chemicals used in the hydraulic fracturing process.

        Scrutiny of hydraulic fracturing activities continues in other ways. The federal government is currently undertaking several studies of hydraulic fracturing's potential impacts. The EPA released a progress report on its study on December 21, 2012, and stated that a draft report of the findings of the study is expected in late 2014. In addition, in October 2011, the EPA announced its intention to propose regulations by 2014 under the Clean Water Act to regulate wastewater discharges from hydraulic fracturing and other natural gas production activities. In May 2012, the Bureau of Land Management issued a proposed rule to regulate hydraulic fracturing on public and Indian land. The rule would require companies to publicly disclose the chemicals used in hydraulic fracturing operations to the Bureau of Land Management ("BLM") after fracturing operations have been completed, and includes provisions addressing wellbore integrity and flowback water management plans. The Department of the Interior announced on January 18, 2013 that the BLM will issue a revised draft rule by March 31, 2013.

        Several states, including Texas and Colorado, have also proposed or adopted legislative or regulatory restrictions on hydraulic fracturing through additional permit requirements, public disclosure of fracturing fluid contents, operational restrictions, and temporary or permanent bans on hydraulic fracturing in certain environmentally sensitive areas such as watersheds.

        On April 17, 2012, the EPA approved final rules that would subject all oil and natural gas operations (production, processing, transmission, storage and distribution) to regulation under the NSPS and National Emission Standards for Hazardous Air Pollutants ("NESHAPS") programs. These rules also include NSPS for completions of hydraulically fractured oil and gas wells. These standards include the reduced emission completion ("REC") techniques developed in EPA's Natural Gas STAR program along with pit flaring of gas not sent to the gathering line. The standards would be applicable to newly drilled and fractured wells as well as existing wells that are refractured. Further, the proposed regulations under NESHAPS include maximum achievable control technology ("MACT") standards for those glycol dehydrators and storage vessels at major sources of hazardous air pollutants not currently subject to MACT standards. At this point, the effect these proposed rules could have on our business, and that of our customers and suppliers, has not been determined. While these rules have been finalized, many of the rules' provisions will be phased-in over time, with the more stringent requirements like REC not becoming effective until 2015.

  Climate Change

        Recent scientific studies have suggested that emissions of certain gases, commonly referred to as "greenhouse gases" and including carbon dioxide and methane, may be contributing to warming of the Earth's atmosphere. In response to the scientific studies, international negotiations to address climate change have occurred. The United Nations Framework Convention on Climate Change, also known as the "Kyoto Protocol," became effective on February 16, 2005 as a result of these negotiations, but the United States did not ratify the Kyoto Protocol. At the end of 2009, an international conference to develop a successor to the Kyoto Protocol issued a document known as the Copenhagen Accord. Pursuant to the Copenhagen Accord, the United States submitted a greenhouse gas emission reduction target of 17% by 2020 compared to 2005 levels. We continue to monitor the international efforts to address climate change. Their effect on our operations cannot be determined with any certainty at this time.

        In the United States, legislative and regulatory initiatives are underway to limit GHG emissions. Congress has considered legislation that would control GHG emissions through a "cap and trade" program and several states have already implemented programs to reduce GHG emissions. Most of these cap and trade programs work by requiring major sources of emissions, such as electric power plants, or major producers of fuels, such as refineries and gas processing plants, to acquire and surrender emission allowances. The number of allowances available for purchase is reduced each year in an effort to achieve the overall greenhouse gas emission reduction goal. The Supreme Court determined that GHG emissions fall within the federal CAA definition of an "air pollutant," and in response the EPA promulgated an endangerment finding paving the way for regulation of GHG emissions under the CAA. In 2010, the EPA issued a final rule, known as the "Tailoring Rule," that makes certain large stationary sources and modification projects subject to permitting requirements for greenhouse gas emissions under the Clean Air Act.

        In addition, on September 2009, the EPA issued a final rule requiring the reporting of GHGs from specified large GHG emission sources in the United States beginning in 2011 for emissions in 2010. On November 30, 2010, the EPA published a final rule expanding its existing GHG emissions reporting to include onshore and offshore oil and natural gas systems beginning in 2012.

        Because regulation of GHG emissions is relatively new, further regulatory, legislative and judicial developments are likely to occur. Such developments may affect how these GHG initiatives will impact us. Moreover, while the Supreme Court held in its June 2011 decision in American Electric Power Co., Inc. v. Connecticut that with respect to claims concerning GHG emissions, the federal common law of nuisance was displaced by the federal Clean Air Act, the Court left open the question whether tort claims against GHG emissions sources alleging property damage may proceed under state common law. There thus remains some litigation risk for such claims. Due to the uncertainties surrounding the regulation of and other risks associated with GHG emissions, we cannot predict the financial impact of related developments on us.

        Legislation or regulations that may be adopted to address climate change could also affect the markets for our products by making our products more or less desirable than competing sources of energy. To the extent that our products are competing with higher greenhouse gas emitting energy sources, our products would become more desirable in the market with more stringent limitations on greenhouse gas emissions. To the extent that our products are competing with lower greenhouse gas emitting energy sources such as solar and wind, our products would become less desirable in the market with more stringent limitations on greenhouse gas emissions. We cannot predict with any certainty at this time how these possibilities may affect our operations.

        The majority of scientific studies on climate change suggest that stronger storms may occur in the future in the areas where we operate, although the scientific studies are not unanimous. We are taking steps to mitigate physical risks from storms, but no assurance can be given that future storms will not have a material adverse effect on our business.

  Anti-terrorism Measures

        The Department of Homeland Security Appropriation Act of 2007 requires the Department of Homeland Security, or DHS, to issue regulations establishing risk-based performance standards for the security of chemical and industrial facilities, including oil and gas facilities that are deemed to present "high levels of security risk." The DHS issued an interim final rule in April 2007 regarding risk-based performance standards to be attained pursuant to this act and, on November 20, 2007, further issued an Appendix A to the interim rules that establish chemicals of interest and their respective threshold quantities that will trigger compliance with these interim rules. Covered facilities that are determined by DHS to pose a high level of security risk will be required to prepare and submit Security Vulnerability Assessments and Site Security Plans as well as comply with other regulatory requirements, including those regarding inspections, audits, recordkeeping, and protection of chemical-terrorism vulnerability information.

Trademarks and Tradenames

        We utilize a variety of trademarks and tradenames which we own, including "Pinnacle Propane" and "Pinnacle Propane Express." We regard our trademarks, tradenames and other proprietary rights as valuable assets and believe that they have significant value in the marketing of our products and services.

Title to Properties and Permits

        We believe that we have satisfactory title to all of the assets that we own. Although title to these properties is subject to encumbrances in some cases, such as customary interests generally retained in connection with the acquisition of real property, liens that can be imposed in some jurisdictions for government-initiated action to clean up environmental contamination, liens for current taxes and other burdens and easements, restrictions and other encumbrances to which the underlying properties were subject at the time of acquisition by us, we believe that none of these burdens should materially detract from the value of these properties or from our interest in these properties or should materially interfere with their use in the operation of our business.

        We believe that we have obtained or will obtain sufficient third-party consents, permits and authorizations for us to operate our business in all material respects as described in this prospectus. With respect to any consents, permits or authorizations that have not been obtained, we believe that these consents, permits or authorizations will be obtained after the closing of this offering or that the failure to obtain these consents, permits or authorizations will not have a material adverse effect on the operation of our business.

Office Facilities

        Our general partner maintains its headquarters in Irving, Texas. We also have satellite offices located in Houston, Texas, Whitesboro, Texas, Shreveport, Louisiana, Pratt, Kansas, Gurnee, Illinois and Williston, North Dakota. The current lease of our general partner's headquarters expires in 2019. While we may require additional office space as our business expands, we believe that our existing facilities are adequate to meet our needs for the immediate future and that additional facilities will be available on commercially reasonable terms as needed.

Employees

        We are managed and operated by the board of directors and executive officers of our general partner. Neither we nor our subsidiaries will have any employees. Our general partner will have the sole responsibility for providing the employees and other personnel necessary to conduct our operations. All of the employees that conduct our business will be employed by our general partner. As of June 1, 2013, our general partner and its affiliates have approximately 650 employees performing services for our operations. None of these employees are covered by collective bargaining agreements and we believe that our general partner and its affiliates have a satisfactory relationship with their employees.

Legal Proceedings

        At any time, we are party to various claims, legal actions and complaints arising in the ordinary course of business. In the opinion of our management, the ultimate resolution of these claims, legal actions, and complaints, after consideration of amounts accrued, insurance coverage and other arrangements, will not have a material adverse effect on our consolidated financial position, results of operations or cash flows. However, the outcome of such matters is inherently uncertain, and estimates of our combined liabilities may change materially as circumstances develop.

MANAGEMENT

Management of JP Energy Partners LP

        We are managed by the directors and executive officers of our general partner, JP Energy GP II LLC. Our general partner is not elected by our unitholders and will not be subject to re-election by our unitholders in the future. Lonestar and members of our management directly own 95% of the membership interests in our general partner. Our general partner has a board of directors, and our unitholders are not entitled to elect the directors and our unitholders cannot directly or indirectly to participate in our management or operations. Our general partner will be liable, as general partner, for all of our debts (to the extent not paid from our assets), except for indebtedness or other obligations that are made specifically nonrecourse to it. Whenever possible, we intend to incur indebtedness that is nonrecourse to our general partner.

        Following the closing of this offering, we expect that our general partner will have seven directors, including two independent directors. The members of our general partner, including Lonestar, will appoint all members to the board of directors of our general partner. In accordance with the NYSE's phase-in rules, we will have at least three independent directors within one year of the date our common units are first listed on the NYSE.

        Neither we nor our subsidiaries will have any employees. Our general partner will have the sole responsibility for providing the employees and other personnel necessary to conduct our operations. All of the employees that conduct our business will be employed by our general partner, but we sometimes refer to these individuals in this prospectus as our employees.

  Director Independence

        Although most companies listed on the NYSE are required to have a majority of independent directors serving on the board of directors of the listed company, the NYSE does not require a publicly traded partnership like us to have a majority of independent directors on the board of directors of our general partner or to establish a compensation or a nominating and corporate governance committee. We are, however, required to have an audit committee of at least three members within one year of the date our common units are first listed on the NYSE, and all of our audit committee members are required to meet the independence and financial literacy tests established by the NYSE and the Exchange Act.

  Committees of the Board of Directors

        The board of directors of our general partner will have an audit committee, a compensation committee and a conflicts committee, and may have such other committees as the board of directors shall determine from time to time. Each of the standing committees of the board of directors will have the composition and responsibilities described below.

  Audit Committee

        At least three independent members of the board of directors of our general partner will serve as the initial members of our audit committee. Our general partner initially may rely on the phase-in rules of the SEC and the NYSE with respect to the independence of our audit committee. Those rules permit our general partner to have an audit committee that has one independent member by the date our common units are first listed on the NYSE, a majority of independent members within 90 days thereafter and all independent members within one year thereafter. Our audit committee will assist the board of directors in its oversight of the integrity of our financial statements and our compliance with legal and regulatory requirements and corporate policies and controls. Our audit committee will have the sole authority to retain and terminate our independent registered public accounting firm, approve all auditing services and related fees and the terms thereof, and pre-approve any non-audit services to be rendered by our independent registered public accounting firm. Our audit committee will also be responsible for confirming the independence and objectivity of our independent registered public accounting firm. Our independent registered public accounting firm will be given unrestricted access to our audit committee.

  Compensation Committee

        At least three members of the board of directors of our general partner will serve on our compensation committee. The compensation committee will establish salaries, incentives and other forms of compensation for officers and other employees. The compensation committee will also administer our incentive compensation and benefit plans. The NYSE does not require publicly traded partnerships, such as us, to have a compensation committee or, if we voluntarily elect to have a compensation committee, require that the members of the compensation committee be independent directors.

  Conflicts Committee

        At least two members of the board of directors of our general partner will serve on our conflicts committee to review specific matters that may involve conflicts of interest in accordance with the terms of our partnership agreement. Our conflicts committee will determine if the resolution of the conflict of interest is fair and reasonable to us. The members of our conflicts committee may not be officers or employees of our general partner or directors, officers, or employees of its affiliates, and must meet the independence and experience standards established by the NYSE and the Exchange Act to serve on an audit committee of a board of directors. In addition, the members of our conflicts committee may not own any interest in our general partner or any interest in us or our subsidiaries other than common units or awards under our incentive compensation plan. Any matters approved by our conflicts committee in good faith will be deemed to be approved by all of our partners and not a breach by our general partner of any duties it may owe us or our unitholders.

Directors and Executive Officers of JP Energy GP II LLC

        Directors are elected by the members of our general partner and hold office until their successors have been elected or qualified or until their earlier death, resignation, removal or disqualification. Executive officers are appointed by, and serve at the discretion of, the board of directors. The following table shows information for the directors and executive officers of JP Energy GP II LLC.

Name	Age	Position with JP Energy GP II LLC
J. Patrick Barley	38	Chairman of the Board, President and Chief Executive Officer
Todd W. Whitbeck	48	Senior Vice President, Chief Financial Officer and Director
Christopher Hill	39	Senior Vice President—NGLs
Scott Smith	49	Senior Vice President—Crude Oil Services
John F. Erhard	38	Director
Daniel R. Revers	51	Director
Lucius H. Taylor	38	Director
Greg Arnold	49	Director

        J. Patrick Barley.    J. Patrick Barley has served as President, Chief Executive Officer and Chairman of the board of directors of our general partner since May 2010. Mr. Barley brings over 14 years of experience managing early-stage investments. Prior to founding JP Energy Partners, Mr. Barley was the Founder, President and Chief Executive Officer of Lonestar Midstream Partners, LP, or Lonestar Midstream, a midstream company focused on natural gas gathering and processing, from March 2005 to July 2008. Mr. Barley managed his private investments from the sale of Lonestar Midstream to Penn Virginia Resources Partners LP in July 2008 until he founded JP Energy Partners in May 2010. In 2004,

Mr. Barley formed his own private investment firm, CB Capital, LLC, which served as the general partner of Lonestar Midstream. Prior to forming CB Capital, LLC, Mr. Barley was a partner at Greenfield Capital Management, LLC from 1999 to 2004. Mr. Barley earned a Bachelor of Science from Texas Tech University and a Master of Business Administration in Finance from Southern Methodist University.

        Todd W. Whitbeck.    Todd W. Whitbeck has served as the Senior Vice President and Chief Financial Officer and director of our general partner since October 2011. Prior to joining JP Energy Partners, Mr. Whitbeck served as the Chief Financial Officer of Hard Goods Business Units and Off-Mall Retail Selling Formats of Sears Holdings Corporation from October 2008 to October 2011. Prior to joining Sears Holdings Corporation, Mr. Whitbeck served as the Chief Financial Officer and Chief Operating Officer of electronics retailer CompUSA from September 2007 to October 2008 and as the Chief Financial Officer from January 2006 to April 2007. From October 1999 to January 2006, Mr. Whitbeck served in various roles at CompUSA, including Vice President, Finance and Chief Financial Officer of certain subsidiaries of CompUSA. Mr. Whitbeck began his career in the banking industry, where he ultimately served as Vice President—Finance for Bank One, overseeing the Western and Southern regions. Mr. Whitbeck earned a Bachelor in Business Administration in Finance from Oklahoma State University.

        Christopher Hill.    Christopher Hill has served as the Senior Vice President—NGLs of our general partner since January 2011. Mr. Hill co-founded JP Energy Partners and joined as Senior Vice President of Business Development and President of Alliant Gas, LLC in November 2010 and became president of Pinnacle Propane, LLC in January 2012. Prior to joining JP Energy Partners, Mr. Hill was a Vice President of D.H. Investment Co. and Cordillera Ranch Development Corporation from 1999 through October 2010, developing residential and commercial real estate. Mr. Hill earned a Bachelor of Business Administration in Finance at Texas Tech University.

        Scott Smith.    Scott Smith has served as the Senior Vice President—Crude Oil Services of our general partner since July 2012. Prior to joining JP Energy Partners, Mr. Smith was the Founder, President and Chief Executive Officer of Falco Energy Transportation, LLC, a crude gathering and transportation company, from September 2008 to July 2012. Prior to founding Falco, Mr. Smith served as the Founder, President, and Chief Executive Officer of Falco Energy Marketing, an independent consulting company for crude oil gatherers and transporters from September 2004 to August 2008. Prior to founding Falco Energy Marketing, Mr. Smith served as Director and Vice President of Genesis Crude Oil—Eastern Division from July 1997 to August 2004, a crude oil gathering and transportation company. Prior to Genesis, Mr. Smith served as the Executive Vice President of Falco S&D Inc., a crude oil gathering and transportation company from 1990 to 1997. Prior to joining Falco S&D, Mr. Smith served as a Crude Oil Representative for Enron, a crude oil trading and transportation company, from July 1988 to September 1990. Mr. Smith earned a Bachelor's degree in General Business from Louisiana State University.

        John F. Erhard.    John F. Erhard was named a member of the board of directors of our general partner in July 2011 and was appointed to the board in connection with his affiliation with ArcLight, which controls our general partner. Mr. Erhard, a managing director at ArcLight, joined the firm in 2001 and has 14 years of energy finance and private equity experience. Prior to joining ArcLight, he was an Associate at Blue Chip Venture Company, a venture capital firm focused on the information technology sector. Mr. Erhard began his career at Schroders, where he focused on mergers and acquisitions. Mr. Erhard earned a Bachelor of Arts in Economics from Princeton University and a Juris Doctor from Harvard Law School. Mr. Erhard previously served on the Board of Directors of Patriot Coal and on the board of directors of Buckeye GP Holdings (NYSE: BGH), the publicly traded general partner of Buckeye Partners (NYSE: BPL). In addition, Mr. Erhard has experience in the master limited partnership sector. He is currently serving on the board of directors of the general partner of American Midstream Partners, L.P. (NYSE: AMID) and previously served on the board of directors of Buckeye GP Holdings. We believe that Mr. Erhard's considerable energy, finance and private equity experience, including his experience with master limited partnerships, provide him with the necessary skills to be a member of the board of directors of our general partner.

        Daniel R. Revers.    Daniel R. Revers was named a member of the board of directors of our general partner in June 2011 and was appointed to the board in connection with his affiliation with ArcLight, which controls our general partner. Mr. Revers is Managing Partner of and a co-founder of ArcLight Capital Partners, LLC and has 24 years of energy finance and private equity experience. Mr. Revers manages the Boston office of ArcLight and is responsible for overall investment, asset management, strategic planning, and operations of ArcLight and its funds. Prior to forming ArcLight in 2000, Mr. Revers was a Managing Director in the Corporate Finance Group at John Hancock Financial Services, where he was responsible for the origination, execution, and management of a $6 billion portfolio consisting of debt, equity, and mezzanine investments in the energy industry. Prior to joining John Hancock in 1995, Mr. Revers held various financial positions at Wheelabrator Technologies, Inc., where he specialized in the development, acquisition, and financing of domestic and international power and energy projects. In addition, Mr. Revers is currently serving on the board of directors of the general partner of American Midstream Partners, L.P. (NYSE: AMID). Mr. Revers earned a Bachelor of Arts in Economics from Lafayette College and a Master of Business Administration from the Amos Tuck School of Business Administration at Dartmouth College. We believe that Mr. Revers' significant energy, finance and private equity experience provide him with the necessary skills to be a member of the board of directors of our general partner.

        Lucius H. Taylor.    Lucius H. Taylor was named a member of the board of directors of our general partner in September 2011 and was appointed to the board in connection with his affiliation with ArcLight, which controls our general partner. Mr. Taylor is a Principal at ArcLight, an energy-focused investment firm headquartered in Boston Massachusetts, which he joined in 2007. Mr. Taylor has over 14 years of experience in energy and natural resource finance and engineering. In addition, Mr. Taylor serves on the board of directors of the general partner of American Midstream Partners, L.P. (NYSE: AMID). Prior to joining ArcLight, Mr. Taylor was a Vice President in the Energy and Natural Resource Group at FBR Capital Markets where he focused on raising public and private capital for companies in the power and energy sectors. Mr. Taylor began his career as a geologist and project manager at CH2M HILL, Inc. Mr. Taylor earned a Bachelor of Arts in Geology from Colorado College, a Master of Science in Hydrogeology from the University of Nevada, and a Master of Business Administration from the Wharton School at the University of Pennsylvania. Mr. Taylor was selected to serve as a director on the board due to his affiliation with ArcLight, his in-depth knowledge of the energy industry and his financial and business expertise.

        Greg Arnold.    Greg Arnold was named to the board of directors of our general partner in November 2012 and was appointed to the board in connection with the acquisition of our North Little Rock, Arkansas and Caddo Mills, Texas refined products terminals in November 2012. Mr. Arnold is currently the President and CEO and a member of the board of directors of Truman Arnold Companies, a privately owned national petroleum marketing and aviation fixed-based operation company, where he has been since 1987. Mr. Arnold was named President and Chief Operation Officer of Truman Arnold Companies in 1990 and was named President and CEO in 2003. Mr. Arnold has previously served on the board of directors of Century Bancshares, Inc. from 1998 until December of 2008. Additionally, Mr. Arnold served on the board of Christus St. Michael Hospital board prior to 2009. Mr. Arnold received a Bachelor of Business Administration from Stephen F. Austin University. We believe that Mr. Arnold's significant energy industry and financial experience provide him with the necessary skills to be a member of the board of directors of our general partner.

 Board Leadership Structure

        The chief executive officer of our general partner currently serves as the chairman of the board. The board of directors of our general partner has no policy with respect to the separation of the offices of chairman of the board of directors and chief executive officer. Instead, that relationship is defined and governed by the amended and restated limited liability company agreement of our general partner, which permits the same person to hold both offices. Directors of the board of directors of our general partner are designated or elected by the members of our general partner, including Lonestar and certain members of management. Accordingly, unlike holders of common stock in a corporation, our unitholders will have only limited voting rights on matters affecting our business or governance, subject in all cases to any specific unitholder rights contained in our partnership agreement.

Board Role in Risk Oversight

        Our corporate governance guidelines will provide that the board of directors of our general partner is responsible for reviewing the process for assessing the major risks facing us and the options for their mitigation. This responsibility will be largely satisfied by our audit committee, which is responsible for reviewing and discussing with management and our registered public accounting firm our major risk exposures and the policies management has implemented to monitor such exposures, including our financial risk exposures and risk management policies.

Executive Compensation

        We do not directly employ any of the persons responsible for managing our business. Our general partner, under the direction of its board of directors, or the Board, is responsible for managing our operations and employs all of the employees that operate our business. The compensation payable to the officers of our general partner is paid by our general partner and such payments are reimbursed by us. Please read "Our Partnership Agreement—Reimbursement of Expenses." However, we sometimes refer to the employees and officers of our general partner as our employees and officers in this prospectus.

        This Executive Compensation disclosure provides an overview of the executive compensation program for our named executive officers identified below for 2012. Our general partner intends to provide our named executive officers with compensation that is significantly performance based. For the year ended December 31, 2012, our named executive officers, or our NEOs, were:

  •
  J. Patrick Barley, our President and Chief Executive Officer;

  •
  Todd Whitbeck, our Senior Vice President and Chief Financial Officer; and

  •
  Christopher Hill, our Senior Vice President—NGLs.

 Summary Compensation Table for 2012

        The following table sets forth certain information with respect to the compensation paid to our NEOs for the year ended December 31, 2012.

Name and Principal Position	Year	Salary ($)	Bonus ($)(1)	Unit Awards ($)	All Other Compensation ($)	Total ($)
J. Patrick Barley	2012	250,000	500,000	—	—	750,000
President and Chief Executive Officer
Todd Whitbeck	2012	300,000	360,000	208,100(2)	—	868,100
Senior Vice President and Chief Financial Officer
Christopher Hill	2012	200,000	150,000	—	—	350,000
Senior Vice President—NGLs

(1)
Represents the awards earned under our annual incentive bonus program for 2012. For additional information, please read "—Narrative Disclosure to Summary Compensation Table—Annual Performance-Based Compensation for 2012" below.

(2)
Amount shown represents the grant date fair value of class B common units in us granted to Mr. Whitbeck in early 2012 in connection with his commencement of employment with us in October 2011, computed in accordance with FASB ASC Topic 718 without regard to the estimate effect of any possible forfeitures. For additional information relating to this award of class B common units, including the treatment of such unit in connection with the consummation of this offering, please read the discussion below under the heading "—Narrative Disclosure to Summary Compensation Table—Discretionary Long-Term Equity Incentive Awards."

Narrative Disclosure to Summary Compensation Table

  Elements of the Compensation Program

        Compensation for our NEOs consists primarily of the elements, and their corresponding objectives, identified in the following table.

Compensation Element	Primary Objective
Base salary	Recognize performance of job responsibilities and to attract and retain individuals with superior talent.
Annual performance-based compensation	Promote near-term performance objectives and reward individual contributions to the achievement of those objectives.
Discretionary long-term equity incentive awards	Emphasize long-term performance objectives, encourage the maximization of unitholder value and retain key executives by providing an opportunity to participate in the ownership of our partnership.
Retirement savings (401(k)) plan	Provide an opportunity for tax-efficient savings.
Other elements of compensation and perquisites	Attract and retain talented executives in a cost-efficient manner by providing benefits with high perceived values at relatively low cost.

  Base Compensation for 2012

        We believe that executive officer base salaries should be competitive with salaries for executive officers in similar positions with similar responsibilities in our marketplace. Base salaries for our NEOs were initially set at modest levels, primarily due to our limited operating history at the time such salaries were determined, with the expectation that base salaries would be increased over time to bring them closer to competitive levels of base salaries in our industry. As a result, in early 2013, we implemented base salary increases for each of our NEOs, such that their current base salaries are set forth in the table below. These increases were made in contemplation of this offering, to reflect the increased complexity and scope of our business as it has grown since 2010 and to establish appropriate relative pay levels for our NEOs to reflect each NEO's level of authority and responsibility within our organization.

Name and Principal Position	2012 Base Salary ($)	Current Base Salary ($)
J. Patrick Barley President and Chief Executive Officer	250,000	425,000
Todd Whitbeck Senior Vice President and Chief Financial Officer	300,000	375,000
Christopher Hill Senior Vice President—NGLs	200,000	325,000

        In the future, base salaries, along with other elements of compensation, will be reviewed periodically by the compensation committee.

  Annual Performance-Based Compensation for 2012

        Each of our NEOs participates in an annual bonus program, under which incentive awards are determined annually in the discretion of the board of directors of our general partner. In making individual annual bonus decisions, the board of directors of our general partner has not historically relied on pre-determined performance goals or targets. Instead, determinations regarding annual bonus compensation awards have been based on a subjective assessment of all reasonably available information, including the applicable executive's performance, business impact, contributions and leadership. No pre-determined target bonus levels applied for purposes of our 2012 annual bonus program. The percentage of each NEO's salary awarded as bonuses to each of our named executive officers for 2012 was as follows: Mr. Barley: 200%, Mr. Whitbeck: 120% and Mr. Hill: 75%. In determining such award levels, the board of directors of our general partner generally considered each NEO's level of authority and responsibility within our organization and the corresponding ability of such NEO to influence our results and successes for 2012.

  Benefit Plans and Perquisites

        We provide our executive officers, including our NEOs, with certain personal benefits and perquisites, which we do not consider to be a significant component of executive compensation but which we recognize are an important factor in attracting and retaining talented executives. Executive officers are eligible under the same plans as all other employees with respect to our medical, dental, vision, disability and life insurance plans and a defined contribution plan that is intended to tax-qualified under applicable provisions of the Internal Revenue Code and that we refer to as the 401(k) Plan.

  Discretionary Long-Term Equity Incentive Awards

        Our general partner has not historically made use of regular annual equity incentive awards as a means of compensating our executives. Rather, upon our formation in 2010, Mr. Barley and Mr. Hill purchased class B common units in us, which purchases were generally made on the same terms and conditions and at the same per unit prices as other capital investors in our business.

        Mr. Whitbeck commenced employment with us in October 2011 and in connection with his commencement of employment, in early 2012, Mr. Whitbeck received a one-time award of 10,000 class B common units in us, which units were scheduled to vest in five equal annual installments, with the first installment vesting on October 1, 2012. The class B units are subject to accelerated vesting in certain circumstances, including upon the consummation of this offering, as described in more detail below under the heading "—Severance and Change in Control Arrangements." Upon the consummation of this offering, we expect that all of the outstanding class B common units in us will be converted into common and subordinated units in us on an equivalent value basis, based upon the per unit price in this offering.

        For additional information regarding the common and subordinated units in us expected to be held by our executive officers immediately following the consummation of this offering, please read the discussion and tables below under the heading "Security Ownership of Certain Beneficial Owners and Management."

        In anticipation of our initial public offering, we intend to adopt a new long-term equity incentive plan, or the LTIP, under which we expect to make periodic grants of equity and equity-based awards in us to our NEOs and other key employees and other service providers. The LTIP is discussed in more detail under "2013 Long-Term Incentive Plan" below.

  Outstanding Equity Awards at December 31, 2012

        The following table provides information regarding the outstanding and unvested class B common units in us as of December 31, 2012. None of our NEOs held any option awards that were outstanding as of December 31, 2012.

Unit Awards
Name	Number of Units That Have Not Vested (#)		Market Value of Units That Have Not Vested ($)(3)
J. Patrick Barley(1)	—		—
Todd Whitbeck	8,000	(2)	244,000
Christopher Hill(1)	—		—

(1)
Mr. Barley and Mr. Hill held no unvested equity awards as of December 31, 2012.

(2)
Represents Class B common units in us, which are scheduled to vest in four equal annual installments on October 1 of each year. The units will become fully vested upon the consummation of this offering and will be converted on an equivalent value based into common and subordinated units in us.

(3)
Amount shown reflects an estimate of the fair market value of the applicable units as of December 31, 2012, as determined by our general partner.

  Severance and Change in Control Arrangements

        Our general partner has entered into an employment agreement with Mr. Whitbeck, effective as of October 1, 2011 for a term of three years from such date. If our general partner terminates Mr. Whitbeck's employment for cause or due to death or disability or if Mr. Whitbeck resigns his employment without good reason, then Mr. Whitbeck will receive only his base salary earned through the date of termination but not yet paid, any expenses owed to him and any amount accrued arising from his participation in employee benefit plans or as required by law. Any further right to salary, bonus, or other benefits will cease.

        However, if Mr. Whitbeck is terminated without cause or resigns for good reason and signs a release of claims in favor of our general partner, then he will be entitled to receive an amount of cash payable in a lump sum equal to the greater of one times his then current annual base salary or the amount of base salary (at the then current rate) remaining under the term of his employment agreement. For purposes of the employment agreement, "cause" is defined generally as (i) fraud, embezzlement or theft against us or our general partner or a material violation of company policies, (ii) gross negligence, dishonesty, moral turpitude or fraud causing material harm to us or our general partner, (iii) disclosure or misuse of our confidential information, or (iv) material nonperformance of duties, willful misconduct or breach of fiduciary duty that is not cured within 10 days after notice to Mr. Whitbeck thereof. "Good reason" is defined generally as (i) a material diminution in job title or duties, (ii) a material breach of our general partner's obligations under the agreement (including a failure to pay or provide salary or benefits) or (iii) a greater than 50 mile relocation of Mr. Whitbeck's primary place of employment, in each case that is not cured within 30 days of Mr. Whitbeck's objection thereto. In addition, upon termination of employment, Mr. Whitbeck has agreed to (a) not engage in any business that is competitive with us in the geographical locations where we operate for a period of at least 12 months following his termination (6 months in the event of a termination without cause or resignation for good reason) and (b) not solicit our employees, customers, suppliers or other business associates for a period of two years following his termination.

        Under the award agreements governing Mr. Whitbeck's outstanding equity incentive awards in us, all of Mr. Whitbeck's unvested units will fully vest and become non-forfeitable upon either a change in control of us or our general partner or the consummation of this offering.

        Our general partner has not entered into an employment, severance or other similar agreement with Mr. Barley or Mr. Hill, nor are Mr. Barley or Mr. Hill entitled to any payments or benefits in connection with a change in control of us or our general partner. However, our general partner may enter into such arrangements with Mr. Barley and Mr. Hill in the future.

Director Compensation

        For the year ended December 31, 2012, our NEOs or other employees who also served as members of the board of directors of our general partner did not receive additional compensation for their service as directors. Additionally, directors who were not officers, employees or paid consultants or advisors of us or our general partner did not receive compensation for their services as directors.

        Following the consummation of this offering, officers, employees or paid consultants or advisors of us or our general partner or its affiliates who also serve as directors will not receive additional compensation for their service as directors. Following the consummation of this offering, our directors who are not officers, employees or paid consultants or advisors of us or our general partner or its affiliates will receive cash and equity-based compensation for their services as directors.

        Although the terms of our expected director compensation program have not yet been determined, we expect such compensation may consist of the following:

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  an annual retainer of $50,000;

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  an additional annual retainer of $10,000 for service as the chair of any standing committee and a $5,000 fee for service on two or more committees;

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  meeting attendance fees of $1,750 per meeting attended, whether telephonically or in person; and

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  with respect to the first year following the closing of this offering, an equity-based award of 2,000 restricted units granted under our LTIP and vesting in one-third increments on each of the first three anniversaries of the grant date. We expect to grant additional equity based awards annually to our directors on terms that have not yet been determined.

        Directors will also receive reimbursement for out-of-pocket expenses associated with attending such board or committee meetings and director and officer liability insurance coverage. Each director will be fully indemnified by us for actions associated with being a director to the fullest extent permitted under Delaware law.

2013 Long-Term Incentive Plan

        Our general partner intends to adopt the JP Energy Partners LP 2013 Long-Term Incentive Plan, or our "LTIP," for officers, directors and employees of our general partner or its affiliates, and any consultants, affiliates of our general partner or other individuals who perform services for us. Our general partner may issue our executive officers and other service providers long-term equity based awards under the plan, which awards will be intended to compensate the recipients thereof based on the performance of our common units and their continued employment during the vesting period, as well as align their long-term interests with those of our unitholders. We will be responsible for the cost of awards granted under our LTIP and all determinations with respect to awards to be made under our LTIP will be made by the board of directors of our general partner or any committee thereof that may be established for such purpose or by any delegate of the board of directors or such committee, subject to applicable law, which we refer to as the plan administrator. We currently expect that the board of directors of our general partner or a committee thereof will be designated as the plan administrator. The following description reflects the terms that are currently expected to be included in the LTIP.

        General.    The LTIP will provide for the grant, from time to time at the discretion of the board of directors or compensation committee of our general partner or any delegate thereof, subject to applicable law, of unit awards, restricted units, phantom units, unit options, unit appreciation rights, distribution equivalent rights, profits interest units and other unit-based awards. The purpose of awards under the LTIP is to provide additional incentive compensation to employees providing services to us, and to align the economic interests of such employees with the interests of our unitholders. The LTIP will limit the number of units that may be delivered pursuant to vested awards to                        common units, subject to proportionate adjustment in the event of unit splits and similar events. Common units subject to awards that are canceled, forfeited, withheld to satisfy exercise prices or tax withholding obligations or otherwise terminated without delivery of the common units will be available for delivery pursuant to other awards.

        Restricted units and phantom units.    A restricted unit is a common unit that is subject to forfeiture. Upon vesting, the forfeiture restrictions lapse and the recipient holds a common unit that is not subject to forfeiture. A phantom unit is a notional unit that entitles the grantee to receive a common unit upon the vesting of the phantom unit or on a deferred basis upon specified future dates or events or, in the discretion of the administrator, cash equal to the fair market value of a common unit. The administrator of the LTIP may make grants of restricted and phantom units under the LTIP that contain such terms, consistent with the LTIP, as the administrator may determine are appropriate, including the period over which restricted or phantom units will vest. The administrator of the LTIP may, in its discretion, base vesting on the grantee's completion of a period of service or upon the achievement of specified financial objectives or other criteria or upon a change of control (as defined in the LTIP) or as otherwise described in an award agreement.

        Distributions made by us with respect to awards of restricted units may be subject to the same vesting requirements as the restricted units.

        Distribution equivalent rights.    The administrator of the LTIP, in its discretion, may also grant distribution equivalent rights, either as standalone awards or in tandem with other awards. Distribution equivalent rights are rights to receive an amount in cash, restricted units or phantom units equal to all or a portion of the cash distributions made on units during the period an award remains outstanding.

        Unit options and unit appreciation rights.    The administrator of the LTIP, in its discretion, may also permit the grant of unit options or unit appreciation rights covering common units. Unit options represent the right to purchase a number of common units at a specified exercise price. Unit appreciation rights represent the right to receive the appreciation in the value of a number of common units over a specified exercise price, either in cash or in common units. Unit options and unit appreciation rights may be granted to such eligible individuals and with such terms as the administrator of the LTIP may determine, consistent with the LTIP; however, a unit option or unit appreciation right must have an exercise price equal to at least the fair market value of a common unit on the date of grant.

        Unit awards.    The administrator of the LTIP may establish awards covering common units may be granted under the LTIP with such terms and conditions, including restrictions on transferability.

        Profits interest units.    Awards granted to grantees who are partners, or granted to grantees in anticipation of the grantee becoming a partner or granted as otherwise determined by the administrator, may consist of profits interest units. The administrator will determine the applicable vesting dates, conditions to vesting and restrictions on transferability and any other restrictions for profits interest awards.

        Other unit-based awards.    The administrator of the LTIP may also permit the grant of "other unit-based awards," which are awards that, in whole or in part, are valued or based on or related to the value of a common unit. The vesting of another unit-based award may be based on a participant's continued service, the achievement of performance criteria or other measures. On vesting or on a deferred basis upon specified future dates or events, another unit-based award may be paid in cash and/or in units (including restricted units), or any combination thereof as the administrator of the LTIP may determine.

        Source of common units.    Common units to be delivered with respect to awards may be newly-issued units, common units acquired by us or our general partner in the open market, common units already owned by our general partner or us, common units acquired by our general partner directly from us or any other person or any combination of the foregoing.

        Certain transactions.    The administrator of the LTIP will have broad discretion to equitably adjust the provisions of the LTIP and the terms and conditions of existing and future awards, including with respect to the aggregate number and type of units subject to the LTIP and awards granted pursuant to the LTIP, to prevent the dilution or enlargement of intended benefits and/or facilitate necessary or desirable changes in the event of certain transactions and events affecting our units, such as unit splits, mergers, acquisitions, consolidations and other extraordinary transactions. In the case of certain events or changes in capitalization that could result in additional compensation expense to us or our general partner if adjustments to awards with respect to such event were discretionary, then equitable adjustments will be non-discretionary. The administrator of the LTIP may also provide for the acceleration, cash-out, termination, assumption, substitution or conversion of awards in the event of certain unusual or nonrecurring events or transactions.

        Amendment or termination of LTIP.    The administrator of the LTIP, at its discretion, may terminate the LTIP at any time with respect to the common units for which a grant has not previously been made. The LTIP automatically terminates on the tenth anniversary of the date it was initially adopted by our general partner. The administrator of the LTIP also has the right to alter or amend the LTIP or any part of it from time to time or to amend any outstanding award made under the LTIP, provided that no change in any outstanding award may be made that would materially impair the vested rights of the participant without the consent of the affected participant or result in taxation to the participant under Section 409A of the Code.

SECURITY OWNERSHIP AND CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

        The following table sets forth the beneficial ownership of units of JP Energy Partners LP that will be issued upon the consummation of this offering and the related transactions and held by beneficial owners of 5.0% or more of the units, by each director and prospective director of JP Energy GP II LLC, our general partner, by each named executive officer and by all directors and officers of our general partner as a group and assumes no exercise of the underwriters' option to purchase additional common units.

        The amounts and percentage of units beneficially owned are reported on the basis of regulations of the SEC governing the determination of beneficial ownership of securities. Under the rules of the SEC, a person is deemed to be a "beneficial owner" of a security if that person has or shares "voting power," which includes the power to vote or to direct the voting of such security, or "investment power," which includes the power to dispose of or to direct the disposition of such security. In computing the number of common units beneficially owned by a person and the percentage ownership of that person, common units subject to options or warrants held by that person that are currently exercisable or exercisable within 60 days of                        , 2013, if any, are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person. Except as indicated by footnote, the persons named in the table below have sole voting and investment power with respect to all units shown as beneficially owned by them, subject to community property laws where applicable.

        The following table does not include any common units that directors and executive officers may purchase in this offering through the directed unit program described under "Underwriting." The percentage of units beneficially owned is based on a total of                        common units and                        subordinated units outstanding immediately following this offering.

Name of Beneficial Owner(1)	Common Units to be Beneficially Owned	Percentage of Common Units to be Beneficially Owned		Subordinated Units to be Beneficially Owned	Percentage of Subordinated Units to be Beneficially Owned	Percentage of Total Common Units and Subordinated Units to be Beneficially Owned
JP Energy GP II LLC			%		100%		%
Lonestar Midstream Holdings, LLC
Truman Arnold Companies
Directors/Named Executive Officers
J. Patrick Barley
Todd W. Whitbeck
Christopher Hill
John F. Erhard
Daniel R. Revers
Lucius H. Taylor
Greg Arnold
All directors and executive officers as a group ( persons)

(1)
Unless otherwise indicated, the address for all beneficial owners in this table is 600 East Las Colinas Boulevard, Suite 2000, Irving, Texas 75039.

 CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

        After this offering, our general partner and its affiliates, including Lonestar, will own                        common units and                         subordinated units representing a        % limited partner interest in us (or                        common units and                        subordinated units, representing a        % limited partner interest in us, if the underwriters exercise their option to purchase additional common units in full). In addition, our general partner will own a non-economic general partner interest in us and all of our incentive distribution rights.

Distributions and Payments to Our General Partner and Its Affiliates

        The following table summarizes the distributions and payments to be made by us to our general partner and its affiliates in connection with the formation, ongoing operation, and liquidation of JP Energy Partners LP. These distributions and payments were determined by and among affiliated entities and, consequently, are not the result of arm's-length negotiations.

  Formation Stage

The consideration received by our general partner and its affiliates prior to or in connection with this offering	• common units
• subordinated units;
• a non-economic general partner interest;
• the incentive distribution rights;
• $ million cash distribution of the net proceeds of the offering; and
• the right to have up to common units redeemed with the proceeds of any exercise of the underwriters' option to purchase additional common units.

  Operational Stage

Distributions of available cash to our general partner and its affiliates	We will generally make cash distributions of 100.0% to the unitholders pro rata, including Lonestar, as holder of an aggregate of common units and subordinated units. In addition, if distributions exceed the minimum quarterly distribution and target distribution levels, the incentive distribution rights held by our general partner will entitle our general partner to increasing percentages of the distributions, up to 50.0% of the distributions above the highest target distribution level. Our general partner will not receive distributions on its non-economic general partner interest.

Assuming we have sufficient available cash to pay the full minimum quarterly distribution on all of our outstanding units for four quarters, our general partner and its affiliates would receive an annual distribution of approximately $ million on their common units and subordinated units.

Payments to our general partner and its affiliates	Our general partner will not receive a management fee or other compensation for its management of us. However, we will reimburse our general partner and its affiliates for all expenses incurred on our behalf. Under our partnership agreement, we will reimburse our general partner and its affiliates for certain expenses incurred on our behalf, including, without limitation, salary, bonus, incentive compensation and other amounts paid to our general partner's employees and executive officers who perform services necessary to run our business. Our partnership agreement provides that our general partner will determine in good faith the expenses that are allocable to us.
Withdrawal or removal of our general partner
If our general partner withdraws or is removed, its non-economic general partner interest and its incentive distribution rights will either be sold to the new general partner for cash or converted into common units, in each case for an amount equal to the fair market value of those interests. Please read "Our Partnership Agreement—Withdrawal or Removal of Our General Partner."

  Liquidation Stage

Liquidation	Upon our liquidation, the partners will be entitled to receive liquidating distributions according to their respective capital account balances.

Agreements With Affiliates in Connection With the Transactions

        We and other parties have entered into or will enter into the various agreements that will affect the transactions. While not the result of arm's-length negotiations, we believe the terms of all of our initial agreements will be, and specifically intend the rates to be, generally no less favorable to either party than those that could have been negotiated with unaffiliated parties with respect to similar services. All of the transaction expenses incurred in connection with these transactions, will be paid for with the proceeds of this offering.

  Right of First Offer Agreement

        We and our general partner will enter into a Right of First Offer Agreement (the "ROFO agreement") with JP Development at the close of this offering. The ROFO agreement will contain the terms and conditions upon which JP Development will grant us a right of first offer with respect to all of the current and future assets (the "ROFO Assets") of JP Development and its subsidiaries (each, a "Development entity"). The ROFO agreement will have a primary term of five years and may be extended for subsequent annual periods by written agreement prior to its expiration.

        The ROFO agreement's right of first offer will provide that if any Development entity proposes to transfer any ROFO Asset to a non-affiliated third party, then such Development entity must give us notice of its intent to make a transfer and include in the notice the material terms and conditions of the transfer. We will have 60 days following receipt of the notice to propose an offer which will contain the terms on which we propose to acquire the ROFO Asset that is the subject of the proposed transfer. Our offer will be subject to approval by the conflicts committee of the board of directors of our general partner. If we do not propose an offer within 60 days, we will be deemed to have waived our right of first offer with respect to the proposed transfer of the subject ROFO Asset. If we propose an offer within 60 days, we and JP Development will be required to engage in good faith negotiations for up to 30 days with respect to the terms and conditions upon which the subject ROFO Asset will be sold to us. If we and JP Development are unable to agree to the terms of a purchase and sale of the subject ROFO Asset within such 30 day period, the Development entity will be permitted to transfer the subject ROFO Asset to a third party on terms no more favorable than those set forth in the original notice delivered to us.

Other Transactions With Related Persons

  Purchase Agreements With Lonestar

        In July 2012, we and JP Development separately entered into purchase agreements with Lonestar under which Lonestar committed to make capital contributions of $300 million (including contributions already made) to fund our and JP Development's business and operations. In exchange for the capital contributions, we or JP Development, as applicable, issued or will issue equity interests to Lonestar. As of March 31, 2013, we and JP Development had remaining commitments of approximately $23 million in the aggregate from Lonestar. We expect that we will cancel our purchase agreement with Lonestar prior to the closing of this offering.

  JP Development

        We perform certain general and administrative services for JP Development in exchange for a monthly fee of $240,000. In addition to the monthly fee, for the three months ended March 31, 2013 and the year ended December 31, 2012, we received $480,000 and $811,000, respectively, for certain general and administrative expenses we incurred on behalf of JP Development.

        Effective as of June 1, 2013, we entered into a truck transportation agreement (the "truck transportation agreement") with JP Energy Marketing, LLC ("JP Marketing"), a wholly owned subsidiary of JP Development. Subject to JP Marketing's right to use its own trucks, the truck transportation agreement provides us with the exclusive right to accept, transport and deliver all of JP Marketing's crude oil and other liquid hydrocarbons ("commodities") between certain specified origin and destination points in the states of Oklahoma, Kansas, Texas, New Mexico, Wyoming, North Dakota, South Dakota, Montana and/or Colorado (and other locations that JP Marketing may specify from time to time) at certain rates agreed to therein, as adjusted on an annual basis. Pursuant to the terms of the truck transportation agreement, we are responsible for procuring, maintaining and paying for all personnel, materials, equipment, supplies and work necessary thereunder. The truck transportation agreement contains customary commercial terms, including provisions relating to the relationship between us and JP Marketing, restrictions on assignment, terms of payment, and indemnification, confidentiality and dispute resolution provisions. The truck transportation agreement has an initial term of five years from its effective date, will continue thereafter on a year-to-year basis until terminated by either party upon 60 days' written notice and may be terminated by either party upon 30 days' written notice in the event of a material breach that is not corrected within such notice period. For the three months ended March 31, 2013 and the year ended December 31, 2012, we recognized $2,584,000 and $1,220,000, respectively, in crude oil transportation revenue from JP Marketing.

  Refined Products Sale Agreements

        We have entered into two refined products sale agreements (the "refined products sale agreements") with Truman Arnold Companies ("TAC"). TAC will directly or indirectly own a        % limited partner interest in us at the close of this offering. Each of the refined products sale agreements provides that we will sell and deliver to TAC certain refined petroleum products at agreed upon prices and in amounts that we and TAC may agree to from time to time. Each of the refined products sale agreements contains certain other customary terms and provisions. Each of the refined products sale agreements is effective as of November 27, 2012, had an initial term that expired on January 1, 2013 and will continue on a month-to-month basis unless terminated by either party upon 30 days' notice. For the three months ended March 31, 2013 and the year ended December 31, 2012, the revenue generated from the refined products sales agreements was $5,200,000 and $1,722,000, respectively.

  Lonestar Registration Rights Agreement

        We entered into a registration rights agreement with Lonestar in June 2011 (the "Lonestar registration rights agreement") under which we agreed to (i) use commercially reasonable efforts to prepare and file with the SEC a shelf registration statement within 120 days of the closing of this offering to permit the resale of the common units held by Lonestar and (ii) use commercially reasonable efforts to cause such shelf registration statement to become effective no later than 180 days after it is filed. Additionally, at any time after the closing of this offering, in the event that we file a registration statement of any kind for the sale of common units for our own account or the account of another person or if any holder of registrable securities notifies us that it seeks to dispose of such registrable securities in an underwritten offering, we must notify Lonestar and offer it the opportunity to include its common units in such filing or underwritten offering. The Lonestar registration rights agreement also includes provisions dealing with indemnification and contribution and allocation of expenses and the registration rights which it grants are subject to certain conditions and limitations. All registrable securities held by Lonestar and any permitted transferee will be entitled to these registration rights.

  Terminal Registration Rights Agreement

        In connection with the acquisition of our North Little Rock, Arkansas and Caddo Mills, Texas refined products terminals in November 2012, we entered into a registration rights agreement (the "Terminal registration rights agreement") with certain of the sellers (the "Terminal Sellers") where we agreed to grant "piggyback" rights. Pursuant to the terms of the piggyback rights, at any time after the closing of this offering, in the event that we file a registration statement of any kind for the sale of common units for our own account or the account of another person or if any holder of registrable securities notifies us that it seeks to dispose of such registrable securities in an underwritten offering, we must notify the Terminal Sellers and offer them the opportunity to include their common units in such filing or underwritten offering. In addition, at any time after we become eligible to register our securities on Form S-3 under the Securities Act of 1933, as amended, or the Securities Act, any one or more of the Terminal Sellers that is a holder of registrable securities is entitled to certain demand rights, whereby they may request that we register such securities for sale under the Securities Act. These demand rights may be exercised on up to two occasions. The Terminal registration rights agreement also includes provisions dealing with indemnification and contribution and allocation of expenses and the registration rights which it grants are subject to certain conditions and limitations. All registrable securities held by the Terminal Sellers and any permitted transferee will be entitled to these registration rights.

  Equity Interests in Affiliates of Our General Partner

        Each of our executive officers holds certain equity interests, which they have purchased from time to time, in JP Energy GP LLC and CB Capital Holdings II, LLC, which each hold membership interests in our general partner and in JP Development. In addition, during 2012, Mr. Barley, Mr. Whitbeck and Mr. Hill each received a one-time grant of additional equity interests in JP Energy GP LLC and CB Capital Holdings II, LLC. Mr. Barley, Mr. Hill and Mr. Whitbeck paid no consideration for these interests, which were intended to constitute "profits interests" under applicable

IRS guidance. The interests granted to Mr. Barley and Mr. Hill were 100% vested upon grant and the interests granted to Mr. Whitbeck are subject to a five year annual time-based vesting schedule with the first installment having become vested in October 2012, subject to 100% vesting acceleration in the event of a change in control of us or our general partner or upon the consummation of this offering.

  Enogex Holdings LLC

        From time to time we enter into transactions with Enogex Holdings LLC, or Enogex, an entity partially owned by ArcLight. Enogex is a provider of rack sales, propane and trucks. During the year ended December 31, 2012, we purchased $391,000 of propane from Enogex. We did not purchase propane from Enogex for the three months ended March 31, 2013.

  CAMS Bluewire Technology, LLC

        CAMS Bluewire Technology, LLC, or CAMS Bluewire, an entity in which ArcLight holds a non-controlling interest, provides us with IT support. For the three months ended March 31, 2013 and the year ended December 31, 2012, we paid CAMS Bluewire $390,000 and $321,000, respectively, for IT support and consulting services.

Procedures for Review, Approval and Ratification of Related Person Transactions

        The board of directors of our general partner will adopt a related party transactions policy in connection with the closing of this offering that will provide that the board of directors of our general partner or its authorized committee will review on at least a quarterly basis all related person transactions that are required to be disclosed under SEC rules and, when appropriate, initially authorize or ratify all such transactions. In the event that the board of directors of our general partner or its authorized committee considers ratification of a related person transaction and determines not to so ratify, the code of business conduct and ethics will provide that our management will make all reasonable efforts to cancel or annul the transaction.

        The related party transactions policy will provide that, in determining whether or not to recommend the initial approval or ratification of a related person transaction, the board of directors of our general partner or its authorized committee should consider all of the relevant facts and circumstances available, including (if applicable) but not limited to: (i) whether there is an appropriate business justification for the transaction; (ii) the benefits that accrue to us as a result of the transaction; (iii) the terms available to unrelated third parties entering into similar transactions; (iv) the impact of the transaction on a director's independence (in the event the related person is a director, an immediate family member of a director or an entity in which a director or an immediate family member of a director is a partner, shareholder, member or executive officer); (v) the availability of other sources for comparable products or services; (vi) whether it is a single transaction or a series of ongoing, related transactions; and (vii) whether entering into the transaction would be consistent with the code of business conduct and ethics.

        The related party transactions policy described above will be adopted in connection with the closing of this offering, and as a result the transactions described above were not reviewed under such policy.

CONFLICTS OF INTEREST AND DUTIES

Conflicts of Interest

        Conflicts of interest exist and may arise in the future as a result of the relationships between our general partner and its affiliates, including Lonestar, JP Development and ArcLight, on the one hand, and us and our unaffiliated limited partners, on the other hand. The directors and executive officers of our general partner have fiduciary duties to manage our general partner in a manner that is not adverse to the best interests of its owners. At the same time, our general partner has a fiduciary duty to manage us in a manner that is not adverse to the best interests of our partnership.

        Whenever a conflict arises between our general partner or its affiliates, on the one hand, and us or any other partner, on the other, our general partner will resolve that conflict. Our general partner may seek the approval of such resolution from the conflicts committee of the board of directors of our general partner. There is no requirement that our general partner seek the approval of the conflicts committee for the resolution of any conflict, and, under our partnership agreement, our general partner may decide to seek such approval or resolve a conflict of interest in any other way permitted by our partnership agreement, as described below, in its sole discretion. Our general partner will decide whether to refer the matter to the conflicts committee on a case-by-case basis. An independent third party is not required to evaluate the fairness of the resolution.

        Our general partner will not be in breach of its obligations under our partnership agreement or its duties to us or our unitholders if the resolution of the conflict is:

  •
  approved by the conflicts committee;

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  approved by the vote of a majority of the outstanding common units, excluding any common units owned by our general partner or any of its affiliates;

  •
  determined by the board of directors of our general partner to be on terms no less favorable to us than those generally being provided to or available from unrelated third parties; or

  •
  determined by the board of directors of our general partner to be fair and reasonable to us, taking into account the totality of the relationships between the parties involved, including other transactions that may be particularly favorable or advantageous to us.

        If our general partner does not seek approval from the conflicts committee and our general partner's board of directors determines that the resolution or course of action taken with respect to the conflict of interest satisfies either of the standards set forth in the third and fourth bullet points above, then it will be presumed that, in making its decision, the board of directors acted in good faith, and in any proceeding brought by or on behalf of any limited partner or the partnership challenging such determination, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption. Unless the resolution of a conflict is specifically provided for in our partnership agreement, our general partner or the conflicts committee of our general partner's board of directors may consider any factors it determines in good faith to consider when resolving a conflict. When our partnership agreement requires someone to act in good faith, it requires that person to subjectively believe that he is acting in a manner that is not adverse to the best interests of the partnership or meets the specified standard, for example, a transaction on terms no less favorable to the partnership than those generally being provided to or available from unrelated third parties. Please read "Management—Management of JP Energy Partners LP—Conflicts Committee" for information about the conflicts committee of our general partner's board of directors.

        Conflicts of interest could arise in the situations described below, among others.

Affiliates of our general partner, including Lonestar, JP Development and ArcLight, may compete with us, and neither our general partner nor its affiliates have any obligation to present business opportunities to us.

        Our partnership agreement provides that our general partner will be restricted from engaging in any business activities other than acting as our general partner (or as general partner of another company of which we are a partner or member) or those activities incidental to its ownership of interests in us. However, affiliates of our general partner, including Lonestar, JP Development and ArcLight, are not prohibited from engaging in other businesses or activities, including those that might directly compete with us.

        Under the terms of our partnership agreement, the doctrine of corporate opportunity, or any analogous doctrine, will not apply to our general partner or any of its affiliates, including its executive officers, directors, Lonestar, JP Development and ArcLight. Any such person or entity that becomes aware of a potential transaction, agreement, arrangement or other matter that may be an opportunity for us will not have any duty to communicate or offer such opportunity to us. Any such person or entity will not be liable to us or to any limited partner for breach of any fiduciary duty or other duty by reason of the fact that such person or entity pursues or acquires such opportunity for itself, directs such opportunity to another person or entity or does not communicate such opportunity or information to us. Therefore, Lonestar, JP Development and ArcLight may compete with us for acquisition opportunities and may own an interest in entities that directly compete with us.

Our general partner is allowed to take into account the interests of parties other than us, such as Lonestar, JP Development and ArcLight, in resolving conflicts of interest.

        Our partnership agreement contains provisions that reduce and modify the standards to which our general partner would otherwise be held by state fiduciary duty law. For example, our partnership agreement permits our general partner to make a number of decisions in its individual capacity, as opposed to in its capacity as our general partner, free of any duty or obligation to us and our unitholders, other than the implied contractual covenant of good faith and fair dealing, which means that a court will enforce the reasonable expectations of the partners where the language in our partnership agreement does not provide for a clear course of action. This entitles our general partner to consider only the interests and factors that it desires, and relieves it of any duty or obligation to give any consideration to any interest of, or factors affecting, us or any limited partner. Examples of decisions that our general partner may make in its individual capacity include the allocation of corporate opportunities among us and our affiliates, the exercise of its limited call right, its voting rights with respect to the units it owns and its registration rights, and its determination whether or not to consent to any merger, consolidation or conversion of the partnership or amendment to our partnership agreement.

Our partnership agreement replaces the fiduciary duties that would otherwise be owed by our general partner with contractual standards governing its duties, and limits our general partner's liabilities and the remedies available to our unitholders for actions that, without the limitations, might constitute breaches of fiduciary duty under applicable Delaware law.

        In addition to the provisions described above, our partnership agreement contains provisions that restrict the remedies available to our limited partners for actions that might constitute breaches of fiduciary duty under applicable Delaware law. For example, our partnership agreement:

  •
  permits our general partner to make a number of decisions in its individual capacity, as opposed to in its capacity as our general partner. This entitles our general partner to consider only the interests and factors that it desires, and it has no duty or obligation to give any consideration to any interest of, or factors affecting, us or any limited partner. Examples of decisions that our general partner may make in its individual capacity include: (i) how to allocate business opportunities among us and its other affiliates; (ii) whether to exercise its limited call right; (iii) how to exercise its voting rights with respect to the units it owns; (iv) whether to exercise its registration rights; (v) whether to elect to reset target distribution levels; and (vi) whether or not to consent to any merger or consolidation of the partnership or amendment to our partnership agreement;

  •
  provides that our general partner will have no liability to us or our limited partners for decisions made in its capacity as a general partner so long as such decisions are made in good faith;

  •
  generally provides that in a situation involving a transaction with an affiliate or other conflict of interest, any determination by our general partner must be made in good faith. If an affiliate transaction or the resolution of another conflict of interest is not approved by our public common unitholders or the conflicts committee and the board of directors of our general partner determines that the resolution or course of action taken with respect to the affiliate transaction or conflict of interest is either on terms no less favorable to us than those generally being provided to or available from unrelated third parties or is "fair and reasonable" to us, considering the totality of the relationships between the parties involved, including other transactions that may be particularly advantageous or beneficial to us, then it will be presumed that in making its decision, the board of directors of our general partner acted in good faith, and in any proceeding brought by or on behalf of any limited partner or us challenging such decision, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption; and

  •
  provides that our general partner and its officers and directors will not be liable for monetary damages to us or our limited partners resulting from any act or omission unless there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that our general partner or its officers or directors, as the case may be, acted in bad faith or engaged in fraud or willful misconduct or, in the case of a criminal matter, acted with knowledge that the conduct was unlawful.

        By purchasing a common unit, a common unitholder will be deemed to have agreed to become bound by the provisions in our partnership agreement, including the provisions discussed above.

Except in limited circumstances, our general partner has the power and authority to conduct our business without unitholder approval.

        Under our partnership agreement, our general partner has full power and authority to do all things, other than those items that require unitholder approval or with respect to which our general partner has sought conflicts committee approval, on such terms as it determines to be necessary or appropriate to conduct our business including, but not limited to, the following:

  •
  the making of any expenditures, the lending or borrowing of money, the assumption or guarantee of or other contracting for, indebtedness and other liabilities, the issuance of evidences of indebtedness, including indebtedness that is convertible into our securities, and the incurring of any other obligations;

  •
  the purchase, sale or other acquisition or disposition of our securities, or the issuance of additional options, rights, warrants and appreciation rights relating to our securities;

  •
  the acquisition, disposition, mortgage, pledge, encumbrance, hypothecation or exchange of any or all of our assets;

  •
  the negotiation, execution and performance of any contracts, conveyances or other instruments;

  •
  the distribution of our cash;

  •
  the selection and dismissal of employees and agents, outside attorneys, accountants, consultants and contractors and the determination of their compensation and other terms of employment or hiring;

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  the maintenance of insurance for our benefit and the benefit of our partners;

  •
  the formation of, or acquisition of an interest in, the contribution of property to, and the making of loans to, any limited or general partnership, joint venture, corporation, limited liability company or other entity;

  •
  the control of any matters affecting our rights and obligations, including the bringing and defending of actions at law or in equity, otherwise engaging in the conduct of litigation, arbitration or mediation and the incurring of legal expense, the settlement of claims and litigation;

  •
  the indemnification of any person against liabilities and contingencies to the extent permitted by law;

  •
  the making of tax, regulatory and other filings, or the rendering of periodic or other reports to governmental or other agencies having jurisdiction over our business or assets; and

  •
  the entering into of agreements with any of its affiliates to render services to us or to itself in the discharge of its duties as our general partner.

        Our partnership agreement provides that our general partner must act in "good faith" when making decisions on our behalf, and our partnership agreement further provides that in order for a determination to be made in "good faith," our general partner must subjectively believe that the determination is not adverse to the best interests of our partnership. Please read "Our Partnership Agreement—Voting Rights" for information regarding matters that require unitholder approval.

Actions taken by our general partner may affect the amount of distributable cash flow available for distribution to unitholders or accelerate the right to convert subordinated units.

        The amount of cash that is available for distribution to unitholders is affected by decisions of our general partner regarding such matters as:

  •
  the amount and timing of asset purchases and sales;

  •
  cash expenditures;

  •
  borrowings;

  •
  the issuance of additional units; and

  •
  the creation, reduction or increase of reserves in any quarter.

        Our general partner determines the amount and timing of any capital expenditures and whether a capital expenditure is classified as a maintenance capital expenditure, which reduces operating surplus, or an expansion capital expenditure, which does not reduce operating surplus. This determination can affect the amount of cash that is distributed to our unitholders and to our general partner and the ability of the subordinated units to convert into common units.

        In addition, our general partner may use an amount, initially equal to $             million, which would not otherwise constitute available cash from operating surplus, in order to permit the payment of cash distributions on its units and incentive distribution rights. All of these actions may affect the amount of cash distributed to our unitholders and our general partner and may facilitate the conversion of subordinated units into common units. Please read "Provisions of Our Partnership Agreement Relating to Cash Distributions."

        In addition, borrowings by us and our affiliates do not constitute a breach of any duty owed by our general partner to our unitholders, including borrowings that have the purpose or effect of:

  •
  enabling our general partner or its affiliates to receive distributions on any subordinated units held by them or the incentive distribution rights; or

  •
  accelerating the expiration of the subordination period.

        For example, in the event we have not generated sufficient cash from our operations to pay the minimum quarterly distribution on our common units and our subordinated units, our partnership agreement permits us to borrow working capital funds, which would enable us to make this distribution on all outstanding units. Please read "Provisions of Our Partnership Agreement Relating to Cash Distributions—Subordinated Units and Subordination Period."

        Our partnership agreement provides that we and our subsidiaries may borrow funds from our general partner and its affiliates. Our general partner and its affiliates may not borrow funds from us, or our operating company and its operating subsidiaries.

We will reimburse our general partner and its affiliates for expenses.

        We will reimburse our general partner and its affiliates for costs incurred in managing and operating us. Our partnership agreement provides that our general partner will determine the expenses that are allocable to us in good faith, and it will charge on a fully allocated cost basis for services provided to us. The fully allocated basis charged by our general partner does not include a profit component. Please read "Certain Relationships and Related Party Transactions."

Contracts between us, on the one hand, and our general partner and its affiliates, on the other hand, will not be the result of arm's-length negotiations.

        Our partnership agreement allows our general partner to determine, in good faith, any amounts to pay itself or its affiliates for any services rendered to us. Our general partner may also enter into additional contractual arrangements with any of its affiliates on our behalf. Our general partner will determine, in good faith, the terms of any arrangements or transactions entered into after the close of this offering. While neither our partnership agreement nor any of the other agreements, contracts, and arrangements between us and our general partner and its affiliates are or will be the result of arm's-length negotiations, we believe the terms of all of our initial agreements with our general partner and its affiliates will be, and specifically intend the rates to be, generally no less favorable to either party than those that could have been negotiated with unaffiliated parties with respect to similar services. Similarly, agreements, contracts or arrangements between us and our general partner and its affiliates that are entered into following the closing of this offering will not be required to be negotiated on an arm's-length basis, although, in some circumstances, our general partner may determine that the conflicts committee may make a determination on our behalf with respect to such arrangements.

        Our general partner and its affiliates will have no obligation to permit us to use any facilities or assets of our general partner and its affiliates, except as may be provided in contracts entered into specifically for such use. There is no obligation of our general partner and its affiliates to enter into any contracts of this kind.

Our general partner intends to limit its liability regarding our obligations.

        Our general partner intends to limit its liability under contractual arrangements so that counterparties to such agreements have recourse only against our assets and not against our general partner or its assets or any affiliate of our general partner or its assets. Our partnership agreement provides that any action taken by our general partner to limit its liability is not a breach of our general partner's fiduciary duties, even if we could have obtained terms that are more favorable without the limitation on liability.

Common units are subject to our general partner's limited call right.

        Our general partner may exercise its right to call and purchase common units, as provided in our partnership agreement, or may assign this right to one of its affiliates or to us. Our general partner may use its own discretion, free of any duty or liability to us or our unitholders, in determining whether to exercise this right. As a result, a common unitholder may have to sell his common units at an undesirable time or price. Please read "Our Partnership Agreement—Limited Call Right."

Common unitholders will have no right to enforce obligations of our general partner and its affiliates under agreements with us.

        Any agreements between us, on the one hand, and our general partner and its affiliates, on the other hand, will not grant to the unitholders, separate and apart from us, the right to enforce the obligations of our general partner and its affiliates in our favor.

Our general partner decides whether to retain separate counsel, accountants or others to perform services for us.

        The attorneys, independent accountants and others who perform services for us have been retained by our general partner. Attorneys, independent accountants and others who perform services for us are selected by our general partner or our conflicts committee and may perform services for our general partner and its affiliates. We may retain separate counsel for ourselves or the holders of common units in the event of a conflict of interest between our general partner and its affiliates, on the one hand, and us or the holders of common units, on the other, depending on the nature of the conflict. We do not intend to do so in most cases.

Our general partner may elect to cause us to issue common units to it in connection with a resetting of the target distribution levels related to our general partner's incentive distribution rights without the approval of our conflicts committee or our unitholders. This election may result in lower distributions to our common unitholders in certain situations.

        Our general partner has the right, at any time when there are no subordinated units outstanding and it has received incentive distributions at the highest level to which it is entitled (50.0%) for each of the prior four consecutive calendar quarters, to reset the initial target distribution levels at higher levels based on our cash distribution at the time of the exercise of the reset election. Furthermore, our general partner has the right to transfer all or any portion of the incentive distribution rights at any time, and such transferee shall have the same rights as the general partner relative to resetting target distributions if our general partner concurs that the tests for resetting target distributions have been fulfilled. Following a reset election by our general partner, the minimum quarterly distribution will be reset to an amount equal to the average cash distribution per unit for the two calendar quarters immediately preceding the reset election (such amount is referred to as the "reset minimum quarterly distribution"), and the target distribution levels will be reset to correspondingly higher levels based on percentage increases above the reset minimum quarterly distribution.

        We anticipate that our general partner would exercise this reset right in order to facilitate acquisitions or internal growth projects that would not be sufficiently accretive to cash distributions per common unit without such conversion; however, it is possible that our general partner could exercise this reset election at a time when we are experiencing declines in our aggregate cash distributions or at a time when our general partner expects that we will experience declines in our aggregate cash distributions in the foreseeable future. In such situations, our general partner may be experiencing, or may expect to experience, declines in the cash distributions it receives related to its incentive distribution rights and may therefore desire to be issued common units, which are entitled to specified priorities with respect to our distributions and which therefore may be more advantageous for the general partner to own in lieu of the right to receive incentive distribution payments based on target distribution levels that are less certain to be achieved in the then current business environment. As a result, a reset election may cause our common unitholders to experience dilution in the amount of cash distributions that they would have otherwise received had we not issued common units to our general partner in connection with resetting the target distribution levels related to our general partner's incentive distribution rights. Please read "Provisions of Our Partnership Agreement Relating to Cash Distributions—General Partner Interest and Incentive Distribution Rights."

Duties of the General Partner

        The Delaware Act provides that Delaware limited partnerships may, in their partnership agreements, expand, restrict or eliminate, except for the implied contractual covenant of good faith and fair dealing, the fiduciary duties otherwise owed by the general partner to limited partners and the partnership.

        As permitted by the Delaware Act, our partnership agreement contains various provisions replacing the fiduciary duties that might otherwise be owed by our general partner with contractual standards governing the duties of our general partner and contractual methods of resolving conflicts of interest. We have adopted these provisions to allow our general partner or its affiliates to engage in transactions with us that would otherwise be prohibited by state law fiduciary standards and to take into account the interests of other parties in addition to our interests when resolving conflicts of interest. We believe this is appropriate and necessary because the board of directors of our general partner has duties to manage our general partner in a manner that is not adverse to the best interests of its owners in addition to the best interests of our partnership. Without these provisions, our general partner's ability to make decisions involving conflicts of interest would be restricted. These provisions enable our general partner to take into consideration the interests of all parties involved in the proposed action. These provisions also strengthen the ability of our general partner to attract and retain experienced and capable directors. These provisions disadvantage common unitholders because they restrict the rights and remedies that would otherwise be available to such unitholders for actions that, without those limitations, might constitute breaches of fiduciary duty, as described below, and permit our general partner to take into account the interests of third parties in addition to our interests when resolving conflicts of interest. The following is a summary of the fiduciary duties imposed on general partners of a limited partnership by the Delaware Act in the absence of partnership agreement provisions to the contrary, the contractual duties of our general partner contained in our partnership agreement that replace the fiduciary duties that would otherwise be imposed by Delaware laws on our general partner and the rights and remedies of our unitholders with respect to these contractual duties:

State law fiduciary duty standards	Fiduciary duties are generally considered to include an obligation to act in good faith and with due care and loyalty. The duty of care, in the absence of a provision in a partnership agreement providing otherwise, would generally require a general partner to act for the partnership in the same manner as a prudent person would act on his own behalf. The duty of loyalty, in the absence of a provision in a partnership agreement providing otherwise, would generally prohibit a general partner of a Delaware limited partnership from taking any action or engaging in any transaction where a conflict of interest is present unless such transactions were entirely fair to the partnership.

Partnership agreement modified standards	Our partnership agreement contains provisions that waive or consent to conduct by our general partner and its affiliates that might otherwise raise issues as to compliance with fiduciary duties or applicable law. For example, our partnership agreement provides that when our general partner is acting in its capacity as our general partner, as opposed to in its individual capacity, it must act in "good faith," meaning that it subjectively believed that the decision was not adverse to the best interests of our partnership, and will not be subject to any other standard under applicable law, other than the implied contractual covenant of good faith and fair dealing. In addition, when our general partner is acting in its individual capacity, as opposed to in its capacity as our general partner, it may act free of any duty or obligation to us or our limited partners, other than the implied contractual covenant of good faith and fair dealing. These standards reduce the obligations to which our general partner would otherwise be held.

Our partnership agreement generally provides that affiliated transactions and resolutions of conflicts of interest not involving a vote of unitholders or that are not approved by our conflicts committee must be:
• on terms no less favorable to us than those generally being provided to or available from unrelated third parties; or

•

"fair and reasonable" to us, taking into account the totality of the relationships between the parties involved (including other transactions that may be particularly favorable or advantageous to us).

If our general partner does not seek approval from our conflicts committee and its board of directors determines that the resolution or course of action taken with respect to the conflict of interest satisfies either of the standards set forth in the bullet points above, then it will be presumed that, in making its decision, the board of directors, which may include board members affected by the conflict of interest, acted in good faith, and in any proceeding brought by or on behalf of any limited partner or us challenging such approval, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption. These standards reduce the obligations to which our general partner would otherwise be held.

In addition to the other more specific provisions limiting the obligations of our general partner, our partnership agreement further provides that our general partner and its officers and directors will not be liable for monetary damages to us or our limited partners for errors of judgment or for any acts or omissions unless there has been a final and non-appealable judgment by a court of competent jurisdiction determining that our general partner or its officers and directors acted in bad faith or engaged in fraud or willful misconduct or, in the case of a criminal matter, acted with knowledge that the conduct was unlawful.
Rights and remedies of unitholders
The Delaware Act generally provides that a limited partner may institute legal action on behalf of the partnership to recover damages from a third party where a general partner has refused to institute the action or where an effort to cause a general partner to do so is not likely to succeed. These actions include actions against a general partner for breach of its fiduciary duties, if any, or of the partnership agreement.

        By purchasing our common units, each common unitholder automatically agrees to be bound by the provisions of our partnership agreement, including the provisions discussed above. This is in accordance with the policy of the Delaware Act favoring the principle of freedom of contract and the enforceability of partnership agreements. The failure of a limited partner to sign a partnership agreement does not render the partnership agreement unenforceable against that person.

        Under our partnership agreement, we must indemnify our general partner and its officers, directors and managers, to the fullest extent permitted by law, against liabilities, costs and expenses incurred by our general partner or these other persons. We must provide this indemnification unless there has been a final and non-appealable judgment by a court of competent jurisdiction determining that these persons acted in bad faith or engaged in fraud or willful misconduct or, in the case of a criminal matter, acted with knowledge that the conduct was unlawful. We also must provide this indemnification for criminal proceedings when our general partner or these other persons acted with no knowledge that their conduct was unlawful. Thus, our general partner could be indemnified for its negligent acts if it met the requirements set forth above. To the extent that these provisions purport to include indemnification for liabilities arising under the Securities Act, in the opinion of the SEC, such indemnification is contrary to public policy and therefore unenforceable. Please read "Our Partnership Agreement—Indemnification."

DESCRIPTION OF THE COMMON UNITS

The Units

        The common units represent limited partner interests in us. The holders of common units, along with the holders of subordinated units, are entitled to participate in partnership distributions and are entitled to exercise the rights and privileges available to limited partners under our partnership agreement. For a description of the relative rights and preferences of holders of common units and subordinated units in and to partnership distributions, please read this section and "Cash Distribution Policy and Restrictions on Distributions." For a description of the rights and privileges of limited partners under our partnership agreement, including voting rights, please read "Our Partnership Agreement."

Transfer Agent and Registrar

  Duties

                                                         will serve as the registrar and transfer agent for our common units. We will pay all fees charged by the transfer agent for transfers of common units, except the following that must be paid by our unitholders:

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  surety bond premiums to replace lost or stolen certificates, or to cover taxes and other governmental charges in connection therewith;

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  special charges for services requested by a holder of a common unit; and

  •
  other similar fees or charges.

        There will be no charge to our unitholders for disbursements of our cash distributions. We will indemnify the transfer agent, its agents and each of their respective stockholders, directors, officers and employees against all claims and losses that may arise out of acts performed or omitted for its activities in that capacity, except for any liability due to any gross negligence or intentional misconduct of the indemnified person or entity.

  Resignation or Removal

        The transfer agent may resign, by notice to us, or be removed by us. The resignation or removal of the transfer agent will become effective upon our appointment of a successor transfer agent and registrar and its acceptance of the appointment. If no successor has been appointed and has accepted the appointment within 30 days after notice of the resignation or removal, our general partner may act as the transfer agent and registrar until a successor is appointed.

Transfer of Common Units

        By transfer of common units in accordance with our partnership agreement, each transferee of common units shall be admitted as a limited partner with respect to the common units transferred when such transfer and admission are reflected in our books and records. Each transferee:

  •
  automatically agrees to be bound by the terms and conditions of, and is deemed to have executed, our partnership agreement;

  •
  represents and warrants that the transferee has the right, power, authority and capacity to enter into our partnership agreement; and

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  gives the consents, waivers and approvals contained in our partnership agreement, such as the approval of all transactions and agreements that we are entering into in connection with this offering.

        Our general partner will cause any transfers to be recorded on our books and records no less frequently than quarterly.

        We may, at our discretion, treat the nominee holder of a common unit as the absolute owner. In that case, the beneficial holder's rights are limited solely to those that it has against the nominee holder as a result of any agreement between the beneficial owner and the nominee holder.

        Common units are securities and transferable according to the laws governing the transfer of securities. In addition to other rights acquired upon transfer, the transferor gives the transferee the right to become a substituted limited partner in our partnership for the transferred common units.

        Until a common unit has been transferred on our books, we and the transfer agent may treat the record holder of the common unit as the absolute owner for all purposes, except as otherwise required by law or stock exchange regulations.

 OUR PARTNERSHIP AGREEMENT

        The following is a summary of the material provisions of our partnership agreement. The form of our partnership agreement is included in this prospectus as Appendix A. We will provide prospective investors with a copy of our partnership agreement upon request at no charge.

        We summarize the following provisions of our partnership agreement elsewhere in this prospectus:

  •
  with regard to distributions of available cash, please read "Provisions of Our Partnership Agreement Relating to Cash Distributions";

  •
  with regard to the duties of our general partner, please read "Conflicts of Interest and Duties";

  •
  with regard to the transfer of common units, please read "Description of the Common Units—Transfer of Common Units"; and

  •
  with regard to allocations of taxable income and taxable loss, please read "Material Federal Income Tax Consequences."

Organization and Duration

        Our partnership was organized on May 5, 2010 and will have a perpetual existence unless terminated pursuant to the terms of our partnership agreement.

Purpose

        Our purpose under the partnership agreement is limited to any business activity that is approved by our general partner and that lawfully may be conducted by a limited partnership organized under Delaware law; provided that our general partner shall not cause us to engage, directly or indirectly, in any business activity that our general partner determines would be reasonably likely to cause us to be treated as an association taxable as a corporation or otherwise taxable as an entity for federal income tax purposes.

        Although our general partner has the ability to cause us and our subsidiaries to engage in activities other than the businesses in which we are currently engaged, our general partner has no current plans to do so and may decline to do so free of any duty or obligation whatsoever to us or the limited partners, including any duty to act in the best interests of our partnership or our limited partners, other than the implied contractual covenant of good faith and fair dealing. Our general partner is authorized in general to perform all acts it determines to be necessary or appropriate to carry out our purposes and to conduct our business.

Capital Contributions

        Unitholders are not obligated to make additional capital contributions, except as described below under "—Limited Liability."

Voting Rights

        The following is a summary of the unitholder vote required for the matters specified below. Matters that require the approval of a "unit majority" require:

  •
  during the subordination period, the approval of a majority of the outstanding common units, excluding those common units held by our general partner and its affiliates, and a majority of the outstanding subordinated units, voting as separate classes; and

  •
  after the subordination period, the approval of a majority of the outstanding common units.

        In voting their common units and subordinated units, our general partner and its affiliates will have no duty or obligation whatsoever to us or the limited partners, including any duty to act in the best interests of us or the limited partners, other than the implied contractual covenant of good faith and fair dealing.

Issuance of additional units	No approval rights.
Amendment of our partnership agreement
Certain amendments may be made by the general partner without the approval of the unitholders. Other amendments generally require the approval of a unit majority. Please read "—Amendment of Our Partnership Agreement."
Merger of our partnership or the sale of all or substantially all of our assets	Unit majority. Please read "—Merger, Consolidation, Conversion, Sale or Other Disposition of Assets."
Dissolution of our partnership	Unit majority. Please read "—Termination and Dissolution."
Continuation of our business upon dissolution	Unit majority. Please read "—Termination and Dissolution."
Withdrawal of the general partner
Under most circumstances, the approval of unitholders holding at least a majority of the outstanding common units, excluding common units held by our general partner and its affiliates, is required for the withdrawal of the general partner prior to , 2023 in a manner which would cause a dissolution of our partnership. Please read "—Withdrawal or Removal of Our General Partner."
Removal of the general partner	Not less than 66 2/3% of the outstanding units, voting as a single class, including units held by our general partner and its affiliates. Please read "—Withdrawal or Removal of Our General Partner."
Transfer of the general partner interest
Our general partner may transfer all, but not less than all, of its non-economic general partner interest in us without a vote of our unitholders to an affiliate or another person in connection with its merger or consolidation with or into, or sale of all or substantially all of its assets to, such person. The approval of a majority of the outstanding common units, excluding common units held by our general partner and its affiliates, is required in other circumstances for a transfer of the general partner interest to a third party prior to , 2023. Please read "—Transfer of General Partner Interest."
Transfer of incentive distribution rights
Our general partner may transfer any or all of its incentive distribution rights to an affiliate or another person without a vote of our unitholders. Please read "—Transfer of Incentive Distribution Rights."

Reset of incentive distribution levels	No approval right.
Transfer of ownership interests in our general partner	No approval right. Please read "—Transfer of Ownership Interests in Our General Partner."

Limited Liability

        Assuming that a limited partner does not participate in the control of our business within the meaning of the Delaware Act and that it otherwise acts in conformity with the provisions of our partnership agreement, its liability under the Delaware Act will be limited, subject to possible exceptions, to the amount of capital it is obligated to contribute to us for its common units plus its share of any undistributed profits and assets. If it were determined, however, that the right, or exercise of the right, by the limited partners as a group:

  •
  to remove or replace our general partner;

  •
  to approve some amendments to our partnership agreement; or

  •
  to take other action under our partnership agreement;

constituted "participation in the control" of our business for the purposes of the Delaware Act, then the limited partners could be held personally liable for our obligations under the laws of Delaware, to the same extent as our general partner. This liability would extend to persons who transact business with us who reasonably believe that a limited partner is a general partner. Neither our partnership agreement nor the Delaware Act specifically provides for legal recourse against our general partner if a limited partner were to lose limited liability through any fault of our general partner. While this does not mean that a limited partner could not seek legal recourse, we know of no precedent for this type of a claim in Delaware case law.

        Under the Delaware Act, a limited partnership may not make a distribution to a partner if, after the distribution, all liabilities of the limited partnership, other than liabilities to partners on account of their limited partner interests and liabilities for which the recourse of creditors is limited to specific property of the partnership, would exceed the fair value of the assets of the limited partnership, except that the fair value of property that is subject to a liability for which the recourse of creditors is limited is included in the assets of the limited partnership only to the extent that the fair value of that property exceeds that liability. For the purpose of determining the fair value of the assets of a limited partnership, the Delaware Act provides that the fair value of property subject to liability for which recourse of creditors is limited shall be included in the assets of the limited partnership only to the extent that the fair value of that property exceeds the nonrecourse liability. The Delaware Act provides that a limited partner who receives a distribution and knew at the time of the distribution that the distribution was in violation of the Delaware Act shall be liable to the limited partnership for the amount of the distribution for three years. Under the Delaware Act, a substituted limited partner of a limited partnership is liable for the obligations of its assignor to make contributions to the partnership, except that such person is not obligated for liabilities unknown to it at the time it became a limited partner and that could not be ascertained from the partnership agreement.

        Our subsidiaries conduct business in several states and we may have subsidiaries that conduct business in other states in the future. Maintenance of our limited liability as a member of our operating companies may require compliance with legal requirements in the jurisdictions in which our operating companies conducts business, including qualifying our subsidiaries to do business there.

        Limitations on the liability of members or limited partners for the obligations of a limited liability company or limited partnership have not been clearly established in many jurisdictions. If, by virtue of our ownership interests in our operating subsidiaries or otherwise, it were determined that we were conducting business in any state without compliance with the applicable limited partnership or limited liability company statute, or that the right or exercise of the right by the limited partners as a group to remove or replace our general partner, to approve some amendments to our partnership agreement, or to take other action under our partnership agreement constituted "participation in the control" of our business for purposes of the statutes of any relevant jurisdiction, then the limited partners could be held personally liable for our obligations under the law of that jurisdiction to the same extent as our general partner under the circumstances. We will operate in a manner that our general partner considers reasonable and necessary or appropriate to preserve the limited liability of the limited partners.

Issuance of Additional Securities

        Our partnership agreement authorizes us to issue an unlimited number of additional partnership interests for the consideration and on the terms and conditions determined by our general partner without the approval of the unitholders.

        It is possible that we will fund acquisitions through the issuance of additional common units, subordinated units or other partnership interests. Holders of any additional common units we issue will be entitled to share equally with the then-existing holders of common units in our distributions of available cash. In addition, the issuance of additional common units or other partnership interests may dilute the value of the interests of the then-existing holders of common units in our net assets.

        In accordance with Delaware law and the provisions of our partnership agreement, we may also issue additional partnership interests that, as determined by our general partner, may have special voting rights to which the common units are not entitled. In addition, our partnership agreement does not prohibit the issuance by our subsidiaries of equity interests, which may effectively rank senior to the common units.

        Our general partner will have the right, which it may from time to time assign in whole or in part to any of its affiliates, to purchase common units, subordinated units or other partnership interests whenever, and on the same terms that, we issue those interests to persons other than our general partner and its affiliates, to the extent necessary to maintain the percentage interest of the general partner and its affiliates, including such interest represented by common units and subordinated units, that existed immediately prior to each issuance. The other holders of common units will not have preemptive rights to acquire additional common units or other partnership interests.

Amendment of Our Partnership Agreement

  General

        Amendments to our partnership agreement may be proposed only by our general partner. However, our general partner will have no duty or obligation to propose any amendment and may decline to do so free of any duty or obligation whatsoever to us or our limited partners, including any duty to act in the best interests of us or the limited partners, other than the implied contractual covenant of good faith and fair dealing. In order to adopt a proposed amendment, other than the amendments discussed below, our general partner is required to seek written approval of the holders of the number of units required to approve the amendment or call a meeting of the limited partners to consider and vote upon the proposed amendment. Except as described below, an amendment must be approved by a unit majority.

  Prohibited Amendments

        No amendment may be made that would:

  •
  enlarge the obligations of any limited partner without its consent, unless such is deemed to have occurred as a result of an amendment approved by at least a majority of the type or class of limited partner interests so affected; or

  •
  enlarge the obligations of, restrict in any way any action by or rights of, or reduce in any way the amounts distributable, reimbursable or otherwise payable by us to our general partner or any of its affiliates without its consent, which consent may be given or withheld at its option.

        The provisions of our partnership agreement preventing the amendments having the effects described in any of the clauses above can be amended upon the approval of the holders of at least 90.0% of the outstanding units voting together as a single class (including units owned by our general partner and its affiliates). Upon the completion of this offering, our general partner and its affiliates will own approximately        % of the outstanding common and subordinated units (excluding common units purchased by officers, directors and prospective directors of our general partner under our directed unit program).

  No Unitholder Approval

        Our general partner may generally make amendments to our partnership agreement without the approval of any limited partner to reflect:

  •
  a change in our name, the location of our principal office, our registered agent or our registered office;

  •
  the admission, substitution, withdrawal or removal of partners in accordance with our partnership agreement;

  •
  a change that our general partner determines to be necessary or appropriate to qualify or continue our qualification as a limited partnership or a partnership in which the limited partners have limited liability under the laws of any state or to ensure that neither we nor any of our subsidiaries will be treated as an association taxable as a corporation or otherwise taxed as an entity for federal income tax purposes;

  •
  an amendment that is necessary, in the opinion of our counsel, to prevent us or our general partner or its directors, officers, agents or trustees, from in any manner, being subjected to the provisions of the Investment Company Act of 1940, the Investment Advisors Act of 1940, or "plan asset" regulations adopted under the Employee Retirement Income Security Act of 1974 (ERISA), whether or not substantially similar to plan asset regulations currently applied or proposed by the United States Department of Labor;

  •
  an amendment that our general partner determines to be necessary or appropriate for the authorization or issuance of additional partnership interests;

  •
  any amendment expressly permitted in our partnership agreement to be made by our general partner acting alone;

  •
  an amendment effected, necessitated or contemplated by a merger agreement that has been approved under the terms of our partnership agreement;

  •
  any amendment that our general partner determines to be necessary or appropriate to reflect and account for the formation by us of, or our investment in, any corporation, partnership or other entity, in connection with our conduct of activities permitted by our partnership agreement;

  •
  a change in our fiscal year or taxable year and any other changes that our general partner determines to be necessary or appropriate as a result of such change;

  •
  mergers with, conveyances to or conversions into another limited liability entity that is newly formed and has no assets, liabilities or operations at the time of the merger, conveyance or conversion other than those it receives by way of the merger, conveyance or conversion; or

  •
  any other amendments substantially similar to any of the matters described in the clauses above.

        In addition, our general partner may make amendments to our partnership agreement without the approval of any limited partner if our general partner determines that those amendments:

  •
  do not adversely affect in any material respect the limited partners considered as a whole or any particular class of partnership interests as compared to other classes of partnership interests;

  •
  are necessary or appropriate to satisfy any requirements, conditions or guidelines contained in any opinion, directive, order, ruling or regulation of any federal or state agency or judicial authority or contained in any federal or state statute;

  •
  are necessary or appropriate to facilitate the trading of limited partner interests or to comply with any rule, regulation, guideline or requirement of any securities exchange on which the limited partner interests are or will be listed or admitted to trading;

  •
  are necessary or appropriate for any action taken by our general partner relating to splits or combinations of units under the provisions of our partnership agreement; or

  •
  are required to effect the intent expressed in this prospectus or the intent of the provisions of our partnership agreement or are otherwise contemplated by our partnership agreement.

  Opinion of Counsel and Unitholder Approval

        For amendments of the type not requiring unitholder approval, our general partner will not be required to obtain an opinion of counsel to the effect that an amendment will not affect the limited liability of any limited partner under Delaware law. No other amendments to our partnership agreement will become effective without the approval of holders of at least 90.0% of the outstanding units voting as a single class unless we first obtain such an opinion of counsel.

        In addition to the above restrictions, any amendment that would have a material adverse effect on the rights or preferences of any type or class of partnership interests in relation to other classes of partnership interests will require the approval of at least a majority of the type or class of partnership interests so affected. Any amendment that would reduce the percentage of units required to take any action, other than to remove our general partner or call a meeting of unitholders, must be approved by the affirmative vote of limited partners whose aggregate outstanding units constitute not less than the percentage sought to be reduced. Any amendment that would increase the percentage of units required to remove our general partner must be approved by the affirmative vote of limited partners whose aggregate outstanding units constitute not less than 90.0% of outstanding units. Any amendment that would increase the percentage of units required to call a meeting of unitholders must be approved by the affirmative vote of limited partners whose aggregate outstanding units constitute at least a majority of the outstanding units.

Merger, Consolidation, Conversion, Sale or Other Disposition of Assets

        A merger, consolidation or conversion of our partnership requires the prior consent of our general partner. However, our general partner will have no duty or obligation to consent to any merger, consolidation or conversion and may decline to do so free of any duty or obligation whatsoever to us or the limited partners, including any duty to act in the best interest of us or the limited partners, other than the implied contractual covenant of good faith and fair dealing.

        In addition, our partnership agreement generally prohibits our general partner, without the prior approval of the holders of a unit majority, from causing us to, among other things, sell, exchange or otherwise dispose of all or substantially all of our assets in a single transaction or a series of related transactions. Our general partner may, however, mortgage, pledge, hypothecate, or grant a security interest in all or substantially all of our assets without that approval. Our general partner may also sell any or all of our assets under a foreclosure or other realization upon those encumbrances without that approval. Finally, our general partner may consummate any merger with another limited liability entity without the prior approval of our unitholders if we are the surviving entity in the transaction, our general partner has received an opinion of counsel regarding limited liability and tax matters, the transaction would not result in an amendment to our partnership agreement requiring unitholder approval, each of our units will be an identical unit of our partnership following the transaction and the partnership interests to be issued by us in such merger do not exceed 20.0% of our outstanding partnership interests immediately prior to the transaction.

        If the conditions specified in our partnership agreement are satisfied, our general partner may convert us or any of our subsidiaries into a new limited liability entity or merge us or any of our subsidiaries into, or convey all of our assets to, a newly formed entity if the sole purpose of that conversion, merger or conveyance is to effect a mere change in our legal form into another limited liability entity, our general partner has received an opinion of counsel regarding limited liability and tax matters, and our general partner determines that the governing instruments of the new entity provide the limited partners and our general partner with the same rights and obligations as contained in our partnership agreement. The unitholders are not entitled to dissenters' rights of appraisal under our partnership agreement or applicable Delaware law in the event of a conversion, merger or consolidation, a sale of substantially all of our assets or any other similar transaction or event.

Termination and Dissolution

        We will continue as a limited partnership until dissolved and terminated under our partnership agreement. We will dissolve upon:

  •
  the withdrawal or removal of our general partner or any other event that results in its ceasing to be our general partner other than by reason of a transfer of its non-economic general partner interest in accordance with our partnership agreement or withdrawal or removal followed by approval and admission of a successor;

  •
  the election of our general partner to dissolve us, if approved by the holders of units representing a unit majority;

  •
  the entry of a decree of judicial dissolution of our partnership; or

  •
  there being no limited partners, unless we are continued without dissolution in accordance with the Delaware Act.

        Upon a dissolution under the first clause above, the holders of a unit majority may also elect, within specific time limitations, to continue our business on the same terms and conditions described in our partnership agreement by appointing as a successor general partner an entity approved by the holders of units representing a unit majority, subject to our receipt of an opinion of counsel to the effect that:

  •
  the action would not result in the loss of limited liability of any limited partner; and

  •
  neither our partnership nor any of our subsidiaries would be treated as an association taxable as a corporation or otherwise be taxable as an entity for federal income tax purposes upon the exercise of that right to continue.

Liquidation and Distribution of Proceeds

        Upon our dissolution, unless we are continued as a new limited partnership, the liquidator authorized to wind up our affairs will, acting with all of the powers of our general partner that are necessary or appropriate, liquidate our assets and apply the proceeds of the liquidation as described in "Provisions of Our Partnership Agreement Relating to Cash Distributions—Distributions of Cash Upon Liquidation." The liquidator may defer liquidation or distribution of our assets for a reasonable period of time or distribute assets to partners in kind if it determines that a sale would be impractical or would cause undue loss to our partners.

Withdrawal or Removal of Our General Partner

        Except as described below, our general partner has agreed not to withdraw voluntarily as our general partner prior to                        , 2023 without obtaining the approval of the holders of at least a majority of the outstanding common units, excluding common units held by our general partner and its affiliates, and furnishing an opinion of counsel regarding limited liability and tax matters. On or after                        , 2023 our general partner may withdraw as general partner without first obtaining approval of any unitholder by giving 90 days' written notice, and that withdrawal will not constitute a violation of our partnership agreement. Notwithstanding the information above, our general partner may withdraw without unitholder approval upon 90 days' written notice to the limited partners if at least 50.0% of the outstanding units are held or controlled by one person and its affiliates other than our general partner and its affiliates. In addition, our partnership agreement permits our general partner in some instances to sell or otherwise transfer all of its non-economic general partner interest in us without the approval of the unitholders. Please read "—Transfer of General Partner Interest" and "—Transfer of Incentive Distribution Rights."

        Upon voluntary withdrawal of our general partner by giving notice to the other partners, the holders of a unit majority may select a successor to that withdrawing general partner. If a successor is not elected, or is elected but an opinion of counsel regarding limited liability and tax matters cannot be obtained, we will be dissolved, wound up and liquidated, unless within a specified period after that withdrawal, the holders of a unit majority agree to continue our business by appointing a successor general partner. Please read "—Termination and Dissolution."

        Our general partner may not be removed unless that removal is approved by the vote of the holders of not less than 66 2/3% of our outstanding units, voting together as a single class, including units held by our general partner and its affiliates, and we receive an opinion of counsel regarding limited liability and tax matters. Any removal of our general partner is also subject to the approval of a successor general partner by the vote of the holders of a majority of the outstanding common units, voting as a separate class, and subordinated units, voting as a separate class. The ownership of more than 33 1/3% of the outstanding units by our general partner and its affiliates would give them the practical ability to prevent our general partner's removal. At the closing of this offering, our general partner and its affiliates will own        % of the outstanding common and subordinated units (excluding common units purchased by officers, directors and prospective directors of our general partner under our directed unit program).

        Our partnership agreement also provides that if our general partner is removed as our general partner under circumstances where cause does not exist and units held by our general partner and its affiliates are not voted in favor of that removal:

  •
  the subordination period will end, and all outstanding subordinated units will immediately convert into common units on a one-for-one basis;

  •
  any existing arrearages in payment of the minimum quarterly distribution on the common units will be extinguished; and

  •
  our general partner will have the right to convert its incentive distribution rights into common units or to receive cash in exchange for those interests based on the fair market value of those interests as of the effective date of its removal.

        In the event of removal of our general partner under circumstances where cause exists or withdrawal of our general partner where that withdrawal violates our partnership agreement, a successor general partner will have the option to purchase the general partner interest and incentive distribution rights of the departing general partner for a cash payment equal to the fair market value of those interests. Under all other circumstances where our general partner withdraws or is removed by the limited partners, the departing general partner will have the option to require the successor general partner to purchase the general partner interest of the departing general partner and its incentive distribution rights for fair market value. In each case, this fair market value will be determined by agreement between the departing general partner and the successor general partner. If no agreement is reached, an independent investment banking firm or other independent expert selected by the departing general partner and the successor general partner will determine the fair market value. Or, if the departing general partner and the successor general partner cannot agree upon an expert, then an expert chosen by agreement of the experts selected by each of them will determine the fair market value.

        If the option described above is not exercised by either the departing general partner or the successor general partner, the departing general partner will become a limited partner and its general partner interest and its incentive distribution rights will automatically convert into common units pursuant to a valuation of those interests as determined by an investment banking firm or other independent expert selected in the manner described in the preceding paragraph.

        In addition, we will be required to reimburse the departing general partner for all amounts due the departing general partner, including, without limitation, all employee-related liabilities, including severance liabilities, incurred for the termination of any employees employed by the departing general partner or its affiliates for our benefit.

Transfer of General Partner Interest

        Except for transfer by our general partner of all, but not less than all, of its general partner interest to (i) an affiliate of our general partner (other than an individual), or (ii) another entity as part of the merger or consolidation of our general partner with or into such entity or the transfer by our general partner of all or substantially all of its assets to such entity, our general partner may not transfer all or any part of its general partner interest to another person prior to                        , 2023 without the approval of the holders of at least a majority of the outstanding common units, excluding common units held by our general partner and its affiliates. As a condition of this transfer, the transferee must assume, among other things, the rights and duties of our general partner, agree to be bound by the provisions of our partnership agreement, and furnish an opinion of counsel regarding limited liability and tax matters.

        Our general partner and its affiliates may at any time transfer units to one or more persons, without unitholder approval, except that they may not transfer subordinated units to us.

Transfer of Ownership Interests in Our General Partner

        At any time, the owners of our general partner, including Lonestar, may sell or transfer all or part of their membership interest in our general partner to an affiliate or third party without the approval of our unitholders.

Transfer of Incentive Distribution Rights

        At any time, our general partner may sell or transfer its incentive distribution rights to an affiliate or third party without the approval of the unitholders.

 Change of Management Provisions

        Our partnership agreement contains specific provisions that are intended to discourage a person or group from attempting to remove JP Energy GP II LLC as our general partner or otherwise change our management. If any person or group other than our general partner and its affiliates acquires beneficial ownership of 20.0% or more of any class of units, that person or group loses voting rights on all of its units. This loss of voting rights does not apply to any person or group that acquires the units from our general partner or its affiliates or any transferees of that person or group who are notified by our general partner that they will not lose their voting rights or to any person or group who acquires the units with the prior approval of the board of directors of our general partner. Please read "—Withdrawal or Removal of Our General Partner."

Limited Call Right

        If at any time our general partner and its affiliates own more than 80.0% of the then-issued and outstanding limited partner interests of any class, our general partner will have the right, which it may assign in whole or in part to any of its affiliates or to us, to acquire all, but not less than all, of the limited partner interests of such class held by unaffiliated persons as of a record date to be selected by our general partner, on at least 10, but not more than 60, days' written notice.

        The purchase price in the event of this purchase is the greater of:

  •
  the highest cash price paid by either our general partner or any of its affiliates for any limited partner interests of the class purchased within the 90 days preceding the date on which our general partner first mails notice of its election to purchase those limited partner interests; and

  •
  the current market price calculated in accordance with our partnership agreement as of the date three business days before the date the notice is mailed.

        As a result of our general partner's right to purchase outstanding limited partner interests, a holder of limited partner interests may have his limited partner interests purchased at a price that may be lower than market prices at various times prior to such purchase or lower than a unitholder may anticipate the market price to be in the future. The tax consequences to a unitholder of the exercise of this call right are the same as a sale by that unitholder of his common units in the market. Please read "Material Federal Income Tax Consequences—Disposition of Common Units."

Redemption of Ineligible Holders

        In order to avoid any material adverse effect on the maximum applicable rates that can be charged to customers by our subsidiaries on assets that are subject to rate regulation by FERC or an analogous regulatory body, our general partner at any time can request a transferee or a unitholder to certify or re-certify:

  •
  that the transferee or unitholder is an individual or an entity subject to United States federal income taxation on the income generated by us; or

  •
  that, if the transferee unitholder is an entity not subject to United States federal income taxation on the income generated by us, as in the case, for example, of a mutual fund taxed as a regulated investment company or a partnership, all the entity's owners are subject to United States federal income taxation on the income generated by us.

        Furthermore, in order to avoid a substantial risk of cancellation or forfeiture of any property, including any governmental permit, endorsement or other authorization, in which we have an interest as the result of any federal, state or local law or regulation concerning the nationality, citizenship or other related status of any unitholder, our general partner may at any time request unitholders to certify as to, or provide other information with respect to, their nationality, citizenship or other related status.

        The certifications as to taxpayer status and nationality, citizenship or other related status can be changed in any manner our general partner determines is necessary or appropriate to implement its original purpose.

        If a unitholder fails to furnish the certification or other requested information within 30 days or if our general partner determines, with the advice of counsel, upon review of such certification or other information that a unitholder does not meet the status set forth in the certification, we will have the right to redeem all of the units held by such unitholder at the market price as of the date three days before the date the notice of redemption is mailed.

        The purchase price will be paid in cash or by delivery of a promissory note, as determined by our general partner. Any such promissory note will bear interest at the rate of 5.0% annually and be payable in three equal annual installments of principal and accrued interest, commencing one year after the redemption date. Further, the units will not be entitled to any allocations of income or loss, distributions or voting rights while held by such unitholder.

Meetings; Voting

        Except as described below regarding a person or group owning 20.0% or more of any class of units then outstanding, record holders of units on the record date will be entitled to notice of, and to vote at, meetings of our limited partners and to act upon matters for which approvals may be solicited.

        Our general partner does not anticipate that any meeting of unitholders will be called in the foreseeable future. Any action that is required or permitted to be taken by the unitholders may be taken either at a meeting of the unitholders or, if authorized by our general partner, without a meeting if consents in writing describing the action so taken are signed by holders of the number of units that would be necessary to authorize or take that action at a meeting where all limited partners were present and voted. Meetings of the unitholders may be called by our general partner or by unitholders owning at least 20.0% of the outstanding units of the class for which a meeting is proposed. Unitholders may vote either in person or by proxy at meetings. The holders of a majority of the outstanding units of the class or classes for which a meeting has been called, represented in person or by proxy, will constitute a quorum unless any action by the unitholders requires approval by holders of a greater percentage of the units, in which case the quorum will be the greater percentage.

        Each record holder of a unit has a vote according to its percentage interest in us, although additional limited partner interests having special voting rights could be issued. Please read "—Issuance of Additional Securities." However, if at any time any person or group, other than our general partner and its affiliates, a direct transferee of our general partner and its affiliates or a transferee of such direct transferee who is notified by our general partner that it will not lose its voting rights, acquires, in the aggregate, beneficial ownership of 20.0% or more of any class of units then outstanding, that person or group will lose voting rights on all of its units and the units may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting of unitholders, calculating required votes, determining the presence of a quorum, or for other similar purposes. Common units held in nominee or street name account will be voted by the broker or other nominee in accordance with the instruction of the beneficial owner unless the arrangement between the beneficial owner and its nominee provides otherwise. Except as our partnership agreement otherwise provides, subordinated units will vote together with common units as a single class. Any notice, demand, request, report or proxy material required or permitted to be given or made to record holders of common units under our partnership agreement will be delivered to the record holder by us or by the transfer agent.

 Status as Limited Partner

        By transfer of common units in accordance with our partnership agreement, each transferee of common units shall be admitted as a limited partner with respect to the common units transferred when such transfer and admission is reflected in our register. Except as described under "—Limited Liability," the common units will be fully paid, and unitholders will not be required to make additional contributions.

Indemnification

        Under our partnership agreement, in most circumstances, we will indemnify the following persons, to the fullest extent permitted by law, from and against all losses, claims, damages or similar events:

  •
  our general partner;

  •
  any departing general partner;

  •
  any person who is or was an affiliate of our general partner or any departing general partner;

  •
  any person who is or was a director, officer, managing member, manager, general partner, fiduciary or trustee of us or our subsidiaries, or any entity set forth in the preceding three bullet points;

  •
  any person who is or was serving as director, officer, managing member, manager, general partner, fiduciary or trustee of another person owing a fiduciary duty to us or any of our subsidiaries at the request of our general partner or any departing general partner or any of their affiliates; and

  •
  any person designated by our general partner because such person's status, service or relationship expose such person to claims or suits relating to our business and affairs.

        Any indemnification under these provisions will only be out of our assets. Unless it otherwise agrees, our general partner will not be personally liable for, or have any obligation to contribute or lend funds or assets to us to enable us to effectuate, indemnification. We will purchase insurance against liabilities asserted against and expenses incurred by persons for our activities, regardless of whether we would have the power to indemnify the person against such liabilities under our partnership agreement.

Reimbursement of Expenses

        Our partnership agreement requires us to reimburse our general partner for all direct and indirect expenses it incurs or payments it makes on our behalf and all other expenses allocable to us or otherwise incurred by our general partner in connection with operating our business. These expenses include salary, bonus, incentive compensation and other amounts paid to persons who perform services for us or on our behalf and expenses allocated to our general partner by its affiliates. Our general partner is entitled to determine in good faith the expenses that are allocable to us.

Books and Reports

        Our general partner is required to keep appropriate books of our business at our principal offices. The books will be maintained for financial reporting purposes on an accrual basis. For fiscal and tax reporting purposes, our fiscal year is the calendar year.

        We will mail or make available to record holders of common units, within 105 days after the close of each fiscal year, an annual report containing audited financial statements and a report on those financial statements by our independent public accountants. Except for our fourth quarter, we will also mail or make available summary financial information within 50 days after the close of each quarter.

        We will furnish each record holder of a unit with information reasonably required for tax reporting purposes within 90 days after the close of each calendar year. This information is expected to be furnished in summary form so that some complex calculations normally required of partners can be avoided. Our ability to furnish this summary information to unitholders will depend on the cooperation of unitholders in supplying us with specific information. Every unitholder will receive information to assist him in determining its federal and state tax liability and filing its federal and state income tax returns, regardless of whether he supplies us with information.

Right to Inspect Our Books and Records

        Our partnership agreement provides that a limited partner can, for a purpose reasonably related to its interest as a limited partner, upon reasonable written demand stating the purpose of such demand and at its own expense, have furnished to him:

  •
  a current list of the name and last known address of each record holder;

  •
  copies of our partnership agreement and our certificate of limited partnership and all amendments thereto; and

  •
  certain information regarding the status of our business and financial condition.

        Our general partner may, and intends to, keep confidential from the limited partners trade secrets or other information the disclosure of which our general partner determines is not in our best interests or that we are required by law or by agreements with third parties to keep confidential. Our partnership agreement limits the right to information that a limited partner would otherwise have under Delaware law.

Registration Rights

        Under our partnership agreement, we have agreed to register for resale under the Securities Act and applicable state securities laws any common units, subordinated units or other partnership interests proposed to be sold by our general partner or any of its affiliates, other than individuals, or their assignees if an exemption from the registration requirements is not otherwise available. These registration rights continue for two years following any withdrawal or removal of JP Energy GP II LLC as our general partner. We are obligated to pay all expenses incidental to the registration, excluding underwriting discounts and commissions. Please read "Units Eligible for Future Sale."

Exclusive Forum

        Our partnership agreement will provide that the Court of Chancery of the State of Delaware shall be the exclusive forum for any claims, suits, actions or proceedings (i) arising out of or relating in any way to our partnership agreement (including any claims, suits or actions to interpret, apply or enforce the provisions of our partnership agreement or the duties, obligations or liabilities among our partners, or obligations or liabilities of our partners to us, or the rights or powers of, or restrictions on, our partners or us), (ii) brought in a derivative manner on our behalf, (iii) asserting a claim of breach of a duty owed by any of our, or our general partner's, directors, officers, or other employees, or owed by our general partner, to us or our partners, (iv) asserting a claim against us arising pursuant to any provision of the Delaware Act or (v) asserting a claim against us governed by the internal affairs doctrine. Although we believe this provision benefits us by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies, the provision may have the effect of discouraging lawsuits against our directors and officers. The enforceability of similar choice of forum provisions in other companies' certificates of incorporation or similar governing documents have been challenged in legal proceedings, and it is possible that, in connection with any action, a court could find the choice of forum provisions contained in our partnership agreement to be inapplicable or unenforceable in such action.

UNITS ELIGIBLE FOR FUTURE SALE

        After the sale of the common units offered by this prospectus and assuming that the underwriters do not exercise their option to purchase additional common units, our general partner and its affiliates will hold an aggregate of                        common units and                        subordinated units (or                        common units and                        subordinated units if the underwriters exercise their option to purchase additional units in full). All of the subordinated units will convert into common units at the end of the subordination period. All of the common units and subordinated units held by our general partner and its affiliates are subject to lock-up restrictions described below. The sale of these units could have an adverse impact on the price of the common units or on any trading market that may develop.

Rule 144

        The common units sold in this offering will generally be freely transferable without restriction or further registration under the Securities Act other than any units purchased in this offering through the directed unit program, which will be subject to the lock-up restrictions described below. Directors and officers of our general partner may purchase common units through the directed unit program or otherwise. Assuming all of the units reserved for issuance under the directed unit program are sold to directors and officers of our general partner, or participants in the program who purchase $100,000 or more of common units under the program,                         common units will be held by persons who have contractually agreed not to sell such units for a specified period from the date of this prospectus. Please read "Underwriting" for a description of these lock-up provisions. Additionally, any common units owned by an "affiliate" of ours may not be resold publicly except in compliance with the registration requirements of the Securities Act or under an exemption under Rule 144 or otherwise. Rule 144 permits securities acquired by an affiliate of the issuer to be sold into the market in an amount that does not exceed, during any three-month period, the greater of:

  •
  1.0% of the total number of the common units outstanding, which will equal approximately                        units immediately after this offering; or

  •
  the average weekly reported trading volume of the common units for the four calendar weeks prior to the sale.

        At the closing of this offering, the following common units will be restricted and may not be resold publicly except in compliance with the registration requirements of the Securities Act, Rule 144 or otherwise:

  •
  common units owned by our general partner and its affiliates; and

  •
  any units acquired by our general partner or any of its affiliates, including the directors and executive officers of our general partner under the directed unit program.

        Sales under Rule 144 are also subject to specific manner of sale provisions, holding period requirements, notice requirements and the availability of current public information about us. A person who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned his common units for at least six months (provided we are in compliance with the current public information requirement) or one year (regardless of whether we are in compliance with the current public information requirement), would be entitled to sell those common units under Rule 144 without regard to the volume limitations, manner of sale provisions and notice requirements of Rule 144.

 Our Partnership Agreement and Registration Rights

        Our partnership agreement provides that we may issue an unlimited number of limited partner interests of any type without a vote of the unitholders. Any issuance of additional common units or other limited partner interests would result in a corresponding decrease in the proportionate ownership interest in us represented by, and could adversely affect the cash distributions to and market price of, common units then outstanding. Please read "Our Partnership Agreement—Issuance of Additional Securities."

        Under our partnership agreement, our general partner and its affiliates, other than individuals, have the right to cause us to register under the Securities Act and applicable state securities laws the offer and sale of any units that they hold. Subject to the terms and conditions of our partnership agreement, these registration rights allow our general partner and its affiliates or their assignees holding any common units or other limited partner interests to require registration of any of these common units or other limited partner interests and to include any of these common units in a registration by us of other common units, including common units offered by us or by any unitholder. Our general partner and its affiliates will continue to have these registration rights for two years after it ceases to be our general partner. In connection with any registration of this kind, we will indemnify each unitholder participating in the registration and its officers, directors, and controlling persons from and against any liabilities under the Securities Act or any applicable state securities laws arising from the registration statement or prospectus. We will bear all costs and expenses incidental to any registration, excluding any underwriting discounts. Our general partner and its affiliates also may sell their common units or other limited partner interests in private transactions at any time, subject to compliance with applicable laws.

Lock-Up Agreements

        We, our subsidiaries, our general partner and its affiliates, including Lonestar, and the directors and executive officers of our general partner have agreed that without the prior written consent of each of Barclays Capital Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated, we and they will not, directly or indirectly, sell any common units which we or they beneficially own for a period of 180 days after the date of this prospectus. Participants in our directed unit program will also be subject to similar restrictions for a period of 180 days from the date of this prospectus. Please read "Underwriting" for a description of these lock-up provisions.

Registration Statement on Form S-8

        We intend to file a registration statement on Form S-8 under the Securities Act following this offering to register all common units issued or reserved for issuance under the LTIP. We expect to file this registration statement as soon as practicable after this offering. Common units covered by the registration statement on Form S-8 will be eligible for sale in the public market, subject to applicable vesting requirements and the terms of applicable lock-up agreements described above.

 MATERIAL FEDERAL INCOME TAX CONSEQUENCES

        This section is a summary of the material tax considerations that may be relevant to prospective unitholders who are individual citizens or residents of the United States and, unless otherwise noted in the following discussion, is the opinion of Latham & Watkins LLP, counsel to our general partner and us, insofar as it relates to legal conclusions with respect to matters of United States federal income tax law. This section is based upon current provisions of the Internal Revenue Code of 1986, as amended (the "Internal Revenue Code"), existing and proposed Treasury regulations promulgated under the Internal Revenue Code (the "Treasury Regulations") and current administrative rulings and court decisions, all of which are subject to change. Later changes in these authorities may cause the tax consequences to vary substantially from the consequences described below. Unless the context otherwise requires, references in this section to "us" or "we" are references to JP Energy Partners LP and our operating subsidiaries.

        The following discussion does not comment on all federal income tax matters affecting us or our unitholders. Moreover, the discussion focuses on unitholders who are individual citizens or residents of the United States and has only limited application to corporations, estates, entities treated as partnerships for United States federal income tax purposes, trusts, nonresident aliens, United States expatriates and former citizens or long-term residents of the United States or other unitholders subject to specialized tax treatment, such as banks, insurance companies and other financial institutions, tax-exempt institutions, foreign persons (including, without limitation, controlled foreign corporations, passive foreign investment companies and non-United States persons eligible for the benefits of an applicable income tax treaty with the United States), IRAs, real estate investment trusts (REITs) or mutual funds, dealers in securities or currencies, traders in securities, United States persons whose "functional currency" is not the United States dollar, persons holding their units as part of a "straddle," "hedge," "conversion transaction" or other risk reduction transaction, and persons deemed to sell their units under the constructive sale provisions of the Code. In addition, the discussion only comments to a limited extent on state, local and foreign tax consequences. Accordingly, we encourage each prospective unitholder to consult his own tax advisor in analyzing the state, local and foreign tax consequences particular to him of the ownership or disposition of common units and potential changes in applicable tax laws.

        No ruling has been requested from the IRS regarding our characterization as a partnership for tax purposes. Instead, we will rely on opinions of Latham & Watkins LLP. Unlike a ruling, an opinion of counsel represents only that counsel's best legal judgment and does not bind the IRS or the courts. Accordingly, the opinions and statements made herein may not be sustained by a court if contested by the IRS. Any contest of this sort with the IRS may materially and adversely impact the market for the common units and the prices at which common units trade. In addition, the costs of any contest with the IRS, principally legal, accounting and related fees, will result in a reduction in distributable cash flow available for distribution to our unitholders and thus will be borne indirectly by our unitholders. Furthermore, the tax treatment of us, or of an investment in us, may be significantly modified by future legislative or administrative changes or court decisions. Any modifications may or may not be retroactively applied.

        All statements as to matters of federal income tax law and legal conclusions with respect thereto, but not as to factual matters, contained in this section, unless otherwise noted, are the opinion of Latham & Watkins LLP and are based on the accuracy of the representations made by us.

        For the reasons described below, Latham & Watkins LLP has not rendered an opinion with respect to the following specific federal income tax issues: (i) the treatment of a unitholder whose common units are loaned to a short seller to cover a short sale of common units (please read "—Tax Consequences of Unit Ownership—Treatment of Short Sales"); (ii) whether our monthly convention for allocating taxable income and losses is permitted by existing Treasury Regulations (please read

"—Disposition of Common Units—Allocations Between Transferors and Transferees") and (iii) whether our method for taking into account Section 743 adjustments is sustainable in certain cases (please read "—Tax Consequences of Unit Ownership—Section 754 Election" and "—Uniformity of Units").

Partnership Status

        A partnership is not a taxable entity and incurs no federal income tax liability. Instead, each partner of a partnership is required to take into account his share of items of income, gain, loss and deduction of the partnership in computing his federal income tax liability, regardless of whether cash distributions are made to him by the partnership. Distributions by a partnership to a partner are generally not taxable to the partnership or the partner unless the amount of cash distributed to him is in excess of the partner's adjusted basis in his partnership interest. Section 7704 of the Internal Revenue Code provides that publicly traded partnerships will, as a general rule, be taxed as corporations. However, an exception, referred to as the "Qualifying Income Exception," exists with respect to publicly traded partnerships of which 90.0% or more of the gross income for every taxable year consists of "qualifying income." Qualifying income includes income and gains derived from the transportation, processing, storage and marketing of crude oil, natural gas and products thereof, including the retail and wholesale marketing of propane and natural gas liquids, and certain related hedging activities. Other types of qualifying income include interest (other than from a financial business), dividends, gains from the sale of real property and gains from the sale or other disposition of capital assets held for the production of income that otherwise constitutes qualifying income. We estimate that less than        % of our current gross income is not qualifying income; however, this estimate could change from time to time. Based upon and subject to this estimate, the factual representations made by us and our general partner and a review of the applicable legal authorities, Latham & Watkins LLP is of the opinion that at least 90.0% of our current gross income constitutes qualifying income. The portion of our income that is qualifying income may change from time to time.

        The IRS has made no determination as to our status or the status of our operating subsidiaries for federal income tax purposes or whether our operations generate "qualifying income" under Section 7704 of the Internal Revenue Code. Instead, we will rely on the opinion of Latham & Watkins LLP on such matters. It is the opinion of Latham & Watkins LLP that, based upon the Internal Revenue Code, its regulations, published revenue rulings and court decisions and the representations described below that:

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  we will be classified as a partnership for federal income tax purposes; and

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  each of our operating subsidiaries will be treated as a partnership or will be disregarded as an entity separate from us for federal income tax purposes.

        In rendering its opinion, Latham & Watkins LLP has relied on factual representations made by us and our general partner. The representations made by us and our general partner upon which Latham & Watkins LLP has relied include:

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  neither we nor any of the operating subsidiaries has elected or will elect to be treated as a corporation;

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  for each taxable year, more than 90.0% of our gross income has been and will be income of the type that Latham & Watkins LLP has opined or will opine is "qualifying income" within the meaning of Section 7704(d) of the Internal Revenue Code; and

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  each hedging transaction that we treat as resulting in qualifying income has been and will be appropriately identified pursuant to applicable Treasury Regulations.

        We believe that these representations have been true in the past and expect that these representations will continue to be true in the future.

        If we fail to meet the Qualifying Income Exception, other than a failure that is determined by the IRS to be inadvertent and that is cured within a reasonable time after discovery (in which case the IRS may also require us to make adjustments with respect to our unitholders or pay other amounts), we will be treated as if we had transferred all of our assets, subject to liabilities, to a newly formed corporation, on the first day of the year in which we fail to meet the Qualifying Income Exception, in return for stock in that corporation, and then distributed that stock to the unitholders in liquidation of their interests in us. This deemed contribution and liquidation should be tax-free to unitholders and us so long as we, at that time, do not have liabilities in excess of the tax basis of our assets. Thereafter, we would be treated as a corporation for federal income tax purposes.

        If we were treated as an association taxable as a corporation in any taxable year, either as a result of a failure to meet the Qualifying Income Exception or otherwise, our items of income, gain, loss and deduction would be reflected only on our tax return rather than being passed through to our unitholders, and our net income would be taxed to us at corporate rates. In addition, any distribution made to a unitholder would be treated as taxable dividend income, to the extent of our current and accumulated earnings and profits, or, in the absence of earnings and profits, a nontaxable return of capital, to the extent of the unitholder's tax basis in his common units, or taxable capital gain, after the unitholder's tax basis in his common units is reduced to zero. Accordingly, taxation as a corporation would result in a material reduction in a unitholder's cash flow and after-tax return and thus would likely result in a substantial reduction of the value of the units.

        The discussion below is based on Latham & Watkins LLP's opinion that we will be classified as a partnership for federal income tax purposes.

 Limited Partner Status

        Unitholders of JP Energy Partners LP will be treated as partners of JP Energy Partners LP for federal income tax purposes. Also, unitholders whose common units are held in street name or by a nominee and who have the right to direct the nominee in the exercise of all substantive rights attendant to the ownership of their common units will be treated as partners of JP Energy Partners LP for federal income tax purposes.

        A beneficial owner of common units whose units have been transferred to a short seller to complete a short sale would appear to lose his status as a partner with respect to those units for federal income tax purposes. Please read "—Tax Consequences of Unit Ownership—Treatment of Short Sales."

        Income, gains, losses or deductions would not appear to be reportable by a unitholder who is not a partner for federal income tax purposes, and any cash distributions received by a unitholder who is not a partner for federal income tax purposes would therefore appear to be fully taxable as ordinary income. These holders are urged to consult their tax advisors with respect to the tax consequences of holding common units in JP Energy Partners LP. The references to "unitholders" in the discussion that follows are to persons who are treated as partners in JP Energy Partners LP for federal income tax purposes.

Tax Consequences of Unit Ownership

  Flow-Through of Taxable Income

        Subject to the discussion below under "—Tax Consequences of Unit Ownership—Entity-Level Collections" we will not pay any federal income tax. Instead, each unitholder will be required to report on his income tax return his share of our income, gains, losses and deductions without regard to whether we make cash distributions to him. Consequently, we may allocate income to a unitholder even if he has not received a cash distribution. Each unitholder will be required to include in income his allocable share of our income, gains, losses and deductions for our taxable year ending with or within his taxable year. Our taxable year ends on December 31.

  Treatment of Distributions

        Distributions by us to a unitholder generally will not be taxable to the unitholder for federal income tax purposes, except to the extent the amount of any such cash distribution exceeds his tax basis in his common units immediately before the distribution. Our cash distributions in excess of a unitholder's tax basis generally will be considered to be gain from the sale or exchange of the common units, taxable in accordance with the rules described under "—Disposition of Common Units." Any reduction in a unitholder's share of our liabilities for which no partner bears the economic risk of loss, known as "nonrecourse liabilities," will be treated as a distribution by us of cash to that unitholder. To the extent our distributions cause a unitholder's "at-risk" amount to be less than zero at the end of any taxable year, he must recapture any losses deducted in previous years. Please read "—Tax Consequences of Unit Ownership—Limitations on Deductibility of Losses."

        A decrease in a unitholder's percentage interest in us because of our issuance of additional common units will decrease his share of our nonrecourse liabilities, and thus will result in a corresponding deemed distribution of cash. This deemed distribution may constitute a non-pro rata distribution. A non-pro rata distribution of money or property may result in ordinary income to a unitholder, regardless of his tax basis in his common units, if the distribution reduces the unitholder's share of our "unrealized receivables," including depreciation recapture and/or substantially appreciated "inventory items," each as defined in the Internal Revenue Code, and collectively, "Section 751 Assets." To that extent, the unitholder will be treated as having been distributed his proportionate share of the Section 751 Assets and then having exchanged those assets with us in return for the non-pro rata portion of the actual distribution made to him. This latter deemed exchange will generally result in the unitholder's realization of ordinary income, which will equal the excess of (i) the non-pro rata portion of that distribution over (ii) the unitholder's tax basis (often zero) for the share of Section 751 Assets deemed relinquished in the exchange.

  Ratio of Taxable Income to Distributions

        We estimate that a purchaser of common units in this offering who owns those common units from the date of closing of this offering through the record date for distributions for the period ending December 31,                        , will be allocated, on a cumulative basis, an amount of federal taxable income for that period that will be        % or less of the cash distributed with respect to that period. Thereafter, we anticipate that the ratio of allocable taxable income to cash distributions to the unitholders will increase. Our estimate is based upon many assumptions regarding our business operations, including assumptions as to our revenues, capital expenditures, cash flow, net working capital and anticipated cash distributions. These estimates and assumptions are subject to, among other things, numerous business, economic, regulatory, legislative, competitive and political uncertainties beyond our control. Further, the estimates are based on current tax law and tax reporting positions that we will adopt and with which the IRS could disagree. Accordingly, we cannot assure you that these estimates will prove to be correct.

        The actual percentage of distributions that will constitute taxable income could be higher or lower than expected, and any differences could be material and could materially affect the value of the common units. For example, the ratio of allocable taxable income to cash distributions to a purchaser of common units in this offering will be greater, and perhaps substantially greater, than our estimate with respect to the period described above if:

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  gross income from operations exceeds the amount required to make minimum quarterly distributions on all units, yet we only distribute the minimum quarterly distributions on all units; or

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  we make a future offering of common units and use the proceeds of the offering in a manner that does not produce substantial additional deductions during the period described above, such as to repay indebtedness outstanding at the time of this offering or to acquire property that is not eligible for depreciation or amortization for federal income tax purposes or that is depreciable or amortizable at a rate significantly slower than the rate applicable to our assets at the time of this offering.

  Basis of Common Units

        A unitholder's initial tax basis for his common units will be the amount he paid for the common units plus his share of our nonrecourse liabilities. That basis will be increased by his share of our income and by any increases in his share of our nonrecourse liabilities. That basis will be decreased, but not below zero, by distributions from us, by the unitholder's share of our losses, by any decreases in his share of our nonrecourse liabilities and by his share of our expenditures that are not deductible in computing taxable income and are not required to be capitalized. A unitholder will generally have a share of our nonrecourse liabilities based on his share of our profits. Please read "—Disposition of Common Units—Recognition of Gain or Loss."

  Limitations on Deductibility of Losses

        The deduction by a unitholder of his share of our losses will be limited to the tax basis in his units and, in the case of an individual unitholder, estate, trust, or corporate unitholder (if more than 50.0% of the value of the corporate unitholder's stock is owned directly or indirectly by or for five or fewer individuals or some tax-exempt organizations) to the amount for which the unitholder is considered to be "at risk" with respect to our activities, if that is less than his tax basis. A common unitholder subject to these limitations must recapture losses deducted in previous years to the extent that distributions cause his at-risk amount to be less than zero at the end of any taxable year. Losses disallowed to a unitholder or recaptured as a result of these limitations will carry forward and will be allowable as a deduction to the extent that his at-risk amount is subsequently increased, provided such losses do not exceed such common unitholder's tax basis in his common units. Upon the taxable disposition of a unit, any gain recognized by a unitholder can be offset by losses that were previously suspended by the at-risk limitation but may not be offset by losses suspended by the basis limitation. Any loss previously suspended by the at-risk limitation in excess of that gain would no longer be utilizable.

        In general, a unitholder will be at risk to the extent of the tax basis of his units, excluding any portion of that basis attributable to his share of our nonrecourse liabilities, reduced by (i) any portion of that basis representing amounts otherwise protected against loss because of a guarantee, stop loss agreement or other similar arrangement and (ii) any amount of money he borrows to acquire or hold his units, if the lender of those borrowed funds owns an interest in us, is related to the unitholder or can look only to the units for repayment. A unitholder's at-risk amount will increase or decrease as the tax basis of the unitholder's units increases or decreases, other than tax basis increases or decreases attributable to increases or decreases in his share of our nonrecourse liabilities.

        In addition to the basis and at-risk limitations on the deductibility of losses, the passive loss limitations generally provide that individuals, estates, trusts and some closely-held corporations and personal service corporations can deduct losses from passive activities, which are generally trade or business activities in which the taxpayer does not materially participate, only to the extent of the taxpayer's income from those passive activities. The passive loss limitations are applied separately with respect to each publicly traded partnership. Consequently, any passive losses we generate will only be available to offset our passive income generated in the future and will not be available to offset income from other passive activities or investments, including our investments or a unitholder's investments in other publicly traded partnerships, or the unitholder's salary, active business or other income. Passive losses that are not deductible because they exceed a unitholder's share of income we generate may be deducted in full when he disposes of his entire investment in us in a fully taxable transaction with an unrelated party. The passive loss limitations are applied after other applicable limitations on deductions, including the at-risk rules and the basis limitation.

        A unitholder's share of our net income may be offset by any of our suspended passive losses, but it may not be offset by any other current or carryover losses from other passive activities, including those attributable to other publicly traded partnerships.

  Limitations on Interest Deductions

        The deductibility of a non-corporate taxpayer's "investment interest expense" is generally limited to the amount of that taxpayer's "net investment income." Investment interest expense includes:

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  interest on indebtedness properly allocable to property held for investment;

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  our interest expense attributed to portfolio income; and

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  the portion of interest expense incurred to purchase or carry an interest in a passive activity to the extent attributable to portfolio income.

        The computation of a unitholder's investment interest expense will take into account interest on any margin account borrowing or other loan incurred to purchase or carry a unit. Net investment income includes gross income from property held for investment and amounts treated as portfolio income under the passive loss rules, less deductible expenses, other than interest, directly connected with the production of investment income, but generally does not include gains attributable to the disposition of property held for investment or (if applicable) qualified dividend income. The IRS has indicated that the net passive income earned by a publicly traded partnership will be treated as investment income to its unitholders. In addition, the unitholder's share of our portfolio income will be treated as investment income.

  Entity-Level Collections

        If we are required or elect under applicable law to pay any federal, state, local or foreign income tax on behalf of any unitholder or any former unitholder, we are authorized to pay those taxes from our funds. That payment, if made, will be treated as a distribution of cash to the unitholder on whose behalf the payment was made. If the payment is made on behalf of a person whose identity cannot be determined, we are authorized to treat the payment as a distribution to all current unitholders. We are authorized to amend our partnership agreement in the manner necessary to maintain uniformity of the intrinsic tax characteristics of units and to adjust later distributions, so that after giving effect to these distributions, the priority and characterization of distributions otherwise applicable under our partnership agreement is maintained as nearly as is practicable. Payments by us as described above could give rise to an overpayment of tax on behalf of an individual unitholder in which event the unitholder would be required to file a claim in order to obtain a credit or refund.

  Allocation of Income, Gain, Loss and Deduction

        In general, if we have a net profit, our items of income, gain, loss and deduction will be allocated among our unitholders in accordance with their percentage interests in us. At any time that distributions are made to the common units in excess of distributions to the subordinated units, or incentive distributions are made to our general partner, gross income will be allocated to the recipients to the extent of these distributions. If we have a net loss, that loss will be allocated to the unitholders in accordance with their percentage interests in us.

        Specified items of our income, gain, loss and deduction will be allocated to account for (i) any difference between the tax basis and fair market value of our assets at the time of this offering (including any difference attributable to partnership asset revaluations arising from previously-existing built-in tax gain) and (ii) any difference between the tax basis and fair market value of any property contributed to us by the general partner and its affiliates (or by a third party) that exists at the time of such contribution, together referred to in this discussion as the "Contributed Property." The effect of these allocations to a unitholder purchasing common units from us in this offering, referred to as "reverse Section 704(c) Allocations" and "Section 704(c) Allocations," respectively, will be essentially the same as if the tax bases of our assets were equal to their fair market values at the time of this offering. In the event we issue additional common units or engage in certain other transactions in the future, additional reverse Section 704(c) Allocations will be made to all of our unitholders immediately prior to such issuance or other transactions to account for the difference between the "book" basis for purposes of maintaining capital accounts and the fair market value of all property held by us at the time of such issuance or future transaction. In addition, both with respect to this offering and any future offering, items of recapture income will be allocated to the extent possible to the unitholder who was allocated the deduction giving rise to the treatment of that gain as recapture income in order to minimize the recognition of ordinary income by some unitholders. Finally, although we do not expect that our operations will result in the creation of negative capital accounts, if negative capital accounts nevertheless result, items of our income and gain will be allocated in an amount and manner sufficient to eliminate the negative balance as quickly as possible.

        An allocation of items of our income, gain, loss or deduction, other than an allocation required by the Internal Revenue Code to eliminate the difference between a partner's "book" capital account, credited with the fair market value of Contributed Property, and "tax" capital account, credited with the tax basis of Contributed Property, referred to in this discussion as the "Book-Tax Disparity," will generally be given effect for federal income tax purposes in determining a partner's share of an item of income, gain, loss or deduction only if the allocation has "substantial economic effect." In any other case, a partner's share of an item will be determined on the basis of his interest in us, which will be determined by taking into account all the facts and circumstances, including:

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  his relative contributions to us;

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  the interests of all the partners in profits and losses;

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  the interest of all the partners in cash flow; and

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  the rights of all the partners to distributions of capital upon liquidation.

        Latham & Watkins LLP is of the opinion that, with the exception of the issues described in "—Tax Consequences of Unit Ownership—Section 754 Election" and "—Disposition of Common Units—Allocations Between Transferors and Transferees," allocations under our partnership agreement will be given effect for federal income tax purposes in determining a partner's share of an item of income, gain, loss or deduction.

  Treatment of Short Sales

        A unitholder whose units are loaned to a "short seller" to cover a short sale of units may be considered as having disposed of those units. If so, he would no longer be treated for tax purposes as a partner with respect to those units during the period of the loan and may recognize gain or loss from the disposition. As a result, during this period:

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  any of our income, gain, loss or deduction with respect to those units would not be reportable by the unitholder;

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  any cash distributions received by the unitholder as to those units would be fully taxable; and

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  while not entirely free from doubt, all of these distributions would appear to be ordinary income.

        Because there is no direct or indirect controlling authority on the issue relating to partnership interests, Latham & Watkins LLP has not rendered an opinion regarding the tax treatment of a unitholder whose common units are loaned to a short seller to cover a short sale of common units; therefore, unitholders desiring to assure their status as partners and avoid the risk of gain recognition from a loan to a short seller are urged to consult a tax advisor to discuss whether it is advisable to modify any applicable brokerage account agreements to prohibit their brokers from borrowing and loaning their units. The IRS has previously announced that it is studying issues relating to the tax treatment of short sales of partnership interests. Please also read "—Disposition of Common Units—Recognition of Gain or Loss."

  Alternative Minimum Tax

        Each unitholder will be required to take into account his distributive share of any items of our income, gain, loss or deduction for purposes of the alternative minimum tax. The current minimum tax rate for noncorporate taxpayers is 26.0% on the first $179,500 of alternative minimum taxable income in excess of the exemption amount and 28.0% on any additional alternative minimum taxable income. Prospective unitholders are urged to consult with their tax advisors as to the impact of an investment in units on their liability for the alternative minimum tax.

  Tax Rates

        Under current law, the highest marginal United States federal income tax rate applicable to ordinary income of individuals is 39.6% and the highest marginal United States federal income tax rate applicable to long-term capital gains (generally, capital gains on certain assets held for more than twelve months) of individuals is 20.0%. Such rates are subject to change by new legislation at any time.

        In addition, a 3.8% Medicare tax, or NIIT, on certain net investment income earned by individuals, estates and trusts applies for taxable years beginning after December 31, 2012. For these purposes, net investment income generally includes a unitholder's allocable share of our income and gain realized by a unitholder from a sale of units. In the case of an individual, the tax will be imposed on the lesser of (i) the unitholder's net investment income and (ii) the amount by which the unitholder's modified adjusted gross income exceeds $250,000 (if the unitholder is married and filing jointly or a surviving spouse), $125,000 (if the unitholder is married and filing separately) or $200,000 (in any other case). In the case of an estate or trust, the tax will be imposed on the lesser of (a) undistributed net investment income and (b) the excess adjusted gross income over the dollar amount at which the highest income tax bracket applicable to an estate or trust begins. Recently, the Department of the Treasury and the IRS issued proposed Treasury Regulations that provide guidance regarding the NIIT. Although the proposed Treasury Regulations are effective for taxable years beginning after December 31, 2013, taxpayers may rely on the proposed Treasury Regulations for purposes of compliance until the effective date of the final regulations. Prospective unitholders are urged to consult with their tax advisors as to the impact of the NIIT on an investment in our common units.

  Section 754 Election

        We have made the election permitted by Section 754 of the Internal Revenue Code. That election is irrevocable without the consent of the IRS unless there is a constructive termination of the partnership. Please read "—Disposition of Common Units—Constructive Termination." The election will generally permit us to adjust a common unit purchaser's tax basis in our assets ("inside basis") under Section 743(b) of the Internal Revenue Code to reflect his purchase price. This election does not apply with respect to a person who purchases common units directly from us. The Section 743(b) adjustment belongs to the purchaser and not to other unitholders. For purposes of this discussion, the inside basis in our assets with respect to a unitholder will be considered to have two components: (i) his share of our tax basis in our assets ("common basis") and (ii) his Section 743(b) adjustment to that basis.

        We have adopted the remedial allocation method as to all our properties. Where the remedial allocation method is adopted, the Treasury Regulations under Section 743 of the Internal Revenue Code require a portion of the Section 743(b) adjustment that is attributable to recovery property that is subject to depreciation under Section 168 of the Internal Revenue Code and whose book basis is in excess of its tax basis to be depreciated over the remaining cost recovery period for the property's unamortized Book-Tax Disparity. Under Treasury Regulation Section 1.167(c)-1(a)(6), a Section 743(b) adjustment attributable to property subject to depreciation under Section 167 of the Internal Revenue Code, rather than cost recovery deductions under Section 168, is generally required to be depreciated using either the straight-line method or the 150.0% declining balance method. Under our partnership agreement, our general partner is authorized to take a position to preserve the uniformity of units even if that position is not consistent with these and any other Treasury Regulations. Please read "—Uniformity of Units."

        We intend to depreciate the portion of a Section 743(b) adjustment attributable to unrealized appreciation in the value of Contributed Property, to the extent of any unamortized Book-Tax Disparity, using a rate of depreciation or amortization derived from the depreciation or amortization method and useful life applied to the property's unamortized Book-Tax Disparity, or treat that portion as non-amortizable to the extent attributable to property which is not amortizable. This method is consistent with the methods employed by other publicly traded partnerships but is arguably inconsistent with Treasury Regulation Section 1.167(c)-1(a)(6), which is not expected to directly apply to a material portion of our assets. To the extent this Section 743(b) adjustment is attributable to appreciation in value in excess of the unamortized Book-Tax Disparity, we will apply the rules described in the Treasury Regulations and legislative history. If we determine that this position cannot reasonably be taken, we may take a depreciation or amortization position under which all purchasers acquiring units in the same month would receive depreciation or amortization, whether attributable to common basis or a Section 743(b) adjustment, based upon the same applicable rate as if they had purchased a direct interest in our assets. This kind of aggregate approach may result in lower annual depreciation or amortization deductions than would otherwise be allowable to some unitholders. Please read "—Uniformity of Units." A unitholder's tax basis for his common units is reduced by his share of our deductions (whether or not such deductions were claimed on an individual's income tax return) so that any position we take that understates deductions will overstate the common unitholder's basis in his common units, which may cause the unitholder to understate gain or overstate loss on any sale of such units. Please read "—Disposition of Common Units—Recognition of Gain or Loss." Latham & Watkins LLP is unable to opine as to whether our method for taking into account Section 743 adjustments is sustainable for property subject to depreciation under Section 167 of the Internal Revenue Code or if we use an aggregate approach as described above, as there is no direct or indirect controlling authority addressing the validity of these positions. Moreover, the IRS may challenge our position with respect to depreciating or amortizing the Section 743(b) adjustment we take to preserve the uniformity of the units. If such a challenge were sustained, the gain from the sale of units might be increased without the benefit of additional deductions.

        A Section 754 election is advantageous if the transferee's tax basis in his units is higher than the units' share of the aggregate tax basis of our assets immediately prior to the transfer. In that case, as a result of the election, the transferee would have, among other items, a greater amount of depreciation deductions and his share of any gain or loss on a sale of our assets would be less. Conversely, a Section 754 election is disadvantageous if the transferee's tax basis in his units is lower than those units' share of the aggregate tax basis of our assets immediately prior to the transfer. Thus, the fair market value of the units may be affected either favorably or unfavorably by the election. A basis adjustment is required regardless of whether a Section 754 election is made in the case of a transfer of an interest in us if we have a substantial built-in loss immediately after the transfer, or if we distribute property and have a substantial basis reduction. Generally, a built-in loss or a basis reduction is substantial if it exceeds $250,000.

        The calculations involved in the Section 754 election are complex and will be made on the basis of assumptions as to the value of our assets and other matters. For example, the allocation of the Section 743(b) adjustment among our assets must be made in accordance with the Internal Revenue Code. The IRS could seek to reallocate some or all of any Section 743(b) adjustment allocated by us to our tangible assets to goodwill instead. Goodwill, as an intangible asset, is generally nonamortizable or amortizable over a longer period of time or under a less accelerated method than our tangible assets. We cannot assure you that the determinations we make will not be successfully challenged by the IRS and that the deductions resulting from them will not be reduced or disallowed altogether. Should the IRS require a different basis adjustment to be made, and should, in our opinion, the expense of compliance exceed the benefit of the election, we may seek permission from the IRS to revoke our Section 754 election. If permission is granted, a subsequent purchaser of units may be allocated more income than he would have been allocated had the election not been revoked.

Tax Treatment of Operations

  Accounting Method and Taxable Year

        We use the year ending December 31 as our taxable year and the accrual method of accounting for federal income tax purposes. Each unitholder will be required to include in income his share of our income, gain, loss and deduction for our taxable year ending within or with his taxable year. In addition, a unitholder who has a taxable year ending on a date other than December 31 and who disposes of all of his units following the close of our taxable year but before the close of his taxable year must include his share of our income, gain, loss and deduction in income for his taxable year, with the result that he will be required to include in income for his taxable year his share of more than twelve months of our income, gain, loss and deduction. Please read "—Disposition of Common Units—Allocations Between Transferors and Transferees."

  Initial Tax Basis, Depreciation and Amortization

        The tax basis of our assets will be used for purposes of computing depreciation and cost recovery deductions and, ultimately, gain or loss on the disposition of these assets. The federal income tax burden associated with the difference between the fair market value of our assets and their tax basis immediately prior to (i) this offering will be borne by our partners holding interests in us prior to this offering, and (ii) any other offering will be borne by our unitholders as of that time. Please read "—Tax Consequences of Unit Ownership—Allocation of Income, Gain, Loss and Deduction."

        To the extent allowable, we may elect to use the depreciation and cost recovery methods, including bonus depreciation to the extent available, that will result in the largest deductions being taken in the early years after assets subject to these allowances are placed in service. Please read "—Uniformity of

Units." Property we subsequently acquire or construct may be depreciated using accelerated methods permitted by the Internal Revenue Code.

        If we dispose of depreciable property by sale, foreclosure or otherwise, all or a portion of any gain, determined by reference to the amount of depreciation previously deducted and the nature of the property, may be subject to the recapture rules and taxed as ordinary income rather than capital gain. Similarly, a unitholder who has taken cost recovery or depreciation deductions with respect to property we own will likely be required to recapture some or all of those deductions as ordinary income upon a sale of his interest in us. Please read "—Tax Consequences of Unit Ownership—Allocation of Income, Gain, Loss and Deduction" and "—Disposition of Common Units—Recognition of Gain or Loss."

        The costs we incur in selling our units (called "syndication expenses") must be capitalized and cannot be deducted currently, ratably or upon our termination. There are uncertainties regarding the classification of costs as organization expenses, which may be amortized by us, and as syndication expenses, which may not be amortized by us. The underwriting discounts and commissions we incur will be treated as syndication expenses.

  Valuation and Tax Basis of Our Properties

        The federal income tax consequences of the ownership and disposition of units will depend in part on our estimates of the relative fair market values, and the initial tax bases, of our assets. Although we may from time to time consult with professional appraisers regarding valuation matters, we will make many of the relative fair market value estimates ourselves. These estimates and determinations of basis are subject to challenge and will not be binding on the IRS or the courts. If the estimates of fair market value or basis are later found to be incorrect, the character and amount of items of income, gain, loss or deductions previously reported by unitholders might change, and unitholders might be required to adjust their tax liability for prior years and incur interest and penalties with respect to those adjustments.

Disposition of Common Units

  Recognition of Gain or Loss

        Gain or loss will be recognized on a sale of units equal to the difference between the amount realized and the unitholder's tax basis for the units sold. A unitholder's amount realized will be measured by the sum of the cash or the fair market value of other property received by him plus his share of our nonrecourse liabilities. Because the amount realized includes a unitholder's share of our nonrecourse liabilities, the gain recognized on the sale of units could result in a tax liability in excess of any cash received from the sale.

        Prior distributions from us that in the aggregate were in excess of cumulative net taxable income for a common unit and, therefore, decreased a unitholder's tax basis in that common unit will, in effect, become taxable income if the common unit is sold at a price greater than the unitholder's tax basis in that common unit, even if the price received is less than his original cost.

        Except as noted below, gain or loss recognized by a unitholder, other than a "dealer" in units, on the sale or exchange of a unit will generally be taxable as capital gain or loss. Capital gain recognized by an individual on the sale of units held for more than twelve months will generally be taxed at the United States federal income tax rate applicable to long-term capital gains. However, a portion of this gain or loss, which will likely be substantial, will be separately computed and taxed as ordinary income or loss under Section 751 of the Internal Revenue Code to the extent attributable to assets giving rise to depreciation recapture or other "unrealized receivables" or to "inventory items" we own. The term "unrealized receivables" includes potential recapture items, including depreciation recapture. Ordinary income attributable to unrealized receivables, inventory items and depreciation recapture may exceed net taxable gain realized upon the sale of a unit and may be recognized even if there is a net taxable loss realized on the sale of a unit. Thus, a unitholder may recognize both ordinary income and a capital loss upon a sale of units. Capital losses may offset capital gains and no more than $3,000 of ordinary income, in the case of individuals, and may only be used to offset capital gains in the case of corporations. Both ordinary income and capital gain recognized on a sale of units may be subject to NIIT in certain circumstances. Please read "—Tax Consequences of Unit Ownership—Tax Rates."

        The IRS has ruled that a partner who acquires interests in a partnership in separate transactions must combine those interests and maintain a single adjusted tax basis for all those interests. Upon a sale or other disposition of less than all of those interests, a portion of that tax basis must be allocated to the interests sold using an "equitable apportionment" method, which generally means that the tax basis allocated to the interest sold equals an amount that bears the same relation to the partner's tax basis in his entire interest in the partnership as the value of the interest sold bears to the value of the partner's entire interest in the partnership. Treasury Regulations under Section 1223 of the Internal Revenue Code allow a selling unitholder who can identify common units transferred with an ascertainable holding period to elect to use the actual holding period of the common units transferred. Thus, according to the ruling discussed above, a common unitholder will be unable to select high or low basis common units to sell as would be the case with corporate stock, but, according to the Treasury Regulations, he may designate specific common units sold for purposes of determining the holding period of units transferred. A unitholder electing to use the actual holding period of common units transferred must consistently use that identification method for all subsequent sales or exchanges of common units. A unitholder considering the purchase of additional units or a sale of common units purchased in separate transactions is urged to consult his tax advisor as to the possible consequences of this ruling and application of the Treasury Regulations.

        Specific provisions of the Internal Revenue Code affect the taxation of some financial products and securities, including partnership interests, by treating a taxpayer as having sold an "appreciated" partnership interest, one in which gain would be recognized if it were sold, assigned or terminated at its fair market value, if the taxpayer or related persons enter(s) into:

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  a short sale;

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  an offsetting notional principal contract; or

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  a futures or forward contract;

in each case, with respect to the partnership interest or substantially identical property.

        Moreover, if a taxpayer has previously entered into a short sale, an offsetting notional principal contract or a futures or forward contract with respect to the partnership interest, the taxpayer will be treated as having sold that position if the taxpayer or a related person then acquires the partnership interest or substantially identical property. The Secretary of the Treasury is also authorized to issue regulations that treat a taxpayer that enters into transactions or positions that have substantially the same effect as the preceding transactions as having constructively sold the financial position.

  Allocations Between Transferors and Transferees

        In general, our taxable income and losses will be determined annually, will be prorated on a monthly basis and will be subsequently apportioned among the unitholders in proportion to the number of units owned by each of them as of the opening of the applicable exchange on the first business day of the month, which we refer to in this prospectus as the "Allocation Date." However, gain or loss realized on a sale or other disposition of our assets other than in the ordinary course of business will be allocated among the unitholders on the Allocation Date in the month in which that gain or loss is recognized. As a result, a unitholder transferring units may be allocated income, gain, loss and deduction realized after the date of transfer.

        Although simplifying conventions are contemplated by the Internal Revenue Code and most publicly traded partnerships use similar simplifying conventions, the use of this method may not be permitted under existing Treasury Regulations as there is no direct or indirect controlling authority on this issue. The Department of the Treasury and the IRS have issued proposed Treasury Regulations that provide a safe harbor pursuant to which a publicly traded partnership may use a similar monthly simplifying convention to allocate tax items among transferor and transferee unitholders, although such tax items must be prorated on a daily basis. Existing publicly traded partnerships are entitled to rely on these proposed Treasury Regulations; however, they are not binding on the IRS and are subject to change until final Treasury Regulations are issued. Accordingly, Latham & Watkins LLP is unable to opine on the validity of this method of allocating income and deductions between transferor and transferee unitholders because the issue has not been finally resolved by the IRS or the courts. If this method is not allowed under the Treasury Regulations, or only applies to transfers of less than all of the unitholder's interest, our taxable income or losses might be reallocated among the unitholders. We are authorized to revise our method of allocation between transferor and transferee unitholders, as well as unitholders whose interests vary during a taxable year, to conform to a method permitted under future Treasury Regulations. A unitholder who owns units at any time during a quarter and who disposes of them prior to the record date set for a cash distribution for that quarter will be allocated items of our income, gain, loss and deductions attributable to that quarter through the month of disposition but will not be entitled to receive that cash distribution.

  Notification Requirements

        A unitholder who sells any of his units is generally required to notify us in writing of that sale within 30 days after the sale (or, if earlier, January 15 of the year following the sale). A purchaser of units who purchases units from another unitholder is also generally required to notify us in writing of that purchase within 30 days after the purchase. Upon receiving such notifications, we are required to notify the IRS of that transaction and to furnish specified information to the transferor and transferee. Failure to notify us of a purchase may, in some cases, lead to the imposition of penalties. However, these reporting requirements do not apply to a sale by an individual who is a citizen of the United States and who effects the sale or exchange through a broker who will satisfy such requirements.

  Constructive Termination

        We will be considered to have technically terminated our partnership for federal income tax purposes if there is a sale or exchange of 50.0% or more of the total interests in our capital and profits within a twelve-month period. For purposes of determining whether the 50.0% threshold has been met, multiple sales of the same interest will be counted only once. Our technical termination would, among other things, result in the closing of our taxable year for all unitholders, which would result in us filing two tax returns (and our unitholders could receive two Schedules K-1 if relief was not available, as described below) for one fiscal year and could result in a deferral of depreciation deductions allowable in computing our taxable income. In the case of a unitholder reporting on a taxable year other than a fiscal year ending December 31, the closing of our taxable year may also result in more than twelve months of our taxable income or loss being includable in his taxable income for the year of termination. Our termination currently would not affect our classification as a partnership for federal income tax purposes, but instead we would be treated as a new partnership for federal income tax purposes. If treated as a new partnership, we must make new tax elections, including a new election under Section 754 of the Internal Revenue Code, and could be subject to penalties if we are unable to determine that a termination occurred. The IRS has announced a publicly traded partnership technical termination relief program whereby, if a publicly traded partnership that technically terminated requests publicly traded partnership technical termination relief and such relief is granted by the IRS, among other things, the partnership will only have to provide one Schedule K-1 to unitholders for the year notwithstanding two partnership tax years.

 Uniformity of Units

        Because we cannot match transferors and transferees of units, we must maintain uniformity of the economic and tax characteristics of the units to a purchaser of these units. In the absence of uniformity, we may be unable to completely comply with a number of federal income tax requirements, both statutory and regulatory. A lack of uniformity can result from a literal application of Treasury Regulation Section 1.167(c)-1(a)(6). Any non-uniformity could have a negative impact on the value of the units. Please read "—Tax Consequences of Unit Ownership—Section 754 Election." We intend to depreciate the portion of a Section 743(b) adjustment attributable to unrealized appreciation in the value of Contributed Property, to the extent of any unamortized Book-Tax Disparity, using a rate of depreciation or amortization derived from the depreciation or amortization method and useful life applied to the property's unamortized Book-Tax Disparity, or treat that portion as nonamortizable, to the extent attributable to property the common basis of which is not amortizable, consistent with the regulations under Section 743 of the Internal Revenue Code, even though that position may be inconsistent with Treasury Regulation Section 1.167(c)-1(a)(6), which is not expected to directly apply to a material portion of our assets.

        Please read "—Tax Consequences of Unit Ownership—Section 754 Election." To the extent that the Section 743(b) adjustment is attributable to appreciation in value in excess of the unamortized Book-Tax Disparity, we will apply the rules described in the Treasury Regulations and legislative history. If we determine that this position cannot reasonably be taken, we may adopt a depreciation and amortization position under which all purchasers acquiring units in the same month would receive depreciation and amortization deductions, whether attributable to common basis or a Section 743(b) adjustment, based upon the same applicable rate as if they had purchased a direct interest in our assets. If this position is adopted, it may result in lower annual depreciation and amortization deductions than would otherwise be allowable to some unitholders and risk the loss of depreciation and amortization deductions not taken in the year that these deductions are otherwise allowable. This position will not be adopted if we determine that the loss of depreciation and amortization deductions will have a material adverse effect on the unitholders. If we choose not to utilize this aggregate method, we may use any other reasonable depreciation and amortization method to preserve the uniformity of the intrinsic tax characteristics of any units that would not have a material adverse effect on the unitholders. In either case, and as stated above under "—Tax Consequences of Unit Ownership—Section 754 Election," Latham & Watkins LLP has not rendered an opinion with respect to these methods. Moreover, the IRS may challenge any method of depreciating the Section 743(b) adjustment described in this paragraph. If this challenge were sustained, the uniformity of units might be affected, and the gain from the sale of units might be increased without the benefit of additional deductions. Please read "—Disposition of Common Units—Recognition of Gain or Loss."

Tax-Exempt Organizations and Other Investors

        Ownership of units by employee benefit plans, other tax-exempt organizations, non-resident aliens, foreign corporations and other foreign persons raises issues unique to those investors and, as described below to a limited extent, may have substantially adverse tax consequences to them. If you are a tax-exempt entity or a non-United States person, you should consult your tax advisor before investing in our common units. Employee benefit plans and most other organizations exempt from federal income tax, including individual retirement accounts and other retirement plans, are subject to federal income tax on unrelated business taxable income. Virtually all of our income allocated to a unitholder that is a tax-exempt organization will be unrelated business taxable income and will be taxable to it.

        Non-resident aliens and foreign corporations, trusts or estates that own units will be considered to be engaged in business in the United States because of the ownership of units. As a consequence, they will be required to file federal tax returns to report their share of our income, gain, loss or deduction and pay federal income tax at regular rates on their share of our net income or gain. Moreover, under rules applicable to publicly traded partnerships, our quarterly distribution to foreign unitholders will be subject to withholding at the highest applicable effective tax rate. Each foreign unitholder must obtain a taxpayer identification number from the IRS and submit that number to our transfer agent on a Form W-8BEN or applicable substitute form in order to obtain credit for these withholding taxes. A change in applicable law may require us to change these procedures.

        In addition, because a foreign corporation that owns units will be treated as engaged in a United States trade or business, that corporation may be subject to the United States branch profits tax at a rate of 30.0%, in addition to regular federal income tax, on its share of our earnings and profits, as adjusted for changes in the foreign corporation's "United States net equity," that is effectively connected with the conduct of a United States trade or business. That tax may be reduced or eliminated by an income tax treaty between the United States and the country in which the foreign corporate unitholder is a "qualified resident." In addition, this type of unitholder is subject to special information reporting requirements under Section 6038C of the Internal Revenue Code.

        A foreign unitholder who sells or otherwise disposes of a common unit will be subject to United States federal income tax on gain realized from the sale or disposition of that unit to the extent the gain is effectively connected with a United States trade or business of the foreign unitholder. Under a ruling published by the IRS, interpreting the scope of "effectively connected income," a foreign unitholder would be considered to be engaged in a trade or business in the United States by virtue of the United States activities of the partnership, and part or all of that unitholder's gain would be effectively connected with that unitholder's indirect United States trade or business. Moreover, under the Foreign Investment in Real Property Tax Act, a foreign common unitholder generally will be subject to United States federal income tax upon the sale or disposition of a common unit if (i) he owned (directly or constructively applying certain attribution rules) more than 5.0% of our common units at any time during the five-year period ending on the date of such disposition and (ii) 50.0% or more of the fair market value of all of our assets consisted of United States real property interests at any time during the shorter of the period during which such unitholder held the common units or the five-year period ending on the date of disposition. Currently, more than 50.0% of our assets consist of United States real property interests and we do not expect that to change in the foreseeable future. Therefore, foreign unitholders may be subject to federal income tax on gain from the sale or disposition of their units.

Administrative Matters

  Information Returns and Audit Procedures

        We intend to furnish to each unitholder, within 90 days after the close of each calendar year, specific tax information, including a Schedule K-1, which describes his share of our income, gain, loss and deduction for our preceding taxable year. In preparing this information, which will not be reviewed by counsel, we will take various accounting and reporting positions, some of which have been mentioned earlier, to determine each unitholder's share of income, gain, loss and deduction. We cannot assure you that those positions will yield a result that conforms to the requirements of the Internal Revenue Code, Treasury Regulations or administrative interpretations of the IRS. Neither we nor Latham & Watkins LLP can assure prospective unitholders that the IRS will not successfully contend in court that those positions are impermissible. Any challenge by the IRS could negatively affect the value of the units.

        The IRS may audit our federal income tax information returns. Adjustments resulting from an IRS audit may require each unitholder to adjust a prior year's tax liability, and possibly may result in an audit of his return. Any audit of a unitholder's return could result in adjustments not related to our returns as well as those related to our returns.

        Partnerships generally are treated as separate entities for purposes of federal tax audits, judicial review of administrative adjustments by the IRS and tax settlement proceedings. The tax treatment of partnership items of income, gain, loss and deduction are determined in a partnership proceeding rather than in separate proceedings with the partners. The Internal Revenue Code requires that one partner be designated as the "Tax Matters Partner" for these purposes. Our partnership agreement names our general partner as our Tax Matters Partner.

        The Tax Matters Partner has made and will make some elections on our behalf and on behalf of unitholders. In addition, the Tax Matters Partner can extend the statute of limitations for assessment of tax deficiencies against unitholders for items in our returns. The Tax Matters Partner may bind a unitholder with less than a 1.0% profits interest in us to a settlement with the IRS unless that unitholder elects, by filing a statement with the IRS, not to give that authority to the Tax Matters Partner. The Tax Matters Partner may seek judicial review, by which all the unitholders are bound, of a final partnership administrative adjustment and, if the Tax Matters Partner fails to seek judicial review, judicial review may be sought by any unitholder having at least a 1.0% interest in profits or by any group of unitholders having in the aggregate at least a 5.0% interest in profits. However, only one action for judicial review will go forward, and each unitholder with an interest in the outcome may participate. The Tax Matters Partner may select the forum for judicial review, and if the Tax Matters Partner selects the Court of Federal Claims or a District Court, rather than the Tax Court, partners may be required to pay any deficiency asserted by the IRS before judicial review is available.

        A unitholder must file a statement with the IRS identifying the treatment of any item on his federal income tax return that is not consistent with the treatment of the item on our return. Intentional or negligent disregard of this consistency requirement may subject a unitholder to substantial penalties.

  Additional Withholding Requirements

        Withholding taxes may apply to certain types of payments made to "foreign financial institutions" (as specially defined in the Internal Revenue Code) and certain other non-United States entities. Specifically, a 30% withholding tax may be imposed on interest, dividends and other fixed or determinable annual or periodical gains, profits and income from sources within the United States ("FDAP Income"), or gross proceeds from the sale or other disposition of any property of a type which can produce interest or dividends from sources within the United States ("Gross Proceeds") paid to a foreign financial institution or to a "non-financial foreign entity" (as specially defined in the Internal Revenue Code), unless (i) the foreign financial institution undertakes certain diligence and reporting, (ii) the non-financial foreign entity either certifies it does not have any substantial United States owners or furnishes identifying information regarding each substantial United States owner or (iii) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in clause (i) above, it must enter into an agreement with the United States Treasury requiring, among other things, that it undertake to identify accounts held by certain United States persons or United States-owned foreign entities, annually report certain information about such accounts, and withhold 30% on payments to noncompliant foreign financial institutions and certain other account holders.

        These rules generally will apply to payments of FDAP Income made on or after January 1, 2014 and to payments of relevant Gross Proceeds made on or after January 1, 2017. Thus, to the extent we have FDAP Income or Gross Proceeds after these dates that are not treated as effectively connected with a United States trade or business (please read "—Tax-Exempt Organizations and Other Investors"), unitholders who are foreign financial institutions or certain other non-United States entities may be subject to withholding on distributions they receive from us, or their distributive share of our income, pursuant to the rules described above.

        Prospective investors should consult their own tax advisors regarding the potential application of these withholding provisions to their investment in our common units.

  Nominee Reporting

        Persons who hold an interest in us as a nominee for another person are required to furnish to us:

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  the name, address and taxpayer identification number of the beneficial owner and the nominee;

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  whether the beneficial owner is:

  (1)
  a person that is not a United States person;

  (2)
  a foreign government, an international organization or any wholly owned agency or instrumentality of either of the foregoing; or

  (3)
  a tax-exempt entity;

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  the amount and description of units held, acquired or transferred for the beneficial owner; and

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  specific information including the dates of acquisitions and transfers, means of acquisitions and transfers, and acquisition cost for purchases, as well as the amount of net proceeds from dispositions.

        Brokers and financial institutions are required to furnish additional information, including whether they are United States persons and specific information on units they acquire, hold or transfer for their own account. A penalty of $100 per failure, up to a maximum of $1,500,000 per calendar year, is imposed by the Internal Revenue Code for failure to report that information to us. The nominee is required to supply the beneficial owner of the units with the information furnished to us.

  Accuracy-Related Penalties

        An additional tax equal to 20.0% of the amount of any portion of an underpayment of tax that is attributable to one or more specified causes, including negligence or disregard of rules or regulations, substantial understatements of income tax and substantial valuation misstatements, is imposed by the Internal Revenue Code. No penalty will be imposed, however, for any portion of an underpayment if it is shown that there was a reasonable cause for that portion and that the taxpayer acted in good faith regarding that portion.

        For individuals, a substantial understatement of income tax in any taxable year exists if the amount of the understatement exceeds the greater of 10.0% of the tax required to be shown on the return for the taxable year or $5,000 ($10,000 for most corporations). The amount of any understatement subject to penalty generally is reduced if any portion is attributable to a position adopted on the return:

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  for which there is, or was, "substantial authority"; or

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  as to which there is a reasonable basis and the pertinent facts of that position are disclosed on the return.

        If any item of income, gain, loss or deduction included in the distributive shares of unitholders might result in that kind of an "understatement" of income for which no "substantial authority" exists, we must disclose the pertinent facts on our return. In addition, we will make a reasonable effort to furnish sufficient information for unitholders to make adequate disclosure on their returns and to take other actions as may be appropriate to permit unitholders to avoid liability for this penalty. More stringent rules apply to "tax shelters," which we do not believe includes us, or any of our investments, plans or arrangements.

        A substantial valuation misstatement exists if (a) the value of any property, or the adjusted basis of any property, claimed on a tax return is 150.0% or more of the amount determined to be the correct amount of the valuation or adjusted basis, (b) the price for any property or services (or for the use of property) claimed on any such return with respect to any transaction between persons described in Internal Revenue Code Section 482 is 200.0% or more (or 50.0% or less) of the amount determined under Section 482 to be the correct amount of such price, or (c) the net Internal Revenue Code Section 482 transfer price adjustment for the taxable year exceeds the lesser of $5 million or 10.0% of the taxpayer's gross receipts. No penalty is imposed unless the portion of the underpayment attributable to a substantial valuation misstatement exceeds $5,000 ($10,000 for most corporations). If the valuation claimed on a return is 200.0% or more than the correct valuation or certain other thresholds are met, the penalty imposed increases to 40.0%. We do not anticipate making any valuation misstatements.

        In addition, the 20.0% accuracy-related penalty also applies to any portion of an underpayment of tax that is attributable to transactions lacking economic substance. To the extent that such transactions are not disclosed, the penalty imposed is increased to 40.0%. Additionally, there is no reasonable cause defense to the imposition of this penalty to such transactions.

  Reportable Transactions

        If we were to engage in a "reportable transaction," we (and possibly you and others) would be required to make a detailed disclosure of the transaction to the IRS. A transaction may be a reportable transaction based upon any of several factors, including the fact that it is a type of tax avoidance transaction publicly identified by the IRS as a "listed transaction" or that it produces certain kinds of losses for partnerships, individuals, S corporations, and trusts in excess of $2.0 million in any single year, or $4.0 million in any combination of six successive tax years. Our participation in a reportable transaction could increase the likelihood that our federal income tax information return (and possibly your tax return) would be audited by the IRS. Please read "—Administrative Matters—Information Returns and Audit Procedures."

        Moreover, if we were to participate in a reportable transaction with a significant purpose to avoid or evade tax, or in any listed transaction, you may be subject to the following additional consequences:

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  accuracy-related penalties with a broader scope, significantly narrower exceptions, and potentially greater amounts than described above at "—Administrative Matters—Accuracy-Related Penalties";

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  for those persons otherwise entitled to deduct interest on federal tax deficiencies, nondeductibility of interest on any resulting tax liability; and

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  in the case of a listed transaction, an extended statute of limitations.

        We do not expect to engage in any "reportable transactions."

Recent Legislative Developments

        The present federal income tax treatment of publicly traded partnerships, including us, or an investment in our common units may be modified by administrative, legislative or judicial interpretation at any time. For example, from time to time, members of Congress propose and consider substantive changes to the existing federal income tax laws that affect publicly traded partnerships. Any modification to the federal income tax laws and interpretations thereof may or may not be retroactively applied and could make it more difficult or impossible to meet the exception for us to be treated as a partnership for federal income tax purposes. Please read "—Partnership Status". We are unable to predict whether any such changes will ultimately be enacted. However, it is possible that a change in law could affect us, and any such changes could negatively impact the value of an investment in our common units.

 State, Local, Foreign and Other Tax Considerations

        In addition to federal income taxes, you likely will be subject to other taxes, such as state, local and foreign income taxes, unincorporated business taxes, and estate, inheritance or intangible taxes that may be imposed by the various jurisdictions in which we do business or own property or in which you are a resident. Although an analysis of those various taxes is not presented here, each prospective unitholder should consider their potential impact on his investment in us. We will initially own property or do business in all but five states in the continental United States. Many of these states impose an income tax on corporations and other entities. Many of these states also impose a personal income tax on individuals. We may also own property or do business in other jurisdictions in the future. Although you may not be required to file a return and pay taxes in some jurisdictions because your income from that jurisdiction falls below the filing and payment requirement, you will be required to file income tax returns and to pay income taxes in many of these jurisdictions in which we do business or own property and may be subject to penalties for failure to comply with those requirements. In some jurisdictions, tax losses may not produce a tax benefit in the year incurred and may not be available to offset income in subsequent taxable years. Some of the jurisdictions may require us, or we may elect, to withhold a percentage of income from amounts to be distributed to a unitholder who is not a resident of the jurisdiction. Withholding, the amount of which may be greater or less than a particular unitholder's income tax liability to the jurisdiction, generally does not relieve a nonresident unitholder from the obligation to file an income tax return. Amounts withheld will be treated as if distributed to unitholders for purposes of determining the amounts distributed by us. Please read "—Tax Consequences of Unit Ownership—Entity-Level Collections." Based on current law and our estimate of our future operations, our general partner anticipates that any amounts required to be withheld will not be material.

        It is the responsibility of each unitholder to investigate the legal and tax consequences, under the laws of pertinent states, localities and foreign jurisdictions, of his investment in us. Accordingly, each prospective unitholder is urged to consult his own tax counsel or other advisor with regard to those matters. Further, it is the responsibility of each unitholder to file all state, local and foreign, as well as United States federal tax returns, that may be required of him. Latham & Watkins LLP has not rendered an opinion on the state, local or foreign tax consequences of an investment in us.

INVESTMENT IN JP ENERGY PARTNERS LP BY EMPLOYEE BENEFIT PLANS

        An investment in us by an employee benefit plan is subject to additional considerations because the investments of these plans are subject to the fiduciary responsibility and prohibited transaction provisions of ERISA and the restrictions imposed by Section 4975 of the Internal Revenue Code and provisions under any federal, state, local, non-United States or other laws or regulations that are similar to such provisions of the Internal Revenue Code or ERISA, collectively, "Similar Laws." For these purposes the term "employee benefit plan" includes, but is not limited to, qualified pension, profit-sharing and stock bonus plans, Keogh plans, simplified employee pension plans and tax deferred annuities or IRAs or annuities established or maintained by an employer or employee organization, and entities whose underlying assets are considered to include "plan assets" of such plans, accounts and arrangements, collectively, "Employee Benefit Plans." Among other things, consideration should be given to:

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  whether the investment is prudent under Section 404(a)(1)(B) of ERISA and any other applicable Similar Laws;

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  whether in making the investment, the plan will satisfy the diversification requirements of Section 404(a)(1)(C) of ERISA and any other applicable Similar Laws;

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  whether the investment will result in recognition of unrelated business taxable income by the plan and, if so, the potential after-tax investment return. Please read "Material Federal Income Tax Consequences—Tax-Exempt Organizations and Other Investors"; and

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  whether making such an investment will comply with the delegation of control and prohibited transaction provisions of ERISA, the Internal Revenue Code and any other applicable Similar Laws.

        The person with investment discretion with respect to the assets of an Employee Benefit Plan, often called a fiduciary, should determine whether an investment in us is authorized by the appropriate governing instrument and is a proper investment for the plan.

        Section 406 of ERISA and Section 4975 of the Internal Revenue Code prohibit Employee Benefit Plans from engaging, either directly or indirectly, in specified transactions involving "plan assets" with parties that, with respect to the Employee Benefit Plan, are "parties in interest" under ERISA or "disqualified persons" under the Internal Revenue Code unless an exemption is available. A party in interest or disqualified person who engages in a non-exempt prohibited transaction may be subject to excise taxes and other penalties and liabilities under ERISA and the Internal Revenue Code. In addition, the fiduciary of the ERISA plan that engaged in such a non-exempt prohibited transaction may be subject to penalties and liabilities under ERISA and the Internal Revenue Code.

        In addition to considering whether the purchase of common units is a prohibited transaction, a fiduciary should consider whether the Employee Benefit Plan will, by investing in us, be deemed to own an undivided interest in our assets, with the result that our general partner would also be a fiduciary of such Employee Benefit Plan and our operations would be subject to the regulatory restrictions of ERISA, including its prohibited transaction rules, as well as the prohibited transaction rules of the Internal Revenue Code, ERISA and any other applicable Similar Laws.

        The Department of Labor regulations and Section 3(42) of ERISA provide guidance with respect to whether, in certain circumstances, the assets of an entity in which Employee Benefit Plans acquire equity interests would be deemed "plan assets." Under these rules, an entity's assets would not be considered to be "plan assets" if, among other things:

        (a)   the equity interests acquired by the Employee Benefit Plan are publicly offered securities—i.e., the equity interests are widely held by 100 or more investors independent of the issuer and each other, are freely transferable and are registered under certain provisions of the federal securities laws;

        (b)   the entity is an "operating company,"—i.e., it is primarily engaged in the production or sale of a product or service, other than the investment of capital, either directly or through a majority-owned subsidiary or subsidiaries; or

        (c)   there is no significant investment by "benefit plan investors," which is defined to mean that less than 25.0% of the value of each class of equity interest, disregarding any such interests held by our general partner, its affiliates and some other persons, is held generally by Employee Benefit Plans.

        Our assets should not be considered "plan assets" under these regulations because it is expected that the investment will satisfy the requirements in (a) and (b) above. The foregoing discussion of issues arising for employee benefit plan investments under ERISA and the Internal Revenue Code is general in nature and is not intended to be all inclusive, nor should it be construed as legal advice. In light of the serious penalties imposed on persons who engage in prohibited transactions or other violations, plan fiduciaries contemplating a purchase of common units should consult with their own counsel regarding the consequences under ERISA, the Internal Revenue Code and other Similar Laws.

UNDERWRITING

        Barclays Capital Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated are acting as the representatives of the underwriters and the joint book-running managers of this offering. Under the terms of an underwriting agreement, which will be filed as an exhibit to the registration statement relating to this prospectus, each of the underwriters named below has severally agreed to purchase from us the respective number of common units shown opposite its name below:

Underwriters	Number of Common Units
Barclays Capital Inc.
Merrill Lynch, Pierce, Fenner & Smith Incorporated

Total

        The underwriting agreement provides that the underwriters' obligation to purchase the common units depends on the satisfaction of the conditions contained in the underwriting agreement including:

  •
  the obligation to purchase all of the common units offered hereby (other than those common units covered by their option to purchase additional common units as described below), if any of the common units are purchased;

  •
  the representations and warranties made by us to the underwriters are true;

  •
  there is no material change in our business or the financial markets; and

  •
  we deliver customary closing documents to the underwriters.

Commissions and Expenses

        The following table summarizes the underwriting discounts and commissions we will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional common units. The underwriting fee is the difference between the initial price to the public and the amount the underwriters pay to us for the common units.

	No Exercise	Full Exercise
Per common unit	$	$
Total	$	$

        We will pay a structuring fee equal to        % of the gross proceeds from this offering (including any proceeds from the exercise of the option to purchase additional common units) to Barclays Capital Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated for the evaluation, analysis and structuring of our partnership.

        The representatives of the underwriters have advised us that the underwriters propose to offer the common units directly to the public at the public offering price on the cover of this prospectus and to selected dealers, which may include the underwriters, at such offering price less a selling concession not in excess of $            per common unit. After the offering, the representatives may change the offering price and other selling terms. Sales of common units made outside of the United States may be made by affiliates of the underwriters.

        The expenses of the offering that are payable by us are estimated to be $            (excluding underwriting discounts and commissions and structuring fees).

 Option to Purchase Additional Common Units

        We have granted the underwriters an option, exercisable for 30 days after the date of the underwriting agreement, to purchase, from time to time, in whole or in part, up to an aggregate of                        additional common units at the public offering price less underwriting discounts and commissions. This option may be exercised if the underwriters sell more than                        common units in connection with this offering. To the extent that this option is exercised, each underwriter will be obligated, subject to certain conditions, to purchase its pro rata portion of these additional common units based on the underwriter's underwriting commitment in the offering as indicated in the table at the beginning of this Underwriting section.

Lock-Up Agreements

        We, our subsidiaries, our general partner and its affiliates, including Lonestar, and the directors and executive officers of our general partner, have agreed that without the prior written consent of each of Barclays Capital Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated, we and they will not, directly or indirectly, (i) offer for sale, sell, pledge or otherwise dispose of (or enter into any transaction or device that is designed to, or could be expected to, result in the disposition by any person at any time in the future of) any of our common units (including, without limitation, common units that may be deemed to be beneficially owned by us or them in accordance with the rules and regulations of the SEC and common units that may be issued upon exercise of any options or warrants) or securities convertible into or exercisable or exchangeable for common units, (ii) enter into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic consequences of ownership of the common units, (iii) make any demand for or exercise any right or file or cause to be filed a registration statement, including any amendments thereto, with respect to the registration of any common units or securities convertible, exercisable or exchangeable into common units or any of our other securities or (iv) publicly disclose the intention to do any of the foregoing for a period of 180 days after the date of this prospectus.

        These restrictions do not apply to, among other things:

  •
  the sale of common units pursuant to the underwriting agreement;

  •
  issuances of common units by us pursuant to any employee benefit plan in effect as of the date of the underwriting agreement provided that such common units will be subject to the 180-day restricted period; and

  •
  the filing of one or more registration statements on Form S-8 relating to any employee benefit plan in effect as of the date of the underwriting agreement.

        Barclays Capital Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated, in their sole discretion, may release the common units and other securities subject to the lock-up agreements described above in whole or in part at any time with or without notice. When determining whether or not to release common units and other securities from lock-up agreements, Barclays Capital Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated will consider, among other factors, the holder's reasons for requesting the release, the number of common units and other securities for which the release is being requested and market conditions at the time.

        As described below under "Directed Unit Program," any participant in the Directed Unit Program shall be subject to a 180-day lock up with respect to any common units sold to them pursuant to that program. This lock up will have similar restrictions and an identical extension provision as the lock-up agreement described above. Any common units sold in the Directed Unit Program to the directors or officers of our general partner shall be subject to the lock-up agreement described above.

 Offering Price Determination

        Prior to this offering, there has been no public market for our common units. The initial public offering price will be negotiated between the representatives and us. In determining the initial public offering price of our common units, the representatives will consider:

  •
  the history and prospects for the industry in which we compete,

  •
  our financial information,

  •
  the ability of our management and our business potential and earning prospects;

  •
  the prevailing securities markets at the time of this offering; and

  •
  the recent market prices of, and the demand for, publicly-traded common units of generally comparable companies.

Indemnification

        We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act and liabilities incurred in connection with the Directed Unit Program referred to below, and to contribute to payments that the underwriters may be required to make for these liabilities.

Directed Unit Program

        At our request, the underwriters have reserved for sale at the initial public offering price up to        % of the common units offered hereby for officers, directors, employees and certain other persons associated with us and our general partner. The number of common units available for sale to the general public will be reduced to the extent such persons purchase such reserved common units. Any reserved common units not so purchased will be offered by the underwriters to the general public on the same basis as the other common units offered hereby. Any participants in this program shall be prohibited from selling, pledging or assigning any common units sold to them pursuant to this program for a period of 180 days after the date of this prospectus.

Stabilization, Short Positions and Penalty Bids

        The representatives may engage in stabilizing transactions, short sales and purchases to cover positions created by short sales, and penalty bids or purchases for the purpose of pegging, fixing or maintaining the price of the common units, in accordance with Regulation M under the Exchange Act.

  •
  Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

  •
  A short position involves a sale by the underwriters of common units in excess of the number of common units the underwriters are obligated to purchase in the offering, which creates the syndicate short position. This short position may be either a covered short position or a naked short position. In a covered short position, the number of common units involved in the sales made by the underwriters in excess of the number of common units they are obligated to purchase is not greater than the number of common units that they may purchase by exercising their option to purchase additional common units. In a naked short position, the number of common units involved is greater than the number of common units in their option to purchase additional common units. The underwriters may close out any short position by either exercising their option to purchase additional common units and/or purchasing common units in the open market. In determining the source of common units to close out the short position, the underwriters will consider, among other things, the price of common units available for purchase in the open market as compared to the price at which they may purchase common units through their option to purchase additional common units. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the common units in the open market after pricing that could adversely affect investors who purchase in the offering.

  •
  Syndicate covering transactions involve purchases of the common units in the open market after the distribution has been completed in order to cover syndicate short positions.

  •
  Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common units originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

        These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common units or preventing or retarding a decline in the market price of the common units. As a result, the price of the common units may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the NYSE or otherwise and, if commenced, may be discontinued at any time.

        Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common units. In addition, neither we nor any of the underwriters make representation that the representatives will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

Electronic Distribution

        A prospectus in electronic format may be made available on the Internet sites or through other online services maintained by one or more of the underwriters and/or selling group members participating in this offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the particular underwriter or selling group member, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of common units for sale to online brokerage account holders. Any such allocation for online distributions will be made by the representatives on the same basis as other allocations.

        Other than the prospectus in electronic format, the information on any underwriter's or selling group member's web site and any information contained in any other web site maintained by an underwriter or selling group member is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or any underwriter or selling group member in its capacity as underwriter or selling group member and should not be relied upon by investors.

New York Stock Exchange

        We intend to apply to list our common units on the New York Stock Exchange under the symbol "JPEP." The underwriters have undertaken to sell the minimum number of common units to the minimum number of beneficial owners necessary to meet the New York Stock Exchange listing requirements for trading.

Discretionary Sales

        The underwriters have informed us that they do not intend to confirm sales to discretionary accounts that exceed 5% of the total number of common units offered by them.

 Stamp Taxes

        If you purchase common units offered in this prospectus, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus.

Relationships

        Certain of the underwriters and/or their affiliates have in the past and may in the future perform investment banking, commercial banking, advisory and other services for us and our affiliates from time to time for which they have received, and may in the future receive, customary fees and expenses.

        In addition, in the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and instruments of ours or our affiliates. The underwriters and their respective affiliates may also make investment recommendations or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long or short positions in such securities and instruments.

        An affiliate of Merrill Lynch, Pierce, Fenner & Smith Incorporated is a lender under our existing revolving credit facility.

FINRA

        Because the Financial Industry Regulatory Authority, Inc., or FINRA, views the common units offered hereby as interests in a direct participation program, the offering is being made in compliance with Rule 2310 of the FINRA Rules. Investor suitability with respect to the common units should be judged similarly to the suitability with respect to other securities that are listed for trading on a national securities exchange.

Selling Restrictions

  European Economic Area

        This prospectus has been prepared on the basis that the transactions contemplated by this prospectus in any Member State of the European Economic Area which has implemented the Prospectus Directive (each, a "Relevant Member State") (other than Germany) will be made pursuant to an exemption under the Prospectus Directive from the requirement to publish a prospectus for offers of securities. Accordingly, any person making or intending to make any offer in that Relevant Member State of the securities which are the subject of the transactions contemplated by this prospectus, may only do so in circumstances in which no obligation arises for us or any of the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Directive in relation to such offer. Neither we nor any of the underwriters have authorized, nor do they authorize, the making of any offer of securities or any invitation relating thereto in circumstances in which an obligation arises for us or any of the underwriters to publish a prospectus for such offer or invitation.

        In relation to each Relevant Member State, other than Germany, with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the "Relevant Implementation Date"), no offer to the public of the securities subject to this supplement has been or will be made in that Relevant Member State other than:

  (a)
  to any legal entity which is a qualified investor as defined in the Prospectus Directive ("Qualified Investors");

  (b)
  to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than Qualified Investors), as permitted under the Prospectus Directive subject to obtaining our prior consent for any such offer; or

  (c)
  in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer or invitation shall require us or any of the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

        For the purposes of this provision, the expression an "offer to the public" means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase the securities, as the same may be further defined in that Relevant Member State by any measure implementing the Prospectus Directive in that Member State. The expression "Prospectus Directive" means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in each Relevant Member State, and the expression "2010 Amending Directive" means Directive 2010/73/EU.

        We have not authorized and do not authorize the making of any offer of securities through any financial intermediary on their behalf, other than offers made by the underwriters with a view to the final placement of the securities as contemplated in this prospectus. Accordingly, no purchaser of the securities, other than the underwriters, is authorized to make any further offer of the securities on behalf of us or the underwriters.

  United Kingdom

        We may constitute a "collective investment scheme" as defined by section 235 of the Financial Services and Markets Act 2000 ("FSMA") that is not a "recognised collective investment scheme" for the purposes of FSMA ("CIS") and that has not been authorised or otherwise approved. As an unregulated scheme, it cannot be marketed in the United Kingdom to the general public, except in accordance with FSMA. This prospectus is only being distributed in the United Kingdom to, and are only directed at (i) investment professionals falling within the description of persons in Article 14(5) of the Financial Services and Markets Act 2000 (Promotion of Collective Investment Schemes) Order 2001, as amended (the "CIS Promotion Order") or Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the "Financial Promotion Order") or (ii) high net worth companies and other persons falling with Article 22(2)(a) to (d) of the CIS Promotion Order or Article 49(2)(a) to (d) of the Financial Promotion Order, or (iii) to any other person to whom it may otherwise lawfully be made, (all such persons together being referred to as "relevant persons"). Our common units are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such common units will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this prospectus or any of its contents.

  Switzerland

        The distribution of our common units in Switzerland will be exclusively made to, and directed at, regulated qualified investors ("Regulated Qualified Investors"), as defined in Article 10(3)(a) and (b) of the Swiss Collective Investment Schemes Act of 23 June 2006, as amended ("CISA"). Accordingly, we have not, and will not be, registered with the Swiss Financial Market Supervisory Authority ("FINMA") and no Swiss representative or paying agent has been or will be appointed for us in Switzerland. This prospectus and/or any other offering materials relating to our common units may be made available in Switzerland solely to Regulated Qualified Investors.

  Germany

        This prospectus has not been prepared in accordance with the requirements for a securities or sales prospectus under the German Securities Prospectus Act (Wertpapierprospektgesetz), the German Asset Investment Act (Vermögensanlagengesetz), or the German Investment Act (Investmentgesetz). Neither the German Federal Financial Services Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht—BaFin) nor any other German authority has been notified of the intention to distribute our common units in Germany. Consequently, our common units may not be distributed in Germany by way of public offering, public advertisement or in any similar manner and this prospectus and any other document relating to the offering, as well as information or statements contained therein, may not be supplied to the public in Germany or used in connection with any offer for subscription of our common units to the public in Germany or any other means of public marketing. Our common units are being offered and sold in Germany only to qualified investors which are referred to in Section 3, paragraph 2 no. 1 in connection with Section 2 no. 6 of the German Securities Prospectus Act, Section 2 no. 4 of the German Asset Investment Act, and in Section 2 paragraph 11 sentence 2 no.1 of the German Investment Act. This prospectus is strictly for use of the person who has received it. It may not be forwarded to other persons or published in Germany.

        The offering does not constitute an offer to sell or the solicitation or an offer to buy our common units in any circumstances in which such offer or solicitation is unlawful.

  Netherlands

        Our common units may not be offered or sold, directly or indirectly, in the Netherlands, other than to qualified investors (gekwalificeerde beleggers) within the meaning of Article 1:1 of the Dutch Financial Supervision Act (Wet op het financieel toezicht).

  Hong Kong

        Our common units may not be offered or sold in Hong Kong by means of this prospectus or any other document other than to (a) professional investors as defined in the Securities and Futures Ordinance of Hong Kong (Cap. 571, Laws of Hong Kong) ("SFO") and any rules made under the SFO or (b) in other circumstances which do not result in this prospectus being deemed to be a "prospectus," as defined in the Companies Ordinance of Hong Kong (Cap. 32, Laws of Hong Kong) ("CO"), or which do not constitute an offer to the public within the meaning of the CO or the SFO; and no person has issued or had in possession for the purposes of issue, or will issue or has in possession for the purposes of issue, whether in Hong Kong or elsewhere, any advertisement, invitation or document relating to our common units which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to our common units which are or are intended to be disposed of only to persons outside Hong Kong or only to professional investors as defined in the SFO.

VALIDITY OF THE COMMON UNITS

        The validity of our common units will be passed upon for us by Latham & Watkins LLP, Houston, Texas. Certain legal matters in connection with our common units offered hereby will be passed upon for the underwriters by Andrews Kurth LLP, Houston, Texas.

EXPERTS

        The consolidated financial statements of JP Energy Partners LP as of December 31, 2012 and December 31, 2011 and for each of the two years in the period ended December 31, 2012 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

        The consolidated financial statements of Falco Energy Transportation, LLC as of July 19, 2012 and December 31, 2011 and for the period from January 1, 2012 to July 19, 2012 and for the year ended December 31, 2011 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

INDEPENDENT AUDITORS

        The financial statements of Heritage Propane Express, LLC as of June 6, 2012 and December 31, 2011 and for the period from January 1, 2012 to June 6, 2012 and the year ended December 31, 2011, included in this prospectus and elsewhere in the registration statement have been so included in reliance upon the report of Grant Thornton LLP, independent certified public accountants, upon the authority of said firm as experts in accounting and auditing.

        The financial statements of Parnon Storage Inc. as of and for the years ended March 31, 2011 and 2012, have been included herein in reliance upon the report of Travis Wolff, LLP, independent auditors, appearing elsewhere herein, and upon the authority of said firm as experts in auditing and accounting.

        The combined financial statements of Caddo Mills Pipeline Terminal of Truman Arnold Companies and Arkansas Terminaling and Trading, Inc. as of and for the year ended December 31, 2011 and as of and for the period from January 1, 2012 through November 27, 2012, have been included herein in reliance upon the report of Travis Wolff, LLP, independent auditors, appearing elsewhere herein, and upon the authority of said firm as experts in auditing and accounting.

CHANGE IN ACCOUNTING FIRM

        On August 8, 2012, we retained PricewaterhouseCoopers LLP as our independent registered public accounting firm. Our previous independent accounting firm was Weaver and Tidwell, L.L.P. The decision to dismiss Weaver and Tidwell, L.L.P. and appoint PricewaterhouseCoopers LLP was approved by our general partner's board of directors on August 8, 2012.

        The reports of Weaver and Tidwell, L.L.P. on our consolidated financial statements for each of the two fiscal years prior to its dismissal did not contain any adverse opinion or disclaimer of opinion, nor were such reports qualified or modified as to uncertainty, audit scope or accounting principles. We had no disagreements with Weaver and Tidwell, L.L.P. on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to its satisfaction, would have caused Weaver and Tidwell, L.L.P. to make reference in connection with its opinion to the subject matter of the disagreement during its audits for each of the two fiscal years prior to its dismissal or the subsequent interim period through August 8, 2012. During the two most recent fiscal years preceding Weaver and Tidwell, L.L.P.'s dismissal, and the subsequent interim period through August 8, 2012, there were no "reportable events" as such term is defined in Item 304(a)(1)(v) of Regulation S-K.

        During the two years ended December 31, 2011 and through the period ended August 8, 2012, we did not consult with PricewaterhouseCoopers LLP on matters that involved the application of accounting principles to a specified transaction, either completed or proposed, the type of audit opinion that might be rendered on our financial statements or any other matter that was the subject of a disagreement as that term is used in Item 304 (a)(1)(iv) of Regulation S-K and the related instructions to Item 304 of Regulation S-K or a reportable event as that term is used in Item 304(a)(1)(v) and the related instructions to Item 304 of Regulation S-K.

        We have provided Weaver and Tidwell, L.L.P. with a copy of the foregoing disclosure and have requested that Weaver and Tidwell, L.L.P. furnish us with a letter addressed to the SEC stating whether or not Weaver and Tidwell, L.L.P. agrees with the above statements and, if not, stating the respects in which it does not agree. A copy of the letter from Weaver and Tidwell, L.L.P. is filed as an exhibit to the registration statement of which this prospectus is a part.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

        We have filed with the SEC a registration statement on Form S-1 regarding our common units. This prospectus does not contain all of the information found in the registration statement. For further information regarding us and the common units offered by this prospectus, you may desire to review the full registration statement, including its exhibits and schedules, filed under the Securities Act. The registration statement of which this prospectus forms a part, including its exhibits and schedules, may be inspected and copied at the public reference room maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Copies of the materials may also be obtained from the SEC at prescribed rates by writing to the public reference room maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330.

        The SEC maintains a website on the internet at http://www.sec.gov. Our registration statement, of which this prospectus constitutes a part, can be downloaded from the SEC's website and can also be inspected and copied at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

        Upon completion of this offering, we will file with or furnish to the SEC periodic reports and other information. These reports and other information may be inspected and copied at the public reference facilities maintained by the SEC or obtained from the SEC's website as provided above. Our website on the Internet is located at www.                                                 .com and we will make our periodic reports and other information filed with or furnished to the SEC available, free of charge, through our website, as soon as reasonably practicable after those reports and other information are electronically filed with or furnished to the SEC. Information on our website or any other website is not incorporated by reference into this prospectus and does not constitute a part of this prospectus.

        We intend to furnish or make available to our unitholders annual reports containing our audited financial statements and furnish or make available to our unitholders quarterly reports containing our unaudited interim financial information, including the information required by Form 10-Q, for the first three fiscal quarters of each fiscal year.

FORWARD-LOOKING STATEMENTS

        Some of the information in this prospectus may contain forward-looking statements. These statements can be identified by the use of forward-looking terminology including "may," "believe," "will," "expect," "anticipate," "estimate," "continue," or other similar words. These statements discuss future expectations, contain projections of results of operations or of financial condition, or state other "forward-looking" information. These forward-looking statements involve risks and uncertainties. When considering these forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this prospectus. The risk factors and other factors noted throughout this prospectus could cause our actual results to differ materially from those contained in any forward-looking statement.

INDEX TO FINANCIAL STATEMENTS

JP Energy Partners LP Unaudited Pro Forma Combined Consolidated Financial Statements
Introduction	F-2
Unaudited Pro Forma Combined Consolidated Statement of Operations for the Year Ended December 31, 2012	F-5
Unaudited Pro Forma Combined Consolidated Statement of Operations for the Three Months Ended March 31, 2013	F-6
Unaudited Pro Forma Combined Consolidated Balance Sheet as of March 31, 2013	F-7
Notes to Unaudited Pro Forma Combined Consolidated Financial Statements	F-8
JP Energy Partners LP
Unaudited Condensed Consolidated Balance Sheets as of March 31, 2013 and December 31, 2012	F-12
Unaudited Condensed Consolidated Statements of Operations for the Three Months Ended March 31, 2012 and 2013	F-13
Unaudited Condensed Consolidated Statements of Partners' Capital for the Three Months Ended March 31, 2013	F-14
Unaudited Condensed Consolidated Statements of Cash Flows for the Three Months Ended March 31, 2012 and 2013	F-15
Notes to Unaudited Condensed Consolidated Financial Statements	F-16
Report of Independent Registered Public Accounting Firm	F-27
Consolidated Balance Sheets as of December 31, 2011 and 2012	F-28
Consolidated Statements of Operations for the Years Ended December 31, 2011 and 2012	F-29
Consolidated Statements of Partners' Capital for the Years Ended December 31, 2011 and 2012	F-30
Consolidated Statements of Cash Flows for the Years Ended December 31, 2011 and 2012	F-31
Notes to Consolidated Financial Statements	F-32
Caddo Mills Pipeline Terminal of Truman Arnold Companies & Arkansas Terminaling and Trading, Inc.
Independent Auditor's Report	F-70
Combined Balance Sheets as of November 27, 2012 and December 31, 2011	F-71
Combined Statements of Income for the Period ended November 27, 2012 and Year Ended December 31, 2011	F-72
Combined Statements of Changes in Stockholders' Equity and Parent Company's Investment for the Period Ended November 27, 2012 and Year Ended December 31, 2011	F-73
Combined Statements of Cash Flows for the Period Ended November 27, 2012 and Year Ended December 31, 2011	F-74
Notes to Combined Financial Statements	F-75
Falco Energy Transportation, LLC
Report of Independent Auditors	F-83
Consolidated Balance Sheets as of July 19, 2012 and December 31, 2011	F-84
Consolidated Statements of Operations for the Period from January 1, 2012 to July 19, 2012 and Year Ended December 31, 2011	F-85
Consolidated Statements of Charges of Members' Capital for the Period Ended July 19, 2012	F-86
Consolidated Statements of Cash Flows for the Period From January 1, 2012 to July 19, 2012 and Year Ended December 31, 2011	F-87
Notes to Consolidated Financial Statements	F-88
Heritage Propane Express, LLC
Report of Certified Public Accountants	F-98
Balance Sheets as of June 6, 2012 and December 31, 2011	F-99
Statements of Operations for the Period from January 1, 2012 to June 6, 2012 and Year Ended December 31, 2011	F-100
Statements of Parents' Equity in Division for the Period Ended June 6, 2012	F-101
Statements of Cash Flows for the Period From January 1, 2012 to June 6, 2012 and Year Ended December 31, 2011	F-102
Notes to Financial Statements	F-103
Parnon Storage Inc.
Independent Auditor's Report	F-118
Balance Sheets as of March 31, 2011 and 2012 and June 30, 2012 (unaudited)	F-119
Statements of Income for the Years Ended March 31, 2011 and 2012 and for the Three Months Ended June 30, 2011 and 2012 (unaudited)	F-120
Statement of Shareholders' Equity at June 30, 2012 (unaudited) and March 31, 2012	F-121
Statements of Cash Flows for the Years Ended March 31, 2011 and 2012 and for the Three Months Ended March 31, 2011 and 2012 (unaudited)	F-122
Notes to Financial Statements	F-123

JP ENERGY PARTNERS LP
UNAUDITED PRO FORMA COMBINED CONSOLIDATED FINANCIAL STATEMENTS

        The following unaudited pro forma combined consolidated financial statements consist of JP Energy Partners LP's (the "Partnership," "us" or "our") unaudited pro forma combined consolidated statements of operations for the three months ended March 31, 2013 and for the year ended December 31, 2012, and an unaudited pro forma combined consolidated balance sheet as of March 31, 2013. The unaudited pro forma combined consolidated financial statements have been derived by application of pro forma adjustments to our historical financial statements included elsewhere in this prospectus.

        The unaudited pro forma combined consolidated statement of operations for the three months ended March 31, 2013 presents the pro forma effects of the transactions described below under "—Pro Forma Combined Consolidated Statement of Operations" as if such recapitalization transactions, including the initial public offering of common units representing limited partner interests (the "Offering"), had occurred on January 1, 2012. The unaudited pro forma combined consolidated balance sheet as of March 31, 2013 presents the pro forma effects of the recapitalization transactions described below under "—Pro Forma Combined Consolidated Balance Sheet," as if such recapitalization transactions had occurred on March 31, 2013. The unaudited pro forma combined consolidated statement of operations for the year ended December 31, 2012 presents the pro forma effects of (i) the acquisitions of Heritage Propane Express, LLC ("HPX"), Falco Energy Transportation, LLC and its subsidiaries ("FET"), Parnon Storage, LLC ("Parnon") and two refined petroleum products pipeline terminals acquired from Truman Arnold Companies ("TAC") (all of which were completed during the year ended December 31, 2012 and which are collectively referred to herein as the "Acquisitions") as if each had occurred on January 1, 2012 and (ii) the recapitalization transactions, including the Offering, as if they occurred on January 1, 2012.

        Our unaudited pro forma combined consolidated financial statements have been prepared to reflect adjustments to our historical financial statements that are (1) directly attributable to the pro forma transactions; (2) factually supportable; and (3) with respect to the unaudited pro forma combined consolidated statements of operations, expected to have a continuing impact on our results. The unaudited pro forma combined consolidated financial statements do not include non-recurring items, including but not limited to Offering-related legal and advisory fees. The unaudited pro forma combined consolidated financial statements assume the underwriters will not exercise their option to purchase additional common units and reflects the impact of the acquisitions and recapitalization transactions which comprise the following:

Pro Forma Combined Consolidated Balance Sheet

        Our unaudited pro forma combined consolidated balance sheet has been derived from our unaudited historical condensed consolidated balance sheet as of March 31, 2013. The "Pro Forma Adjustments" column in our unaudited pro forma combined consolidated balance sheet contains the adjustments that we believe are appropriate to give effect to the recapitalization transactions, including the Offering, as if they had occurred as of March 31, 2013. Please read "—Note 2. Pro Forma Adjustments and Assumptions." The recapitalization transactions include:

  •
  an aggregate of 1,136,364 Series A preferred units, Series B preferred units and Series C preferred units (collectively, the "Preferred Units") held by Lonestar Midstream Holdings, LLC, or Lonestar, will automatically convert into                        subordinated units representing a         % interest in us, and Lonestar will continue to own                        preferred units representing a        % interest in us (the "Remaining Preferred Units");

  •
  an aggregate of 10,723,633 Class A common units, Class B common units and Class C common units (collectively, the "Existing Common Units") held by the owners of each such

    class will automatically convert into                        subordinated units representing a        % interest in us, with                        Existing Common Units remaining representing a         % interest in us (the "Remaining Existing Common Units");

  •
  the Remaining Preferred Units will automatically convert into                        common units representing a        % interest in us;

  •
  the Remaining Existing Common Units will automatically convert into                        common units representing a         % interest in us;

  •
  the 45 general partner units in us held by our general partner will be recharacterized as a non-economic general partner interest in us;

  •
  issuance of                                    common units to the public in this Offering;

  •
  entry into an amended and restated revolving credit facility;

  •
  the use of net proceeds from this Offering and from the borrowings under our amended and restated revolving credit facility for the purposes set forth in "Use of Proceeds;" and

  •
  other adjustments described in the notes to this section.

Pro Forma Combined Consolidated Statement of Operations

        The unaudited pro forma combined consolidated statement of operations for the three months ended March 31, 2013 has been derived from our unaudited condensed historical consolidated statement of operations for the three months ended March 31, 2013 included elsewhere in this prospectus. The unaudited pro forma combined consolidated statement of operations for the year ended December 31, 2012 has been derived from (i) our audited historical consolidated statement of operations for the year ended December 31, 2012 and (ii) the audited historical financial statements of HPX, FET, Parnon and TAC, in each case included elsewhere in this prospectus.

        The "Pro Forma Adjustments" column in our unaudited pro forma combined consolidated statements of operations contains the adjustments that we believe are appropriate to present the acquisitions and recapitalization transactions, including the offering, on a pro forma basis as if they occurred on January 1, 2012. Please read "—Note 2. Pro Forma Adjustments and Assumptions." These adjustments include, among other things, the following:

  •
  adjustments in interest expense due to (i) the reversal of pre-acquisition debt that was paid in connection with the acquisitions, (ii) additional interest associated with the debt incurred to finance such acquisitions and (iii) interest expense resulting from refinancing such debt as a part of the Offering:

  •
  adjustments in depreciation and amortization expense due to a new fair value basis of assets as if this assets had been acquired on January 1, 2012; and

  •
  other adjustments described in the notes to this section.

        The incremental impact of the stand-alone public company costs and non-recurring transition costs, all of which are described below, are not reflected in the unaudited pro forma combined consolidated financial statements.

        The unaudited pro forma combined consolidated financial statements do not reflect the pro forma effect of any of our other recent acquisitions discussed in this prospectus, as they were granted relief from the requirements of Rule 3-05 or deemed not significant.

        The unaudited pro forma combined consolidated financial statements have been prepared in accordance with the acquisition method of accounting under existing United States generally accepted accounting principles, or GAAP standards, and the regulations of the United States Securities and Exchange Commission ("SEC"), and is not necessarily indicative of the financial position or results of operations that would have occurred if the Acquisitions and the recapitalization transactions had been completed on the dates indicated, nor is it indicative of the consolidated future operating results or financial position of JP Energy Partners LP. Assumptions and estimates underlying the pro forma adjustments are described in the accompanying notes, which should be read in connection with the unaudited pro forma combined consolidated financial statements. The accounting for the Acquisitions is dependent upon certain valuations and other studies that have not yet progressed to a stage where there is sufficient information for a definitive measurement. Due to the fact that the unaudited pro forma combined consolidated financial statements have been prepared based upon preliminary estimates, the final amounts recorded for the Acquisitions may differ materially from the information presented. These estimates are subject to change pending further review of the assets acquired and liabilities assumed.

Stand-Alone Public Company Costs

        Upon completion of this Offering, we anticipate incurring incremental selling, general and administrative expenses of approximately $3.7 million per year as a result of becoming a publicly traded partnership, including expenses associated with annual and quarterly reporting; tax return and Schedule K-1 preparation and distribution expenses; Sarbanes-Oxley compliance expenses; expenses associated with listing on the NYSE; independent auditor fees; legal fees; investor relations expenses; registrar and transfer agent fees; director and officer liability insurance expenses; and director compensation. The unaudited pro forma combined consolidated financial statements do not reflect these incremental selling, general and administrative expenses.

Non-Recurring Transaction Costs

        The unaudited pro forma combined consolidated statements of operations also exclude certain non-recurring items that we expect to incur in connection with the pro forma transactions, including costs related to legal, accounting, and consulting services. We have incurred costs totaling approximately $0.8 million for transaction-related services during the year ended December 31, 2012 and no costs for the three months ended March 31, 2013.

        "Unaudited Pro Forma Combined Consolidated Financial Statements" and the related notes should be read in conjunction with "Use of Proceeds," "Capitalization," "Selected Historical and Pro Forma Combined Consolidated Financial and Operating Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Certain Relationships and Related Party Transactions," and our audited and unaudited consolidated financial statements and the related notes included elsewhere in this prospectus.

JP Energy Partners LP

Unaudited Pro Forma Combined Consolidated Statement of Operations

Year Ended December 31, 2012

(in thousands)

		For the period ended June 6, 2012	For the period ended July 19, 2012	For the period ended July 31, 2012	For the period ended November 27, 2012
	JP Energy Partners LP Historical					Pro Forma Adjustments		Pro Forma As Adjusted
		HPX	Falco	Parnon	TAC
Total revenue	$150,898	$24,862	$22,966	$10,865	$20,413	$(2,465	)(a)		$227,539
Cost and expenses:
Cost of sales, excluding depreciation and amortization	89,537	12,505	18,065	—	2,478	—			122,585
Operating expenses	25,635	11,640	2,318	1,205	2,451	—			43,249
General and administrative	22,503	285	1,387	567	647	(770	)(b)		24,344
						(275	)(c)
Depreciation and amortization	14,384	2,185	1,378	967	1,458	6,796	(d)		27,168
Loss (gain) on disposal of assets	482	445	(32)	—	—	—			895

Income (loss) from operations	(1,643)	(2,198)	(150)	8,126	13,379	(8,216)			9,298
Other income (expense):
Interest expense	(3,393)	(11)	(315)	(1,154)	—	1,280	(e)		(3,593)
Other income (expense), net	(184)	—	(172)	—	13	—			(343)

Income (loss) before income tax	(5,220)	(2,209)	(637)	6,972	13,392	(6,936)			5,362
Income tax expense	(222)	(15)	(44)	(2,625)	(4,999)	7,639	(f)		(266)

Net income (loss)	$(5,442)	$(2,224)	$(681)	$4,347	$8,393	$703			$5,096

General partners' interest in pro forma net income (loss)								$
Common unitholders' interest in pro forma net income (loss)								$
Pro forma net income per common unit								$
Weighted average number of limited partner units oustanding
Common units
Subordinated units

See accompanying notes to the unaudited pro forma combined consolidated statement of operations

JP Energy Partners LP

Unaudited Pro Forma Combined Consolidated Statement of Operations

Three Months Ended March 31, 2013

(in thousands)

	JP Energy Partners LP Historical	Pro Forma Adjustments		Pro Forma As Adjusted
Total revenue	$68,887	$			$68,887
Cost and expenses:
Cost of sales, excluding depreciation and amortization	37,069				37,069
Operating expenses	11,275				11,275
General and administrative	7,827				7,827
Depreciation and amortization	7,510				7,510
Loss on disposal of assets	203				203

Income from operations	5,003				5,003
Other income (expense):
Interest expense	(1,814)		(e)		(1,814)
Other income (expense), net	113				113

Income before income tax	3,302				3,302
Income tax expense	(160)				(160)

Net income	$3,142	$			$3,142

General partners' interest in pro forma net income (loss)				$
Common unitholders' interest in pro forma net income (loss)				$
Pro forma net income per common unit				$
Weighted average number of limited partner units oustanding
Common units
Subordinated units

See accompanying notes to the unaudited pro forma combined consolidated statement of operations

JP Energy Partners LP

Unaudited Pro Forma Combined Consolidated Balance Sheet

As of March 31, 2013

(in thousands)

	JP Energy Partners LP Historical	Pro Forma Adjustments		Pro Forma As Adjusted
ASSETS
Current assets
Cash and cash equivalents	$7,412	$	(g)	$7,412
			(h)
			(h)
			(i)
			(j)
Accounts receivable, net	22,463			22,463
Receivables from related parties	4,494			4,494
Inventory	5,491			5,491
Prepaid expenses and other current assets	6,138			6,138

Total current assets	45,998			45,998
Non-current assets
Property, plant and equipment, net	176,962			176,962
Goodwill	125,315			125,315
Intangible assets, net	104,922			104,922
Other non-current assets, net	3,117		(h)	3,117

Total non-current assets	410,316			410,316

Total assets	$456,314	$		$456,314

LIABILITIES AND PARTNERS' CAPITAL
Current liabilities
Accounts payable	$8,747	$		$8,747
Accrued liabilities	8,852		(h)	8,852
Capital leases and short-term debt	2,650			2,650
Customer deposits and advances	1,919			1,919
Current portion of long-term debt	3,148			3,148

Total current liabilities	25,316			25,316
Notes payable and long-term debt	167,838		(h)	167,838
			(h)
Other long-term liabilities	443			443

Total liabilities	193,597			193,597
Partners' capital
Preferred units	21,509		(k)	21,509
General partner interest	411			411
Class A common units (6,868,004 units authorized, issued and outstanding at December 31, 2012 and March 31, 2013)	143,577		(k)	143,577
			(i)
Class B common units (1,178,505 and and 1,174,505 units authorized, and 1,153,505 and 1,149,505 units issued and outstanding at December 31, 2012 and March 31, 2013, respectively)	14,347		(k)	14,347
Class C common units (3,166,667 shares authorized, issued and outstanding as of December 31, 2012 and March 31, 2013, respectively)	82,873		(k)	82,873
Common unitholders—public ( issued and outstanding)	—		(g)	—
			(j)
Common unitholders—JP Energy ( issued and outstanding)	—		(k)	—
Subordinated unitholders ( issued and outstanding)	—		(k)	—

Total partners' capital	262,717			262,717

Total liabilities and partners' capital	$456,314	$		$456,314

See accompanying notes to the unaudited pro forma combined consolidated balance sheet

JP ENERGY PARTNERS LP

NOTES TO UNAUDITED PRO FORMA COMBINED CONSOLIDATED FINANCIAL STATEMENTS

1) Description of the Acquisitions

        On June 7, 2012, we completed the acquisition of all outstanding membership interests in HPX. HPX is engaged in the business of preparing, distributing, marketing and selling 20-pound portable cylinders pre-filled with propane and collecting used 20-pound portable cylinders for refilling or disposal. Total consideration of $61.7 million was paid in cash, which was funded by a combination of borrowings under our revolving credit facility and capital contributions. Goodwill associated with the acquisition totaled $12.7 million.

        On July 20, 2012, we acquired all of the membership interests of FET. FET is engaged in providing crude oil gathering and transportation services to producers, marketers and refiners of crude oil. The total purchase price consisted of a payment of $42.1 million in cash, which was funded by borrowings under our revolving credit facility and the issuance of 666,667 Class C common units representing limited partner interests in JP Energy Partners LP valued at $14.0 million. Goodwill associated with the acquisition totaled $30.2 million.

        On August 3, 2012, we acquired 100% of the issued and outstanding membership interests in Parnon for $91.9 million in cash, which was funded by a combination of borrowings under our revolving credit facility and capital contributions. Parnon is engaged in providing crude oil storage in Cushing, Oklahoma. Goodwill associated with the acquisition totaled $11.0 million.

        On November 27, 2012, we acquired from TAC substantially all of the assets related to two refined petroleum products pipeline terminals, one in Caddo Mills, Texas ("Caddo") and a second in North Little Rock, Arkansas ("ATT"), for $62.5 million in cash and 2,500,000 Class C common units representing limited partner interests in JP Energy Partners LP valued at $69.9 million. ATT and Caddo are engaged in the terminaling, storage and distribution of refined products. Goodwill associated with the acquisition totaled $61.2 million.

        To fund the above acquisitions, we increased borrowings during the year ended December 31, 2012 under the revolving credit facility by $122.9 million, which carried a blended interest rate of 3.25% as well as an annual commitment fee of 0.5% on the unused capacity of the revolving credit facility. No pro forma adjustment was made for the additional interest due to the recapitalization transactions.

2) Pro Forma Adjustments and Assumptions

        The adjustments are based on currently available information, certain estimates and assumptions. Therefore the actual effects of these transactions will differ from the pro forma adjustments. A general description of these transactions and adjustments is provided as follows:

  (a)
  In conjunction with the acquisition of Parnon we have entered into an agreement with Parnon Energy Inc., pursuant to which our Parnon subsidiary will continue to provide crude oil storage to Parnon Energy Inc. Parnon and Parnon Energy Inc. had an intercompany sales agreement prior to the acquisition. The new agreement modifies the historical intercompany arrangements Parnon had with Parnon Energy Inc. and reflects new pricing. The net effect of the agreement as reflected in the unaudited pro forma combined consolidated statement of operations was a decrease in net sales of $2.5 million for the period ended December 31, 2012.

  (b)
  The pro forma adjustment reflects the removal of non-recurring transaction expenses already incurred of $0.8 million related to the Acquisitions for the year ended December 31, 2012.

JP ENERGY PARTNERS LP

NOTES TO UNAUDITED PRO FORMA COMBINED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2) Pro Forma Adjustments and Assumptions (Continued)

  (c)
  The pro forma adjustment reflects the removal of management fees that TAC historically paid to its parent as these fees were terminated in connection with our acquisition of Caddo and ATT.

  (d)
  The pro forma adjustment reflects depreciation expense for the adjusted fixed assets and amortization for definite-lived intangibles assuming the Acquisitions occurred January 1, 2012. Asset values were determined based upon third-party and internal appraisals. We estimated the remaining useful lives of the fixed assets, ranging from three to fifteen years, and depreciated those assets on a straight-line basis over their estimated remaining useful lives. The amount of depreciation related to this adjustment was approximately $0.4 million for the pro forma combined consolidated statements of operations for the year ended December 31, 2012.

    Amortization of intangible assets has been reflected as if the intangible assets purchased as part of the Acquisitions had been acquired on January 1, 2012. The intangible assets include noncompete agreements, customer-related intangibles, patents and trade names. For our significant Acquisitions, asset values were based upon third-party appraisals. We estimated the remaining useful lives, ranging from one to twenty years, of all acquired intangible assets and amortized those assets on a straight-line basis over their estimated remaining useful lives. The amount of amortization related to this adjustment was approximately $6.4 million for the unaudited pro forma combined consolidated statement of operations for the year ended December 31, 2012.

  (e)
  The following table reflects the adjustments in our unaudited pro forma combined consolidated statement of operations to reflect the impact of adjustments to interest expense:

	Year Ended December 31, 2012		Three Months Ended March 31, 2013
	(in thousands)
Revolving credit facility(1)	$		$
Amortization of deferred financing fees(1)

New Indebtness	$		$
Paydown and refinancing of pre-acquisition indebtness(2)		(1,280)
Existing indebtness(3)

Pro forma net finance expense		$(1,280)	$

    (1)
    Expected interest expense and the amortization of deferred financing costs on our new borrowings under the revolving credit facility assuming an estimated weighted average annual interest rate of        % and $         million of deferred financing costs. A 0.125% increase or decrease in the weighted average annual interest rate on the revolving credit facility would increase or decrease pro forma interest expense by $         million annually.

    (2)
    Reflects an adjustment to exclude historical interest expense associated with pre-acquisitions outstanding debt that was paid or refinanced in connection with the acquisitions.

JP ENERGY PARTNERS LP

NOTES TO UNAUDITED PRO FORMA COMBINED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2) Pro Forma Adjustments and Assumptions (Continued)

    (3)
    Reflects an adjustment for the repayment of our existing revolving credit facility from the net offering proceeds. The resulting pro forma interest expense decreased $         million and $         million for the year ended December 31, 2012 and the three months ended March 31, 2013, respectively. If the net proceeds from the offering of our common units increases or decreases by $         million, the amount of outstanding indebtedness under our revolving credit facility that will be repaid will increase or decrease by $         million, as applicable, which would change the adjustment to pro forma interest expense by $        and $         million for the year ended December 31, 2012 and the three months ended March 31, 2013, respectively.

  (f)
  The pro forma adjustment reflects the change in the tax status whereby Parnon, HPX and TAC will not be subject to federal or state income taxes except for Texas margin tax. Parnon, HPX and TAC historically have elected to be taxed as a corporation and the historical financial statements of Parnon include U.S. federal and state income tax expenses. Subsequent to the acquisition Parnon, HPX and TAC elected to be taxed as a pass-through entity.

  (g)
  The pro forma adjustment reflects the gross proceeds of $             million from the issuance and sale of                        common units at an assumed initial public offering price of $            per unit. If the underwriters were to exercise their option to purchase                        additional common units in full, gross proceeds to JP Energy Partners LP would equal $             million. To the extent the underwriters exercise their option to purchase additional common units, the proceeds received from the common units will be used to redeem additional units from Lonestar.

  (h)
  The unaudited pro forma combined consolidated balance sheet reflects the repayment and incurrence of the following debt as if it had occurred on March 31, 2013:

	As of March 31, 2013	Pro Forma Adjustments	Pro Forma, As Adjusted
	(in thousands)
Revolving credit facility(1)	$161,407	$	$161,407
Amended and restated revolving credit facility(2)	—		—
F&M bank loans	6,949		6,949
HBH notes payable	1,642		1,642
Reynolds notes payble	626		626
Noncompete notes payable	362		362

Total long-term debt	$170,986	$	$170,986
Less: Current matturities	(3,148)		(3,148)

Total long-term debt, net of current maturities	$167,838	$	$167,838

    (1)
    Reflects an adjustment in long-term debt due to the repayment of $         million of borrowings under our existing revolving credit facility from the net offering proceeds.

    (2)
    Currently, we anticipate borrowing approximately $         million of the $         million amended and restated revolving credit facility upon the completion of this offering.

JP ENERGY PARTNERS LP

NOTES TO UNAUDITED PRO FORMA COMBINED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2) Pro Forma Adjustments and Assumptions (Continued)

    The adjustment also reflects the capitalization of approximately $         million of new deferred financing costs that we will incur under the amended and restated revolving credit facility. These costs will be deferred and recognized over the terms of the respective debt agreements using the effective interest method.

    The adjustment also reflects the reduction in accrued interest payable of $         million due to the repayment of the existing credit facility.

  (i)
  The pro forma adjustment reflects the $         million distribution of net proceeds to existing unitholders.

  (j)
  The pro forma adjustment reflects the payment of estimated underwriting discounts and commissions, structuring fees and offering expenses.

  (k)
  The pro forma adjustment reflects the effect of the recapitalization transactions.

3) Pro Forma Net Income per Unit

        Pro forma net income per unit is determined by dividing the pro forma net income that would have been allocated, in accordance with the net income and loss allocation provisions of the partnership agreement, to the common and subordinated unitholders under the two-class method, after deducting the general partners' interest of        % in the pro forma net income, by the number of common and subordinated units expected to be outstanding at the closing of the initial public offering. For purposes of this calculation, we assumed that the minimum quarterly distribution was made to all unitholders for each quarter during the periods presented.

        Pro forma JP Energy Partners LP earnings (loss) per unit is calculated using            common units and            subordinated units. The common and subordinated unitholders represent an aggregate        % limited partner interest in JP Energy Partners LP. All units were assumed to have been outstanding since January 1, 2012.

        Basic and diluted pro forma net income per unit are equivalent as there are no dilutive units at the date of closing of the initial public offering of the common units of JP Energy Partners LP. Pursuant to the partnership agreement, to the extent that the quarterly distributions exceed certain targets, the general partner is entitled to receive certain incentive distributions that will result in more net income proportionately being allocated to the general partner than to the holders of common and subordinated units. The pro forma net income (loss) per unit calculations assume that no incentive distributions were made to the general partner because no such distribution would have been paid based upon the pro forma available cash from operating surplus for the period.

JP ENERGY PARTNERS LP

CONDENSED CONSOLIDATED BALANCE SHEETS

(Dollars in thousands, except units)

(Unaudited)

	December 31, 2012	March 31, 2013	Pro Forma March 31, 2013
ASSETS
Current assets
Cash and cash equivalents	$4,394	$7,412
Accounts receivable,net	23,936	22,463
Receivables from related parties	2,976	4,494
Inventory	4,946	5,491
Prepaid expenses and other current assets	7,786	6,138

Total current assets	44,038	45,998

Non-current assets
Property, plant and equipment, net	178,290	176,962
Goodwill	125,315	125,315
Intangible assets, net	107,960	104,922
Other non-current assets, net	3,039	3,117

Total non-current assets	414,604	410,316

Total assets	$458,642	$456,314

LIABILITIES AND PARTNERS' CAPITAL
Current liabilities
Accounts payable	$9,338	$8,747
Accrued liabilities	9,778	8,852
Capital lease obligations and short-term debt	3,932	2,650
Customer deposits and advances	2,811	1,919
Current portion of long term debt	2,973	3,148

Total current liabilities	28,832	25,316
Long-term debt	164,766	167,838
Other long-term liabilities	470	443

Total liabilities	194,068	193,597
Commitments and contingencies (Note 6)
Partners' capital
Preferred units	21,271	21,509
General partner interest	404	411
Class A common units (6,868,004 units authorized, issued and outstanding at December 31, 2012 and March 31, 2013)	145,360	143,577
Class B common units (1,178,505 and 1,174,505 units authorized, and 1,153,505 and 1,149,505 units issued and outstanding at December 31, 2012 and March 31, 2013, respectively)	14,531	14,347
Class C common units (3,166,667 shares authorized, issued and outstanding at December 31, 2012 and March 31, 2013, respectively)	83,008	82,873

Total partners' capital	264,574	262,717

Total liabilities and partners' capital	$458,642	$456,314

See accompanying notes to condensed consolidated financial statements.

JP ENERGY PARTNERS LP

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Dollars in thousands, except units and per unit data)

(Unaudited)

	Three Months Ended March 31,
	2012	2013
REVENUES:
Crude oil storage, gathering and transportation (including amounts from related parties of $2,584 in the three months ending March 31, 2013)	$—	$13,146
Refined products terminaling and storage (including amounts from related parties of $5,200 in the three months ending March 31, 2013)	—	7,702
NGL distribution and sales	29,896	48,039

	29,896	68,887

COSTS AND EXPENSES:
Cost of sales, excluding depreciation and amortization:
Crude oil storage, gathering and transportation	—	6,859
Refined products terminaling and storage	—	2,702
NGL distribution and sales	22,592	27,508
Operating expenses	2,589	11,275
General and administrative	2,540	7,827
Depreciation and amortization	1,112	7,510
Loss on disposal of assets	6	203

	28,839	63,884

OPERATING INCOME	1,057	5,003
OTHER INCOME (EXPENSE):
Interest expense	(330)	(1,814)
Other income	72	113

INCOME BEFORE INCOME TAXES	799	3,302
Income tax expense	(45)	(160)

NET INCOME	$754	$3,142

Net income attributable to preferred unitholders	$(390)	$(806)
General partner's interest	—	—

Net income attributable to common unitholders	$364	$2,336

Basic and diluted income per unit:
Weighted average number of common units outstanding	1,042,644	11,187,376
Basic and diluted income per unit	$0.35	$0.21
Distribution per unit	0.50	—
Pro forma income per unit—basic and diluted		—

See accompanying notes to condensed consolidated financial statements.

JP ENERGY PARTNERS LP

CONDENSED CONSOLIDATED STATEMENT OF PARTNERS' CAPITAL

(Dollars in thousands, except unit data)

(Unaudited)

	Units
	Preferred	General Partner	Class A Common	Class B Common	Class C Common	Total
Balance—January 1, 2013	1,136,364	45	6,868,004	1,153,505	3,166,667	12,324,585
Forfeiture of restricted Class B units	—	—	—	(4,000)	—	(4,000)

Balance—March 31, 2013	1,136,364	45	6,868,004	1,149,505	3,166,667	12,320,585

	Preferred	General Partner	Class A Common	Class B Common	Class C Common	Total
Balance—January 1, 2013	$21,271	$404	$145,360	$14,531	$83,008	$264,574
Stock compensation expense	—	7	—	121	—	128
Distributions to unit holders	(568)	—	(3,217)	(546)	(796)	(5,127)
Net income	806	—	1,434	241	661	3,142

Balance—March 31, 2013	$21,509	$411	$143,577	$14,347	$82,873	$262,717

See accompanying notes to condensed consolidated financial statements.

JP ENERGY PARTNERS LP

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Dollars in thousands)

(Unaudited)

	Three Months Ended March 31,
	2012	2013
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$754	$3,142
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	1,112	7,510
Derivative valuation changes	—	(342)
Amortization of deferred financing costs	60	276
Unit-based compensation	129	128
Loss on sale of assets	6	203
Provision for bad debt	—	216
Other non-cash items	21	35
Changes in working capital, net of acquired assets and liabilities:
Receivables	1,905	1,258
Receivables from related parties	—	(1,519)
Inventory	84	(546)
Prepaid expenses and other current assets	(347)	1,620
Accounts payable and other accrued liabilities	(106)	(1,449)
Customer deposits and advances	(524)	(892)

NET CASH PROVIDED BY OPERATING ACTIVITIES	3,094	9,640

CASH FLOWS FROM INVESTING ACTIVITIES
Capital expenditures	(400)	(3,352)
Acquisitions of businesses, net of cash acquired	(1,833)	—
Proceeds received on sale of assets	6	5

NET CASH USED IN INVESTING ACTIVITIES	(2,227)	(3,347)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from revolving line of credit	2,000	7,000
Payments on revolving line of credit	—	(3,000)
Payments on long-term debt	(28)	(785)
Payments on capital leases	(48)	(53)
Payments on financed insurance premium	(272)	(1,310)
Debt issuance costs	(130)	—
Distributions to unitholders	(1,385)	(5,127)

NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	137	(3,275)

Net change in cash and cash equivalents	1,004	3,018
Cash and cash equivalents, beginning of period	4,432	4,394

Cash and cash equivalents, end of period	$5,436	$7,412

See accompanying notes to condensed consolidated financial statements.

JP ENERGY PARTNERS LP AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Tabular dollar amounts, except per unit data, are in thousands)

(Unaudited)

1. Organization and Summary of Significant Accounting Policies

        The unaudited condensed consolidated financial statements presented herein contain the results of JP Energy Partners LP and its subsidiaries ("JPE", the "Partnership"), a Delaware limited partnership. The Partnership was formed in May 2010 by members of management and was further capitalized in June 2011 by ArcLight Capital Partners, LLC ("ArcLight") to own, operate, develop and acquire a diversified portfolio of midstream energy assets. The Partnership's operations currently consist of: (i) crude oil storage, gathering and transportation; (ii) refined products terminaling and storage; and (iii) natural gas liquids ("NGLs") distribution and sales, which together provide midstream infrastructure solutions for the growing supply of crude oil, refined products and NGLs, in the United States.

2. Summary of Significant Accounting Policies

        Basis of Presentation.    The Partnership has prepared these unaudited condensed consolidated financial statements in accordance with accounting principles generally accepted in the United States of America ("GAAP") for interim financial information. All inter-company accounts and transactions have been eliminated in the preparation of the accompanying unaudited condensed consolidated financial statements.

        The results of operations for the three months ended March 31, 2012 and 2013 are not necessarily indicative of results expected for the full year. In our opinion, the accompanying unaudited condensed consolidated financial statements include all adjustments consisting of normal recurring accruals necessary for fair statement. Although the Partnership believes the disclosures in these financial statements are adequate and make the information presented not misleading, certain information and footnote disclosures normally included in annual financial statements prepared in accordance with GAAP have been omitted pursuant to the rules and regulations of the Securities and Exchange Commission ("SEC"). These unaudited condensed consolidated interim financial statements and the notes thereto should be read in conjunction with the audited consolidated financial statements and notes for the year ended December 31, 2012.

        Basis of presentation March 31, 2013.    The unaudited pro forma condensed consolidated balance sheet as of March 31, 2013 has been prepared to give effect to the recapitalization and distribution to existing unitholders as if they had occurred or existed on March 31, 2013. Upon completion of the initial public offering,                         preferred units will convert into                        common units and            subordinated units. The unaudited pro forma condensed consolidated balance sheet does not reflect any proceeds of this offering.

        Staff Accounting Bulletin 1.B.3 requires that certain distributions to owners prior to or concurrent with an initial public offering be considered as distributions in contemplation of that offering. Upon completion of this offering, the Partnership intends to distribute approximately $             million in cash to existing unitholders. Unaudited basic and diluted pro forma earnings per common unit for the three months ended March 31, 2013 has been included and discussed in Note 3.

        Seasonality.    The Partnership's NGL distribution and sales segment consists of a retail, commercial and wholesale NGL sales business and a portable cylinder tank exchange business. The retail, commercial and wholesale NGL sales business is seasonal because propane is used primarily for heating

JP ENERGY PARTNERS LP AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Tabular dollar amounts, except per unit data, are in thousands)

(Unaudited)

2. Summary of Significant Accounting Policies (Continued)

in residential and commercial buildings. The combination of the Partnership's winter-weighted retail, commercial and wholesale NGL sales business with the higher-margin, summer-weighted cylinder exchange business provides the Partnership with the ability to reduce the overall seasonal fluctuations in volumes and financial results to which the Partnership's competitors are susceptible. Historically, approximately 60% of the Partnership's propane volume is sold during the six-month peak heating season from October through March. The impact of seasonality on the Partnership's operations is also expected to be mitigated by non-heating related demand throughout the year for power generation for oilfield services and for industrial applications.

        Use of Estimates.    The unaudited condensed consolidated financial statements have been prepared in conformity with GAAP, which includes the use of estimates and assumptions made by management that affect the reported amounts of assets, liabilities, revenues, expenses and disclosure of contingent assets and liabilities that exist at the date of the condensed consolidated financial statements. Although these estimates are based on management's available knowledge of current and expected future events, actual results could be different from those estimates.

        Fair value measurement.    The Partnership utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible. The Partnership determines fair value based on assumptions that market participants would use in pricing an asset or liability in the principal or most advantageous market. When considering market participant assumptions in fair value measurements, the following fair value hierarchy distinguishes between observable and unobservable inputs, which are categorized in one of the following levels:

  Level 1 Inputs—Unadjusted quoted prices in active markets for identical assets or liabilities accessible to the reporting entity at the measurement date.

  Level 2 Inputs—Other than quoted prices included in Level 1 inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.

  Level 3 Inputs—Unobservable inputs for the asset or liability used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at measurement date.

        The fair value of the Partnership's derivatives (see Note 5) was estimated using industry standard valuation models using market-based observable inputs, including commodity pricing and interest rate curves (Level 2). The Partnership does not have any other assets or liabilities measured at fair value on a recurring basis.

        The Partnership's other financial instruments consist primarily of cash and cash equivalents, trade and other receivables, accounts payable, accrued expenses and long term debt. The carrying value of the Partnership's trade and other receivables, accounts payable and accrued expenses approximates fair value due to their highly liquid nature, short term maturity, or competitive rates assigned to these financial instruments. The fair value of long-term debt approximates the carrying value as the underlying instruments are at rates similar to current rates offered to the Partnership for debt with the same remaining maturities.

JP ENERGY PARTNERS LP AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Tabular dollar amounts, except per unit data, are in thousands)

(Unaudited)

2. Summary of Significant Accounting Policies (Continued)

        The unaudited pro forma condensed consolidated balance sheet as of March 31, 2013 has been prepared to give effect to the recapitalization and distribution to existing unitholders as if they had occurred or existed on March 31, 2013. The unaudited pro forma condensed consolidated balance sheet does not reflect any proceeds of this offering.

        Staff Accounting Bulletin 1.B.3 requires that certain distributions to owners prior to or coincident with an initial public offering be considered as distributions in contemplation of that offering. Upon completion of this offering, the Partnership intends to distribute approximately $             million in cash to existing unitholders. Unaudited basic and diluted pro forma earnings per common unit for the three months ended March 31, 2013 has been included and discussed in Note             .

3. Net Income Per Unit

        Income per limited partner unit is calculated in accordance with the two-class method for determining income per unit for master limited partnerships ("MLPs") when incentive distribution rights ("IDRs") and other participating securities are present. The two-class method requires that income per limited partner unit be calculated as if all earnings for the period were distributed as cash, and allocated by applying the provisions of the partnership agreement, and requires a separate calculation for each quarter and year-to-date period. Under the two-class method, any excess of distributions declared over net income is allocated to the partners based on their respective sharing of income specified in the partnership agreement.

        The following tables provide a reconciliation of the numerator and denominator of the basic and diluted income per common unit computations for the three months ended March 31, 2012:

	Quarter Ended March 31, 2012
	Income (Numerator)	Units (Denominator)	Per-Unit Amount
Basic income per common unit	$364	1,042,644	$0.35
Effect of Dilutive Securities
Preferred Units	390	1,136,364

Diluted income per common unit	$754	2,179,008	$0.35

        Income is allocated to preferred units for the purpose of basic income per unit, the Partnership did not include 1,136,364 convertible preferred units in the dilutive income per unit calculation under the if converted method for the quarter ended March 31, 2013 because to do so would be anti-dilutive for the period.

        The preferred units earn cumulative distributions each quarter equal to the greater of (a) the amount of aggregate distributions in cash for such quarter that would be payable if the preferred units had been converted into common and (b) the minimum quarterly distribution of $0.50 per unit. The net loss attributable to preferred units includes cumulative distributions declared and the preferred units' proportionate share of net income for the three months ended March 31, 2012 and 2013.

JP ENERGY PARTNERS LP AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Tabular dollar amounts, except per unit data, are in thousands)

(Unaudited)

3. Net Income Per Unit (Continued)

        Unaudited pro forma basic and diluted net income per unit attributable to common unitholders for the three months ended March 31, 2013 has been computed to reflect the number of units that would have been required to be issued to generate sufficient proceeds to fund the distribution of $             million to existing unitholders based on an assumed offering price of $            per unit (but such number of additional units shall not exceed the number of units to be sold in this offering). The unaudited pro forma basic and diluted earnings per unit for the three months ended March 31, 2013 does not give effect to the initial public offering and the use of proceeds therefrom. The following table sets forth the computation of the Partnership's unaudited pro forma basic and diluted net income per unit for the three months ended March 31, 2013 (in thousands, except unit and per unit amounts):

Three Months Ended March 31, 2013 (unaudited) Common Units
Numerator
Net income attributable to common unitholders
Denominator
Weighted average units outstanding post distribution—basic and diluted
Pro forma adjustment to reflect the assumed distribution

Weighted average units outstanding used in computing the pro forma net income per unit—basic and diluted

Pro forma net income per unit—basic and diluted

4. Long-Term Debt

        Long-term debt consists of the following at December 31, 2012 and March 31, 2013:

	December 31, 2012	March 31, 2013
Working capital revolving loans	$8,000	$9,000
Acquisition revolving loans	149,407	152,407
F&M bank loans	7,647	6,949
HBH notes payable	1,626	1,642
Reynolds note payable	618	626
Noncompete notes payable	441	362

Total long-term debt	$167,739	$170,986
Less: current maturities	(2,973)	(3,148)

Total long-term debt, net of current maturities	$164,766	$167,838

        Revolving Credit Facility.    The Partnership has a $20,000,000 working capital revolving credit facility and $180,000,000 acquisition revolving credit facility that expires in December 2015. The Partnership's

JP ENERGY PARTNERS LP AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Tabular dollar amounts, except per unit data, are in thousands)

(Unaudited)

4. Long-Term Debt (Continued)

obligations under the WFB Commitments are collateralized by all of the Partnership's assets and a certain letters of credit, as required.

        As of March 31, 2013, the working capital revolving credit facility had $9,000,000 outstanding, and the amount available for future borrowings was $10,800,000 after taking into account letters of credit of $200,000. The acquisition revolving credit facility had $152,407,000 outstanding, and the amount available for future borrowings was $27,593,000. The weighted average interest rate on the total amount outstanding as of March 31, 2013 was 3.24%.

        The F&M Bank Term Loans have a credit commitment of $9,000,000 and an outstanding loan balance of $6,949,000 as of March 31, 2013, with maturity dates ranging from February 7, 2015 through September 7, 2017. The F&M Bank Term Loans call for monthly principal payments, plus accrued interest thereon. The Partnership's obligations under the F&M Loans are collateralized by the Partnership's vehicles and equipment, which are financed by these loans.

5. Derivative Instruments

        The Partnership established comprehensive risk management policies and procedures to monitor and manage the market risks associated with commodity prices, counterparty credit, and interest rates. The Board of Directors is responsible for the overall management of these risks, including monitoring exposure limits. The Partnership does not enter into derivative instruments for any purpose other than economic commodity pricing and interest rate hedging. That is, the Partnership does not speculate using derivative instruments.

        By using derivative financial instruments to economically hedge exposures to changes in commodity prices and interest rates, the Partnership exposes itself to credit risk and market risk. Credit risk is the failure of the counterparty to perform under the terms of the derivative contract. When the fair value of a derivative contract is positive, the counterparty owes the Partnership, which creates credit risk for the Partnership. When the fair value of a derivative contract is negative, the Partnership owes the counterparty and, therefore, it does not possess credit risk. The Partnership minimizes the credit risk in derivative instruments by entering into transactions with high-quality counterparties. The Partnership has entered into Master International Swap Dealers Association ("ISDA") Agreements that allow for netting of swap contract receivables and payables in the event of default by either party. If the Partnership's counterparties failed to perform under existing swap contracts, the Partnership's maximum loss is $296,000, which would be fully reduced due to the netting feature. The commodity derivatives are presented on a gross basis as the instruments are with different counterparties and not subject to netting arrangements.

        Market risk is the adverse effect on the value of a financial instrument that results from a change in interest rates. The market risk associated with interest rates is managed by establishing and monitoring parameters that limit the types and degree of market risk that may be undertaken.

JP ENERGY PARTNERS LP AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Tabular dollar amounts, except per unit data, are in thousands)

(Unaudited)

5. Derivative Instruments (Continued)

Inventory

        The Partnership's NGL distribution and sales segment is exposed to market risks related to the volatility of propane prices. Management believes it is prudent to limit the variability of a portion of the Partnership's propane purchases. To meet this objective, the Partnership uses a combination of financial instruments including, but not limited to, forward physical contracts and price swaps to manage its exposure to market fluctuations in propane prices.

Debt Obligations

        The Partnership is exposed to variable interest rate risk as a result of variable-rate borrowings under its credit facilities. Management believes it is prudent to limit the variability of a portion of the Partnership's interest payments. To meet this objective, the Partnership entered into interest rate swap agreements to manage fluctuations in cash flows resulting from interest rate risk on a portion of its debt with a variable-rate component. These swaps change the variable-rate cash flow exposure on the debt obligations to fixed cash flows. Under the terms of the interest rate swaps, the Partnership receives variable interest rate payments and makes fixed interest rate payments, thereby creating the equivalent of fixed-rate debt for the portion of the debt that is swapped.

        As of March 31, 2013, the Partnership had $161,407,000 of outstanding borrowings under the revolving credit facilities exposed to variable interest rate risk, of which $75,000,000 was economically hedged with interest rate swaps.

        The Partnership measures derivative instruments at fair value using the income approach which discounts the future net cash settlements expected under the derivative contracts to a present value. These valuations utilize primarily observable (Level 2) inputs, including contractual terms, commodity prices, interest rates and yield curves observable at commonly quoted intervals. None of the Partnership's derivative contracts are designated as hedging instruments.

        The Partnership's fair value of its commodity derivative assets and liabilities are recorded within prepaid expenses and other current assets and accrued liabilities, respectively, within the condensed consolidated balance sheets. The fair value of the current portion and long-term portions of the interest rate swap contracts are recorded within accrued liabilities and other long-term liabilities, respectively, on the condensed consolidated balance sheets. The fair value of the assets and liabilities associated

JP ENERGY PARTNERS LP AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Tabular dollar amounts, except per unit data, are in thousands)

(Unaudited)

5. Derivative Instruments (Continued)

with the derivative instruments within the condensed consolidated balance sheets at December 31, 2012 and March 31, 2013 were as follows:

	Assets		Liabilities
	December 31, 2012	March 31, 2013	December 31, 2012	March 31, 2013
Mark-to-Market derivatives
Current amounts
Commodity derivatives	$221	$296	$(833)	$(618)
Interest rate swap contracts	—	—	(180)	(187)
Long-term amounts
Interest rate swap contracts	—	—	(76)	(53)

Total derivatives	$221	$296	$(1,089)	$(858)

        Fair value measurements at the reporting date were made using significant other observable data (Level 2).

        There were no derivative instruments during the three months ended March 31, 2012. The Partnership's condensed consolidated statement of operations for the three months ended March 31, 2013 was impacted by derivative instruments activities as detailed below.

	Location of Gain/(Loss) Recognized in Income on Derivatives	Amount of Gain/(Loss) Recognized in Income on Derivatives
Mark-to-Market derivatives
Commodity derivatives	Cost of sales	$85
Interest rate swaps	Interest expense	16

6. Commitments and Contingencies

Legal Matters

        The Partnership is involved in legal proceedings and litigation in the ordinary course of business. In the opinion of management, the outcome of such matters will not have a material adverse effect on the partnership's condensed consolidated financial position, results of operations, or liquidity.

Environmental Matters

        The Partnership is subject to various federal, state and local laws and regulations relating to the protection of the environment. Such environmental laws and regulations impose numerous obligations, including the acquisition of permits to conduct regulated activities, the incurrence of capital expenditures to comply with applicable laws and restrictions on the generation, handling, treatment, storage, disposal and transportation of certain materials and wastes.

JP ENERGY PARTNERS LP AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Tabular dollar amounts, except per unit data, are in thousands)

(Unaudited)

6. Commitments and Contingencies (Continued)

        Failure to comply with such environmental laws and regulations can result in the assessment of substantial administrative, civil and criminal penalties, the imposition of remedial liabilities and even the issuance of injunctions restricting or prohibiting the Partnerships activities. The Partnership has established procedures for the ongoing evaluation of its operations, to identify potential environmental exposures and to comply with regulatory policies and procedures.

        The Partnership accounts for environmental contingencies in accordance with the ASC Topic 410 related to accounting for contingencies. Environmental expenditures that relate to current operations are expensed or capitalized as appropriate. Expenditures that relate to an existing condition caused by past operations, and do not contribute to current or future revenue generation, are expensed.

        Liabilities are recorded when environmental assessments and/or clean-ups are probable, and the costs can be reasonably estimated. At December 31, 2012 and March 31, 2013, the Partnership had no significant environmental matters.

7. Related Party Transactions

        The Partnership entered into transactions with Enogex Holdings, an entity partially owned by ArcLight. Enogex Holdings is a provider of rack sales, propane and trucks. For the three months ended March 31, 2012, the Partnership purchased $146,000 of propane from Enogex Holdings, which is included in cost of sales in the condensed consolidated statements of operations. There were no amounts purchased from Enogex for the three months ended March 31, 2013 or due to Enogex Holdings at December 31, 2012 and March 31, 2013.

        The Partnership entered into transactions with CAMS Bluewire, an entity in which ArcLight holds a non-controlling interest. CAMS Bluewire provides IT support for the Partnership. For the three months ended March 31, 2012 and 2013, the Partnership paid $47,000 and $390,000 for IT support and consulting services, which are included in general and administrative expenses in the condensed consolidated statements of operations. There were no amounts due to CAMS Bluewire as of December 31, 2012 and March 31, 2013.

        The Partnership performs certain services for JP Energy Development LP ("JPED"), an entity partly owned by ArcLight. The Partnership receives a monthly fee of $240,000 for these services which reduced the general and administrative expenses in the consolidated statement of operations for the three months ended March 31, 2013. In addition, in the three months ended March 31, 2013, the Partnership billed JPED $480,000 for certain general and administrative expenses incurred on behalf of JPED. Also, the Partnership recognized $2,584,000 in crude oil transportation revenue from JPED in the three months ended March 31, 2013, which is recorded in crude oil storage, gathering and transportation in the consolidated statements of operations. As of December 31, 2012 and March 31, 2013, the Partnership had a receivable due from JPED of $1,232,000 and $1,606,000, respectively, which is recorded in receivables from related parties on the consolidated balance sheets.

        As a result of the acquisition of ATT in November, 2012, Truman Arnold Companies ("TAC") owns 2,061,472 Class C common units in the Partnership. In addition, Mr. Greg Arnold, President and CEO of TAC, is also a director of the Partnership. The Partnership's refined products, terminaling and

JP ENERGY PARTNERS LP AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Tabular dollar amounts, except per unit data, are in thousands)

(Unaudited)

7. Related Party Transactions (Continued)

storage segment sells refined products to TAC. For the three months ended March 31, 2012 and 2013, the Partnership's revenue from TAC was $0 and $5,200,000, respectively, which is included in refined products terminaling and storage in the consolidated statements of operations. As of December 31, 2012 and March 31, 2013, the Partnership had a receivable from TAC of $1,744,000 and $2,888,000, respectively, which is recorded in receivables from related parties on the consolidated balance sheets.

8. Reportable Segments

        The Partnership's operations are located in the United States and are organized into three reportable segments: Crude Oil Storage, Gathering and Transportation; Refined Products Terminaling and Storage; and NGL Distribution and Sales. These reportable segments are strategic business units with differing products and services. "Other" includes general partnership expenses associated with managing all reportable segments, and contains the reconciliation between the totals for the reportable segments and the Partnership's totals.

        Crude Oil Storage, Gathering and Transportation.    The crude oil storage, gathering and transportation segment consists of a crude oil storage facility and a fleet of crude oil gathering and transportation trucks. The crude oil storage facility has an aggregate storage capacity of approximately three million barrels in Cushing, Oklahoma. The Partnership also owns a fleet of crude oil gathering and transportation trucks operating in and around high-growth drilling areas such as the Bakken shale, the Eagle Ford shale, the Granite Wash play, the Mississippian Lime play and the Permian Basin.

        Refined Products Terminaling and Storage.    The refined products terminaling and storage segment has aggregate storage capacity of 1.3 million barrels from two refined products terminals located in North Little Rock, Arkansas and Caddo Mills, Texas. The North Little Rock terminal has storage capacity of 550,000 barrels from 11 tanks and is primarily served by the refined products pipeline operated by Enterprise TE Products Pipeline Company LLC. The Caddo Mills terminal has storage capacity of 770,000 barrels from 10 tanks and is served by the Explorer Pipeline.

        NGL Distribution and Sales.    The NGL distribution and sales segment consists of two businesses: (i) portable cylinder tank exchange and (ii) sales of NGLs through our retail, commercial and wholesale distribution business. Currently, the cylinder exchange network covers 43 states through a network of over 17,000 locations, which includes grocery chains, pharmacies, convenience stores and hardware stores. Additionally, in five states in the southwest region of the U.S., the Partnership sells NGLs to retailers, wholesalers, industrial end-users and commercial and residential customers. On January 10, 2012, the Partnership acquired the assets of Bill Smith Butane for $1,833,000, which was paid in cash. As a result of this acquisition, the Partnership recognized $571,000 of goodwill and $725,000 of intangible assets.

        The Partnership's chief operating decision maker evaluates the segments' operating performance based on Adjusted EBITDA, a financial measure that is not recognized under GAAP. Adjusted EBITDA is used as it is the primary measure of our performance. Adjusted EBITDA is defined as net income (loss), plus interest expense, income tax expense, depreciation and amortization expense, certain non-cash charges such as non-cash equity compensation, unrealized losses on commodity

JP ENERGY PARTNERS LP AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Tabular dollar amounts, except per unit data, are in thousands)

(Unaudited)

8. Reportable Segments (Continued)

derivative contracts, selected charges and transaction costs that are unusual or non-recurring, less interest income, income tax benefit, unrealized gains on commodity derivative contracts and selected gains that are unusual or non-recurring.

        The following tables reflect certain financial data for each reportable segment for the three months ended March 31, 2012 and 2013. For the quarter ended March 31, 2012, our operations consisted of only one reportable segment, NGL Distribution and Sales.

	Three months ended March 31,
	2012	2013
External revenues:
Crude oil storage, gathering and transporation	$—	$13,146
Refined products terminaling and storage	—	7,702
NGL distribution and sales	29,896	48,039

Total revenues	29,896	68,887

Cost of sales, excluding depreciation and amortization:
Crude oil storage, gathering and transporation	—	6,859
Refined products terminaling and storage	—	2,702
NGL distribution and sales	22,592	27,508

Total cost of sales	22,592	37,069

Operating expenses:
Crude oil storage, gathering and transporation	—	1,601
Refined products terminaling and storage	—	616
NGL distribution and sales	2,589	9,058

Total operating expenses	2,589	11,275

Adjusted EBITDA:
Crude oil storage, gathering and transporation	—	3,637
Refined products terminaling and storage	—	4,240
NGL distribution and sales	3,772	7,926

Total adjusted EBITDA from reportable segments	$3,772	$15,803

JP ENERGY PARTNERS LP AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Tabular dollar amounts, except per unit data, are in thousands)

(Unaudited)

8. Reportable Segments (Continued)

        A reconciliation of adjusted EBITDA to net income is included in the tables below.

	Three months ended March 31,
	2012	2013
Total adjusted EBITDA from reportable segments	$3,772	$15,803
Other expenses not allocated to segments	(1,277)	(3,300)
Depreciation and amortization	(1,112)	(7,510)
Interest expense	(330)	(1,814)
Interest income	12	—
Income tax expense	(45)	(160)
Unit-based compensation	(129)	(128)
Unrealized gain on commodity derivatives	—	326
Transaction costs	(137)	(75)

Net income	$754	$3,142

        Total assets from the Partnership's reportable segments as of December 31, 2012 and March 31, 2013 were as follows:

	December 31, 2012	March 31, 2013
Assets
Crude oil storage, gathering and transporation	$157,763	$156,169
Refined products terminaling and storage	135,041	134,593
NGL distribution and sales	156,130	156,874
Other	9,708	8,678

Total	$458,642	$456,314

Report of Independent Registered Public Accounting Firm

To the Partners and Unitholders of
JP Energy Partners LP:

        We have audited the accompanying consolidated balance sheets of JP Energy Partners LP and its subsidiaries as of December 31, 2012 and December 31, 2011, and the related consolidated statements of operations, partners' capital and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of JP Energy Partners LP and its subsidiaries at December 31, 2012 and December 31, 2011, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ PricewaterhouseCoopers LLP

Dallas, Texas
July 3, 2013

JP ENERGY PARTNERS LP

CONSOLIDATED BALANCE SHEETS

(in thousands)

	December 31, 2011	December 31, 2012
ASSETS
Current assets
Cash and cash equivalents	$4,432	$4,394
Accounts receivable, net	12,246	23,936
Receivables from related parties	—	2,976
Inventory	2,302	4,946
Prepaid expenses and other current assets	884	7,786

Total current assets	19,864	44,038

Non-current assets
Property, plant and equipment, net	27,720	178,290
Goodwill	6,712	125,315
Intangible assets, net	10,925	107,960
Deferred financing costs and other assets	710	3,039

Total non-current assets	46,067	414,604

Total assets	$65,931	$458,642

LIABILITIES AND PARTNERS' CAPITAL
Current liabilities
Accounts payable	$4,376	$9,338
Accrued liabilities	1,355	9,778
Capital lease obligations and short-term debt	905	3,932
Customer deposits and advances	669	2,811
Current portion of long-term debt	105	2,973

Total current liabilities	7,410	28,832
Long-term debt	16,843	164,766
Other long-term liabilities	212	470

Total liabilities	24,465	194,068
Commitments and contingencies (Note 14)
Partners' capital
Preferred units	24,907	21,271
General partner interest	(8)	404
Class A common units (49,821 and 6,868,004 units authorized, issued and outstanding at December 31, 2011 and 2012, respectively)	1,095	145,360
Class B common units (996,005 and 1,178,505 units authorized, 992,005 and 1,153,505 units issued and outstanding at December 31, 2011 and 2012, respectively)	15,472	14,531
Class C common units (3,166,667 shares authorized, issued and outstanding at December 31, 2012)	—	83,008

Total partners' capital	41,466	264,574

Total liabilities and partners' capital	$65,931	$458,642

See accompanying notes to consolidated financial statements

JP ENERGY PARTNERS LP

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except unit and per unit data)

	Year ended December 31,
	2011	2012
REVENUES:
Crude oil storage, gathering and transportation (including amounts from related parties of $1,220 in 2012)	$—	$21,007
Refined products terminaling and storage (including amounts from related parties of $1,722 in 2012)	—	2,707
NGL distribution and sales	67,156	127,184

	67,156	150,898

COSTS AND EXPENSES:
Cost of sales, excluding depreciation and amortization:
Crude oil storage, gathering and transportation	—	10,040
Refined products terminaling and storage	—	974
NGL distribution and sales	49,048	78,523
Operating expenses	9,584	25,635
General and administrative	6,053	22,503
Depreciation and amortization	2,841	14,384
Loss on disposal of assets	68	482

	67,594	152,541

OPERATING LOSS	(438)	(1,643)
OTHER INCOME (EXPENSE):
Interest expense	(633)	(3,393)
Other expenses	(95)	(184)

LOSS BEFORE INCOME TAXES	(1,166)	(5,220)
Income tax expense	(35)	(222)

NET LOSS	$(1,201)	$(5,442)

Net loss attributable to preferred unitholders	$93	$1,043
General partner's interest	—	—

Net loss attributable to common unitholders	$(1,108)	$(4,399)

Basic and diluted loss per unit:
Weighted average number of common units outstanding	942,996	4,686,632
Basic and diluted loss per unit	$(1.17)	$(0.94)
Distributions per unit	$1.00	$2.00
Pro forma loss per unit—basic and diluted		—

See accompanying notes to consolidated financial statements

JP ENERGY PARTNERS LP

CONSOLIDATED STATEMENTS OF PARTNERS' CAPITAL

(in thousands, except unit data)

	Units
	Preferred	General Partner	Common	Class A Common	Class B Common	Class C Common	Total
Balance—January 1, 2011		45	642,000	—	—	—	642,045
Issuance of Common Units		—	271,975	—	—	—	271,975
Issuance of Class A Common Units		—	—	49,821	—	—	49,821
Transfer of Common Units to Class B Common Units		—	(913,975)	—	913,975	—	—
Issuance of Class B Common Units		—	—	—	78,030	—	78,030
Issuance of Preferred Units	1,136,364	—	—	—	—	—	1,136,364

Balance—December 31, 2011	1,136,364	45	—	49,821	992,005	—	2,178,235

Issuance of Class A Common Units	—	—	—	6,818,183	—	—	6,818,183
Issuance of restricted Class B Common Units	—	—	—	—	157,500	—	157,500
Issuance of Class B Common Units	—	—	—	—	4,000	—	4,000
Issuance of Class C Common Units	—	—	—	—	—	3,166,667	3,166,667

Balance—December 31, 2012	1,136,364	45	—	6,868,004	1,153,505	3,166,667	12,324,585

	Preferred	General Partner	Common	Class A Common	Class B Common	Class C Common	Total
Balance—January 1, 2011	$—	$(8)	$10,223	$—	$—	$—	$10,215
Issuance of Common Units	—	—	5,440	—	—	—	5,440
Issuance of Class A Common Units	—	—	—	1,096	—	—	1,096
Transfer of Common Units to Class B Common Units	—	—	(14,862)	—	14,862	—	—
Issuance of Class B Common Units	—	—	—	—	1,717	—	1,717
Issuance of Preferred Units	25,000	—	—	—	—	—	25,000
Distributions to unitholders	—	—	(801)	—	—	—	(801)
Net loss	(93)	—	—	(1)	(1,107)	—	(1,201)

Balance—December 31, 2011	$24,907	$(8)	$—	$1,095	$15,472	$—	$41,466

Issuance of Class A Common Units		—	—	150,000	—	—	150,000
Issuance of Class C Common Units		—	—	—	—	83,778	83,778
Issuance of Class B Common Units		—	—	—	100	—	100
Unit-based compensation		412	—	63	2,010	—	2,485
Distributions to unitholders	(2,593)	—	—	(2,922)	(2,037)	(261)	(7,813)
Net loss	(1,043)	—	—	(2,876)	(1,014)	(509)	(5,442)

Balance—December 31, 2012	$21,271	$404	$—	$145,360	$14,531	$83,008	$264,574

See accompanying notes to consolidated financial statements

JP ENERGY PARTNERS LP

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Year ended December 31,
	2011	2012
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(1,201)	$(5,442)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	2,841	14,384
Derivative valuation changes	—	(1,330)
Amortization of deferred financing costs	30	490
Unit-based compensation	—	2,485
Loss on disposal of assets	68	482
Provision for bad debt	160	826
Other non-cash items	164	732
Changes in working capital, net of acquired assets and liabilities:
Accounts receivable	(4,055)	1,219
Receivables from related parties	—	(2,976)
Inventory	(149)	1,389
Prepaid expenses and other current assets	753	350
Accounts payable and other accrued liabilities	(4,627)	(7,657)
Customer deposits and advances	121	988

NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	(5,895)	5,940

CASH FLOWS FROM INVESTING ACTIVITIES
Capital expenditures	(2,215)	(14,170)
Acquisitions of businesses, net of cash acquired	(25,543)	(272,228)
Release of restricted cash	800	—
Proceeds received from sale of assets	98	216

NET CASH USED IN INVESTING ACTIVITIES	(26,860)	(286,182)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from revolving line of credit	24,518	152,139
Payments on revolving line of credit	(10,750)	(10,000)
Proceeds from long-term debt	—	2,091
Payments on long-term debt	(9,881)	(1,286)
Payments on capital leases	(156)	(202)
Payments on financed insurance premium	(597)	(1,581)
Debt issuance costs	(760)	(3,244)
Distributions to unitholders	(801)	(7,813)
Issuance of units	33,252	150,100

NET CASH PROVIDED BY FINANCING ACTIVITIES	34,825	280,204

Net change in cash and cash equivalents	2,070	(38)
Cash and cash equivalents balance, beginning of period	2,362	4,432

Cash and cash equivalents balance, end of period	$4,432	$4,394

SUPPLEMENTAL DISCLOSURES:
Cash paid for interest	$646	$1,757
Cash paid for taxes	—	35
Non-cash investing and financing transactions:
Accrued capital expenditures	$—	$647
Debt funded portion of acquisition	—	598
Acquistions funded by issuance of units	—	83,778
Assets acquired under capital lease	288	276
Financed insurance premium	983	4,608
Payable due to seller	—	1,003

See accompanying notes to consolidated financial statements

JP ENERGY PARTNERS LP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Tabular dollar amounts, except per unit data, are in thousands)

1. Organization and Description of the Business

        The consolidated financial statements presented herein contain the results of JP Energy Partners LP, a Delaware limited partnership, and its subsidiaries ("JPE"or the "Partnership"). The Partnership was formed in May 2010 by members of management and was further capitalized in June 2011 by ArcLight Capital Partners, LLC ("ArcLight") to own, operate, develop and acquire a diversified portfolio of midstream energy assets. The Partnership's operations currently consist of: (i) crude oil storage, gathering and transportation; (ii) refined products terminaling and storage; and (iii) natural gas liquid ("NGL") distribution and sales, which together provide midstream infrastructure solutions for the growing supply of crude oil, refined products and NGLs, in the United States.

2. Summary of Significant Accounting Policies

Principles of Consolidation

        The consolidated financial statements of the Partnership have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). All inter-company accounts and transactions have been eliminated in the preparation of the accompanying consolidated financial statements.

Use of Estimates

        The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities as of the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Cash and Cash Equivalents

        The Partnership considers all highly liquid instruments with an original maturity of three months or less at the time of issuance to be cash equivalents.

Accounts Receivable

        Accounts receivable are reported net of the allowance for doubtful accounts. The allowance for doubtful accounts is based on specific identification and historical collection results. Account balances considered to be uncollectible are recorded to the allowance for doubtful accounts and charged to bad debt expense, which is included in general and administrative expenses in the consolidated statements of operations. The balance is considered past due or delinquent based on contractual terms with the customer. The allowance for doubtful accounts was $172,000 and $691,000 as of December 31, 2011 and 2012, respectively. Bad debt expense for the years ended December 31, 2011 and 2012 was $160,000 and $826,000, respectively.

Inventory

        Inventory is stated at the lower of cost or market. Cost is determined using the first-in, first-out (FIFO) method.

JP ENERGY PARTNERS LP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Tabular dollar amounts, except per unit data, are in thousands)

2. Summary of Significant Accounting Policies (Continued)

Prepaid Expenses and Other Current Assets

        Prepaid expenses primarily relate to prepaid insurance premiums, which totaled $818,000 and $4,235,000 at December 31, 2011 and 2012, respectively.

Derivative Instruments and Hedging Activities

        The Partnership recognizes all derivative instruments as either assets or liabilities in the balance sheet at their respective fair values. The Partnership did not have any derivatives designated in hedging relationships during the years ended December 31, 2011 or 2012. Therefore, the change in the fair value of the derivative asset or liability is reflected in net loss on the consolidated statements of operations.

Property, Plant and Equipment

        Property, plant and equipment is recorded at historical cost of construction, or, upon acquisition, the fair value of the assets acquired. Maintenance and repairs are charged to operating expense and any major additions and improvements that materially extend the useful lives of property, plant and equipment are capitalized. At the time assets are retired, or otherwise disposed of, the asset and related accumulated depreciation are removed from the account, and any resulting gain or loss is recognized within the consolidated statements of operations.

        The Partnership accounts for asset retirement obligations by recognizing on its balance sheet the net present value of any legally binding obligation to remove or remediate tangible long-lived assets, such as requirements to dispose of equipment. The Partnership records a liability for asset retirement obligations when a known obligation exists under current law or contract and when a reasonable estimate of the value of the liability can be made.

        Depreciation of property, plant and equipment is recorded on a straight-line basis over the following estimated useful lives:

Buildings	20 - 45 years
Site improvements	3 - 5 years
Leasehold improvements	20 - 25 years
Transportation equipment	5 - 15 years
Propane tanks	3 - 5 years
Bulk storage tanks	15 - 20 years
Bulk storage facilities	20 - 50 years
Office furniture and fixture	5 years
Other equipment	3 - 5 years

Leases

        The Partnership has both capital and operating leases. Classification is made at the inception of the lease. The classification of leases is based on the extent to which risks and rewards incidental to ownership of a leased asset lie with the lessor or the lessee.

JP ENERGY PARTNERS LP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Tabular dollar amounts, except per unit data, are in thousands)

2. Summary of Significant Accounting Policies (Continued)

        Leased property meeting certain capital lease criteria is capitalized and the present value of the related lease payments is recorded as a liability. The present value of the minimum lease payments is calculated utilizing the lower of the Partnership's incremental borrowing rate or the lessor's interest rate implicit in the lease, if known by the Partnership. Depreciation of capitalized leased assets is computed utilizing the straight-line method over the shorter of the estimated useful life of the asset or the lease term and is included in depreciation and amortization in the Partnership's consolidated statements of operations. However, if the lease meets the bargain purchase or transfer of ownership criteria, the asset shall be amortized in accordance with the Partnership's normal depreciation policy for owned assets.

        Minimum rent payments under operating leases are recognized as an expense on a straight-line basis over the lease term, including any rent free periods.

Impairment of Long-Lived Assets

        Long-lived assets such as property, plant and equipment, and acquired intangible assets subject to depreciation and amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If circumstances require a long-lived asset or asset group to be tested for possible impairment, the Partnership first compares undiscounted cash flows expected to be generated by that asset or asset group to its carrying value. If the carrying value of the long-lived asset or asset group is not recoverable on an undiscounted cash flow basis, impairment is recognized to the extent that the carrying value exceeds its fair value. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values and third-party independent appraisals, as considered necessary (Level 3).

Goodwill and Other Intangible Assets

        The Partnership applies Accounting Standards Codification ("ASC") 805, "Business Combinations," and ASC 350, "Intangibles—Goodwill and Other," to account for goodwill and intangible assets. In accordance with these standards, the Partnership amortizes all definite lived intangible assets over their respective estimated useful lives, while goodwill has an indefinite life and is not amortized. The Partnership reviews finite lived intangible assets subject to amortization for impairment whenever events or circumstances indicate that the associated carrying amount may not be recoverable.

        Goodwill is not amortized but is tested for impairment at least annually, or more frequently whenever a triggering event or change in circumstances occurs, at the reporting unit level. A reporting unit is the operating segment, or business one level below the operating segment if discrete financial information is prepared and regularly reviewed by segment management. The Partnership is required to recognize an impairment charge if the carrying amount of the reporting unit exceeds its fair value.

        No provision for goodwill or other intangible asset impairments was recorded during 2011 or 2012.

Business Combinations

        When a business is acquired, the Partnership allocates the purchase price to the various components of the acquisition based upon the fair value of each component using various valuation techniques, including the market approach, income approach and/or cost approach. The accounting standard for business combinations requires most identifiable assets, liabilities, noncontrolling interests

JP ENERGY PARTNERS LP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Tabular dollar amounts, except per unit data, are in thousands)

2. Summary of Significant Accounting Policies (Continued)

and goodwill acquired to be recorded at fair value. Transaction costs related to the acquisition of the business are expensed as incurred. Costs associated with the issuance of debt associated with a business combination are capitalized and included as a yield adjustment to the underlying debt's stated rate. Acquired intangible assets other than goodwill are amortized over their estimated useful lives unless the lives are determined to be indefinite.

Deferred Financing Costs

        Debt issuance costs are deferred and are recorded net of accumulated amortization on the consolidated balance sheets as deferred financing costs, and totaled $710,000 and $2,967,000 at December 31, 2011 and 2012, respectively. These costs are amortized over the terms of the related debt using the effective interest rate method for the notes payable and the straight-line method for the revolving credit facilities. As a result of the financing transactions discussed in Note 10, the Partnership wrote off $95,000 and $497,000 of deferred financing costs associated with the extinguishment of debt during the years ended December 31, 2011 and 2012, respectively, which is recorded in other expenses on the consolidated statements of operations. Amortization of deferred financing costs is recorded in interest expense and totaled $30,000 and $490,000 for the years ended December 31, 2011 and 2012, respectively.

Customer Deposits and Advances

        Certain customers are offered a prepayment program which requires a customer to pay a fixed periodic amount or to otherwise prepay a portion of their anticipated product purchases. Customer prepayments in excess of associated billings are classified as customer deposits and advances on the consolidated balance sheets.

Revenue Recognition

        The Partnership recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred and/ or services have been rendered, the seller's price to the buyer is fixed and determinable and collectability is reasonably assured.

Crude oil gathering, transportation and storage

        The Partnership generates crude oil storage revenues pursuant to a long-term contract with one customer by charging a fixed monthly fee per barrel of storage capacity that is not contingent on actual usage of storage tanks. The majority of crude oil gathering and transportation revenues were generated pursuant to two long-term contracts that allow for a customer fee, based on the volume of crude oil gathered and distance transported.

        Revenues generated from the transportation and storage of crude oil are recognized when the services are provided. Revenues generated from gathering and transportation of crude oil recognized upon delivery of the product, and when payment has either been received or collection is reasonably assured. Revenues generated from the storage of crude oil are recognized in the period of services provided. For certain crude oil gathering and transportation arrangements, the Partnership purchases crude oil from, and sells crude oil to, the same counterparty at a fixed price. Such transactions are

JP ENERGY PARTNERS LP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Tabular dollar amounts, except per unit data, are in thousands)

2. Summary of Significant Accounting Policies (Continued)

entered in contemplation of one another and are presented on a net basis in the accompanying statements of operations.

Refined products terminaling and storage

        The Partnership generates fee-based revenues with longstanding customers under contracts that, consistent with industry practice, typically contain evergreen provisions after an initial term of six months to two years. Revenues are also generated by selling excess refined products that result from blending, additization and inventory control processes.

        Revenues from refined products are recognized as products are delivered by or stored by the Partnership.

NGLs distribution and sales

        Revenues from the sale of NGLs are recognized in the period that the products are delivered. Revenues from NGLs are determined by charging a price per gallon of propane consisting of a pass through of the propane product supply, transportation, handling and storage costs plus a margin, and also through the exchange of propane-filled cylinders at an agreed upon contract price.

        Revenue-related taxes collected from customers and remitted to taxing authorities, principally sales and use taxes, are presented on a net basis within the consolidated statements of operations.

Cost of sales

        Cost of sales includes all costs to acquire NGLs, other gas liquids and refined fuels, and transport NGLs, refined fuels and crude oil.

Operating expenses

        Operating expenses primarily include the personnel, vehicle, delivery, handling, office, selling, marketing, credit and collections and other expenses related to the distribution, terminaling and storage of products and related equipment and supplies.

        Expenses associated with the delivery of products to customers (including vehicle expenses, expenses of delivery personnel and vehicle repair and maintenance) are classified as operating expenses in the consolidated statements of operations.

General and administrative expenses

        General and administrative expenses primarily include wages and benefits and department related costs for human resources, legal, finance and accounting, administrative support and supply.

Fair value measurement

        The Partnership utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible. The Partnership determines fair value based on assumptions that market participants would use in pricing an asset or liability in the principal or most advantageous market. When considering market participant assumptions in fair value

JP ENERGY PARTNERS LP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Tabular dollar amounts, except per unit data, are in thousands)

2. Summary of Significant Accounting Policies (Continued)

measurements, the following fair value hierarchy distinguishes between observable and unobservable inputs, which are categorized in one of the following levels:

        Level 1 Inputs—Unadjusted quoted prices in active markets for identical assets or liabilities accessible to the reporting entity at the measurement date.

        Level 2 Inputs—Other than quoted prices included in Level 1 inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.

        Level 3 Inputs—Unobservable inputs for the asset or liability used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at measurement date.

        The fair value of the Partnership's derivatives (see Note 11) was estimated using industry standard valuation models using market-based observable inputs, including commodity pricing and interest rate curves (Level 2). The Partnership does not have any other assets or liabilities measured at fair value on a recurring basis.

        The Partnership's other financial instruments consist primarily of cash and cash equivalents, trade and other receivables, accounts payable, accrued expenses and long term debt. The carrying value of the Partnership's trade and other receivables, accounts payable and accrued expenses approximates fair value due to their highly liquid nature, short term maturity, or competitive rates assigned to these financial instruments. The fair value of long-term debt approximates the carrying value as the underlying instruments are at rates similar to current rates offered to the Partnership for debt with the same remaining maturities.

        The Partnership may adjust the carrying amount of certain nonfinancial assets to fair value on a non-recurring basis when they are impaired. No such adjustments were made in the years ended December 31, 2011 or 2012.

Concentrations of Credit Risk

        Cash and cash equivalents are maintained at financial institutions and, at times, balances may exceed federally insured limits. The Partnership has not experienced any losses related to these balances.

        The Partnership believes that due to the competitive nature of the industry and available marketing alternatives, the Partnership is not dependent on any single customer.

Income Taxes

        The Partnership is a limited partnership, and therefore is not directly subject to federal income taxes or most state income taxes. The taxable income (loss) of the Partnership will be included in the federal income tax returns filed by their individual partners. Accordingly, no federal income tax provision has been made in the consolidated financial statements of the Partnership since the income tax is an obligation of the partners. The Partnership is subject to Texas margin tax, which is reported in income tax expense in the consolidated statements of operations.

        ASC Topic 740, "Income Taxes", requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Partnership's state tax returns and disallows the recognition of tax

JP ENERGY PARTNERS LP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Tabular dollar amounts, except per unit data, are in thousands)

2. Summary of Significant Accounting Policies (Continued)

positions not deemed to meet a "more-likely-than-not" threshold of being sustained by the applicable tax authority. The Partnership's management does not believe it has any tax positions taken within its consolidated financial statements that would not meet this threshold. The Partnership's policy is to reflect interest and penalties related to uncertain tax positions as part of its income tax expense, when and if they become applicable.

Equity-Based Compensation

        The Partnership's equity-based compensation is measured at fair value on the grant date, date of modification or end of the period, as applicable, and recognized in earnings over the requisite service period. Depending upon the settlement terms of the awards, all or a portion of the fair value of equity-based awards may be presented as equity in the consolidated balance sheets. Equity-based compensation costs associated with the portion of awards classified as equity are measured based upon their estimated fair value on the date of grant or modification. For a further description of equity-based compensation plans and related disclosures, see Note 13.

Recent Accounting Pronouncements

        In May 2011, the FASB issued Accounting Standards Update ("ASU") No. 2011-04, "Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in GAAP and IFRS," which amends ASC 820, "Fair Value Measurement." The amended guidance changes the wording used to describe many requirements in U.S. GAAP for measuring fair value and for disclosing information about fair value measurements. Additionally, the amendments clarify the FASB's intent about the application of existing fair value measurement requirements. The guidance provided in ASU No. 2011-04 is effective for interim and annual periods beginning after December 15, 2011 and is applied prospectively. The Partnership adopted this guidance on January 1, 2012. The adoption of the guidance did not have a significant effect on the Partnership's consolidated financial statements.

3. Net Loss Per Unit

        Loss per limited partner unit is calculated in accordance with the two-class method for determining income per unit for master limited partnerships ("MLPs") when incentive distribution rights ("IDRs") and other participating securities are present. The two-class method requires that income per limited partner unit be calculated as if all earnings for the period were distributed as cash, and allocated by applying the provisions of the partnership agreement, and requires a separate calculation for each quarter and year-to-date period. Under the two-class method, any excess of distributions declared over net income is allocated to the partners based on their respective sharing of income specified in the partnership agreement. For the years ended December 31, 2011 and 2012, diluted earnings per unit equaled basic earnings per unit because all instruments were antidilutive.

        The Partnership had 1,136,364 convertible preferred units for the year ended December 31, 2011 and 2012 that were not included in the computation of diluted earnings per unit because to do so would have been antidilutive for the periods presented.

        The preferred units earn cumulative distributions each quarter equal to the greater of (a) the amount of aggregate distributions in cash for such quarter that would be payable if the preferred units had been converted into common and (b) the minimum quarterly distribution of $0.50 per unit. The

JP ENERGY PARTNERS LP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Tabular dollar amounts, except per unit data, are in thousands)

3. Net Loss Per Unit (Continued)

net loss attributable to preferred units includes cumulative distributions declared and the preferred units' proportionate share of net loss for the years ended December 31, 2011 and 2012.

4. Acquisitions

2011 Acquisitions

Acquisition of Conway Oil Company

        On June 29, 2011, the Partnership, through its Pinnacle Propane subsidiary, acquired 100% of the operating assets of Conway Oil Company ("Conway Oil") for $9,540,000 in cash that was funded by partner contributions. Conway Oil is headquartered in Albuquerque, New Mexico and is in the retail and wholesale propane, gasoline and diesel fuel distribution business. Conway Oil has operations in Clovis, Tucumcari, Fort Sumner and Santa Rosa, New Mexico. Conway Oil distributes propane, gasoline and diesel to its customers throughout Eastern New Mexico and West Texas. This acquisition further strengthened the Partnership's presence throughout New Mexico, and added to its existing footprint in Southeast New Mexico and West Texas.

        The following table represents the allocation of the total purchase price of this acquisition to the assets acquired and liabilities assumed:

Accounts receivable	$1,662
Inventory	526
Other	1

Total current assets	2,189
Property, plant and equipment	6,147
Intangible assets:
Customer relationships	494
Noncompete agreements	468
Other intangible assets	74

Total assets acquired	9,372
Total liabilities assumed	(137)

Total identifiable net assets acquired	9,235
Goodwill	305

Net assets acquired	$9,540

        Goodwill associated with the Conway Oil acquisition principally results from synergies expected from combined operations and from assembled workforce. The fair values of the acquired intangible assets were estimated by applying the income approach. That measure is based on significant inputs that are not observable in the market, which ASC 820 refers to as Level 3 inputs. Customer relationships are amortized over a weighted average useful life of 15 years and noncompete agreements are amortized over a weighted average useful life of 5 years.

JP ENERGY PARTNERS LP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Tabular dollar amounts, except per unit data, are in thousands)

4. Acquisitions (Continued)

Acquisition of Vista Propane (Midland 66)

        On September 19, 2011, the Partnership, through its Pinnacle Propane subsidiary, acquired 100% of the retail and wholesale distribution assets of Vista Propane, LLC ("Midland 66") for $9,389,000 in cash that was funded by partner contributions. The acquisition of Midland 66 added refined fuels, oils and lubricants to the Partnership's propane distribution products in West Texas and further complimented the Partnership's recent acquisition of Conway Oil in Eastern New Mexico.

        The following table represents the allocation of the total purchase price of this acquisition to the assets acquired and liabilities assumed:

Cash	$696
Accounts receivable	2,809
Inventory	672
Other current assets	4

Total current assets	4,181
Property, plant and equipment	3,870
Intangible assets:
Tradename	440
Customer relationships	605
Noncompete agreements	217

Total assets acquired	9,313
Total liabilities assumed	(691)

Total identifiable net assets acquired	8,622
Goodwill	767

Net assets acquired	$9,389

        Goodwill associated with the Midland 66 acquisition principally results from synergies expected from combined operations and from assembled workforce. The fair values of the acquired intangible assets were estimated by applying the income approach. That measure is based on significant inputs that are not observable in the market, which ASC 820 refers to as Level 3 inputs. The tradename is amortized over a useful life of 30 years, customer relationships are amortized over a weighted average useful life of 15 years, and non-compete agreements are amortized over a weighted average useful life of 3 years.

Acquisition of HBH

        On November 15, 2011, the Partnership acquired substantially all of the community propane systems of HBH Operations, LLC and its affiliates ("HBH") for $2,388,000 in cash that was funded by borrowings under the Partnership's revolving acquisition credit facility, and a liability in the form of a promissory note that was fair valued at $1,664,000 ("HBH Note"). Total payments under the HBH Note are contingent based on the actual meter connections measured on the HBH Note's expiration date of December 31, 2016, with a minimum amount of $2,012,500. No payments in excess of the minimum amount are expected to occur. The fair value measure is based on significant inputs that are

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Tabular dollar amounts, except per unit data, are in thousands)

4. Acquisitions (Continued)

not observable in the market, which ASC 820 refers to as Level 3 inputs. The acquisition of HBH further expanded the Partnership's coverage in community propane distribution systems in Texas.

        The following table represents the allocation of the total purchase price of this acquisition to the assets acquired and liabilities assumed:

Accounts receivable	$47
Inventory	72

Total current assets	119
Property, plant and equipment	2,115
Intangible assets:
Customer contracts	902
Other	48

Total assets acquired	3,184
Total liabilities assumed	(31)

Total identifiable net assets acquired	3,153
Goodwill	899

Net assets acquired	$4,052

        Goodwill associated with the HBH acquisition principally results from synergies expected from combined operations and from assembled workforce. The fair values of the acquired intangible assets were estimated by applying the income approach. That measure is based on significant inputs that are not observable in the market, which ASC 820 refers to as Level 3 inputs. Customer contracts are amortized over a weighted average useful life of 25 years.

Other Acquisitions

        In addition to the acquisitions disclosed above, during 2011, the Partnership acquired substantially all of the retail and wholesale propane distribution assets from companies summarized below:

Date of acquisition	Name of acquired entity	Total purchase price
June 28, 2011	Georgetown Propane, LLC	$1,700
July 5, 2011	A+ Propane, Inc.	342
September 7, 2011	House Co-op Association	776
December 12, 2011	Arthur Propane, Inc.	2,107

        The Partnership used borrowings under the Partnership's revolving acquisition credit facility to fund these acquisitions. These acquisitions further expanded the Partnership's existing propane distribution systems.

JP ENERGY PARTNERS LP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Tabular dollar amounts, except per unit data, are in thousands)

4. Acquisitions (Continued)

        The following table represents the allocation of the aggregated purchase price to the assets acquired and liabilities assumed related to the four acquisitions described above, which are individually insignificant:

Accounts receivable	$59
Inventory	152

Total current assets	211
Property, plant and equipment	2,389
Intangible assets:
Customer relationships	1,146
Noncompete agreements	423

Total assets acquired	4,169
Total liabilities assumed	(104)

Total identifiable net assets acquired	4,065
Goodwill	860

Net assets acquired	$4,925

        Goodwill associated with these acquisitions principally results from synergies expected from combined operations and from assembled workforce. The fair values of the acquired intangible assets were estimated by applying the income approach. That measure is based on significant inputs that are not observable in the market, which ASC 820 refers to as Level 3 inputs. Customer relationships are amortized over a weighted average useful life of 11 years, and non-compete agreements are amortized over a weighted average useful life of 5 years.

2012 Acquisitions

Acquisition of Heritage Propane Express, LLC

        On June 7, 2012, the Partnership completed the acquisition of 100% of the outstanding membership interests in Heritage Propane Express, LLC ("HPX"). HPX is engaged in the business of preparing, distributing, marketing and selling 20-pound portable propane cylinders pre-filled with propane and collecting used 20-pound portable cylinders for refilling or disposal.

        The acquisition of HPX added new channels of propane distribution to the Partnership's existing propane distribution system and provided a natural hedge to mitigate the seasonality associated with demand for propane. Consideration consisted of a payment of $61,727,000 in cash, which was funded by a combination of borrowings under the Partnership's revolving credit facility and capital contributions, and a note payable to the former owners of $6,612,000, which was repaid in 2012.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Tabular dollar amounts, except per unit data, are in thousands)

4. Acquisitions (Continued)

        The following table represents the allocation of the total purchase price of this acquisition to the assets acquired and liabilities assumed:

Cash	$7,202
Accounts receivable	5,909
Inventory	2,420
Prepaid assets	31

Total current assets	15,562
Property, plant and equipment	35,416
Intangible assets:
Tradename	472
Customer relationships	12,018
Noncompete agreements	684
Other long term assets	5

Total assets acquired	64,157
Total liabilities assumed	(8,399)

Total identifiable net assets acquired	55,758
Goodwill	12,581

Net assets acquired	$68,339

        The fair value of the current assets acquired includes trade receivables with a fair value of $5,909,000. The gross amount due is $6,024,000, of which $115,000 is expected to be uncollectable. Liabilities assumed include $3,097,000 of accounts payable, $4,252,000 of accrued expenses, $435,000 of other long term liabilities, and $615,000 of long-term debt.

        Goodwill associated with the HPX acquisition principally results from synergies expected from combined operations and from assembled workforce. The fair values of the acquired intangible assets were estimated by applying the income approach. That measure is based on significant inputs that are not observable in the market, which ASC 820 refers to as Level 3 inputs. Trademarks are amortized over an estimated useful life of one year, customer relationships are amortized over a weighted average useful life of 15 years, and non-compete agreements are amortized over a weighted average useful life of 5 years.

        Revenues and net earnings attributable to HPX and included in the consolidated statement of operations totaled $32,934,000 and $1,681,000, respectively, for the period from June 7, 2012 to December 31, 2012.

Acquisition of Falco Energy Transportation

        On July 20, 2012, the Partnership acquired all of the membership interests of Falco Energy Transportation, LLC and its subsidiaries ("FET"). FET is engaged in providing crude oil gathering and transportation services to producers, marketers and refiners of crude oil.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Tabular dollar amounts, except per unit data, are in thousands)

4. Acquisitions (Continued)

        The acquisition added new services to the Partnership's existing fee-based midstream operation. The total purchase price of $55,464,000 consisted of a payment of $41,561,000 in cash that was funded by borrowings under the Partnership's revolving credit facility, and the issuance of 666,667 Class C Common Units representing limited partner interests in the Partnership valued at $13,903,000. The fair value of the units was determined using a discounted cash flow model that includes a market multiple applied to the terminal year (Level 3). The assumed liabilities include an assumed debt obligation of $6,532,000.

        The following table represents the allocation of the total purchase price of this acquisition to the assets acquired and liabilities assumed:

Cash	$223
Accounts receivable	4,850
Other receivable	86
Prepaid assets	925

Total current assets	6,084
Property, plant and equipment	15,737
Intangible assets:
Trademarks	1,421
Customer relationships	663
Noncompete agreements	634
Customer contract	11,285
Other	34

Total assets acquired	35,858
Total liabilities assumed	(10,630)

Total identifiable net assets acquired	25,228
Goodwill	30,236

Net assets acquired	$55,464

        Goodwill associated with the Falco acquisition principally results from synergies expected from expanded operations and from assembled workforce. The fair values of the acquired intangible assets were estimated by applying the income approach. That measure is based on significant inputs that are not observable in the market, which ASC 820 refers to as Level 3 inputs. Trademarks are amortized over an estimated useful life of 10 years, customer relationships are amortized over a weighted average useful life of 7 years, non-compete agreements are amortized over a weighted average useful life of 5 years, and the customer contract is amortized over a useful life of 7 years.

        Revenues attributable to Falco and included in the consolidated statement of operations totaled $15,007,000 for the period from July 20, 2012 to December 31, 2012.

Acquisition of Parnon Storage, LLC

        On August 3, 2012, the Partnership acquired 100% of the issued and outstanding membership interests in Parnon Storage, LLC for $91,936,000 in cash which was funded by a combination of

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Tabular dollar amounts, except per unit data, are in thousands)

4. Acquisitions (Continued)

borrowings under the Partnership's revolving credit facility and capital contributions. Parnon Storage, LLC is engaged in providing crude oil storage in Cushing, Oklahoma.

        The acquisition further expanded the Partnership's fee-based business in crude oil services operation. The results of operations have been included in the consolidated financial statements since the date of acquisition.

        The following table represents the allocation of the total purchase price of this acquisition to the assets acquired and liabilities assumed:

Cash	$91
Prepaid assets	347

Total current assets	438
Property, plant and equipment	52,958
Intangible assets:
Customer contract	26,993
Other intangible assets	310
Favorable lease	198

Total assets acquired	80,897
Total liabilities assumed	(2)

Total identifiable net assets acquired	80,895
Goodwill	11,041

Net assets acquired	$91,936

        A portion of the acquired lease portfolio contained a favorable lease. The acquired lease terms were compared to current market lease terms to determine if the acquired lease was below or above the current rates tenants would pay for similar leases. The favorable lease is amortized to rent expense on a straight line basis over the life of the related lease, which is 45 years.

        Goodwill associated with the Parnon Storage acquisition principally results from synergies expected from expanded operations and from assembled workforce. The fair values of the acquired intangible assets were estimated by applying the income approach. That measure is based on significant inputs that are not observable in the market, which ASC 820 refers to as Level 3 inputs. The customer contract is being amortized over a weighted average useful life of 7 years.

        Revenues and net earnings attributable to Parnon Storage and included in the consolidated statement of operations totaled $6,000,000 and $2,617,000, respectively, for the period from August 3, 2012 to December 31, 2012.

Acquisition of North Little Rock, Arkansas and Caddo Mills, Texas Terminals

        On November 27, 2012, the Partnership acquired substantially all of the assets of Truman Arnold Companies' refined petroleum products pipeline terminal in Caddo Mills, Texas ("Caddo") and in North Little Rock, Arkansas ("ATT"), for $62,500,000 in cash and 2,500,000 Class C Common Units representing limited partner interests in the Partnership valued at $69,875,000. ATT and Caddo are

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Tabular dollar amounts, except per unit data, are in thousands)

4. Acquisitions (Continued)

engaged in the terminaling, storage and distribution of refined products. The acquisitions added new services to the Partnership's existing fee-based midstream operation. The acquisition was accounted for as a business combination which, among other things, requires assets acquired to be measured at their acquisition date fair values. Accordingly, the results of operations have been included in the consolidated financial statements since the date of acquisition.

        The following table represents the allocation of the total purchase price of this acquisition to the assets acquired and liabilities assumed:

Other receivable	$83
Property, plant and equipment	25,488
Intangible assets:
Customer relationships	45,457
Noncompete agreements	227
Other	40

Total assets acquired	71,295
Total liabilities assumed	(83)

Total identifiable net assets acquired	71,212
Goodwill	61,163

Net assets acquired	$132,375

        Goodwill associated with the ATT and Caddo acquisitions principally results from synergies expected from expanded operations and from assembled workforce. The fair values of the acquired intangible assets were estimated by applying the income approach. That measure is based on significant inputs that are not observable in the market, which ASC 820 refers to as Level 3 inputs. Customer relationships are amortized over a weighted average useful life of 15 years and non-compete agreements are amortized over a weighted average useful life of 3 years.

        Revenues attributable to ATT and Caddo and included in the consolidated statement of operations totaled $2,707,000 for the period from November 27, 2012 to December 31, 2012.

Acquisition of SemStream Arizona Propane, L.L.C. and Certain Assets

        On December 31, 2012, the Partnership acquired (i) all of the issued and outstanding equity interests in SemStream Arizona Propane, L.L.C. and (ii) substantially all of the assets involving the distribution and/or sale of propane of Semstream, L.P. relating to SemStream Arizona Propane, L.L.C. for $14,657,000 in cash, of which $13,654,000 was paid on the acquisition date and $1,003,000 was paid in March 2013 as the final working capital adjustment. The consideration paid was funded by a combination of borrowings under the Partnership's revolving acquisition credit facility and capital contributions. SemStream Arizona Propane, L.L.C. (n/k/a Alliant Arizona Propane, LLC) is an Arizona public service corporation and owns and operates a propane distribution system and business in the cities and outlying areas of Payson, Pine, Strawberry and Page, Arizona.

        SemStream Arizona Propane, L.L.C.'s non-regulated and regulated propane distribution operations are subject to the code set forth in the National Fire Protection Association Standard #58, Standard

JP ENERGY PARTNERS LP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Tabular dollar amounts, except per unit data, are in thousands)

4. Acquisitions (Continued)

for the Storage and Handling of Liquified Petroleum Gases. Arizona state agencies routinely conduct audits to ensure compliance with such regulations. SemStream Arizona Propane, L.L.C. utility operations are subject to regulations to the Arizona Corporation Commission ("ACC"). The ACC regulates the selling price of propane gas to customers connected to SemStream Arizona Propane, L.L.C.'s underground propane gas systems in Payson and Page, Arizona. The ACC also conducts annual inspections of the Payson and Page utility underground pipeline systems under authority delegated from the Department of Transportation.

        The acquisition expanded the Partnership's coverage in community propane distribution systems to Arizona. The acquisition was accounted for as a business combination which, among other things, requires assets acquired and liabilities assumed to be measured at their acquisition date fair values.

        The following table represents the allocation of the total purchase price of this acquisition to the assets acquired and liabilities assumed:

Cash	$202
Accounts receivable	2,359
Inventory	874
Prepaid assets	1,038

Total current assets	4,473
Property, plant and equipment	11,271
Intangible assets:
Noncompete agreements	151
Other	74

Total assets acquired	15,969
Total liabilities assumed	(3,039)

Total identifiable net assets acquired	12,930
Goodwill	1,727

Net assets acquired	$14,657

        Goodwill associated with the SemStream acquisition principally results from synergies expected from combined operations and from assembled workforce. The fair values of the acquired intangible assets were estimated by applying the income approach. That measure is based on significant inputs that are not observable in the market, which ASC 820 refers to as Level 3 inputs. Non-compete agreements are amortized over a weighted average useful life of 3 years.

JP ENERGY PARTNERS LP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Tabular dollar amounts, except per unit data, are in thousands)

4. Acquisitions (Continued)

Other Acquisitions

        In addition to the above acquisitions, the Partnership acquired the entities summarized below, for a total purchase price of $9,166,000, of which $8,568,000 was paid in cash and $598,000 was issued as a promissory note to the seller:

Date of acquisition	Name of acquired entity	Total purchase price
January 10, 2012	MK Gas Ltd. (d/b/a Bill Smith Butane)	$1,833
May 1, 2012	Reynolds Brothers Propane, Inc.	4,515
December 31, 2012	Tri-State Propane, Inc.	2,818

        The following table represents the allocation of the aggregated purchase price to the assets acquired and liabilities assumed related to the three acquisitions described above, which are individually insignificant:

Accounts receivable	$534
Inventory	472
Prepaid assets	62

Total current assets	1,068
Property, plant and equipment	4,836
Intangible assets:
Customer relationships	1,512
Other	337

Total assets acquired	7,753
Total liabilities assumed	(442)

Total identifiable net assets acquired	7,311
Goodwill	1,855

Net assets acquired	$9,166

        Goodwill associated with these acquisitions principally results from synergies expected from combined operations and from assembled workforce. The fair values of the acquired intangible assets were estimated by applying the income approach. That measure is based on significant inputs that are not observable in the market, which ASC 820 refers to as Level 3 inputs. Customer relationships are amortized over a weighted average useful life of 13 years.

        The goodwill amounts noted for all 2012 acquisitions reflect the difference between purchase prices less the fair value of net assets acquired. Goodwill was warranted because these acquisitions enhance the Partnership's current operations, and certain acquisitions are expected to reduce costs through synergies with existing operations. The Partnership does not believe that the acquired intangible assets have any significant residual value at the end of their respective useful life.

JP ENERGY PARTNERS LP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Tabular dollar amounts, except per unit data, are in thousands)

4. Acquisitions (Continued)

Pro Forma Information

        The following unaudited pro forma information summarizes the results of operations for the years ended December 31, 2011 and 2012 as if the significant acquisitions noted above had been completed at the beginning of the prior comparative year. Financial information of certain acquisitions was impractical to obtain and accordingly have not been included in the pro forma financial information presented below.

        The pro forma data combines the Partnership's consolidated results with those of the acquired entities (prior to acquisition) for the periods shown. The results are adjusted for amortization, depreciation, interest expense and income taxes relating to the acquisitions. No effect has been given to cost reductions or operating synergies in this presentation. These pro forma amounts do not purport to be indicative of the results that would have actually been achieved if the acquisitions had occurred as of the beginning of the periods presented or that may be achieved in the future. The pro forma amounts are as follows:

	Year ended December 31,
	2011 (unaudited)	2012 (unaudited)
Pro forma consolidated revenue	$207,354	$245,513
Pro forma consolidated net income	$1,495	$2,789

5. Inventory

        Inventory consists of the following as of December 31, 2011 and 2012:

	December 31,
	2011	2012
NGLs	$1,732	$2,556
Diesel	134	349
Materials, supplies and equipment	436	2,041

Total inventory	$2,302	$4,946

JP ENERGY PARTNERS LP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Tabular dollar amounts, except per unit data, are in thousands)

6. Property, Plant and Equipment, net

        Property, plant and equipment consists of the following as of December 31, 2011 and 2012:

	December 31, 2011	December 31, 2012
Land	$2,191	$7,161
Buildings and improvements	2,430	9,848
Transportation equipment	7,000	27,860
Storage and propane tanks	16,702	125,082
Office furniture and fixture	221	1,579
Other equipment	1,260	9,311
Construction-in-progress	—	8,215

Total property, plant and equipment	29,804	189,056
Less: accumulated depreciation	(2,084)	(10,766)

Property, plant and equipment, net	$27,720	$178,290

        Depreciation expense totaled $1,831,000 and $8,885,000 for December 31, 2011 and 2012, respectively, which is included in depreciation and amortization expense in the consolidated statements of operations.

        As discussed in Note 4 "Acquisitions", the Partnership acquired $14,521,000 and $145,706,000 in property, plant and equipment during the years ended December 31, 2011 and 2012, respectively. The fair value of these acquired assets was determined using both the market and cost approaches. This measure is based on significant inputs that are not observable in the market, which ASC Section 820-10-35 refers to as Level 3 inputs.

        During 2011, the Partnership sold property, plant and equipment with a carrying value of $166,000 for $98,000 resulting in a loss on disposal of assets of $68,000. During 2012, the Partnership sold property, plant and equipment with a carrying value of $698,000 for proceeds totaling $216,000 resulting in a loss on disposal of assets of $482,000.

7. Goodwill and Intangible Assets

        Acquired intangible assets consist of the following for the years ended December 31, 2011 and 2012:

	December 31, 2011
	Gross carrying amount	Accumulated amortization	Net carrying amount
Customer relationships	$9,398	$(933)	$8,465
Noncompete agreements	1,255	(157)	1,098
Tradenames	514	(48)	466
Customer Contract	902	(6)	896

Total	$12,069	$(1,144)	$10,925

JP ENERGY PARTNERS LP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Tabular dollar amounts, except per unit data, are in thousands)

7. Goodwill and Intangible Assets (Continued)

	December 31, 2012
	Gross carrying amount	Accumulated amortization	Net carrying amount
Customer relationships	$69,107	$(2,919)	$66,188
Noncompete agreements	3,391	(681)	2,710
Tradenames	2,669	(573)	2,096
Customer contract	39,179	(2,455)	36,724
Favorable lease	198	(2)	196
Other	61	(15)	46

Total	$114,605	$(6,645)	$107,960

        Amortization expense totaled $1,010,000 and $5,499,000 for December 31, 2011, and 2012, respectively, which is included in depreciation and amortization expense in the consolidated statements of operations. The amortization of the favorable lease, which totaled $2,000 in 2012, is included in general and administrative expenses in the consolidated statements of operations. There were no accumulated impairment losses at December 31, 2012.

        As discussed in Note 4, "Acquisitions", the Partnership acquired $4,817,000 and $102,536,000 in intangible assets during the years ended December 31, 2011 and 2012, respectively. The weighted average useful life of the intangible assets acquired is 14.5 years and 11.5 years for assets acquired in the years ended December 31, 2011 and 2012, respectively.

        The Partnership amortizes the intangible assets over their estimated period of benefit on a straight-line basis.

        The estimated future amortization expense for amortizable intangible assets to be recognized is as follows:

2013	$11,741
2014	11,374
2015	11,251
2016	11,021
2017	10,755
Thereafter	51,818

Total	$107,960

JP ENERGY PARTNERS LP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Tabular dollar amounts, except per unit data, are in thousands)

7. Goodwill and Intangible Assets (Continued)

        Goodwill activity in 2011 and 2012 consists of the following:

	Crude Oil Storage, Gathering and Transportation	Refined Products Terminaling and Storage	NGL Distribution and Sales	Total
Balance at January 1, 2011	$3,881	$—	$—	$3,881
Goodwill acquired during the year	2,831	—	—	2,831

Balance at December 31, 2011	6,712	—	—	6,712
Goodwill acquired during the year	34,565	61,163	22,875	118,603

Balance at December 31, 2012	$41,277	$61,163	$22,875	$125,315

8. Accrued Liabilities

        Accrued liabilities are comprised of the following as of December 31, 2011 and 2012:

	December 31,
	2011	2012
Taxes payable	$386	$1,243
Accrued payroll and employee benefits	468	3,191
Accrued professional fees	281	609
Accrued inventory purchases	—	790
Insurance payable	—	230
Short-term derivative liabilities	—	1,013
Accrued interest	—	364
Other	220	2,338

	$1,355	$9,778

9. Capital Leases and Other Short Term Debt

        The Partnership has certain leases for buildings, transportation vehicles, computers and office equipment, which are accounted for as capital leases. The leases mature between 2013 and 2021. Assets under capital lease are recorded within property, plant and equipment, net. The following is a summary of assets held under such agreements.

	December 31,
	2011	2012
Buildings and improvements	$16	$138
Transportation equipment	796	877
Office equipment	25	104

	837	1,119
Less: Accumulated depreciation	(478)	(687)

Assets under capital lease, net	$359	$432

JP ENERGY PARTNERS LP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Tabular dollar amounts, except per unit data, are in thousands)

9. Capital Leases and Other Short Term Debt (Continued)

        Scheduled principal repayments of capital lease obligations for each of the next five years ending December 31 and thereafter are as follows:

Years ending December 31,
2013	$269
2014	173
2015	140
2016	91
2017	64
Thereafter	71

808
Less: amounts representing interest	(339)

Total obligations under capital leases	469
Less: current portion	(176)

Long-term capital lease obligation	$293

        The long term capital lease obligation is included within other long term liabilities in the consolidated balance sheets.

Other Short Term Debt

        The Partnership finances a portion of its annual insurance premiums which it pays in installments over eleven months. As of December 31, 2011 and 2012, $729,000 at an interest rate of 3.5% and $3,756,000 at an interest rate of 3.4% were outstanding under this arrangement, respectively.

10. Long-Term Debt

        Long-term debt consists of the following at December 31, 2011 and 2012:

	December 31,
	2011	2012
WFB Working Capital Revolver	$5,000	$8,000
WFB Acquisition Revolver	10,268	149,407
F&M Loans	—	7,647
HBH note payable	1,680	1,626
Reynolds note payable	—	618
Noncompete notes payable	—	441

Total long-term debt	$16,948	$167,739
Less: Current maturities	(105)	(2,973)

Total long-term debt, net of current maturities	$16,843	$164,766

        On November 23, 2010, the Partnership entered into a credit agreement with Texas Capital Bank ("TCB") to fund working capital requirements and the acquisition of propane entities. The TCB Credit

JP ENERGY PARTNERS LP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Tabular dollar amounts, except per unit data, are in thousands)

10. Long-Term Debt (Continued)

Agreement consisted of a $5 million revolving credit facility and a $10 million term loan, which were collateralized by the Partnership's assets and a restricted deposit of $800,000 in a money market account. The maturity date on all draws under the revolving credit facility was November 23, 2012 and the maturity date on the term loan was November 23, 2015. The TCB commitments bore interest at the election of the borrower at the prime rate plus 0.5%, LIBOR rate plus 3.5% or at minimum of 4.5%.

        The TBC Commitments were paid off in full on December 23, 2011 with the proceeds from the Wells Fargo credit agreement. The Partnership recorded a loss of $95,000 on the extinguishment of this debt, related to the write-off of associated deferred financing costs, which is included in other expenses in the consolidated statement of operations for the period ended December 31, 2011.

Wells Fargo Credit Agreement

        On December 23, 2011, the Partnership entered into a credit agreement with Wells Fargo Bank, N.A. (the "WFB Credit Agreement") for working capital requirements, for the acquisition of propane entities, and to pay off its existing TCB commitments. The WFB Credit Agreement consisted of a $20 million working capital revolving loan (the "WFB Working Capital Revolver") and a $30 million acquisition revolving loan (the "WFB Acquisition Revolver") (collectively, the "WFB Commitments"), which mature on December 23, 2015. The WFB Commitments call for quarterly interest payments commencing on March 31, 2012 and any outstanding borrowings due upon maturity. The Partnership's obligations under the WFB Commitments are collateralized by all of the Partnership's assets and certain letters of credit, as required.

        On June 5, 2012, the Partnership amended the WFB Credit Agreement, which increased the WFB Acquisition Revolver by $10 million to a commitment of $40 million. On September 6, 2012, the Partnership amended the WFB Agreement, which increased the WFB Acquisition Revolver by an additional $140 million to a total commitment of $180 million.

        At December 31, 2011 and 2012, the unused balance of the WFB Working Capital Revolver and the WFB Acquisition Revolver was $14,800,000 and $19,732,000, and $11,800,000 and $30,593,000, respectively. Issued and outstanding letters of credit, which reduce available borrowings under the WFB Credit Agreement, totaled $200,000 at December 31, 2012 and 2011. Quarterly, the Partnership pays a variable commitment fee on the unused commitment based on a margin determined by the Partnership's leverage ratio, as defined by the WFB Credit Agreement. The Partnership paid a commitment fee of 0.5% of the unused balance of the WFB Working Capital Revolver and the WFB Acquisition Revolver during 2011 and 2012.

        The WFB Credit Agreement contains various restrictive covenants and compliance requirements including:

  •
  Maintenance of certain financial covenants commencing March 31, 2012 including a leverage ratio, interest coverage ratio, current ratio, and distribution coverage ratio.

  •
  Financial statement reporting requirements, including monthly and quarterly unaudited financial statement reporting and annual audited financial statement reporting.

  •
  Restrictions on cash distributions, including cash distributions to holders of equity units, unless certain leverage and coverage ratios are maintained before and after the cash distribution.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Tabular dollar amounts, except per unit data, are in thousands)

10. Long-Term Debt (Continued)

  •
  Upon certain events, such as bankruptcy filing or involuntary liquidation and as defined in the WFB Credit Agreement, all outstanding debt obligations become immediately payable and all commitments and further obligations to issue any additional letters of credit are immediately terminated.

        At the time of each borrowing under the WFB Commitments, the Partnership may elect either the LIBOR borrowing rate or the alternative base rate as defined in the WFB Credit Agreement. The applicable elected borrowing rates are re-determined based on the calculated leverage ratio as of the end of each fiscal quarter. The effective borrowing rate for the WFB Commitments was 5% and 3.8% for the years ended December 31, 2011 and 2012, respectively. To hedge the interest rate risk associated with the WFB commitments, the Partnership entered into an interest rate swap to hedge $75 million of the outstanding debt balance (see Note 11).

        The Partnership was not in compliance with certain covenants during 2012 and the first quarter of 2013, including annual reporting requirements for the fiscal year ended December 31, 2012, paying distributions and making certain acquisitions without satisfying certain leverage covenants. In April 2013, the Partnership obtained waivers for the covenants for which they were out of compliance. On June 5, 2013 the Partnership received a waiver to further extend the annual reporting requirements for the fiscal year ended December 31, 2012. As of the date of these financial statements, the Partnership was in compliance with all other covenant requirements.

F&M Bank & Trust Company Credit Agreement

        On July 20, 2012 the Partnership entered into an amended and restated credit agreement with F&M Bank & Trust Company for the purchase of new, and the refinancing of existing, vehicles and equipment. The F&M Bank Credit Agreement consists of several term loans (collectively, F&M Loans). The Partnership's obligations under the F&M Loans are collateralized by the Partnership's vehicles and equipment, financed by these loans.

        The F&M Loans have a credit commitment of $9 million and an outstanding loan balance of $7,647,000 as of December 31, 2012, with maturity dates ranging from February 7, 2015 through September 7, 2017. The F&M Bank Term Loans call for monthly principal payments, plus accrued interest thereon.

        At the time of each payment, the F&M Loans call for payment of accrued interest on the outstanding principal balance at the Prime Rate plus 0.5%, subject to an interest rate floor of 5.0%. The interest rate is reset at each payment date.

HBH Note Payable

        The Partnership issued a $2,012,500 non-interest bearing promissory note in conjunction with the acquisition of HBH on November 15, 2011. The carrying value of this note is $1,680,000 and $1,626,000 as of December 31, 2011 and December 31, 2012, respectively, which is based on an interest rate of 5.0%. This balance is payable every January and July through December 31, 2016 based on the number of meter connections above a threshold. The minimum amount due is $2,012,500. The final remaining balance on this loan is due in full on December 31, 2016. Accretion expense, included as a component of interest expense, totaled $15,000 and $82,000 for the years ended December 31, 2011 and 2012,

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

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10. Long-Term Debt (Continued)

respectively. The fair value measure is based on significant inputs that are not observable in the market, which ASC 820 refers to as Level 3 inputs.

Reynolds Note Payable

        The Partnership issued a $645,000 non-interest bearing promissory note as partial consideration for the acquisition of Reynolds Brother Propane on May 1, 2012. The note is payable in two installments of $295,000 and $350,000 at the first and second anniversary of the acquisition closing date (i.e. May 1, 2013 and May 1, 2014), respectively. The fair value of the note is $618,000 at December 31, 2012, which is based on an effective imputed interest rate of 4.5%. Accretion expense, included as a component of interest expense totaled $20,000 for the year ended December 31, 2012.

Non-Compete Notes Payable

        As part of the acquisition of HPX in June 2012, the Partnership acquired several promissory notes, which were issued prior to acquisition by HPX as consideration for several non-compete agreements unrelated to the acquisition transaction. Each of the agreements has a five year term and is non-interest bearing. The fair value of the agreements is $441,000 at December 31, 2012, which is based on an effective imputed interest rate of 3.5%.

        Scheduled principal repayments of long-term debt for each of the next five years ending December 31 and thereafter are as follows:

2013	$2,973
2014	2,794
2015	159,443
2016	1,369
2017	1,160

Total	$167,739

11. Derivative Instruments

        The Partnership established comprehensive risk management policies and procedures to monitor and manage the market risks associated with commodity prices, counterparty credit, and interest rates. The Board of Directors is responsible for the overall management of these risks, including monitoring exposure limits. The Partnership does not enter into derivative instruments for any purpose other than economic commodity pricing and interest rate hedging. That is, the Partnership does not speculate using derivative instruments.

        By using derivative financial instruments to economically hedge exposures to changes in commodity prices and interest rates, the Partnership exposes itself to credit risk and market risk. Credit risk is the failure of the counterparty to perform under the terms of the derivative contract. When the fair value of a derivative contract is positive, the counterparty owes the Partnership, which creates credit risk for the Partnership. When the fair value of a derivative contract is negative, the Partnership owes the counterparty and, therefore, it does not possess credit risk. The Partnership minimizes the credit risk in derivative instruments by entering into transactions with high-quality counterparties. The Partnership

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11. Derivative Instruments (Continued)

has entered into Master International Swap Dealers Association ("ISDA") Agreements that allow for netting of swap contract receivables and payables in the event of default by either party. If the Partnership's counterparties failed to perform under existing swap contracts, the Partnership's maximum loss is $221,000, which would be fully reduced due to the netting feature. The Partnership presents assets and liabilities gross on the consolidated balance sheets. In the statement of cash flows, the effects of settlements of derivative instruments are classified in operating activities, consistent with the related transactions.

        Market risk is the adverse effect on the value of a financial instrument that results from a change in interest rates. The market risk associated with interest rates is managed by establishing and monitoring parameters that limit the types and degree of market risk that may be undertaken.

Inventory

        The Partnership's NGLs distribution and sales segment is exposed to market risks related to the volatility of propane prices. Management believes it is prudent to limit the variability of a portion of the Partnership's propane purchases. To meet this objective, the Partnership uses a combination of financial instruments including, but not limited to, forward physical contracts and price swaps to manage its exposure to market fluctuations in propane prices. There were no commodity derivatives as of and for the year ended December 31, 2011. The following table details the outstanding commodity-related derivatives as of December 31, 2012.

Contract type	Commodity	Notional Volume (Gallons)	Period	Price ($/unit)
Forward Contracts	Propane	1,954,800	January 2013 - November 2013	$1.24 - $1.485
Swaps	Propane	6,513,764	January 2013 - December 2013	$0.88 - $0.94

Debt Obligations

        The Partnership is exposed to variable interest rate risk as a result of variable-rate borrowings under its revolving credit facilities. Management believes it is prudent to limit the variability of a portion of the Partnership's interest payments. To meet this objective, the Partnership entered into an interest rate swap agreement to manage fluctuations in cash flows resulting from interest rate risk on a portion of its debt with a variable-rate component. These swaps change the variable-rate cash flow exposure on the debt obligations to fixed cash flows. Under the terms of the interest rate swaps, the Partnership receives variable interest rate payments and makes fixed interest rate payments, thereby creating the equivalent of fixed-rate debt for the portion of the debt that is swapped.

        At December 31, 2011, the Partnership had $15,268,000 of outstanding borrowings exposed to variable interest rate risk, of which none was economically hedged with interest rate swaps. As of December 31, 2012, the Partnership had $157,407,000 of outstanding borrowings exposed to variable interest rate risk, of which $75,000,000 was economically hedged with interest rate swaps.

        The Partnership measures derivative instruments at fair value using the income approach which discounts the future net cash settlements expected under the derivative contracts to a present value. These valuations utilize primarily observable ("level 2") inputs, including contractual terms, commodity

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Tabular dollar amounts, except per unit data, are in thousands)

11. Derivative Instruments (Continued)

prices, interest rates and yield curves observable at commonly quoted intervals. None of the Partnership's derivative contracts are designated as hedging instruments.

        There were no derivative instruments related to the Partnership's debt obligations during fiscal year 2011. The Partnership's fair value of its derivative assets and liabilities and the related location of the assets and liabilities associated with the hedging instruments within the consolidated balance sheet at December 31, 2012 were as follows:

Balance sheet location	Interest rate swap contracts	Forward commodity contracts	Commodity swap contracts
Prepaid expenses and other current assets	$—	$—	$221
Accrued liabilities	(180)	(833)	—
Other long term liabilities	(76)	—	—

Total fair value	$(256)	$(833)	$221

        Fair value measurements at the reporting date were made using significant other observable data ("level 2").

        The Partnership's consolidated statement of operations for the year ended December 31, 2012 was impacted by derivative instruments activities as detailed below:

	Location of Gain/(Loss) Recognized in Income on Derivatives	Amount of Gain/(Loss) Recognized in Income on Derivatives
Mark-to-Market derivatives
Commodity derivatives	Cost of sales	$640
Interest rate swaps	Interest expense	(257)

        In June, 2013, the Partnership entered into a propane swap contract for a notional volume of 1,728,778 gallons, which matures on March 31, 2014.

12. Partners' Capital

        Issuances in Connection with Formation.    On May 5, 2010, JP Energy GP LLC, a Delaware limited liability company, as the initial general partner of the Partnership (the "Predecessor GP"), and JP Energy Holdings, LLC, a Texas limited liability company, executed the Agreement of Limited Partnership (the "Original Partnership Agreement") as the initial general partner and sole limited partner, respectively. Pursuant to an Assignment Agreement dated May 6, 2010 by and between the Predecessor GP and CB Capital Holdings II, LLC, a Texas limited liability company ("CB Capital"), all of the IDRs of the Partnership were transferred from the Predecessor GP to CB Capital.

        On May 10, 2010, the Original Partnership Agreement was superseded by the Amended and Restated Agreement of Limited Partnership of the Partnership (the "First Amended Partnership Agreement"), which was entered into by the Predecessor GP as general partner and by several private investors as limited partners. In connection with the Partnership's formation and entry into the Original

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

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12. Partners' Capital (Continued)

Partnership Agreement and the First Amended Partnership Agreement, the Partnership issued 45 general partner units (the "general partner interest") to the Predecessor GP and 474,375 common units to 31 private investors. Additionally, the Partnership subsequently issued 439,600 common units in connection with capital calls and acquisitions on several occasions between October 2010 and June 2011. In all instances, common units were issued at a price of $20.00 per common unit, other than issuances to private investors on June 27, 2011, which were issued at $22.00 per common unit.

        Second Amended and Restated Agreement of Limited Partnership.    On June 27, 2011, in connection with the Partnership's recapitalization by Lonestar Midstream Holdings, LLC ("Lonestar"), an affiliate of ArcLight, the Partnership executed the Second Amended and Restated Agreement of Limited Partnership (the "Existing Partnership Agreement"). The Existing Partnership Agreement established and authorized the issuance of Class A Common Units and Class B Common Units. Pursuant to the Existing Partnership Agreement, all 913,975 of the then-outstanding common units and 26,503 unallocated common units that were issued under the First Amended Partnership Agreement were converted on a one-for-one basis into Class B Common Units. In addition, pursuant to a Contribution Agreement entered into as of June 27, 2011 by and among the Predecessor GP, CB Capital and JP Energy GP II LLC, a Delaware limited liability company and the successor general partner of the Partnership (the "General Partner"), (i) the general partner interest was transferred from the Predecessor GP to the General Partner and (ii) CB Capital transferred all of the IDRs in the Partnership to the General Partner.

        ArcLight Capital Commitment.    Pursuant to a Purchase Agreement dated June 27, 2011 (the "Purchase Agreement") by and among the Partnership, the General Partner and Lonestar, the board of directors of Lonestar committed to provide up to $100 million to fund acquisitions or for other valid partnership purposes. Additionally, the Purchase Agreement provided that, (i) in return for the first $25,000,000 of capital committed, the Partnership would issue, subject to board of directors approval, Lonestar Preferred Units (as defined in the Existing Partnership Agreement) at a price of $22.00 per Preferred Unit and (ii) in return for the remaining $75,000,000 of capital committed, the Partnership would issue, subject to board of directors approval, Lonestar Class A Common Units at a price of $22.00 per Class A Common Unit. On July 12, 2012, the Partnership, the General Partner, the Predecessor GP, CB Capital and Lonestar entered into an Amended and Restated Purchase Agreement that increased Lonestar's capital commitment to the Partnership to $300,000,000.

        Preferred Units.    On June 27, 2011, September 8, 2011 and December 9, 2011, the Partnership authorized and issued to Lonestar 524,746 Series A Convertible Preferred Units, 552,348 Series B Convertible Preferred Units, and 59,270 Series C Convertible Preferred Units, respectively. In each case, the issuances were made at a price of $22.00 per unit and were authorized in connection with an amendment to the Existing Partnership Agreement. The proceeds were primarily used to fund the Partnership's various acquisitions in 2011.

        Except as set forth below, the Series A Convertible Preferred Units, Series B Convertible Preferred Units, and Series C Convertible Preferred Units (collectively, the "Preferred Units") have the same rights and preferences, and are subject to the same duties and obligations as the Class A Common Units. The Preferred Units earn cumulative distributions each quarter equal to the greater of (a) the amount of aggregate distributions in cash for such quarter that would be payable if the Preferred Units had been converted into common units and (b) the minimum quarterly distribution of

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

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12. Partners' Capital (Continued)

$0.50 per unit. Such cumulative distributions are to be accrued and paid prior to any other distributions to other unitholders of the Partnership. Holders of the Preferred Units have the right to convert the Preferred Units to Class A Common Units at a ratio equal to the quotient of (i) $22.00 per unit plus all accrued and accumulated but unpaid distributions thereon per unit, divided by (ii) $22.00 per unit. Commencing on the date on which the minimum quarterly distribution is paid with respect to the fourth full quarter following the respective issuance date of each series of Preferred Units, the Partnership has the right, at its own option, to convert all or part of the corresponding Preferred Units into a number of Class A Common Units as determined in the manner described above. No such conversion occurred during 2011 or 2012. In the event of any liquidation of the Partnership, including a change of control event, the Preferred Units will be treated as having been converted into Class A Common Units.

        Common Units.    In December 2011, the Partnership issued 49,821 Class A Common Units to Lonestar for total net proceeds of $1,096,000 to partially fund its acquisition of substantially all of the assets of Arthur Propane Inc.

        On several occasions in 2012, pursuant to various amendments to the Existing Partnership Agreement, the Partnership issued an aggregate of 6,818,183 Class A Common Units to Lonestar, for total net proceeds of $150,063,000 to partially fund various acquisitions.

        On July 20, 2012, in connection with the acquisition of FET, the Partnership issued 666,667 Class C Common Units to FET's former members as consideration for the acquisition valued at $13,903,000. On November 27, 2012, in connection with the acquisitions of ATT and Caddo, the Partnership issued 2,500,000 Class C Common Units valued at $69,875,000.

        With the exception of the distribution of proceeds upon a "Change of Control Event" as described in the Partnership Agreement, all Class A Common Units, Class B Common Units, and Class C Common Units (collectively, the "Existing Common Units") have the same terms and conditions. Upon the occurrence of the Initial Public Offering, except as described in "Subordinated Units" below, all Class A Common Units, Class B Common Units, Class C Common Units and Preferred Units will automatically convert into Existing Common Units on a one-for-one basis.

        Subordinated Units.    The Existing Partnership Agreement provides that, in connection with the Initial Public Offering, the General Partner may, in its sole and absolute discretion and upon written notice to the limited partners, convert all or a portion of the Common Units into Subordinated Units on a one-for-one basis without the necessity of any vote or approval of any other partner.

        Available Cash.    Cash available for distribution for any quarter generally consists of all cash and cash equivalents on hand at the end of that quarter less the amount of cash reserves established by the General Partner to: (i) provide for the proper conduct of the Partnership's business; (ii) comply with applicable law, any loan agreement, security agreement, mortgage, debt instrument or other agreement or obligation to which the Partnership is a party or by which it is bound or its assets are subject; or (iii) provide funds for distributions to the unitholders and to the General Partner for any one or more of the next four quarters; provided, however, that the General Partner may not establish cash reserves pursuant to (iii) above if the effect of such reserves would be that the Partnership is unable to distribute the minimum quarterly distribution on all Common Units, plus any cumulative common unit arrearage on all Common Units, with respect to such quarter; and, provided further, that disbursements

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

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12. Partners' Capital (Continued)

made by the Partnership or its subsidiaries or cash reserves established, increased or reduced after the end of such Quarter but on or before the date of determination of available cash with respect to such Quarter shall be deemed to have been made, established, increased or reduced, for purposes of determining available cash, within such Quarter if the General Partner so determines.

        General Partner Interest and IDRs.    The General Partner is entitled to its pro rata share of the Partnership's quarterly distributions in accordance with its percentage interest. As of both December 31, 2011 and 2012, the General Partner had 45 general partner units. The General Partner has the right, but not the obligation, to contribute a proportionate amount of capital to the Partnership to maintain its current general partner interest.

        The IDRs held by the General Partner entitle it to receive an increasing share of available cash when pre-defined distribution targets are achieved. The General Partner's IDRs are not reduced if the Partnership issues additional units in the future and the General Partner does not contribute a proportionate amount of capital to the Partnership to maintain its general partner interest.

        Distributions of Available Cash from Operating Surplus.    The Existing Partnership Agreement requires that the Partnership make distributions of available cash from operating surplus for any quarter prior to or after the subordination period in the following manner:

  •
  first, to all preferred unitholders, pro rata, until each unitholder receives an amount per unit equal to the greater of (a) the amount of aggregate distributions in cash for such quarter that would be payable with respect to a preferred unit if such preferred unit had converted at the beginning of such quarter into common units and (b) the minimum quarterly distribution (currently set at $0.50 per common unit) per unit outstanding for such quarter;

  •
  second, to all unitholders holding common units and to the General Partner, pro rata, until there has been distributed in respect of each common unit then outstanding an amount equal to the minimum quarterly distribution for such quarter;

  •
  third, to all unitholders holding common units and to the General Partner, pro rata, until there has been distributed in respect of each common unit then outstanding an amount equal to the excess of the first target distribution (currently set at $0.625 per common unit) less the minimum quarterly distribution for such quarter;

  •
  fourth, (i) to the General Partner in accordance with its percentage interest, (ii) 13% to holders of the IDRs, pro rata, and (iii) to all unitholders holding common units a percentage equal to 100% less the percentages applicable to the General Partner and holders of the IDRs, until there has been distributed in respect of each common unit then outstanding an amount equal to the excess of the second target distribution (currently set at $0.75 per common unit) less the first target distribution for such quarter;

  •
  fifth, (i) to the General Partner in accordance with its percentage interest, (ii) 23% to holders of the IDRs, pro rata, and (iii) to all unitholders holding common units a percentage equal to 100% less the percentages applicable to the General Partner and holders of the IDRs, until there has been distributed in respect of each common unit then outstanding an amount equal to the excess of the third target distribution (currently set at $1.00 per common unit) less the second target distribution for such quarter; and

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

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12. Partners' Capital (Continued)

  •
  thereafter, (i) to the General Partner in accordance with its percentage interest, (ii) 48% to holders of the IDRs, pro rata, and (iii) to all unitholders a percentage equal to 100% less the percentages applicable to the General Partner and holders of the IDRs.

        Distributions.    The Existing Partnership Agreement requires the distribution of all of the Partnership's available cash within sixty (60) days after the end of each quarter to unitholders of record on the applicable record date, as determined by the General Partner. During the years ended December 31, 2011 and 2012, the Partnership paid quarterly distributions as follows:

Distribution Date	Cash Distribution (per unit)
February 2011	$0.50
May 2011	0.50
February 2012	0.50
May 2012	0.50
August 2012	0.50
November 2012	0.50

        The Partnership's ability to distribute available cash each quarter is restricted by the provisions of the Existing Partnership Agreement, which make all distributions subject to the requirements of Section 17-607 of the Delaware Revised Uniform Limited Partnership Act (the "Delaware LP Act").

        In addition, the Partnership's ability to distribute available cash each quarter is restricted by the WFB Credit Agreement, by and among the Partnership, the subsidiaries of the Partnership party thereto, Wells Fargo Bank, National Association, as administrative agent, and the lenders time to time party thereto, which contains certain restrictions on distributions, including the absence of any events of default as defined by the WFB Credit Agreement, a maximum leverage threshold, the maintenance of a minimum distribution coverage ratio and cash balance and a maximum amount to be distributed based on certain calculations described in greater detail in the WFB Credit Agreement.

        Valuation of Units.    Fair value of the Class B and Class C common units is estimated based on enterprise value calculated using the discounted cash flow method (Level 3). Material unobservable inputs used to estimate the fair value include weighted average cost of capital ("WACC") and market multiple used in calculating the terminal value. The following table presents the inputs used on each valuation date during 2012:

	February 29, 2012	July 20, 2012	November 27, 2012
WACC	13.61% - 14.11%	10.96% - 11.46%	8.95% - 9.45%
Market multiple	9.25 - 9.75 times	8.75 - 9.25 times	10.5 - 11 times

13. Incentive Compensation Plan

Restricted (Non-vested) Class B Common Units of JPE

        From time to time, the Partnership grants service condition restricted class B common units to certain key employees. Such service condition restricted common units require the recipients'

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

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13. Incentive Compensation Plan (Continued)

continuous employment with the Partnership and vest, according to the vesting schedule in each respective grant agreement, over certain periods, typically three to five years.

        According to the employment agreements, as amended, between the Partnership and certain employees, the Partnership is obligated to grant restricted class B common units to those employees upon their achievement of certain agreed-upon performance goals that are measured by different milestones. Different milestone achievements will cause different amounts of restricted class B common units to be awarded. The maximum amount of the restricted class B common units to be issued pursuant to these employment agreements, as amended, is 100,000 units. During the year ended December 31, 2012, 75,000 restricted class B common units were issued as a result of the employee's achievement of certain milestones. These restricted units will vest on the earlier of (1) the expiration of the applicable lock-up period for the employee following the occurrence of an initial public offering of the Partnership; and (2) termination of the employment agreement for cause, disability, death, for good reason, or for other reasons, as defined in the employment agreements.

        Fair value of the restricted class B common units equaled the fair value of the Partnership's common unit at the respective grant dates. The Partnership estimates the fair value of its common unit by dividing the estimated total enterprise value by the number of outstanding units. Estimated total enterprise value was determined using the income approach of discounting the estimated future cash flow to its present value. The Partnership also estimated a 10% forfeiture rate in calculating the unit-based compensation expense.

        There were no restricted class B common unit grants in 2011. During the year ended December 31, 2012, equity-based compensation expense of $2,010,000 was recorded in general and administrative expense in the consolidated statement of operations related to class B common units.

        The following table summarizes the restricted (non-vested) class B common units during the year ended December 31, 2012:

Restricted (Non-Vested) Common Units	Units		Weighted Average Grant Date Fair Value
Outstanding at the beginning of the period	—		$—
Granted and issued—service condition	82,500		21.28
Granted and issued—performance condition	75,000	(1)	19.51
Vested—service condition	(12,500)		19.82
Vested—performance condition	—		—
Forfeited—service condition	—		—
Forfeited—performance condition	—		—

Outstanding at the end of period	145,000		20.49

(1)
At December 31, 2012, 25,000 performance condition class B common units were granted but not issued because the performance goal has not been met.

        The Partnership makes distributions to non-vested restricted class B common units on a 1:1 ratio with the per unit distributions paid to common units. Upon the vesting of the restricted class B

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13. Incentive Compensation Plan (Continued)

common units, the Partnership intends to settle these obligations with common units. Accordingly, the Partnership expects to recognize an aggregate of $1,427,000 of compensation expense related to non-vested restricted class B common units over a weighted average period of 2.1 years.

        During 2012, ArcLight transferred 3,000 of the Partnership's Class A common units to an employee of ArcLight who worked as a contractor for the Partnership. As a result, the Partnership recorded $63,000 of unit-based compensation expenses as an increase to Partner's Capital.

Restricted (Non-Vested) common units of CB Capital and Predecessor GP

        During 2012, certain employees of the Partnership received restricted common unit grants from CB Capital and Predecessor GP as incentive compensation for their services to the Partnership. These restricted common units are service condition only and the requisite service periods vary from immediately vesting upon grant to five years. Accordingly, the Partnership has recorded compensation expense for these grants in accordance with FASB ASC 505-50 "Equity-Based Payments to Non-Employees". The Partnership is not responsible for payment of these unit-based compensation arrangements and all expense amounts are recorded in general and administrative expense with a corresponding increase to Partners' Capital.

        During 2012, 1,302 restricted common units were granted by CB Capital and 1,360 restricted common units were granted by the Predecessor GP, of which, 1,105 and 1,117, respectively, were vested as of December 31, 2012. The Partnership recorded unit-based compensation expense of $412,000 in general and administrative expenses in the consolidated statements of operations.

14. Commitments and Contingencies

Legal Matters

        The Partnership is involved in legal proceedings and litigation in the ordinary course of business. In the opinion of management, the outcome of such matters will not have a material adverse effect on the partnership's consolidated financial position, results of operations, or liquidity.

Environmental Matters

        The Partnership is subject to various federal, state and local laws and regulations relating to the protection of the environment. Such environmental laws and regulations impose numerous obligations, including the acquisition of permits to conduct regulated activities, the incurrence of capital expenditures to comply with applicable laws and restrictions on the generation, handling, treatment, storage, disposal and transportation of certain materials and wastes.

        Failure to comply with such environmental laws and regulations can result in the assessment of substantial administrative, civil and criminal penalties, the imposition of remedial liabilities and even the issuance of injunctions restricting or prohibiting the Partnerships activities. The Partnership has established procedures for the ongoing evaluation of its operations, to identify potential environmental exposures and to comply with regulatory policies and procedures.

        The Partnership accounts for environmental contingencies in accordance with the ASC Topic 410 related to accounting for contingencies. Environmental expenditures that relate to current operations

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14. Commitments and Contingencies (Continued)

are expensed or capitalized as appropriate. Expenditures that relate to an existing condition caused by past operations, and do not contribute to current or future revenue generation, are expensed.

        Liabilities are recorded when environmental assessments and/or clean-ups are probable, and the costs can be reasonably estimated. At both December 31, 2011 and 2012, the Partnership had no significant environmental matters.

Asset retirement obligations (ARO)

        The Partnership has contractual obligations to perform dismantlement and removal activities in the event that some assets, such as storage tanks, are abandoned. These obligations include varying levels of activity including completely removing the assets and returning the land to its original state. The Partnership has determined that the settlement dates related to the retirement obligations are indeterminate. The assets with indeterminate settlement dates have either been in existence for many years or are relatively new assets and with regular maintenance will continue to be in service for many years to come. In addition, it is not possible to predict when demand for the service will cease, and we do not believe that such demand will cease for the foreseeable future. Accordingly, the date when these assets will be abandoned is indeterminate. With no reasonably determinable abandonment date, the Partnership cannot reasonably estimate the fair value of the associated ARO's and therefore, no ARO liability is recorded as of December 31, 2012. Additionally, many of these assets could be re-deployed for a similar use. The Partnership will continue to monitor these assets and if sufficient information becomes available for us to reasonably determine the settlement dates, an ARO will be recorded for these assets in the relevant periods.

Operating Leases

        The Partnership leases various buildings, land, storage facilities, transportation vehicles and office equipment under operating leases. Certain of the leases contain renewal and purchase options. The Partnership's aggregate rental expense for such leases was $543,000 and $1,257,000 for the year ended December 31, 2011 and 2012, respectively, of which $84,000 and $77,000 was paid to a related party through a sublease for the Partnership's corporate offices, respectively, for each fiscal period ended. Additionally, the Partnership assumed a land lease in the acquisition of Parnon Storage, LLC on August 1, 2012. Equal payments of $10,000 are due each month over the remaining 45 year lease period with no implied interest rate noted in the lease agreement.

        Minimum future payments under non-cancelable operating leases as of December 31, 2012 and thereafter are as follows:

2013	$1,313
2014	978
2015	728
2016	640
2017	616
Thereafter	1,326

$5,601

JP ENERGY PARTNERS LP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Tabular dollar amounts, except per unit data, are in thousands)

15. Reportable Segments

        The Partnership's operations are located in the United States and are organized into three reportable segments: crude oil storage, gathering and transportation; refined products terminaling and storage; and NGL distribution and sales. These reportable segments are strategic business units with differing products and services. "Other" includes general partnership expenses associated with managing all reportable segments, and contains the reconciliation between the totals for the reportable segments and the Partnership's totals.

        Crude Oil Storage, Gathering and Transportation.    The crude oil storage, gathering and transportation segment consists of a crude oil storage facility and a fleet of crude oil gathering and transportation trucks. The crude oil storage facility has an aggregate storage capacity of approximately three million barrels in Cushing, Oklahoma. The Partnership also owns a fleet of crude oil gathering and transportation trucks operating in and around high-growth drilling areas such as the Bakken shale, the Eagle Ford shale, the Granite Wash play, the Mississippian Lime play and the Permian Basin.

        Refined Products Terminaling and Storage.    The refined products terminaling and storage segment has aggregate storage capacity of 1.3 million barrels from two refined products terminals located in North Little Rock, Arkansas and Caddo Mills, Texas. The North Little Rock terminal has storage capacity of 550,000 barrels from 11 tanks and is primarily served by the refined products pipeline operated by Enterprise TE Products Pipeline Company LLC. The Caddo Mills terminal has storage capacity of 770,000 barrels from 10 tanks and is served by the Explorer Pipeline.

        NGL Distribution and Sales.    The NGL distribution and sales segment consists of two businesses: (i) portable cylinder tank exchange and (ii) sales of NGLs through our retail, commercial and wholesale distribution business. Currently, the cylinder exchange network covers 43 states through a network of over 17,000 locations, which includes grocery chains, pharmacies, convenience stores and hardware stores. Additionally, in five states in the southwest region of the U.S., the Partnership sells NGLs to retailers, wholesalers, industrial end-users and commercial and residential customers.

        The Partnership's chief operating decision maker evaluates the segments' operating performance based on Adjusted EBITDA, a financial measure that is not recognized under GAAP. Adjusted EBITDA is used as it is the primary measure of our performance. Adjusted EBITDA is defined as net income (loss), plus interest expense, income tax expense, depreciation and amortization expense, certain non-cash charges such as non-cash equity compensation, unrealized losses on commodity derivative contracts, selected charges and transaction costs that are unusual or non-recurring, less interest income, income tax benefit, unrealized gains on commodity derivative contracts and selected gains that are unusual or non-recurring.

JP ENERGY PARTNERS LP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Tabular dollar amounts, except per unit data, are in thousands)

15. Reportable Segments (Continued)

        The following tables reflect certain financial data for each reportable segment for the year ended December 31, 2011 and 2012. For the year ended December 31, 2011, our operations consisted of only one reportable segment, NGL distribution and sales.

	Year ended December 31,
	2011	2012
External revenues:
Crude oil storage, gathering and transportation revenue	$—	$21,007
Refined products terminaling and storage revenue	—	2,707
NGL distribution and sales	67,156	127,184

Total revenues	67,156	150,898
Cost of sales, excluding depreciation and amortization:
Crude oil storage, gathering and transportation	—	10,040
Refined products terminaling and storage	—	974
NGL distribution and sales	49,048	78,523

Total cost of sales	49,048	89,537
Operating expenses:
Crude oil storage, gathering and transportation	—	3,185
Refined products terminaling and storage	—	250
NGL distribution and sales	9,584	22,200

Total operating expenses	9,584	25,635
Depreciation and amortization:
Crude oil storage, gathering and transportation	—	4,396
Refined products terminaling and storage	—	1,015
NGL distribution and sales	2,800	8,814
Other	41	159

Total depreciation and amortization	2,841	14,384
Adjusted EBITDA:
Crude oil storage, gathering and transportation	—	6,976
Refined products terminaling and storage	—	1,318
NGL distribution and sales	6,216	14,929

Total adjusted EBITDA from reportable segments	$6,216	$23,223

JP ENERGY PARTNERS LP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Tabular dollar amounts, except per unit data, are in thousands)

15. Reportable Segments (Continued)

        A reconciliation of Adjusted EBITDA to net income (loss) is included in the tables below.

	Year ended December 31,
	2011	2012
Total adjusted EBITDA from reportable segments	$6,216	$23,223
Other expenses not allocated to segments	(3,667)	(8,389)
Depreciation and amortization	(2,841)	(14,384)
Interest expense	(633)	(3,393)
Interest income	—	33
Income tax expense	(35)	(222)
Unit-based compensation	—	(2,485)
Unrealized gain on commodity derivatives	—	1,587
Loss on extinguishment of debt	(97)	(497)
Transaction costs	(144)	(915)

Net loss	$(1,201)	$(5,442)

        Total assets from the Partnership's reportable segments as of December 31 were as follows:

	December 31, 2011	December 31, 2012
Crude oil storage, gathering and transportation	$—	$157,763
Refined products terminaling and storage	—	135,041
NGL distribution and sales	63,915	156,130
Other	2,016	9,708

Total assets	$65,931	$458,642

16. Related Parties

        During 2011 and 2012, the Partnership entered into transactions with Enogex Holdings, an entity partially owned by ArcLight. Enogex Holdings is a provider of rack sales, propane and trucks. For the years ended December 31, 2011 and 2012, the Partnership purchased $469,000 and $391,000, respectively, of Propane from Enogex Holdings, which is included in cost of sales in the consolidated statements of operations. The total amount due to Enogex Holdings at December 31, 2011 and 2012 is $38,000 and $0, respectively.

        During 2011 and 2012, the Partnership entered into transactions with CAMS Bluewire, an entity in which ArcLight Capital holds a non-controlling interest. CAMS Bluewire provides IT support for the Partnership. For the years ended December 31, 2011 and 2012, the Partnership paid $51,000 and $321,000 for IT support and consulting services, which are included in general and administrative expenses in the consolidated statements of operations. There were no amounts due to CAMS Bluewire as of December 31, 2011 or 2012.

        The Partnership performs certain services for JP Energy Development LP ("JPED"), an entity partly owned by ArcLight Capital. The Partnership receives a monthly fee of $240,000 for these services

JP ENERGY PARTNERS LP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Tabular dollar amounts, except per unit data, are in thousands)

16. Related Parties (Continued)

which reduced the general and administrative expenses in the consolidated statement of operations for the year ended December 31, 2012. In addition, the Partnership billed JPED $811,000 for certain general and administrative expenses incurred on behalf of JPED. Also, the Partnership recognized $1,220,000 in crude oil transportation revenue from JPED, which is recorded in crude oil transportation and storage revenue in the consolidated statements of operations. As of December 31, 2012, the Partnership had a receivable due from JPED of $1,232,000, which is recorded in receivables from related parties on the consolidated balance sheets.

        As a result of the acquisition of ATT, Truman Arnold Companies ("TAC") owns 2,061,472 Class C common units in the Partnership. In addition, Mr. Greg Arnold, President and CEO of TAC, is also a director of the Partnership. The Partnership's Refined Product segment sells refined products to TAC. For the year ended December 31, 2012, the Partnership's revenue from TAC was $1,722,000, and as of December 31, 2012, the Partnership had a receivable from TAC of $1,744,000, which is included in receivables from related parties on the consolidated balance sheets.

17. Pro forma Loss Per Unit

        Unaudited pro forma basic and diluted net loss per unit attributable to common unitholders for the year ended December 31, 2012 has been computed to reflect the number of units that would have been required to be issued to generate sufficient proceeds to fund the distribution of $         million to existing unitholders based on an assumed offering price of $         per unit (but such number of additional units shall not exceed the number of units to be sold in this offering). The unaudited pro forma basic and diluted earnings per unit for the year ended December 31, 2012 does not give effect to the initial public offering and the use of proceeds therefrom. The following table sets forth the computation of the Partnership's unaudited pro forma basic and diluted net loss per unit for the year ended December 31, 2012 (in thousands, except unit and per unit amounts):

Year ended December 31, 2012 (unaudited) Common Units
Numerator
Net loss attributable to common unitholders
Denominator
Weighted average units outstanding post distribution—basic and diluted
Pro forma adjustment to reflect the assumed distribution

Weighted average units outstanding used in computing the pro forma net loss per unit—basic and diluted

Pro forma net loss per unit—basic and diluted

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
JP Energy Partners LP
FBO Caddo Mills Pipeline Terminal of
Truman Arnold Companies &
Arkansas Terminaling and Trading, Inc.

        We have audited the accompanying combined financial statements of Caddo Mills Pipeline Terminal of Truman Arnold Companies & Arkansas Terminaling and Trading, Inc. (collectively, the Company), which comprise the combined balance sheets as of November 27, 2012 and December 31, 2011, and the related combined statements of income, stockholders' equity and parent company's investment and cash flows for the period from January 1, 2012 through November 27, 2012 and the year ended December 31, 2011, and the related notes to the combined financial statements.

        We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the combined financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the combined financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the combined financial statements referred to above present fairly, in all material respects, the combined financial position of Caddo Mills Pipeline Terminal of Truman Arnold Companies & Arkansas Terminaling and Trading, Inc. as of November 27, 2012 and December 31, 2011, and results of its operations and its cash flows for the period from January 1, 2012 through November 27, 2012 and the year ended December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

/s/ Travis Wolff, LLP
Dallas, Texas

May 20, 2013

CADDO MILLS PIPELINE TERMINAL
OF TRUMAN ARNOLD COMPANIES &
ARKANSAS TERMINALING AND TRADING, INC.

Combined Balance Sheets

November 27, 2012 and December 31, 2011

	2012	2011
ASSETS
Current assets:
Cash and cash equivalents	$1,464,677	$797,450
Accounts receivable—trade	1,153,500	1,100,919
Related party receivable	332,492	377,387
Inventory	353,724	177,094
Prepaid expenses and other current assets	134,350	293,176
Deferred tax asset	28,335	24,245

Total current assets	3,467,078	2,770,271

Property and equipment, net	14,763,795	15,193,451

	$18,230,873	$17,963,722

LIABILITIES, STOCKHOLDERS' EQUITY AND PARENT COMPANY'S INVESTMENT
Current liabilities:
Accounts payable—trade	$1,462,904	$419,105
Accrued expenses and other current liabilities	1,108,850	1,260,740
Federal income tax payable	1,462,503	1,744,593

Total current liabilities	4,034,257	3,424,438

Noncurrent liabilities:
Deferred tax liabilities	2,491,377	2,740,252

	6,525,634	6,164,690

Commitments and contingencies (Note 7)
Stockholders' equity and parent company's investment:
Common stock, $1 par value, 100 shares authorized, 100 shares issued	100	100
Paid in surplus	65,900	65,900
Retained earnings	8,984,110	8,311,571
Parent company's investment	2,655,129	3,421,461

Total stockholders' equity and parent company's investment	11,705,239	11,799,032

	$18,230,873	$17,963,722

See accompanying notes to combined financial statements.

CADDO MILLS PIPELINE TERMINAL
OF TRUMAN ARNOLD COMPANIES &
ARKANSAS TERMINALING AND TRADING, INC.

Combined Statements of Income

Period Ended November 27, 2012 and Year Ended December 31, 2011

	2012	2011
Revenues (including related party revenues of $10,421,940 and $10,565,258 in 2012 and 2011, respectively)	$20,412,853	$21,676,963
Cost and expenses:
Cost of revenues (excluding depreciation and amortization)	2,478,282	1,376,478
General and administrative expenses	3,097,494	4,114,454
Depreciation	1,457,661	1,620,168

Total costs and expenses	7,033,437	7,111,100

Operating income	13,379,416	14,565,863
Other income (expense):
Interest income	161	243
Micellaneous income	12,480	19,130

Other income	12,641	19,373

Income before tax provision	13,392,057	14,585,236
Provision for income taxes	(4,998,819)	(5,409,518)

Net income	$8,393,238	$9,175,718

See accompanying notes to combined financial statements.

CADDO MILLS PIPELINE TERMINAL
OF TRUMAN ARNOLD COMPANIES &
ARKANSAS TERMINALING AND TRADING, INC.

Combined Statements of Changes in Stockholders' Equity and Parent Company's Investment

Period Ended November 27, 2012 and Year Ended December 31, 2011

	Common Stock
			Additional Paid-in Capital	Retained Earnings	Parent Company's Investment
	Shares	Amount				Total
Balance, December 31, 2010	100	$100	$65,900	$8,360,815	$4,496,007	$12,922,822
Cash dividend paid	—	—	—	(6,000,000)	(4,299,508)	(10,299,508)
Net income	—	—	—	5,950,756	3,224,962	9,175,718

Balance, December 31, 2011	100	100	65,900	8,311,571	3,421,461	11,799,032
Cash dividend paid	—	—	—	(5,000,000)	(3,487,031)	(8,487,031)
Net income	—	—	—	5,672,539	2,720,699	8,393,238

Balance, November 27, 2012	100	$100	$65,900	$8,984,110	$2,655,129	$11,705,239

See accompanying notes to combined financial statements.

CADDO MILLS PIPELINE TERMINAL
OF TRUMAN ARNOLD COMPANIES &
ARKANSAS TERMINALING AND TRADING, INC.

Combined Statements of Cash Flows

Period Ended November 27, 2012 and Year Ended December 31, 2011

	2012	2011
Cash flow from operating activities:
Net income	$8,393,238	$9,175,718
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	1,457,661	1,620,168
Deferred income taxes	(252,965)	(149,159)
Changes in operating assets and liabilities:
Accounts receivable—trade	(52,581)	8,389
Accounts receivable—related party	44,895	365,804
Inventory	(176,630)	25,414
Prepaid expenses and other assets	158,826	(43,377)
Accounts payable—trade	1,043,799	21,194
Accrued expenses and other liabilities	(151,890)	(227,679)
Federal income taxes payable	(282,090)	351,273

Net cash provided by operating activities	10,182,263	11,147,745

Cash used in investing activities:
Capital expenditures for property, plant, and equipment	(1,028,005)	(166,920)

Cash used in financing activities:
Dividends paid	(8,487,031)	(10,299,508)

Net increase in cash	667,227	681,317
Cash, beginning of period	797,450	116,133

Cash, end of period	$1,464,677	$797,450

Supplemental Disclosure Information:
Cash paid for federal and state income taxes	$3,022,393	$3,625,204

See accompanying notes to combined financial statements.

CADDO MILLS PIPELINE TERMINAL
OF TRUMAN ARNOLD COMPANIES &
ARKANSAS TERMINALING AND TRADING, INC.

Notes to Combined Financial Statements

Period Ended November 27, 2012 and Year Ended December 31, 2011

Note 1—Organization and Basis of Presentation

        Caddo Mills Pipeline Terminal is a cost center of the Truman Arnold Companies (Caddo) which owns and operates a refined petroleum products terminal in Caddo Mills, Texas. Revenues are generated by charging fees to various petroleum product owners for storage and related services. Caddo has a customer base of approximately seven major branded and large independent oil companies.

        Arkansas Terminaling and Trading, Inc. (ATT) owns and operates a refined petroleum products terminal in North Little Rock, Arkansas. Revenues are generated by charging fees to various petroleum product owners for storage and related services. ATT has a customer base of approximately twelve major branded and large independent oil companies and refineries.

        Collectively, Caddo and ATT will be known as the Company.

        The accompanying financial statements are the combined financial statements of Arkansas Terminaling and Trading, Inc and certain carved-out balances of Caddo, which were both affiliated entities under common control of the Truman Arnold Companies until their sale to JP Energy Partners LP on November 27, 2012.

        The portion of the accompanying combined financial statements of the Company that are prepared on a "carve-out" basis from Truman Arnold Company's consolidated financial statements reflect the historical accounts directly attributable to Caddo, together with allocations of certain expenses from Truman Arnold Company. The assets of Caddo are recorded at historical cost. Intercompany transactions with Truman Arnold Company have been presented as transactions with affiliates or investment from parent.

        Truman Arnold Companies has performed certain corporate functions on behalf of Caddo and the combined financial statements reflect an allocation of the costs Truman Arnold Companies incurred. These functions include executive management, information technology, tax, insurance, accounting, environmental management and legal and treasury services. The costs of such services were allocated based on the most relevant allocation method to the service provided, primarily based on headcount and percentage of revenue. Management believes such allocations are reasonable; however, they may not be indicative of the actual expense that would have been incurred had Caddo been operating as an independent company for all of the periods presented. The charges for these functions are included primarily in general and administrative expenses.

        The accompanying combined financial statements have been prepared in accordance with accounting principles generally accepted in the United States (U.S. GAAP).

Note 2—Summary of Significant Accounting Policies

Use of estimates

        The preparation of the combined financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities as of the date of the combined financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual

CADDO MILLS PIPELINE TERMINAL
OF TRUMAN ARNOLD COMPANIES &
ARKANSAS TERMINALING AND TRADING, INC.

Notes to Combined Financial Statements (Continued)

Period Ended November 27, 2012 and Year Ended December 31, 2011

Note 2—Summary of Significant Accounting Policies (Continued)

results could differ from these estimates. Significant items subject to such estimates and assumptions include the useful lives of long lived assets, net realizable value of receivables, net realizable value of inventories and environmental liabilities.

Cash and cash equivalents

        The Company considers all highly liquid instruments with an original maturity of three months or less at the time of issuance to be cash equivalents. There were no cash equivalents at November 27, 2012 and December 31, 2011.

Concentrations of credit risk

        Cash and cash equivalents are maintained at financial institutions and, at times, balances may exceed federally insured limits. The Company has never experienced any losses related to these balances. All of our non-interest bearing cash balances were fully insured at November 27, 2012 and December 31, 2011 due to a temporary federal program in effect from December 31, 2010 through December 31, 2012. Under the program, there is no limit to the amount of insurance for eligible accounts.

Accounts receivable

        Accounts receivable primarily represent billings for petroleum products pumped through the terminals and are due under normal trade terms requiring payment in 30 days. Management evaluates each customer's credit risk prior to extending credit and does not require collateral. The Company provides for uncollectible accounts under the direct write-off method which, in management's opinion, approximates the allowance method for recording potential bad debts. There were no material bad debts recorded for the period ended November 27, 2012 and the year ended December 31, 2011. Management believes that all significant bad debts, if any, have been recognized as of November 27, 2012 and December 31, 2011.

Property, plant and equipment and related depreciation

        Property, plant, and equipment are recorded at cost less accumulated depreciation. Maintenance and repairs are charged to operating expense and any major additions and improvements that materially extend the useful lives of property, plant and equipment are capitalized. At the time assets are retired, or otherwise disposed of, the asset and related accumulated depreciation are removed from the account, and any resulting gain or loss is recognized within operating expense. Depreciation is recorded on a straight-line basis over the estimated useful life of the asset.

Inventory

        Inventories are stated at the lower of cost or market. Cost is determined by the average cost method, which approximates the first-in, first-out method.

CADDO MILLS PIPELINE TERMINAL
OF TRUMAN ARNOLD COMPANIES &
ARKANSAS TERMINALING AND TRADING, INC.

Notes to Combined Financial Statements (Continued)

Period Ended November 27, 2012 and Year Ended December 31, 2011

Note 2—Summary of Significant Accounting Policies (Continued)

Impairment of long-lived assets

        Long-lived assets such as property and equipment subject to depreciation and amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If circumstances require a long-lived asset or asset group to be tested for possible impairment, the Company first compares undiscounted cash flows expected to be generated by that asset or asset group to its carrying value. If the carrying value of the long-lived asset or asset group is not recoverable on an undiscounted cash flow basis, impairment is recognized to the extent that the carrying value exceeds its fair value. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values and third-party independent appraisals, as considered necessary (Level 3 in the Fair Value Hierarchy).

        No provision for impairment was recorded for the period ended November 27, 2012 and the year ended December 31, 2011.

Revenue recognition

        Revenues are recognized in the period that services are provided or products are delivered.

        Due to environmental factors, volumes of products stored on behalf of customers may increase or decrease over time. Such gains or losses are recorded in revenue by the Company as such changes are measured and product is delivered.

Fair value of financial instruments

        The Company's combined financial instruments consist primarily of cash and cash equivalents, trade and other receivables, accounts payable and accrued expenses. The carrying value of the Company's trade and other receivables, accounts payable and accrued expenses approximates fair value due to their short term maturity.

Income taxes

        Caddo is included in the consolidated income tax returns of the Truman Arnold Companies. The provision for income taxes has been prepared as if Caddo filed separate returns and is determined using the asset and liability method in accordance with FASB Codification 740, Income Taxes. Under this method, deferred tax assets and liabilities are recognized for the future tax effects of temporary differences between the carrying amounts of existing assets and liabilities in the combined financial statements and their respective tax bases. Future tax benefits of tax loss and tax credit carry forwards are recognized as deferred tax assets. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled.

        Caddo is subject to Texas gross margin tax and recorded $46,271 and $43,507 in state income tax expense as of November 27, 2012 and December 31, 2011, respectively.

CADDO MILLS PIPELINE TERMINAL
OF TRUMAN ARNOLD COMPANIES &
ARKANSAS TERMINALING AND TRADING, INC.

Notes to Combined Financial Statements (Continued)

Period Ended November 27, 2012 and Year Ended December 31, 2011

Note 2—Summary of Significant Accounting Policies (Continued)

        ATT is subject to Arkansas state tax and recorded $617,623 and $622,418 in state tax expense as of November 27, 2012 and December 31, 2011, respectively.

        Deferred income taxes on temporary differences between amounts reported for tax and financial reporting relate principally to accelerated depreciation.

        ATT is organized as a C Corporation for federal income tax purposes and provides deferred income tax assets and liabilities based on the estimated future tax effects of differences between the financial and tax basis of assets and liabilities based on currently enacted tax laws. The tax balances and income tax expense recognized by the Company are based on management's interpretation of the laws of multiple jurisdictions. Income tax expense also reflects the Company's best estimates and assumptions regarding, among other things, the level of future taxable income, interpretation of the tax laws, and tax planning. Future changes in tax laws, changes in projected levels of taxable income, and tax planning, could affect the effective tax rate and tax balances recorded by the Company. In accordance with FASB ASC 740, tax positions initially need to be recognized in the combined financial statements when it is more-likely-than-not the position will not be sustained upon examination by the tax authorities. At November 27, 2012, the Company is no longer subject to income tax examinations by tax authorities for years prior to December 31, 2008.

        At November 27, 2012, the Company had no uncertain tax positions that qualify for either recognition or disclosure in the combined financial statements.

Environmental

        Petroleum facilities are subject to extensive federal, state and local environmental laws and regulations. These laws, which are often changing, regulate the discharge of materials into the environment and may require the removal or mitigation of the environmental effects of the disposal or release of petroleum or chemical substances at various sites. Environmental expenditures are expensed. Expenditures that relate to an existing condition caused by past operations and that have no future economic benefits are expensed. Liabilities for expenditures of a noncapital nature are recorded when environmental assessment and/or remediation is probable and the costs can be reasonably estimated. Such liabilities are generally undiscounted unless the timing of cash payments is fixed and readily determinable.

Note 3—Inventories

        Inventories consisted of the following at:

	November 27, 2012	December 31, 2011
Additive	$220,514	$177,094
Butane	133,210	—

Total inventories	$353,724	$177,094

CADDO MILLS PIPELINE TERMINAL
OF TRUMAN ARNOLD COMPANIES &
ARKANSAS TERMINALING AND TRADING, INC.

Notes to Combined Financial Statements (Continued)

Period Ended November 27, 2012 and Year Ended December 31, 2011

Note 4—Property, Plant and Equipment, net

        Property, plant and equipment consisted of the following at:

	Estimated Useful Life	November 27, 2012	December 31, 2011
Land	—	$766,533	$766,533
Buildings	10 - 39 years	238,935	238,935
Terminal equipment	5 - 25 years	17,961,887	17,302,761
Furniture and fixtures	5 - 20 years	12,778,835	12,602,410
Construction in progress	—	241,952	41,254

Gross property, plant and equipment		31,988,142	30,951,893
Less accumulated depreciation		(17,224,347)	(15,758,442)

Property, plant and equipment, net		$14,763,795	$15,193,451

        Depreciation expense totaled $1,457,661 for 2012 and $1,620,168 for 2011, which is included in depreciation expense in the combined statements of income.

        Construction in progress at November 27, 2012 and December 31, 2011 consists primarily of ongoing additions to a DEF tank and will be classified as terminal equipment within property, plant and equipment when completed.

Note 5—Retirement Plan

        The Company's employees participate in a noncontributory defined contribution profit sharing plan of Truman Arnold Companies. After meeting eligibility requirements on age, all Company employees are covered. Contributions to this plan are at the discretion of management. The normal policy of the Company is to make an annual contribution at the fiscal year end after a review of the combined financial statements. The contribution for the period ended November 27, 2012 and the year ended December 31, 2011 were $27,923 and $27,630, respectively.

CADDO MILLS PIPELINE TERMINAL
OF TRUMAN ARNOLD COMPANIES &
ARKANSAS TERMINALING AND TRADING, INC.

Notes to Combined Financial Statements (Continued)

Period Ended November 27, 2012 and Year Ended December 31, 2011

Note 6—Income Taxes

        The income tax provision consists of the following.

	2012	2011
Current tax expense:
Federal	$4,588,190	$4,890,201
State	663,894	665,925

	5,252,084	5,556,126

Deferred federal tax expense (benefit)	(233,532)	(152,590)
Deferred state tax expense (benefit)	(19,733)	5,982

	(253,265)	(146,608)

Provision for income taxes	$4,998,819	$5,409,518

        The provision for income tax differs from the amount of income tax determined by applying federal statutory rates to pre-tax income. The difference is primarily due to certain non-deductible expenses.

	2012	2011
Expected tax provision at a 34% rate	$4,553,300	$4,958,981
State income taxes, net of federal tax benefit	418,437	445,492
Net effect of nondeductible and non taxable items	4,656	5,045
Other	22,426	—

Provision for income taxes	$4,998,819	$5,409,518

        The components of deferred taxes at November 27, 2012 and December 31, 2011 are as follows:

	2012	2011
Current deferred tax asset
Tank cleaning reserve	$9,190	$5,100
General insurance reserve	19,145	19,145

Total current deferred tax assets	$28,335	$24,245

Long-term deferred tax liability
Excess of net book basis over remaining tax basis (depreciation)	$2,491,377	$2,740,252

CADDO MILLS PIPELINE TERMINAL
OF TRUMAN ARNOLD COMPANIES &
ARKANSAS TERMINALING AND TRADING, INC.

Notes to Combined Financial Statements (Continued)

Period Ended November 27, 2012 and Year Ended December 31, 2011

Note 7—Commitments and Contingencies

Legal matters

        The Company is involved in legal proceedings and litigation in the ordinary course of business. In the opinion of management, the outcome of such matters will not have a material adverse effect on the Company's combined financial position or combined results of operations.

Environmental matters

        The Company is subject to various federal, state and local laws and regulations relating to the protection of the environment. Such environmental laws and regulations impose numerous obligations, including the acquisition of permits to conduct regulated activities, the incurrence of capital expenditures to comply with applicable laws and restrictions on the generation, handling, treatment, storage, disposal and transportation of certain materials and wastes.

        Failure to comply with such environmental laws and regulations can result in the assessment of substantial administrative, civil and criminal penalties, the imposition of remedial liabilities and even the issuance of injunctions restricting or prohibiting the Company's activities. The Company has established procedures for the ongoing evaluation of its operations, to identify potential environmental exposures and to comply with regulatory policies and procedures.

        The Company accounts for environmental contingencies in accordance with the Financial Accounting Standards Board ASC 410 related to accounting for contingencies. Environmental expenditures that relate to current operations are expensed or capitalized as appropriate. Expenditures that relate to an existing condition caused by past operations, and do not contribute to current or future revenue generation, are expensed.

        Liabilities are recorded when environmental assessments and/or clean-ups are probable, and the costs can be reasonably estimated. At November 27, 2012 and December 31, 2011, the Company had no significant environmental matters requiring specific disclosure or requiring the recognition of a liability.

Operating leases

        The Company has no operating leases.

Note 8—Related Parties

        The related party receivable balances included on the accompanying combined balance sheet represents trade receivables due primarily from Truman Arnold Companies. In addition, at November 27, 2012 and December 31, 2011, the Company had accounts payable-trade and accrued expenses due to Truman Arnold Companies of $47,109 and $16,355, respectively.

        The Company also receives revenue from Truman Arnold Companies for storage and related services. During the period ended November 27, 2012 and the year ended December 31, 2011, the Company recognized revenue of $10,421,940 and $10,565,258, respectively, related to services provided to the Truman Arnold Companies.

CADDO MILLS PIPELINE TERMINAL
OF TRUMAN ARNOLD COMPANIES &
ARKANSAS TERMINALING AND TRADING, INC.

Notes to Combined Financial Statements (Continued)

Period Ended November 27, 2012 and Year Ended December 31, 2011

Note 8—Related Parties (Continued)

        Prior to November 27, 2012, the Company's assets were pledged as security under the Truman Arnold Companies Senior and Medium Term Notes (collectively, the TAC Notes). As a result of the acquisition of the Company by JP Energy Partners LP described in Note 9, the assets of the Company were released from their lien under the TAC Notes.

Note 9—Subsequent Events

        The Company has performed an evaluation of events subsequent to November 27, 2012 and through May 20, 2013, the date the combined financial statements were available to be issued.

        The Company was acquired by JP Energy Partners LP on November 27, 2012.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Members of
Falco Energy Transportation, LLC:

        In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, changes in members' capital and cash flows present fairly, in all material respects, the financial position of Falco Energy Transportation, LLC and its subsidiaries at July 19, 2012 and December 31, 2011, and the results of their operations and their cash flows for the period from January 1, 2012 to July 19, 2012 and the year ended December 31, 2011 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Dallas, Texas
July 3, 2013

Falco Energy Transportation, LLC

Consolidated Balance Sheets

	July 19, 2012	December 31, 2011
Assets
Current assets
Cash	$222,541	$1,009,058
Accounts receivable	5,204,382	3,263,803
Related party receivables	6,815	52,762
Prepaids and other current assets	731,533	988,159
Customer deposits and advances	193,237	161,519

Total current assets	6,358,508	5,475,301

Property, plant and equipment, net (Note 3)	12,179,320	12,658,325
Intangible assets	61,468	85,932
Investment in affiliate (Note 4)	—	597,207
Debt issuance costs	64,379	72,804

Total assets	$18,663,675	$18,889,569

Liabilities and Members' Equity
Current liabilities
Bank overdraft	$829,860	$300,854
Accounts payable	811,708	1,410,133
Accrued liabilities (Note 5)	2,067,915	2,509,837
Payable to affiliate	557,708	21,555
Related party payables	188,808	132,377
Current maturities of long-term liabilities (Note 6)	6,421,566	4,817,600

Total current liabilities	10,877,565	9,192,356

Long-term liabilities (Note 6)	4,790,160	5,596,210

Total liabilities	15,667,725	14,788,566
Commitments and contingencies (Note 8)
Total members' capital	2,995,950	4,101,003

Total liabilities and members' capital	$18,663,675	$18,889,569

See accompanying notes to consolidated financial statements.

Falco Energy Transportation, LLC

Consolidated Statements of Operations

	Period from January 1, 2012 to July 19, 2012	Year ended December 31, 2011
Revenues	$22,965,550	$33,312,021
Cost of sales, operating, and administrative expenses:
Cost of sales, excluding depreciation and amortization	18,064,830	25,156,925
Operating expenses	2,317,700	3,491,600
General and administrative	1,387,078	1,620,672
Depreciation and amortization	1,377,798	2,007,829
Gain on disposal of assets	(31,774)	(21,086)

Operating income (loss)	(150,082)	1,056,081

Other income (expense):
Interest expense	(314,599)	(462,564)
Equity earnings (loss) in affiliate	(172,039)	21,201

Income (loss) before income taxes	(636,720)	614,718

State income tax expense	(43,955)	(63,037)

Net income (loss)	$(680,675)	$551,681

See accompanying notes to consolidated financial statements.

Falco Energy Transportation, LLC

Consolidated Statements of Changes in Members' Capital

	Units	Members' Capital
Balance, at January 1, 2011	1,000	$3,549,322
Net Income	—	551,681

Balance, at December 31, 2011	1,000	$4,101,003
Net loss	—	(680,675)
Distribution of investment in affiliate to members	—	(424,378)

Balance, at July 19, 2012	1,000	$2,995,950

See accompanying notes to consolidated financial statements.

Falco Energy Transportation, LLC

Consolidated Statements of Cash Flows

	Period from January 1, 2012 to July 19, 2012	Year ended December 31, 2011
Cash flows from operating activities
Net (loss) income	$(680,675)	$551,681
Adjustments to reconcile net (loss) income to net cash provided by (used in) operating activities:
Depreciation and amortization	1,377,798	2,007,829
Gain on disposal of assets	(31,774)	(21,086)
Equity loss (earnings) in affiliate	172,039	(21,201)
Amortization of debt issuance costs	8,425	33,323
Changes in operating assets and liabilities:
Accounts receivables	(1,940,580)	(1,718,338)
Related party receivables	45,947	(52,762)
Prepaids and other current assets	256,626	(379,019)
Customer deposits and advances	(31,718)	(58,851)
Accounts payable and accrued liabilities	(1,040,347)	1,710,736
Payable to affiliate	536,155	39,143
Related party payables	56,431	124,626

Net cash used in (provided by) operating activities	(1,271,673)	2,216,081

Cash flows from investing activities
Purchase of property, plant, and equipment	(657,591)	(2,226,315)
Contributions to equity affiliate	—	(93,425)
Proceeds from sale of assets	371,314	249,725
Other investing activities	(5,131)	(21,100)

Net cash used in investing activities	(291,408)	(2,091,115)

Cash flows from financing activities
Proceeds from line of credit	12,841,564	21,221,465
Payments on line of credit	(11,159,533)	(20,964,599)
Proceeds from long-term debt	25,881	7,017,086
Payments on long-term debt	(1,460,354)	(7,930,313)
Changes from bank overdraft	529,006	300,854
Payment for debt issuance costs	—	(96,583)

Net cash provided by (used in) financing activities	776,564	(452,090)

Net decrease in cash	(786,517)	(327,124)
Cash, beginning of period	1,009,058	1,336,182

Cash, end of period	$222,541	$1,009,058

Supplemental Cash Flow Information
Cash paid for interest	$268,905	$413,892
Cash paid for state income taxes	$33,893	$—
Supplemental Non-Cash Disclosure Information
Financed additions of property, plant, and equipment	$550,356	$2,699,296
Distribution of investment in affiliate to members	$424,378	$—

See accompanying notes to consolidated financial statements.

Falco Energy Transportation, LLC

Notes to Consolidated Financial Statements

1. Organization and Basis of Presentation

        Falco Energy Transportation, LLC ("Falco" or the "Company") was formed on April 12, 2007. The Company is engaged in the transportation of crude oil with locations in Shreveport, LA, Williston, ND, Casper, WY and Gillette, WY. The Company is a limited liability company ("LLC") under the laws of Delaware.

        The Company owns 100% of the following related companies:

  •
  Falcon Applications, LLC, located in Shreveport, LA and provides software design services to the Company as well as third party customers;

  •
  Falco STX, LLC, located in Pearsall, TX and is primarily in the business of sub-contracting crude oil hauling;

  •
  Falco TPH, LLC, located in Shreveport, LA and is primarily in the business of sub-contracting crude oil hauling for the Company;

  •
  ND Land Holdings, LLC, located in Shreveport, LA and owns land in North Dakota that houses one of the Company's locations; and

  •
  Falco STX Land Holdings, LLC, owns land located in Pearsall, TX that houses Falco STX, LLC.

        Prior to July 19, 2012, the Company owned 30% interest in Falco Texoma, LLC ("Texoma") and this investment is accounted for using the equity method of accounting. On July 19, 2012, the Company's interest in Texoma was distributed to a company owned by the members of the Company, as discussed in Note 4.

        Prior to July 19, 2012, the Company was owned by EIV Capital Fund, LP, Falco Crude Services, LLC, Belle Fourche Holdings, LLC and Pine Energies, LLC (collectively, the "members"') in the percentages of 50%, 16.667%, 16.667% and 16.666%, respectively. On July 19, 2012, the Company was acquired by JP Energy Partners ("JPE"), as discussed in Note 10.

        The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States ("U.S. GAAP").

2. Summary of Significant Accounting Policies

Use of Estimates

        The preparation of the financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities as of the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Cash

        The Company considers all highly liquid instruments with an original maturity of three months or less at the time of issuance to be cash equivalents. There were no cash equivalents at July 19, 2012 and December 31, 2011. The Company places its temporary cash investments with high quality financial

Falco Energy Transportation, LLC

Notes to Consolidated Financial Statements (Continued)

2. Summary of Significant Accounting Policies (Continued)

institutions. At times, such investments may be in excess of Federal Deposit Insurance Corporation (FDIC) insurance limits.

Major Customers and Suppliers

        Concentrations of customers impact the Company's overall exposure to credit risk, either positively or negatively. No single supplier accounted for 10% or more of total purchases, but the following customers represent more than 10% of total revenue as indicated below.

Revenue	Period from January 1, 2012 to July 19, 2012	For the year ended December 31, 2011
Unaffiliated
Energy marketing company	64%	71%
Integrated crude oil producer	16%	21%
Integrated crude oil producer	11%	2%

        This concentration of revenue may impact the Company's overall operations either positively or negatively. Although no assurances can be given that the significant customers will remain solvent and continue their current business relationship with the Company, the Company expects its relationships with its first and third largest customers to continue. The contract with the second largest customer in 2012 expired in October 2012 and was not renewed.

Concentrations of Credit Risk

        Cash is maintained at financial institutions and, at times, balances may exceed federally insured limits. The Company has never experienced any losses related to these balances. All of the Company's non-interest bearing cash balances were fully insured at July 19, 2012 and December 31, 2011 due to a temporary federal program in effect from December 31, 2010 through December 31, 2012. Under the program, there is no limit to the amount of insurance for eligible accounts. Beginning 2013, insurance coverage reverted to $250,000 per depositor at each financial institution.

Accounts Receivable

        Accounts receivable are reported net of the allowance for doubtful accounts. Management estimates that allowance for doubtful accounts is based on specific identification and historical collection results. Account balances are charged against the allowance when it is anticipated that the receivable will not be collected. The balance is considered past due or delinquent based on contractual terms with the customer.

        There was no allowance for doubtful accounts as of July 19, 2012 and December 31, 2011.

Property, Plant and Equipment and Related Depreciation

        Property, plant, and equipment are recorded at cost less accumulated depreciation. Maintenance and repairs for trucks and trailers are charged to cost of sales and any major additions and improvements that materially extend the useful lives of property, plant and equipment are capitalized. Depreciation is recorded on a straight-line basis over the estimated useful life of the asset. Additionally, depreciation and amortization is disclosed separately within the consolidated statements of operations.

Falco Energy Transportation, LLC

Notes to Consolidated Financial Statements (Continued)

2. Summary of Significant Accounting Policies (Continued)

Intangible Assets

        Intangible assets consist of software for internal use developed by the Company. All costs are charged to operating expenses in the initial project stage, and the costs of the development stage are capitalized when certain criteria are met. Internal use software is amortized over its useful life of 3 years. Annual amortization of the balance at July 19, 2012 of $61,468 over the next three years is expected to be $11,674 for July 20 through December 31, 2012, $36,138 in 2013, and $13,656 in 2014. The amounts are presented within depreciation and amortization expense in the consolidated statements of operations.

Impairment of Long-Lived Assets

        Long-lived assets such as property and equipment, and purchased intangible assets subject to depreciation and amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If circumstances require a long-lived asset or asset group to be tested for possible impairment, the Company first compares undiscounted cash flows expected to be generated by that asset or asset group to its carrying value. When the carrying amount exceeds undiscounted cash flows, impairment is recognized to the extent that the carrying value exceeds its fair value. No impairment was recognized during the period of January 1, 2012 to July 19, 2012 or during 2011.

Debt Issuance Costs

        The Company capitalizes all direct costs incurred in connection with the issuance of debt as debt issuance costs. These costs are amortized over the contractual term of the debt instrument using the effective interest or straight-line method, as appropriate.

Equity Accounting

        The Company accounts for investments over which it has significant influence but does not control using the equity method of accounting. Under the equity method of accounting, the Company recognizes its share of the investee's earnings in Equity earnings / (loss) in affiliate. Contributions made to the investee increase the recorded investment, and distributions received from the investee reduce the recorded investment. The Company assesses impairment of its investment in affiliate when circumstances indicate it may be other than temporarily impaired.

Revenue Recognition

        The Company is in the business of transporting crude oil. Revenues from such transportation are recognized upon completion of the transportation at the time of delivery to the customers. The Company routinely enters into transactions to purchase crude oil from, and sell crude oil to, the same counterparty. Such transactions that are entered into in contemplation of one another are recorded on a net basis. Revenues from providing capacity on pipelines owned by third parties and other associated fees are recognized at the point of delivery. The Company also contracts with third party hauling companies to haul crude oil under its customer contracts. The costs paid to the third party hauling companies are charged to the Company's customers and are recorded as revenue. In addition the Company earns a fixed fee to manage these third party relationships.

Falco Energy Transportation, LLC

Notes to Consolidated Financial Statements (Continued)

2. Summary of Significant Accounting Policies (Continued)

Fair Value of Financial Instruments

        The Company's financial instruments consist primarily of cash, trade and other receivables, accounts payable, accrued expenses, and other long term liabilities. The carrying amount of the Company's trade and other receivables, accounts payable and accrued expenses approximate fair value due to their short term maturity. The carrying amount reported for long-term debt and other long term liabilities does not approximate fair value because the underlying instruments are at rates higher than the current rates offered to the Company for debt with the same remaining maturities.

Income Taxes

        All components of these consolidated financial statements are derived from the financial information of "flow-through" entities (e.g. LLCs or LPs) treated as partnerships for federal income tax purposes. The Company is subject to Texas Margin Tax ("TMT"), which totaled $43,995 for the period from January 1, 2012 to July 19, 2012 and $63,037 for the year ended December 31, 2011 which is presented as state income tax expense on the consolidated statement of operations. Additionally, all income taxes payable as of July 19, 2012 and December 31, 2011 are recorded within accrued liabilities in the consolidated balance sheets.

Comprehensive Income/Loss

        For the period from January 1, 2012 to July 19, 2012, comprehensive loss equaled net loss. For the year ended December 31, 2011, comprehensive income equaled net income.

Consolidations

        The consolidated financial statements include the accounts and transactions of the Company and its subsidiaries. Intercompany balances and transactions have been eliminated from the consolidated financial statements as part of the consolidation process.

3. Property, plant and equipment, net

        Property, plant and equipment, net are comprised of the following at July 19, 2012 and December 31, 2011:

	Estimated Useful Life	July 19, 2012	2011
Land	—	$283,060	$268,927
Building and improvements	15-39 years	981,327	957,907
Machinery and equipment	5-7 years	726,762	726,762
Trucks and trailers	5-7 years	15,650,371	15,098,047
Office furniture and equipment	3-7 years	210,581	137,413
Gross property, plant and equipment		17,852,101	17,189,056
Less accumulated depreciation		(5,672,781)	(4,530,731)

Property, plant and equipment, net		$12,179,320	$12,658,325

Falco Energy Transportation, LLC

Notes to Consolidated Financial Statements (Continued)

3. Property, plant and equipment, net (Continued)

        Depreciation expense totaled $1,357,883 for the period from January 1, 2012 to July 19, 2012 and $1,986,748 for the year ended December 31, 2011, and is included in depreciation and amortization expense in the consolidated statements of operations.

        Certain plant, property, and equipment owned by the Company is used as collateral for financing discussed further in Note 6. The carrying value of these plant, property and equipment at July 19, 2012 and December 31, 2011 is $3,024,913 and $2,699,296, respectively.

4. Investment in affiliate

        Prior to July 19, 2012, the Company had a 30% interest in Texoma, which was accounted for using the equity method of accounting. On July 19, 2012, the Company's interest in Texoma was distributed to an entity owned by the members of the Company. The carrying amount of the investment in Texoma reduced member's capital and has been reflected as a distribution to members in the consolidated statement of changes in members' capital.

        The Company provided certain marketing and administrative services to Texoma including accounting, marketing for major crude oil producers, certain daily management activities, training and information technology support under the Texoma Supply Agreement dated May 27, 2010 ("Supply Agreement"). The Supply Agreement has been terminated upon the distribution of the Company's interest in the Texoma partnership on July 19, 2012. The total income from these services recognized by the Company was $26,839 and $78,920 for the period from January 1, 2012 to July 19, 2012 and for the year ended December 31, 2011, respectively, and is recorded as revenue on the consolidated statement of operations. The Company also had a balance due to Texoma of $557,708 as of July 19, 2012 and a balance due to Texoma of $21,555 as of December 31, 2011. The amount payable as of July 19, 2012 and December 31, 2011 are presented as payable from affiliate on the consolidated balance sheets as of the respective periods.

        The Company has contracts to haul crude oil with certain customers who have leases within the Area of Mutual Interest ("AMI"), as defined in the Supply Agreement dated May 27, 2010 where Texoma operates. Under this arrangement the crude oil transportation within the AMI is solely performed by Texoma. As the Company is the primary obligator to its customers, the Company has recognized revenue for these transactions revenue in the amount of $2,723,773 for the period from January 1, 2012 to July 19, 2012 and $2,676,654 in 2011. The Company also recorded cost of sales in the same amount for the service provided by Texoma.

        The Company also provided drivers and trucks for Texoma's use. The drivers and trucks are provided on a direct cost recovery basis and the Company earns no margin for these activities. During the period from January 1, 2012 to July 19, 2012 and for the year ended December 31, 2011, the total cost recovered from Texoma for these activities was $302,516 and $804,675, respectively, which are recorded within cost of sales, excluding depreciation and amortization on the consolidated statements of operations. In addition to the costs recovered, the Company also made contributions to Texoma in the amount of $93,425 for the year ended December 31, 2011. There were no contributions to the affiliate during the period from January 1, 2012 to July 19, 2012.

        The carrying amount of the investment in Texoma was $0 at July 19, 2012 and $597,207 at December 31, 2011.

Falco Energy Transportation, LLC

Notes to Consolidated Financial Statements (Continued)

5. Accrued liabilities

        Accrued liabilities are comprised of the following at July 19, 2012 and December 31, 2011:

	July 19, 2012	2011
Wages and employee benefits	$783,214	$1,333,467
Third party trucking payable	431,807	668,511
Insurance related payables	644,393	333,233
Accrued capital expenditures	57,797	96,242
Accrued state income taxes payable	106,992	63,037
Other	43,712	15,347

Total accrued liabilities	$2,067,915	$2,509,837

6. Long-term liabilities

        Long-term liabilities are comprised of the following at July 19, 2012 and December 31, 2011:

	July 19, 2012	2011
Notes payable to Ford Credit	$204,940	$197,579
Notes payable to F&M Bank & Trust Company	6,523,487	7,204,724
Community Trust Bank note payable	427,304	437,391
Community Trust Bank line of credit	3,938,887	2,256,856
Notes Payable to Ally Bank	117,108	—
Financed insurance premiums	—	317,260

Total debt	11,211,726	10,413,810
Less current portion	(6,421,566)	(4,817,600)

Total long-term liabilities	$4,790,160	$5,596,210

Non-recourse debt refinance

        On February 10, 2011, the Company repaid all outstanding debt with Compass Bank related to machinery, equipment, truck, and trailer purchases made in prior years on a non-recourse basis. All loans originated during 2011 to purchase additional trucks and trailers were also on a non-recourse basis. As of July 19, 2012, the Company has $7,272,839 of long term notes payable which includes $6,523,487 not personally guaranteed by the members of the Company. As of December 31, 2011, the Company had $7,839,694 in long term notes payable which included $7,204,724 not personally guaranteed by the members of the Company.

        Terms for the notes payable with the applicable counterparties as of July 19, 2012 and December 31, 2011 follow:

Counterparty	Maturity Dates	Interest Rates	Collateralized by
Ford Credit	12/2013 to 12/2016	4.74% to 8.89%	Vehicles
F&M Bank & Trust Co.	2/2015 to 5/2017	Prime plus 0.50%	Equipment
Ally Bank	7/2016 to 4/2018	0.00% to 5.24%	Vehicles
Community Trust Bank	4/2014	5.5%	Real Property

Falco Energy Transportation, LLC

Notes to Consolidated Financial Statements (Continued)

6. Long-term liabilities (Continued)

        The maturities of long term debt for each of the next 5 years as of July 19, 2012 are as follows:

July 19, 2012
Remainder of 2012	$6,421,566
2013	2,052,287
2014	1,414,060
2015	1,007,441
2016	314,405
Thereafter	1,967

Total long-term liabilities	$11,211,726

Lines of Credit

        On February 11, 2011, the Company executed a revolving credit agreement with Community Trust Bank providing for maximum borrowing of $3,001,530. In April 2012, the Company renewed the revolving credit agreement with Community Trust Bank, expanding the maximum borrowing to $4,000,000. The loan has a variable based on LIBOR plus 2.95% with a minimum interest rate of 4.5%. The outstanding balance as of July 19, 2012 is $3,938,887 resulting in $61,113 in additional borrowing capacity. The outstanding balance as of December 31, 2011 was $2,256,856. As discussed in Note 10, this revolving line of credit was paid in full as part of the acquisition of the Company by JPE in July 2012.

7. Income Taxes

        The Company is a Delaware limited liability company that has elected to be treated as a partnership for tax purposes and is not subject to federal income taxes; rather the taxable earnings or losses are reported by the members in their separate income tax returns. Accordingly, no provision for federal income taxes has been made in these consolidated financial statements.

        The Company recognizes uncertain tax positions only if it is "more likely than not" that the position is sustainable, based solely on its technical merits and consideration of the relevant taxing authority's widely understood administrative practices and precedents. The Company has evaluated tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are more likely than not to be sustained by the applicable tax authority.

        The Company follows the guidance for accounting for uncertainty in income taxes in accordance with Accounting Standards Codification ("ASC") 740, which clarifies uncertainty in income taxes recognized in an enterprise's financial statements. The standard also prescribes a recognition threshold and measurement standard for the financial statement recognition and measurement of an income tax position taken, or expected to be taken, in an income tax return. Only tax positions that meet the more likely than not recognition threshold may be recognized. In addition, the standard provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, and disclosure. The total amount of uncertain tax liabilities as of July 19, 2012 is $66,909 and $34,014 as of December 31, 2011.

Falco Energy Transportation, LLC

Notes to Consolidated Financial Statements (Continued)

8. Commitments and Contingencies

Legal Matters

        The Company is involved in legal proceedings and litigation in the ordinary course of business. In the opinion of management, the outcome of such matters will not have a material adverse effect on the Company's financial position, results of operations, and cash flows.

Environmental Matters

        The Company is subject to various federal, state and local laws and regulations relating to the protection of the environment. Such environmental laws and regulations impose numerous obligations, including the acquisition of permits to conduct regulated activities, the incurrence of capital expenditures to comply with applicable laws and restrictions on the generation, handling, treatment, storage, disposal and transportation of certain materials and wastes.

        Failure to comply with such environmental laws and regulations can result in the assessment of substantial administrative, civil and criminal penalties, the imposition of remedial liabilities and even the issuance of injunctions restricting or prohibiting the Company's activities. The Company has established procedures for the ongoing evaluation of its operations, to identify potential environmental exposures and to comply with regulatory policies and procedures.

        The Company accounts for environmental contingencies in accordance with the ASC 410, "Asset Retirements and Environmental Obligations" related to accounting for contingencies. Environmental expenditures that relate to current operations are expensed or capitalized as appropriate. Expenditures that relate to an existing condition caused by past operations, and do not contribute to current or future revenue generation, are expensed.

        Liabilities are recorded when environmental assessments and/or clean-ups are probable, and the costs can be reasonably estimated. At July 19, 2012 and December 31, 2011, the Company had no environmental matters requiring specific disclosure or requiring the recognition of a liability.

Operating Leases

        The Company leases land, buildings, office space, and equipment under non-cancellable operating leases. The Company's aggregate rental expense for such leases was $739,291 for the period from January 1, 2012 to July 19, 2012 and $682,811 for the year ended December 31, 2011.

        Minimum future payments under non-cancelable operating leases as of July 19, 2012 are as follows:

Remainder of 2012	$104,421
2013	220,713
2014	112,270

Total minimum operating lease payments	$437,404

Falco Energy Transportation, LLC

Notes to Consolidated Financial Statements (Continued)

9. Related Parties

        The Company had the following related party receivables as of July 19, 2012 and December 31, 2011:

	July 19, 2012	2011
Due from Scott Smith III	$1,538	$1,588
Due from Falco Disposal Systems	4,857	51,174
Other	420	—

Total	$6,815	$52,762

        The Company had the following related party payables as of July 19, 2012 and December 31, 2011:

	July 19, 2012	2011
Due to Energy Trucking, LLC	$188,808	$132,377

Total	$188,808	$132,377

        The Company made reimbursements for certain costs to Belle Fourche Holdings, LLC, a company that owns approximately 16.667% of the Company's membership interest as discussed in Note 1. The total amount of the reimbursement of costs made to Belle Fourche Holdings, LLC is $908 for the period from January 1, 2012 to July 19, 2012 and $0 for the year ended December 31, 2011.

        The Company made payments to Scott Smith III, its President and CEO for compensation and guarantee fees. The total amount of the payments made to Scott Smith III was $159,437 for the period from January 1, 2012 to July 19, 2012 and $207,371 for the year ended December 31, 2011. Additionally, as of July 19, 2012 and December 31, 2011, Scott Smith III also had payables due to the Company of $1,538 and $1,588, respectively.

        Three of the Company's members also own another entity, Falco Disposal Systems, LLC, which operates a salt water disposal well in Texas. The Company processes payroll and performs various administrative activities on behalf of Falco Disposal Systems, LLC. The Company is reimbursed for all direct expenses totaling $30,850 from January 1, 2012 to July 19, 2012 and $68,479 in 2011.

        The Company entered into operating leases with Energy Trucking, LLC ("Energy Trucking"), a company that is owned 100% by EIV Capital Fund, LP, during 2011 to obtain trucks and trailers. As a result of these operating lease agreements with Energy Trucking, the Company made lease payments to Energy Trucking in the amounts of $349,720 and $279,670 for the period from January 1, 2012 to July 19, 2012 and the year ended December 31, 2011, respectively. In connection with these lease payments, the Company also had outstanding payables related to these operating leases due to Energy Trucking of $188,808 and $132,377 as of July 19, 2012 and December 31, 2011, respectively. These outstanding payable amounts have been disclosed as related party payables within the consolidated balance sheets. On July 19, 2012, as part of the acquisition by JPE, the Company acquired the trucks and trailers previously under lease through Energy Trucking for $2,548,917.

Falco Energy Transportation, LLC

Notes to Consolidated Financial Statements (Continued)

10. Subsequent Events

        The Company has performed an evaluation of subsequent events through July 2nd, 2013 which is the date the consolidated financial statements were issued. The following events were identified by the Company subsequent to July 19, 2012:

        The Company was acquired by JPE on July 19, 2012. In conjunction with the acquisition of the Membership Interests of the Company, the members were required to pay off certain outstanding debt balances and to assume the debt related to certain other debt positions as of closing of the transaction. The members of the Company paid off the Community Trust Bank Line of Credit, Community Trust Mortgage, the Notes Payable to Ally Bank, and the Notes Payable to Ford Financial in the amounts of $3,938,887, $427,304, $117,108, and $204,940, respectively, upon closing of the transaction from the proceeds received.

        Immediately subsequent to the acquisition of the Company by JPE, JPE executed an amended and restated credit agreement with F&M Bank & Trust Company. This amended and restated credit agreement modified the debt covenants to list JPE as the borrower and, as such, JPE's financial statements are now used to determine the applicable covenants. For the period ended July 19, 2012, JPE obtained a waiver from F&M Bank & Trust Company for noncompliance to provide lender with timely notification of default, erroneous financial statements and with agreed covenants in general.

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
JP Energy Partners LP

        We have audited the accompanying balance sheets of Heritage Propane Express, LLC as of June 6, 2012 and December 31, 2011 and the related statements of operations, parent's equity in division, and cash flows for the period from January 1, 2012 to June 6, 2012 and the year ended December 31, 2011. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with auditing standards generally accepted in the United States of America established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Heritage Propane Express, LLC as of June 6, 2012 and December 31, 2011, and the results of its operations and its cash flows for the period from January 1, 2012 to June 6, 2012 and the year ended December 31, 2011 in conformity with accounting principles generally accepted in the United States of America.

/s/ Grant Thornton LLP

Kansas City, Missouri
May 20, 2013

Heritage Propane Express, LLC

Balance Sheets

	June 6, 2012	December 31, 2011
Assets
Current assets
Cash	$7,201,868	$1,324,463
Accounts receivable, net	5,799,684	3,291,351
Accounts receivable, related party	44,071	—
Inventories	2,419,737	3,381,778
Prepaids and other current assets	3,170,257	3,491,424

Total current assets	18,635,617	11,489,016

Property, plant and equipment, net	43,831,017	40,773,723
Goodwill	3,619,252	3,619,252
Intangible assets, net	6,040,187	6,221,691
Other assets	5,275	5,275

Total assets	72,131,348	62,108,957

Liabilities and Equity
Current liabilities
Accounts payable—trade	3,097,105	615,039
Accrued liabilities	5,784,127	4,282,049
Price risk management liabilities	1,764,129	—
Customer deposits and advances	106,783	146,181
Current portion of long-term liabilities	174,205	174,205

Total current liabilities	10,926,349	5,217,474

Long-term liabilities	875,478	440,644

Commitments and contingencies (Note 14)
Total liabilities	11,801,827	5,658,118
Equity
Parent's Equity in Division	60,329,521	56,450,839

Total liabilities and equity	$72,131,348	$62,108,957

The accompanying notes are an integral part of these financial statements.

Heritage Propane Express, LLC

Statements of Operations

	Period from January 1 2012 to June 6, 2012	Year ended December 31, 2011
Revenues	$24,862,210	$51,045,974
Costs and expenses
Costs of sales (excluding depreciation and amortization)	12,504,786	23,736,370
Operating expenses	11,640,174	18,868,220
General and administrative expenses	284,736	2,332,315
Depreciation and amortization expense	2,184,746	5,171,960
Loss on disposal of assets	444,724	1,088,491

Total costs and expenses	27,059,166	51,197,356

Operating loss	(2,196,956)	(151,382)

Other expenses:
Interest expense	(11,347)	(16,351)

Loss before income taxes	(2,208,303)	(167,733)
Income taxes	(15,450)	(37,066)

Net loss	$(2,223,753)	$(204,799)

The accompanying notes are an integral part of these financial statements.

Heritage Propane Express, LLC

Statements of Parent's Equity in Division

Parent's Equity in Division
Balance, at January 1, 2011	$45,804,122
Net investment from parent	10,851,516
Net loss	(204,799)

Balance, at December 31, 2011	56,450,839
Net investment from parent	6,102,435
Net loss	(2,223,753)

Balance, at June 6, 2012	$60,329,521

The accompanying notes are an integral part of these financial statements.

Heritage Propane Express, LLC

Statements of Cash Flows

	Period from January 1, 2012 to June 6, 2012	Year ended December 31, 2011
Cash flows from operating activities
Net loss	$(2,223,753)	$(204,799)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	2,184,746	5,171,960
Loss on disposal of assets	444,724	1,088,491
Unrealized loss on price risk management liabilities	1,658,973	—
Provision for losses on accounts receivable	9,971	208,682
Gains on acquisition bargain purchases	—	(289,839)
Changes in operating assets and liabilities, net of acquisitions:
Accounts receivable	(2,518,304)	56,591
Accounts receivable—related party	(44,071)	—
Inventories	962,041	(435,693)
Prepaids and other current assets	321,167	909,632
Other long-term assets	—	(154,640)
Accounts payable—trade	2,482,066	(305,034)
Customer advances and deposits	(39,398)	34,255
Accrued liabilities	1,532,704	(1,199,430)

Net cash provided by operating activities	4,770,866	4,880,176

Cash flows from investing activities
Cash paid for acquisitions, net of cash acquired	—	(7,092,739)
Purchase of property, plant and equipment	(7,185,667)	(10,607,302)
Proceeds from the sale of assets	1,680,407	2,970,034

Net cash used in investing activities	(5,505,260)	(14,730,007)

Cash flows from financing activities
Principals payments on debt	—	(117,027)
Net investment by parent	6,611,799	10,851,516

Net cash provided by financing activities	6,611,799	10,734,489

Net increase in cash	5,877,405	884,658
Cash, beginning of period	1,324,463	439,805

Cash, end of period	$7,201,868	$1,324,463

The accompanying notes are an integral part of these financial statements.

Heritage Propane Express, LLC

Notes to Financial Statements

1. Organization and Basis of Presentation

        Heritage Propane Express, LLC, a Delaware limited liability company ("HPX" or "the Company") is a full service provider of propane grill cylinders for exchange for retailers and/or distributors. HPX has production facilities, districts, and depots in its marketing areas that refurbish, deliver, and distribute to the retailer. In addition to propane cylinders, HPX provides services such as quality storage cabinets, safety protection, safety and marketing training, and unique marketing branding enabling the retailer to provide point of purchase sales of both exchange and new propane grill cylinders. HPX conducts a national propane distribution business through its distribution network in 44 states.

        Until December 31, 2011, HPX's business was a division of Heritage Operating, L.P. ("HOLP"). Prior to January 1, 2012, the Company's assets secured the HOLP Senior Secured, Medium Term, and Senior Secured Promissory Notes (Collectively, the "HOLP Notes"). On January 1, 2012, the division was distributed in a common control transaction by HOLP to HPX formed on December 1, 2011 as a separate legal entity and an indirectly wholly-owned subsidiary of Energy Transfer Partners, L.P. ("ETP") when the assets of HPX were released from their lien of the HOLP Notes. ETP owned an indirect 100% Limited Partner interest in HOLP until ETP's sale of HOLP on January 12, 2012 to AmeriGas Partners, L.P. ("AmeriGas"). HPX was then acquired from ETP by JP Energy Partners LP on June 7, 2012 and was subsequently renamed Pinnacle Propane Express, LLC.

        Due to the common control transaction, the financial statements of HPX report the results of operations as though the transfer of net assets had occurred at the beginning of 2011. The accompanying 2011 financial statements of the Company that are prepared on a "carve-out" basis from the consolidated financial statements of HOLP reflect the historical accounts directly attributable to HPX, together with allocations of certain expenses from HOLP. The assets of HPX are recorded at historical cost. All significant intra-company accounts and transactions have been eliminated in the financial statements. Intercompany transactions with HOLP have been presented as transactions with related parties in 2012.

        In 2011, HOLP performed certain corporate functions on behalf of HPX and the financial statements reflect an allocation of the costs HOLP incurred. These functions included human resources, information technology, tax, insurance, accounting, legal, and treasury services. The costs of such services were allocated based on the most relevant allocation method to the service provided, primarily based on payroll and revenues. Management believes such allocations are reasonable; however, they may not be indicative of the actual expense that would have been incurred had HPX been operating as an independent company for all of the periods presented. The charges for these functions are included primarily in general and administrative expenses.

        In 2012, AmeriGas provided HPX with certain services including, among others, human resources, information technology, tax, legal, insurance and treasury services pursuant to a Cylinder Exchange Transition Agreement ("TSA") between HPX, AmeriGas and ETP. HPX expensed $284,736 in connection with such services which was included in general and administration expenses in 2012.

        The accompanying financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (U.S. GAAP).

Heritage Propane Express, LLC

Notes to Financial Statements (Continued)

2. Summary of Significant Accounting Policies

Use of estimates

        The preparation of the financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities as of the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates. Significant items subject to such estimates and assumptions include the useful lives of long lived assets, impairment analysis, fair value of assets and liabilities of acquisitions and allowance for doubtful accounts.

Concentrations of Credit Risk

        Cash is maintained at financial institutions and, at times, balances may exceed federally insured limits. The Company has never experienced any losses related to these balances. All of our non-interest bearing cash balances were fully insured at June 6, 2012 and December 31, 2011 due to a temporary federal program in effect from December 31, 2010 through December 31, 2012. Under the program, there is no limit to the amount of insurance for eligible accounts. Beginning 2013, insurance coverage will revert to $250,000 per depositor at each financial institution.

Major Customers and Suppliers

        Concentrations of customers impact our overall exposure to credit risk, either positively or negatively. Management believes that our portfolio of accounts receivable is sufficiently diversified to minimize any potential credit risk. No single customer accounted for 10% or more of our revenue or accounts receivable.

        We had gross purchases as a percentage of total purchases from major suppliers as follows:

	June 6, 2012	December 31, 2011
Unaffiliated
Martin	27.3%	28.9%
Smith	49.7%	45.2%
NGR	—	15.0%
Affiliated
Enterprise	10.8%	9.5%

        Enterprise Products Partners L.P. together with its subsidiaries ("Enterprise") is a related party as discussed in Note 15. This concentration of supplies may impact the Company's overall operations either positively or negatively. However, management believes that the diversification of suppliers is sufficient to enable the Company to purchase all of the Company's supply needs at market prices without a material disruption of operations if supplies are interrupted from any of the Company's existing sources. Although no assurances can be given that supplies of propane will be readily available in the future, the Company expects a sufficient supply to continue to be available.

Heritage Propane Express, LLC

Notes to Financial Statements (Continued)

2. Summary of Significant Accounting Policies (Continued)

Accounts Receivable

        Accounts receivable are reported net of the allowance for doubtful accounts. Allowance for doubtful accounts are based on specific identification and historical collection results and have generally been within management's expectations. Account balances are charged against the allowance when it is anticipated that the receivable will not be collected. The balance is considered past due or delinquent based on contractual terms with the customer.

        Allowance for doubtful accounts comprise of the following:

	June 6, 2012	December 31, 2011
Accounts Receivable	$5,915,364	$3,471,372
Less: allowance for doubtful accounts	(115,680)	(180,021)

Total, net	$5,799,684	$3,291,351

        The activity in the allowance for doubtful accounts consisted of the following:

	June 6, 2012	December 31, 2011
Balance, beginning of the year	$180,021	$161,817
Accounts receivable written off, net of recoveries	(74,312)	(190,478)
Provision for loss on accounts receivable	9,971	208,682

Balance, end of the year	$115,680	$180,021

Customer deposits and advances

        We offer certain of our customer's prepayment programs which require customers to pay a fixed periodic amount or to otherwise prepay a portion of their anticipated propane purchases. Customer prepayments, in excess of associated billings, are classified as customer deposits and advances on the Balance Sheets.

Advertising

        The Company's policy is to expense advertising costs as they are incurred. The amount charged to advertising expense was $54,841 in 2012 and $210,149 in 2011 and is included in operating expenses.

Delivery Expenses

        Expenses associated with the delivery of products to customers (including vehicle expenses, expenses of delivery personnel, vehicle repair and maintenance and general liability expenses) are classified as operating expenses on the Statements of Operations.

Operating expenses

        Operating expenses primarily includes the personnel, vehicle, delivery, advertising, office, credit and collections and other expenses related to the distribution of products and related equipment and supplies.

Heritage Propane Express, LLC

Notes to Financial Statements (Continued)

2. Summary of Significant Accounting Policies (Continued)

General and administrative expenses

        General and administrative expenses primarily include wages and benefits and department related costs for human resources, finance and accounting, administrative support and supply.

Leases

        The Company has operating leases. Minimum rent payments under operating leases are recognized as an expense on a straight-line basis over the lease term, including any rent free periods.

Revenue Recognition

        Revenues from the sale of propane are recognized in the period that services are provided or products are delivered. Revenues from the sale of parts and equipment are recognized at the latter of sale or installation. We present revenue-related taxes collected from customers and remitted to taxing authorities, principally sales and use taxes, on a net basis.

Asset retirement obligation

        Asset retirement obligations include legal or contractual obligations associated with the retirement of tangible long-lived assets, such as requirements to incur costs to dispose of equipment or to remediate the environmental impacts of the normal operation of the assets. We record liabilities for asset retirement obligations when a known obligation exists under current law or contract and when a reasonable estimate of the value of the liability can be made. Management was not able to reasonably measure the fair value of asset retirement obligations as of June 6, 2012 and December 31, 2011 because settlement dates were indeterminable.

Construction in progress

        Construction-in-progress is stated at cost and not depreciated until placed in service and transferred to property, plant and equipment.

Property, Plant and Equipment and Related Depreciation

        Property, plant, and equipment are recorded at cost less accumulated depreciation. Maintenance and repairs are charged to operating expenses and any major additions and improvements that materially extend the useful lives of property, plant and equipment are capitalized. Depreciation is recorded on a straight-line basis over the estimated useful life of the asset.

Goodwill and Other Intangible Assets

        We apply ASC 805, "Business Combinations," and ASC 350, "Intangibles—Goodwill and Other," to account for goodwill and intangible assets. In accordance with these standards, we amortize all finite lived intangible assets over their respective estimated weighted average useful lives, while goodwill has an indefinite life and is not amortized. However, goodwill and all intangible assets not subject to amortization are tested for impairment at least annually, or more frequently whenever an event or change in circumstances occurs that would more likely than not reduce the fair value of a reporting unit below its carrying amount. We test for impairment at the reporting unit level. Estimation of future economic benefit requires management to make assumptions about numerous variables including selling

Heritage Propane Express, LLC

Notes to Financial Statements (Continued)

2. Summary of Significant Accounting Policies (Continued)

prices, costs, the level of activity and appropriate discount rates. If it is determined that the fair value of a reporting unit is below its carrying amount, our goodwill or intangible assets with indefinite lives will be impaired at that time.

        The Company performs its annual impairment review of goodwill and indefinite lives intangible assets on December 31 or when a triggering event occurs between annual impairment tests. No impairment loss was recorded in 2012 or 2011.

        We test long-lived asset groups for impairment when events or circumstances indicate that the net book value of the asset group may not be recoverable. We test an asset group for impairment by estimating the undiscounted cash flows expected to result from its use and eventual disposition. If the estimated undiscounted cash flows are lower than the net book value of the asset group, we then estimate the fair value of the asset group and record a reduction to the net book value of the assets and a corresponding impairment loss.

Business Combinations

        The Company uses the acquisition method of accounting in accordance with ASC 805, "Business Combinations". The acquisition method of accounting requires the Company to use significant estimates and assumptions, including fair value estimates, as of the business combination date, and to refine those estimates as necessary during the measurement period (defined as the period, not to exceed one year, in which the amounts recognized for a business combination may be adjusted). Each acquired company's operating results are included in the Company's financial statements starting from the date of acquisition. The purchase price is the equivalent of fair value of consideration transferred. Tangible and identifiable intangible assets generally are comprised of customer lists, trade names and non-compete agreements. Goodwill is recognized for the excess of the purchase price over the net fair value of assets acquired and liabilities assumed.

        Costs that are incurred to complete the business combination such as banking, legal and other professional fees are not considered part of the consideration transferred and are charged to operating expenses as they are incurred. See note 6.

Inventories

        Inventories are stated at the lower of cost or market. The cost of propane inventories is determined using the weighted average cost of propane delivered to customer service locations and includes any storage fees and in-bound freight costs.

Impairment of Long-Lived Assets

        Long-lived assets such as property, plant and equipment, and purchased intangible assets subject to depreciation and amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If circumstances require a long-lived asset or asset group to be tested for possible impairment, the Company first compares undiscounted cash flows expected to be generated by that asset or asset group to its carrying value. If the carrying value of the long-lived asset or asset group is not recoverable on an undiscounted cash flow basis, impairment is recognized to the extent that the carrying value exceeds its fair value.

Heritage Propane Express, LLC

Notes to Financial Statements (Continued)

2. Summary of Significant Accounting Policies (Continued)

Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values and third-party independent appraisals, as considered necessary (Level 3).

Fair value Measurement

        Fair value is defined as the price that the Company would receive to sell an asset or pay to transfer a liability (an exit price) in an orderly transaction between market participants on the measurement date. In determining fair value, U.S. GAAP establishes a three-level hierarchy used in measuring fair value, as follows:

  •
  Level 1 inputs are quoted prices available for identical assets and liabilities in active markets;

  •
  Level 2 inputs are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets or other inputs that are observable or can be corroborated by observable market data;

  •
  Level 3 inputs are less observable and reflect our own assumptions.

Fair value of Financial Instruments

        The Company's financial instruments consist primarily of cash and cash equivalents, trade and other receivables, accounts payable, accrued expenses and commodity derivatives. The carrying value of the Company's trade and other receivables, accounts payable and accrued expenses approximates fair value due to their short term maturity. The carrying amount reported for long-term debt approximates fair value because the underlying instruments are at rates similar to current rates offered to the Company for debt with the same remaining maturities. Price risk management assets and liabilities are recorded at fair value.

Income Taxes

        The Company is a tax pass through entity, and, therefore, is generally not subject to income taxes. The Company follows the guidance for uncertainties in income taxes and did not identify or record any uncertain tax positions not meeting the more likely than not standard as of June 6, 2012 or December 31, 2011. The Company records interest related to unrecognized tax benefits in interest expense and penalties in operating expenses.

3. Supplemental Cash flow Information

	June 6, 2012	December 31, 2011
Cash paid for interest	$599	$13,535

Non-cash financing activities	June 6, 2012	December 31, 2011
Long term debt assumed and non-compete agreement notes payable issued in acquisitions	$—	$591,623
Net advances to parent	$(509,364)	$—

Heritage Propane Express, LLC

Notes to Financial Statements (Continued)

4. Inventories

        Propane inventories comprise of the following at June 6, 2012 and December 31, 2011:

	2012	2011
Balance, December 31, 2011 and June 6, 2012	$2,419,737	$3,381,778

5. Property, Plant and Equipment, net

        Property, plant, and equipment comprise of the following at June 6, 2012 and December 31, 2011:

	Estimated Useful Life	2012	2011
Land	—	$2,217,607	$2,217,607
Buildings and improvements	10 - 40 years	4,258,066	4,212,812
Machinery and equipment	10 years	1,857,033	1,830,938
Customer tanks, regulators & tank sets	10 - 30 years	16,151,041	14,234,456
Dispensers and bulk storage	5 - 30 years	21,810,431	21,144,904
Motor vehicles	3 - 20 years	8,153,528	8,124,951
Office furniture and equipment	3 - 10 years	363,223	363,223
Construction in progress	—	4,259,076	2,141,906

Gross property, plant and equipment		59,070,005	54,270,797
Less accumulated depreciation		(15,238,988)	(13,497,074)

Property, plant and equipment, net		$43,831,017	$40,773,723

        Depreciation expense totaled $2,003,242 for 2012 and $4,835,889 for 2011, which is included in depreciation and amortization expense in the Statements of Operations.

        Construction in progress at June 6, 2012 and December 31, 2011 consists primarily of cages and cage set labor and a production facility and will be classified as dispensers and bulk storage and buildings and improvements, respectively, within property, plant and equipment when completed.

6. Acquisitions

        On April 4, 2011, the Company acquired substantially all of the retail propane distribution assets of Plantation Propane, Inc. ("Plantation") for $752,282 in cash.

        On July 13, 2011, the Company acquired all of the retail propane distribution assets of Fitzgerald Distributing, LLC Kiss the Cook Propane for $76,188 in cash.

        On August 25, 2011, the Company acquired substantially all of the retail propane distribution assets of Gas Incorporated for $2,878,572 in cash.

        On September 20, 2011, the Company acquired substantially all of the retail propane distribution assets of Horizon Propane Cylinders, LLC ("Horizon") for a total consideration of $3,385,697 in cash.

Heritage Propane Express, LLC

Notes to Financial Statements (Continued)

6. Acquisitions (Continued)

        The following table represents the preliminary allocation of the aggregated purchase price to the fair value of assets acquired and liabilities assumed related to the four acquisitions described above:

Accounts receivable	$189,813
Inventories	192,290
Property, plant and equipment	4,778,100
Customer lists (15 years)	1,956,258
Non-compete agreements (5 - 10 years)	137,913
Non-amortizable intangible assets—Trade names	91,728
Goodwill	650,074

Total assets	7,996,176
Less liabilities assumed	(613,598)
Less bargain purchase gain	(289,839)

Total	$7,092,739

        With the exception of Plantation, the above table represents a preliminary allocation for each entity acquired. The Company finalizes allocations within one year of the acquisition date. The goodwill amounts noted for all 2011 acquisitions reflect the difference between purchase prices less the fair value of net assets acquired. Goodwill was warranted because these acquisitions enhance the Company's current operations and certain acquisitions are expected to reduce costs through synergies with existing operations. The Company expects all of the goodwill acquired to be tax deductible. The Company does not believe that the acquired intangible assets have any significant residual value at the end of their respective useful life.

        The results of operations of the acquisitions are included in the Company's Statements of Operations since their acquisition date.

        The bargain purchase gain noted for the Horizon acquisition of $268,096 and for the Plantation acquisition for $21,743 reflects the difference between the purchase price less the fair value of the net assets acquired and has been recognized within general and administrative expenses within the Statements of Operations. As there was bargain purchase the acquirer reassessed whether it has correctly identified all of the assets acquired and all of the liabilities assumed and reassessed the value of the assets. It was determined that the bargain purchase gain was the result of a negotiated reduced price.

        The following table summarizes the detail of the acquired intangible assets during 2011:

	Combined fair value	Weighted-average useful lives
Customer lists	$1,956,258	15 years
Non-compete agreements	137,913	8 years
Trade names	91,728	Indefinite

Total Identifiable Intangible assets	$2,185,899

Heritage Propane Express, LLC

Notes to Financial Statements (Continued)

7. Goodwill and Intangible Assets

        The goodwill and intangible assets comprise of the following at June 6, 2012 and December 31, 2011:

Goodwill
Balance, January 1, 2011	$2,969,178
Acquisitions	650,074

Balance, December 31, 2011 and June 6, 2012	$3,619,252

Intangible assets	Estimated Useful Life	June 6, 2012	December 31, 2011
Customer lists	15 years	$5,132,389	$5,132,389
Non-compete agreements	5 - 10 years	742,283	742,283
Non-amortizable intangible assets—Trade names	—	1,566,145	1,566,145

Gross intangible assets		7,440,817	7,440,817
Less accumulated amortization		(1,400,630)	(1,219,126)

Total intangible assets, net		$6,040,187	$6,221,691

        Amortization expense totaled $181,504 for 2012 and $336,071 for 2011, which is included in depreciation and amortization expense in the Statements of Operations.

        Estimated amortization expense of intangible assets during the next five fiscal years is as follows:

Remainder of 2012	$237,352
2013	418,856
2014	418,389
2015	418,056
2016	407,912
Thereafter	2,573,477

Total	$4,474,042

8. Accrued Liabilities

        Other accrued liabilities are comprised of the following at June 6, 2012 and December 31, 2011:

	2012	2011
Wages and employee benefits	$2,308,463	$426,272
Business insurance reserves	3,329,946	3,738,520
Income taxes	54,852	39,403
Other	90,866	77,854

Total accrued liabilities	$5,784,127	$4,282,049

Heritage Propane Express, LLC

Notes to Financial Statements (Continued)

9. Long-Term Liabilities

        Other long-term liabilities are comprised of the following at June 6, 2012 and December 31, 2011:

	2012	2011
Non-compete debt with imputed interest at rates averaging 3.512%	$614,849	$614,849
Price risk management liabilities (Note 10)	434,834	—

Total long-term liabilities	1,049,683	614,849
Less current portion:	(174,205)	(174,205)

Long-term liabilities	$875,478	$440,644

        The non-compete debt relates to the acquisitions. The payments are scheduled to be paid over the next 5 years as detailed below:

Remainder of 2012	$174,205
2013	104,524
2014	108,196
2015	111,995
2016	115,929
Thereafter	—

Total	$614,849

10. Derivative Instruments

        Policies:    The Company established comprehensive risk management policies and procedures to monitor and manage the market risks associated with commodity prices, counterparty credit, and interest rates. Management is responsible for the overall management of these risks, including monitoring exposure limits. Management receives regular briefings on exposures and overall risk management in the context of market activities.

        Commodity Price Risk:    The Company's business is exposed to market risks related to the volatility of propane prices. The Company uses forward physical contracts to manage its purchasing exposure to market fluctuations in propane prices.

        At June 6, 2012, the Company had outstanding contracts with total nominal amounts for 3,887,200 gallons maturing through November 2013.

Heritage Propane Express, LLC

Notes to Financial Statements (Continued)

10. Derivative Instruments (Continued)

        The following table summarizes the fair value of our financial assets and liabilities consisting of only commodity derivatives measured and recorded at the fair value on a recurring basis as of June 6, 2012 based on inputs used to derive their fair values:

Description	Total fair value June 6, 2012	Fair Value Measurements using in active markets for identical assets and liabilities (Level 1)	Fair value measurements using other observable inputs (Level 2)	Fair market measurements using unobservable inputs (Level 3)
Assets
Commodity derivatives	$—	$—	$—	$—
Liabilities
Commodity derivatives	2,198,963	—	2,198,963	—

Total liabilities	$2,198,963	$—	$2,198,963	$—

        The Company valued its propane commodity derivatives using the New York Mercantile Exchange ("NYMEX").

        Credit Risk:    The Company's business is exposed to credit risk. Therefore, a credit loss can be very large relative to overall profitability on these transactions. The Company attempts to ensure that it issues credit only to credit-worthy counterparties and that in appropriate circumstances any such extension of credit is backed by adequate collateral such as a letter of credit or a guarantee from a parent company with potentially better credit.

        The Company's Balance Sheet as of June 6, 2012 was impacted by derivative instruments activities as detailed below:

Mark-to-market derivatives	Location of the fair value of the derivatives on the balance sheet	Amount of fair value recognized on derivatives
Price risk management liabilities	Short term liabilities	$1,764,129
Price risk management liabilities	Long-term liabilities	434,834

        The Company's Statement of Operations for 2012 was impacted by derivative instruments activities as detailed below:

Mark-to-market derivatives	Location of gain/(loss) recognized in income on derivatives	Amount of gain/(loss) recognized on derivatives
Commodity derivatives
Realized	Costs of sales	$(1,192,698)
Unrealized	Costs of sales	(1,859,525)

Heritage Propane Express, LLC

Notes to Financial Statements (Continued)

10. Derivative Instruments (Continued)

        In 2011, HPX did not enter into any derivative contracts. In 2011, the Company was allocated by HOLP a portion of derivative gains and losses on certain contracts which were entered into on their behalf amounting to a net $1,063,814 realized gain included in cost of sales. At January 1, 2012, the derivative financial instruments were legally assigned and contributed at fair value to HPX at a fair value liability of $539,990.

Accounting for derivatives

        All derivatives are recognized in the Balance Sheets as either an asset or a liability measured at fair value.

        The Company has not applied hedge accounting to any derivative contracts. Cash flows from derivatives are reported as cash flows from operating activities in the same category as the cash flows from the items being managed.

11. Parent's Equity in Division

        HOLP and ETP use a centralized approach to cash management. Inter-company accounts represent the net result of the Company's participation in such cash management and treasury programs. Inter-company accounts are also credited and charged for allocations of certain corporate costs. The balances of the inter-company accounts are classified in parent's equity in division. There are no terms of settlement or interest charges associated with this balance.

        The Statements of Operations include expenses allocated by HOLP in 2011 to cover human resources, information technology, tax, insurance, accounting, legal, treasury services and other corporate services provided to the Company. These allocations were based on the most relevant allocation method to services provided primarily based on payroll and revenues that management believes are reasonable and result in an allocation of the Company's cost of doing business. Amounts allocated from HOLP to the Company in 2011 were $2,332,315. On January 1, 2012, the TSA took effect and AmeriGas continued to support the operations of HPX. Upon the sale of HPX to JP Energy Partners LP the buyer had an option to continue with the TSA for a year after completion of the sale.

12. Retirement Plan

        Employees were eligible to participate in ETP's 401k savings plan which included a match. The matching contributions were calculated using a formula based on employee contributions. The 401k match for 2011 and 2012 was $131,424 and $92,687, respectively, and was included within operating expenses on the Statements of Operations.

13. Income Taxes

        The Company recognizes uncertain tax positions only if it is "more likely than not" that the position is sustainable, based solely on its technical merits and consideration of the relevant taxing authority's widely understood administrative practices and precedents. The Company has evaluated tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are more likely than not to be sustained by the applicable tax authority. Based on this analysis, all material tax positions were deemed to meet a more likely than not threshold. Tax expense of $15,450 and $37,066 for 2012 and 2011, respectively, related to state income taxes.

Heritage Propane Express, LLC

Notes to Financial Statements (Continued)

14. Commitments and Contingencies

Legal Matters

        The Company may, from time to time, be involved in litigation and claims arising out of our operations in the normal course of business. Propane is a flammable, combustible gas. Serious personal injury and significant property damage can arise in connection with its storage, transportation or use. In the ordinary course of business, the Company is sometimes threatened with or named as a defendant in various lawsuits seeking actual and punitive damages for product liability, personal injury and property damage. The Company maintains liability insurance with insurers in amounts and with coverage and deductibles management believes are reasonable and prudent and which are generally accepted in the industry. However there can be no assurance that the levels of insurance protection currently in effect will continue to be available at reasonable prices or that such levels will remain adequate to protect us from material expenses related to product liability, personal injury or property damage in the future.

        The Company is party to various legal proceedings and/or regulatory proceedings incidental to our businesses. For each of these matters, the Company evaluates the merits of the case, the exposure to the matter, possibly legal or settlement strategies, the likelihood of unfavorable outcome and the availability of insurance coverage. If the Company determines that an unfavorable outcome of a particular matter is probable and can be estimated, the Company accrues the contingent obligation as well as any expected insurance recoverable amounts related to the contingency. As of June 6, 2012 and December 31, 2011, the Company had accruals of $3,329,946 and $3,738,520 respectively, reflected in accrued liabilities on the Balance Sheets related to these contingent obligations. The Company had insurance recovery assets in prepaids and other current assets of $2,958,618 and $3,417,062 as of June 6, 2012 and December 31, 2011, respectively. As new information becomes available, the estimates may change. The impact of these changes may have a significant effect on results of operations in a single period.

        The outcome of these matters cannot be predicted with certainty and there can be no assurance that the outcome of a particular matter will not result in the payment of amounts that have not been accrued for the matter. Furthermore, the Company may revise accrual amounts prior to resolution of a particular contingency based on changes in facts and circumstances or changes in the expected outcome.

        No amounts have been recorded in the June 6, 2012 and December 31, 2011 Balance Sheets for contingencies and current litigation, other than amounts disclosed herein.

Environmental Matters

        The Company is subject to various federal, state and local laws and regulations relating to the protection of the environment. Such environmental laws and regulations impose numerous obligations, including the acquisition of permits to conduct regulated activities, the incurrence of capital expenditures to comply with applicable laws and restrictions on the generation, handling, treatment, storage, disposal and transportation of certain materials and wastes.

        Failure to comply with such environmental laws and regulations can result in the assessment of substantial administrative, civil and criminal penalties, the imposition of remedial liabilities and even the issuance of injunctions restricting or prohibiting the Company's activities. The Company has established procedures for the ongoing evaluation of its operations, to identify potential environmental exposures and to comply with regulatory policies and procedures.

Heritage Propane Express, LLC

Notes to Financial Statements (Continued)

14. Commitments and Contingencies (Continued)

        The Company accounts for environmental contingencies in accordance with the ASC 410, "Asset Retirements and Environmental Obligations" related to accounting for contingencies. Environmental expenditures that relate to current operations are expensed or capitalized as appropriate. Expenditures that relate to an existing condition caused by past operations, and do not contribute to current or future revenue generation, are expensed.

        Liabilities are recorded when environmental assessments and/or clean-ups are probable, and the costs can be reasonably estimated. At June 6, 2012 and December 31, 2011, the Company had no environmental matters requiring specific disclosure or requiring the recognition of a liability.

Operating Leases

        The Company leases equipment under non-cancellable operating leases. The Company's aggregate rental expense was $133,001 at 2012 and $326,938 for 2011. Minimum future payments under non-cancelable operating leases as of June 6, 2012 are as follows:

Remainder of 2012	$146,542
2013	197,108
2014	81,703
2015	14,723
Thereafter	—

Total	$440,076

15. Related Parties

        Transactions with these related parties for 2012 and 2011 are outlined below:

		Amount
Related Party	Type of Transaction	2012	2011
Enterprise	Purchase of propane	$—	$2,089,199
AmeriGas	Corporate services	284,736	—

        In 2011, Enterprise supplied a portion of the Company's propane purchases. Enterprise was considered to be a related party to the Company due to Enterprises ownership of outstanding common units of Energy Transfer Equity, L.P. ("ETE") which is a related party to ETP.

        In January 2012, Enterprise sold a significant portion of its ownership in ETE common units. Subsequent to that transaction, Enterprise owns less than 5% of ETE's outstanding common units and was no longer considered a related party.

        In 2012, ETP held a substantial interest in AmeriGas, which ETP received as part of the consideration for the sale of HOLP to AmeriGas. AmeriGas provided HPX with certain services including human resources, information technology, tax, insurance, legal and treasury services within the TSA in 2012 at a cost of $284,736 which was included within the general and administrative expenses in the Statement of Operations in 2012.

Heritage Propane Express, LLC

Notes to Financial Statements (Continued)

15. Related Parties (Continued)

        At June 6, 2012 and December 31, 2011, the Company had an accounts receivable balance of $44,071 and $0, respectively, from HOLP relating to a payment from an HPX customer deposited into a HOLP bank account. The funds were repaid after the balance sheet period.

        The above related party transactions were consummated on terms equivalent to those that prevail in arm's length transactions.

16. Subsequent Events

        The Company has performed an evaluation of subsequent events through May 18, 2013 which is the date the financial statements were available to be issued.

        The Company was acquired by JP Energy Partners LP on June 7, 2012.

INDEPENDENT AUDITOR'S REPORT

To the Shareholder of
Parnon Storage Inc.

        We have audited the accompanying balance sheets of Parnon Storage Inc. (the Company) (wholly-owned by Parnon Holdings Inc.), as of March 31, 2012 and 2011, and the related statements of income, shareholder's equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        As disclosed in Note 1, effective August 1, 2012 the Company was purchased by JP Energy Partners LP, a Delaware limited partnership. The purchase transferred all of the equity interests of the Company to the buyer.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Parnon Storage Inc. as of March 31, 2012 and 2011, and the results of its operations and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ Travis Wolff, LLP
Dallas, Texas

April 2, 2013

PARNON STORAGE INC.

Balance Sheets

	March 31, 2011	March 31, 2012	June 30, 2012
			(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$32,150	$80,595	$97,772
Restricted cash equivalents	3,138,183	2,538,974	2,667,962
Due from Parnon Energy Inc.	36,756	—	—
Prepaid expenses	552,042	484,984	358,455
Deferred tax asset	457,253	434,404	434,404

Total current assets	4,216,384	3,538,957	3,558,593
Noncurrent assets:
Restricted cash equivalents	2,800,000	2,800,000	2,800,000
Property, plant, and equipment, net	62,857,004	61,202,234	60,787,876
Deferred financing costs, net	235,156	169,531	153,125
Other assets	175,667	44,410	38,617

Total noncurrent assets	66,067,827	64,216,175	63,779,618

	$70,284,211	$67,755,132	$67,338,211

LIABILITIES AND SHAREHOLDER'S EQUITY
Current liabilities:
Accounts payable and accrued expenses	$184,270	$218,681	$232,229
Due to Parnon Gathering Inc.	2,578	2,936	2,408
Due to Parnon Holdings Inc.	13,136,277	4,790,470	2,828,315
Due to Parnon Energy Inc.	—	800	—
Current maturities of term note payable	5,000,000	5,000,000	5,000,000
Fair value of interest rate swap	1,825,388	1,662,590	1,607,163
Income taxes payable to Parnon Holdings, Inc.	2,183,317	4,737,767	4,737,767
Income taxes payable	—	20,000	1,227,358

Total current liabilities	22,331,830	16,433,244	15,635,240
Noncurrent liabilities:
Deferred tax liabilities	1,985,185	3,416,022	3,416,022
Term note payable, less current maturities	34,318,828	29,318,828	28,068,829
Fair value of interest rate swap	2,166,540	2,622,765	2,443,362

Total noncurrent liabilities	38,470,553	35,357,615	33,928,213
Shareholder's Equity:
Share capital, no par value, 200 shares authorized	1	1	1
Retained earnings	9,481,827	15,964,272	17,774,757

Total shareholder's equity	9,481,828	15,964,273	17,774,758

	$70,284,211	$67,755,132	$67,338,211

See accompanying notes to financial statements.

PARNON STORAGE INC.

Statements of Income

			For the Three Months Ended June 30,
	For the Year Ended March 31, 2011	For the Year Ended March 31, 2012
			2011	2012
			(Unaudited)
Revenue:
Storage revenue from Parnon Energy Inc.	$18,433,015	$18,583,019	$4,614,338	$4,656,601
Operating expenses:
Storage tank fees	1,873,015	2,023,019	474,338	516,601
Selling, general, and administrative	983,544	1,005,366	215,453	246,742
Depreciation	1,649,221	1,657,153	414,239	414,358

	4,505,780	4,685,538	1,104,030	1,177,701

Income from operations	13,927,235	13,897,481	3,510,308	3,478,900
Other income (expense):
Interest expense—third parties	(1,054,296)	(942,292)	(238,944)	(228,023)
Interest expense—Parnon Holdings Inc.	(476,869)	(239,060)	(79,449)	(25,698)
Realized/unrealized loss on interest rate swap	(2,134,727)	(2,185,472)	(884,070)	(207,189)
Other income (expense)	26	25	(147)	(147)

	(3,665,866)	(3,366,799)	(1,202,610)	(461,057)

Income before provision for income taxes	10,261,369	10,530,682	2,307,698	3,017,843
Income tax expense	(3,998,216)	(4,048,237)	(923,257)	(1,207,358)

Net income	$6,263,153	$6,482,445	$1,384,441	$1,810,485

See accompanying notes to financial statements.

PARNON STORAGE INC.

Statements of Shareholder's Equity

	Share Capital
			Retained Earnings
	Shares	Amount		Total
Balance at March 31, 2010	1	$1	$3,218,674	$3,218,675
Net income	—	—	6,263,153	6,263,153

Balance at March 31, 2011	1	1	9,481,827	9,481,828
Net income	—	—	6,482,445	6,482,445

Balance at March 31, 2012	1	1	15,964,272	15,964,273
Net income (unaudited)	—	—	1,810,485	1,810,485

Balance at June 30, 2012 (Unaudited)	1	$1	$17,774,757	$17,774,758

See accompanying notes to financial statements.

PARNON STORAGE INC.

Statements of Cash Flows

			For the Three Months Ended June 30,
	For the Year Ended March 31, 2011	For the Year Ended March 31, 2012
			2011	2012
			(Unaudited)
Cash flows from operating activities:
Net income	$6,263,153	$6,482,445	$1,384,441	$1,810,485
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	1,649,221	1,657,153	414,239	414,358
Amortization of deferred financing fees	65,625	65,625	16,407	16,407
Unrealized (gain) loss on interest rate swap	78,929	293,427	392,636	(234,830)
Deferred income taxes	2,557,074	1,453,686	—	—
Changes in operating assets and liabilities:
Prepaid expenses	50,384	67,058	72,508	126,529
Other assets	(84,803)	131,257	54,252	5,793
Accounts payable and accrued expenses	(75,128)	34,411	(20,024)	13,548
Due to/from related parties	(71,563)	37,914	46,748	(1,328)
Income taxes payable	(925,130)	2,574,450	903,157	1,207,358

Net cash provided by operating activities	9,507,762	12,797,426	3,264,364	3,358,320

Cash flows from investing activities:
Purchase of property, plant, and equipment	(551,860)	(2,383)	—	—
Decrease (increase) in restricted cash equivalents	3,862,309	599,209	656,146	(128,988)

Net cash provided by (used in) investing activities	3,310,449	596,826	656,146	(128,988)

Cash flows from financing activities:
Borrowings on term note—related party	2,842,701	237,688	79,448	25,698
Repayments of term note—related party	(11,199,748)	(8,583,495)	(2,735,036)	(1,987,853)
Repayments of term note	(5,000,000)	(5,000,000)	(1,250,000)	(1,250,000)

Net cash used in financing activities	(13,357,047)	(13,345,807)	(3,905,588)	(3,212,155)

Increase (decrease) in cash and cash equivalents	(538,836)	48,445	14,922	17,177
Cash and cash equivalents, beginning of period	570,986	32,150	32,150	80,595

Cash and cash equivalents, end of period	$32,150	$80,595	$47,072	$97,772

Supplemental cash flow information:
Cash paid for income taxes	$2,218,293	$20,100	$—	$—

Cash paid for interest expense	$4,274,908	$3,119,415	$798,654	$701,993

See accompanying notes to financial statements.

PARNON STORAGE INC.

Notes to Financial Statements

March 31, 2012 and 2011 and June 30, 2012 and 2011

(Information as of June 30, 2012 and for the three month periods ended
June 30, 2012 and 2011 is Unaudited)

Note 1—Organization and Summary of Significant Accounting Policies

Organization and nature of business

        In May 2007, Parnon Storage LLC was organized under the laws of the State of Oklahoma and later converted to Parnon Storage Inc. (the Company) in July 2007. The Company owns five storage tanks capable of holding up to 3,000,000 barrels of crude oil located in Cushing, Oklahoma, the marketing hub of West Texas Intermediate (WTI). A third party operator is located onsite at the Cushing terminal and manages the Company's daily activities, which currently consist of taking physical possession of crude oil that is under derivative contracts entered into by Parnon Energy Inc., an affiliate due to common ownership. The Company's primary place of business is 1437 S. Boulder Ave., Suite #1070, Tulsa, Oklahoma, 74119 USA and its registered address is 115 SW 89th Street, Oklahoma City, OK 73139 USA.

        The Company is a wholly-owned subsidiary of Parnon Holdings Inc. (PHI), a domestic energy holding company with no substantive operations, which consolidates the accounts of the Company along with three other related wholly-owned subsidiaries, Parnon Energy Inc. (PEI), Parnon Gathering Inc. (PGI), and Arcadia Fuels Inc. (AFI). Farahead Holdings Limited (Farahead), a foreign entity organized under the laws of the Republic of Cyprus, ultimately owns and controls PHI and other foreign entities in the energy industry (collectively, the Group).

Subsequent events

        Effective August 1, 2012 the Company was purchased by JP Energy Partners LP, a Delaware limited partnership (JP Energy). The purchase transferred all of the equity interests of the Company to the JP Energy.

        Management of the Company has evaluated subsequent events through June 2, 2013, the date the financial statements were available to be issued.

Interim financial information

        The interim financial statements included herein are unaudited but reflect, in management's opinion, all adjustments, consisting only of normal recurring adjustments necessary for a fair statement of financial position and the results of the Company's operations for the interim periods presented: three months ended June 30, 2012 and 2011.

        Interim results are not necessarily indicative of results for the full fiscal year.

Revenue recognition

        The Company recognizes revenue when 1) persuasive evidence of an arrangement exists, 2) services have been rendered or the physical product has been delivered, 3) the sales price is fixed and determinable and 4) collectability is reasonably assured. The Company currently earns monthly storage fees under a long-term contract with PEI based on a fixed rate per barrel and receives payment based on the maximum committed space whether or not it is fully utilized in a given month.

PARNON STORAGE INC.

Notes to Financial Statements (Continued)

March 31, 2012 and 2011 and June 30, 2012 and 2011

(Information as of June 30, 2012 and for the three month periods ended
June 30, 2012 and 2011 is Unaudited)

Note 1—Organization and Summary of Significant Accounting Policies (Continued)

Cash equivalents and restricted cash equivalents

        The Company considers all highly liquid investments with an original or remaining maturity of three months or less at the date of purchase to be cash equivalents. At March 31, 2012 and 2011, the Company had $5,338,974 and $5,938,183, respectively, held in money market accounts which are used as collateral and restricted for use under the terms of the facility and related collateral agreement with a major financial institution (See Note 4). These accounts are shown as restricted cash equivalents on the balance sheets.

Property and equipment

        The Company capitalizes expenditures for assets purchased or constructed; existing assets that are replaced, improved, or the useful lives have been extended; and all land, regardless of cost. The Company records property, plant, and equipment at its cost, which is depreciated on a straight-line basis over its estimated useful life. The determination of the useful lives requires management to consider the age (in the case of acquired assets), manufacturing specifications, technological advances, and historical data. Uncertainties that impact these estimates include changes in laws and regulations relating to restoration and abandonment requirements, economic conditions, and supply and demand. The estimated useful lives of property, plant, and equipment currently range from 4 to 40 years. Management has determined there is no impairment of property, plant, and equipment as of March 31, 2012 and 2011.

Deferred financing costs

        Costs related to obtaining and executing debt agreements are capitalized and amortized to interest expense on a straight-line basis, which approximates the interest method, over the term of the related debt. Costs incurred in connection with the financing of the acquisition of the Company were approximately $350,000. The loan origination fees will be amortized over the life of the commitment.

        Amortization of deferred financing costs charged to operations for the years ended March 31, 2012 and 2011, totaled $65,625 for each year. Accumulated amortization as of March 31, 2012 and 2011 was $180,469 and $114,844, respectively. Estimated amortization of deferred financing costs for each of the next two years is $65,625 and $38,281 for year three.

        Amortization of deferred financing costs charged to operations for the three month periods ended June 30, 2012 and 2011, totaled $16,407 for each period. Accumulated amortization as of June 30, 2012 was $197,056.

Asset retirements and environmental obligations

        The Company did not record any obligation for March 31, 2012 and 2011. The fair value of an asset retirement liability is recorded in the period in which it is incurred if a reasonable estimate of fair value can be made. If a reasonable estimate of fair value cannot be made in the period the asset retirement obligation is incurred, the liability is recognized when a reasonable estimate of fair value can

PARNON STORAGE INC.

Notes to Financial Statements (Continued)

March 31, 2012 and 2011 and June 30, 2012 and 2011

(Information as of June 30, 2012 and for the three month periods ended
June 30, 2012 and 2011 is Unaudited)

Note 1—Organization and Summary of Significant Accounting Policies (Continued)

be made. The Company did not deem any liability reasonably estimable for the years ended March 31, 2012 and 2011.

Income taxes

        Deferred taxes are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse. Valuation allowances are provided if based upon the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will be realized.

        At March 31, 2012 and 2011, no uncertain tax positions have been identified and the Company is no longer subject to tax examinations by tax authorities for years prior to March 31, 2009. If applicable, interest and penalties related to uncertain tax positions will be recognized in income tax expense. No amounts were recognized during the years ended March 31, 2012 and 2011.

Interest rate swap

        The Company uses interest rate swaps to reduce the exposure to market fluctuations by converting variable interest rates to fixed interest rates for borrowings under certain facilities.

        The Company recognizes and measures the swaps at fair value on the balance sheets. In hedging its interest rate risk, the Company determined that the interest rate swaps do not meet the criteria for specific hedge accounting; therefore changes in the fair value are included in earnings.

        The fair value of the interest rate swap was obtained using a present value model as if the agreement was terminated at March 31, 2012 and 2011. This amount represents the estimated amount that the Company would receive or pay to terminate the agreement.

Fair value measurements

        Fair value is defined as the price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. US GAAP also establishes a fair value hierarchy, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. US GAAP describes three levels of inputs that may be used to measure fair value:

          Level 1:    Unadjusted quoted prices in active markets for identical assets or liabilities.

          Level 2:    Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

          Level 3:    Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

PARNON STORAGE INC.

Notes to Financial Statements (Continued)

March 31, 2012 and 2011 and June 30, 2012 and 2011

(Information as of June 30, 2012 and for the three month periods ended
June 30, 2012 and 2011 is Unaudited)

Note 1—Organization and Summary of Significant Accounting Policies (Continued)

        In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, a financial instrument's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the investment.

Concentrations of risk

        The Company's activities expose it to a variety of financial risks which include market, credit, and liquidity risks.

        Farahead monitors the financial risks of the Company and takes necessary measures to minimize them. The Company's overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Company's financial performance. The Company has exposure to the significant financial risks described below:

Market Risk

        The Company is currently responsible for storing crude oil purchased by PEI and receives a fixed fee according to a long-term agreement. The Company is therefore dependent upon the success or failure of PEI's trading activities and its ability to continue as a going concern. Based on the nature and demand for energy, the Company believes that there are several alternatives or other options available and that the business strategy can be revised accordingly should PEI encounter any future difficulties.

Interest Rate Risk

        Cash flow interest rate risk is the risk that future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Fair value interest rate risk is the risk that the value of a financial instrument will fluctuate due to changes in market interest rates.

        The Company has borrowings under third party and related party facilities which could make it susceptible to losses from unexpected increases in interest rates. The Company attempts to mitigate this risk through the use of an interest rate swap (See Note 3).

Credit Risk

        Credit risk arises from the possibility that customers may not be able to settle obligations within the normal terms of transactions.

        At March 31, 2012 and 2011, the Company had concentrations of credit risk for its cash and cash equivalents held by financial institutions. The Company's cash in U.S. bank deposit accounts at times may exceed federally insured limits. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant risk.

PARNON STORAGE INC.

Notes to Financial Statements (Continued)

March 31, 2012 and 2011 and June 30, 2012 and 2011

(Information as of June 30, 2012 and for the three month periods ended
June 30, 2012 and 2011 is Unaudited)

Note 1—Organization and Summary of Significant Accounting Policies (Continued)

        The Company currently earns all revenue from PEI; however, the storage tanks can be used by third party customers as considered necessary, so the source of potential revenue is not limited.

Liquidity Risk

        Liquidity risk is the risk that the Company will encounter difficulty in raising funds or the capital necessary to meet commitments and obligations as they become due. Liquidity risk may result from an inability to sell financial assets quickly at close to fair value.

        The Company has long-term debt due to a third party financial institution and also to PHI for the construction of its storage tanks (See Note 4). Additionally, nearly all of the Company's working capital and income is currently from services provided to PEI. The Company believes it will be able to obtain additional related party loans from its Parent or other subsidiaries within the consolidated group if needed to meet its financial obligations and continue as a going concern.

Use of estimates

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Significant estimates include, but are not limited to, the fair value of the interest rate swap; useful lives assigned to property, plant, and equipment for depreciation; asset retirement obligations; and valuation of deferred taxes. Actual results could differ from those estimates.

Note 2—Property and Equipment

        The following is a summary of the Company's property and equipment at March 31:

	2011	2012
Storage facility	$66,013,596	$66,013,596
Computer equipment	8,384	10,767
Furniture and fixtures	24,694	24,694

	66,046,674	66,049,057
Less accumulated depreciation	3,189,670	4,846,823

	$62,857,004	$61,202,234

        Depreciation expense for property and equipment totaled $1,657,153 and $1,649,221 for the years ended March 31, 2012 and 2011, respectively. Substantially all assets are pledged as collateral on the Company's facility agreement (See Note 4).

PARNON STORAGE INC.

Notes to Financial Statements (Continued)

March 31, 2012 and 2011 and June 30, 2012 and 2011

(Information as of June 30, 2012 and for the three month periods ended
June 30, 2012 and 2011 is Unaudited)

Note 2—Property and Equipment (Continued)

        The following is a summary of the Company's property and equipment at June 30, 2012:

Storage facility	$66,013,596
Computer equipment	10,767
Furniture and fixtures	24,694

66,049,057
Less accumulated depreciation	5,261,181

$60,787,876

        Depreciation expense for property and equipment totaled $414,358 and $414,239 for the three month periods ended June 30, 2012 and 2011, respectively.

Note 3—Interest Rate Swap

        The Company combines changes in the fair value of its interest rate swap (unrealized gains/losses) on the statements of income with monthly settlements (realized gains/losses). The change in the fair value was ($293,427) and ($78,929) and total monthly settlements paid were $1,892,045 and $2,055,798 for the years ended March 31, 2012 and 2011, respectively. The Company's interest rate swap fixes the interest rate at 4.33% per annum through the termination date, May 31, 2015. The notional amount ranges from $43,875,000 at March 31, 2012 to $29,250,000 at maturity. The Company has classified its interest rate swap as a Level 2 instrument in the fair value hierarchy.

        The change in the fair value was $234,830 and ($392,636) and total monthly settlements paid were $442,019 and $491,434 for the three month periods ended June 30, 2012 and 2011, respectively.

Note 4—Term Note Payable

        On January 30, 2008, the Company entered into a facility agreement with a consortium of reputable lenders for a total commitment of $54,000,000 to finance the acquisition, construction and initial operation of the Company's five crude oil storage tanks. On October 30, 2009, outstanding borrowings of $45,568,828 were converted into a term note maturing October 30, 2014 with interest at the three-month LIBOR plus 2.0% (2.56% at March 31, 2012) and payments due quarterly. The underlying assets (including required insurance) and the restricted cash equivalents serve as collateral, and Farahead Holdings Limited and Farahead Investments Inc. are guarantors. The facility agreement contains various financial and other covenants which the Company must comply with on a quarterly and annual basis, notably to maintain a minimum actual and projected debt service coverage ratio. The Company was in compliance with these covenants as of March 31, 2012 and 2011.

        Effective May 31, 2008, the Company entered into an interest rate swap agreement with the primary lender as required under the facility agreement. The Company is paying interest at a fixed rate of 4.33% and is receiving variable interest at one month LIBOR (0.244% at March 31, 2012). The calculation of interest is based on specified variable monthly notional amounts which do not exceed

PARNON STORAGE INC.

Notes to Financial Statements (Continued)

March 31, 2012 and 2011 and June 30, 2012 and 2011

(Information as of June 30, 2012 and for the three month periods ended
June 30, 2012 and 2011 is Unaudited)

Note 4—Term Note Payable (Continued)

$54,000,000. At March 31, 2012 and 2011, the notional amount of the swap was $43,875,000 and $47,250,000, respectively.

        Future maturities of the term note payable are as follows at March 31, 2012:

Years Ending March 31,	Amount
2013	$5,000,000
2014	5,000,000
2015	24,318,828

$34,318,828

Note 5—Taxation

        The composition of income taxes consisted of the following for the years ended March 31:

	2011	2012
Current tax expense
State	$680,431	$445,828
Federal	760,711	2,148,723

	1,441,142	2,594,551
Deferred tax expense
State	66,683	72,476
Federal	2,490,391	1,381,210

	2,557,074	1,453,686

	$3,998,216	$4,048,237

        The reconciliation of statutory tax on the pre-tax income and tax expense follows:

	2011	2012
Tax at U.S. statutory rate	$3,591,479	$3,685,739
Additional tax (tax savings) in respect of:
State tax net of Federal benefit	485,624	362,264
Non-deductible expenses	34,015	234
Change in tax rates	137,098	—
Taxes in respect of previous years	(250,000)	—

	$3,998,216	$4,048,237

PARNON STORAGE INC.

Notes to Financial Statements (Continued)

March 31, 2012 and 2011 and June 30, 2012 and 2011

(Information as of June 30, 2012 and for the three month periods ended
June 30, 2012 and 2011 is Unaudited)

Note 5—Taxation (Continued)

        Deferred tax assets and liabilities are comprised of the following at March 31:

	2011	2012
Deferred tax assets:
Financial instruments	$1,478,346	$1,582,888
Deferred tax liabilities:
Property, plant, and equipment	(2,787,527)	(4,384,797)
Prepaid assets	(206,464)	(179,709)
Other	(12,287)	—

	$(1,527,932)	$(2,981,618)

        The net amount of deferred income taxes expected to be settled in more than 12 months is $4,384,797.

        The Company is included in the consolidated tax return filed by PHI. Income tax expense (benefit) in the Company's statement of operations has been allocated based upon the Company's share of taxable income or loss included in the consolidated return. At March 31, 2012 and 2011, respectively, $4,737,767 and $2,183,317 was due to PHI for income taxes.

Note 6—Related Party Transactions

        On January 1, 2008, the Company entered into a $20,000,000 revolving credit facility with PHI for general corporate and working capital purposes, which is subordinated to the Company's term note. The outstanding balance was $4,790,470 and $13,136,277 (including accrued interest of $41,705 and $87,723) at March 31, 2012 and 2011, respectively. There is no scheduled maturity or fixed payment terms. Interest accrues quarterly at the three-month LIBOR plus 2.5% (3.0557% at March 31, 2012) and is added to the outstanding balance. For the year ended March 31, 2012, no draws were taken and principal payments made were $8,298,417. Interest of $285,078 was paid during 2012.

        The outstanding balance was $2,828,315 (including accrued interest of $25,698) at June 30, 2012. For the three month period ended June 30, 2012, no draws were taken and principal payments made were $1,947,520. Interest of $40,334 and $87,723 was paid during 2012 and 2011, respectively.

        All of the Company's revenues come from PEI. Additionally, at March 31, 2012 the Company has a current amount due to PGI of $2,936 and a current amount due to PEI of $800.

        At June 30, 2012 the Company had a balance due to PGI of $2,408.

Note 7—Commitments and Contingencies

Legal and regulatory proceedings

        The Company may be subject to various legal and regulatory proceedings arising in the ordinary course of business. Some of these proceedings may be covered, in whole or in part, by insurance. The

PARNON STORAGE INC.

Notes to Financial Statements (Continued)

March 31, 2012 and 2011 and June 30, 2012 and 2011

(Information as of June 30, 2012 and for the three month periods ended
June 30, 2012 and 2011 is Unaudited)

Note 7—Commitments and Contingencies (Continued)

Company is also directly or indirectly, subject to challenges by special interest groups to regulatory approvals and permits for potential expansion projects. These events, individually and in the aggregate, are not expected to have a material adverse effect on the financial statements.

        On May 24, 2011, the U.S. Commodity Futures Trading Commission ("CFTC") issued a complaint against two traders and three group companies (namely PEI, Arcadia Energy (Suisse) SA, and Arcadia Petroleum Limited), alleging an unlawful manipulation scheme to artificially increase the price of physical and manipulate the NYMEX WTI financial contract oil price. The group companies deny the allegations and the matter will be adjudicated in court.

        It is the intention of the group companies to seek an application to dismiss the CFTC complaint. No provision has been made as of March 31, 2012 for any liability arising as a result of the allegations.

Operating leases

        On August 2, 2007, the Company entered into a lease with a third party operator for the land beneath the storage tanks in Cushing, Oklahoma, prior to their construction. The initial lease term is 50 years with consecutive renewal option periods of 5 years each thereafter (up to an additional 30 years) if the Company gives proper notice. The Company is responsible for maintaining insurance, paying taxes, general maintenance and repairs, and complying with relevant laws and regulations. The Company must return the land, including any improvements, to the third party operator upon expiration or termination of the lease. The Company pays fixed monthly lease payments which are scheduled to increase gradually over time. The Company incurred $120,000 in rent expense for the years ended March 31, 2012 and 2011. Future minimum lease payments required under this non-cancelable operating lease as of March 31, 2012 is as follows:

Years ending March 31,	Amount
2013	$120,000
2014	120,000
2015	120,000
2016	120,000
2017	120,000
Thereafter	6,045,438

$6,645,438

        The Company incurred $30,000 in rent expense for each of the three month periods ended June 30, 2012 and 2011, respectively.

Operating agreement

        On January 30, 2008, the Company entered into an agreement with a third party operator to provide certain services for the storage tanks in Cushing, Oklahoma, for the remaining term of the land lease. The Company pays a monthly base service fee which is determined based on a formula using the

PARNON STORAGE INC.

Notes to Financial Statements (Continued)

March 31, 2012 and 2011 and June 30, 2012 and 2011

(Information as of June 30, 2012 and for the three month periods ended
June 30, 2012 and 2011 is Unaudited)

Note 7—Commitments and Contingencies (Continued)

number of tanks in service and may incur other costs for additional services. The Company incurred $2,023,019 and $1,873,015 in service fees for the years ended March 31, 2012 and 2011, respectively.

        Additionally, the Company incurred $516,601 and $474,338 in service fees for the three month periods ended June 30, 2012 and 2011, respectively.

APPENDIX A

FORM OF THIRD AMENDED AND RESTATED
AGREEMENT OF LIMITED PARTNERSHIP OF JP ENERGY PARTNERS LP

[To be filed by amendment]

A-1

APPENDIX B

GLOSSARY OF TERMS

        additive injection:    Any materials incorporated in finished petroleum products in order to improve their performance in existing applications or to broaden the areas of their utility.

        Bbl or barrel:    One stock tank barrel, or 42 U.S. gallons liquid volume, used in reference to oil or other liquid hydrocarbons.

        Bbls/d:    Stock tank barrels per day.

        bio-diesel:    A domestic, renewable fuel for diesel engines derived from natural oils.

        blending services:    Refers to the process by which various compounds are combined with gasoline or diesel from the crude oil refining process to make finished gasoline and diesel. These may include natural gasoline, FCC unit gasoline, ethanol, reformate or butane, among others.

        Bpd:    One barrel per day.

        Brent crude:    A type of crude oil commonly used as a price benchmark.

        butane:    A hydrocarbon that is a gas under surface conditions and is found in natural gas.

        catalyst:    A substance that alters, accelerates, or instigates chemical changes, but is neither produced, consumed nor altered in the process.

        CBOB, PBOB and RBOB:    Refers to motor gasoline blending components intended for blending with oxygenates to produce finished conventional motor gasoline.

        condensate:    A natural gas liquid with a low vapor pressure, mainly composed of propane, butane, pentane and heavier hydrocarbon fractions.

        crude oil:    A mixture of hydrocarbons that exists in liquid phase in underground reservoirs.

        dye-at-rack capability:    Dye is injected into diesel products in order to mark the fuel as "off-road diesel," meaning that the diesel can be used for only off-road vehicles. The dye is mechanically injected at the time that diesel fuel is loaded from a refined products terminal to a transport truck and distinguishes taxable product from product that is not taxed.

        end-user markets:    The ultimate users and consumers of transported energy products.

        ethanol:    A clear, colorless, flammable oxygenated hydrocarbon that is used in the United States as a gasoline octane enhancer and oxygenate.

        FERC:    Federal Energy Regulatory Commission.

        Gal or Gallon:    A unit of volume for liquid measure equal to four quarts.

        Gal/d:    Gallons per day.

        GHGs:    Greenhouse gases.

        hydraulic fracturing:    A well stimulation method in which a high-pressure frac liquid is pumped down a well to fracture the reservoir rock adjacent to the wellbore.

        liquid petroleum products:    Products which are obtained from the processing of crude oil, natural gas and other hydrocarbon compounds.

B-1

        Louisiana Light Sweet Crude:    Refers to a crude oil that is relatively low in sulfur content, requiring less processing to remove the sulfur than sour crude oil. Sweet crude oil is typically more expensive than sour crude oil.

        LPG or liquid petroleum gas:    Refers to propane or butane.

        MBbls:    One thousand barrels.

        MBbls/d:    One thousand barrels per day.

        Mgal/d:    One thousand gallons per day.

        natural gas liquids, or NGLs:    The combination of ethane, propane, normal butane, isobutane and natural gasolines that when removed from natural gas become liquid under various levels of higher pressure and lower temperature.

        NYMEX:    New York Mercantile Exchange.

        oxygenate blending:    The blending of substances which, when added to gasoline, increase the amount of oxygen in that gasoline blend.

        play:    A proven geological formation that contains commercial amounts of hydrocarbons.

        propane:    A hydrocarbon that is a gas under surface conditions and is found in natural gas.

        refined products:    Hydrocarbon compounds, such as gasoline, diesel fuel, jet fuel and residential fuel, that are produced by a refinery.

        terminaling:    The temporary storage of refined products in a facility connected to a refined product pipeline.

        throughput:    The volume of refined products transported or passing through a terminal or other facility during a particular period.

        ultra-low sulphur diesel:    Diesel fuel that has a maximum sulfur content of 15 parts per million.

        vapor recovery units:    A refinery unit to which gases and vaporized gasoline from various processing operations are charged to separate the mixed charged into desired intermediate qualities for further processing.

        wellhead:    The equipment at the surface of a well used to control the well's pressure. Also, the point at which the hydrocarbons and water exit the ground.

        WTI:    West Texas Intermediate, a type of crude oil commonly used as a price benchmark.

B-2

JP Energy Partners LP

Common Units
Representing Limited Partner Interests

Prospectus

                         , 2013

Barclays

BofA Merrill Lynch

        Through and including                           , 2013 (the 25th day after the date of this prospectus), federal securities laws may require all dealers that effect transactions in these securities, whether or not participating in this offering, to deliver a prospectus. This requirement is in addition to a dealer's obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

Part II

Information Not Required in the Registration Statement

Item 13.    Other Expenses of Issuance and Distribution

        Set forth below are the expenses (other than underwriting discounts and commissions) expected to be incurred in connection with the issuance and distribution of the securities registered hereby. With the exception of the Securities and Exchange Commission registration fee, the FINRA filing fee and the NYSE filing fee, the amounts set forth below are estimates.

SEC registration fee	$		*
FINRA filing fee		35,000
NYSE listing fee			*
Printing and engraving expenses			*
Fees and expenses of legal counsel			*
Accounting fees and expenses			*
Transfer agent and registrar fees			*
Miscellaneous			*

Total	$		*

    *
    To be filed by amendment.

Item 14.    Indemnification of Directors and Officers

        The section of the prospectus entitled "Our Partnership Agreement—Indemnification" discloses that we will generally indemnify officers, directors and affiliates of the general partner to the fullest extent permitted by the law against all losses, claims, damages or similar events and is incorporated herein by this reference. Reference is also made to the underwriting agreement to be filed as an exhibit to this registration statement in which we and certain of our affiliates will agree to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act"), and to contribute to payments that may be required to be made in respect of these liabilities. Subject to any terms, conditions or restrictions set forth in the partnership agreement, Section 17-108 of the Delaware Act empowers a Delaware limited partnership to indemnify and hold harmless any partner or other persons from and against all claims and demands whatsoever.

Item 15.    Recent Sales of Unregistered Securities

        During the past three years, we have sold or issued securities that were not registered under the Securities Act, as set forth below. No underwriters were involved in any of these issuances of securities. The issuances described below were made to investors in reliance upon the exemption from the registration requirements of the Securities Act provided by Rule 506 and Rule 701 promulgated thereunder, relative to transactions by an issuer not involving any public offering. All non-employee purchasers or recipients of our securities described below represented to us in connection with their purchase or receipt that they were accredited investors and were acquiring our equity securities for their own account for investment purposes only and not with a view to, or for sale in connection with, any distribution thereof. Additionally, the purchasers or recipients of our securities received written disclosures that the securities had not been registered under the Securities Act and that any resale must be made pursuant to a registration statement or an available exemption from such registration. All purchasers or recipients either received adequate information about us or had access, through employment or other relationships, to such information.

  •
  In connection with our formation, on May 6, 2010 we issued (i) 45 common units to JP Energy GP LLC, our predecessor general partner, and (ii) 474,375 common units to 24 private investors. The aggregate consideration for the issuances was $9,547,838.

  •
  In connection with an acquisition of assets, we issued 2,000 common units to the transferor of the assets and 7,500 common units to two individuals as acquisition consideration on October 1, 2010. The aggregate consideration for the issuances was $190,000.

  •
  In connection with a capital call, we issued 158,125 common units to 24 private investors, all of whom were pre-existing investors in the Partnership, on October 10, 2010. The aggregate consideration for the issuances was $3,182,613.

  •
  In connection with a capital call, we issued 209,819 common units to 22 private investors, 16 of whom were pre-existing investors in the Partnership, on January 17, 2011. The aggregate consideration for the issuances was $4,220,131.

  •
  We issued 60,534 common units to three private investors on January 31, 2011. The aggregate consideration for the issuances was $1,210,680.

  •
  We issued 1,622 common units to one private investor on February 1, 2011. The aggregate consideration for the issuance was $32,440.

  •
  In connection with an acquisition of assets, we issued 7,500 common units as acquisition consideration on June 22, 2011. The aggregate consideration of the units at the time they were issued was $150,000.

  •
  In connection with a capital call, on June 27, 2011 we issued 78,030 common units to seven private investors, all of whom who were pre-existing investors in the Partnership. The aggregate consideration for the issuances was $1,598,271.

  •
  In connection with our recapitalization by Lonestar Midstream Holdings, LLC ("Lonestar"), on June 27, 2011 we (i) retired 992,005 outstanding common units and issued 992,005 Class B common units in their place, (ii) issued 524,746 Series A preferred units to Lonestar and (iii) issued a one-third membership interest in JP Energy GP II LLC, our successor general partner, to Lonestar. The aggregate consideration for the issuances to Lonestar was $11,544,412.

  •
  In connection with a funding by Lonestar, we issued 552,348 Series B preferred units to Lonestar on September 8, 2011. The aggregate consideration for the issuance was $12,151,656.

  •
  In connection with a funding by Lonestar, we issued 59,270 Series C preferred units and 49,821 Class A common units to Lonestar on December 9, 2011. The aggregate consideration for the issuance was $2,400,002.

  •
  Between March 2012 and June 2012, in connection with our general partner's entry into employment agreements with seven employees, we issued 75,000 restricted Class B common units, subject to the terms and conditions of award agreements between us and each employee.

  •
  In connection with a funding by Lonestar, we issued 2,113,637 Class A common units to Lonestar on June 6, 2012. The aggregate consideration for the issuance was $46,500,014.

  •
  On June 27, 2012, we issued 15,000 Class B common units to a pre-existing investor after a holder of our Class B common units surrendered a unit certificate representing 15,000 Class B common units in connection with a private sale of class B common units.

  •
  In connection with a funding by Lonestar and an acquisition of assets in July 2012, we issued (i) 1,977,273 Class A common units to Lonestar on July 19, 2012 and (b) 666,667 Class C common units to four private parties as acquisition consideration on July 20, 2012. The aggregate consideration for the issuance to Lonestar was $43,500,006. The aggregate consideration of the units at the time they were issued to the four private parties was $20,000,010.

  •
  In connection with a funding by Lonestar, we issued 2,272,727 Class A common units to Lonestar on August 2, 2012. The aggregate consideration for the issuance was $50,000,016.

  •
  On September 13, 2012, upon Lonestar's surrender of a certificate representing 49,821 Class A common units, we issued (i) 46,821 Class A common units to Lonestar and (ii) 3,000 Class A common units to an independent contractor who provided services to an affiliate of Lonestar.

  •
  On September 19, 2012, we issued 50,000 restricted Class B common units to an employee of our general partner pursuant to the earn-out provisions of the employee's employment agreement.

  •
  In connection with an acquisition of assets, we issued 2,500,000 Class C common units to four private parties on November 27, 2012. We received cash consideration of $10,963,200 for 438,528 of the units issued on this date. The aggregate consideration of the remaining 2,061,472 units at the time they were was $51,536,800.

  •
  In November and December 2012, in connection with our general partner's entry into employment agreements with three employees, we issued 36,500 restricted Class B common units, subject to the terms and conditions of award agreements between us and each employee.

  •
  In connection with a funding by Lonestar, we issued 454,456 Class A common units to Lonestar on December 27, 2012. The aggregate consideration for the issuance was $10,000,012.

  •
  On February 1, 2013, we issued 2,061,472 Class C common units after a holder of our Class C common units surrendered a unit certificate representing 2,061,472 class C common units. We reissued the units so they could be held separately by two individuals affiliated with the holder.

  •
  In March 2013, one employee of our general partner forfeited 4,000 Class B common units in connection with their departure from the employ of our general partner.

  •
  On April 1, 2013, we issued 2,000 Class B common units after a holder of our Class B common units surrendered a unit certificate representing 2,000 Class B common units. We reissued the units so they could be held by two individuals affiliated with the holder.

  •
  In April 2013, we issued an aggregate of 53,500 restricted Class B common units to six employees of our general partner, subject to the terms and conditions of award agreements between us and each employee.

Item 16.    Exhibits

        The following documents are filed as exhibits to this registration statement:

Exhibit Number		Description
1.1	*	Form of Underwriting Agreement (including form of Lock-up Agreement).
3.1		Certificate of Limited Partnership of JP Energy Partners LP.
3.2	*	Form of Third Amended and Restated Agreement of Limited Partnership of JP Energy Partners LP (included as Appendix A to the Prospectus).

Exhibit Number		Description
4.1	*	Registration Rights Agreement dated June 27, 2011 between JP Energy Partners LP and Lonestar Midstream Holdings, LLC.
4.2	*	Registration Rights Agreement dated November 27, 2012 among JP Energy Partners LP, Arkansas Terminaling and Trading Inc., Michael Coulson, Mary Ann Dawkins and White Properties II Limited Partnership.
5.1	*	Opinion of Latham & Watkins LLP as to the legality of the securities being registered.
8.1	*	Opinion of Latham & Watkins LLP relating to tax matters.
10.1	*	Form of Amended and Restated Credit Agreement.
10.2	*	Form of JP Energy Partners LP 2013 Long-Term Incentive Plan.
10.3	*	Form of Right of First Offer Agreement.
16.1		Change in Certifying Accountant Letter.
21.1		List of Subsidiaries of JP Energy Partners LP.
23.1	*	Consent of PricewaterhouseCoopers LLP.
23.2	*	Consent of Travis Wolff, LLP.
23.3	*	Consent of Grant Thornton LLP.
23.4	*	Consent of Latham & Watkins LLP (contained in Exhibit 5.1).
23.5	*	Consent of Latham & Watkins LLP (contained in Exhibit 8.1).
23.6		Consent of Wood Mackenzie Limited.
24.1		Powers of Attorney (contained on the signature page to this Registration Statement).

*
To be filed by amendment.

Item 17.    Undertakings

        The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. If a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

        The undersigned registrant hereby undertakes that,

  (i)
  For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to

    Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

  (ii)
  For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        The undersigned registrant undertakes to send to each common unitholder, at least on an annual basis, a detailed statement of any transactions with JP Energy GP II LLC, our general partner, or its affiliates, and of fees, commissions, compensation and other benefits paid or accrued to JP Energy GP II LLC or its affiliates for the fiscal year completed, showing the amount paid or accrued to each recipient and the services performed.

        The registrant undertakes to provide to the common unitholders the financial statements required by Form 10-K for the first full fiscal year of operations of the company.

Signatures

        Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Irving, State of Texas, on July [    •    ], 2013.

JP Energy Partners LP
By:	JP Energy GP II LLC, its general partner
By:
J. Patrick Barley President and Chief Executive Officer

        Each person whose signature appears below appoints J. Patrick Barley and Todd W. Whitbeck, and each of them, any of whom may act without the joinder of the other, as his true and lawful attorneys-in-fact and agents, with full power of substitution and re-substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement and any Registration Statement (including any amendment thereto) for this offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitute and substitutes, may lawfully do or cause to be done by virtue hereof.

        Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

J. Patrick Barley	President and Chief Executive Officer (Principal Executive Officer)	July [•], 2013
Todd W. Whitbeck	Senior Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	July [•], 2013
John F. Erhard	Director	July [•], 2013
Daniel R. Revers	Director	July [•], 2013
Lucius H. Taylor	Director	July [•], 2013
Greg Arnold	Director	July [•], 2013

Exhibit Index

Exhibit Number		Description
1.1	*	Form of Underwriting Agreement (including form of Lock-up Agreement).
3.1		Certificate of Limited Partnership of JP Energy Partners LP.
3.2	*	Form of Third Amended and Restated Agreement of Limited Partnership of JP Energy Partners LP (included as Appendix A to the Prospectus).
4.1	*	Registration Rights Agreement dated June 27, 2011 between JP Energy Partners LP and Lonestar Midstream Holdings, LLC.
4.2	*	Registration Rights Agreement dated November 27, 2012 among JP Energy Partners LP, Arkansas Terminaling and Trading Inc., Michael Coulson, Mary Ann Dawkins and White Properties II Limited Partnership.
5.1	*	Opinion of Latham & Watkins LLP as to the legality of the securities being registered.
8.1	*	Opinion of Latham & Watkins LLP relating to tax matters.
10.1	*	Form of Amended and Restated Credit Agreement.
10.2	*	Form of JP Energy Partners LP 2013 Long-Term Incentive Plan.
10.3	*	Form of Right of First Offer Agreement.
16.1		Change in Certifying Accountant Letter.
21.1		List of Subsidiaries of JP Energy Partners LP.
23.1	*	Consent of PricewaterhouseCoopers LLP.
23.2	*	Consent of Travis Wolff, LLP.
23.3	*	Consent of Grant Thornton LLP.
23.4	*	Consent of Latham & Watkins LLP (contained in Exhibit 5.1).
23.5	*	Consent of Latham & Watkins LLP (contained in Exhibit 8.1).
23.6		Consent of Wood Mackenzie Limited.
24.1		Powers of Attorney (contained on the signature page to this Registration Statement).

*
To be filed by amendment.